Filed pursuant to Rule 424(b)(3)
File No. 333-298954
JOINT PROXY STATEMENT/PROSPECTUS

MERGER PROPOSED – YOUR VOTE IS VERY IMPORTANT
OCTOBER 8, 2026
To the Stockholders of TPG Mortgage Investment Trust, Inc. and the Stockholders of Cherry Hill Mortgage Investment Corporation:
The board of directors, which we refer to as the “MITT Board,” of TPG Mortgage Investment Trust, Inc., a Maryland corporation, which we refer to as “MITT,” and the board of directors, which we refer to as the “CHMI Board,” of Cherry Hill Mortgage Investment Corporation, a Maryland corporation, which we refer to as “CHMI,” have each approved an Agreement and Plan of Merger, dated as of August 9, 2026, as such agreement may be amended or modified from time to time, the “Merger Agreement,” by and among MITT, CHMI, MIT Merger Sub II, LLC, a Delaware limited liability company and wholly owned subsidiary of MITT, which we refer to as “Merger Sub,” Cherry Hill Operating Partnership, LP, a Delaware limited partnership and subsidiary of CHMI, which we refer to as “CHOP,” and, solely for the limited purposes set forth in the Merger Agreement, AG REIT Management, LLC, a Delaware limited liability company, which we refer to as “MITT Manager,” pursuant to which (i) CHOP will merge with and into CHMI, with CHMI continuing as the surviving corporation, which we refer to as the “Partnership Merger,” and (ii) immediately following the Partnership Merger, CHMI will merge with and into Merger Sub, with Merger Sub continuing as the surviving entity and a subsidiary of MITT, which we refer to as the “Company Merger,” and, together with the Partnership Merger, the “Mergers.” The closing of the Mergers, which we refer to as the “Closing,” will occur as promptly as practicable following satisfaction of all closing conditions set forth in the Merger Agreement.
Under the terms of the Merger Agreement, at the effective time of the Company Merger, which we refer to as the “Company Merger Effective Time,” each outstanding share of CHMI common stock, par value $0.01 per share, which we refer to as “CHMI Common Stock,” (other than shares held by MITT or Merger Sub or by any wholly owned subsidiary of MITT, Merger Sub or CHMI), will be converted into the right to receive (i) from MITT, (A) 0.3063 shares of MITT common stock, par value $0.01 per share, which we refer to as “MITT Common Stock,” which such shares of MITT Common Stock we refer to as the “Per Share Stock Consideration” plus (B) $0.41 per share in cash, which we refer to as the “Per Share MITT Cash Consideration,” plus (ii) from MITT Manager (acting solely on its own behalf), $0.52 per share in cash, which we refer to as the “Per Share Additional Manager Consideration” and, together with the Per Share Stock Consideration and the Per Share MITT Cash Consideration, the “Common Stock Merger Consideration.”
In addition, each share of CHMI 8.20% Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share, which we refer to as “CHMI Series A Preferred Stock,” outstanding immediately prior to the Company Merger Effective Time will be converted into the right to receive one newly issued share of MITT 8.20% Series D Cumulative Redeemable Preferred Stock, par value $0.01 per share, which we refer to as “MITT Series D Preferred Stock.” Also, each share of CHMI 8.250% Series B Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock, par value $0.01 per share, which we refer to as “CHMI Series B Preferred Stock,” outstanding immediately prior to the Company Merger Effective Time will automatically be converted into the right to receive one newly issued share of MITT Series E Floating Rate Cumulative Redeemable Preferred Stock, par value $0.01 per share, which we refer to as “MITT Series E Preferred Stock.” The MITT Series D Preferred Stock and MITT Series E Preferred Stock will have rights, preferences, privileges and voting powers substantially the same as those of the CHMI Series A Preferred Stock and CHMI Series B Preferred Stock, respectively.

Following the Company Merger, the MITT Common Stock will remain listed on the New York Stock Exchange, which we refer to as the “NYSE,” under the symbol “MITT,” and the MITT Series D Preferred Stock and the MITT Series E Preferred Stock will be listed on the NYSE under the symbols “MITT PrD” and “MITT PrE,” respectively.
If the Company Merger is completed, after giving effect to the issuance of shares of MITT Common Stock in connection therewith, we anticipate that MITT common stockholders immediately prior to the Company Merger will own approximately 73% of the common stock of MITT upon completion of the Company Merger, and former CHMI common stockholders, including holders of CHMI Equity Awards that are vesting and settling in, or being converted into, CHMI Common Stock under the Merger Agreement prior to the Company Merger, will own approximately 27% of the common stock of MITT upon completion of the Company Merger.
MITT and CHMI will each hold a special meeting of their respective stockholders to consider the matters discussed below. The MITT special meeting will be held at the offices of Hunton Andrews Kurth LLP, 200 Park Avenue, New York, New York 10166, on December 2, 2026, at 10:00 a.m., Eastern Time. CHMI’s special meeting will be held virtually on December 2, 2026, at 9:00 a.m., Eastern Time.
At the MITT special meeting, the MITT stockholders will be asked to consider and vote on (i) a proposal to approve the issuance of MITT Common Stock pursuant to the Merger Agreement, which we refer to as the “MITT Common Stock Issuance Proposal,” and (ii) a proposal to approve the adjournment of the MITT special meeting, if necessary or appropriate, for the purpose of soliciting additional proxies for the approval of the MITT Common Stock Issuance Proposal, which we refer to as the “MITT Adjournment Proposal.” The MITT Board has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Company Merger and the issuance of the Per Share Stock Consideration, which we refer to as the “MITT Common Stock Issuance,” are advisable, fair to and in the best interests of MITT and its stockholders, (ii) approved the Merger Agreement and the transactions contemplated thereby, including the Company Merger and the MITT Common Stock Issuance, (iii) directed that the MITT Common Stock Issuance be submitted to the holders of MITT Common Stock for their approval at the MITT special meeting and (iv) resolved to recommend, subject to the terms and conditions of the Merger Agreement, that the holders of MITT Common Stock approve the MITT Common Stock Issuance Proposal. The MITT Board unanimously recommends that MITT stockholders vote “FOR” the MITT Common Stock Issuance Proposal and “FOR” the MITT Adjournment Proposal. Only those matters included in the notice of the MITT special meeting may be considered and voted upon at the MITT special meeting.
At the CHMI special meeting, the CHMI stockholders will be asked to consider and vote on (i) a proposal to approve the Merger Agreement and the Company Merger, which we refer to as the “CHMI Merger Proposal,” (ii) a proposal to approve, on a non-binding, advisory basis, the compensation that may be paid or become payable to CHMI’s named executive officers that is based on or otherwise relates to the Mergers, which we refer to as the “CHMI Compensation Proposal,” and (iii) a proposal to approve the adjournment of the CHMI special meeting, if necessary or appropriate, including for the purpose of soliciting additional proxies for the approval of the CHMI Merger Proposal, which we refer to as the “CHMI Adjournment Proposal.” The CHMI Board has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Mergers, are advisable, fair to and in the best interests of CHMI and its stockholders, (ii) authorized and approved the Merger Agreement and the transactions contemplated thereby, (iii) directed that the Merger Agreement and the Company Merger be submitted to a vote of the holders of CHMI Common Stock at the CHMI special meeting and (iv) resolved to recommend, subject to the terms and conditions of the Merger Agreement, that the holders of CHMI Common Stock approve the Merger Agreement and the Company Merger. The CHMI Board unanimously recommends that the CHMI common stockholders vote “FOR” the CHMI Merger Proposal, “FOR” the CHMI Compensation Proposal and “FOR” the CHMI Adjournment Proposal. Only those matters included in the notice of the CHMI special meeting may be considered and voted upon at the CHMI special meeting.
This joint proxy statement/prospectus provides detailed information about the special meetings of MITT and CHMI, the Merger Agreement, the Mergers and other related matters. A copy of the Merger Agreement is attached as Annex A to this joint proxy statement/prospectus. We encourage you to read this joint proxy statement/prospectus, the Merger Agreement and the other annexes to this joint proxy statement/prospectus carefully and in their entirety. In particular, you should carefully consider the discussion in the section of this joint proxy statement/prospectus entitled “Risk Factors” beginning on page 41. You may also obtain more information about each company from the documents they file with the Securities and Exchange Commission, which we refer to as “SEC.”
Your vote is very important, regardless of the number of shares of MITT Common Stock or CHMI Common Stock you own. Whether or not you plan to attend the MITT special meeting or the CHMI special meeting, as applicable, please complete, date, sign and return, as promptly as possible, the enclosed proxy card in the accompanying reply envelope or authorize a proxy to vote your shares at the applicable meeting. If you attend and vote at a special meeting, your vote by ballot will revoke any proxy previously submitted. We note that attendance alone is not sufficient to revoke a previously authorized proxy.
Thank you in advance for your continued support.

Sincerely,
/s/ Thomas J. Durkin	/s/ Jeffrey B. Lown II
Thomas J. Durkin Chief Executive Officer and President TPG Mortgage Investment Trust, Inc.	Jeffrey B. Lown II Chief Executive Officer and President Cherry Hill Mortgage Investment Corporation
Neither the SEC nor any state securities regulatory agency has approved or disapproved of the securities to be issued in connection with the Company Merger or passed upon the adequacy or accuracy of this joint proxy statement/prospectus. Any representation to the contrary is a criminal offense.
This joint proxy statement/prospectus is dated October 8, 2026, and is first being mailed to the stockholders of MITT and the stockholders of CHMI on or about October 9, 2026.

TPG MORTGAGE INVESTMENT TRUST, INC.
245 Park Avenue, 26th Floor
New York, New York 10167
(212) 692-2000
NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD ON DECEMBER 2, 2026
NOTICE IS HEREBY GIVEN that a special meeting of stockholders, which we refer to as “MITT special meeting,” of TPG Mortgage Investment Trust, Inc., a Maryland corporation, which we refer to as “MITT,” will be held at the offices of Hunton Andrews Kurth LLP, 200 Park Avenue, New York, New York 10166, on December 2, 2026, at 10:00 a.m., Eastern Time, for the following purposes:
•to consider and vote on a proposal, which we refer to as the “MITT Common Stock Issuance Proposal,” to approve the issuance of shares of MITT common stock, par value $0.01 per share, which we refer to as “MITT Common Stock,” pursuant to the Agreement and Plan of Merger, dated as of August 9, 2026, as amended or modified from time to time, which we refer to as the “Merger Agreement,” a copy of which is attached as Annex A to the joint proxy statement/prospectus accompanying this notice, by and among MITT, Cherry Hill Mortgage Investment Corporation, a Maryland corporation, which we refer to as “CHMI,” Cherry Hill Operating Partnership, LP, a Delaware limited partnership and subsidiary of CHMI, which we refer to as “CHOP,” MIT Merger Sub II, LLC, a Delaware limited liability company and wholly owned subsidiary of MITT, which we refer to as “Merger Sub,” and, solely for the limited purposes set forth therein, AG REIT Management, LLC, a Delaware limited liability company and the external manager of MITT, pursuant to which CHOP will merge with and into CHMI, with CHMI continuing as the surviving corporation, which we refer to as the “Partnership Merger,” and immediately following the Partnership Merger, CHMI will merge with and into Merger Sub, with Merger Sub continuing as the surviving entity and a subsidiary of MITT, which we refer to as the “Company Merger,” and together with the Partnership Merger, the “Mergers;” and
•to consider and vote on a proposal to approve the adjournment of the MITT special meeting, if necessary or appropriate, for the purpose of soliciting additional proxies for the approval of the MITT Common Stock Issuance Proposal, which we refer to as the “MITT Adjournment Proposal.”
Pursuant to Maryland law and MITT's Bylaws, no other business may be brought before the MITT special meeting other than the proposals described above. Only holders of record of MITT Common Stock at the close of business on October 2, 2026, the record date for the MITT special meeting, are entitled to receive this notice and vote at the MITT special meeting and any adjournments or postponements thereof.
The board of directors of MITT, which we refer to as “MITT Board,” has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Company Merger and the issuance of the shares of MITT Common Stock in connection with the Company Merger, which we refer to as “MITT Common Stock Issuance,” are advisable, fair to and in the best interests of MITT and MITT’s stockholders, (ii) approved the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Company Merger and the MITT Common Stock Issuance, (iii) directed that the MITT Common Stock Issuance Proposal be submitted to the holders of MITT Common Stock for their approval at the MITT special meeting and (iv) resolved to recommend, subject to the terms and conditions of the Merger Agreement, that the holders of MITT Common Stock approve the MITT Common Stock Issuance Proposal. The MITT Board unanimously recommends that you vote “FOR” the MITT Common Stock Issuance Proposal and “FOR” the MITT Adjournment Proposal.

Assuming a quorum is present, the MITT Common Stock Issuance Proposal requires the affirmative vote of a majority of the votes cast on the proposal. The Company Merger cannot be completed without the approval by MITT’s stockholders of the MITT Common Stock Issuance Proposal.
Your vote is very important, regardless of the number of shares of MITT Common Stock that you own. Whether or not you plan to attend the MITT special meeting in person, you are urged to authorize a proxy as promptly as possible by (1) calling the number specified on your proxy card, (2) accessing the website specified on your proxy card or (3) marking, signing, dating and promptly returning the enclosed proxy card in the postage-paid envelope provided, so that your shares of MITT Common Stock may be represented and voted at the MITT special meeting. If your shares of MITT Common Stock are held in the name of a bank, broker or other nominee, please follow the instructions on the voting instruction card furnished to you by such bank, broker or other nominee.
The accompanying joint proxy statement/prospectus contains a detailed description of the MITT Common Stock Issuance, the Company Merger and the other matters to be considered at the MITT special meeting. We urge you to read carefully the accompanying joint proxy statement/prospectus, including all documents incorporated by reference into the accompanying joint proxy statement/prospectus, and its annexes, in their entirety. If you have any questions concerning the proposals, the Company Merger or the joint proxy statement/prospectus, would like additional copies or need help voting your shares of MITT Common Stock, please contact MITT’s proxy solicitor:
D.F. King & Co., Inc.
28 Liberty Street, 53rd Floor
New York, NY 10005
Stockholders may call toll free: (866) 356-7813
Banks and Brokers may call collect: (212) 561-5183
Email: MITT@dfking.com

This notice and the enclosed joint proxy statement/prospectus are first being mailed to MITT stockholders on or about October 9, 2026.

By Order of the Board of Directors,
/s/ Jenny B. Neslin
Jenny B. Neslin General Counsel and Secretary New York, New York October 8, 2026

IMPORTANT INFORMATION IF YOU PLAN TO ATTEND THE MITT SPECIAL MEETING:
Any MITT stockholder that wants to attend the MITT special meeting must pre-register by emailing mittir@tpg.com not later than 5:00 p.m., Eastern Time, on November 27, 2026. For security reasons, you will be required to show a form of government-issued photo identification (e.g., a driver’s license or a passport) when you arrive at the MITT special meeting. If you need special assistance at the MITT special meeting because of a disability, please contact mittir@tpg.com.
In order to attend the MITT special meeting, you will need to provide evidence that you are a stockholder as of the close of business on the record date. This can be a copy of your proxy card or a brokerage statement showing your shares as of the close of business on the record date.
If you hold your shares of MITT Common Stock in “street name” through a broker, bank or other nominee, you will need to contact the broker, bank or other nominee that holds your shares in order to obtain a legal proxy from that broker, bank or other nominee. Please note that if you do not provide a copy of such legal proxy at the MITT special meeting, you may still attend the MITT special meeting as long as you have registered, but you will not be able to vote shares in person at the MITT special meeting.

CHERRY HILL MORTGAGE INVESTMENT CORPORATION
4000 Route 66, Suite 310
Tinton Falls, New Jersey 07753
NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD ON DECEMBER 2, 2026
NOTICE IS HEREBY GIVEN that a special meeting of stockholders (the “CHMI special meeting”) of Cherry Hill Mortgage Investment Corporation, a Maryland corporation (“CHMI”), will be held virtually on December 2, 2026, at 9:00 a.m., Eastern Time. At the CHMI special meeting, CHMI common stockholders will be asked to consider and vote upon the following matters:
1.a proposal to approve (a) the Agreement and Plan of Merger, dated as of August 9, 2026 (as it may be amended or modified from time to time, the “Merger Agreement”) by and among TPG Mortgage Investment Trust, Inc., a Maryland corporation (“MITT”), MIT Merger Sub II, LLC, a Delaware limited liability company and a wholly owned subsidiary of MITT (“Merger Sub”), CHMI, Cherry Hill Operating Partnership, LP, a Delaware limited partnership (“CHOP”), and, solely for limited purposes set forth in the Merger Agreement, AG REIT Management, LLC, a Delaware limited liability company (“MITT Manager”), and (b) the merger of CHMI with and into Merger Sub, with Merger Sub being the surviving entity (the “Company Merger”) on the terms and subject to the conditions of the Merger Agreement (the “CHMI Merger Proposal”);
2.a proposal to approve, on a non-binding, advisory basis, the compensation that may be paid or become payable to CHMI’s named executive officers that is based on or otherwise relates to the Company Merger and the merger, immediately prior to the effective time of the Company Merger, of CHOP with and into CHMI, with CHMI as the surviving entity (the “Partnership Merger” and, together with the Company Merger, the “Mergers”) (such proposal, the “CHMI Compensation Proposal”); and
3.a proposal to approve any adjournment of the CHMI special meeting, if necessary or appropriate, including to solicit additional proxies if there are not sufficient votes to approve the CHMI Merger Proposal (the “CHMI Adjournment Proposal”).
Only those matters included in this notice of special meeting of stockholders will be considered and voted upon at the CHMI special meeting. The board of directors of CHMI (the “CHMI Board”) has fixed the close of business on October 2, 2026 as the record date (the “CHMI Record Date”) for the determination of CHMI common stockholders entitled to notice of, and to vote at, the CHMI special meeting and any adjournments or postponements thereof. Accordingly, only CHMI common stockholders at the close of business on the CHMI Record Date are entitled to notice of, and to vote at, the CHMI special meeting and any adjournments or postponements thereof.
The CHMI Board has unanimously: (a) determined that the Merger Agreement and the transactions contemplated thereby, including the Mergers, are advisable, fair to and in the best interests of CHMI and CHMI’s stockholders; (b) adopted the Merger Agreement and approved the transactions contemplated thereby, including the Mergers; (c) directed that the Merger Agreement and the Company Merger be submitted for consideration by the holders of CHMI Common Stock at the CHMI special meeting; and (d) resolved to recommend that the holders of CHMI Common Stock approve the Merger Agreement and the Company Merger on the terms and subject to the conditions of the Merger Agreement. The CHMI Board unanimously recommends that the CHMI common stockholders vote “FOR” the CHMI Merger Proposal, “FOR” the CHMI Compensation Proposal and “FOR” the CHMI Adjournment Proposal.
Assuming a quorum is present at the CHMI special meeting, approval of the CHMI Merger Proposal requires the affirmative vote of the holders of at least a majority of the issued and outstanding shares of CHMI

Common Stock entitled to vote at the CHMI special meeting. MITT and CHMI cannot complete the Mergers unless CHMI common stockholders approve the CHMI Merger Proposal.
Your vote is very important, regardless of the number of shares of CHMI Common Stock that you own. Whether or not you plan to attend the CHMI special meeting virtually, you are urged to authorize a proxy to vote your shares of CHMI Common Stock as promptly as possible by (i) calling the telephone number specified on your proxy card, (ii) accessing the website specified on your proxy card or (iii) marking, signing, dating and promptly returning your proxy card in the postage-paid envelope provided, so that your shares of CHMI Common Stock may be represented and voted at the CHMI special meeting. If you hold your shares of CHMI Common Stock in “street name” (i.e., you hold your shares beneficially through a broker, bank or other nominee), you should follow the voting instructions provided by your broker, bank or other nominee in order to vote by proxy.
The accompanying joint proxy statement/prospectus contains a detailed description of, among other things, the CHMI Merger Proposal, the CHMI Compensation Proposal and the CHMI Adjournment Proposal. We urge you to read carefully the accompanying joint proxy statement/prospectus, including all documents incorporated by reference into the accompanying joint proxy statement/prospectus, and its annexes, in their entirety. If you have any questions concerning the proposals or the joint proxy statement/prospectus, would like additional copies or need help voting your shares of CHMI Common Stock, please contact CHMI’s proxy solicitor:
Georgeson LLC
51 West 52nd Street, 6th Floor
New York, New York 10019
Stockholders, Banks and Brokers
Call Toll-Free: (877) 739-9301
Email: cherryhill@georgeson.com

This notice and the enclosed joint proxy statement/prospectus are first being mailed to CHMI stockholders on or about October 9, 2026.
By Order of the Board of Directors,
/s/ Susan Healey
Susan Healey,
General Counsel and Secretary
Tinton Falls, New Jersey
October 8, 2026

ADDITIONAL INFORMATION
This joint proxy statement/prospectus incorporates by reference (i) important business and financial information about MITT from other documents that MITT has filed with the SEC and that are not included in or delivered with this joint proxy statement/prospectus and (ii) important business and financial information about CHMI from other documents that CHMI has filed with the SEC and that are not included in or delivered with this joint proxy statement/prospectus. For a listing of the documents incorporated by reference in this joint proxy statement/prospectus and additional information on how you can obtain copies of these documents free of charge from MITT or CHMI, as applicable, please see the section entitled “Where You Can Find More Information and Incorporation by Reference” beginning on page 215 of this joint proxy statement/prospectus. This information is also available for you to review free of charge through the SEC’s website at www.sec.gov.
You may request copies of this joint proxy statement/prospectus, and any of the documents incorporated by reference in this joint proxy statement/prospectus or other information concerning MITT or CHMI, without charge, upon written or oral request to the applicable company’s executive offices. The respective addresses and telephone numbers of such executive offices are listed below.

For information about MITT:	For information about CHMI:
TPG Mortgage Investment Trust, Inc.	Cherry Hill Mortgage Investment Corporation
245 Park Avenue, 26th Floor	4000 Route 66, Suite 310
New York, New York 10167	Tinton Falls, New Jersey 07753
(212) 692-2000	(877) 870-7005
Attention: Investor Relations	Attention: Investor Relations
Email: mittir@tpg.com	Email: InvestorRelations@CHMIreit.com
Investors may also consult the websites of MITT or CHMI for more information concerning the Mergers described in this joint proxy statement/prospectus. The website of MITT is www.mitt.tpg.com and the website of CHMI is www.chmireit.com. Information included on these websites is not incorporated by reference into this joint proxy statement/prospectus. The references to these websites are intended to be inactive textual references only.
If you would like to request any documents, please do so by November 24, 2026 (which is five business days before the date of the MITT special meeting and CHMI special meeting, as applicable), in order to receive them before the MITT special meeting and the CHMI special meeting.
In addition, if you have questions about the Mergers or the accompanying joint proxy statement/prospectus, if you would like additional copies of the joint proxy statement/prospectus or need to obtain proxy cards or other information related to the proxy solicitation, please contact:

If you are a MITT stockholder:	If you are a CHMI stockholder:
D.F. King & Co., Inc. 28 Liberty Street, 53rd Floor New York, NY 10005 Call Toll-Free: (866) 356-7813 Call Collect: (212) 561-5183 Email: MITT@dfking.com	Georgeson LLC 51 West 52nd Street, 6th Floor New York, NY 10019 Call Toll-Free: (877) 739-9301 Email: cherryhill@georgeson.com
For a more detailed description of the documents incorporated by reference in this joint proxy statement/prospectus and how you may obtain them, see the section entitled “Where You Can Find More Information and Incorporation by Reference” beginning on page 215 of this joint proxy statement/prospectus.

ABOUT THIS DOCUMENT
This joint proxy statement/prospectus, which forms part of a registration statement on Form S-4 (Registration Statement No. 333-298954) filed by MITT with the SEC, constitutes a prospectus of MITT for purposes of the Securities Act of 1933, as amended, which we refer to as the “Securities Act,” with respect to the shares of MITT Common Stock, the shares of MITT Series D Preferred Stock and the shares of MITT Series E Preferred Stock issuable pursuant to the Merger Agreement. This joint proxy statement/prospectus also constitutes a proxy statement for each of MITT and CHMI for purposes of the Securities Exchange Act of 1934, as amended, which we refer to as the “Exchange Act.” In addition, it constitutes a notice of special meeting with respect to the MITT special meeting and a notice of special meeting with respect to the CHMI special meeting.
No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this joint proxy statement/prospectus. This joint proxy statement/prospectus is dated October 8, 2026, and you should not assume that the information contained in, or incorporated by reference into, this joint proxy statement/prospectus is accurate as of any date other than that date (or, in the case of documents incorporated by reference, their respective dates). Neither the mailing of this joint proxy statement/prospectus to MITT stockholders or CHMI stockholders nor the issuance of MITT Common Stock, MITT Series D Preferred Stock or MITT Series E Preferred Stock pursuant to the Merger Agreement will create any implication to the contrary.
This joint proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction in which, or to any person to whom, it is unlawful to make any such offer or solicitation in such jurisdiction.
Information contained in or incorporated by reference into this joint proxy statement/prospectus regarding MITT has been provided by MITT. Information contained in or incorporated by reference into this joint proxy statement/prospectus regarding CHMI has been provided by CHMI. MITT and CHMI have both contributed to the information relating to the Mergers and the other transactions contemplated by the Merger Agreement contained in this joint proxy statement/prospectus.

i

ii

EXPERTS	211
LEGAL MATTERS	212
STOCKHOLDER PROPOSALS	213
WHERE YOU CAN FIND MORE INFORMATION AND INCORPORATION BY REFERENCE	215
MULTIPLE STOCKHOLDERS SHARING ONE ADDRESS	218
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION	219
Notes to Unaudited Pro Forma Condensed Combined Financial Information	223

iii

FREQUENTLY USED TERMS
Certain terms that are defined in and frequently used throughout this joint proxy statement/prospectus may be helpful for you to have in mind at the outset. Unless otherwise specified or if the context so requires, the following terms have the meanings set forth below for purposes of this joint proxy statement/prospectus:
“Aurora” refers to Aurora Financial Group, Inc., a New Jersey corporation and CHMI’s licensed mortgage servicing subsidiary.
“Canceled Shares” refers to all shares of CHMI Common Stock and CHMI Preferred Stock held by MITT or CHMI or by any direct or indirect subsidiary of MITT or CHMI immediately prior to the Company Merger Effective Time.
“CHMI” refers to Cherry Hill Mortgage Investment Corporation, a Maryland corporation.
“CHMI Adjournment Proposal” refers to the proposal to the CHMI common stockholders to approve the adjournment of the CHMI special meeting, if necessary or appropriate, including for the purpose of soliciting additional proxies for the approval of the CHMI Merger Proposal.
“CHMI Board” refers to the board of directors of CHMI.
“CHMI Bylaws” refers to the Second Amended and Restated Bylaws of CHMI, as amended from time to time.
“CHMI Charter” refers to the Articles of Amendment and Restatement of CHMI, as amended and supplemented from time to time.
“CHMI Common Stock” refers to common stock, par value $0.01 per share, of CHMI.
“CHMI Common Unit” means a Common Unit as defined in the CHOP Partnership Agreement.
“CHMI Compensation Proposal” refers to the non-binding, advisory proposal to the CHMI common stockholders to approve the compensation that may be paid or become payable to CHMI’s named executive officers that is based on or otherwise relates to the Mergers.
“CHMI Director Designees” refers to two persons designated by CHMI pursuant to the Merger Agreement no later than 20 business days prior to the Closing Date, who will be appointed to the MITT Board pursuant to the terms of the Merger Agreement upon completion of the Company Merger.
“CHMI Equity Awards” means, collectively, CHMI Restricted Stock Awards, CHMI PSU Awards, CHMI RSU Awards and CHMI LTIP Units.
“CHMI Equity Plans” means any of CHMI’s 2023 Equity Incentive Plan and 2013 Equity Incentive Plan.
“CHMI LTIP Unit” means a LTIP Unit as defined in the CHOP Partnership Agreement.
“CHMI Merger Proposal” refers to the proposal to the CHMI common stockholders to approve the Merger Agreement and the Company Merger.
“CHMI Preferred Stock” refers to the CHMI Series A Preferred Stock and the CHMI Series B Preferred Stock.
“CHMI PSU Award” means each performance-based restricted stock unit award in respect of a share of CHMI Common Stock granted under the CHMI Equity Plans.
“CHMI Record Date” refers to the close of business on October 2, 2026.
“CHMI Restricted Stock Award” means shares of restricted CHMI Common Stock subject to vesting conditions based on continuing service and granted under the CHMI Equity Plans.

“CHMI RSU Award” means each restricted stock unit award in respect of a share of CHMI Common Stock granted under the CHMI Equity Plans (other than CHMI PSU Awards).
“CHMI Series A Preferred Stock” means CHMI’s 8.20% Series A Cumulative Redeemable Preferred Stock, $0.01 par value per share.
“CHMI Series B Preferred Stock” means CHMI’s 8.250% Series B Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock, $0.01 par value per share.
“CHMI Solutions” refers to CHMI Solutions, Inc., a Delaware corporation and CHMI’s taxable REIT subsidiary.
“CHMI special meeting” refers to the special meeting of CHMI common stockholders to be held virtually on December 2, 2026, at 9:00 a.m., Eastern Time.
“CHMI Stock” refers to CHMI Common Stock and CHMI Preferred Stock.
“CHMI Stockholder Approval” refers to the approval of the CHMI Merger Proposal by the affirmative vote of the holders of at least a majority of the issued and outstanding shares of CHMI Common Stock entitled to vote at the CHMI special meeting.
“CHMI Sub-REIT” means CHMI Sub-REIT, Inc., a Maryland corporation.
“CHOP” refers to Cherry Hill Operating Partnership, LP, a Delaware limited partnership and subsidiary of CHMI.
“CHOP Partnership Agreement” means the Agreement of Limited Partnership of CHOP, dated as of April 25, 2013, as amended by that certain First Amendment to the Agreement of Limited Partnership of CHOP, dated as of August 16, 2017, as further amended by that certain Second Amendment to the Agreement of Limited Partnership of CHOP, dated as of April 5, 2018, as further amended by that certain Third Amendment to the Agreement of Limited Partnership of CHOP, dated as of February 8, 2019.
“Closing” refers to the closing of the transactions contemplated in the Merger Agreement, including the Mergers.
“Closing Date” refers to the date on which the Closing occurs.
“Code” refers to the Internal Revenue Code of 1986, as amended.
“Combined Company” refers to MITT and its subsidiaries, including Merger Sub as the Surviving Entity of the Company Merger, after the Closing. References in this joint proxy statement/prospectus to securities of the Combined Company mean securities of MITT after completion of the Company Merger.
“Common Stock Merger Consideration” refers to the Per Share MITT Consideration plus the Per Share Additional Manager Consideration.
“Company Merger” refers to the merger of CHMI with and into Merger Sub, with Merger Sub continuing as the Surviving Entity, pursuant to the Merger Agreement.
“Company Merger Effective Time” refers to such date and time that the Company Merger becomes effective.
“Exchange Act” refers to the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.
“Exchange Ratio” refers to the fixed exchange ratio of 0.3063 (subject to adjustment in accordance with Section 3.1(d) of the Merger Agreement).

“Facility Documentation” refers to documentation relating to the Fannie Mae Facility or the Freddie Mac Facility.
“Fannie Mae” refers to the Federal National Mortgage Association.
“Fannie Mae Facility” refers to that certain Loan and Security Agreement dated as of October 26, 2021 (as amended, modified, supplemented, restated or amended and restated from time to time in accordance with its terms), by and among Aurora and Cherry Hill QRS III, LLC, as borrowers, and Western Alliance Bank, as lender.
“Freddie Mac” refers to the Federal Home Loan Mortgage Corporation.
“Freddie Mac Facility” refers to that certain Credit and Security Agreement, dated as of July 31, 2018 (as amended, modified, supplemented, restated or amended and restated from time to time in accordance with its terms), by and among Aurora, CHMI and Cherry Hill QRS V, LLC, as borrowers, and NEXBANK, as lender.
“GAAP” refers to the accounting principles generally accepted in the United States of America.
“Investment Company Act” refers to the Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder.
“IRS” refers to the U.S. Internal Revenue Service.
“Mergers” refers to, collectively, the Partnership Merger and the Company Merger.
“Merger Agreement” refers to the Agreement and Plan of Merger, dated as of August 9, 2026, by and among MITT, CHMI, CHOP, Merger Sub and, solely for the limited purposes set forth therein, MITT Manager, as amended or modified from time to time (a copy of the Merger Agreement is attached as Annex A to this joint proxy statement/prospectus).
“Merger Consideration” refers to the aggregate amount of Common Stock Merger Consideration, as well as the MITT Series D Preferred Stock and the MITT Series E Preferred Stock into which the CHMI Series A Preferred Stock and the CHMI Series B Preferred Stock will be converted, in each case, pursuant to the Merger Agreement.
“Merger Sub” refers to MIT Merger Sub II, LLC, a Delaware limited liability company and wholly owned subsidiary of MITT.
“MGCL” refers to the Maryland General Corporation Law, as amended.
“Minimum Distribution Dividend” refers to such amount, if any, with respect to any taxable year of CHMI, MITT or any of their subsidiaries, as applicable, ending on or prior to the Closing Date, which is required to be paid by CHMI, MITT or any of their subsidiaries, as applicable, prior to the Company Merger Effective Time to (a) satisfy the distribution requirements set forth in Section 857(a) of the Code and (b) avoid, to the extent possible, the imposition of income tax under Section 857(b) of the Code and the imposition of excise tax under Section 4981 of the Code.
“MITT” or “Registrant” refers to TPG Mortgage Investment Trust, Inc., a Maryland corporation.
“MITT Adjournment Proposal” refers to the proposal to the MITT common stockholders to approve the adjournment of the MITT special meeting, if necessary or appropriate, for the purpose of soliciting additional proxies for the approval of the MITT Common Stock Issuance Proposal.
“MITT Board” refers to the board of directors of MITT.
“MITT Bylaws” refers to the Amended and Restated Bylaws of MITT, as amended from time to time.
“MITT Charter” refers to the Articles of Amendment and Restatement of MITT, as amended and supplemented from time to time.

“MITT Common Stock” refers to a share of common stock, par value $0.01 per share, of MITT.
“MITT Common Stock Issuance” refers to the issuance of the shares of MITT Common Stock pursuant to the Merger Agreement.
“MITT Common Stock Issuance Proposal” refers to the proposal to the MITT common stockholders to approve the issuance of MITT Common Stock pursuant to the Merger Agreement.
“MITT Management Agreement” refers to the Management Agreement between MITT and MITT Manager, dated as of June 29, 2011, as amended by that certain First Amendment to Management Agreement, dated as of April 6, 2020, that certain Second Amendment to Management Agreement, dated as of September 24, 2020, that certain Third Amendment to Management Agreement, dated as of November 22, 2021, that certain Fourth Amendment to Management Agreement, dated as of August 8, 2023, and, as applicable the MITT Management Agreement Amendment.
“MITT Management Agreement Amendment” refers to the Fifth Amendment to the MITT Management Agreement between MITT and MITT Manager, dated as of August 9, 2026 (a copy of the MITT Management Agreement Amendment is attached as Annex B to this joint proxy statement/prospectus).
“MITT Manager” refers to AG REIT Management, LLC, a Delaware limited liability company.
“MITT Preferred Stock” refers to, prior to completion of the Mergers, MITT Series A Preferred Stock, MITT Series B Preferred Stock and MITT Series C Preferred Stock, collectively, and, after completion of the Mergers, the foregoing series of preferred stock plus MITT Series D Preferred Stock and MITT Series E Preferred Stock.
“MITT Preferred Stock Issuance” refers to the issuance of the shares of MITT Series D Preferred Stock and MITT Series E Preferred Stock pursuant to the Merger Agreement.
“MITT Record Date” refers to the close of business on October 2, 2026.
“MITT Series A Preferred Stock” refers to the shares of 8.25% Series A Cumulative Redeemable Preferred Stock, $0.01 par value per share, of MITT.
“MITT Series B Preferred Stock” refers to the shares of 8.00% Series B Cumulative Redeemable Preferred Stock, $0.01 par value per share, of MITT.
“MITT Series C Preferred Stock” refers to the shares of 8.000% Series C Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock, $0.01 par value per share, of MITT.
“MITT Series D Preferred Stock” means MITT’s 8.20% Series D Cumulative Redeemable Preferred Stock set forth in the articles supplementary substantially in the form attached as Annex A to the Merger Agreement, which is attached as Annex A to this joint proxy statement/prospectus, having the rights, preferences, privileges and voting powers substantially the same as those of the CHMI Series A Preferred Stock immediately prior to the Mergers.
“MITT Series E Preferred Stock” means MITT’s Series E Floating Rate Cumulative Redeemable Preferred Stock, with the terms of MITT’s Series E Floating Rate Cumulative Redeemable Preferred Stock set forth in the articles supplementary substantially in the form attached as Annex B to the Merger Agreement, which is attached as Annex A to this joint proxy statement/prospectus, having the rights, preferences, privileges and voting powers substantially the same as those of the CHMI Series B Preferred Stock immediately prior to the Mergers.
“MITT special meeting” refers to the special meeting of MITT common stockholders to be held at the offices of Hunton Andrews Kurth LLP, 200 Park Avenue, New York, New York 10166, on December 2, 2026, at 10:00 a.m., Eastern Time.
“MITT Stock” refers to MITT Common Stock and MITT Preferred Stock.

“MITT Stockholder Approval” refers to the approval of the MITT Common Stock Issuance Proposal by the affirmative vote of the holders of a majority of the votes cast at the MITT special meeting in accordance with the rules and regulations of the NYSE and the organizational documents of MITT.
“NYSE” refers to the New York Stock Exchange.
“Partnership Merger” refers to the merger occurring immediately prior to the Company Merger in which CHOP merges with and into CHMI, with CHMI continuing as the surviving corporation, pursuant to the Merger Agreement.
“Partnership Merger Effective Time” refers to the effective time of the Partnership Merger.
“Per Share Additional Manager Consideration” means $0.52 per share in cash.
“Per Share MITT Cash Consideration” means $0.41 per share in cash.
“Per Share MITT Consideration” refers to the Per Share Stock Consideration plus the Per Share MITT Cash Consideration.
“Per Share Stock Consideration” refers to a number of validly issued, fully-paid and nonassessable shares of MITT Common Stock equal to the Exchange Ratio.
“REIT” refers to a real estate investment trust as defined in Section 856 of the Code.
“Required Regulatory Approvals” refers to (i) approval of the change in control of Aurora, CHMI’s licensed mortgage servicing subsidiary, as a result of the consummation of the Mergers by (A) Fannie Mae and Freddie Mac and (B) certain governmental authorities in states where Aurora operates, and (ii) execution and delivery of an acknowledgement amendment or other change of control consent as a result of the Transactions by (A) Freddie Mac under the Facility Documentation relating to the Freddie Mac Facility and (B) Fannie Mae under the Facility Documentation relating to the Fannie Mae Facility.
“Required Regulatory Notifications” means the pre-Closing notification filings to be made with any governmental authority under applicable law in connection with the consummation of the Transactions, subject to the terms and conditions of the Merger Agreement.
“SEC” refers to the U.S. Securities and Exchange Commission.
“Securities Act” refers to the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.
“Surviving Entity” refers to Merger Sub, as the surviving entity of the merger of CHMI with and into Merger Sub with Merger Sub continuing as the Surviving Entity.
“Termination Date” refers to 11:59 p.m. Eastern Time, on March 9, 2027; provided, however, that if, as of the Termination Date, all conditions to Closing under the Merger Agreement other than obtaining the Required Regulatory Approvals or absence of a law, order or injunction preventing closing shall have been satisfied, then the Termination Date will automatically be extended for an additional 60 days, which date thereafter shall be deemed to be the Termination Date.
“Transactions” refers to the transactions contemplated by the Merger Agreement.
“Treasury Regulations” means the regulations promulgated under the Code, as amended from time to time.
“Voting Agreement” refers to the Voting and Support Agreement, dated as of August 9, 2026, by and among Cherry Hill Mortgage Investment Corporation and AG MIT, LLC (a copy of the Voting Agreement is attached as Annex C to this joint proxy statement/prospectus).

QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETINGS AND THE MERGERS
The following questions and answers are intended to address certain questions that you may have regarding the Merger Agreement, the Mergers and the MITT and CHMI special meetings. These questions and answers do not address all questions that may be important to you as a stockholder of MITT or CHMI. Please refer to the “Summary” beginning on page 22 and the more detailed information contained elsewhere in this joint proxy statement/prospectus, the annexes to this joint proxy statement/prospectus and the documents incorporated by reference into this joint proxy statement/prospectus, which you should read carefully.
Q:    What are the Partnership Merger and the Company Merger?
A:    MITT, Merger Sub, CHMI, CHOP and, solely for the limited purposes set forth in the Merger Agreement, MITT Manager, have entered into the Merger Agreement pursuant to which, and subject to the terms and conditions of the Merger Agreement, CHOP will merge with and into CHMI, with CHMI continuing as the surviving entity. We refer to this merger as the “Partnership Merger.” Immediately following the Partnership Merger, CHMI will merge with and into Merger Sub, with Merger Sub continuing as the Surviving Entity and a subsidiary of MITT. We refer to this merger as the “Company Merger.” We refer to the Partnership Merger and the Company Merger, collectively, as the “Mergers.” A copy of the Merger Agreement is attached as Annex A to this joint proxy statement/prospectus. In order to complete the Mergers, among other conditions described in the Merger Agreement and this joint proxy statement/prospectus, the common stockholders of MITT must approve the MITT Common Stock Issuance Proposal and the common stockholders of CHMI must approve the CHMI Merger Proposal.
Q:    Why am I receiving this joint proxy statement/prospectus?
A:    MITT and CHMI are delivering this joint proxy statement/prospectus to you because it is a joint proxy statement being used by both the MITT Board and the CHMI Board to solicit proxies from MITT’s and CHMI’s respective common stockholders in connection with the approval of the MITT Common Stock Issuance Proposal, the CHMI Merger Proposal and related matters.
In order to approve the MITT Common Stock Issuance Proposal, MITT will duly give notice of, convene and hold a special meeting of its common stockholders. This joint proxy statement/prospectus serves as a proxy statement for the MITT special meeting and describes the proposals to be presented at the MITT special meeting.
CHMI will duly give notice of, convene and hold a special meeting of its common stockholders to approve the CHMI Merger Proposal and related matters. This joint proxy statement/prospectus serves as a proxy statement for the CHMI special meeting and describes the proposals to be presented at the CHMI special meeting.
MITT and CHMI will hold separate special meetings of their respective common stockholders to obtain these approvals.
In addition, this joint proxy statement/prospectus is also a prospectus that is being delivered to holders of CHMI Common Stock because, in connection with the Company Merger, MITT will issue (i) shares of MITT Common Stock to the holders of CHMI Common Stock, including holders of CHMI Equity Awards that are vesting and settling in, or being converted into, CHMI Common Stock under the Merger Agreement prior to the Company Merger, (ii) shares of MITT Series D Preferred Stock to the holders of CHMI Series A Preferred Stock and (iii) shares of MITT Series E Preferred Stock to the holders of CHMI Series B Preferred Stock, as provided in the Merger Agreement and as described in this joint proxy statement/prospectus.
The terms of the newly issued shares of MITT Series D Preferred Stock and MITT Series E Preferred Stock will be set forth in the articles supplementary classifying and designating the MITT Series D Preferred Stock, which we refer to as the “MITT Series D Articles Supplementary,” and the MITT Series E Preferred Stock, which we refer to as the “MITT Series E Articles Supplementary,” respectively, the forms of which are included as Annexes A and B, respectively, to the Merger Agreement, which is attached to this joint proxy statement/prospectus as Annex A.
This joint proxy statement/prospectus contains important information about the Mergers and the proposals being considered and voted on at the MITT special meeting and CHMI special meeting and important information to consider in connection with an investment in MITT Common Stock. This joint proxy statement/prospectus contains important information about the special meetings of the common stockholders of each of MITT and CHMI, and you should read it carefully and in its entirety. The enclosed voting materials allow you to vote your shares of MITT Common Stock and/or CHMI Common Stock, as applicable, without attending the applicable special meeting. Your vote is important and we encourage you to authorize your proxy as soon as possible.
Q:    What proposals are MITT stockholders being asked to approve?
A:    MITT common stockholders are being asked to approve the MITT Common Stock Issuance Proposal and the MITT Adjournment Proposal. The approval of the MITT Common Stock Issuance Proposal by the MITT common stockholders is a condition to consummation of the Closing.
Q:    What proposals are CHMI stockholders being asked to approve?
A:    CHMI common stockholders are being asked to approve the CHMI Merger Proposal, the CHMI Compensation Proposal and the CHMI Adjournment Proposal. The approval of the CHMI Merger Proposal by the CHMI common stockholders is a condition to the consummation of the Closing. The approval of each of the CHMI Compensation Proposal and the CHMI Adjournment Proposal are not conditions to consummation of the Closing.
Q:    Why are MITT and CHMI proposing the Company Merger?
A:    The MITT Board has determined that the Company Merger, and the CHMI Board has determined that the Mergers, will provide a number of significant strategic opportunities and benefits to MITT and CHMI, respectively, and will be advisable, fair to and in the best interests of MITT and CHMI, respectively. The Company Merger is expected to provide MITT with improved scale, enhanced portfolio liquidity and an improved access to capital alternatives, which should support continued growth across MITT’s target assets and position MITT to take advantage of opportunities as they arise in the diversified markets in which MITT operates. The combination of MITT and CHMI is also expected to create significant cost savings and efficiencies over time resulting from the allocation of fixed operating expenses over a larger common equity base. To review the MITT Board’s reasons for the Company Merger in greater detail, see “The Mergers —Recommendation of the MITT Board and Its Reasons for the Company Merger” beginning on page 85. To review the CHMI Board’s reasons for the Mergers in greater detail, see “The Mergers — Recommendation of the CHMI Board and Its Reasons for the Mergers” beginning on page 88.
Q:    What happens if the market price of MITT Common Stock or CHMI Common Stock changes before the Closing?
A:    Changes in the market price of MITT Common Stock or the market price of CHMI Common Stock at or prior to the Company Merger Effective Time will not change the number of shares of MITT Common Stock that CHMI common stockholders, including holders of CHMI Equity Awards that are vesting and settling in, or being converted into, CHMI Common Stock under the Merger Agreement prior to the Company Merger, will receive in the Company Merger or the fixed cash consideration of $0.41 per share payable by MITT or the fixed Per Share Additional Manager Consideration of $0.52 per share payable by MITT Manager.
Accordingly, CHMI common stockholders, including holders of CHMI Equity Awards that are vesting and settling in, or being converted into, CHMI Common Stock under the Merger Agreement prior to the Company Merger, will receive a fixed number of shares of MITT Common Stock (based on the Exchange Ratio of 0.3063), plus fixed cash consideration of $0.41 per share from MITT, plus a fixed $0.52 per share from MITT Manager, regardless of changes in MITT’s or CHMI’s stock prices.
Q:    Are there any conditions to completion of the Mergers?
A:    Yes. In addition to the approval of the MITT common stockholders of the MITT Common Stock Issuance Proposal and the approval of the CHMI common stockholders of the CHMI Merger Proposal, each as described in this joint proxy statement/prospectus, there are a number of other conditions that must be satisfied or waived for the

Mergers to be consummated. For a description of all of the conditions to the Mergers, see “The Merger Agreement—Conditions to Complete the Mergers” beginning on page 146.
The following questions and answers apply to MITT stockholders only:
Q:    When and where is the MITT stockholder meeting?
A:    The MITT special meeting will be held at the offices of Hunton Andrews Kurth LLP, 200 Park Avenue, New York, New York 10166, on December 2, 2026, at 10:00 a.m., Eastern Time.
Q:    What matters will be voted on at the MITT special meeting?
A:    MITT common stockholders will consider the following proposals at the MITT special meeting:
•the MITT Common Stock Issuance Proposal; and
•the MITT Adjournment Proposal.
Q:    How does the MITT Board recommend that I vote on the proposals?
A:    The MITT Board has unanimously (i) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Company Merger and the MITT Common Stock Issuance, are advisable, fair to and in the best interests of MITT and its stockholders, (ii) approved the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Company Merger and the MITT Common Stock Issuance, (iii) directed that the MITT Common Stock Issuance Proposal be submitted to the holders of MITT Common Stock for consideration at the MITT special meeting and (iv) resolved to recommend, subject to the terms and conditions of the Merger Agreement, that the holders of MITT Common Stock approve the MITT Common Stock Issuance Proposal. The MITT Board unanimously recommends that the MITT common stockholders vote “FOR” the MITT Common Stock Issuance Proposal and vote “FOR” the MITT Adjournment Proposal.
Q:    How do I attend the MITT special meeting? What must I bring to attend the MITT special meeting?
A:    Any MITT stockholder that wants to attend the MITT special meeting must pre-register by emailing mittir@tpg.com not later than 5:00 p.m., Eastern Time, on November 27, 2026. For security reasons, you will be required to show a form of government-issued photo identification (e.g., a driver’s license or a passport) when you arrive at the MITT special meeting. If you need special assistance at the MITT special meeting because of a disability, please contact mittir@tpg.com.
You will need to provide evidence that you are a stockholder as of the close of business on the MITT Record Date. This can be a copy of your proxy card or a brokerage statement showing your shares as of the close of business on the MITT Record Date.
If you hold your shares of MITT Common Stock in “street name” through a broker, bank or other nominee, you will need to contact the broker, bank or other nominee that holds your shares in order to obtain a legal proxy from that broker, bank or other nominee. Please note that if you do not provide a copy of such legal proxy at the MITT special meeting, you may still attend the MITT special meeting as long as you have registered, but you will not be able to vote shares in person at the MITT special meeting.
Q:    How do I vote at the MITT special meeting?
A:    To ensure your representation at the MITT special meeting, you are urged to authorize your proxy to vote your shares of MITT Common Stock as promptly as possible by (1) calling the number specified on your proxy card, (2) accessing the website specified on your proxy card or (3) marking, signing, dating and promptly returning the enclosed proxy card in the postage-paid envelope provided. Whether or not you plan to attend the MITT special meeting, we urge you to vote in advance of the MITT special meeting by one of the methods described above. Any MITT stockholder of record attending the MITT special meeting may vote at the MITT special meeting even if such stockholder previously submitted a proxy. If your shares of MITT Common Stock are held by a broker, bank or other nominee, please follow the instructions from your broker, bank or other nominee to have your shares voted.
Please note that if you hold shares of MITT Common Stock in different accounts, it is important that you vote or authorize a proxy to vote the shares of MITT Common Stock represented by each account.
Q:    How can I revoke or change my vote?
A:    If you attend the MITT special meeting, you may revoke your proxy and vote in person at the MITT special meeting, even if you have previously returned your proxy card or authorized, through the Internet or by telephone, a proxy to vote your shares of MITT Common Stock. Attendance alone will not revoke a previously authorized proxy. Please carefully review the instructions in this joint proxy statement/prospectus and the enclosed proxy card or the information forwarded by your broker, bank or other nominee regarding each of these options.
Q:    What constitutes a quorum for the MITT special meeting?
A:    The presence in person or by proxy of the holders of shares of MITT Common Stock entitled to cast a majority of all the votes entitled to be cast at the MITT special meeting will constitute a quorum. Abstentions will be included in the calculation of the number of shares considered to be present at the MITT special meeting for purposes of determining the presence of a quorum at the MITT special meeting. As of the close of business on October 2, 2026, the MITT Record Date for the MITT special meeting, there were 31,803,475 shares of MITT Common Stock outstanding.
Q:    What vote is required for MITT stockholders to approve the MITT Common Stock Issuance Proposal?
A:    The MITT Common Stock Issuance Proposal must be approved by the affirmative vote of a majority of the votes cast at the MITT special meeting. The approval of the MITT Common Stock Issuance Proposal is a condition to the completion of the Mergers under the Merger Agreement. If MITT stockholders do not approve the MITT Common Stock Issuance Proposal, the Mergers will not occur.
Q:    What vote is required for MITT stockholders to approve the MITT Adjournment Proposal?
A:    The MITT Adjournment Proposal must be approved by the affirmative vote of a majority of the votes cast at the MITT special meeting.
Q:    How are votes counted at the MITT special meeting?
A:    For the MITT Common Stock Issuance Proposal and the MITT Adjournment Proposal, you may vote “FOR,” “AGAINST” or “ABSTAIN.” If you do not return your proxy card or otherwise authorize a proxy to vote your shares or attend the meeting, your shares of MITT Common Stock will not be considered present for the purpose of determining the presence of a quorum and will otherwise have no effect on the MITT Common Stock Issuance Proposal or the MITT Adjournment Proposal. Pursuant to Maryland law, abstentions are counted as present for purposes of determining the presence of a quorum. Abstentions and broker non-votes, as applicable, will have no effect on the outcome of the MITT Common Stock Issuance Proposal or the MITT Adjournment Proposal, as they will not be considered as votes cast. Properly executed proxy cards with no instructions indicated on the proxy card will be voted “FOR” the MITT Common Stock Issuance Proposal and “FOR” the MITT Adjournment Proposal.
In addition, banks, brokers and other nominees that hold their customers’ shares in street name may not vote their customers’ shares on “non-routine” matters without instructions from their customers. As each of the proposals to be voted upon at the MITT special meeting is considered “non-routine,” such organizations do not have discretion to vote on any of the proposals. As a result, if you fail to provide your broker, bank or other nominee with any instructions regarding how to vote your shares of MITT Common Stock, your shares of MITT Common Stock will not be considered present at the MITT special meeting and will not be voted on any of the proposals.

Q:    Who is entitled to vote at MITT special meeting?
A:    The MITT Board has fixed the close of business on October 2, 2026, as the MITT Record Date. Accordingly, only MITT common stockholders at the close of business on the MITT Record Date are entitled to notice of, and to vote their shares of MITT Common Stock at, the MITT special meeting and any adjournment or postponement thereof. The MITT Preferred Stock is not entitled to vote at the MITT special meeting.
Q:    Will MITT be required to submit the MITT Common Stock Issuance Proposal to the MITT stockholders even if the MITT Board has withdrawn, modified or qualified its recommendation?
A:    Yes. Unless the Merger Agreement is terminated before the MITT special meeting, MITT is required to submit the MITT Common Stock Issuance Proposal to its stockholders even if the MITT Board has withdrawn, modified or qualified its recommendation that MITT stockholders approve the MITT Common Stock Issuance Proposal.
Q:    How will MITT’s stockholders be affected by the Company Merger and MITT Common Stock Issuance?
A:    After the Closing, each MITT common stockholder will continue to own the shares of MITT Common Stock that such stockholder held immediately prior to the Closing. As a result, each MITT common stockholder will continue to own MITT Common Stock in the Combined Company, which will be a larger company with more assets and liabilities. However, because MITT will be issuing new shares of MITT Common Stock in the Company Merger, each outstanding share of MITT Common Stock immediately prior to the Closing will represent a smaller percentage of the aggregate number of shares of MITT Common Stock outstanding after the Closing.
Q:    Do the MITT directors and executive officers and MITT Manager have any interests in the Company Merger?
A:    Yes. The Combined Company will continue to be managed by MITT Manager under the terms of the MITT Management Agreement, as amended by the MITT Management Agreement Amendment. Under the MITT Management Agreement, MITT Manager is responsible for managing MITT’s affairs and to supply MITT’s executive officers, all of whom are employees of MITT Manager or an affiliate of MITT Manager, do not receive cash compensation from MITT. In exchange for its management services, MITT pays MITT Manager a management fee and reimburses it for certain expenses incurred by it and its affiliates in rendering management services to MITT. All non-independent directors and executive officers of MITT are employees of MITT Manager or its affiliates.
Contemporaneously with the execution of the Merger Agreement, MITT and MITT Manager also entered into the MITT Management Agreement Amendment, which will become effective automatically upon the Closing, and will have no force and effect if the Closing does not occur.
Pursuant to the MITT Management Agreement, as amended by the MITT Management Agreement Amendment, MITT pays MITT Manager (i) a management fee calculated and payable quarterly in arrears in an amount equal to 1.5% of MITT’s stockholders’ equity, per annum (as defined in the MITT Management Agreement) and, as amended by the MITT Management Agreement Amendment, (ii) an incentive fee equal to the excess of (1) the product of (a) 15% and (b) the excess of (i) Earnings Available for Distribution of MITT for the previous 12-month period, over (ii) the product of (A) the Equity Hurdle Base in the previous 12-month period, and (B) 8% per annum, over (2) the sum of any Incentive Fee earned by the MITT Manager with respect to the first three quarters of such previous 12-month period, which we refer to as the “Incentive Fee;” provided, however, that no Incentive Fee will be payable to MITT Manager with respect to any calendar quarter unless Earnings Available for Distribution for the 12 most recently completed calendar quarters (or such lesser number of completed calendar quarters following the Company Merger Effective Time) is greater than zero. The Incentive Fee will be pro rated for partial periods, to the extent necessary, based on the number of days elapsed or remaining in such period, as the case may be (including any calendar quarter during which the Company Merger Effective Time occurs and any calendar quarter during which any Effective Termination Date occurs).

The MITT Management Agreement was negotiated between related parties, and the terms, including fees and other amounts payable, may not be as favorable to MITT as if they had been negotiated with an unaffiliated third party.
The following questions and answers apply to CHMI stockholders only:
Q:    When and where is the CHMI special meeting?
A:    The CHMI special meeting will be held virtually on December 2, 2026, at 9:00 a.m., Eastern Time. You will not be able to attend the CHMI special meeting in person.
Q:    What matters will be voted on at the CHMI special meeting?
A:    At the CHMI special meeting, CHMI common stockholders will be asked to consider and vote on the following proposals:
•the CHMI Merger Proposal;
•the CHMI Compensation Proposal; and
•the CHMI Adjournment Proposal.
CHMI will transact no other business at the CHMI special meeting or any postponements or adjournments thereof.
Q:     How does the CHMI Board recommend that I vote on the proposals?
A:     The CHMI Board has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Company Merger, are advisable, fair to and in the best interests of CHMI and CHMI’s stockholders, (ii) adopted the Merger Agreement and approved the transactions contemplated thereby, including the Company Merger, (iii) directed that the Merger Agreement and the Company Merger be submitted for consideration at the CHMI special meeting, and (iv) resolved to recommend that the CHMI stockholders approve the Merger Agreement and the Company Merger on the terms and subject to the conditions of the Merger Agreement. The CHMI Board unanimously recommends that the CHMI stockholders vote “FOR” the CHMI Merger Proposal, “FOR” the CHMI Compensation Proposal and “FOR” the CHMI Adjournment Proposal.
Additional information on the recommendation of the CHMI Board is included in this joint proxy statement/prospectus under the heading “The Mergers—Recommendation of the CHMI Board and Its Reasons for the Mergers” beginning on page 88.
Q:     Who is entitled to vote at the CHMI special meeting?
A:    The CHMI Board has fixed the close of business on October 2, 2026 as the CHMI Record Date. Accordingly, only CHMI common stockholders at the close of business on the CHMI Record Date are entitled to notice of, and to vote their shares of CHMI Common Stock at, the CHMI special meeting and any adjournment or postponement thereof. The CHMI Preferred Stock is not entitled to vote at the CHMI special meeting.
Q:    How do I attend the CHMI special meeting?
A:    You will be able to virtually attend the CHMI special meeting, as well as vote and submit questions during the CHMI special meeting, by visiting www.meetnow.global/MS2Z2F5 on December 2, 2026. If you are a CHMI stockholder of record, to virtually attend and vote at the CHMI special meeting, you will need the control number and password included with your proxy materials. If you are a CHMI stockholder of record, you do not need to pre-register with Computershare Trust Company, N.A., which we refer to as “Computershare,” to attend and vote at the CHMI special meeting.
If you hold your shares of CHMI Common Stock in “street name” (i.e., you hold your shares of CHMI Common Stock beneficially through a broker, bank or other nominee), you should follow the voting instructions provided by your broker, bank or other nominee in order to vote by proxy. Please note that if you hold your shares of CHMI

Common Stock in “street name” and wish to vote virtually at the CHMI special meeting, you must register in advance of the CHMI special meeting.
To register in advance of the CHMI special meeting, you must first request and obtain a legal proxy from your broker, bank or other nominee. We note that obtaining a legal proxy may take several days.
After obtaining a valid legal proxy from your broker, bank or other nominee, you must then submit proof of your legal proxy reflecting the number of shares of CHMI Common Stock you held as of the CHMI Record Date, along with your name and email address, to Computershare: (i) by email to legalproxy@computershare.com; or (ii) by mail to Computershare Trust Company, N.A., Cherry Hill Mortgage Investment Corporation Legal Proxy, P.O. Box 43001, Providence, Rhode Island 02940-3001. Requests for registration must be labeled as “Legal Proxy” and received by Computershare no later than 5:00 p.m., Eastern Time, on November 27, 2026.
Even if you plan to virtually attend the CHMI special meeting, CHMI recommends that you vote by proxy in advance by telephone, Internet or mail so that your vote will be counted if you decide not to, or become unable to, virtually attend the CHMI special meeting.
For more information on virtually attending the CHMI special meeting, see “The CHMI Special Meeting—Attendance at the Virtual CHMI Special Meeting” beginning on page 68.
Q:     How do I vote at the CHMI special meeting?
A:     If you are a CHMI stockholder of record as of the CHMI Record Date, you can vote using the following methods:
•By Telephone  —  You can vote by telephone by calling the toll-free number 1-800-652-VOTE (8683) in the United States, U.S. territories and Canada from any touch-tone telephone and following the instructions on the proxy card. Your vote must be received by 11:59 p.m., Eastern Time, on December 1, 2026 to be counted. If you vote by telephone, you do not need to return a proxy card by mail.
•By Internet — You can vote over the Internet before the CHMI special meeting or while the polls are open by visiting www.envisionreports.com/CHMI to complete an electronic proxy card. You will be asked to provide the control number included with your proxy materials. Your vote must be received by 11:59 p.m., Eastern Time, on December 1, 2026 to be counted. If you vote via the Internet, you do not need to return a proxy card by mail.
•By Mail — You can vote by mail by completing, signing, dating and mailing the enclosed proxy card promptly in the postage-paid envelope provided so that it is received no later than December 1, 2026.
If you hold shares of CHMI Common Stock in “street name” through a broker, bank or other nominee, you should follow the voting instructions provided by your broker, bank or other nominee in order to vote by proxy. Please note that if you hold shares of CHMI Common Stock in “street name” and wish to vote virtually at the CHMI special meeting, you must obtain a legal proxy from your broker, bank or other nominee.
For more information on voting procedures for the CHMI special meeting, see “The CHMI Special Meeting—Record Date; Voting Rights; Proxies” beginning on page 66.
Q:    How can I revoke or change my vote?
A:    You may change your vote or revoke your proxy at any time before the vote is taken at the CHMI special meeting by:
•authorizing a later proxy by telephone or through the Internet prior to 11:59 p.m., Eastern Time, on December 1, 2026;
•filing with the Secretary of CHMI, before the taking of the vote at the CHMI special meeting, a written notice of revocation bearing a later date than the proxy card previously submitted;

•duly executing a later dated proxy card relating to the same shares of CHMI Common Stock and delivering it to the Secretary of CHMI before the taking of the vote at the CHMI special meeting; or
•voting electronically at the CHMI special meeting, although virtual attendance at the CHMI special meeting alone will not by itself constitute a revocation of a proxy.
Any written notice of revocation or subsequent proxy card should be sent to Cherry Hill Mortgage Investment Corporation, 4000 Route 66, Suite 310, Tinton Falls, New Jersey 07753, Attention: Secretary.
If your shares of CHMI Common Stock are held in “street name” through a broker, bank or other nominee, please refer to the instructions provided by your broker, bank or other nominee to see which of the above choices are available to you if you would like to revoke your proxy or change your vote before the vote is taken at the CHMI special meeting.
Q:    What constitutes a quorum for the CHMI special meeting?
A:    The presence, virtually or by proxy, of the holders of shares of CHMI Common Stock entitled to cast a majority of all the votes entitled to be cast at the CHMI special meeting will constitute a quorum at the CHMI special meeting. Abstentions will be included in the calculation of the number of shares considered to be present at the CHMI special meeting for purposes of determining the presence of a quorum at the CHMI special meeting. If you hold your shares of CHMI Common Stock in “street name” through a broker, bank or other nominee, your shares will not be counted as present for purposes of determining the existence of a quorum at the CHMI special meeting unless you provide your broker, bank or other nominee with voting instructions for at least one of the proposals being considered and voted on at the CHMI special meeting. As of the close of business on October 2, 2026, the CHMI Record Date, there were 36,947,394 shares of CHMI Common Stock issued and outstanding and entitled to vote at the CHMI special meeting.
Q:    What vote is required for CHMI stockholders to approve the CHMI Merger Proposal?
A:    Assuming a quorum is present at the CHMI special meeting, approval of the CHMI Merger Proposal requires the affirmative vote of the holders of at least a majority of the outstanding shares of CHMI Common Stock entitled to vote at the CHMI special meeting. The approval of the CHMI Merger Proposal is a condition to the completion of the Mergers under the Merger Agreement. If CHMI stockholders do not approve the CHMI Merger Proposal, the Mergers will not occur.
Q:    What vote is required for CHMI stockholders to approve the CHMI Compensation Proposal?
A:    Assuming a quorum is present at the CHMI special meeting, approval of the CHMI Compensation Proposal requires the affirmative vote of a majority of the votes cast on such proposal at the CHMI special meeting. The vote on the CHMI Compensation Proposal is separate and apart from the votes to approve the other proposals being presented at the CHMI special meeting and is not a condition to the completion of the Mergers under the Merger Agreement.
Q:    What vote is required for CHMI stockholders to approve the CHMI Adjournment Proposal?
A:    Assuming a quorum is present at the CHMI special meeting, approval of the CHMI Adjournment Proposal requires the affirmative vote of a majority of the votes cast on such proposal at the CHMI special meeting. The vote on the CHMI Adjournment Proposal is separate and apart from the votes to approve the other proposals being presented at the CHMI special meeting and is not a condition to the completion of the Mergers under the Merger Agreement.
Q:    How are votes counted at the CHMI special meeting?
A:     For the CHMI Merger Proposal, holders of CHMI Common Stock may vote “FOR,” “AGAINST” or “ABSTAIN.” For purposes of the CHMI Merger Proposal, assuming a quorum is present, abstentions from voting, the failure to give voting instructions to your broker, bank or other nominee (if you hold your shares of CHMI

Common Stock in “street name”) or any other failure to vote will each have the same effect as a vote “AGAINST” the CHMI Merger Proposal.
For the CHMI Compensation Proposal, holders of CHMI Common Stock may vote “FOR,” “AGAINST” or “ABSTAIN.” For purposes of the CHMI Compensation Proposal, assuming a quorum is present, abstentions from voting, the failure to give voting instructions to your broker, bank or other nominee (if you hold your shares of CHMI Common Stock in “street name”) or any other failure to vote will have no effect on the outcome of the CHMI Compensation Proposal.
For the CHMI Adjournment Proposal, holders of CHMI Common Stock may vote “FOR,” “AGAINST” or “ABSTAIN.” For purposes of the CHMI Adjournment Proposal, assuming a quorum is present, abstentions from voting, the failure to give voting instructions to your broker, bank or other nominee (if you hold your shares of CHMI Common Stock in “street name”) or any other failure to vote will have no effect on the outcome of the CHMI Adjournment Proposal.
Properly executed proxy cards with no instructions indicated on the proxy card will be voted “FOR” the CHMI Merger Proposal, “FOR” the CHMI Compensation Proposal and “FOR” the CHMI Adjournment Proposal.
In addition, brokers, banks and other nominees that hold their customers’ shares in street name may not vote their customers’ shares on “non-routine” matters without instructions from their customers. Because each of the proposals to be voted upon at the CHMI special meeting is considered “non-routine,” such organizations do not have discretion to vote on any of the proposals, and CHMI does not expect there to be any broker non-votes at the CHMI special meeting. As a result, if you are a “street name” CHMI stockholder and you do not provide your broker, bank or other nominee with instructions regarding how to vote your shares of CHMI Common Stock, your shares of CHMI Common Stock will not be considered present at the CHMI special meeting and will not be voted on any of the proposals.
If you are a “street name” CHMI stockholder and you do not instruct your broker, bank or other nominee on how to vote your shares:
•your broker, bank or other nominee may not vote your shares on the CHMI Merger Proposal and your failure to instruct your broker, bank or other nominee on how to vote your shares will have the same effect as a vote “AGAINST” the CHMI Merger Proposal;
•your broker, bank or other nominee may not vote your shares on the CHMI Compensation Proposal and your failure to instruct your broker, bank or other nominee on how to vote your shares will have no effect on the vote for the CHMI Compensation Proposal (assuming a quorum is present); and
•your broker, bank or other nominee may not vote your shares on the CHMI Adjournment Proposal and your failure to instruct your broker, bank or other nominee on how to vote your shares will have no effect on the vote for the CHMI Adjournment Proposal (assuming a quorum is present).
Q:    How will CHMI stockholders be affected by the Company Merger?
A:    Under the terms of the Merger Agreement:
•each share of CHMI Common Stock issued and outstanding immediately prior to the Company Merger Effective Time (excluding any Canceled Shares) will be converted into the right to receive (i) from MITT, 0.3063 shares of MITT Common Stock and $0.41 per share in cash and (ii) from MITT Manager, acting solely on its own behalf, as additional consideration, $0.52 per share in cash;
•each share of CHMI Series A Preferred Stock issued and outstanding immediately prior to the Company Merger Effective Time (excluding any Canceled Shares) will be converted into the right to receive one share of MITT Series D Preferred Stock; and

•each share of CHMI Series B Preferred Stock issued and outstanding immediately prior to the Company Merger Effective Time (excluding any Canceled Shares) will be converted into the right to receive one share of MITT Series E Preferred Stock.
Upon completion of the Company Merger, former holders of CHMI Common Stock, including holders of CHMI Equity Awards that are vesting and settling in, or being converted into, CHMI Common Stock under the Merger Agreement prior to the Company Merger, are anticipated to own approximately 27% of the outstanding shares of common stock of the Combined Company, and holders of MITT Common Stock immediately prior to the Company Merger Effective Time will own approximately 73% of the outstanding shares of common stock of the Combined Company.
Q:    Why are CHMI stockholders being asked to cast an advisory (non-binding) vote to approve “golden parachute compensation” that may be paid or become payable to CHMI’s named executive officers that is based on or otherwise relates to the Mergers?
A:    Under the SEC rules, CHMI is required to seek a non-binding, advisory vote with respect to the compensation that may be paid or become payable to CHMI’s named executive officers that is based on, or otherwise relates to, the Mergers.
Q:    What happens if CHMI stockholders do not approve the CHMI Compensation Proposal?
A:    Because the vote on the CHMI Compensation Proposal is advisory in nature only, it will not be binding upon CHMI or MITT. Accordingly, if the CHMI Merger Proposal is approved and the Mergers are completed, the merger-related compensation will be payable, subject only to the conditions applicable thereto, regardless of the outcome of the vote on the CHMI Compensation Proposal. The vote on the CHMI Compensation Proposal is separate and apart from the votes to approve the other proposals being presented at the CHMI special meeting and is not a condition to the completion of the Mergers.
Q:    Do any of CHMI’s directors or executive officers have interests in the Mergers that may differ from or be in addition to the interests of CHMI stockholders?
A:    Yes. In considering the recommendation of the CHMI Board with respect to the approval of the CHMI Merger Proposal, you should be aware that CHMI’s directors and executive officers have interests in the Mergers that may be different from, or in addition to, the interests of CHMI stockholders generally. The CHMI Board was aware of and considered these interests to the extent such interests existed at the time, among other matters, in evaluating the Merger Agreement, in approving the Merger Agreement and the Mergers and in recommending that the Merger Agreement and the Company Merger be approved by the stockholders of CHMI. For more information, see the section of this joint proxy statement/prospectus titled “The Mergers—Interests of CHMI’s Directors and Executive Officers in the Mergers” for a more detailed discussion of these interests.
Q:     How will CHMI Equity Awards be treated in the Mergers?
A:     The Merger Agreement provides that:
•each CHMI RSU Award that is outstanding immediately prior to the Company Merger Effective Time, whether or not vested, will automatically vest (to the extent not yet vested) and settle in shares of CHMI Common Stock immediately prior to the Company Merger Effective Time, with the number of shares issuable upon settlement determined in accordance with the terms of the applicable award agreement, net settled in respect of applicable withholding taxes, and such shares will be treated as outstanding shares of CHMI Common Stock entitled to receive the Common Stock Merger Consideration;
•each CHMI PSU Award that is outstanding immediately prior to the Company Merger Effective Time, will automatically vest (to the extent not yet vested) assuming maximum performance for the performance goals applicable to such CHMI PSU Awards immediately prior to the Company Merger Effective Time, and be net settled in shares of CHMI Common Stock immediately prior to the Company Merger Effective Time, taking into account applicable withholding taxes, and such shares will be treated as outstanding shares of CHMI Common Stock entitled to receive the Common Stock Merger Consideration;
•each CHMI Restricted Stock Award that is outstanding immediately prior to the Company Merger Effective Time will fully vest and all restrictions thereon will lapse at such time, and will be net settled in respect of applicable withholding taxes, if any and such remaining shares will be treated as outstanding shares of CHMI Common Stock entitled to receive the Common Stock Merger Consideration;
•any amounts relating to dividend equivalent rights, if any, granted with respect to unvested CHMI RSU Awards, CHMI PSU Awards and CHMI Restricted Stock Awards that are accrued but unpaid as of the Company Merger Effective Time will be paid immediately prior to the Company Merger Effective Time; and
•immediately prior to the Partnership Merger Effective Time, all outstanding CHMI LTIP Units, whether vested or unvested, will be converted into shares of CHMI Common Stock, which shares will be entitled to receive the Common Stock Merger Consideration.
Q:    What effect will the Partnership Merger have on the CHOP Common Units?
A:     The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, immediately prior to the Company Merger, CHOP, CHMI’s operating partnership, will merge with and into CHMI, with CHMI surviving as the surviving corporation of the Partnership Merger. At the Partnership Merger Effective Time, each CHOP common unit of limited partnership interest, which we refer to as “CHOP Common Unit,” issued and outstanding immediately prior to the Partnership Merger Effective Time (other than CHOP Common Units held by CHMI, MITT or any direct or indirect subsidiary of CHMI or MITT, which will be automatically canceled) will be converted into shares of CHMI Common Stock, which shares will be entitled to receive the Common Stock Merger Consideration.
Q:    Have any holders of CHMI Common Stock already agreed to vote in favor of the proposals?
A:    To CHMI’s knowledge, no holder of CHMI Common Stock other than AG MIT, LLC, a subsidiary of MITT, which we refer to as “AG MIT” or the “Voting Party,” has entered into any agreement to vote any of their shares of CHMI Common Stock either in favor or against any proposal at the CHMI special meeting.
Concurrently with the execution and delivery of the Merger Agreement, CHMI entered into the Voting Agreement with AG MIT. Pursuant to the Voting Agreement, AG MIT has agreed to vote its shares of CHMI Common Stock in favor of the CHMI Merger Proposal, the CHMI Compensation Proposal and the CHMI Adjournment Proposal and against any alternative CHMI acquisition proposal, subject to customary terms and conditions. As of the close of business the CHMI Record Date, AG MIT owned an aggregate of 734,800 shares of CHMI Common Stock. For additional information, see “The Mergers—Voting Agreement” beginning on page 123.
The following questions and answers apply to MITT stockholders and CHMI stockholders:
Q:     What happens if I sell my stock before the special meetings?
A:     The record date for each company’s special meeting is earlier than the date of each company’s special meeting and the date that the Company Merger is expected to be completed. If you sell your stock after your company’s record date but before the date of your company’s special meeting, you will retain any right to vote at your company’s special meeting, but, for CHMI stockholders, you will have transferred your right to receive the Common Stock Merger Consideration. For CHMI stockholders, in order to receive the Common Stock Merger Consideration, you must hold your shares of CHMI Common Stock through the Company Merger Effective Time.
Q:     What is the difference between a stockholder of record and a beneficial owner?
A:     If your shares of MITT Common Stock or CHMI Common Stock are registered directly in your name with MITT’s or CHMI’s transfer agent, respectively, you are considered the stockholder of record with respect to those shares. If your shares of MITT Common Stock or CHMI Common Stock are held in a stock brokerage account, or by a bank or other nominee, you are considered the beneficial owner of shares held in “street name.” As the beneficial owner, you have the right to direct your broker, bank or other nominee on how to vote the shares that you beneficially own and you are also invited to attend the applicable special meeting. However, beneficial owners generally cannot vote their shares directly because they are not the stockholder of record; instead, beneficial owners must instruct their broker, bank or other nominee how to vote their shares.
Q:     What happens if I am both a MITT stockholder and a CHMI stockholder?
A:     If you are both a MITT stockholder and a CHMI stockholder on the applicable company’s record date, you are entitled to vote at the special meeting of each company. You will receive separate proxy cards for each company and must complete, sign and date each proxy card and return each proxy card in the appropriate preaddressed postage-paid envelope or, if available, by authorizing a proxy to vote your shares by one of the other methods specified in your proxy card or voting instruction card for each company.
Q:     If I am a beneficial owner of MITT or CHMI shares, will my broker, bank or other nominee vote my shares for me?
A:     No. If you hold your shares in a stock brokerage account or if your shares are held by a bank or other nominee (that is, in “street name”), you must provide your broker, bank or other nominee with instructions on how to vote your shares. Unless you instruct your broker, bank or other nominee to vote your shares held in street name, your shares will NOT be voted. You should follow the procedures provided by your bank, broker or nominee regarding the voting of your shares.
Q:    When is the Company Merger expected to be consummated?
A:    The Company Merger is expected to close in the fourth quarter of 2026, although MITT and CHMI cannot assure completion by any particular date, if at all. Because the Company Merger is subject to a number of conditions, including the approval of the MITT Common Stock Issuance Proposal by the requisite vote of the MITT common stockholders and the approval of the CHMI Merger Proposal by the requisite vote of the CHMI common stockholders and receipt of the Required Regulatory Approvals, subject to the terms and conditions of the Merger Agreement, the exact timing of the Company Merger cannot be determined at this time and MITT and CHMI cannot guarantee that the Company Merger will be completed at all.
Q:    What happens if the Mergers are not completed?
A:    If the MITT Common Stock Issuance Proposal is not approved by MITT common stockholders or the CHMI Merger Proposal is not approved by CHMI common stockholders, or if the Mergers are not completed for any other reason, CHMI common stockholders will not have their CHMI Common Stock converted into the right to receive the Common Stock Merger Consideration and holders of CHMI Series A Preferred Stock and CHMI Series B Preferred Stock will not have such CHMI Preferred Stock converted into the right to receive MITT Series D Preferred Stock and MITT Series E Preferred Stock, respectively. Instead, CHMI and MITT would remain separate companies. Under certain circumstances, MITT or CHMI, as applicable, may be required to pay the other party a termination fee. The termination fees are described under “The Merger Agreement—Termination Fees and Expenses” beginning on page 149.
Q:    Am I entitled to exercise appraisal rights?
A:    Pursuant to the MGCL and the CHMI Charter, holders of CHMI Common Stock and CHMI Preferred Stock will not be entitled to appraisal rights, rights of objecting stockholders or dissenter’s rights in connection with the Mergers.
Q:    Will the Combined Company have the same business strategy as CHMI following the Mergers?
A:    While CHMI’s current business strategy focused on acquiring Agency RMBS and MSRs is complementary to MITT’s current business strategy, the Combined Company will follow MITT’s current business strategy, which is focused on acquiring and securitizing non-agency residential loans.

Q:    What regular dividends will MITT be permitted to pay prior to Closing?
A:    The Merger Agreement permits MITT and its subsidiaries, from the date of the Merger Agreement until the earlier of the Company Merger Effective Time and the termination of the Merger Agreement, to continue to pay: (i) quarterly dividends payable in respect of the MITT Common Stock at a rate not to exceed $0.24 per share of MITT Common Stock; (ii) regular quarterly dividends payable in respect of the MITT Preferred Stock as required by their terms and consistent with past practice; (iii) any dividends or other distributions to MITT by any directly or indirectly wholly owned subsidiary of MITT; (iv) without duplication of the amounts described in clauses (i) through (iii), any dividends or other distributions necessary for MITT or any MITT subsidiary (as applicable) to maintain their status as REITs under the Code and avoid the imposition of corporate level income or excise tax (including the Minimum Distribution Dividend) or required under the organizational documents of MITT or any of its subsidiaries, as applicable; or (v) any additional dividends to the extent authorized, declared and paid in accordance with the Merger Agreement (as described below).
Q:    What regular dividends will CHMI be permitted to pay prior to Closing?
A:    The Merger Agreement permits CHMI and its subsidiaries, from the date of the Merger Agreement until the earlier of the Company Merger Effective Time and the termination of the Merger Agreement, to continue to pay: (i) regular quarterly dividends payable in respect of the CHMI Common Stock consistent with past practice and in amounts that do not exceed $0.10 per share of CHMI Common Stock; (ii) regular quarterly dividends payable in respect of (x) the CHMI Preferred Stock as required by their terms and consistent with past practice and (y) the issued and outstanding preferred stock of CHMI Sub-REIT as required by their terms and consistent with past practice; (iii) dividends or other distributions to CHMI by any directly or indirectly wholly owned subsidiary of CHMI; (iv) without duplication of the amounts described in clauses (i) through (iii), any dividends or other distributions necessary for CHMI or any of its subsidiaries (as applicable) to maintain their status as REITs under the Code and avoid the imposition of corporate level income or excise tax (including the Minimum Distribution Dividend) or required under the organizational documents of CHMI or any of its subsidiaries, as applicable; or (v) any dividend to the extent authorized, declared and paid in accordance with the Merger Agreement (as described below).
Q:    What additional dividends are MITT and CHMI permitted to pay?
A:    Pursuant to the Merger Agreement, prior to the Company Merger Effective Time, each of CHMI and MITT may authorize and declare an interim stub dividend to its stockholders. The record date for any such dividend of MITT or CHMI will be three business days before the payment date. Any per share dividend amount payable by MITT with respect to shares of MITT Common Stock will be an amount equal to (i) MITT’s then-most recent quarterly dividend (on a per share basis), multiplied by the number of days elapsed since the last dividend record date through and including the day prior to the Closing Date, and divided by the actual number of days in the calendar quarter in which such dividend is declared, plus (ii) an additional amount, if any, necessary so that the aggregate dividend payable is equal to the Minimum Distribution Dividend. The payment date for any such dividend of MITT payable with respect to shares of MITT Common Stock shall not be earlier than the close of business on the last Business Day prior to the Closing Date (but in MITT’s discretion may be after the Closing Date to MITT’s stockholders of record determined in accordance with the Merger Agreement), subject to funds being legally available therefor. Any per share dividend amount payable by CHMI with respect to shares of CHMI Common Stock will be an amount equal to (i) CHMI’s then-most recent quarterly dividend (on a per share basis), multiplied by the number of days elapsed since the last dividend record date through and including the day prior to the Closing Date, and divided by the actual number of days in the calendar quarter in which such dividend is declared, plus (ii) an additional amount, if any, necessary so that the aggregate dividend payable is equal to the Minimum Distribution Dividend. The payment date for any such dividend of CHMI payable with respect to shares of CHMI Common Stock shall be the close of business on the last business day prior to the Closing Date or such other date as MITT and CHMI may agree, subject to funds being legally available therefor.

Q:    Will my dividend payments continue after the Mergers?
A:    Following completion of the Mergers, holders of MITT Common Stock will be entitled to receive dividends or other distributions when, as and if authorized by the MITT Board and declared by MITT out of funds legally available therefor.
Q:    Are there risks associated with the Mergers that I should consider in deciding how to vote?
A:    Yes. There are a number of risks related to the Mergers that are discussed in this joint proxy statement/prospectus described in the section entitled “Risk Factors” beginning on page 41.
Q:    What are the material U.S. federal income tax consequences of the Mergers to CHMI stockholders and MITT stockholders?
A:    The Company Merger is intended to qualify as a reorganization within the meaning of Section 368(a) of the Code, and the Closing of the Company Merger is conditioned on the receipt by each of CHMI and MITT of an opinion from its respective tax counsel to that effect. Provided the Company Merger qualifies as a reorganization within the meaning of Section 368(a) of the Code, U.S. holders (as defined in “U.S. Federal Income Tax Considerations”) of shares of CHMI Common Stock will recognize gain (but not loss) in an amount equal to the lesser of (i) the amount of cash (other than the cash received in lieu of a fractional share of MITT Common Stock) received in exchange for its shares of CHMI Common Stock (including such holder’s share of the aggregate Per Share MITT Cash Consideration and the aggregate Per Share Additional Manager Consideration) and (ii) the amount by which the sum of the fair market value of the shares of MITT Common Stock and cash (other than cash received in lieu of a fractional share of MITT Common Stock) received by such holder in exchange for its CHMI Common Stock (including such holder’s share of the aggregate Per Share MITT Cash Consideration and the aggregate Per Share Additional Manager Consideration) exceeds such holder’s adjusted basis in its shares of CHMI Common Stock. Furthermore, assuming the Company Merger so qualifies, then a U.S. holder of CHMI Series A Preferred Stock or CHMI Series B Preferred Stock generally will not recognize any gain or loss for U.S. federal income tax purposes upon the receipt of MITT Series D Preferred Stock or MITT Series E Preferred Stock in exchange for CHMI Series A Preferred Stock or CHMI Series B Preferred Stock, respectively, in the Company Merger. The holders of MITT Stock generally will not recognize any gain or loss in connection with the Company Merger for U.S. federal income tax purposes. With respect to the Per Share Additional Manager Consideration, there is limited authority addressing the tax consequences of the receipt of consideration from a party other than the acquiror and, as a result, the tax consequences of the receipt of the Per Share Additional Manager Consideration are unclear. It is possible that the IRS could assert that the Per Share Additional Manager Consideration should be treated as taxable ordinary income and not as cash received in exchange for such holder’s CHMI Common Stock.
Cash received by a U.S. holder in lieu of a fractional share of MITT Common Stock in the Company Merger will be treated as if such fractional share had been issued in connection with the Company Merger and then redeemed by MITT, and such U.S. holder generally will recognize capital gain or loss with respect to such cash payment, measured by the difference, if any, between the amount of cash received and the U.S. holder’s tax basis in such fractional share. Such capital gain or loss will be long-term capital gain or loss if the U.S. holder’s holding period in respect of such fractional share is greater than one year. The U.S. federal income tax consequences of the Company Merger to non-U.S. holders (as defined in “U.S. Federal Income Tax Considerations”) of CHMI Common Stock, CHMI Series A Preferred Stock or CHMI Series B Preferred Stock are expected to be similar to the U.S. federal income tax consequences to U.S. holders, except that any gain required to be recognized (including cash in lieu of fractional MITT Common Stock) will be subject to U.S. federal income tax only in limited circumstances. The tax consequences to you of the Company Merger will depend on your own particular circumstances. You should consult your tax advisor for a full understanding of the tax consequences to you (including the application and effect of any state, local or non-U.S. income and other tax laws) of the Company Merger. For a more detailed summary of the U.S. federal income tax consequences of the Company Merger, see “U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Consequences of the Company Merger” beginning on page 155.

Q:    How can I obtain additional information about MITT and CHMI?
A:    MITT and CHMI each file annual, quarterly and current reports, proxy statements and other information with the SEC. Each company’s filings with the SEC may be accessed on the Internet at www.sec.gov.
Copies of the documents filed by MITT with the SEC are available free of charge on MITT’s website at www.mitt.tpg.com or by contacting MITT Investor Relations at (212) 692-2110; or email: mittir@tpg.com.
Copies of the documents filed by CHMI with the SEC are available free of charge on CHMI’s website at www.chmireit.com or by contacting CHMI’s Investor Relations at (877) 870-7005; or email: InvestorRelations@CHMIreit.com.
The information provided on each company’s website is not part of this joint proxy statement/prospectus and is not incorporated by reference into this joint proxy statement/prospectus.
Q:    Where can I find the voting results of the MITT and CHMI special meetings?
A:    Within four business days following certification of the final voting results, MITT and CHMI will each file the final voting results with the SEC on a Current Report on Form 8-K.
Q:    What else do I need to do now?
A:    You are urged to read this joint proxy statement/prospectus carefully and in its entirety, including its annexes and the information incorporated by reference in this joint proxy statement/prospectus, and to consider how the Mergers affect you. Even if you plan to attend your company’s special meeting, please authorize a proxy to vote your shares via the Internet, telephone or by completing, signing, dating and returning the enclosed proxy card. You can also attend your company’s special meeting and vote or change your prior proxy authorization. If you hold your shares in “street name” through a broker, bank or other nominee, then you should have received this joint proxy statement/prospectus from that nominee, along with that nominee’s voting instructions and instructions on how to change your vote.
Q:    Will a proxy solicitor be used?
A:    MITT has engaged D.F. King & Co., Inc., which we refer to as “D.F. King,” as proxy solicitor to assist in the solicitation of proxies for the MITT special meeting. MITT estimates it will pay D.F. King a fee of approximately $20,000. MITT has also agreed to reimburse D.F. King for reasonable and documented out-of-pocket expenses and disbursements incurred in connection with the proxy solicitation and to indemnify D.F. King against certain losses, costs and expenses. In addition to mailing proxy solicitation materials, proxies may be solicited from MITT stockholders by the directors, officers and employees of MITT and MITT Manager by telephone or by any other appropriate means of communications. No additional compensation, except for reimbursement of reasonable out-of-pocket expenses, will be paid to the directors, officers and employees of MITT or MITT Manager in connection with such solicitation services.
CHMI engaged Georgeson LLC, which we refer to as “Georgeson,” as proxy solicitor to assist in the solicitation of proxies for the CHMI special meeting. CHMI estimates it will pay Georgeson a fee of approximately $55,000 plus disbursements for these services. In addition to mailing proxy solicitation materials, proxies may be solicited from CHMI stockholders by the directors, officers and employees of CHMI by telephone or by any other appropriate means of communications. No additional compensation, except for reimbursement of reasonable out-of-pocket expenses, will be paid to the directors, officers and employees of CHMI in connection with such solicitation services.
Q:    Who can answer my questions?
A:    If you have any questions about the Mergers or the other matters to be voted on at the MITT special meeting or the CHMI special meeting, how to submit your proxy or need additional copies of this joint proxy statement/prospectus, the enclosed proxy card or voting instructions, you should contact:

If you are a MITT stockholder: D.F. King & Co., Inc. 28 Liberty Street, 53rd Floor New York, NY 10005 Call Toll-Free: (866) 356-7813 Call Collect: (212) 561-5183 Email: MITT@dfking.com	If you are a CHMI stockholder: Georgeson LLC 51 West 52nd Street, 6th Floor New York, NY 10019 Call Toll-Free: (877) 739-9301 Email: cherryhill@georgeson.com

SUMMARY
The following summary highlights selected information in this joint proxy statement/prospectus and may not contain all the information that may be important to you with respect to the Merger Agreement, the Mergers, the MITT special meeting or the CHMI special meeting. Accordingly, you are encouraged to read this joint proxy statement/prospectus, including its annexes and the information incorporated by reference in this joint proxy statement/prospectus, carefully and in its entirety. Each item in this summary includes a page reference directing you to a more complete description of that topic. See also “Where You Can Find More Information and Incorporation by Reference” on page 215.
The Companies (page 56)
TPG Mortgage Investment Trust, Inc.
TPG Mortgage Investment Trust, Inc.
245 Park Avenue
26th Floor
New York, New York 10167
(212) 692-2000
TPG Mortgage Investment Trust, Inc. is a Maryland corporation and residential mortgage REIT with a focus on investing in a diversified risk-adjusted portfolio of residential mortgage-related assets in the U.S. mortgage market. MITT’s objective is to provide attractive risk-adjusted returns to MITT stockholders over the long-term, primarily through dividends and capital appreciation. MITT focuses its investment activities primarily on acquiring and securitizing newly-originated residential mortgage loans within the non-agency segment of the housing market. MITT obtains MITT’s assets through Arc Home, LLC, which we refer to as “Arc Home,” MITT’s residential mortgage loan originator in which MITT owns an approximate 66.0% interest as of June 30, 2026, and through other third-party origination partners. MITT finances its acquired loans through various financing lines on a short-term basis and utilizes TPG’s proprietary securitization platform to secure long-term, non-recourse, non-mark-to-market financing as market conditions permit. Through MITT’s ownership in Arc Home, MITT also has exposure to mortgage banking activities. Arc Home is a multi-channel licensed mortgage originator and servicer primarily engaged in the business of originating and selling residential mortgage loans while retaining the mortgage servicing rights associated with certain loans that it originates.
MITT’s investment portfolio (which excludes MITT’s ownership in Arc Home) primarily includes Residential Investments and Agency RMBS. Currently, MITT’s Residential Investments primarily consist of Non-Agency Loans, Agency-Eligible Loans, Home Equity Loans and Non-Agency RMBS collateralized by these loan types, which MITT refers to as MITT’s target assets. In addition, MITT may also invest in other types of residential mortgage loans and other mortgage related assets. As of June 30, 2026, MITT’s investment portfolio consisted of the following Residential Investments and Agency RMBS:
Residential Investments
•Non-Agency Loans: Non-Agency Loans are loans that do not conform to the underwriting guidelines of a U.S. Government-sponsored enterprise, which we refer to as “GSEs.” Non-Agency Loans consist of Qualified mortgage loans, which we refer to as “QM Loans,” and Non-Qualified mortgage loans, which we refer to as “Non-QM Loans.” QM Loans are residential mortgage loans that comply with the Ability-To-Repay rules and related guidelines of the Consumer Finance Protection Bureau.
•Agency-Eligible Loans: Agency-Eligible Loans are loans that are underwritten in accordance with GSE guidelines and are primarily secured by investment properties, but are not guaranteed by a GSE. Although these loans are underwritten in accordance with GSE guidelines and can be delivered to Fannie Mae and Freddie Mac, MITT includes these loans within its Non-Agency securitizations.
•Home Equity Loans: Home Equity Loans consist of revolving lines of credit and closed-end loans secured primarily by second liens on residential mortgaged properties. These products provide borrowers with access to home equity without requiring the payoff of an existing mortgage. Revolving lines of credit generally feature an initial draw period of three to five years, after which the balances convert to 15-year or 25-year amortizing loans. Closed-end home equity loans are primarily fixed-rate obligations where the full principal amount is funded at origination and repaid through a fully amortizing schedule with original terms to maturity ranging from ten to 30 years.
•Re- and Non-Performing Loans: Performing, re-performing, and non-performing loans are residential mortgage loans collateralized by a first lien mortgaged property.
•Non-Agency Residential Mortgage-Backed Securities: Non-Agency Residential Mortgage-Backed Securities, which we refer to as “RMBS,” represent fixed- and floating-rate RMBS issued by entities other than GSEs or agencies of the U.S. government. Non-Agency RMBS are primarily secured by Non-QM, Agency-Eligible, Home Equity, and Prime Jumbo Loans.
Agency RMBS
•Agency RMBS represent interests in pools of residential mortgage loans guaranteed by a GSE such as Fannie Mae or Freddie Mac, or an agency of the U.S. Government such as Ginnie Mae.
MITT is externally managed by MITT Manager, an affiliate of TPG (NASDAQ: TPG), a leading global alternative asset management firm.
MITT has elected to be treated as a REIT for U.S. federal income tax purposes. To qualify as a REIT, MITT is required to meet certain investment and operating tests and annual distribution requirements. MITT generally will not be subject to U.S. federal income taxes on its taxable income to the extent that it annually distributes all of its net taxable income to stockholders, does not participate in prohibited transactions and maintains its intended qualification as a REIT. However, certain activities that MITT may perform may cause MITT to earn income that will not be qualifying income for REIT purposes. MITT has designated certain of its subsidiaries as taxable REIT subsidiaries, which we refer to as a “TRS,” to engage in such activities, and MITT may form additional TRSs in the future. MITT also operates its business in a manner that will permit it to maintain its exemption from registration under the Investment Company Act.
Shares of MITT Common Stock are listed on the NYSE, trading under the symbol “MITT.”
Effective as of December 16, 2025, MITT changed its name from “AG Mortgage Investment Trust, Inc.” to “TPG Mortgage Investment Trust, Inc.”
MITT’s principal executive offices are located at 245 Park Avenue, 26th Floor, New York, New York 10167 and its telephone number is (212) 692-2000. MITT’s website is www.mitt.tpg.com.
MIT Merger Sub II, LLC
MIT Merger Sub II, LLC
245 Park Avenue
26th Floor
New York, New York 10167
(212) 692-2000
MIT Merger Sub II, LLC, which we refer to as “Merger Sub,” is a Delaware limited liability company and wholly owned subsidiary of MITT that was formed on August 6, 2026, solely for the purpose of effecting the Company Merger. Upon Closing, CHMI will be merged with and into Merger Sub, with Merger Sub continuing as the Surviving Entity. Merger Sub has not conducted any activities to date, except for activities incidental to its formation and activities undertaken in connection with the transactions contemplated by the Merger Agreement.
Merger Sub’s principal executive offices are located at c/o TPG Mortgage Investment Trust, Inc., 245 Park Avenue, 26th Floor, New York, New York 10167, and its telephone number is (212) 692-2000.

Cherry Hill Mortgage Investment Corporation
Cherry Hill Mortgage Investment Corporation
4000 Route 66, Suite 310
Tinton Falls, New Jersey 07753
(877) 870-7005
Cherry Hill Mortgage Investment Corporation is a fully integrated, internally managed residential real estate finance company focused on acquiring, investing in and managing residential mortgage assets in the United States. CHMI was incorporated in Maryland on October 31, 2012 and commenced operations on October 9, 2013, following the completion of its initial public offering.
CHMI conducts substantially all of its operations through its operating partnership, Cherry Hill Operating Partnership, LP, which we refer to as “CHOP,” and its subsidiaries, including CHMI Sub-REIT, Inc., which we refer to as “CHMI Sub-REIT,” CHMI Solutions, Inc., which we refer to as “CHMI Solutions,” which is CHMI’s taxable REIT subsidiary and a wholly owned subsidiary of CHMI Sub-REIT, and Aurora Financial Group, Inc., which we refer to as “Aurora,” which is CHMI’s licensed mortgage servicing subsidiary and a wholly owned subsidiary of CHMI Solutions. As of June 30, 2026, CHMI owned a 98.5% limited partnership interest in CHOP. CHMI is the sole general partner of CHOP.
CHMI operates and has elected to be taxed as a REIT for U.S. federal income tax purposes commencing with its taxable year ended December 31, 2013. To qualify as a REIT, CHMI must distribute annually to its stockholders an amount at least equal to 90% of its REIT taxable income, determined without regard to the deduction for dividends paid and excluding any net capital gain. CHMI currently expects to distribute substantially all of its REIT taxable income to its stockholders. CHMI will be subject to income tax on its taxable income that is not distributed and to an excise tax to the extent that certain percentages of its taxable income are not distributed by specified dates. CHMI Solutions and Aurora are subject to regular corporate U.S. federal, state and local income taxes on their taxable income.
CHMI’s principal objective is to generate attractive current yields and risk-adjusted total returns for its stockholders over the long term, primarily through dividend distributions and secondarily through capital appreciation. CHMI attempts to attain this objective by selectively constructing and actively managing a portfolio of servicing-related assets and residential mortgage-backed securities, which we refer to as “RMBS.” Subject to market conditions, CHMI may also invest in other cash flowing residential mortgage assets.
CHMI operates its business through the following segments: (i) investments in RMBS and (ii) investments in servicing-related assets.
Prior to November 14, 2024, CHMI was externally managed and its former manager, Cherry Hill Mortgage Management, LLC, was responsible for CHMI’s investment strategies and decisions and CHMI’s day-to-day operations, subject to the supervision and oversight of the CHMI Board. Effective as of November 14, 2024, CHMI directly hired the senior management team and other personnel who had historically provided services to CHMI through its former manager, terminated the management agreement with its former manager, ceased being externally managed and began operating as a fully integrated, internally managed company.
CHMI’s primary targeted asset classes currently consist of:
•RMBS, including:
oAgency RMBS, which are RMBS for which the principal and interest payments are guaranteed by an agency of the U.S. Government, such as Ginnie Mae, or a GSE, such as Fannie Mae or Freddie Mac;
oresidential mortgage pass-through certificates, which are mortgage-backed securities that represent an interest in a “pool” of mortgage loans secured by residential real property where payments of both interest and principal (including principal prepayments) on the underlying residential mortgage loans are made monthly to holders of the security, in effect “passing through” monthly payments made by the individual borrowers on the mortgage loans that underlie the security, net of fees paid to the issuer/guarantor and servicer;
ocollateralized mortgage obligations, which are either loss share securities issued by a GSE or structured debt instruments representing interests in specified pools of mortgage loans subdivided into multiple classes, or tranches, of securities, with each tranche having different maturities or risk profiles; and
oTBAs, which are forward-settling Agency RMBS where the pool is “to-be-announced” and the TBA buyer agrees to purchase, for future delivery, Agency RMBS with certain principal and interest terms and certain types of underlying collateral, but the particular Agency RMBS to be delivered is not identified until shortly before the TBA settlement date; and
•servicing-related assets consisting of the following:
omortgage servicing rights, which we refer to as “MSRs,” which are contractual rights that provide a mortgage servicer with the right to service a mortgage loan or a pool of mortgages in exchange for a portion of the interest payments made on the mortgage or the underlying mortgages and which consists of two components—a basic servicing fee and an excess mortgage servicing right, which we refer to as “Excess MSR,” with the basic servicing fee being the amount of compensation for the performance of servicing duties; and
oExcess MSRs, which are interests in whole MSRs that represent a portion of the interest payments collected from a pool of mortgage loans, net of a basic servicing fee paid to the mortgage servicer.
CHMI’s strategy, which may change due to the availability and terms of capital and as market conditions warrant, involves allocating a substantial portion of its equity capital to the acquisition of servicing related assets, acquiring RMBS on a leveraged basis and opportunistically mitigating prepayment and interest rate and, to a lesser extent, credit risk by using a variety of hedging instruments and, where applicable and available, recapture agreements.
Shares of CHMI Common Stock, CHMI Series A Preferred Stock and CHMI Series B Preferred Stock are listed and traded on the NYSE under the symbols “CHMI,” “CHMI-PRA” and “CHMI-PRB,” respectively.
CHMI’s principal executive offices are located at 4000 Route 66, Suite 310, Tinton Falls, New Jersey 07753, and its telephone number is (877) 870-7005. CHMI’s website is www.chmireit.com.
Cherry Hill Operating Partnership, LP
Cherry Hill Operating Partnership, LP
4000 Route 66, Suite 310
Tinton Falls, New Jersey 07753
(877) 870-7005
CHMI conducts substantially all of its operations and owns substantially all of its assets through Cherry Hill Operating Partnership, LP, which we refer to as “CHOP.” CHMI is the sole general partner of CHOP. As of June 30, 2026, CHMI owned a 98.5% limited partnership interest in CHOP. CHOP, in turn, owns all of the outstanding common stock of CHMI Sub-REIT. CHMI Sub-REIT elected to be taxed as a REIT under the Code commencing with the taxable year ended December 31, 2020. Immediately prior to the Company Merger Effective Time, CHOP will be merged with and into CHMI, with CHMI continuing as the surviving corporation.
The Combined Company
Upon completion of the Company Merger, MITT will remain a publicly traded corporation focused on investing in a diversified risk-adjusted portfolio of residential mortgage-related assets in the U.S. mortgage market. The Combined Company is expected to have a pro forma total stockholders’ equity capitalization of approximately

$740 million, composed of $422 million of MITT Common Stock capitalization and $318 million of MITT Preferred Stock capitalization. The aggregate liquidation preference of MITT Preferred Stock, including the newly issued MITT Series D Preferred Stock and MITT Series E Preferred Stock, is $338 million. The Combined Company is expected to have a pro forma common equity market capitalization of approximately $259 million based on the $5.97 per share closing price of MITT Common Stock on September 29, 2026. Following the completion of the Company Merger, MITT will continue to be externally managed by MITT Manager, an affiliate of TPG.
The combined business will continue to be operated through MITT and its subsidiaries, which will include Merger Sub, as the surviving entity in the Company Merger, and subsidiaries of Merger Sub, which were previously subsidiaries of CHMI.
The common stock of the Combined Company will continue to be listed on the NYSE, trading under the symbol “MITT.”
The Combined Company’s principal executive offices will remain at MITT’s location at 245 Park Avenue, 26th Floor, New York, New York 10167, and its telephone number will remain (212) 692-2000. The Combined Company’s website will remain www.mitt.tpg.com.
The Mergers (page 74)
The Merger Agreement (page 127)
MITT, CHMI, Merger Sub, CHOP and MITT Manager (solely for the limited purposes set forth in the Merger Agreement) have entered into the Merger Agreement, a copy of which is attached as Annex A to this joint proxy statement/prospectus, which is incorporated by reference in this joint proxy statement/prospectus. MITT and CHMI encourage you to read the Merger Agreement carefully and in its entirety because it is the principal document governing the Mergers and the other transactions contemplated by the Merger Agreement.
The Mergers (page 74)
Subject to the terms and conditions of the Merger Agreement, CHOP will merge with and into CHMI with CHMI continuing as the surviving corporation, which we refer to as the Partnership Merger, and immediately following the Partnership Merger, CHMI will merge with and into Merger Sub, with Merger Sub continuing as the Surviving Entity from the Company Merger.
Immediately following the Company Merger Effective Time:
•the shares of MITT Common Stock held by the MITT common stockholders as of immediately prior to the Company Merger Effective Time are expected to represent in the aggregate approximately 73% of the Combined Company’s outstanding shares of common stock; and
•holders of CHMI Common Stock, including holders of CHMI Equity Awards that are vesting and settling in, or being converted into CHMI Common Stock under the Merger Agreement immediately prior to the Company Merger, are expected to own in the aggregate the remaining approximately 27% of the Combined Company’s outstanding shares of common stock.
The exact equity stake of MITT common stockholders and CHMI common stockholders, including former holders of certain CHMI Equity Awards, in the Combined Company immediately following the Closing will depend on the number of shares of MITT Common Stock and CHMI Common Stock issued and outstanding immediately prior to the Company Merger. See “The Merger Agreement—Consideration for the Mergers” beginning on page 128. Once the Company Merger is consummated, the Combined Company will retain the name “TPG Mortgage Investment Trust, Inc.,” will continue to be listed on the NYSE and its common stock will continue to trade under the symbol “MITT.”

Consideration for the Mergers (page 128)
Pursuant to the terms and subject to the conditions of the Merger Agreement, at the Company Merger Effective Time, each share of CHMI Common Stock issued and outstanding immediately prior to the Company Merger Effective Time (excluding any Canceled Shares) will be converted into the right to receive (1) from MITT, (A) the Per Share Stock Consideration, equal to the Exchange Ratio of 0.3063, and (B) the Per Share MITT Cash Consideration of $0.41 per share in cash, and (2) from MITT Manager, the Per Share Additional Manager Consideration of $0.52 per share in cash. Cash will be paid in lieu of any fractional shares of MITT Common Stock that would have been received as a result of the Company Merger.
MITT expects to fund the Per Share MITT Cash Consideration using a combination of cash on hand, disposing of other liquid assets or borrowings available under its existing credit facilities. MITT Manager, an affiliate of TPG Inc., expects to fund the Per Share Additional Manager Consideration using cash on hand. Completion of the Mergers is not conditioned on MITT or MITT Manager obtaining financing.
Pursuant to the terms and subject to the conditions of the Merger Agreement, each share of CHMI Series A Preferred Stock issued and outstanding immediately prior to the Company Merger Effective Time will be converted into the right to receive one share of MITT Series D Preferred Stock, and each share of CHMI Series B Preferred Stock issued and outstanding immediately prior to the Company Merger Effective Time will be converted into the right to receive one share of MITT Series E Preferred Stock.
The Merger Agreement provides that:
•each CHMI RSU Award that is outstanding immediately prior to the Company Merger Effective Time, whether or not vested, will automatically vest (to the extent not yet vested) and settle in shares of CHMI Common Stock immediately prior to the Company Merger Effective Time, with the number of shares issuable upon settlement determined in accordance with the terms of the applicable award agreement, net settled in respect of applicable withholding taxes, and such shares will be treated as outstanding shares of CHMI Common Stock entitled to receive the Common Stock Merger Consideration;
•each CHMI PSU Award that is outstanding immediately prior to the Company Merger Effective Time, will automatically vest (to the extent not yet vested) assuming maximum performance for the performance goals applicable to such CHMI PSU Awards immediately prior to the Company Merger Effective Time, and settle in shares of CHMI Common Stock immediately prior to the Company Merger Effective Time, with the number of shares issuable upon settlement determined in accordance with the terms of the applicable award agreement, net settled in respect of applicable withholding taxes, and such shares will be treated as outstanding shares of CHMI Common Stock entitled to receive the Common Stock Merger Consideration;
•each CHMI Restricted Stock Award that is outstanding immediately prior to the Company Merger Effective Time will fully vest and all restrictions thereon will lapse at such time, and will be net settled in respect of applicable withholding taxes, if any, and such remaining shares will be treated as outstanding shares of CHMI Common Stock entitled to receive the Common Stock Merger Consideration;
•any amounts relating to dividend equivalent rights, if any, granted with respect to unvested CHMI RSU Awards, CHMI PSU Awards and CHMI Restricted Stock Awards that are accrued but unpaid as of the Company Merger Effective Time will be paid immediately prior to the Company Merger Effective Time; and
•immediately prior to the Partnership Merger Effective Time, all outstanding CHMI LTIP Units will be converted into shares of CHMI Common Stock, which shares will be entitled to receive the Common Stock Merger Consideration.
Recommendation of the MITT Board and Its Reasons for the Company Merger (page 85)
After careful consideration, the MITT Board unanimously (i) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Company Merger and the MITT Common

Stock Issuance, are advisable, fair to and in the best interests of MITT and its stockholders, (ii) approved the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Company Merger and the MITT Common Stock Issuance, (iii) directed that the MITT Common Stock Issuance Proposal be submitted to the holders of MITT Common Stock for consideration at the MITT special meeting and (iv) resolved to recommend, subject to the terms and conditions of the Merger Agreement, that the holders of MITT Common Stock approve the MITT Common Stock Issuance Proposal.
Certain factors considered by the MITT Board in reaching its decision to authorize and approve the Merger Agreement and declare advisable the transactions contemplated by the Merger Agreement, including the Company Merger and the MITT Common Stock Issuance, can be found in the section entitled “The Mergers—Recommendation of the MITT Board and Its Reasons for the Company Merger” beginning on page 85. The MITT Board unanimously recommends that the MITT common stockholders vote “FOR” the MITT Common Stock Issuance Proposal and “FOR” the MITT Adjournment Proposal.
Recommendation of the CHMI Board and Its Reasons for the Mergers (page 88)
By vote at a meeting held on August 9, 2026, after careful consideration, the CHMI Board unanimously (i) determined that the Merger Agreement and the transactions contemplated therein, including the Mergers, were advisable, fair to and in the best interests of CHMI and its stockholders, (ii) approved the Merger Agreement and the transactions contemplated therein, including the Mergers, and the execution, delivery and performance of the Merger Agreement, (iii) directed that the CHMI Merger Proposal be submitted to the holders of CHMI Common Stock for consideration at the CHMI special meeting and (iv) recommended that the holders of CHMI Common Stock approve the CHMI Merger Proposal. Certain factors considered by the CHMI Board in reaching its decision to approve the Merger Agreement, the Mergers and the other transactions contemplated by the Merger Agreement can be found in the section entitled “The Mergers – Recommendation of the CHMI Board and Its Reasons for the Mergers” beginning on page 88. The CHMI Board unanimously recommends that the CHMI stockholders vote “FOR” the CHMI Merger Proposal.
Summary of Risk Factors Related to the Mergers (page 41)
You should carefully consider the following important risks, together with all of the other information included in this joint proxy statement/prospectus and the risks related to the Mergers and the related transactions described under the section “Risk Factors” beginning on page 41, before deciding how to vote:
•The Mergers are subject to a number of conditions which, if not satisfied or waived in a timely manner, would delay the Mergers or adversely impact MITT’s and CHMI’s ability to complete the Company Merger.
•Failure to consummate the Company Merger as currently contemplated or at all could adversely affect the price of MITT Common Stock and/or CHMI Common Stock and the future business and financial results of MITT and/or CHMI.
•The Merger Agreement contains provisions that could discourage a potential competing acquirer of CHMI or MITT or could result in any competing acquisition proposal being at a lower price than it might otherwise be.
•The pendency of the Company Merger could adversely affect MITT’s and CHMI’s business and operations.
•The market value of MITT Common Stock received by CHMI stockholders will fluctuate based on the trading price of MITT Common Stock.
•The MITT Common Stock Issuance is subject to MITT common stockholder approval.
•The CHMI Merger Proposal is subject to CHMI common stockholder approval.

•The voting power of MITT stockholders will be diluted by the MITT Common Stock Issuance in connection with the Company Merger.
•If the Mergers are not consummated by 11:59 p.m., Eastern Time, on the Termination Date, either MITT or CHMI may terminate the Merger Agreement.
•The market price of MITT Common Stock after the consummation of the Company Merger may be affected by factors different from those affecting the price of MITT Common Stock or CHMI Common Stock before the Company Merger.
•Shares of MITT Common Stock received by CHMI stockholders as a result of the Company Merger will have different rights from shares of CHMI Common Stock.
•Directors and executive officers of each of MITT and CHMI have interests in the Company Merger that may be different from, or in addition to, the interests of MITT stockholders and CHMI stockholders, respectively.
•Completion of the Company Merger will trigger change in control or other provisions in certain agreements to which CHMI is a party.
•An adverse judgment in any litigation challenging the Mergers may prevent the Mergers from becoming effective or from becoming effective within the expected timeframe.
•Following the Company Merger, the Combined Company may be unable to realize the anticipated benefits of the Company Merger within the anticipated timeframe, or at all.
•Following the Company Merger, there is no guarantee that the Combined Company will pay dividends at or above the rate currently paid by MITT, or any dividends at all.
•Each party and the Combined Company is expected to incur substantial expenses related to the Company Merger.
•The unaudited pro forma condensed combined financial information included elsewhere in this joint proxy statement/prospectus may not be representative of the Combined Company’s financial conditions or operating results after the Company Merger, and, accordingly, you have limited financial information on which to evaluate the Combined Company following the Company Merger.
•If the Company Merger does not qualify as a reorganization, CHMI stockholders may recognize additional taxable gain.
•The U.S. federal income tax treatment of the Per Share Additional Manager Consideration is unclear, and the position taken that the Per Share Additional Manager Consideration is additional merger consideration received by CHMI stockholders in exchange for their CHMI Common Stock could be challenged by the IRS.
The MITT Special Meeting (page 61)
Date, Time and Place. The MITT special meeting will be held at the offices of Hunton Andrews Kurth LLP, 200 Park Avenue, New York, New York 10166, on December 2, 2026, at 10:00 a.m., Eastern Time.
Purpose. At the MITT special meeting, the holders of MITT Common Stock will be asked to consider and vote upon the MITT Common Stock Issuance Proposal and the MITT Adjournment Proposal.
Record Date; Voting Rights. Holders of record of MITT Common Stock at the close of business on October 2, 2026, which is the MITT Record Date, are entitled to receive notice of and to vote at the MITT special meeting and any adjournment or postponement thereof. Each holder of record of MITT Common Stock on the MITT Record Date is entitled to one vote per share with respect to each proposal.

Quorum. The presence, in person or by proxy, of the holders of shares of MITT Common Stock entitled to cast a majority of all votes entitled to be cast at the MITT special meeting must be present or represented by proxy to constitute a quorum at the MITT special meeting. Abstentions will be counted for the purpose of determining whether a quorum exists.
Required Vote. Approval of each of the MITT Common Stock Issuance Proposal and the MITT Adjournment Proposal requires, provided a quorum is present, the affirmative vote of a majority of the votes cast on the applicable proposal by holders of shares of MITT Common Stock at the MITT special meeting. Holders of MITT Preferred Stock are not entitled to notice of, or to vote their shares at, the MITT special meeting.
As of the close of business on the MITT Record Date, the directors and executive officers of MITT together with MITT Manager and certain of its affiliates collectively owned approximately 4.4% of the outstanding shares of MITT Common Stock. MITT currently expects that MITT’s directors and executive officers and MITT Manager and its affiliates will vote their shares of MITT Common Stock “FOR” the MITT Common Stock Issuance Proposal and “FOR” the MITT Adjournment Proposal, although none of them are obligated to do so.
Your vote as a MITT stockholder is very important. Accordingly, please complete, sign, date and return the enclosed proxy card whether or not you plan to attend the MITT special meeting.
The CHMI Special Meeting (Page 66)
Date, Time and Place. The CHMI special meeting will be held virtually on December 2, 2026, at 9:00 a.m., Eastern Time.
Purpose. At the CHMI special meeting, CHMI stockholders will be asked to consider and vote upon the CHMI Merger Proposal, the CHMI Compensation Proposal and the CHMI Adjournment Proposal. Only those matters included in the notice of the CHMI special meeting may be considered and voted upon at the CHMI special meeting.
Record Date; Voting Rights. Holders of record of CHMI Common Stock as of the close of business on October 2, 2026, the CHMI Record Date, are entitled to vote at the CHMI special meeting and any postponement or adjournment thereof. Each holder of record of CHMI Common Stock on the CHMI Record Date is entitled to one vote per share with respect to each proposal.
Quorum. The presence, virtually or by proxy, of the holders of shares of CHMI Common Stock entitled to cast a majority of all votes entitled to be cast at the CHMI special meeting must be present (virtually) or represented by proxy to constitute a quorum at the CHMI special meeting. Abstentions will be counted for purposes of determining whether a quorum exists.
Required Vote. Approval of the CHMI Merger Proposal requires, provided a quorum is present, the affirmative vote of the holders of at least a majority of the outstanding shares of CHMI Common Stock entitled to vote at the CHMI special meeting. Approval of each of the CHMI Compensation Proposal and the CHMI Adjournment Proposal requires, assuming a quorum is present, the affirmative vote of a majority of the votes cast on the applicable proposal by holders of shares of CHMI Common Stock at the CHMI special meeting.
As of the close of business on the CHMI Record Date, directors and executive officers of CHMI collectively owned 4.1% of the outstanding shares of CHMI Common Stock entitled to vote at the CHMI special meeting. CHMI currently expects that CHMI’s directors and executive officers will vote their shares of CHMI Common Stock “FOR” the CHMI Merger Proposal, “FOR” the CHMI Compensation Proposal and “FOR” the CHMI Adjournment Proposal.
Concurrently with the execution and delivery of the Merger Agreement, CHMI entered into the Voting Agreement with AG MIT. Pursuant to the Voting Agreement, AG MIT has agreed to vote its shares of CHMI Common Stock in favor of the CHMI Merger Proposal, the CHMI Compensation Proposal and the CHMI Adjournment Proposal and against any alternative CHMI acquisition proposal, subject to customary terms and conditions. As of the close of business on the CHMI Record Date, AG MIT owned an aggregate of 734,800 shares of CHMI Common Stock.
Your vote as a CHMI stockholder is very important. Accordingly, please sign and return the enclosed proxy card whether or not you plan to attend the CHMI special meeting virtually.
Opinion of MITT’s Financial Advisor (page 92)
MITT engaged Piper Sandler & Co., who we refer to as “Piper Sandler,” to act as exclusive financial advisor to MITT in connection with the Mergers. On August 9, 2026, Piper Sandler rendered its opinion to the MITT Board (which was subsequently confirmed in writing by delivery of Piper Sandler’s written opinion addressed to the MITT Board, dated the same date), to the effect that, as of such date, the aggregate Per Share MITT Consideration payable pursuant to the Merger Agreement was fair, from a financial point of view, to MITT.
Piper Sandler’s opinion was directed to the MITT Board (in its capacity as such), and only addressed the fairness, from a financial point of view, to MITT of the aggregate Per Share MITT Consideration payable pursuant to the Merger Agreement and did not address any other aspect or implication (financial or otherwise) of the Mergers. The summary of Piper Sandler’s opinion in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of its written opinion, which is included as Annex D to this joint proxy statement/prospectus and sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken, and other matters considered by Piper Sandler in preparing its opinion. However, neither Piper Sandler’s written opinion nor the summary of its opinion and the related analyses set forth in this joint proxy statement/prospectus are intended to be, and they do not constitute, advice or a recommendation to any MITT stockholder as to how such holder should vote or act on any matter relating to the Mergers. For a description of the opinion that the MITT Board received from Piper Sandler, see the section entitled “The Mergers—Opinion of MITT’s Financial Advisor” beginning on page 92.
Opinion of CHMI’s Financial Advisor (page 102)
The CHMI Board retained BTIG, LLC, who we refer to as “BTIG,” to act as its financial advisor in connection with a potential transaction such as the Mergers. In selecting BTIG, the CHMI Board considered, among other things, that BTIG is a reputable investment banking firm with substantial experience advising companies in the financial services sector and providing strategic advisory services in general. On August 9, 2026, at a meeting of the CHMI Board, BTIG delivered an oral opinion, subsequently confirmed by delivery of a written opinion dated as of August 9, 2026, to the CHMI Board, to the effect that, based on and subject to the assumptions made, procedures followed, factors considered, limitations of the review undertaken and qualifications contained in such opinion, as of the date of such opinion the Common Stock Merger Consideration to be received by the holders of CHMI Common Stock (other than holders of Canceled Shares) pursuant to the Merger Agreement was fair, from a financial point of view, to the holders of CHMI Common Stock (other than holders of Canceled Shares).
The full text of BTIG’s written opinion, dated August 9, 2026, which describes the assumptions made, procedures followed, factors considered, limitations of the review undertaken and qualifications contained in such opinion by BTIG in preparing its opinion for the Mergers is attached hereto as Annex E, and is incorporated herein by reference in its entirety. You should read the opinion carefully in its entirety. BTIG provided its opinion to the CHMI Board (in its capacity as financial advisor to the CHMI Board) for the benefit and use of the CHMI Board in connection with and for purposes of the CHMI Board’s evaluation of the Common Stock Merger Consideration from a financial point of view. BTIG’s opinion does not address any other term or aspect of the Mergers, and no opinion or view was expressed as to the relative merits of the Mergers in comparison to other strategies or transactions that might have been available to CHMI or in which CHMI might have engaged or as to the underlying business decision of CHMI to proceed with or effect the Mergers. BTIG’s opinion was not intended to and does not constitute a recommendation as to how any CHMI stockholder or any other person should vote or whether any CHMI stockholder or such other person should take any other action in connection with the Mergers or any other matter. For a description of the opinion that the CHMI Board received from BTIG, see the section entitled “The Mergers – Opinion of CHMI’s Financial Advisor,” beginning on page 102.

Directors and Management of MITT After the Company Merger (page 150)
In the Merger Agreement, MITT has agreed to take all necessary corporate action so that upon and immediately after the Company Merger Effective Time, the size of the MITT Board will be increased by two members to eight total members. Under the Merger Agreement, two persons designated by CHMI no later than 20 business days prior to the Closing Date shall be appointed to the MITT Board. Each such designee must (i) at the time of such designation be a member of the CHMI Board, (ii) have provided a fully completed directors’ questionnaire to MITT and completed a background check prior to such appointment, which shall be reasonably satisfactory to MITT, and (iii) meet the requirements of an independent director of CHMI and MITT under the rules of the NYSE. Additionally, MITT has agreed to nominate the CHMI Director Designees to stand for election at the next annual meeting of stockholders of MITT following the Company Merger Effective Time. Each of the executive officers of MITT immediately prior to the Company Merger Effective Time will continue as an executive officer of the Combined Company following the Company Merger Effective Time.
Interests of MITT’s Directors and Executive Officers in the Company Merger (page 115)
MITT stockholders should be aware that the directors and executive officers of MITT have certain interests in the Company Merger that may be different from, or in addition to, the interests of MITT stockholders and stockholders of the Combined Company generally and that may present actual or potential conflicts of interest. The MITT Board was aware of these interests and considered them, among other matters, in reaching their decision to adopt and approve the Merger Agreement and the transactions contemplated thereby.
The Combined Company will continue to be managed by MITT Manager under the terms of the MITT Management Agreement, as amended by the MITT Management Agreement Amendment. Under the MITT Management Agreement, MITT Manager provides the day-to-day management of MITT’s operations, including providing MITT with a management team and all other personnel necessary to support its operations. In exchange for its services, MITT pays MITT Manager a management fee and reimburses it for certain expenses incurred by it and its affiliates in rendering management services to MITT.
Contemporaneously with the execution of the Merger Agreement, MITT and MITT Manager also entered into the MITT Management Agreement Amendment, which will become effective automatically upon the Closing, and will have no force and effect if the Closing does not occur.
Pursuant to the MITT Management Agreement, as amended by the MITT Management Agreement Amendment, MITT pays MITT Manager a quarterly management fee, which includes a “base” component and an “incentive” component. The “base” component of the management fee is paid quarterly in arrears in an amount equal to 1.50% per annum, as calculated pursuant to the MITT Management Agreement. The “incentive” component is equal to the excess of (1) the product of (a) 15% and (b) the excess of (i) Earnings Available for Distribution of MITT for the previous 12-month period, over (ii) the product of (A) the Equity Hurdle Base in the previous 12-month period, and (B) 8% per annum, over (2) the sum of any Incentive Fee earned by the MITT Manager with respect to the first three quarters of such previous 12-month period, which we refer to as the “Incentive Fee;” provided, however, that no Incentive Fee shall be payable to the MITT Manager with respect to any calendar quarter unless Earnings Available for Distribution for the 12 most recently completed calendar quarters (or such lesser number of completed calendar quarters following the Company Merger Effective Time) is greater than zero. The Incentive Fee will be pro rated for partial periods, to the extent necessary, based on the number of days elapsed or remaining in such period, as the case may be (including any calendar quarter during which the Company Merger Effective Time occurs and any calendar quarter during which any Effective Termination Date occurs).
The MITT Management Agreement was negotiated between related parties, and the terms, including fees and other amounts payable, may not be as favorable to MITT as if they had been negotiated with an unaffiliated third party.
At the Closing, MITT Manager will make a cash payment of $0.52 per share, which we refer to as “Per Share Additional Manager Consideration” to each holder of CHMI Common Stock.
Interests of CHMI’s Directors and Executive Officers in the Mergers (page 115)

CHMI’s directors and executive officers have interests in the Mergers that may be different from, or in addition to, those of CHMI’s stockholders generally. The CHMI Board was aware of and considered these interests, among other matters, in evaluating the Merger Agreement, in approving the Merger Agreement and the Mergers and in recommending that the Merger Agreement and the Company Merger be approved by CHMI stockholders at the CHMI special meeting. As described in more detail in the section entitled “The Mergers – Interests of CHMI’s Directors and Executive Officers in the Mergers” beginning on page 115, these interests include, among other things, the accelerated vesting of outstanding CHMI Equity Awards, the potential payment of cash severance and healthcare continuation benefits upon certain terminations of employment in connection with the Mergers, the payment of pro rata cash bonuses at or prior to the Closing, rights to ongoing indemnification and directors’ and officers’ liability insurance coverage and the designation of two CHMI Board members to the MITT Board.
Voting Agreement (page 123)
Concurrently with the execution and delivery of the Merger Agreement, CHMI entered into the Voting Agreement with AG MIT, which we sometimes refer to as the “Voting Party.” Pursuant to the Voting Agreement, the Voting Party has agreed to vote its shares of CHMI Common Stock (a) in favor of the CHMI Merger Proposal, the CHMI Compensation Proposal and the CHMI Adjournment Proposal and (b) against any alternative CHMI acquisition proposal. As of the close of business on the CHMI Record Date, the Voting Party owned an aggregate of 734,800 shares of CHMI Common Stock. Notwithstanding the foregoing, (1) if the CHMI Board has made a CHMI change of recommendation in compliance with the Merger Agreement, then the Voting Party will not be required to vote its shares of CHMI Common Stock in favor of the matters described in clauses (a) or (b) above and (2) the Voting Party will retain at all times the right to vote its shares of CHMI Common Stock in the Voting Party’s sole discretion. The Voting Agreement terminates on the earliest to occur of the Company Merger Effective Time and the termination of the Merger Agreement in accordance with its terms.
For additional information, see “The Mergers—Voting Agreement” beginning on page 123. A copy of the Voting Agreement is attached as Annex C to this joint proxy statement/prospectus. The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by the full text of the form of the Voting Agreement, which is attached hereto as Annex C.
MITT Management Agreement Amendment (page 123)
Contemporaneously with the execution of the Merger Agreement, MITT and MITT Manager also entered into the MITT Management Agreement Amendment, which will become effective automatically upon the Closing, and will have no force and effect if the Closing does not occur. The MITT Management Agreement Amendment makes certain changes to the existing MITT Management Agreement, including, (i) updating the calculation of the “Equity Hurdle Base” to be based on MITT’s book value immediately after the Effective Time, (ii) updating the income component of the incentive fee from “Adjusted Net Income” to “Earnings Available for Distribution,” (iii) updating the calculation mechanics of the incentive fee to a rolling four quarter basis, (iv) providing that no incentive fee will be payable with respect to any calendar quarter unless Earnings Available for Distribution for the twelve most recently completed calendar quarters is greater than zero, (v) that the termination fee will be three times the sum of the average annual base management fee and the average annual incentive fee during the prior 24-month period, and (vi) providing that the incentive fee will be calculated quarterly and payable annually. The incentive fee will continue to be payable in cash, or, at the option of the MITT Board, shares of MITT Common Stock or a combination of cash and shares, provided that no more than 50% of the incentive fee may be paid in shares of MITT Common Stock without MITT Manager’s consent.
For additional information, see “The Mergers—MITT Management Agreement Amendment” beginning on page 123. A copy of the MITT Management Agreement Amendment is attached as Annex B to this joint proxy statement/prospectus. The foregoing description of the MITT Management Agreement Amendment does not purport to be complete and is qualified in its entirety by the full text of the form of the MITT Management Agreement Amendment, which is attached hereto as Annex B.

Conditions to Complete the Mergers (page 146)
A number of conditions must be satisfied or, to the extent permitted by law, waived before the Mergers can be consummated. These include, among others:
•the approval of the CHMI Merger Proposal by CHMI common stockholders;
•the approval of the MITT Common Stock Issuance Proposal by MITT common stockholders;
•effectiveness of the registration statement on Form S-4, of which this joint proxy statement/prospectus constitutes a part, and no stop order suspending the effectiveness of the Form S-4 having been initiated or threatened by the SEC;
•no order, injunction or law prohibiting the Mergers;
•approval for listing on the NYSE of the shares of MITT Common Stock, MITT Series D Preferred Stock and MITT Series E Preferred Stock issuable in connection with the Company Merger, subject to official notice of issuance;
•the receipt of the Required Regulatory Approvals;
•accuracy of each party’s representations and warranties, subject to material adverse effect or other qualifications;
•performance of each party’s covenants in all material respects; and
•the receipt of tax opinions relating to the REIT status of each of MITT and CHMI and relating to the qualification of the Company Merger as a reorganization under Section 368(a) of the Code.
Required Regulatory Approvals for the Mergers (page 123)
The obligations of CHMI, CHOP, MITT, Merger Sub and MITT Manager to complete the Closing and effect the Mergers are subject to having obtained (i) approval of the change in control of Aurora, CHMI’s licensed mortgage servicing subsidiary, as a result of the consummation of the Mergers by (A) Fannie Mae and Freddie Mac and (B) certain governmental authorities in states where Aurora operates, and (ii) execution and delivery of an acknowledgement amendment or other change of control consent as a result of the Transactions by (A) Freddie Mac under the Facility Documentation relating to the Freddie Mac Facility and (B) Fannie Mae under the Facility Documentation relating to the Fannie Mae Facility, which we refer to as the “The Mergers—Required Regulatory Approvals.”
Listing of Shares of Stock and Deregistration of CHMI Common Stock (page 126)
It is a condition to the completion of the Mergers that the shares of MITT Common Stock, MITT Series D Preferred Stock and MITT Series E Preferred Stock issuable in connection with the Company Merger be approved for listing on the NYSE, subject to official notice of issuance. After the Company Merger is completed, the CHMI Common Stock will no longer be listed on the NYSE and will be deregistered under the Exchange Act.
Accounting Treatment (page 124)
In accordance with ASC 805, the Company Merger will be accounted for as a business combination using the acquisition method of accounting whereby MITT has been determined to be the accounting acquirer and will establish a new basis of accounting for all identifiable assets acquired and liabilities assumed at the estimated fair value as of the Closing Date. Any excess of the estimated fair value of the net identifiable assets acquired over the fair value of the consideration transferred will be recorded as a bargain purchase gain. The consideration transferred in a business combination is typically measured by reference to the acquisition date fair value of equity issued or other assets transferred by the accounting acquirer. Accordingly, the fair value of the consideration transferred will be measured based on (i) the number of shares of MITT Common Stock issuable pursuant to the Merger Agreement multiplied by the closing price of MITT Common Stock on the Closing Date, (ii) the aggregate Per Share MITT

Cash Consideration, (iii) the number of shares of MITT Series D Preferred Stock issuable pursuant to the Merger Agreement multiplied by the closing price of CHMI Series A Preferred Stock on the Closing Date, (iv) the number of shares of MITT Series E Preferred Stock issuable pursuant to the Merger Agreement multiplied by the closing price of CHMI Series B Preferred Stock on the Closing Date, and (v) the number of shares of CHMI Common Stock owned by MITT multiplied by the closing price of CHMI Common Stock on the Closing Date. The consolidated financial statements of the Combined Company issued after the Company Merger will reflect these fair values and the combined results of operations subsequent to the Closing Date. Because MITT will be the accounting acquirer, its historical financial statements will become the historical financial statements of the Combined Company upon consummation of the Company Merger.
Comparison of Rights of MITT Stockholders and CHMI Stockholders (page 199)
Holders of CHMI Common Stock will have different rights following the Company Merger Effective Time because they will hold shares of MITT Common Stock instead of shares of CHMI Common Stock, and there are differences between the organizational documents governing CHMI and MITT. For more information regarding the differences in rights of CHMI stockholders and MITT stockholders, see “Comparison of Rights of CHMI stockholders and MITT stockholders” beginning on page 199.
No Appraisal Rights (page 124)
Pursuant to the MGCL and the CHMI Charter, holders of CHMI Common Stock and CHMI Preferred Stock will not be entitled to appraisal rights, rights of objecting stockholders or dissenter’s rights in connection with the Mergers.
No Solicitation; Change in Recommendation (page 140)
From and after the date of the Merger Agreement until the Company Merger Effective Time or if earlier, the termination of the Merger Agreement, each of MITT and CHMI will not, and will cause its subsidiaries and will instruct its representatives not to, among other things, directly or indirectly:
•solicit, initiate, or knowingly encourage or facilitate any proposal or offer or any inquiries regarding the making of any proposal or offer, including any proposal or offer to its stockholders, that constitutes, or would reasonably be expected to lead to, a Competing Proposal (defined below); or
•engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other person any information for the purpose of encouraging or facilitating, any inquiry, proposal or offer that constitutes, or would reasonably be expected to lead to, a Competing Proposal.
Notwithstanding the restrictions set forth above, at any time prior to obtaining the applicable approval of the MITT stockholders at the MITT special meeting or the CHMI stockholders at the CHMI special meeting if MITT or CHMI receives a Competing Proposal that did not result from a material breach of the no solicitation provision of the Merger Agreement and if the MITT Board or CHMI Board, respectively, determines in good faith after consultation with its independent financial advisor and outside legal counsel that such Competing Proposal constitutes or would reasonably be expected to lead to a Superior Proposal (as defined in “The Merger Agreement—No Solicitation; Change in Recommendation” beginning on page 140), then each of MITT and CHMI may, directly or indirectly through one or more of its representatives, prior to the receipt of their respective stockholder approvals, (a) engage in any discussions or negotiations with any person with respect to a Competing Proposal and (b) furnish any non-public information regarding MITT or CHMI, as applicable, or their respective subsidiaries, or access to the properties, assets or employees of MITT or CHMI, as applicable, or their respective subsidiaries, to any person in connection with or in response to a Competing Proposal, if such person has made a written, bona fide Competing Proposal (provided, however, that MITT or CHMI, as applicable, shall, prior to or substantially concurrently with the delivery to such person, provide to the other party, any information concerning MITT or CHMI, as applicable, or any of its subsidiaries that is provided or made available to such person or its representatives unless such information has been previously provided to CHMI or MITT, as applicable).

Each of MITT or CHMI may, prior to the receipt of approval of the MITT Stockholder Approval or CHMI Stockholder Approval, as applicable, in response to a Competing Proposal that did not result from a material breach of certain provisions of the Merger Agreement, choose to change its recommendation or to terminate the Merger Agreement, if prior to taking such action:
•the MITT Board or CHMI Board, as applicable, determines that such Competing Proposal is a Superior Proposal (taking into account any adjustment to the terms and conditions of the Merger proposed by the other party in response to such Competing Proposal) and that failure to take such actions would reasonably be expected to be inconsistent with its fiduciary duties under applicable law; and
•MITT or CHMI, as applicable, have given notice to the other party of the Competing Proposal, specifying the material terms and conditions of such proposal, and that it intends to take such action, and has made itself available to negotiate in good faith (and caused its officers, employees, financial advisor and outside legal counsel to be available to negotiate) with the other party to make such adjustments or revisions to the Merger Agreement as would preclude a determination that the Competing Proposal remains a Superior Proposal, and either (i) the other party shall not have proposed revisions to the terms and conditions of the Merger Agreement prior to the earlier of the scheduled time for the MITT or CHMI special meeting, as applicable, and the fifth business day after the date on which such notice is given, or (ii) if the other party within the period described has proposed revisions to the Merger Agreement, the MITT Board or CHMI Board, as applicable, after consultation with its outside legal counsel, shall have determined in good faith that the Competing Proposal remains a Superior Proposal with respect to the revised proposal.
Notwithstanding anything to the contrary in the Merger Agreement, each of the MITT Board or CHMI Board may, prior to the receipt of approval of the MITT Stockholder Approval or CHMI Stockholder Approval, as applicable, other than in response to a Competing Proposal (which is addressed above), change the MITT Board recommendation or the CHMI Board recommendation, as applicable, if:
•the MITT Board or CHMI Board, as applicable, determines in good faith, after consultation with outside legal counsel, that the failure to do so would be inconsistent with its fiduciary duties under applicable law;
•MITT or CHMI, as applicable, shall have given notice to the other party that it intends to change the MITT Board recommendation or the CHMI Board recommendation, as applicable; and
•after giving notice and prior to effecting such change of recommendation, MITT or CHMI, as applicable, has made itself available to negotiate (and caused its officers, employees, financial advisor and outside legal counsel to be available to negotiate) with the other party to make revisions to the terms of the Merger Agreement as would permit the MITT Board or CHMI Board, as applicable, not to change its recommendation, and either (i) the other party shall not have proposed revisions to the Merger Agreement prior to the earlier of the scheduled time for the MITT or CHMI special meeting, as applicable, and the fifth business day after the date on which such notice is given, or (ii) if the other party within the period described shall have proposed revisions to the terms and conditions of this Agreement, the MITT Board or CHMI Board, as applicable, after consultation with its outside legal counsel, shall have determined in good faith that such proposed changes do not obviate the need for the change of recommendation and that the failure to change its recommendation would be reasonably expected to be inconsistent with its fiduciary duties under applicable law.
Termination of the Merger Agreement (page 148)
The Merger Agreement may be terminated at any time prior to the Partnership Merger Effective Time by the mutual written consent of MITT and CHMI.
The Merger Agreement may also be terminated by either MITT or CHMI if, among other things:
•any governmental entity of competent jurisdiction has issued a final and non-appealable order, decree, ruling or injunction or taken any other action permanently restraining, enjoining or otherwise prohibiting the consummation of the Transactions, or if there has been adopted prior to the Partnership Merger

Effective Time any law that permanently makes the consummation of the Transactions illegal or otherwise permanently prohibited;
•the Closing has not been consummated on or before 11:59 p.m. Eastern Time, on March 9, 2027, which we refer to as the “Termination Date,” provided, however (A) that if, as of the Termination Date, all conditions to Closing under the Merger Agreement other than obtaining the Required Regulatory Approvals or absence of a law, order or injunction preventing closing shall have been satisfied, then the Termination Date will automatically be extended for an additional 60 days, which date thereafter shall be deemed to be the Termination Date; provided that (B) this right to terminate will not be available to any party that has breached in any material respect any provision of the Merger Agreement in any manner that shall have contributed materially to the failure of the Closing to occur on or before the Termination Date;
•if the other party has breached or failed to perform in any material respect any of their respective representations, warranties, covenants or other agreements contained in the Merger Agreement, which breach or failure to perform (A) would give rise to the failure of a certain conditions to Closing to be satisfied and (B) is incapable of being cured or, if curable, has not been cured, by such other party, as applicable, prior to the earlier of the (x) Termination Date and (y) thirtieth business day after its receipt of written notice thereof from the terminating party; provided, however, that the terminating party shall not have breached or failed to perform in any material respect any of their respective representations, warranties, covenants or other agreements contained in the Merger Agreement so as to cause certain conditions to Closing not to be satisfied; or
•if MITT Stockholder Approval has not been obtained upon a vote held at a duly held MITT special meeting, or the CHMI Stockholder Approval has not been obtained upon a vote held at a duly held CHMI special meeting.
Each of MITT or CHMI may also terminate the Merger Agreement if, prior to receiving its stockholder approval, such party has complied in all material respects with certain sections of the Merger Agreement in respect of such party’s Superior Proposal and the MITT Board or CHMI Board, as applicable, determines to terminate the Merger Agreement in accordance with the non-solicitation provisions in connection with a Superior Proposal and the MITT Board or CHMI Board, as applicable, has approved, and concurrently with such termination, MITT or CHMI, as applicable, enters into, a definitive agreement to implement such Superior Proposal, provided that such party must concurrently pay or cause to be paid to the other the termination fee.
Termination Fees and Expenses (page 149)
Generally, all fees and expenses incurred in connection with the Mergers and the other transactions contemplated by the Merger Agreement will be paid by the party incurring those fees and expenses; provided that, in certain circumstances, including a change of recommendation or the acceptance of a MITT Superior Proposal or CHMI Superior Proposal, MITT or CHMI, as applicable, would be required to pay a termination fee of, in the case of payment by MITT, $7,990,000, and in the case of payment by CHMI, $4,700,000.
For further discussion of the termination fees, see “The Merger Agreement—Termination Fees and Expenses” beginning on page 149.
U.S. Federal Income Tax Considerations (page 154)
The Company Merger is intended to qualify as a reorganization within the meaning of Section 368(a) of the Code, and the Closing is conditioned on the receipt by each of MITT and CHMI of an opinion from its respective tax counsel to that effect. Provided that the Company Merger qualifies as a reorganization within the meaning of Section 368(a) of the Code, the U.S. holders (as defined in “U.S. Federal Income Tax Considerations”) of CHMI Common Stock generally will recognize gain (but not loss) in an amount equal to the lesser of: (i) the amount of cash (other than cash received in lieu of a fractional share of MITT Common Stock) received by such holder in exchange for its CHMI Common Stock (including such holder’s share of the aggregate Per Share MITT Cash Consideration and the aggregate Per Share Additional Manager Consideration) and (ii) the amount by which the sum of the fair market value of the shares of MITT Common Stock and cash (other than cash received in lieu of a fractional share of MITT Common Stock) received by such holder in exchange for its CHMI Common Stock (including such holder’s share of the aggregate Per Share MITT Cash Consideration and the aggregate Per Share Additional Manager Consideration) exceeds such holder’s adjusted basis in its shares of CHMI Common Stock. Furthermore, assuming the Company Merger so qualifies, then U.S. stockholders of CHMI Series A Preferred Stock or CHMI Series B Preferred Stock generally will not recognize any gain or loss for U.S. federal income tax purposes upon the receipt of MITT Series D Preferred Stock or MITT Series E Preferred Stock in exchange for CHMI Series A Preferred Stock or CHMI Series B Preferred Stock, respectively, in the Company Merger. The holders of MITT Stock generally will not recognize any gain or loss in connection with the Company Merger for U.S. federal income tax purposes.
With respect to the Per Share Additional Manager Consideration, there is limited authority addressing the tax consequences of the receipt of consideration from a party other than the acquiror and, as a result, the tax consequences of the receipt of the Per Share Additional Manager Consideration are unclear. It is possible that the IRS could assert that the Per Share Additional Manager Consideration should be treated as taxable ordinary income and not as cash received in exchange for such holder’s CHMI Common Stock.
Cash received by a U.S. holder in lieu of a fractional share of MITT Common Stock in the Company Merger will be treated as if such fractional share had been issued in connection with the Company Merger and then redeemed by MITT, and such U.S. holder generally will recognize capital gain or loss with respect to such cash payment, measured by the difference, if any, between the amount of cash received and the U.S. holder’s tax basis in such fractional share. Such capital gain or loss will be long-term capital gain or loss if the U.S. holder’s holding period in respect of such fractional share is greater than one year.
The U.S. federal income tax consequences of the Company Merger to non-U.S. holders (as defined in “U.S. Federal Income Tax Considerations”) of CHMI Common Stock, CHMI Series A Preferred Stock or CHMI Series B Preferred Stock are expected to be similar to the U.S. federal income tax consequences to U.S. holders, except that any gain required to be recognized (including cash in lieu of fractional MITT Common Stock) will be subject to U.S. federal income tax only in limited circumstances.
The tax consequences to you of the Company Merger will depend on your own situation. You should consult your tax advisor for a full understanding of the tax consequences to you (including the application and effect of any state, local or non-U.S. income and other tax laws) of the Company Merger. For more information regarding the U.S. federal income tax consequences of the Company Merger to holders of CHMI Common Stock and the ownership of MITT Common Stock, please see “U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Consequences of the Company Merger” beginning on page 155.
Description of MITT Capital Stock (page 190)
As of August 7, 2026, the last trading day prior to the public announcement by MITT and CHMI of the entry into the Merger Agreement, 31,803,475 shares of MITT Common Stock were issued and outstanding, 1,663,193 shares of MITT Series A Preferred Stock were issued and outstanding, 3,727,641 shares of MITT Series B Preferred Stock were issued and outstanding and 3,728,795 shares of MITT Series C Preferred Stock were issued and outstanding. Based on the fixed Exchange Ratio of 0.3063 and the number of issued and outstanding shares of CHMI Common Stock and vested and settled CHMI Equity Awards that were outstanding as of August 7, 2026, upon consummation of the Company Merger, MITT is expected to issue approximately 11,608,162 shares of MITT Common Stock to holders of CHMI Common Stock, including holders of vested and settled CHMI Equity Awards.
Generally, all matters to be voted on by MITT stockholders must be approved by a majority (or, in the case of election of directors, by a plurality) of the votes cast by holders of MITT Common Stock present in person or represented by proxy at a meeting at which a quorum is present. Holders of MITT Common Stock are entitled to receive dividends on such MITT Common Stock if, as and when authorized by the MITT Board, and declared by MITT out of assets legally available therefor.
For more information on MITT’s capital stock, see “Description of MITT Capital Stock” beginning on page 190.

Comparative Share Prices and Dividend Data
Comparative Share Prices
The following table sets forth the closing sales prices per share of MITT and CHMI on the NYSE on August 7, 2026, the last trading day prior to the public announcement by MITT and CHMI of their entry into the Merger Agreement, and on September 29, 2026, the last practicable trading day prior to the mailing of this joint proxy statement/prospectus. The table also shows the estimated implied value of the Common Stock Merger Consideration proposed for each share of CHMI Common Stock as of the same two dates. The implied value of the Common Stock Merger Consideration was calculated by multiplying the closing sales price of a share of MITT Common Stock on the relevant date by the Exchange Ratio of 0.3063 shares of MITT Common Stock for each share of CHMI Common Stock and adding the Per Share MITT Cash Consideration plus the Per Share Additional Manager Consideration.

Date	MITT Common Stock	CHMI Common Stock	Implied Per Share Value of Common Stock Merger Consideration
August 7, 2026	$7.09	$2.41	$3.10
September 29, 2026	$5.97	$2.41	$2.76
Shares of MITT Common Stock are listed on the NYSE under the trading symbol “MITT.” Shares of CHMI Common Stock are listed on the NYSE under the trading symbol “CHMI.”
The Exchange Ratio in the Company Merger is fixed (subject to certain adjustments as provided in the Merger Agreement) and will not be adjusted for changes in the market price of MITT Common Stock or CHMI Common Stock. Because of this, the implied value of the consideration to CHMI stockholders in the Company Merger based on the trading price of shares of MITT Common Stock will fluctuate until the completion of the Company Merger. For more information, see “Risk Factors—Risks Related to the Mergers—The market value of MITT Common Stock received by CHMI stockholders will fluctuate based on the trading price of MITT Common Stock,” beginning on page 43 of this joint proxy statement/prospectus. As a result, you should obtain recent market prices of MITT Common Stock and CHMI Common Stock prior to voting your shares of CHMI Common Stock or MITT Common Stock. For more information, see the section entitled “Risk Factors” beginning on page 41 of this joint proxy statement/prospectus.
CHMI stockholders are encouraged to obtain current market quotations for MITT Common Stock and CHMI Common Stock and to review carefully the other information contained in or incorporated by reference in this joint proxy statement/prospectus. No assurance can be given concerning the market price of MITT Common Stock before or after the Company Merger Effective Time. For more information, see the section entitled “Where You Can Find More Information and Incorporation by Reference” beginning on page 215 of this joint proxy statement/prospectus.
Dividend Data
The table below summarizes the dividends MITT declared on the MITT Common Stock and the dividends CHMI declared on the CHMI Common Stock during the periods indicated:

Date	MITT Dividends Per Share		CHMI Dividends Per Share
2026
Third Quarter	$0.24	(1)	$0.10	(2)
Second Quarter	$0.24		$0.10
First Quarter	$0.24		$0.10
2025
Fourth Quarter	$0.23		$0.10
Third Quarter	$0.21		$0.10
Second Quarter	$0.21		$0.15
First Quarter	$0.20		$0.15
2024
Fourth Quarter	$0.19		$0.15
Third Quarter	$0.19		$0.15
Second Quarter	$0.19		$0.15
First Quarter	$0.18		$0.15
(1)Reflects the quarterly dividend of $0.24 per share of MITT Common Stock declared by the MITT Board on September 15, 2026, and payable on October 30, 2026, to MITT common stockholders of record as of September 30, 2026.
(2)Reflects the quarterly dividend of $0.10 per share of CHMI Common Stock declared by the CHMI Board on September 10, 2026, and payable on October 30, 2026, to CHMI common stockholders of record as of September 30, 2026.

RISK FACTORS
In addition to other information included or incorporated by reference in this joint proxy statement/prospectus and in the annexes to this joint proxy statement/prospectus, including the matters addressed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 54, you should carefully consider the following risk factors in deciding whether to vote for the MITT Common Stock Issuance Proposal or the CHMI Merger Proposal and the other related matters described in this joint proxy statement/prospectus. In addition, you should read and consider the risks associated with the businesses of each of MITT and CHMI. The risks associated with the business of MITT can be found in its Annual Report on Form 10-K for the year ended December 31, 2025, Quarterly Report on Form 10-Q for the quarter ended June 30, 2026, and other reports of MITT, which are incorporated by reference into this joint proxy statement/prospectus, including particularly the sections therein titled “Risk Factors.” The risks associated with the business of CHMI can be found in its Annual Report on Form 10-K for the year ended December 31, 2025, and its Quarterly Report on Form 10-Q for the quarter ended June 30, 2026, which are incorporated by reference into this joint proxy statement/prospectus, including particularly the sections therein titled “Risk Factors.” You should also read and consider the other information in this joint proxy statement/prospectus. Please also see “Where You Can Find More Information and Incorporation by Reference” on page 215.
Risks Related to the Mergers
The Mergers are subject to a number of conditions which, if not satisfied or waived in a timely manner, would delay the Mergers or adversely impact MITT’s and CHMI’s ability to complete the Company Merger.
The completion of the Company Merger is subject to the satisfaction or waiver of a number of conditions. In addition, under circumstances specified in the Merger Agreement, MITT or CHMI may terminate the Merger Agreement. In particular, completion of the Company Merger is subject to MITT and CHMI common stockholder approvals. While it is currently anticipated that the Company Merger will be completed shortly after the MITT special meeting and the CHMI special meeting, there can be no assurance that the conditions to the Closing will be satisfied in a timely manner or at all, or that an effect, event, circumstance, occurrence, development or change will not transpire that could delay or prevent these conditions from being satisfied. Accordingly, MITT and CHMI cannot provide any assurances with respect to the timing of the Closing, whether the Company Merger will be completed at all or when the CHMI stockholders would receive the consideration for the Company Merger, if at all.
Failure to consummate the Company Merger as currently contemplated or at all could adversely affect the price of MITT Common Stock and/or CHMI Common Stock and the future business and financial results of MITT and/or CHMI.
The Company Merger may be consummated on terms different than those contemplated by the Merger Agreement, or the Company Merger may not be consummated at all. If the Company Merger is not completed, or is completed on different terms than as contemplated by the Merger Agreement, MITT and CHMI could be adversely affected and subject to a variety of risks associated with the failure to consummate the Company Merger, or to consummate the Company Merger as contemplated by the Merger Agreement, including the following:
•the MITT stockholders and the CHMI stockholders may be prevented from realizing the anticipated benefits of the Company Merger;
•the market price of MITT Common Stock and/or CHMI Common Stock could decline significantly;
•reputational harm due to the adverse perception of any failure to successfully consummate the Company Merger;
•either party being required, under certain circumstances, to pay to the other party a termination fee;
•incurrence of substantial costs relating to the Mergers, such as legal, accounting, financial advisor, filing, printing and mailing fees; and

•the attention of MITT’s and CHMI’s respective management teams may be diverted from their day-to-day business and operational matters as a result of efforts relating to attempting to consummate the Company Merger.
Any delay in the consummation of the Company Merger or any uncertainty about the consummation of the Company Merger on terms other than those contemplated by the Merger Agreement, or if the Company Merger is not completed, could materially adversely affect the business and financial results of MITT and CHMI, and/or the stock price of MITT and/or CHMI.
The Merger Agreement contains provisions that could discourage a potential competing acquirer of CHMI or MITT, could result in any competing acquisition proposal being at a lower price than it might otherwise be and, in certain circumstances, could require CHMI or MITT to pay to the other a significant termination fee.
The Merger Agreement contains provisions that, subject to limited exceptions, restrict the ability of CHMI and MITT to initiate, solicit or knowingly encourage any Competing Proposal. With respect to any written, bona fide Competing Proposal received by CHMI or MITT, as applicable, the other party generally has an opportunity to offer to modify the terms of the Merger Agreement in response to such Competing Proposal before the CHMI Board or the MITT Board, as the case may be, may withdraw or modify its recommendation to such party’s stockholders in response to such Competing Proposal or terminate the Merger Agreement in order to enter into a definitive agreement implementing a superior proposal. In the event that the CHMI Board or the MITT Board withdraws or modifies its recommendation to such party’s stockholders, the other party may terminate the Merger Agreement, in which case CHMI must pay a termination fee of $4,700,000 to MITT or MITT must pay a termination fee of $7,990,000 to CHMI, as applicable.
These provisions could discourage a potential competing acquirer that might have an interest in acquiring all or a significant part of CHMI or MITT from considering or proposing a competing acquisition, even if the potential competing acquirer was prepared to pay consideration with a higher per share value than the value proposed to be received or realized in the Company Merger, or might result in a potential competing acquirer proposing to pay a lower price than it might otherwise have proposed to pay because of the added expense of the termination fee that may become payable in certain circumstances under the Merger Agreement. See “The Merger Agreement—No Solicitation; Change in Recommendation” beginning on page 140, “The Merger Agreement—Termination of the Merger Agreement” beginning on page 148 and “The Merger Agreement—Termination Fee and Expenses” beginning on page 149.
The pendency of the Company Merger could adversely affect MITT’s and CHMI’s business and operations.
In connection with the pending Company Merger, some of the parties with whom MITT or CHMI does business may delay or defer decisions, which could negatively impact MITT’s or CHMI’s revenues, earnings, cash flows and expenses, regardless of whether the Company Merger is completed. In addition, under the Merger Agreement, MITT and CHMI are each subject to certain restrictions on the conduct of its respective business prior to completing the Company Merger. These restrictions may prevent MITT or CHMI from:
•pursuing certain strategic transactions;
•acquiring and/or disposing of assets, undertaking certain capital projects; and
•undertaking certain financing transactions and otherwise pursuing other actions that are not in the ordinary course of business, even if such actions could prove beneficial.
These restrictions may impede MITT’s or CHMI’s growth which could negatively impact its respective revenue, earnings and cash flows. Additionally, the pendency of the Company Merger may make it more difficult for MITT or CHMI to effectively retain and incentivize key personnel. Furthermore, the process of planning to integrate two businesses for the post-Merger period may divert management attention and resources and could ultimately have an adverse effect on MITT and/or CHMI.

The market value of MITT Common Stock received by CHMI stockholders will fluctuate based on the trading price of MITT Common Stock.
The number of shares of MITT Common Stock to be received by CHMI stockholders is based on the fixed Exchange Ratio of 0.3063. The market value of MITT Common Stock to be received by CHMI stockholders will fluctuate based on the trading price of MITT Common Stock. Therefore, CHMI stockholders cannot be sure of the final market value of the consideration they will receive upon completion of the Mergers.
The Company Merger is subject to MITT common stockholder approval.
The Company Merger cannot be completed unless the MITT common stockholders approve the MITT Common Stock Issuance Proposal by the affirmative vote of a majority of the votes cast at the MITT special meeting in accordance with the MGCL and the governing documents of MITT, provided a quorum is present. If the required stockholder approval is not obtained from the MITT common stockholders, the Company Merger and related transactions cannot be completed.
The Company Merger is subject to CHMI common stockholder approval.
The Company Merger cannot be completed unless the CHMI common stockholders approve the CHMI Merger Proposal by the affirmative vote of a majority of the shares of CHMI Common Stock entitled to vote at the CHMI special meeting, provided a quorum is present. If the required stockholder approval is not obtained from the CHMI common stockholders, the Company Merger cannot be completed.
The voting power of MITT stockholders and CHMI stockholders will be diluted by the Company Merger.
The Company Merger will dilute the ownership position of MITT common stockholders and result in CHMI stockholders having an ownership stake in the Combined Company that is smaller than their current stake in CHMI. MITT and CHMI estimate that, based on the fixed Exchange Ratio of 0.3063, immediately following the completion of the Company Merger, CHMI common stockholders, including holders of CHMI Equity Awards that are vesting and settling in, or being converted into, CHMI Common Stock under the Merger Agreement prior to the Company Merger, as of immediately prior to the Company Merger Effective Time will own in the aggregate approximately 27% of the outstanding shares of common stock of the Combined Company, based on the number of issued and outstanding shares of MITT Common Stock and CHMI Common Stock (excluding Canceled Shares) and outstanding CHMI Equity Awards as of August 7, 2026. Consequently, MITT stockholders and CHMI stockholders, as a general matter, will have less influence over the Combined Company’s management and policies after the Company Merger Effective Time than they currently exercise over the management and policies of MITT and CHMI, respectively.
If the Mergers are not consummated by the Termination Date, MITT or CHMI may terminate the Merger Agreement.
Either MITT or CHMI may terminate the Merger Agreement under certain circumstances, including if the Mergers have not been consummated by 11:59 p.m., Eastern Time, on the Termination Date, which is March 9, 2027, which we refer to as the “Termination Date,” provided, however (A) that if, as of the Termination Date, all conditions to Closing under the Merger Agreement other than obtaining the Required Regulatory Approvals or absence of a law, order or injunction preventing closing shall have been satisfied, then the Termination Date will automatically be extended for an additional 60 days, which date thereafter shall be deemed to be the Termination Date.
The market price of MITT Common Stock after the consummation of the Company Merger may be affected by factors different from those affecting the price of MITT Common Stock or CHMI Common Stock before the Company Merger.
The market price of MITT Common Stock may decline as a result of the Company Merger if the Combined Company does not achieve the perceived benefits of the Company Merger or the effect of the Company Merger on the Combined Company’s financial results is not consistent with the expectations of financial or industry analysts.

In addition, upon consummation of the Company Merger, MITT stockholders and CHMI stockholders will own interests in the Combined Company operating an expanded business with a different mix of assets, risks and liabilities. MITT’s current stockholders and CHMI’s current stockholders may not wish to continue to invest in the Combined Company, or for other reasons may wish to dispose of some or all of their shares of MITT Common Stock. If, following the Company Merger Effective Time, a large amount of MITT Common Stock is sold, the price of MITT Common Stock could decline.
Further, the Combined Company’s results of operations, as well as the market price of MITT Common Stock after the Company Merger, may be affected by factors in addition to those currently affecting MITT’s or CHMI’s results of operations and the market prices of MITT Common Stock and CHMI Common Stock, including differences in assets and capitalization. Accordingly, MITT’s and CHMI’s historical market prices and financial results may not be indicative of these matters for the Combined Company after the Company Merger.
Shares of MITT Common Stock received by CHMI stockholders as a result of the Company Merger will have different rights from shares of CHMI Common Stock.
Upon the completion of the Company Merger, CHMI stockholders will no longer be stockholders of CHMI and will become stockholders of MITT. There will be important differences between the current rights of CHMI stockholders and the rights to which such stockholders will be entitled as stockholders of MITT, including differences between the governing documents of MITT and CHMI. See the section entitled “Comparison of Rights of MITT Stockholders and CHMI Stockholders” beginning on page 199 for a discussion on the different rights associated with the shares of MITT Common Stock.
Directors and executive officers of each of MITT and CHMI have interests in the Mergers that may be different from, or in addition to, the interests of MITT stockholders and CHMI stockholders, respectively.
Directors and executive officers of MITT and CHMI have interests in the Company Merger that may be different from, or in addition to, the interests of MITT stockholders and CHMI stockholders generally. Following the consummation of the Mergers, all six of the current directors of the MITT Board are expected to continue as directors of the board of directors of the Combined Company (in addition to the two CHMI Director Designees) and the executive officers of MITT are expected to continue as the executive officers of the Combined Company. The Combined Company will continue to be managed by MITT Manager under the terms of the MITT Management Agreement, as amended by the MITT Management Agreement Amendment, pursuant to which MITT Manager receives a management fee, which includes a “base” component and “incentive” component, and reimbursement for certain expenses incurred by it and its affiliates in rendering management services to MITT. Certain directors and executive officers of MITT are employees of MITT Manager or its affiliates. Directors and executive officers of CHMI will receive, among other benefits, continued indemnification and insurance coverage in accordance with the terms of the Merger Agreement. For more information, see the sections entitled “The Mergers—Interests of MITT’s Directors and Executive Officers in the Company Merger” beginning on page 115 and “The Mergers—Interests of CHMI’s Directors and Executive Officers in the Mergers” beginning on page 115.
Completion of the Mergers will trigger change in control or other provisions in certain agreements to which CHMI is a party.
The completion of the Mergers will trigger change in control or other provisions in certain agreements to which CHMI is a party. If MITT or CHMI is unable to negotiate waivers of those provisions, the counterparties may exercise their rights and remedies under the agreements, potentially terminating the agreements or seeking monetary damages. Even if MITT and CHMI are able to negotiate waivers, the counterparties may require a fee for such waivers or seek to renegotiate the agreements on terms less favorable to the Combined Company. Furthermore, the consent of Freddie Mac under the Facility Documentation relating to the Freddie Mac Facility and the consent of Fannie Mae under the Facility Documentation relating to the Fannie Mae Facility is a Required Regulatory Approval under the Merger Agreement. The Mergers cannot be completed unless all Required Regulatory Approvals have been obtained.

An adverse judgment in any litigation challenging the Mergers may prevent the Mergers from becoming effective or from becoming effective within the expected timeframe.
It is possible that MITT stockholders or CHMI stockholders may file lawsuits challenging the Mergers or the other transactions contemplated by the Merger Agreement, which may name MITT, CHMI, MITT Manager, the MITT Board and/or the CHMI Board as defendants. The outcome of such lawsuits cannot be assured, including the amount of costs associated with defending these claims or any other liabilities that may be incurred in connection with the litigation of these claims. If plaintiffs are successful in obtaining an injunction prohibiting the parties from completing the Mergers on the agreed-upon terms, such an injunction may delay the consummation of the Mergers in the expected timeframe, or may prevent the Mergers from being consummated altogether. Whether or not any plaintiff’s claim is successful, this type of litigation may result in significant costs and divert management’s attention and resources, which could adversely affect the operation of MITT’s business and/or CHMI’s business.
If the Company Merger does not qualify as a reorganization, CHMI stockholders may recognize additional taxable gain.
The Company Merger is intended to qualify as a reorganization within the meaning of Section 368(a) of the Code, and it is a condition to the completion of the Company Merger that MITT and CHMI each receive an opinion from its respective tax counsel to the effect that the Company Merger will constitute a reorganization within the meaning of Section 368(a) of the Code. Assuming that the Company Merger qualifies as a reorganization within the meaning of Section 368(a) of the Code, U.S. holders (as defined in “U.S. Federal Income Tax Considerations”) of CHMI Common Stock will recognize gain (but not loss) in an amount equal to the lesser of (i) the amount of cash (other than the cash received in lieu of a fractional share of MITT Common Stock) received in exchange for its shares of CHMI Common Stock (including such holder’s share of the aggregate Per Share MITT Cash Consideration and the aggregate Per Share Additional Manager Consideration) and (ii) the amount by which the sum of the fair market value of the shares of MITT Common Stock and cash (other than cash received in lieu of a fractional share of MITT Common Stock) received by such holder in exchange for its CHMI Common Stock (including such holder’s share of the aggregate Per Share MITT Cash Consideration and the aggregate Per Share Additional Manager Consideration) exceeds such holder’s adjusted basis in its shares of CHMI Common Stock. A U.S. holder of CHMI Series A Preferred Stock or CHMI Series B Preferred Stock generally will not recognize any gain or loss for U.S. federal income tax purposes. If the Company Merger were to fail to qualify as a reorganization within the meaning of Section 368(a) of the Code, a U.S. holder would recognize gain or loss equal to the difference, if any, between (i) the sum of the fair market value of MITT Stock, Per Share MITT Cash Consideration, Per Share Additional Manager Consideration and cash in lieu of fractional shares of MITT Common Stock received by the CHMI stockholder in the Company Merger and (ii) the CHMI stockholder’s adjusted tax basis in its CHMI Stock. See “U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Consequences of the Company Merger” beginning on page 155.
The U.S. federal income tax treatment of the Per Share Additional Manager Consideration is unclear, and the position taken that the Per Share Additional Manager Consideration is additional merger consideration received by CHMI stockholders in exchange for their CHMI Common Stock could be challenged by the IRS.
With respect to the Per Share Additional Manager Consideration, there is limited authority addressing the tax consequences of the receipt of consideration from a party other than the acquiror and, as a result, the tax consequences of the receipt of the Per Share Additional Manager Consideration are unclear. MITT, Merger Sub, MITT Manager, CHMI and the exchange agent intend to take the position that the Per Share Additional Manager Consideration received by a holder of CHMI Common Stock is treated as additional merger consideration. As described above, assuming that the Company Merger qualifies as a reorganization within the meaning of Section 368(a) of the Code, and this treatment of the Per Share Additional Manager Consideration is correct, U.S. holders (as defined in “U.S. Federal Income Tax Considerations”) of CHMI Common Stock will recognize gain (but not loss) in an amount equal to the lesser of (i) the amount of cash (other than the cash received in lieu of a fractional share of MITT Common Stock) received in exchange for its shares of CHMI Common Stock (including such holder’s share of the aggregate Per Share MITT Cash Consideration and the aggregate Per Share Additional Manager Consideration) and (ii) the amount by which the sum of the fair market value of the shares of MITT Common Stock and cash (other than cash received in lieu of a fractional share of MITT Common Stock) received by such holder in exchange for its CHMI Common Stock (including such holder’s share of the aggregate Per Share MITT Cash Consideration and the aggregate Per Share Additional Manager Consideration) exceeds such holder’s adjusted basis in its shares of CHMI Common Stock. It is possible, however, that the IRS could assert a contrary position that the Per Share Additional Manager Consideration should be treated as taxable ordinary income and not as cash received in exchange for such holder’s CHMI Common Stock. If this position prevails, U.S. holders of CHMI Common Stock would not receive any offset against their basis in their shares of CHMI Common Stock with respect to the Per Share Additional Manager Consideration and non-corporate U.S. holders would be taxable at the higher U.S. federal income tax rates applicable to ordinary income. Additionally, because of this potential characterization, notwithstanding the parties’ position, MITT Manager and the exchange agent intend to withhold tax at a rate of 30% on the Per Share Additional Manager Consideration paid to non-U.S. holders (or a reduced rate under a tax treaty if applicable).
Risks Related to the Combined Company Following the Company Merger
Following the Company Merger, the Combined Company may be unable to realize the anticipated benefits of the Company Merger within the anticipated timeframe or at all.
The Company Merger involves the combination of two companies that currently operate as independent public companies. The Combined Company expects to benefit from certain operating expense efficiencies relating to the elimination of duplicative costs associated with supporting a public company platform and operating the businesses of MITT and CHMI and the spread of fixed costs across a larger equity base. The Combined Company will be required to devote significant management attention and resources to the integration of MITT’s and CHMI’s businesses. The potential difficulties the Combined Company may encounter in combining the companies include, but are not limited to, the following:
•the inability to successfully combine MITT’s and CHMI’s businesses in a manner that permits the Combined Company to achieve the expense efficiencies expected to result from the Company Merger, which would result in the anticipated benefits of the Company Merger not being realized in the timeframe currently anticipated or at all;
•the inability of the Combined Company to successfully redeploy any capital acquired in connection with the Company Merger into MITT’s targeted asset classes at investment returns MITT expects or in the expected timetable;
•the complexities of combining two companies with different histories and portfolio assets;
•potential unknown liabilities and unforeseen increased expenses, delays or conditions associated with the Company Merger; and
•performance shortfalls as a result of the diversion of management’s attention caused by completing the Company Merger and integrating the companies’ operations.
For all these reasons, it is possible that the combination process could result in the distraction of the Combined Company’s management, the disruption of the Combined Company’s ongoing business or inconsistencies in its operations, services, standards, controls, policies and procedures, any of which could adversely affect the Combined Company’s ability to deliver investment returns to stockholders, to maintain relationships with its key stakeholders or to achieve the anticipated benefits of the Company Merger, or could otherwise materially and adversely affect the Combined Company’s business and financial results.
Following the Company Merger, the Combined Company may not pay dividends at or above the rate currently paid by MITT, or at all.
Following the Company Merger, the Combined Company’s stockholders may not receive any dividends (or may not receive them at the same rate that MITT stockholders received dividends prior to the Company Merger) for various reasons, including the following:

•the Combined Company may not have enough cash to pay such dividends due to changes in its cash requirements, capital spending plans, cash flow or financial position;
•decisions on whether, when and in what amounts to make any future dividends will remain at all times entirely at the discretion of the Combined Company’s board of directors, which reserves the right to change its dividend practices at any time and for any reason;
•the ability of the Combined Company to declare and pay dividends on its common stock will be subject to the preferential rights of the MITT Preferred Stock and the preferential rights, if any, of holders of any other class or series of the Combined Company’s capital stock; and
•the amount of dividends that the Combined Company’s subsidiaries may distribute to the Combined Company may be subject to restrictions imposed by state law and restrictions imposed by the terms of any current or future indebtedness that these subsidiaries may incur.
The Combined Company’s common stockholders will have no contractual or other legal right to dividends that have not been authorized by its board of directors and declared by the Combined Company.
The Combined Company will have a significant amount of indebtedness and may need to incur more in the future.
The Combined Company will have substantial indebtedness following completion of the Company Merger. In addition, in connection with executing its business strategies following the Company Merger, the Combined Company expects to evaluate the possibility of investing in additional target assets and may consider making other strategic investments, and it may elect to finance these endeavors by incurring additional indebtedness. The amount of such indebtedness could have material adverse consequences for the Combined Company, including:
•hindering its ability to adjust to changing market, industry or economic conditions;
•limiting its ability to access the capital markets to raise additional equity or refinance maturing debt on favorable terms or to fund acquisitions or emerging businesses;
•limiting the amount of cash flow available for future operations, acquisitions, dividends, stock repurchases or other uses;
•limiting its ability to deduct interest under Section 163(j) of the Code;
•making it more vulnerable to economic or industry downturns, including interest rate increases; and
•placing it at a competitive disadvantage compared to less leveraged competitors.
Moreover, the Combined Company may be required to raise substantial additional capital to execute its business strategy. The Combined Company’s ability to arrange additional financing will depend on, among other factors, its financial position and performance, as well as prevailing market conditions and other factors beyond its control. If the Combined Company is unable to obtain additional financing, its credit ratings could be adversely affected, which could raise its borrowing costs and limit its future access to capital and its ability to satisfy its obligations under its indebtedness.
The Combined Company is expected to incur substantial expenses related to the Company Merger.
MITT and CHMI have incurred substantial legal, accounting, financial advisory and other costs, and the management teams of MITT and CHMI have devoted considerable time and effort in connection with the Company Merger. MITT and CHMI may incur significant additional costs in connection with the completion of the Company Merger or in connection with any delay in completing the Company Merger or termination of the Merger Agreement, in addition to the other costs already incurred. If the Company Merger is not completed, MITT and CHMI will separately bear certain fees and expenses associated with the Company Merger without realizing the benefits of the Company Merger. If the Company Merger is completed, the fees and expenses may be significant and could have an adverse impact on the Combined Company’s results of operations.
Although MITT and CHMI have assumed that a certain level of transaction and integration expenses would be incurred, there are a number of factors beyond the control of either MITT or CHMI that could affect the total amount or the timing of the transaction and integration expenses. Many of the expenses that will be incurred, by their nature, are difficult to estimate accurately at the present time. As a result, the transaction and integration expenses associated with the Company Merger could, particularly in the near term, exceed the savings that the Combined Company expects to achieve from the elimination of duplicative expenses and the realization of economies of scale and cost savings related to the integration of the businesses following the completion of the Company Merger.
The unaudited pro forma condensed combined financial information included elsewhere in this joint proxy statement/prospectus may not be representative of the Combined Company’s results after the Company Merger and accordingly, you have limited financial information on which to evaluate the Combined Company following the Company Merger.
The unaudited pro forma condensed combined financial information included elsewhere in this joint proxy statement/prospectus has been presented for informational purposes only and is not necessarily indicative of the financial position or results of operations that actually would have occurred had the Company Merger been completed as of the date indicated, nor is it indicative of the future operating results or financial position of the Combined Company following the Company Merger. The unaudited pro forma condensed combined financial information does not reflect future events that may occur after the Company Merger. The unaudited pro forma condensed combined financial information presented elsewhere in this joint proxy statement/prospectus is based in part on certain assumptions regarding the Company Merger that MITT believes are reasonable under the circumstances. MITT and CHMI cannot assure you that the assumptions will prove to be accurate over time.
Risks Related to MITT’s REIT Status
MITT’s failure to qualify as a REIT would result in higher taxes and reduced cash available for distribution to MITT stockholders.
MITT operates in a manner that is intended to qualify it as a REIT for U.S. federal income tax purposes. However, the U.S. federal income tax laws governing REITs are complex, and interpretations of such laws are limited. Maintaining its qualification as a REIT requires MITT to meet various tests regarding the nature of its assets and its income, the ownership of its outstanding stock, and the amount of its distributions on an ongoing basis.
MITT’s ability to satisfy the asset tests depends upon the characterization and fair values of its assets, some of which are not susceptible to a precise determination and for which MITT will not obtain independent appraisals. MITT’s compliance with the annual REIT income and quarterly asset requirements also depends upon its ability to successfully manage the composition of its income and assets on an ongoing basis. Although MITT intends to operate so that it will maintain its qualification as a REIT, no assurance can be given that MITT will so qualify for any particular year.
MITT also owns an interest in one or more entities that have elected to be taxed as REITs under the U.S. federal income tax laws, each a “Subsidiary REIT.” Each Subsidiary REIT is subject to the same REIT requirements that are applicable to MITT. If a Subsidiary REIT were to fail to qualify as a REIT, then (i) that Subsidiary REIT would become subject to regular U.S. federal, state and local corporate income tax, (ii) MITT’s interest in such Subsidiary REIT would cease to be a qualifying asset for purposes of the REIT asset tests, and (iii) it is possible that MITT would fail certain of the REIT asset and/or income tests, in which event MITT also would fail to qualify as a REIT unless it could avail itself of certain relief provisions. While MITT believes that each Subsidiary REIT has qualified as a REIT under the Code, MITT has joined each Subsidiary REIT in filing a “protective” TRS election under Section 856(l) of the Code. MITT cannot assure you that such “protective” TRS election would be effective to avoid adverse consequences to MITT. Moreover, even if the “protective” election were to be effective, MITT cannot assure you that it would not fail to satisfy the requirement that not more than 25% of the value of its total assets may be represented by the securities of one or more taxable REIT subsidiaries, which we refer to as “TRSs.”

If MITT fails to qualify as a REIT in any calendar year, MITT would be required to pay U.S. federal income tax on its taxable income at regular corporate rates, and dividends paid to its stockholders would not be deductible by MITT in computing its taxable income. Further, if MITT fails to qualify as a REIT, it may need to borrow money or sell assets in order to pay any resulting tax. MITT’s payment of income tax would decrease the amount of its income available for distribution to its stockholders. Furthermore, if MITT fails to maintain its qualification as a REIT, it no longer would be required to distribute substantially all of its REIT taxable income to its stockholders. Unless MITT’s failure to qualify as a REIT was subject to relief under U.S. federal income tax laws, MITT could not re-elect to qualify as a REIT for four taxable years following the year in which it failed to qualify.
Dividends payable by REITs do not qualify for the reduced tax rates available for some dividends.
The maximum tax rate applicable to income from “qualified dividends” payable to U.S. stockholders that are individuals, trusts and estates, is currently 20%, exclusive of the 3.8% investment tax surcharge. Dividends payable by REITs, however, generally are not eligible for the qualified dividend reduced rates. Stockholders that are individuals, trusts or estates generally may deduct 20% of the aggregate amount of ordinary dividends distributed by MITT. While the qualified dividend rules do not adversely affect the taxation of REITs or dividends payable by REITs, the more favorable rates applicable to regular corporate qualified dividends could cause investors who are individuals, trusts, and estates to perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends, which could adversely affect the value of the stock of REITs, including MITT Stock.
Complying with the REIT requirements can be difficult and may cause MITT to be forced to liquidate assets or to forego otherwise attractive opportunities.
To qualify as a REIT for U.S. federal income tax purposes, MITT must continually satisfy tests concerning, among other things, the sources of its income, the nature and diversification of its assets, the amounts it distributes to its stockholders and the ownership of its shares. If MITT is compelled to liquidate its investments to repay obligations to its lenders, MITT may be unable to comply with these requirements, ultimately jeopardizing its qualification as a REIT, or MITT may be subject to a 100% tax on any resultant gain if it sells assets that are treated as dealer property or inventory. MITT may be required to make distributions to its stockholders at disadvantageous times or when MITT does not have funds readily available for distribution, and may be unable to pursue otherwise attractive investments in order to satisfy the source-of-income or asset-diversification requirements for qualifying as a REIT. Thus, compliance with the REIT requirements may hinder MITT’s ability to operate solely on the basis of maximizing profits.
The REIT distribution requirements could adversely affect MITT’s ability to execute its business strategies.
To maintain its qualification as a REIT, MITT must distribute to its stockholders each calendar year at least 90% of its REIT taxable income, determined excluding any net capital gains and without regard to the deduction for dividends paid. To the extent that MITT satisfies this distribution requirement, but distributes less than 100% of its taxable income, it will be subject to U.S. federal corporate income tax, and may be subject to state and local income tax on its undistributed taxable income. In addition, MITT will be subject to a 4% nondeductible excise tax if the actual amount that it pays out to its stockholders in a calendar year is less than a minimum amount specified under U.S. federal income tax laws. MITT intends to make distributions to its stockholders to comply with the requirements of the Code and to avoid paying corporate income tax. However, differences in timing between the recognition of taxable income and the actual receipt of cash could require MITT to sell assets or borrow funds on a short-term or long-term basis to meet the distribution requirements of the Code.
MITT may find it difficult or impossible to meet distribution requirements in certain circumstances. Due to the nature of the assets in which MITT invests, MITT may be required to recognize taxable income from those assets in advance of MITT’s receipt of cash flow on or proceeds from disposition of such assets. For example, MITT may be required to accrue interest and discount income on mortgage loans, mortgage-backed securities, and other types of debt securities or interests in debt securities before MITT receives any payment of interest or principal on such assets. To the extent that MITT buys back its debt at prices lower than par, MITT may recognize taxable income without a corresponding receipt of cash. MITT may also acquire distressed debt investments that may be subsequently modified by agreement with the borrower. If the amendments to the outstanding debt are “significant modifications” under the applicable Treasury Regulations, the modified debt may be considered to have been reissued to MITT at a gain in a debt-for-debt exchange with the borrower, with gain recognized by MITT to the extent that the principal amount of the modified debt exceeds MITT’s cost of purchasing it prior to modification. Finally, MITT may be required under the terms of indebtedness that MITT incurs to use cash received from interest payments to make principal payments on that indebtedness, with the effect of recognizing income but not having a corresponding amount of cash available for distribution to MITT’s stockholders.
As a result, to the extent such income is not recognized within a domestic TRS, the requirement to distribute a substantial portion of MITT’s net taxable income could cause MITT to: (i) sell assets in adverse market conditions, (ii) borrow on unfavorable terms, (iii) distribute amounts that would otherwise be invested in future acquisitions, capital expenditures or repayment of debt or (iv) make a taxable distribution of its shares as part of a distribution in which stockholders may elect to receive shares or (subject to a limit measured as a percentage of the total distribution) cash, in order to comply with REIT requirements. Moreover, if MITT’s only feasible alternative were to make a taxable distribution of its shares to comply with the REIT distribution requirements for any taxable year and the value of its shares was not sufficient at such time to make a distribution to its stockholders in an amount at least equal to the minimum amount required to comply with such REIT distribution requirements, MITT would generally fail to qualify as a REIT for such taxable year and would be precluded from being taxed as a REIT for the four taxable years following the year during which it ceased to qualify as a REIT.
Even if MITT qualifies as a REIT, it may face tax liabilities that reduce its cash flow.
Even if MITT qualifies for taxation as a REIT, it may be subject to certain U.S. federal, state and local taxes on its income and assets, including taxes on any undistributed income, tax on income from certain activities conducted as a result of a foreclosure, and state or local income, property and transfer taxes, such as mortgage recording taxes. In addition, in order to meet the REIT qualification requirements, or to avert the imposition of a 100% tax that applies to certain gains derived by a REIT from dealer property or inventory, MITT may hold certain assets through, and derive a significant portion of its taxable income and gains in, TRSs. Such subsidiaries are subject to corporate level income tax at regular rates. Any of these taxes would decrease cash available for distribution to its stockholders.
The failure of assets subject to repurchase agreements to be treated as owned by MITT for U.S. federal income tax purposes could adversely affect its ability to qualify as a REIT.
MITT has entered and may in the future enter into repurchase agreements that are structured as sale and repurchase agreements pursuant to which it nominally sells certain of its assets to a counterparty and simultaneously enter into an agreement to repurchase these assets at a later date in exchange for a purchase price. Economically, these agreements are financings which are secured by the assets sold pursuant thereto. MITT believes that it is treated for REIT asset and income test purposes as the owner of the assets that are the subject of any such sale and repurchase agreement notwithstanding that such agreements may transfer record ownership of the assets to the counterparty during the term of the agreement. It is possible, however, that the IRS could assert that MITT did not own the assets during the term of the sale and repurchase agreement, in which case MITT could fail to qualify as a REIT.
MITT’s ownership of and relationship with its TRSs will be limited, and a failure to comply with the limits would jeopardize its REIT status and may result in the application of a 100% excise tax.
A REIT may own up to 100% of the stock of one or more TRSs. A TRS may earn income that would not be qualifying income if earned directly by the parent REIT. Both the subsidiary and the REIT must jointly elect to treat the subsidiary as a TRS. A corporation (other than a REIT) of which a TRS directly or indirectly owns more than 35% of the voting power or value of the stock will automatically be treated as a TRS. Overall, no more than 25% (20% for taxable years beginning before January 1, 2026) of the value of a REIT’s total assets may consist of stock or securities of one or more TRSs. A domestic TRS will pay U.S. federal, state and local income tax at regular corporate rates on any income that it earns. In addition, the TRS rules limit the deductibility of interest paid or accrued by a TRS to its parent REIT to assure that the TRS is subject to an appropriate level of corporate taxation, and in certain circumstances, the ability of MITT’s TRSs to deduct net business interest expenses generally may be limited. The rules also impose a 100% excise tax on certain transactions between a TRS and its parent REIT that are not conducted on an arm’s-length basis.
Uncertainty exists with respect to the treatment of TBAs for purposes of the REIT asset and income tests.
MITT has purchased and sold and may in the future purchase and sell Agency RMBS through TBAs and has recognized and may in the future recognize income or gains from the disposition of those TBAs, through dollar roll transactions or otherwise. While there is no direct authority with respect to the qualification of TBAs as real estate assets or U.S. Government securities for purposes of the REIT 75% asset test or the qualification of income or gains from dispositions of TBAs as gains from the sale of real property or other qualifying income for purposes of the REIT 75% gross income test, MITT treats its TBAs under which it contracts to purchase a to-be-announced Agency RMBS, “long TBAs,” as qualifying assets for purposes of the REIT 75% asset test, and it treats income and gains from its long TBAs as qualifying income for purposes of the REIT 75% gross income test, based on a legal opinion of counsel substantially to the effect that (i) for purposes of the REIT asset tests, MITT’s ownership of a long TBA should be treated as ownership of real estate assets, and (ii) for purposes of the REIT 75% gross income test, any gain recognized by MITT in connection with the settlement of its long TBAs should be treated as gain from the sale or disposition of an interest in mortgages on real property. Opinions of counsel are not binding on the IRS, and no assurance can be given that the IRS will not successfully challenge the conclusions set forth in such opinions. In addition, it must be emphasized that the opinion of counsel is based on various assumptions relating to MITT’s TBAs and is conditioned upon fact-based representations and covenants made by MITT Manager regarding its TBAs. No assurance can be given that the IRS would not assert that such assets or income are not qualifying assets or income. If the IRS were to successfully challenge the opinion of counsel, MITT could be subject to a penalty tax or it could fail to remain qualified as a REIT if a sufficient portion of its assets consists of TBAs or a sufficient portion of its income consists of income or gains from the disposition of TBAs.
New legislation or administrative or judicial action, in each instance potentially with retroactive effect, could make it more difficult or impossible for MITT to qualify as a REIT.
The present U.S. federal income tax treatment of REITs may be modified, possibly with retroactive effect, by legislative, judicial or administrative action at any time, which could affect the U.S. federal income tax treatment of an investment in MITT’s stock. The U.S. federal tax rules that affect REITs are under review constantly by persons involved in the legislative process, the IRS and the U.S. Treasury Department, which results in statutory changes as well as frequent revisions to Treasury Regulations and interpretations. Revisions in U.S. federal tax laws and interpretations thereof could cause MITT to change its investments, commitments and strategies, which could also affect the tax considerations of an investment in its stock.
Complying with the REIT requirements may limit MITT’s ability to hedge effectively.
The REIT provisions of the Code may limit MITT’s ability to hedge its assets and operations. Under current law, any income that MITT generates from transactions intended to hedge its interest rate, inflation or currency risks will be excluded from gross income for purposes of the REIT 75% and 95% gross income tests if (i) the instrument hedges risk of interest rate or currency fluctuations on indebtedness incurred or to be incurred to carry or acquire real estate assets, (ii) the instrument hedges risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the REIT 75% or 95% gross income tests, or (iii) the instrument was entered into to “offset” certain instruments described in clauses (i) or (ii) of this sentence and certain other requirements are satisfied and such instrument is properly identified under applicable Treasury Regulations. Income from hedging transactions that do not meet these requirements may constitute nonqualifying income for purposes of both the REIT 75% and 95% gross income tests. As a result of these rules, MITT may have to limit its use of hedging techniques that might otherwise be advantageous to MITT and could result in greater risks associated with interest rate fluctuations or other changes than it would otherwise be able to mitigate.

The tax on prohibited transactions will limit MITT’s ability to engage in transactions, including certain methods of securitizing mortgage loans, that would be treated as sales for U.S. federal income tax purposes.
A REIT’s net income from prohibited transactions is subject to a 100% tax with no offset for losses. In general, prohibited transactions are sales or other dispositions of property, other than foreclosure property, but including mortgage loans, held primarily for sale to customers in the ordinary course of business. MITT may be subject to this tax if it disposes of or securitize loans in a manner that was treated as a sale of the loans, if it frequently buys and sells securities or open and close TBA contracts in a manner that is treated as dealer activity with respect to such securities or contracts for U.S. federal income tax purposes. Therefore, in order to avoid the prohibited transactions tax, MITT may choose to engage in certain sales of loans through a TRS and not at the REIT level, and may limit the structures MITT utilize for MITT’s securitization transactions, even though the sales or structures may otherwise be beneficial to MITT.
The share ownership limits applicable to MITT that are imposed by the Code for REITs, and MITT’s charter may restrict MITT’s business combination opportunities.
In order for MITT to maintain its qualification as a REIT under the Code, not more than 50% in value of its outstanding shares may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) at any time during the last half of each taxable year after its first taxable year. MITT’s charter, with certain exceptions, authorizes the MITT Board to take the actions that are necessary or appropriate to preserve MITT’s qualification as a REIT. Under MITT’s charter, no person may own, directly or indirectly, (i) more than 9.8% in value or in number of shares, whichever is more restrictive, of its outstanding common stock or (ii) more than 9.8% in value or in number of shares, whichever is more restrictive, of its outstanding capital stock. However, the MITT Board may, in its sole discretion, grant an exemption to the share ownership limits (prospectively or retrospectively), subject to certain conditions and the receipt by its board of certain representations and undertakings. The share ownership limit is based upon direct or indirect ownership by “persons,” which is defined to include individuals, certain entities and certain groups of stockholders. MITT’s share ownership limits may delay or prevent a transaction or a change in its control that could involve a premium price for its common stock or otherwise be in the best interests of its stockholders.
The constructive ownership rules contained in MITT’s charter are complex and may cause the outstanding shares owned by a group of related individuals or entities to be deemed to be constructively owned by one individual or entity. As a result, the acquisition of less than these aforementioned percentages of the outstanding shares by an individual or entity could cause that individual or entity to own constructively in excess of these percentages of the outstanding shares and thus violate the share ownership limits. Any attempt to own or transfer shares of MITT capital stock in excess of the share ownership limits without the consent of the MITT Board or in a manner that would cause MITT to be “closely held” under Section 856(h) of the Code (without regard to whether the shares are held during the last half of a taxable year) will result in the shares being deemed to be transferred to a director for a charitable trust or, if the transfer to the charitable trust is not automatically effective to prevent a violation of the share ownership limits or the restrictions on ownership and transfer of its shares, any such transfer of its shares will be void ab initio, and the intended transferee will acquire no rights in such shares. Further, any transfer of its shares that would result in its shares being held by fewer than 100 persons will be void ab initio, and the intended transferee will acquire no rights in such shares.
MITT could face adverse tax consequences if either Western Asset Mortgage Capital Corporation, which we refer to as “WMC,” or CHMI failed to qualify as a REIT prior to MITT’s acquisition of WMC or CHMI, respectively.
In connection with the closing of MITT’s acquisition of WMC in 2023, MITT received an opinion of counsel to the effect that WMC qualified as a REIT for U.S. federal income tax purposes through the time of the acquisition. Additionally, in connection with the Company Merger, MITT will receive an opinion of counsel to the effect that, commencing with CHMI’s taxable year ended December 31, 2020, CHMI has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code and its actual method of operation has enabled CHMI to meet, through the Company Merger Effective Time, the requirements for qualification and taxation as a REIT under the Code. However, MITT did not and does not expect to request a ruling from the IRS that WMC or CHMI qualified as a REIT. Notwithstanding the opinion of counsel, if the IRS successfully challenged WMC’s or CHMI’s REIT status prior to the acquisition, MITT could face adverse tax consequences, including:
•succeeding to WMC’s or CHMI’s liability for U.S. federal income taxes at regular corporate rates for the periods in which either of them failed to qualify as a REIT (without regard to the deduction for dividends paid for such periods);
•succeeding to any built-in gain on WMC’s or CHMI’s assets, for which MITT could be liable for U.S. federal income tax at regular corporate rates, if MITT were to recognize such gain in the five-year period following the merger with either WMC or CHMI; and
•succeeding to WMC’s or CHMI’s earnings and profits accumulated during the periods in which either of them failed to qualify as a REIT, which MITT would be required to distribute to its stockholders in order to satisfy the REIT 90% distribution requirements and avoid the imposition of any excise tax, and as a result, MITT would have less cash available for operations and distributions to its stockholders, which could require us to raise capital on unfavorable terms or pay deficiency dividends.
MITT or its TRSs may not be able to fully utilize their respective net operating loss or net capital loss carryforwards.
MITT or its TRSs may not be able to fully utilize MITT’s respective net operating loss or net capital loss carryforwards. MITT has and its TRS have certain net operating loss, which we refer to as a “NOL,” and net capital loss, which we refer to as a “NCL,” carryforwards. NOL carryforwards can be used to offset future taxable income, and NCL carryforwards can be used to reduce net capital gain income. MITT and/or its TRSs may not generate sufficient income of the appropriate tax character to fully utilize the respective NOL or NCL carryforwards before their expiration. In addition, NOL and NCL carryforwards and certain recognized built-in losses may be limited by Sections 382 and 383 of the Code if MITT or its TRSs, respectively, experiences an “ownership change.” In general, an “ownership change” occurs if 5% stockholders increase their collective ownership of the aggregate amount of the outstanding shares of MITT by more than 50 percentage points looking back over the relevant testing period. MITT’s ability to use WMC’s or CHMI’s NOL carryforwards is limited by a Section 382 ownership change that occurred with respect to WMC at the time of the merger with WMC and may occur with respect to CHMI at the time of the Company Merger. No assurance can be provided as to whether MITT or its TRSs may experience an ownership change that could limit MITT’s ability or its TRSs’ ability to utilize the respective NOL or NCL carryforwards.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This joint proxy statement/prospectus and the annexes to this joint proxy statement/prospectus contain certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act and Section 21E of the Exchange Act.
These forward-looking statements are predictions and generally can be identified by use of statements that include phrases such as “may,” “believe,” “expect,” “anticipate,” “intend,” “estimate,” “project,” “target,” “goal,” “plan,” “should,” “will,” “predict,” “potential,” “likely,” or other words, phrases or expressions of similar import, or the negative or other words or expressions of similar meaning, and statements regarding the benefits of the Mergers or the other transactions contemplated by the Merger Agreement or the future financial condition, results of operations and business of MITT, CHMI or the Combined Company. Without limiting the generality of the preceding sentence, certain information contained in the sections “The Mergers—Background of the Mergers,” “The Mergers—Recommendation of the MITT Board and Its Reasons for the Company Merger,” “The Mergers—Recommendation of the CHMI Board and Its Reasons for the Mergers,” “The Mergers—Certain MITT Unaudited Prospective Financial Information” and “The Mergers—Certain CHMI Unaudited Prospective Financial Information” constitute forward-looking statements.
MITT and CHMI base these forward-looking statements on particular assumptions that they have made in light of their industry experience, as well as their perception of historical trends, current conditions, expected future developments and other factors that they believe are appropriate under the circumstances. The forward-looking statements are necessarily estimates reflecting the judgment of MITT’s and CHMI’s respective management and involve a number of known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of MITT, CHMI or the Combined Company to be materially different from those expressed or implied by the forward-looking statements. In addition to other factors and matters contained in this joint proxy statement/prospectus, including those disclosed under “Risk Factors” beginning on page 41, these forward-looking statements are subject to risks, uncertainties and other factors, including, among others:
•the ability of MITT and CHMI to obtain the required stockholder approvals to consummate the Company Merger;
•the risk that MITT and CHMI may not be able to satisfy the other conditions to the Company Merger set forth in the Merger Agreement in a timely manner or at all;
•the risk that the Company Merger or the other transactions contemplated by the Merger Agreement may not be completed in the time frame expected by the parties or at all;
•the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement and that a termination under certain circumstances could require MITT to pay CHMI, or CHMI to pay MITT, a termination fee, as described under “The Merger Agreement—Termination Fees and Expenses” beginning on page 149;
•risks related to the disruption of MITT’s and CHMI’s respective management’s attention from ongoing business operations due to the proposed Mergers;
•the ability of MITT to successfully integrate CHMI or any other acquisition and implement its operating strategy;
•significant transaction costs incurred in connection with the Mergers and/or unknown or inestimable liabilities;
•adverse changes in the real estate and real estate capital markets;
•market volatility;
•changes in interest rates and the yield curve;

•financing risks;
•inflationary pressures on the capital markets and the general economy;
•the outcome of litigation, including any legal proceedings that may be instituted against MITT, CHMI or others related to the Merger Agreement;
•regulatory proceedings or inquiries;
•the ability of MITT and CHMI (through the Company Merger Effective Time) to maintain their qualifications as REITs;
•changes in laws or regulations or interpretations of current laws and regulations that impact MITT’s or CHMI’s businesses, assets or classification as REITs; and
•other risks detailed in filings made by each of MITT and CHMI with the SEC, including the Annual Report on Form 10-K for the year ended December 31, 2025, the Quarterly Report on Form 10-Q for the quarter ended June 30, 2026, and other reports filed by MITT with the SEC and incorporated by reference in this joint proxy statement/prospectus and CHMI’s Annual Report on Form 10-K for the year ended December 31, 2025, and CHMI’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2026, which are incorporated by reference into this joint proxy statement/prospectus. See also “Where You Can Find More Information and Incorporation by Reference” on page 215 of this joint proxy statement/prospectus.
Although MITT and CHMI believe that the assumptions underlying the forward-looking statements contained in this joint proxy statement/prospectus are reasonable, any of the assumptions could be inaccurate and, therefore, there can be no assurance that such statements included in this joint proxy statement/prospectus will prove to be accurate. As you read and consider the information in this joint proxy statement/prospectus, you are cautioned to not place undue reliance on these forward-looking statements. These statements are not guarantees of performance or results and speak only as of the date of this joint proxy statement/prospectus, in the case of forward-looking statements contained in this joint proxy statement/prospectus, or the dates of the documents incorporated by reference or attached as annexes to this joint proxy statement/prospectus, in the case of forward-looking statements made in those documents. Neither MITT nor CHMI undertakes any obligation to update or revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information or developments, future events or otherwise, and each expressly disclaims any obligation to do so, except as required by law.
In light of the significant uncertainties inherent in the forward-looking statements included in this joint proxy statement/prospectus, the inclusion of such information should not be regarded as a representation by MITT, CHMI or any other person that the results or conditions described in such statements or the objectives and plans of MITT or CHMI will be achieved. In addition, MITT’s and CHMI’s qualification as REITs involves the application of highly technical and complex provisions of the Code.
All forward-looking statements, expressed or implied, included in this joint proxy statement/prospectus are expressly qualified in their entirety by this cautionary statement and the factors discussed under the heading “Risk Factors” in this joint proxy statement/prospectus. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that MITT, CHMI or persons acting on their behalf may issue.

THE COMPANIES
TPG Mortgage Investment Trust, Inc.
TPG Mortgage Investment Trust, Inc.
245 Park Avenue, 26th Floor
New York, New York 10167
(212) 692-2000
TPG Mortgage Investment Trust, Inc. is a Maryland corporation and residential mortgage REIT with a focus on investing in a diversified risk-adjusted portfolio of residential mortgage-related assets in the U.S. mortgage market. MITT’s objective is to provide attractive risk-adjusted returns to MITT stockholders over the long-term, primarily through dividends and capital appreciation. MITT focuses its investment activities primarily on acquiring and securitizing newly-originated residential mortgage loans within the non-agency segment of the housing market. MITT obtains MITT’s assets through Arc Home, MITT’s residential mortgage loan originator in which MITT owns an approximate 66.0% interest as of June 30, 2026, and through other third-party origination partners. MITT finances its acquired loans through various financing lines on a short-term basis and utilizes TPG’s proprietary securitization platform to secure long-term, non-recourse, non-mark-to-market financing as market conditions permit. Through MITT’s ownership in Arc Home, MITT also has exposure to mortgage banking activities. Arc Home is a multi-channel licensed mortgage originator and servicer primarily engaged in the business of originating and selling residential mortgage loans while retaining the mortgage servicing rights associated with certain loans that it originates.
MITT’s investment portfolio (which excludes MITT’s ownership in Arc Home) primarily includes Residential Investments and Agency RMBS. Currently, MITT’s Residential Investments primarily consist of Non-Agency Loans, Agency-Eligible Loans, Home Equity Loans and Non-Agency RMBS collateralized by these loans, which MITT refers to as MITT’s target assets. In addition, MITT may also invest in other types of residential mortgage loans and other mortgage related assets. As of June 30, 2026, MITT’s investment portfolio consisted of the following Residential Investments and Agency RMBS:
Residential Investments
•Non-Agency Loans: Non-Agency Loans are loans that do not conform to the underwriting guidelines of a GSE. Non-Agency Loans consist of QM Loans and Non-QM Loans. QM Loans are residential mortgage loans that comply with the Ability-To-Repay rules and related guidelines of the Consumer Finance Protection Bureau.
•Agency-Eligible Loans: Agency-Eligible Loans are loans that are underwritten in accordance with GSE guidelines and are primarily secured by investment properties, but are not guaranteed by a GSE. Although these loans are underwritten in accordance with GSE guidelines and can be delivered to Fannie Mae and Freddie Mac, MITT includes these loans within its Non-Agency securitizations.
•Home Equity Loans: Home Equity Loans consist of revolving lines of credit and closed-end loans secured primarily by second liens on residential mortgaged properties. These products provide borrowers with access to home equity without requiring the payoff of an existing mortgage. Revolving lines of credit generally feature an initial draw period of three to five years, after which the balances convert to 15-year or 25-year amortizing loans. Closed-end home equity loans are primarily fixed-rate obligations where the full principal amount is funded at origination and repaid through a fully amortizing schedule with original terms to maturity ranging from ten to 30 years.
•Re- and Non-Performing Loans: Performing, re-performing, and non-performing loans are residential mortgage loans collateralized by a first lien mortgaged property.
•Non-Agency RMBS: Non-Agency RMBS represent fixed- and floating-rate RMBS issued by entities other than GSEs or agencies of the U.S. government. Non-Agency RMBS are primarily secured by Non-QM, Agency-Eligible, Home Equity, and Prime Jumbo Loans.

Agency RMBS
•Agency RMBS represent interests in pools of residential mortgage loans guaranteed by a GSE such as Fannie Mae or Freddie Mac, or an agency of the U.S. Government such as Ginnie Mae.
In addition, MITT’s investment portfolio includes commercial loans and commercial-mortgage backed securities, which we refer to as “CMBS,” and all of which collectively, we refer to as the “Legacy WMC Commercial Investments” that were acquired in MITT’s acquisition of WMC in 2023. The commercial loans in the Legacy WMC Commercial Investments primarily include first lien commercial mortgage loan participations. The CMBS in the Legacy WMC Commercial Investments primarily include fixed-rate and floating-rate CMBS, secured by, or evidencing an ownership interest in, a single commercial mortgage loan or a pool of commercial mortgage loans. MITT expects to either hold the Legacy WMC Commercial Investments until maturity or opportunistically exit these investments.
MITT’s primary sources of income are net interest income from its investment portfolio, changes in the fair value of its investments or hedge portfolio, and income from its investment in Arc Home. Net interest income consists of the interest income MITT earns on investments less the interest expense it incurs on borrowed funds, inclusive of its cost or benefit of hedging. Income from MITT’s investment in Arc Home is generated through its mortgage banking activities, which represent the origination and subsequent sale of residential mortgage loans and servicing income sourced from its mortgage servicing rights.
MITT is externally managed by MITT Manager, an affiliate of TPG (NASDAQ: TPG), a leading global alternative asset management firm.
MITT has elected to be treated as a REIT for U.S. federal income tax purposes. To qualify as a REIT, MITT is required to meet certain investment and operating tests and annual distribution requirements. MITT generally will not be subject to U.S. federal income taxes on its taxable income to the extent that it annually distributes all of its net taxable income to stockholders, does not participate in prohibited transactions and maintains its intended qualification as a REIT. However, certain activities that MITT may perform may cause MITT to earn income that will not be qualifying income for REIT purposes. MITT has designated certain of its subsidiaries as TRSs, to engage in such activities, and MITT may form additional TRSs in the future. MITT also operates its business in a manner that will permit it to maintain its exemption from registration under the Investment Company Act.
Shares of MITT Common Stock are listed on the NYSE, trading under the symbol “MITT.”
Effective as of December 16, 2025, MITT changed its name from “AG Mortgage Investment Trust, Inc.” to “TPG Mortgage Investment Trust, Inc.”
MITT’s principal executive offices are located at 245 Park Avenue, 26th Floor, New York, New York 10167 and its telephone number is (212) 692-2000. MITT’s website is www.mitt.tpg.com.
MIT Merger Sub II, LLC
MIT Merger Sub II, LLC
245 Park Avenue
26th Floor
New York, New York 10167
(212) 692-2000
MIT Merger Sub II, LLC is a Delaware limited liability company and wholly owned subsidiary of MITT that was formed on August 6, 2026, solely for the purpose of effecting the Company Merger. Upon Closing, immediately following the Partnership Merger, CHMI will be merged with and into Merger Sub, with Merger Sub continuing as the surviving entity, which we refer to as the Company Merger. Merger Sub has not conducted any activities to date, except for activities incidental to its formation and activities undertaken in connection with the transactions contemplated by the Merger Agreement.

Merger Sub’s principal executive offices are located at c/o TPG Mortgage Investment Trust, Inc., 245 Park Avenue, 26th Floor, New York, New York 10167, and its telephone number is (212) 692-2000.
Cherry Hill Mortgage Investment Corporation
Cherry Hill Mortgage Investment Corporation
4000 Route 66, Suite 310
Tinton Falls, New Jersey 07753
(877) 870-7005
Cherry Hill Mortgage Investment Corporation is a fully integrated, internally managed residential real estate finance company focused on acquiring, investing in and managing residential mortgage assets in the United States. CHMI was incorporated in Maryland on October 31, 2012 and commenced operations on October 9, 2013, following the completion of its initial public offering.
CHMI conducts substantially all of its operations through its operating partnership, CHOP, and its subsidiaries, including CHMI Sub-REIT, CHMI Solutions, which is CHMI’s taxable REIT subsidiary and a wholly owned subsidiary of CHMI Sub-REIT, and Aurora, which is CHMI’s licensed mortgage servicing subsidiary and a wholly owned subsidiary of CHMI Solutions. As of June 30, 2026, CHMI owned a 98.5% limited partnership interest in CHOP. CHMI is the sole general partner of CHOP.
CHMI operates and has elected to be taxed as a REIT for U.S. federal income tax purposes commencing with its taxable year ended December 31, 2013. To qualify as a REIT, CHMI must distribute annually to its stockholders an amount at least equal to 90% of its REIT taxable income, determined without regard to the deduction for dividends paid and excluding any net capital gain. CHMI currently expects to distribute substantially all of its REIT taxable income to its stockholders. CHMI will be subject to income tax on its taxable income that is not distributed and to an excise tax to the extent that certain percentages of its taxable income are not distributed by specified dates. CHMI Solutions and Aurora are subject to regular corporate U.S. federal, state and local income taxes on their taxable income.
CHMI’s principal objective is to generate attractive current yields and risk-adjusted total returns for its stockholders over the long term, primarily through dividend distributions and secondarily through capital appreciation. CHMI attempts to attain this objective by selectively constructing and actively managing a portfolio of servicing-related assets and RMBS. Subject to market conditions, CHMI may also invest in other cash flowing residential mortgage assets.
CHMI operates its business through the following segments: (i) investments in RMBS and (ii) investments in servicing-related assets.
Prior to November 14, 2024, CHMI was externally managed and its former manager, Cherry Hill Mortgage Management, LLC, was responsible for CHMI’s investment strategies and decisions and CHMI’s day-to-day operations, subject to the supervision and oversight of the CHMI Board. Effective as of November 14, 2024, CHMI directly hired the senior management team and other personnel who had historically provided services to CHMI through its former manager, terminated the management agreement with its former manager, ceased being externally managed and began operating as a fully integrated, internally managed company.
CHMI’s primary targeted asset classes currently consist of:
•RMBS, including:
oAgency RMBS, which are RMBS for which the principal and interest payments are guaranteed by an agency of the U.S. Government, such as Ginnie Mae, or a GSE, such as Fannie Mae or Freddie Mac;
oresidential mortgage pass-through certificates, which are mortgage-backed securities that represent an interest in a “pool” of mortgage loans secured by residential real property where payments of both interest and principal (including principal prepayments) on the underlying residential mortgage loans are made monthly to holders of the security, in effect “passing through” monthly payments made by the individual borrowers on the mortgage loans that underlie the security, net of fees paid to the issuer/guarantor and servicer;
ocollateralized mortgage obligations, which are either loss share securities issued by a GSE or structured debt instruments representing interests in specified pools of mortgage loans subdivided into multiple classes, or tranches, of securities, with each tranche having different maturities or risk profiles; and
oTBAs, which are forward-settling Agency RMBS where the pool is “to-be-announced” and the TBA buyer agrees to purchase, for future delivery, Agency RMBS with certain principal and interest terms and certain types of underlying collateral, but the particular Agency RMBS to be delivered is not identified until shortly before the TBA settlement date; and
•servicing-related assets consisting of the following:
oMSRs, which are contractual rights that provide a mortgage servicer with the right to service a mortgage loan or a pool of mortgages in exchange for a portion of the interest payments made on the mortgage or the underlying mortgages and which consists of two components—a basic servicing fee and an Excess MSR, with the basic servicing fee being the amount of compensation for the performance of servicing duties; and
oExcess MSRs, which are interests in whole MSRs that represent a portion of the interest payments collected from a pool of mortgage loans, net of a basic servicing fee paid to the mortgage servicer.
CHMI’s strategy, which may change due to the availability and terms of capital and as market conditions warrant, involves allocating a substantial portion of its equity capital to the acquisition of servicing related assets, acquiring RMBS on a leveraged basis, and opportunistically mitigating prepayment and interest rate and, to a lesser extent, credit risk by using a variety of hedging instruments and, where applicable and available, recapture agreements.
Shares of CHMI Common Stock, CHMI Series A Preferred Stock and CHMI Series B Preferred Stock are listed and traded on the NYSE under the symbols “CHMI,” “CHMI-PRA” and “CHMI-PRB,” respectively.
CHMI’s principal executive offices are located at 4000 Route 66, Suite 310, Tinton Falls, New Jersey 07753, and its telephone number is (877) 870-7005. CHMI’s website is www.chmireit.com.
Cherry Hill Operating Partnership, LP
Cherry Hill Operating Partnership, LP,
4000 Route 66, Suite 310
Tinton Falls, New Jersey 07753
(877) 870-7005
CHMI conducts substantially all of its operations and owns substantially all of its assets through Cherry Hill Operating Partnership, LP, which we refer to as “CHOP.” CHMI is the sole general partner of CHOP. As of June 30, 2026, CHMI owned a 98.5% limited partnership interest in CHOP, and CHMI is the sole general partner of CHOP. CHOP, in turn, owns all of the outstanding common stock of CHMI Sub-REIT. CHMI Sub-REIT elected to be taxed as a REIT under the Code commencing with the taxable year ended December 31, 2020.
Immediately prior to the Company Merger Effective Time, CHOP will be merged with and into CHMI, with CHMI continuing as the surviving corporation.
The Combined Company
Upon completion of the Company Merger, MITT will remain a publicly traded corporation focused on investing in a diversified risk-adjusted portfolio of residential mortgage-related assets in the U.S. mortgage market.

The Combined Company is expected to have a pro forma total stockholders’ equity capitalization of approximately $740 million, composed of $422 million of MITT Common Stock capitalization and $318 million of MITT Preferred Stock capitalization. The aggregate liquidation preference of MITT Preferred Stock, including the newly issued MITT Series D Preferred Stock and MITT Series E Preferred Stock is $338 million. The Combined Company is expected to have a pro forma common equity market capitalization of approximately $259 million based on the $5.97 per share closing price of MITT Common Stock on September 29, 2026. Following the completion of the Company Merger, MITT will continue to be externally managed by MITT Manager, an affiliate of TPG.
The combined business will continue to be operated through MITT and its subsidiaries, which will include Merger Sub, as the surviving entity in the Company Merger, and subsidiaries of Merger Sub, which were previously subsidiaries of CHMI.
The common stock of the Combined Company will continue to be listed on the NYSE, trading under the symbol “MITT.”
The Combined Company’s principal executive offices will remain at MITT’s location at 245 Park Avenue, 26th Floor, New York, New York 10167, and its telephone number will remain (212) 692-2000. The Combined Company’s website will remain www.mitt.tpg.com.

THE MITT SPECIAL MEETING
This joint proxy statement/prospectus is being furnished in connection with the solicitation of proxies from MITT common stockholders for exercise at the MITT special meeting. This joint proxy statement/prospectus and accompanying form of proxy are first being mailed to MITT common stockholders on or about October 9, 2026.
Purpose of the MITT Special Meeting
The MITT special meeting will be held at the offices of Hunton Andrews Kurth LLP, 200 Park Avenue, New York, New York 10166, on December 2, 2026, at 10:00 a.m., Eastern Time, for the following purposes:
•to consider and vote on the MITT Common Stock Issuance Proposal; and
•to consider and vote on the MITT Adjournment Proposal.
Pursuant to Maryland law and the MITT Bylaws, only business within the purposes described in the Notice of Special Meeting of Stockholders for MITT may be conducted at the MITT special meeting. Any action may be taken on the items of business described above at the MITT special meeting on the date specified above, or on any date or dates to which the MITT special meeting may be postponed or adjourned.
This joint proxy statement/prospectus also contains information regarding the CHMI special meeting, including the items of business for the CHMI special meeting. At the CHMI special meeting, MITT stockholders will not be voting on the proposals to be considered and voted on at the CHMI special meeting.
Record Date; Voting Rights; Proxies
MITT has fixed the close of business on October 2, 2026, as the MITT Record Date for determining holders of MITT Common Stock entitled to the notice of, and to vote at, the MITT special meeting. MITT common stockholders at the close of business on the MITT Record Date will be entitled to the notice of the MITT special meeting. As of the MITT Record Date, there were 31,803,475 issued and outstanding shares of MITT Common Stock. Each holder of record of MITT Common Stock on the MITT Record Date is entitled to one vote per share of MITT Common Stock with respect to each proposal. Holders of MITT Preferred Stock are not entitled to notice of, or to vote their shares at, the MITT special meeting.
Stockholders of Record.
If you are a holder of record of MITT Common Stock, you may have your shares of MITT Common Stock voted on the matters to be presented at the MITT special meeting in any of the following ways:
•To authorize a proxy through the Internet, visit the website set forth on the proxy card you received. You will be asked to provide the control number from the enclosed proxy card. Proxies authorized through the Internet must be received by 11:59 p.m., Eastern Time, on December 1, 2026.
•To authorize a proxy by telephone, dial the toll-free telephone number set forth on the proxy card you received using a touch tone phone and follow the recorded instructions. You will be asked to provide the control number from the enclosed proxy card. Proxies authorized by telephone or through the Internet must be received by 11:59 p.m., Eastern Time, on December 1, 2026.
•To authorize a proxy by mail, complete, date and sign each proxy card you receive and return it as promptly as practicable in the enclosed prepaid envelope.
If you intend to attend and vote your shares during the MITT special meeting, you must pre-register by emailing mittir@tpg.com not later than 5:00 p.m., Eastern Time, on November 27, 2026.
Beneficial Owners.
If your shares of MITT Common Stock are held in “street name,” please refer to the instructions provided by your broker, bank or other nominee to vote your shares of MITT Common Stock. Please note that if you are a holder in “street name” and wish to attend and vote at the MITT special meeting, you must obtain a legal proxy from your broker, bank or other nominee and provide a copy of such legal proxy at the MITT special meeting. Obtaining a legal proxy may take several days. Please note that if you do not provide a copy of such legal proxy at the MITT special meeting, you may still attend the MITT special meeting as long as you have registered, but you will not be able to vote shares in person at the MITT special meeting.
Voting; Proxies.
All shares of MITT Common Stock that are entitled to vote and are represented at the MITT special meeting by properly authorized proxies received before or at the MITT special meeting and not revoked will be voted at the MITT special meeting in accordance with the instructions indicated on the proxies. If no instructions are given on a timely and properly executed proxy card, your shares of MITT Common Stock will be voted:
•“FOR” the MITT Common Stock Issuance Proposal; and
•“FOR” the MITT Adjournment Proposal.
Votes cast by proxy or in person at the MITT special meeting will be tabulated by one or more inspectors appointed by the MITT Board for the MITT special meeting who will also determine whether or not a quorum is present.
Any proxy given by a MITT stockholder of record pursuant to this solicitation may be revoked at any time before the vote is taken at the MITT special meeting in any of the following ways:
•authorizing a later proxy by telephone or through the Internet prior to 11:59 p.m., Eastern Time, on December 1, 2026;
•filing with the Secretary of MITT, before the taking of the vote at the MITT special meeting, a written notice of revocation bearing a later date than the proxy card previously submitted;
•duly executing a later dated proxy card relating to the same shares of MITT Common Stock and delivering it to the Secretary of MITT before the taking of the vote at the MITT special meeting; or
•voting in person at the MITT special meeting, although attendance at the MITT special meeting alone will not by itself constitute a revocation of a proxy.
Any written notice of revocation or subsequent proxy card should be sent to TPG Mortgage Investment Trust, Inc., 245 Park Avenue, 26th Floor, New York, New York 10167, Attention: Secretary.
If your shares of MITT Common Stock are held in “street name,” please refer to the instructions provided by your broker, bank or other nominee to revoke your proxy or change your vote before the vote is taken at the MITT special meeting.
Solicitation of Proxies
MITT is soliciting proxies on behalf of the MITT Board. MITT will bear the costs of soliciting proxies. Brokerage houses, fiduciaries, nominees and others will be reimbursed for their out-of-pocket expenses in forwarding proxy materials to owners of MITT Common Stock held in their names. In addition to the solicitation of proxies by use of the mail, proxies may be solicited from MITT stockholders by directors, officers and employees of MITT in person, by telephone, on the Internet or using any other appropriate means of communications. No additional compensation, except for reimbursement of reasonable out-of-pocket expenses, will be paid to MITT’s directors and officers and employees of MITT Manager or its affiliates in connection with this solicitation.
Additionally, MITT has engaged D.F. King as proxy solicitor to assist in the solicitation of proxies for the MITT special meeting. MITT estimates it will pay D.F. King a fee of approximately $20,000. MITT has also agreed to reimburse D.F. King for reasonable and documented out-of-pocket expenses and disbursements incurred in connection with the proxy solicitation and to indemnify D.F. King against certain losses, costs and expenses. No portion of the amount that MITT has agreed to pay to D.F. King is contingent upon the Closing.
Attendance and Voting at the MITT Special Meeting
On the date of the MITT special meeting, MITT stockholders may attend the MITT special meeting in person. However, you are only entitled to vote and/or ask questions at the MITT special meeting if you were a MITT common stockholder of record or beneficial owner as of the MITT Record Date and you pre-registered to attend the MITT special meeting.
The MITT special meeting will be held at the offices of Hunton Andrews Kurth LLP, 200 Park Avenue, New York, New York 10166, on December 2, 2026, at 10:00 a.m., Eastern Time. If you hold your shares of MITT Common Stock in “street name” (i.e., you hold your shares of MITT Common Stock beneficially through a broker, bank or other nominee) and you would like to vote shares in person at the MITT special meeting, you will need to obtain a legal proxy from your broker, bank or other nominee. Obtaining a legal proxy may take several days. Please note that if you do not provide a copy of the legal proxy, you may still attend the MITT special meeting if you register in advance but you will not be able to vote your shares at the MITT special meeting.
For security reasons, you will be required to show a form of government-issued photo identification (e.g., a driver’s license or a passport) when you arrive at the MITT special meeting. If you need special assistance at the MITT special meeting because of a disability, please contact mittir@tpg.com.
Even if you plan to attend the MITT special meeting, MITT encourages you to vote in advance by phone, Internet or mail so that your vote will be counted even if you later decide not to attend the MITT special meeting.
Quorum; Required Vote; Abstentions and Broker Non-Votes
The presence, in person or by proxy, of the holders of shares of MITT Common Stock entitled to cast a majority of all the votes entitled to be cast at the MITT special meeting will constitute a quorum at the MITT special meeting. MITT will include abstentions in the calculation of the number of shares considered to be present at the MITT special meeting for purposes of determining the presence of a quorum at the MITT special meeting.
Approval of the MITT Common Stock Issuance Proposal and the MITT Adjournment Proposal requires the affirmative vote of holders of a majority of the votes cast at the MITT special meeting, provided a quorum is present. Abstentions will not be counted as “votes cast” for these proposals and will therefore have no effect on the outcome of the vote on the MITT Common Stock Issuance Proposal or the MITT Adjournment Proposal. Any failure to return your proxy card or other failure to vote will have no effect on the outcome of the vote on the MITT Common Stock Issuance Proposal or the MITT Adjournment Proposal, provided that a quorum is otherwise present at the MITT special meeting.
Brokers, banks and other nominees that hold their customers’ shares in street name may not vote their customers’ shares on “non-routine” matters without instructions from their customers. Because each of the proposals to be voted upon at the MITT special meeting is considered “non-routine,” such organizations do not have discretion to vote on any of the proposals. As a result, if you do not provide your broker, bank or other nominee with instructions regarding how to vote your shares of MITT Common Stock, your shares of MITT Common Stock will not be considered present at the MITT special meeting and will not be voted on any of the proposals. Broker non-votes, if any, will have no effect on the MITT Common Stock Issuance Proposal or the MITT Adjournment Proposal.
Regardless of the number of shares of MITT Common Stock you own, your vote is important. Please complete, sign, date and promptly return the enclosed proxy card today or authorize a proxy to vote your shares by phone or Internet.

Assistance
If you need assistance voting or in completing your proxy card or have questions regarding the MITT special meeting, please contact D.F. King, MITT’s proxy solicitor for the MITT special meeting:
D.F. King & Co., Inc.
28 Liberty Street, 53rd Floor
New York, NY 10005
Stockholders may call toll free: (866) 356-7813
Banks and Brokers may call collect: (212) 561-5183
Email: MITT@dfking.com

PROPOSALS SUBMITTED TO THE MITT STOCKHOLDERS
Proposal 1: MITT Common Stock Issuance Proposal
MITT common stockholders are being asked to approve the issuance of shares of MITT Common Stock to the holders of CHMI Common Stock and the holders of vested and settled CHMI Equity Awards pursuant to the Merger Agreement. For a summary and detailed information regarding this proposal, see the information about the Company Merger and the Merger Agreement throughout this joint proxy statement/prospectus, including the information set forth in sections entitled “The Mergers” beginning on page 74 and “The Merger Agreement” beginning on page 127. A copy of the Merger Agreement is attached as Annex A to this joint proxy statement/prospectus.
Pursuant to the Merger Agreement, approval of the MITT Common Stock Issuance is a condition to the consummation of the Company Merger. If the MITT Common Stock Issuance Proposal is not approved, the Company Merger will not be completed.
Approval of the MITT Common Stock Issuance Proposal requires the affirmative vote of the holders of a majority of the votes cast at the MITT special meeting. Abstentions and other shares not voted (whether by broker non-votes, if any, or otherwise) will not have an effect on the MITT Common Stock Issuance Proposal, provided that a quorum is otherwise present.
Recommendation of the MITT Board
The MITT Board unanimously recommends that the MITT common stockholders vote “FOR” the MITT Common Stock Issuance Proposal to issue shares of MITT Common Stock to holders of CHMI Common Stock and the holders of vested and settled CHMI Equity Awards pursuant to the Merger Agreement.
Proposal 2: MITT Adjournment Proposal
The MITT special meeting may be adjourned to another time or place, if necessary or appropriate in the judgment of the MITT Board, to permit, among other things, further solicitation of proxies, if necessary or appropriate in the view of the MITT Board, in favor of the MITT Common Stock Issuance Proposal if there are not sufficient votes at the time of such adjournment to approve such proposal.
MITT is asking MITT common stockholders to approve the adjournment of the MITT special meeting, if necessary or appropriate, to solicit additional proxies in favor of the MITT Common Stock Issuance Proposal if there are not sufficient votes at the time of such adjournment to approve such proposal.
Approval of the MITT Adjournment Proposal requires the affirmative vote of the holders of a majority of the votes cast, provided that a quorum is present.
MITT does not intend to call for a vote on the MITT Adjournment Proposal if the MITT Common Stock Issuance Proposal considered at the MITT special meeting has been approved at the MITT special meeting.
Recommendation of the MITT Board
The MITT Board unanimously recommends that the MITT common stockholders vote “FOR” the MITT Adjournment Proposal to adjourn the MITT special meeting, if necessary or appropriate, including to solicit additional proxies if there are not sufficient votes to approve the MITT Common Stock Issuance Proposal.
Other Business
Pursuant to Maryland law and the MITT Bylaws, only matters described in the Notice of Special Meeting for MITT may be brought before the MITT special meeting.

THE CHMI SPECIAL MEETING
This joint proxy statement/prospectus is being furnished in connection with the solicitation of proxies from CHMI common stockholders for use at the CHMI special meeting. This joint proxy statement/prospectus and accompanying form of proxy are first being mailed to CHMI common stockholders on or about October 9, 2026.
Purpose of the CHMI Special Meeting
A special meeting of CHMI stockholders will be held virtually on December 2, 2026, at 9:00 a.m., Eastern Time, for the following purposes:
•to consider and vote on the CHMI Merger Proposal;
•to consider and vote on the CHMI Compensation Proposal; and
•to consider and vote on the CHMI Adjournment Proposal.
Only those matters included in the notice of the CHMI special meeting will be considered and voted upon at the CHMI special meeting. Any action may be taken on the items of business described above at the CHMI special meeting on the date specified above, or on any date or dates to which the CHMI special meeting may be postponed or adjourned.
This joint proxy statement/prospectus also contains information regarding the MITT special meeting, including the items of business for that special meeting. At the CHMI special meeting, CHMI stockholders will not be voting on the proposals to be considered and voted on at the MITT special meeting.
Record Date, Voting Rights; Proxies
The CHMI Board has fixed the close of business on October 2, 2026 as the CHMI Record Date. Accordingly, only CHMI common stockholders at the close of business on the CHMI Record Date are entitled to notice of, and to vote their shares of CHMI Common Stock at, the CHMI special meeting and any adjournment or postponement thereof. The CHMI Preferred Stock is not entitled to vote at the CHMI special meeting.
As of the CHMI Record Date, there were 36,947,394 issued and outstanding shares of CHMI Common Stock. Each holder of record of CHMI Common Stock on the CHMI Record Date is entitled to one vote per share. Votes may be cast either virtually or by properly authorized proxy at the CHMI special meeting. As of the CHMI Record Date, the issued and outstanding shares of CHMI Common Stock were held by 9 registered holders and approximately 15,681 beneficial owners.
Stockholders of Record. If you are a CHMI stockholder of record as of the CHMI Record Date, you may have your shares of CHMI Common Stock voted on the matters presented at the CHMI special meeting in any of the following ways:
•By Telephone  —  You can vote by telephone by calling the toll-free number 1-800-652-VOTE (8683) in the United States, U.S. territories and Canada from any touch-tone telephone and following the instructions on the proxy card. Your vote must be received by 11:59 p.m., Eastern Time, on December 1, 2026 to be counted. If you vote by telephone, you do not need to return a proxy card by mail.
•By Internet — You can vote over the Internet before the CHMI special meeting or while the polls are open by visiting www.envisionreports.com/CHMI to complete an electronic proxy card. You will be asked to provide the control number included with your proxy materials. Your vote must be received by 11:59 p.m., Eastern Time, on December 1, 2026 to be counted. If you vote via the Internet, you do not need to return a proxy card by mail.
•By Mail — You can vote by mail by completing, signing, dating and mailing the enclosed proxy card promptly in the postage-paid envelope provided so that it is received no later than December 1, 2026.

If you vote by proxy, the individuals named on the proxy card will vote your shares of CHMI Common Stock in the manner you indicate. You may specify whether your shares of CHMI Common Stock should be voted for or against a proposal. You may also specify you would like to abstain from voting for or against a proposal. If you do not indicate on your proxy card how your votes should be cast, your shares of CHMI Common Stock will be voted “FOR” each of the CHMI Merger Proposal, the CHMI Compensation Proposal and the CHMI Adjournment Proposal.
Beneficial Owners. If your shares of CHMI Common Stock are held in “street name” by a broker, bank or other nominee, please refer to the instructions provided by your broker, bank or other nominee. Please note that if you are a holder in “street name” and wish to vote virtually at the CHMI special meeting, you must obtain a legal proxy from your broker, bank or other nominee. For more information on obtaining a legal proxy from your broker, bank or other nominee, see “The CHMI Special Meeting—Attendance at the Virtual CHMI Special Meeting” beginning on page 68.
Voting; Proxies. All shares of CHMI Common Stock that are entitled to vote and are represented at the CHMI special meeting by properly authorized proxies received before or at the CHMI special meeting and not revoked, will be voted at the CHMI special meeting in accordance with the instructions indicated on the proxies. If no instructions are given on a timely and properly executed proxy card, your shares of CHMI Common Stock will be voted:
•“FOR” the CHMI Merger Proposal;
•“FOR” the CHMI Compensation Proposal; and
•“FOR” the CHMI Adjournment Proposal.
Votes cast by proxy or virtually at the CHMI special meeting will be tabulated by the inspector of elections appointed for the CHMI special meeting. The chairman of the CHMI special meeting will determine whether or not a quorum is present.
Any proxy given by a CHMI stockholder of record pursuant to this solicitation may be revoked at any time before the vote is taken at the CHMI special meeting in any of the following ways:
•authorizing a later proxy by telephone or through the Internet prior to 11:59 p.m., Eastern Time, on December 1, 2026;
•filing with the Secretary of CHMI, before the taking of the vote at the CHMI special meeting, a written notice of revocation bearing a later date than the proxy card previously submitted;
•duly executing a later dated proxy card relating to the same shares of CHMI Common Stock and delivering it to the Secretary of CHMI before the taking of the vote at the CHMI special meeting; or
•voting electronically at the CHMI special meeting, although virtual attendance at the CHMI special meeting alone will not by itself constitute a revocation of a proxy.
Any written notice of revocation or subsequent proxy card should be sent to Cherry Hill Mortgage Investment Corporation, 4000 Route 66, Suite 310, Tinton Falls, New Jersey 07753, Attention: Secretary.
If your shares of CHMI Common Stock are held in “street name” through a broker, bank or other nominee, please refer to the instructions provided by your broker, bank or other nominee to see which of the above choices are available to you if you would like to revoke your proxy or change your vote before the vote is taken at the CHMI special meeting.
Solicitation of Proxies
CHMI engaged Georgeson as proxy solicitor to assist in the solicitation of proxies for the CHMI special meeting. CHMI estimates it will pay Georgeson a fee of approximately $55,000 plus disbursements for these services. No portion of the amount that CHMI has agreed to pay to Georgeson is contingent upon the Closing of the Company Merger. In addition to mailing proxy solicitation materials, proxies may be solicited from CHMI stockholders by the directors, officers and employees of CHMI by telephone or by any other appropriate means of communications. No additional compensation, except for reimbursement of reasonable out-of-pocket expenses, will be paid to the directors, officers and employees of CHMI in connection with such solicitation services. Any questions or requests for assistance regarding this joint proxy statement/prospectus and related proxy materials may be directed to Georgeson LLC by telephone toll-free at (877) 739-9301 or to CHMI Investor Relations by telephone at (877) 870-7005 or by email at InvestorRelations@chmireit.com.
Attendance at the Virtual CHMI Special Meeting
You will be able to virtually attend the CHMI special meeting, as well as vote and submit questions during the CHMI special meeting, by visiting www.meetnow.global/MS2Z2F5 on December 2, 2026 at 9:00 a.m., Eastern Time. If you wish to virtually attend the CHMI special meeting, you must (i) be a CHMI stockholder of record as of the CHMI Record Date, (ii) hold your shares of CHMI Common Stock beneficially in the name of a broker, bank or other nominee as of the CHMI Record Date or (iii) hold a valid proxy for the CHMI special meeting.
If you are a registered CHMI stockholder, you will need the control number included with your proxy materials. You do not need to pre-register with Computershare to attend and vote at the CHMI special meeting. We encourage you to access the meeting prior to the starting time.
If you are a “street name” CHMI stockholder (i.e., you hold your shares of CHMI Common Stock beneficially through a broker, bank or other nominee), you must register in advance of the CHMI special meeting:
•To register in advance of the CHMI special meeting, you must first request and obtain a legal proxy from your broker, bank or other nominee. We note that obtaining a legal proxy may take several days.
•After obtaining a valid legal proxy from your broker, bank or other nominee, you must then submit proof of your legal proxy reflecting the number of shares of CHMI Common Stock you held as of the CHMI Record Date, along with your name and email address, to Computershare: (i) by email to legalproxy@computershare.com; or (ii) by mail to Computershare Trust Company, N.A., Cherry Hill Mortgage Investment Corporation Legal Proxy, P.O. Box 43001, Providence, Rhode Island 02940-3001. Requests for registration must be labeled as “Legal Proxy” and received by Computershare no later than 5:00 p.m., Eastern Time, on November 27, 2026.
Even if you plan to virtually attend the CHMI special meeting, CHMI recommends that you vote by proxy in advance by phone, Internet or mail so that your vote will be counted if you decide not to, or become unable to, virtually attend the CHMI special meeting.
Quorum; Abstentions and Broker Non-Votes
The presence, virtually or by proxy, of the holders of shares of CHMI Common Stock entitled to cast a majority of all the votes entitled to be cast at the CHMI special meeting will constitute a quorum at the CHMI special meeting. Abstentions will be included in the calculation of the number of shares considered to be present at the CHMI special meeting for purposes of determining the presence of a quorum at the CHMI special meeting. If you hold your shares of CHMI Common Stock in “street name” through a broker, bank or other nominee, your shares will not be counted as present for purposes of the determining the existence of a quorum at the CHMI special meeting unless you provide your broker, bank or other nominee with voting instructions for at least one of the proposals being considered and voted on at the CHMI special meeting. As of the close of business on October 2, 2026, the CHMI Record Date, there were 36,947,394 shares of CHMI Common Stock issued and outstanding and entitled to vote at the CHMI special meeting.
Assuming a quorum is present at the CHMI special meeting, approval of the CHMI Merger Proposal requires the affirmative vote of the holders of at least a majority of the outstanding shares of CHMI Common Stock entitled to vote at the CHMI special meeting. The approval of the CHMI Merger Proposal is a condition to the completion of the Mergers under the Merger Agreement. If CHMI stockholders do not approve the CHMI Merger Proposal, the Mergers will not occur.
Assuming a quorum is present at the CHMI special meeting, approval of the CHMI Compensation Proposal requires the affirmative vote of a majority of the votes cast on such proposal at the CHMI special meeting. The vote on the CHMI Compensation Proposal is separate and apart from the votes to approve the other proposals being presented at the CHMI special meeting and is not a condition to the completion of the Mergers under the Merger Agreement.
Assuming a quorum is present at the CHMI special meeting, approval of the CHMI Adjournment Proposal requires the affirmative vote of a majority of the votes cast on such proposal at the CHMI special meeting. The vote on the CHMI Adjournment Proposal is separate and apart from the votes to approve the other proposals being presented at the CHMI special meeting and is not a condition to the completion of the Mergers under the Merger Agreement.
Brokers, banks and other nominees that hold their customers’ shares in street name may not vote their customers’ shares on “non-routine” matters without instructions from their customers. Because each of the proposals to be voted upon at the CHMI special meeting is considered “non-routine,” such organizations do not have discretion to vote on any of the proposals, and CHMI does not expect there to be any broker non-votes at the CHMI special meeting. As a result, if you are a “street name” CHMI stockholder and you do not provide your broker, bank or other nominee with instructions regarding how to vote your shares of CHMI Common Stock, your shares of CHMI Common Stock will not be considered present at the CHMI special meeting and will not be voted on any of the proposals.
If you are a “street name” CHMI stockholder and you do not instruct your broker, bank or other nominee on how to vote your shares:
•your broker, bank or other nominee may not vote your shares on the CHMI Merger Proposal and your failure to instruct your broker, bank or other nominee on how to vote your shares will have the same effect as a vote “AGAINST” the CHMI Merger Proposal;
•your broker, bank or other nominee may not vote your shares on the CHMI Compensation Proposal and your failure to instruct your broker, bank or other nominee on how to vote your shares will have no effect on the vote for the CHMI Compensation Proposal (assuming a quorum is present); and
•your broker, bank or other nominee may not vote your shares on the CHMI Adjournment Proposal and your failure to instruct your broker, bank or other nominee on how to vote your shares will have no effect on the vote for the CHMI Adjournment Proposal (assuming a quorum is present).
Required Vote
Assuming a quorum is present at the CHMI special meeting, approval of the CHMI Merger Proposal requires the affirmative vote of the holders of at least a majority of the outstanding shares of CHMI Common Stock entitled to vote at the CHMI special meeting.
Assuming a quorum is present at the CHMI special meeting, approval of each of the CHMI Compensation Proposal and the CHMI Adjournment Proposal requires the affirmative vote of a majority of the votes cast on such proposal at the CHMI special meeting.
Regardless of the number of shares of CHMI Common Stock you own, your vote is important. Please complete, sign, date and promptly return the enclosed proxy card today or authorize a proxy to vote your shares by phone or Internet. If you hold shares of CHMI Common Stock in “street name” through a broker, bank or other nominee, please provide your broker, bank or other nominee with instructions regarding how to vote your shares of CHMI Common Stock at the CHMI special meeting so that your shares of CHMI Common Stock will be considered present at the CHMI special meeting and will be voted on the proposals.
Assistance

If you need assistance voting or in completing your proxy card or have questions regarding the CHMI special meeting, please contact Georgeson, CHMI’s proxy solicitor for the CHMI special meeting:
Georgeson LLC
51 West 52nd Street, 6th Floor
New York, New York 10019
Stockholders, Banks and Brokers
Call Toll-Free: (877) 739-9301
Email: cherryhill@georgeson.com

PROPOSALS SUBMITTED TO THE CHMI STOCKHOLDERS
Proposal 1: CHMI Merger Proposal
Overview
CHMI common stockholders are being asked to approve the Merger Agreement and the Company Merger. For a summary and detailed information regarding this proposal, see the information about the Mergers, including the Company Merger, and the Merger Agreement throughout this joint proxy statement/prospectus, including the information set forth in sections entitled “The Mergers” beginning on page 74 and “The Merger Agreement” beginning on page 127. A copy of the Merger Agreement is attached as Annex A to this joint proxy statement/prospectus.
Under the MGCL and pursuant to the Merger Agreement, approval of the CHMI Merger Proposal is a condition to the consummation of the Mergers. If the CHMI Merger Proposal is not approved, the Mergers will not be completed.
Vote Required
Assuming a quorum is present at the CHMI special meeting, approval of the CHMI Merger Proposal requires the affirmative vote of the holders of at least a majority of the outstanding shares of CHMI Common Stock entitled to vote at the CHMI special meeting. The approval of the CHMI Merger Proposal is a condition to the completion of the Mergers under the Merger Agreement. If CHMI stockholders do not approve the CHMI Merger Proposal, the Mergers will not occur. Abstentions from voting, the failure to give voting instructions to your broker, bank or other nominee (if you hold your shares of CHMI Common Stock in “street name”) or any other failure to vote will each have the same effect as a vote “AGAINST” the CHMI Merger Proposal.
Recommendation of the CHMI Board
The CHMI Board unanimously recommends that CHMI common stockholders vote “FOR” the CHMI Merger Proposal.
Proposal 2: CHMI Compensation Proposal
Overview
Under Section 14A of the Exchange Act, which was enacted as part of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, CHMI is required to provide its stockholders the opportunity to vote to approve, on a non-binding, advisory basis, certain compensation that may be paid or become payable to CHMI’s named executive officers in connection with the completion of the Mergers as discussed in the section entitled “The Mergers—Interests of CHMI’s Directors and Executive Officers in the Mergers,” beginning on page 115, including the table entitled “Golden Parachute Compensation” and accompanying footnotes. Accordingly, CHMI stockholders are being provided with the opportunity to cast an advisory vote on such payments.
As an advisory vote, this proposal is not binding upon CHMI or the CHMI Board, and approval of this proposal is not a condition to completion of the Mergers, including the Company Merger. Because the executive compensation to be paid in connection with the Mergers is based on the terms of the Merger Agreement as well as the contractual arrangements with certain of CHMI’s named executive officers, such compensation will be payable in accordance with the terms and conditions applicable to such compensation, regardless of the outcome of this advisory vote, if the CHMI Merger Proposal is approved by the CHMI common stockholders and the Mergers are completed. However, CHMI seeks your support and believes that your support is appropriate because CHMI has a comprehensive executive compensation program designed to link the compensation of its executives with CHMI’s performance and the interests of CHMI’s stockholders. Accordingly, holders of shares of CHMI Common Stock are being asked to vote on the following resolution:
“RESOLVED, that the stockholders of Cherry Hill Mortgage Investment Corporation approve, on an advisory, non-binding basis, the compensation that may be paid or become payable to the named executive officers of Cherry Hill

Mortgage Investment Corporation that is based on or otherwise relates to the Mergers, as disclosed pursuant to Item 402(t) of Regulation S-K under the heading “The Mergers — Interests of CHMI’s Directors and Executive Officers in the Mergers,” beginning on page 115 of the joint proxy statement/prospectus (which disclosure includes the “Golden Parachute Compensation” table required pursuant to Item 402(t) of Regulation S-K).”
CHMI stockholder approval of the CHMI Compensation Proposal is not a condition to consummation of the Mergers.
Vote Required
Assuming a quorum is present at the CHMI special meeting, approval of the CHMI Compensation Proposal requires the affirmative vote of a majority of the votes cast on such proposal at the CHMI special meeting. The vote on the CHMI Compensation Proposal is separate and apart from the votes to approve the other proposals being presented at the CHMI special meeting and is not a condition to the completion of the Mergers under the Merger Agreement. For purposes of the CHMI Compensation Proposal, assuming a quorum is present, abstentions from voting, the failure to give voting instructions to your broker, bank or other nominee (if you hold your shares of CHMI Common Stock in “street name”) or any other failure to vote will have no effect on the outcome of the CHMI Compensation Proposal.
Recommendation of the CHMI Board
The CHMI Board unanimously recommends that CHMI common stockholders vote “FOR” the CHMI Compensation Proposal.
Proposal 3: CHMI Adjournment Proposal
Overview
CHMI common stockholders are being asked to approve a proposal that will give CHMI the authority to adjourn the CHMI special meeting to another place, time or date, if necessary or appropriate, for the purpose of soliciting additional proxies if there are insufficient shares of CHMI Common Stock represented (either virtually or by proxy) and voting to approve the CHMI Merger Proposal.
If, at the CHMI special meeting, the number of shares of CHMI Common Stock present or represented by proxy and voting for the approval of the CHMI Merger Proposal is insufficient to approve such proposal, CHMI intends to move to adjourn the CHMI special meeting to another place, date or time in order to enable the CHMI Board to solicit additional proxies for approval of the CHMI Merger Proposal. CHMI does not intend to call a vote on the CHMI Adjournment Proposal if the CHMI Merger Proposal is considered and approved at the CHMI special meeting. If the CHMI special meeting is adjourned for the purpose of soliciting additional proxies, CHMI common stockholders who have already submitted their proxies will be able to revoke them at any time prior to their exercise.
Vote Required
Assuming a quorum is present at the CHMI special meeting, approval of the CHMI Adjournment Proposal requires the affirmative vote of a majority of the votes cast on such proposal at the CHMI special meeting. The vote on the CHMI Adjournment Proposal is separate and apart from the votes to approve the other proposals being presented at the CHMI special meeting and is not a condition to the completion of the Mergers under the Merger Agreement. For purposes of the CHMI Adjournment Proposal, assuming a quorum is present, abstentions from voting, the failure to give voting instructions to your broker, bank or other nominee (if you hold your shares of CHMI Common Stock in “street name”) or any other failure to vote will have no effect on the outcome of the CHMI Adjournment Proposal.
Recommendation of the CHMI Board
The CHMI Board unanimously recommends that CHMI common stockholders vote “FOR” the CHMI Adjournment Proposal.
Other Business

No business may be brought before the CHMI special meeting except as set forth in the Notice of Special Meeting for CHMI.

THE MERGERS
The following is a summary of the material terms of the Mergers. This summary does not purport to be complete and may not contain all of the information about the Mergers or the Merger Agreement that is important to you. The summary of the material terms of the Mergers below and elsewhere in this joint proxy statement/prospectus is qualified in its entirety by reference to the Merger Agreement, a copy of which is attached to this joint proxy statement/prospectus as Annex A, and is incorporated by reference into this joint proxy statement/prospectus. You are urged to read this joint proxy statement/prospectus, including the Merger Agreement, carefully and in its entirety for a more complete understanding of the Mergers.
General
The MITT Board has determined that the Merger Agreement and the Transactions, including the Company Merger and the MITT Common Stock Issuance are advisable, fair to and in the best interests of MITT, and the MITT Board has unanimously approved the Merger Agreement and the Transactions, including the Company Merger and the MITT Common Stock Issuance, and directed that the MITT Common Stock Issuance be submitted for consideration at the MITT special meeting, and resolved, subject to the terms and conditions of the Merger Agreement, to recommend that MITT’s stockholders approve the MITT Common Stock Issuance. Subject to the terms and conditions of the Merger Agreement, including the approval of the holders of CHMI Common Stock of the CHMI Merger Proposal, CHOP will merge with and into CHMI, with CHMI continuing as the surviving entity of the Partnership Merger, immediately after which CHMI will merge with and into Merger Sub, with Merger Sub continuing as the surviving entity of the Company Merger. CHMI stockholders will receive the Merger Consideration described below under “The Merger Agreement—Consideration for the Mergers” beginning on page 128.
Background of the Mergers
The following chronology summarizes the key meetings and events that led to the signing of the Merger Agreement. This chronology does not purport to summarize every such meeting or event, or every conversation among the CHMI Board, the MITT Board, members of CHMI’s management, members of MITT’s management, representatives of CHMI or MITT or other parties.
The MITT Board and management team regularly review and evaluate MITT’s performance, future growth prospects and overall strategic direction and consider ways to strengthen the business and enhance the long-term value of MITT to its stockholders. In recent years, these reviews have included, among other things, a range of capital raising alternatives, including equity offerings, potential business combinations and the potential benefits and risks of those transactions.
The CHMI Board regularly evaluates CHMI’s strategic direction and ongoing business plans and reviews possible ways of increasing long-term stockholder value. In the course of these reviews, the CHMI Board considers various investments, diversification into new assets, purchases and sales of assets, potential strategic business combinations, pursuing growth strategies as an independent company and other transactions with third parties, with the goal of furthering CHMI’s strategic objectives and enhancing value for CHMI stockholders.
On various occasions in the past, CHMI has received overtures from, and/or engaged in discussions with, various third parties related to a possible strategic transaction involving CHMI. As the CHMI Board evaluated these potential strategic transactions, it considered and discussed various factors, including, but not limited to, the trading price of CHMI Common Stock relative to CHMI’s book value per share of CHMI Common Stock, CHMI’s ability to raise capital through the sale of its equity or debt securities, the competitive landscape for residential mortgage REITs and for acquisitions of MSRs from third parties, CHMI’s underlying business performance and CHMI’s ability to pay cash dividends on CHMI Common Stock at then-existing levels. None of these discussions regarding potential strategic transactions with third parties resulted in CHMI entering into a definitive agreement with respect to, or otherwise consummating, a strategic transaction.
On April 22, 2024, CHMI announced that the CHMI Board had formed a special committee to explore potential strategic alternatives available to CHMI, which included potential business combination transactions with third parties, including MITT. Following the special committee’s evaluation process, on July 8, 2024, the CHMI Board, acting on the recommendation of the special committee of the CHMI Board, determined (which was subsequently announced by CHMI on July 9, 2024) that it was advisable and in the best interests of CHMI and its stockholders to internalize management of CHMI, terminate the management agreement between CHMI and Cherry Hill Mortgage Management, LLC, CHMI’s then-external manager, and take all steps necessary to begin operating CHMI as a fully integrated, internally managed mortgage REIT. Thereafter, CHMI successfully completed the internalization and formally terminated its external management agreement with Cherry Hill Mortgage Management, LLC effective as of November 14, 2024.
Prior to and after CHMI’s internalization as of November 14, 2024, CHMI management and the CHMI Board maintained relationships with, and engaged in discussions from time to time with, certain financial advisors, including BTIG, to observe trends and changes in the market and supplement CHMI’s understanding of the strategic alternatives that might be available to CHMI in the market generally. At various times in the second, third and fourth quarters of 2025, representatives of BTIG discussed with members of CHMI management potential strategic alternatives available to CHMI, including potentially changing CHMI’s investment strategy from being a residential mortgage REIT with a focus on investing in servicing-related assets and Agency RMBS to becoming a digital asset company with a focus on investing in cryptocurrencies and other digital assets.
During the period from August 2025 through September 2025, BTIG and CHMI management engaged in preliminary discussions with three digital asset companies. One party was a privately-held company operating a digital asset management and lending business, which we refer to as “Party A,” and conversations with the other two digital asset companies did not progress beyond early stage introductory discussions.
On September 11, 2025, the CHMI Board held a meeting at which representatives of BTIG were present. Representatives of BTIG provided the CHMI Board with an overview of trends and opportunities in the digital asset space and potential alternatives that CHMI could explore to transition to a digital asset strategy. After such discussion, the CHMI Board indicated it was willing to consider potential digital asset strategies and instructed CHMI management to explore such strategies.
On September 25, 2025, CHMI and BTIG executed a customary financial advisor non-disclosure agreement in order for CHMI to share confidential information with BTIG to facilitate CHMI exploring digital asset strategies.
On October 14, 2025, Jay Lown, President and Chief Executive Officer of CHMI, together with representatives of BTIG, had a conference call with a representative of Party A in which the participants discussed Party A’s platform and the potential for a strategic business combination between Party A and CHMI.
On October 24, 2025, Mr. Lown and other members of the CHMI management team participated in a conference call with a representative of Party A.
On October 30, 2025, CHMI and Party A executed a confidentiality agreement to facilitate the exchange of confidential information in connection with the parties’ exploration of a potential strategic business combination. The confidentiality agreement contained customary provisions, including a standstill provision that, among other things, for a period of 12 months after the date of the confidentiality agreement, prohibits Party A from making or otherwise participating in any public proposal to acquire CHMI or any capital stock or material assets of CHMI without the prior written consent of the CHMI Board, but permits Party A to make a nonpublic proposal for a strategic transaction at any time. The standstill provisions of the confidentiality agreement fall away and no longer apply in the event CHMI executes a definitive agreement (such as the Merger Agreement) with respect to a potential strategic transaction.
During the period from October 2025 through December 2025, CHMI management and representatives of Party A engaged in multiple due diligence discussions regarding their respective businesses, including CHMI management’s due diligence of Party A’s business, its client base, its client pipeline and its anticipated capital raising.

On December 4, 2025, Thomas J. Durkin, President and Chief Executive Officer of MITT and a member of the MITT Board, following a November 3, 2025, MITT Board meeting that discussed outreach to Mr. Lown, had a telephonic conversation with Mr. Lown, in which Mr. Durkin informed Mr. Lown that MITT was interested in exploring a potential strategic transaction with CHMI. Mr. Durkin did not propose any terms for such a transaction other than to indicate that a transaction could involve a combination of MITT stock and cash payable to CHMI stockholders.
On December 9, 2025, Party A submitted a non-binding letter of intent, which we refer to as the “Initial Party A LOI,” to CHMI setting forth Party A’s proposed terms for a potential strategic business combination with CHMI. The Initial Party A LOI proposed a stock-for-stock reverse merger transaction in which Party A would merge with and into a subsidiary of CHMI and become a wholly owned subsidiary of CHMI and CHMI would remain a public company and issue shares of CHMI Common Stock to the stockholders of Party A as consideration for such merger. Following such merger, the combined company would “de-REIT” and reorient its business strategy to focus on digital asset management and originating loans secured by digital assets. The Initial Party A LOI proposed an aggregate valuation of Party A of $200 million to $225 million and valued CHMI at $113 million to $126 million in the aggregate, or $3.02 to $3.35 per share of CHMI Common Stock, based on a 0.90x to 1.00x multiple of CHMI’s fully diluted book value per share. Under the proposed terms of the Initial Party A LOI, after the merger, Party A stockholders would own between 61% and 67% of the combined company and existing CHMI stockholders would own between 33% and 39%, in each case excluding any additional capital raises. No consideration would be paid to CHMI stockholders in the proposed transaction. The Initial Party A LOI also contemplated that Party A would contribute between $100 million and $200 million of equity capital from its existing investors, stockholders and clients to anchor a post-closing capital raise, and that the combined company would pursue a concurrent private investment in public equity (“PIPE”) capital raise of $300 million to $400 million to fund continued growth of the combined company after consummation of the proposed transaction. The Initial Party A LOI also contemplated a nine-member post-closing board of CHMI, with three directors designated by CHMI and six directors designated by Party A. The draft of the Initial Party A LOI also reflected a binding exclusivity provision in favor of Party A. In the Initial Party A LOI, Party A indicated it was interested in a reverse merger to allow the post-closing combined company to access public markets using CHMI’s Form S-3 eligibility.
On December 11, 2025, the CHMI Board held a meeting at which representatives of BTIG were present. Representatives of BTIG provided the CHMI Board with an overview of a potential strategic transaction with Party A. After discussion and deliberation, the CHMI Board instructed CHMI management to continue to explore a potential strategic transaction with Party A without granting exclusivity or executing the Initial Party A LOI. CHMI management and representatives of BTIG then discussed with the CHMI Board the inbound expression of interest from MITT to explore a potential strategic transaction and the likelihood that MITT would be interested in actually pursuing such a transaction. After discussion and deliberation, the CHMI Board determined that it would not explore a potential strategic transaction with MITT at that time.
On December 12, 2025, and December 17, 2025, Mr. Durkin contacted Mr. Lown to express MITT’s continued interest in a potential strategic transaction.
On December 15, 2025, the MITT Board held a meeting during which the December 4, 2025 discussions between Mr. Durkin and M. Lown were discussed with the MITT Board.
On December 16, 2025, the CHMI Board approved the engagement of BTIG as CHMI’s financial advisor in connection with CHMI’s exploration of potential strategic transactions.
On December 18, 2025, Mr. Lown notified Mr. Durkin by email that the CHMI Board was not interested in exploring a potential strategic transaction with MITT at that time.
On December 20, 2025, Mr. Durkin communicated to Mr. Lown that MITT would remain interested in discussing a potential strategic transaction if the CHMI Board were to be open to such a discussion at a later time.
On December 23, 2025, BTIG and CHMI executed an engagement letter pursuant to which BTIG would serve as CHMI’s financial advisor in connection with CHMI’s exploration of potential strategic transactions.

In December 2025 and January 2026, Party A and CHMI management continued to engage in due diligence of their respective businesses, which was facilitated by BTIG. In the course of such due diligence review and the evaluation of a possible transaction, digital asset markets experienced a downturn in the first quarter of 2026, which negatively impacted digital asset valuations. During that time, Party A, which was in the process of raising capital for its business, experienced difficulty in finding additional funding at values that Party A’s management determined to be attractive. In light of these developments, BTIG and CHMI management began to prepare a revised valuation of Party A, which reflected a significant reduction from Party A’s valuation proposed by Party A in the Initial Party A LOI.
On February 13, 2026, the MITT Board held a meeting at which representatives of MITT management were present. Representatives of MITT’s management discussed with the MITT Board Mr. Durkin’s communication with Mr. Lown and discussed generally the strategic rationale for a transaction with CHMI. MITT management also discussed acquiring shares of CHMI Common Stock, which purchases were authorized by the MITT Board.
Between March 9, 2026 and April 13, 2026, AG MIT purchased 734,800 shares of CHMI Common Stock at a weighted average purchase price of $2.64 through open-market purchases.
On March 12, 2026, the CHMI Board held a meeting at which representatives of BTIG were present. Representatives of BTIG provided an overview of a potential strategic transaction with Party A, including the diligence completed to date and BTIG’s and CHMI management’s analysis and view that, based on developments in the digital assets market, the valuation of Party A should be reduced by approximately half (i.e., $100 million to $125 million in the aggregate) in any strategic combination with Party A. After discussion and deliberation, the CHMI Board authorized and instructed CHMI management and BTIG to propose the revised valuation terms to Party A. The CHMI Board also instructed CHMI management to work with CHMI’s outside counsel, Mayer Brown LLP, which we refer to as “Mayer Brown,” to prepare a markup of the Initial Party A LOI to be shared with Party A at the appropriate time.
On March 16, 2026, the MITT Board held a meeting at which representatives of MITT management were present. MITT management updated the MITT Board on AG MIT’s purchase of shares of CHMI Common Stock.
In March 2026 and April 2026, BTIG and CHMI management continued to conduct due diligence on Party A and assess the viability of a potential strategic transaction.
Also, in March 2026 and April 2026, representatives on behalf of two parties, which we refer to as “Party B” and “Party C,” respectively, separately contacted members of CHMI management to indicate they were interested in exploring a potential strategic transaction with CHMI. Neither Party B nor Party C proposed any terms for such a transaction.
Also, in April 2026, CHMI management and Mayer Brown prepared a markup of the Initial Party A LOI, which we refer to as the “Revised Party A LOI,” reflecting CHMI’s proposed revisions, including changes to the proposed valuation and changing the number of board members for the post-closing CHMI board to six, with three directors being designated by CHMI and three directors being designated by Party A.
On April 17, 2026, the CHMI Board held a meeting at which representatives of Mayer Brown were present. At the meeting, the CHMI Board and CHMI management discussed the valuation of Party A in connection with CHMI management’s due diligence review of a potential strategic transaction with Party A and discussed engaging in a market check as part of CHMI’s exploration of strategic transactions, in light of the uncertainty of whether a potential strategic transaction with Party A would be actionable.
On April 21, 2026, the CHMI Board held a meeting at which representatives of BTIG and Mayer Brown were present. Representatives of BTIG discussed with the CHMI Board a possible market check process to determine whether there were other potential strategic transactions available to CHMI and, if the CHMI Board determined to pursue such a process, the proposed strategy for outreach to potential bidders. Representatives of BTIG also reviewed CHMI’s proposed revisions to the terms of the Initial Party A LOI, as reflected in the Revised Party A LOI. After discussion and deliberation, the CHMI Board determined to initiate a market check process and pursue a potential transaction with Party A in parallel and instructed BTIG to propose five to seven companies for targeted market check outreach, subject to the approval of the CHMI Board.
On April 24, 2026, BTIG provided the CHMI Board with a list of seven proposed parties for the targeted market check, which did not initially include MITT or Party B but included Party C.
On April 27, 2026, the CHMI Board approved the list of potential bidders proposed by BTIG and instructed BTIG to commence outreach to such parties. The CHMI Board also instructed BTIG to deliver the Revised Party A LOI to Party A.
Also on April 27, 2026, the MITT Board held a meeting at which representatives of MITT management were present. During the meeting, representatives of MITT management indicated that they had not had any further communication from CHMI but continued to believe there was a strategic rationale for pursuing a potential transaction with CHMI.
On April 30, 2026, BTIG, at the CHMI Board’s direction, initiated the market check process. On April 30, 2026, BTIG contacted all seven parties identified in its April 24, 2026 list, six of which indicated a willingness to participate in the process.
On May 1, 2026, BTIG, on behalf of CHMI, delivered the Revised Party A LOI to Party A.
On May 6, 2026, Piper Sandler, financial advisor to MITT, contacted BTIG at MITT’s direction to indicate that MITT was interested in exploring a potential strategic transaction with CHMI. Later that month, Party B similarly independently contacted members of CHMI management to indicate the same. At the CHMI Board’s direction, BTIG added them to the process. A total of eight parties, including MITT, Party B and Party C, participated in the process (the remaining participants other than MITT, Party B and Party C, we refer to as “Party D”, “Party E”, “Party F”, “Party G” and “Party H”, respectively). All such parties executed a confidentiality agreement with CHMI, each of which was substantively and substantially similar to the confidentiality agreement signed by Party A and contained customary provisions, including a standstill provision that, among other things, for a period of eighteen months after the date of the confidentiality agreement, prohibits such party from making or otherwise participating in any public proposal to acquire CHMI or any capital stock or material assets of CHMI without the prior written consent of the CHMI Board, but permits such party to make a nonpublic proposal for a strategic transaction at any time. The standstill provisions of each confidentiality agreement fall away and no longer apply in the event CHMI executes a definitive agreement (such as the Merger Agreement) with respect to a potential strategic transaction. BTIG indicated to all participants (other than Party B, which was added to the process on May 28, 2026) that they would need to submit their preliminary proposals for a strategic transaction by May 28, 2026.
Beginning on May 8, 2026, BTIG, on behalf of CHMI, provided each of MITT and Parties C through H access to limited due diligence materials regarding CHMI and its businesses via an online virtual data room. Party B was provided such access on May 28, 2026.
Between May 8, 2026 and May 28, 2026, each of Party E, Party F and Party G notified BTIG that it was no longer interested in participating in the process.
On May 27, 2026, the MITT Board held a meeting at which the status of the potential strategic transaction with CHMI was discussed. MITT management noted that MITT had acquired approximately 2% of the outstanding CHMI Common Stock.
Between May 27, 2026 and June 1, 2026, BTIG, on behalf of CHMI, received preliminary proposals from each of MITT and Party B, Party C, Party D and Party H. In its proposal, Party B proposed an all-cash acquisition of CHMI at an aggregate price of approximately $133 million, or approximately $3.52 per share of CHMI Common Stock, with its proposal being contingent on, among other requirements, CHMI liquidating its RMBS portfolio prior to closing and prohibiting the payment of dividends after the execution of definitive transaction documents. MITT proposed a merger at an aggregate value of approximately $126 million, or approximately $3.35 per share of CHMI Common Stock, with consideration consisting of approximately 72% MITT Common Stock and 28% cash, with the stock consideration to be based on a fixed exchange ratio and the approximately $35 million cash component being funded by a contribution of $15 million from MITT and $20 million from MITT Manager. MITT’s proposal also contemplated one CHMI Board designee being appointed to the post-closing MITT Board. MITT’s proposal indicated that the approval of the holders of MITT Common Stock would be required for its proposed transaction. Party C proposed a strategic transaction with an aggregate value of approximately $103 million to $119 million, or approximately $2.75 to $3.15 per share of CHMI Common Stock. Party C’s proposal contemplated the contribution of senior housing assets by Party C and its affiliates to CHOP in exchange for newly issued operating partnership units of CHOP, with CHMI transitioning from a residential mortgage REIT to a senior housing REIT externally managed by Party C, no consideration paid to CHMI stockholders and CHMI retaining two seats on a nine-member board of the post-closing senior housing REIT. Party D proposed a transaction in the form of an asset sale by CHMI followed by a full liquidation of CHMI at an aggregate value of approximately $115 million, or approximately $3.05 per share of CHMI Common Stock, consisting of approximately 83% of Party D common stock (based on a floating exchange ratio) and 17% cash consideration. Party H proposed a 100% stock merger at an aggregate value of approximately $104 million, or approximately $2.76 per share of CHMI Common Stock, based on a floating exchange ratio, and its proposal did not contemplate any CHMI Board representation on the post-closing board.
On May 29, 2026, BTIG electronically provided Party C with a list of questions to clarify certain financial and structural terms of its proposal.
On June 1, 2026, Party A delivered to BTIG, on behalf of CHMI, a markup of the Revised Party A LOI, which we refer to as the “Final Party A LOI.” The Final Party A LOI contemplated a stock-for-stock reverse merger at an implied aggregate CHMI equity value of approximately $109 million to $121 million, or approximately $2.88 to $3.20 per share of CHMI Common Stock, and accepted the revised valuation of Party A of $100 million to $125 million proposed in the Revised Party A LOI. The proposal in the Final Party A LOI also contemplated a capital raise of $50 million to $100 million from certain of Party A’s affiliates concurrent with a PIPE capital raise of $300 million to $400 million and a six-member post-closing board with three CHMI designated directors and three Party A designated directors.
Between June 1, 2026 and June 2, 2026, BTIG engaged in discussions with MITT, Party B, Party D and Party H and certain of their respective advisors to clarify certain financial and structural terms of their proposals.
On June 2, 2026, representatives of BTIG and representatives of Party A had a discussion in which they discussed Party A’s continued evaluation of the availability of and likelihood of securing indications of interest from third parties regarding the PIPE financing contemplated by the Final Party A LOI.
On June 2, 2026, the CHMI Board held a meeting at which representatives of BTIG and representatives of Mayer Brown were present. Representatives of BTIG updated the CHMI Board on the market check process, including that Party E, Party F and Party G had declined to submit a preliminary proposal. Representatives of BTIG also updated the CHMI Board on the status of discussions with Party A, reviewed the terms of the Final Party A LOI and the effect of current digital asset market conditions on Party A’s capital-raising efforts. Representatives of BTIG then provided an overview of the proposals received from each of MITT and Party B, Party C, Party D and Party H. After discussion and deliberation, the CHMI Board decided not to pursue the proposals submitted by Party C and Party H and instructed BTIG to engage in continued discussions with MITT and Party A, Party B and Party D to clarify certain terms proposed by each of them.
On June 4, 2026, Party C electronically provided previously requested information to BTIG to clarify the terms of its proposal as well as supplemental detail on its historical track record.
On June 7, 2026, the CHMI Board held a meeting at which representatives of BTIG and representatives of Mayer Brown were present. Representatives of BTIG updated the CHMI Board on their discussions with MITT, Party A, Party B and Party D, as well as an overview of the new information provided by Party C with respect to its proposal, and their responses to the clarification questions BTIG had asked of them. After discussion and deliberation and consideration of the relative merits of each of the proposals, the CHMI Board determined to continue to engage and explore a potential transaction with each of MITT, Party A, Party B and Party D.
On June 8, 2026, BTIG, at the direction of the CHMI Board, notified each of MITT, Party A, Party B and Party D that they had progressed to the next round of the process and requested that they provide their updated proposals by no later than July 8, 2026 and that such updated proposals should include a markup of a merger agreement to be provided by Mayer Brown.
Between June 8, 2026 and July 8, 2026, MITT, Party B and Party D conducted additional diligence regarding CHMI and its business, including through access to CHMI management, the online virtual data room and CHMI’s advisors. During this period, CHMI management and BTIG responded to diligence requests and participated in diligence discussions regarding, among other matters, legal matters, tax matters, accounting matters, regulatory matters, CHMI’s financial model and portfolio marks, servicing income and general business matters. In parallel, during such period, Party A continued to evaluate its ability to obtain indications of interest from third parties regarding the PIPE financing contemplated by the Final Party A LOI, and representatives of BTIG engaged in discussions with representatives of Party A regarding the same.
On June 11, 2026, the CHMI Board held a meeting. At the meeting, CHMI management discussed with the CHMI Board the proposed financial projections of CHMI for the years ending December 31, 2026, 2027, 2028 and 2029, with the projections for the year ending December 31, 2026 reflecting CHMI’s historical results through the end of the first quarter of fiscal 2026, which we refer to as the “Initial CHMI Projections,” which projections are described in more detail under “—Certain CHMI Unaudited Prospective Financial Information” beginning on page 111 and would be provided to BTIG for use in its financial analyses and fairness opinion and disclosure to bidders in connection with their evaluation of a potential strategic transaction with CHMI. The CHMI Board reviewed and asked questions regarding the Initial CHMI Projections.
On June 16, 2026, following review and consideration, the CHMI Board approved the Initial CHMI Projections and authorized (i) CHMI management to provide the Initial CHMI Projections to BTIG, (ii) BTIG to use the Initial CHMI Projections in connection with BTIG’s financial analysis relating to the rendering of their fairness opinion to the CHMI Board and (iii) BTIG to provide the Initial CHMI Projections to the bidders in connection with their evaluation of a potential strategic transaction with CHMI. Later that day, BTIG, on behalf of CHMI, delivered the Initial CHMI Projections to MITT, Party A, Party B and Party D.
Also on June 16, 2026, the MITT Board held a meeting at which representatives of MITT’s management and Piper Sandler were present. Representatives of MITT management and Piper Sandler provided an update on MITT’s review of the potential transaction with CHMI.
On June 19, 2026, June 22, 2026 and July 1, 2026, CHMI management provided management presentations to, and engaged in due diligence question-and-answer sessions with, representatives of Party B.
On June 25, 2026, BTIG, on behalf of CHMI, made CHMI’s proposed draft of the merger agreement available to MITT, Party B and Party D through the online virtual data room. The draft merger agreement was available in a form to be used for a stock-for-stock transaction and a form to be used for an all cash transaction. Other than differences to account for the two different transaction structures, the terms of the forms were the same in all substantive respects. Also on June 25, 2026, BTIG made the second round process letter available to MITT and Party A, Party B and Party D, which specified a deadline for final proposal submissions of July 8, 2026. Party A was not provided a draft of the merger agreement because the proposed transaction between Party A and CHMI contemplated a reverse merger of Party A with and into CHMI, with CHMI surviving. As a result, Mayer Brown would be required to draft a third form of merger agreement for use solely by Party A. Due to concerns over Party A’s valuation resulting from the downturn in the digital asset market, the CHMI Board instructed CHMI management to continue negotiating the terms of a transaction with Party A, including Party A’s valuation, and to instruct Mayer Brown to prepare a draft merger agreement between Party A and CHMI if a transaction with Party A became actionable.
On June 30, 2026, the MITT Board held a meeting at which representatives of MITT’s management and Piper Sandler were present. Representatives of MITT management and Piper Sandler provided an update on MITT’s review of the potential transaction with CHMI, including MITT’s review of the draft merger agreement that was provided by CHMI. At the meeting, representatives of MITT’s management presented to the MITT Board potential changes the MITT Manager was requesting be made to its incentive fee structure under the MITT Management Agreement in exchange for the MITT Manager funding a portion of the cash consideration payable in the proposed transaction. Following this presentation, MITT’s independent directors met with a representative of Fried, Frank, Harris, Shriver & Jacobson LLP, which we refer to as “Fried Frank”, counsel to MITT’s independent directors. The representative of Fried Frank discussed with the independent directors their fiduciary duties relating to their consideration of a potential change to the MITT Manager’s incentive fee structure.
On July 1, 2026 and July 2, 2026, CHMI management provided management presentations to, and engaged in due diligence question-and-answer sessions with, representatives of MITT.
On July 6, 2026, the MITT Board held a meeting at which representatives of MITT’s management, Piper Sandler and Fried Frank were present. Representatives of MITT management and Piper Sandler provided an update on MITT’s review of the potential transaction with CHMI and certain financial considerations relating to the proposed transaction. Representatives of MITT’s management and Fried Frank discussed with the MITT Board the proposed changes to the MITT Manager’s incentive fee structure under the MITT Management Agreement in exchange for the MITT Manager funding a portion of the cash consideration, including how the incentive fee structure, as proposed to be changed, compared to incentive fee terms at peer externally managed REITs. Following discussion, the MITT Board authorized MITT’s representatives to submit an updated proposal to CHMI, which proposal was sent to BTIG, on CHMI’s behalf, on July 8, 2026.
On July 8, 2026, BTIG, on behalf of CHMI, received updated proposals from each of MITT, Party B and Party D. MITT’s updated proposal contemplated a merger in which holders of CHMI Common Stock would receive 0.307 shares of MITT Common Stock per share pursuant to a fixed exchange ratio (assuming a 1.10x multiple on CHMI adjusted book value, as calculated by MITT) plus $35.0 million of aggregate cash consideration, consisting of approximately $15.0 million from MITT and approximately $20.0 million from MITT Manager, or approximately $0.93 per share in cash, implying an aggregate transaction value of approximately $125.6 million, or approximately $3.31 per share of CHMI Common Stock. MITT’s proposal contemplated that holders of CHMI Common Stock would own approximately 26% of MITT following closing and one independent member of the CHMI Board would be added to the MITT Board at closing. MITT’s proposal also included a markup of the draft merger agreement. Party B’s updated proposal contemplated an all-cash merger at $2.89 per share of CHMI Common Stock, implying an aggregate transaction value of approximately $109.7 million and reflecting Party B’s estimated changes to CHMI’s book value between signing and closing. Party B’s proposal contemplated that approximately $16.0 million of the $109.7 million of proposed merger consideration would be paid as a special dividend by CHMI before or at closing, with the remainder paid by Party B in cash at closing and prohibited the payment of dividends, other than the special dividend, after the execution of definitive transaction documents. Party B’s proposal (i) indicated that it would be a condition to closing that CHMI maintain a cash balance of $53 million and, if CHMI had a cash balance below such number, the aggregate merger consideration would be reduced by such difference, and (ii) required CHMI to liquidate and monetize its RMBS net assets and derivative securities before closing and invest the proceeds, net of the special dividend, in treasuries on a repo basis to maintain REIT status through closing and (iii) close the proposed transaction on or after December 31, 2026 (we refer to the foregoing clauses (i) and (ii) as the “Party B Conditions”). The CHMI Board viewed the Party B Conditions unfavorably because they created closing uncertainty as well as significant uncertainty with respect to the value that would ultimately be realized by the CHMI stockholders in such transaction. Party B’s proposal did not include a markup of the merger agreement. Party D’s updated proposal contemplated an asset sale to Party D followed by a full liquidation of CHMI in which holders of CHMI Common Stock would receive Party D common stock pursuant to a floating exchange ratio plus $15.0 million, or approximately $0.40 per share of CHMI Common Stock, in cash, implying an aggregate transaction value of approximately $122.2 million, or approximately $3.22 per share of CHMI Common Stock. Party D’s proposal contemplated that holders of CHMI Common Stock would own approximately 13% of Party D following closing and did not contemplate that any members of the CHMI Board would be appointed to Party D’s board of directors. Party D’s proposal did not include a markup of the merger agreement. Each of MITT, Party B and Party D requested exclusivity as a condition for continuing to explore and negotiate a potential transaction.
On July 12, 2026, the CHMI Board held a meeting at which representatives of BTIG and representatives of Mayer Brown were present. Representatives of BTIG reported that MITT, Party B and Party D had submitted updated proposals and described the terms of such updated proposals. Representatives of BTIG also provided an overview of the business and financial performance of MITT and Party D and the historic stock prices of each. Representatives of BTIG also reported that Party A had not submitted an updated proposal by the July 8 deadline, that no formal indications or commitments had been submitted by Party A’s affiliates for the proposed concurrent capital raise and that Party A had not found any credible sources for the PIPE financing contemplated in the Final Party A LOI. The CHMI Board continued to express concerns about whether a transaction with Party A would be actionable in light of the uncertainty over Party A’s valuation and the combined company’s ability to engage in a PIPE financing. The CHMI Board and the representatives of BTIG and Mayer Brown also discussed the specific terms of the second-round proposals and the relative merits of the alternatives, including differences in pricing, consideration mix and value certainty and the potential tax implications of each proposal. Representatives of BTIG also presented an analysis of precedent mortgage REIT M&A transactions. After discussion and deliberation, the CHMI Board determined to continue to consider the updated proposals and convene a meeting the following day to determine next steps.
On July 13, 2026, the CHMI Board held a meeting at which representatives of Mayer Brown were present and representatives of BTIG were present for part of the meeting. A representative of Mayer Brown discussed with the members of the CHMI Board the contents of the memorandum from BTIG disclosing BTIG’s relationships with MITT, Party A, Party B and Party D. After discussion and deliberation, the CHMI Board determined that BTIG did not have a conflict of interest with any such parties that would impair BTIG’s ability to provide independent financial advice to the CHMI Board regarding a potential strategic transaction with any of such parties. In addition, a representative of Mayer Brown reviewed with the members of the CHMI Board their fiduciary duties under Maryland law in connection with the CHMI Board’s consideration of potential strategic transactions. The CHMI Board discussed the second-round proposals from MITT, Party B and Party D, including the significant downward revision in Party B’s proposal, the relative pricing and transaction terms, tax structure, potential long-term value for CHMI stockholders and risks associated with the respective business models. After discussion and deliberation, the CHMI Board determined that none of the potential transactions with any of Party A, Party B or Party D were in the best interests of the holders of CHMI Common Stock and that the proposed strategic transaction with MITT had the greatest potential benefit to such holders compared to the other strategic alternatives reasonably available to CHMI. The CHMI Board directed BTIG to offer exclusivity of no more than 30 days to MITT on the condition that MITT’s proposal be revised to reflect (i) a collar on the exchange ratio to reduce risk associated with movements in the price of MITT Common Stock, (ii) an increase to the merger consideration and (iii) an increase in the number of CHMI directors appointed to the MITT Board at closing from one to two, which we refer to, collectively, as the “CHMI Counterproposal.”
Later on July 13, 2026, a representative of BTIG relayed to Mr. Durkin the CHMI Counterproposal.
On July 14, 2026, Mr. Durkin relayed to a representative of BTIG that (i) MITT would not accept putting a collar on the exchange ratio, (ii) MITT would agree to an exchange ratio of MITT Common Stock based on a 1.12x multiple (rather than a 1.10x multiple) on CHMI adjusted book value, as calculated by MITT, and (iii) MITT would accept increasing the number of CHMI directors being appointed to the MITT Board at closing to two directors, in each case, subject to CHMI granting MITT exclusivity for 30 days.
On July 15, 2026, the CHMI Board held a meeting at which representatives of Mayer Brown and representatives of BTIG were present. Representatives of BTIG reported on MITT’s response to the CHMI Counterproposal. After discussion and deliberation, the CHMI Board determined to grant exclusivity to MITT on the basis of the terms discussed by BTIG and Mr. Durkin on July 14, 2026 and instructed Mayer Brown to prepare a draft exclusivity agreement and to commence preparing a markup of the merger agreement and related transaction documents.
On July 16, 2026, MITT and CHMI executed an exclusivity agreement contemplating a 30 day exclusivity period for MITT. The exclusivity agreement did not require CHMI to disclose to MITT any unsolicited proposals that CHMI received during the exclusivity period.
Later on July 16, 2026, Party B delivered a further updated proposal which contemplated an all-cash merger at $3.33 per share of CHMI Common Stock, implying an aggregate transaction value of approximately $126.4 million, and remained subject to pre-closing adjustments based on changes in CHMI’s book value prior to closing. Party B’s proposal contemplated that approximately $16.0 million of the $126.4 million of proposed merger consideration would be paid as a special dividend by CHMI before or at closing, with the remainder paid by Party B in cash at closing. Party B’s updated proposal did not include a markup of the merger agreement and remained qualified by the Party B Conditions.
Between July 16, 2026 and August 6, 2026, (i) Mayer Brown, BTIG and CHMI management conducted customary confirmatory due diligence on MITT in connection with the potential transaction, and (ii) Hunton Andrews Kurth LLP, counsel to MITT, which we refer to as “Hunton,” Piper Sandler and MITT’s external advisors conducted customary confirmatory due diligence on CHMI in connection with the potential transaction.
On July 17, 2026, the directors of CHMI, after consultation with Mayer Brown and BTIG, determined that, notwithstanding the fact that CHMI was under exclusivity with MITT, it was still not interested in pursuing a potential transaction with Party B on the basis of its updated proposal delivered on July 16, 2026 due to the Party B Conditions reflected in such proposal and that CHMI should continue to pursue a potential transaction with MITT.
On July 22, 2026, Mayer Brown delivered to Hunton a further revised draft of the merger agreement.
On July 28, 2026, CHMI management delivered to the CHMI Board an updated version of the Initial CHMI Projections, which took into account, with respect to the projections for the year ending December 31, 2026, CHMI’s historical performance for the first six months of 2026 and, with respect to the projections for the years ending December 31, 2026, 2027, 2028 and 2029, changes in the one-month SOFR forward interest rate curve. We refer to the updated projections as the “Updated CHMI Projections.” The Updated CHMI Projections are described in more detail under “—Certain CHMI Unaudited Prospective Financial Information” beginning on page 111. CHMI management explained to the CHMI Board that the Updated CHMI Projections would be provided to BTIG for use in its financial analyses and fairness opinion and to MITT in connection with its evaluation of a potential strategic transaction with CHMI. The CHMI Board reviewed and asked questions regarding the Updated CHMI Projections.
Also on July 28, 2026, Hunton delivered to Mayer Brown a further revised draft of the merger agreement, and Mayer Brown delivered to Hunton an initial draft of the voting and support agreement pursuant to which AG MIT, would vote its shares of CHMI Common Stock in favor of the transaction.
On July 29, 2026, following review and consideration, the CHMI Board approved the Updated CHMI Projections and authorized (i) CHMI management to provide the Updated CHMI Projections to BTIG, (ii) BTIG to use the Updated CHMI Projections in connection with BTIG’s financial analysis relating to the rendering of their fairness opinion to the CHMI Board and (iii) BTIG to provide the Updated CHMI Projections to MITT and its advisors in connection with their evaluation of a potential strategic transaction with CHMI.
On July 30, 2026, the MITT Board held a meeting at which representatives of MITT management, Piper Sandler and Fried Frank were present. Representatives of MITT management and Piper Sandler provided an update on the status of the proposed transaction and MITT’s due diligence review of CHMI. In addition, the independent directors, together with a representative of Fried Frank, met in executive session without members of MITT management to review the proposed terms of the amendment to the MITT Management Agreement pursuant to which MITT Manager proposed, among other things, to make certain revisions with respect to the incentive fee and termination fee payable thereunder in exchange for agreeing to pay the Per Share Additional Manager Consideration, as further described under “—MITT Management Agreement Amendment” beginning on page 123.
On July 31, 2026, BTIG, on behalf of CHMI, delivered the Updated CHMI Projections to MITT and Piper Sandler.
On August 3, 2026, Mayer Brown delivered to Hunton a revised draft of the merger agreement.
On August 4, 2026, MITT provided CHMI and its representatives with certain projections of MITT, which projections are described in more detail under “—Certain MITT Unaudited Prospective Financial Information” beginning on page 108.
On August 5, 2026, representatives of Mayer Brown and Hunton participated in discussions concerning several remaining open points in the merger agreement, including the amount of the termination fees, the treatment of CHMI Equity Awards in the transaction, proposed exceptions to interim operating covenants regarding employee and compensation matters and the regulatory clearances that would be conditions to closing for the transaction.
On August 6, 2026, Hunton circulated a further revised draft of the merger agreement.
Also, on August 6, 2026, Hunton delivered to Mayer Brown a revised draft of the voting and support agreement, which was in substantially final form.
Also on August 6, 2026, the MITT Board held a meeting at which representatives of MITT management, Piper Sandler, Hunton and Fried Frank were present. Representatives of Hunton reviewed the directors’ fiduciary duties under Maryland law. Representatives of Hunton also provided the MITT Board with both a written and an oral summary of the key terms of the draft merger agreement and the voting and support agreement. Representatives of Piper Sandler reviewed with the MITT Board Piper Sandler’s preliminary financial analyses with respect to CHMI and MITT and the proposed merger. Following discussion and consideration of the proposed transaction with CHMI, the MITT Board determined to proceed with the transaction, assuming the satisfactory finalization of transaction documents.
On August 7, 2026, Mayer Brown delivered to Hunton a further revised draft of the merger agreement.
Later on August 7, 2026, the CHMI Board held a meeting at which representatives of BTIG and Mayer Brown were present. Representatives of Mayer Brown reviewed the directors’ fiduciary duties under Maryland law. At the request of the CHMI Board, representatives of BTIG reviewed with the CHMI Board BTIG’s preliminary financial analyses with respect to CHMI and MITT and the proposed merger. Mayer Brown provided the CHMI Board with both a written and an oral summary of the key terms of the merger agreement and the voting and support agreement, noting any items that remained to be resolved. A representative of Mayer Brown also described for the CHMI Board the resolutions that the CHMI Board would consider adopting at its next meeting. Following discussion and consideration of the proposed transaction with MITT, the CHMI Board determined to proceed with the transaction, assuming the satisfactory finalization of transaction documents.
On August 8, 2026, Hunton and Mayer Brown exchanged revisions to the merger agreement. Following such exchanges, all material open points in the transaction documents were settled and resolved.
Also on August 8, 2026, representatives of Piper Sandler and BTIG, on behalf of MITT and CHMI, respectively, held discussions with respect to finalizing the calculation of the merger consideration, which as a result of those discussions, were determined to be as follows: (i) based on CHMI’s adjusted book value as calculated by MITT as of June 30, 2026 and calculating the exchange ratio based on the previously settled 1.12x multiple on such CHMI adjusted book value, the stock portion of the merger consideration would equal 0.3063 shares of MITT Common Stock per share for each share of CHMI Common Stock, and (ii) the cash portion of the merger consideration would equal $0.93 in cash per share of CHMI Common Stock, consisting of $0.41 payable by MITT and $0.52 payable by MITT Manager, which we refer to as, collectively, the “Final Merger Consideration.”
On August 9, 2026, the MITT Board held a meeting at which representatives of Piper Sandler, Hunton and Fried Frank were present. A representative of Hunton reviewed with the MITT Board the resolution of the issues in the merger agreement that had been unresolved as of the time of the meeting of the MITT Board on August 6, 2026. Representatives of Piper Sandler reviewed with the MITT Board Piper Sandler’s financial analyses with respect to CHMI and MITT and the proposed merger. Thereafter, at the request of the MITT Board, a representative of Piper Sandler provided an oral summary of Piper Sandler’s fairness opinion, subsequently confirmed by delivery of its written opinion to the MITT Board, stating that as of August 9, 2026 and based upon and subject to the various assumptions, qualifications, limitations and other matters set forth therein, the aggregate Per Share MITT Consideration payable pursuant to the Merger Agreement was fair, from a financial point of view, to MITT, as described in more detail under “—Opinion of MITT’s Financial Advisor” beginning on page 92. Following further discussion, the MITT Board then unanimously determined that (i) the Merger Agreement and the transactions contemplated thereby were advisable, fair to and in the best interests of MITT and its stockholders, (ii) approved the execution and performance of the Merger Agreement and the transactions contemplated thereby, including the Company Merger, the MITT Common Stock Issuance, the MITT Management Agreement Amendment and the

Voting Agreement, and (iii) resolved to recommend that the holders of MITT Common Stock approve the MITT Common Stock Issuance Proposal.
Also on August 9, 2026, the CHMI Board held a meeting at which representatives of Mayer Brown and representatives of BTIG were present. A representative of Mayer Brown reviewed with the CHMI Board the resolution of the issues in the merger agreement that had been unresolved as of the time of the meeting of the CHMI Board on August 7, 2026, which we refer to as the “August 7 Meeting.” Representatives of BTIG explained to the CHMI Board that, following the August 7 Meeting, MITT had agreed to the Final Merger Consideration, which resulted in implied merger consideration of approximately $3.10 per share, based on MITT’s closing stock price on August 7, 2026. At the request of the CHMI Board, representatives of BTIG reviewed with the CHMI Board BTIG’s financial analyses with respect to CHMI and MITT and the proposed merger. Thereafter, at the request of the CHMI Board, a representative of BTIG rendered BTIG’s oral opinion to the CHMI Board (which was subsequently confirmed in writing by delivery of a written fairness opinion letter signed by BTIG and dated as of August 9, 2026) to the effect that, based on and subject to the assumptions made, procedures followed, factors considered, limitations of the review undertaken and qualifications contained in the opinion, as of the date of the opinion, the Common Stock Merger Consideration to be received by holders of CHMI Common Stock (other than holders of Canceled Shares) pursuant to the merger agreement was fair, from a financial point of view, to the holders of CHMI Common Stock (other than holders of Canceled Shares), as described in more detail under “—Opinion of CHMI’s Financial Advisor” beginning on page 102. The CHMI Board then unanimously determined that (i) the Merger Agreement and the transactions contemplated thereby were advisable, fair to and in the best interests of CHMI and its stockholders, (ii) approved the execution and performance of the Merger Agreement and the transactions contemplated thereby, including the Mergers and the Voting Agreement, (iii) approved the calling of the CHMI special meeting, and (iv) resolved to recommend that the holders of CHMI Common Stock approve the CHMI Merger Proposal.
In the evening of August 9, 2026, MITT, CHMI, CHOP, Merger Sub and MITT Manager executed the Merger Agreement, CHMI and AG MIT executed the Voting Agreement and MITT and MITT Manager executed the MITT Management Agreement Amendment.
Prior to the opening of trading on the NYSE on August 10, 2026, CHMI and MITT issued a joint press release announcing the entry into the Merger Agreement.

Recommendation of the MITT Board and Its Reasons for the Company Merger
At its meeting on August 9, 2026, the MITT Board unanimously (i) determined that the Merger Agreement and the Transactions, including the Company Merger and the MITT Common Stock Issuance, are advisable, fair to and in the best interests of MITT, (ii) approved the Merger Agreement and the Transactions, including the Company Merger and the MITT Common Stock Issuance, and (iii) directed that the MITT Common Stock Issuance be submitted for consideration at the MITT special meeting, and (iv) resolved, subject to the terms and conditions of the Merger Agreement, to recommend that MITT’s stockholders approve the MITT Common Stock Issuance.
In evaluating the Merger Agreement, the Mergers and the issuance of the MITT Common Stock Issuance and the Per Share MITT Cash Consideration and MITT Manager’s issuance of the Per Share Additional Manager Consideration, the MITT Board consulted with senior management of MITT and MITT Manager and MITT’s outside legal and financial advisors and considered numerous factors that the MITT Board viewed as supporting its decision, including, but not limited to, the following material factors:
•The MITT Board considered that the Company Merger is expected to provide a number of significant benefits to MITT and its stockholders, including the following:
othe Company Merger is expected to result in enhanced scale that would benefit its stockholders through increased operating leverage and could better position the combined company to raise capital, which should support continued growth across MITT’s target assets and position MITT to take advantage of opportunities as they arise in the diversified markets in which MITT operates;

oMITT’s strategy as a pure play residential mortgage REIT and programmatic issuer of Non-Agency securitizations complements CHMI’s Agency RMBS and mortgage servicing rights strategy;
othe Company Merger is expected to be accretive to the combined company’s earnings in 2027;
othe increased market capitalization resulting from the Company Merger is expected to enhance the trading volume and liquidity for MITT’s stockholders, generate a greater level of interest in MITT’s business from institutional investors, and provide more efficient access to the capital markets;
othe larger size MITT will achieve as a result of the Company Merger may benefit MITT as larger mortgage REITs have historically tended to trade at better market-price-to-book-value multiples compared to smaller mortgage REITs; and
othe combination of MITT and CHMI are expected to create cost savings and efficiencies over time resulting from the allocation of fixed operating expenses over a larger common equity base.
•The business, operations, financial condition, earnings and prospects of MITT and CHMI, after taking into account the results of MITT’s due diligence review of CHMI, the current and prospective business environments in which MITT and CHMI operate, and current and prospective general economic and market conditions.
•The commitment on the part of MITT, MITT Manager and CHMI to consummate the Company Merger as reflected in their respective obligations under the terms of the Merger Agreement, including that CHMI may be required to pay MITT a termination fee under certain circumstances and MITT Manager’s commitment to pay the Per Share Additional Manager Consideration and amend the terms of the Management Agreement with MITT.
•The MITT Board also considered a variety of risks and other potentially negative factors in considering the Merger Agreement, the Company Merger and the other transactions contemplated by the Merger Agreement, including, but not limited to, the following material factors:
othe risk that the Company Merger may not ultimately be accretive to MITT’s earnings;
othe risk of diverting management focus and resources from operational matters and other strategic opportunities while working to implement the Company Merger;
othe fact that the Merger Agreement includes a fixed exchange ratio and the risk that CHMI’s book value per share may decline, including as a result of net losses, following execution of the Merger Agreement and MITT’s potential inability to terminate the Merger Agreement due to such changes;
othe risk that, notwithstanding the likelihood of the Company Merger being completed, the Company Merger may not be completed, or that completion may be unduly delayed, including the effect of the pendency of the Company Merger and the effect such failure to be completed may have on the trading price of MITT’s common stock and MITT’s operating results, particularly in light of the costs incurred in connection with the transaction;
othe risk that all Required Regulatory Approvals for the Company Merger may not be obtained on a timely basis or at all;
othe risk that the cost savings, operational efficiencies and other benefits to MITT stockholders expected to result from the Company Merger might not be fully realized or realized at all;
othe risk of other potential difficulties in integrating the two companies and their respective operations;

othe substantial costs to be incurred in connection with the transaction, including the transaction expenses arising from the Company Merger and the costs of integrating the businesses of MITT and CHMI, including additional regulatory costs;
othe Company Merger may negatively affect CHMI’s operations and its relationships with current and future business partners, customers, management and employees during the pendency of the Company Merger;
othe restrictions on the conduct of MITT’s business during the period between the execution of the Merger Agreement and the consummation of the Company Merger, including, without limitation, restrictions on MITT’s ability to consider other potential transactions (including acquisition proposals to acquire MITT) and the fact that MITT may be required to pay a termination fee to the CHMI under certain circumstances; and
oother matters described in the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.”
The foregoing discussion of the factors considered by the MITT Board is not intended to be exhaustive and is not provided in any specific order or ranking, but rather includes material factors considered by the MITT Board. In view of the wide variety of factors considered in connection with its evaluation of the Merger Agreement, the Company Merger and the other transactions contemplated by the Merger Agreement, and the complexity of these matters, the MITT Board did not consider it practicable to, and did not attempt to, quantify, rank or otherwise assign any relative or specific weights or values to the factors considered, and individual directors may have held varied views of the relative importance of the factors considered and given different weights or values to different factors. The MITT Board viewed its position and recommendation as being based on an overall review of the totality of the information available to it and determined that, in the aggregate, the potential benefits considered outweighed the potential risks or possible negative consequences of approving the Merger Agreement, the Company Merger and the other transactions contemplated by the Merger Agreement.
The explanation and reasoning of the MITT Board and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 54.
For the reasons set forth above, the MITT Board has unanimously (i) determined that the Merger Agreement and the Transactions, including the Company Merger and the MITT Common Stock Issuance are advisable, fair to and in the best interests of MITT, and (ii) approved the Merger Agreement and the Transactions, including the Company Merger and the MITT Common Stock Issuance, and (iii) directed that the MITT Common Stock Issuance be submitted for consideration at the MITT special meeting, and (iv) resolved, subject to the Merger Agreement, to recommend that MITT’s stockholders approve the MITT Common Stock Issuance on the terms and subject to the conditions of the Merger Agreement. The MITT Board unanimously recommends that the MITT common stockholders vote “FOR” the MITT Common Stock Issuance Proposal and “FOR” the MITT Adjournment Proposal.

Recommendation of the CHMI Board and Its Reasons for the Mergers
By vote at a meeting held on August 9, 2026, after careful consideration, the CHMI Board unanimously (i) determined that the Merger Agreement and the transactions contemplated therein, including the Mergers, were advisable, fair to and in the best interests of CHMI and its stockholders, (ii) approved the Merger Agreement and the transactions contemplated therein, including the Mergers, and the execution, delivery and performance of the Merger Agreement, (iii) directed that the CHMI Merger Proposal be submitted to the holders of CHMI Common Stock for consideration at the CHMI special meeting and (iv) recommended that the holders of CHMI Common Stock approve the CHMI Merger Proposal.
The CHMI Board unanimously recommends that the CHMI stockholders vote “FOR” the CHMI Merger Proposal.
In reaching its determination and recommending that the holders of CHMI Common Stock approve the CHMI Merger Proposal, the CHMI Board evaluated the Merger Agreement and the transactions contemplated therein in consultation with CHMI’s management team and outside legal and financial advisors and carefully considered numerous factors that the CHMI Board viewed as supporting its decision, including, but not limited to, the following material factors:
•Increased Scale. The CHMI Board considered the enhanced scale of the Combined Company as a mortgage REIT and the expectation that the Combined Company would benefit from greater scale, operational leverage and a broader capital base.
•Best Available Alternative. The CHMI Board considered its view, following discussions with CHMI’s management team and financial advisor, that the Mergers represented the most attractive alternative reasonably available to CHMI, including relative to remaining an independent public company, add-on acquisitions and other potential alternatives. In evaluating such alternatives, the CHMI Board considered, among other things, the CHMI Projections, the possible stockholder value that might result from such alternatives, as well as the feasibility of such alternatives and the risks and uncertainties associated with pursuing them. The CHMI Board also considered its view, following discussions with CHMI’s management team and financial advisor, that MITT was the most attractive merger partner for CHMI and its stockholders. The CHMI Board further considered its views, following discussions with CHMI’s management team and financial advisor, with respect to the industry, business, financial condition, current business strategy and short- and long-term prospects of CHMI, including the current challenges facing the industry and CHMI in particular.
•Expected Management Team and Board of Directors. The CHMI Board considered the management team of the Combined Company, including the management team’s operating expertise, and the expected business model of the Combined Company. The CHMI Board considered that MITT and the MITT Manager have a history of successfully integrating and scaling a similar acquisition completed by MITT and increasing the amount of the guaranteed cash dividend payable to MITT’s stockholders. The CHMI Board further considered that the interests of the CHMI stockholders would be protected by the fact that two of the existing members of the CHMI Board would be appointed to the MITT Board at the Closing of the Mergers, which would provide for continued representation on the board of directors of the Combined Company.
•Financial Terms and Course of Negotiations. The CHMI Board considered the negotiations on the Merger Consideration, including the Exchange Ratio and the cash components of the Merger Consideration. The CHMI Board considered that, in addition to the Per Share Stock Consideration of 0.3063 shares of MITT Common Stock, holders of CHMI Common Stock would receive $0.41 per share in cash from MITT and the Per Share Additional Manager Consideration of $0.52 per share in cash from the MITT Manager. The CHMI Board considered the fact that, because of the fixed Exchange Ratio, CHMI stockholders would have certainty as to the number of shares of MITT Common Stock to be issued in connection with the Company Merger and would also have the opportunity to benefit from any increase in the trading price of MITT Common Stock between the announcement and the Closing of the Mergers, while at the same time recognizing the risk of any decrease in the trading price of MITT Common Stock during the same time period. The CHMI Board also took note of the course of negotiations between CHMI and MITT in arriving at the Merger Consideration and the historic and current market prices of CHMI Common Stock and MITT Common Stock. Further, the CHMI Board took note of the following:
othe Merger Consideration, based on the Exchange Ratio, the cash components of the Merger Consideration and the trading prices of CHMI Common Stock and MITT Common Stock, would represent an approximately 29% premium to the closing price of CHMI Common Stock on August 7, 2026 (the last full trading day prior to the announcement of the execution of the Merger Agreement) and a 32% premium to the 30-day volume weighted average price of CHMI Common Stock as of August 7, 2026;
othe respective dividend policies and dividend yields of CHMI and MITT; and
othe expected financial impact of the Mergers on CHMI’s stockholders and the potential accretion/dilution of the future results of the Combined Company.
•Cash Portion of the Merger Consideration. The CHMI Board considered that, in addition to the Per Share Stock Consideration, holders of CHMI Common Stock would receive cash consideration consisting of (i) the Per Share MITT Cash Consideration of $0.41 per share from MITT and (ii) the Per Share Additional Manager Consideration of $0.52 per share from the MITT Manager, which cash consideration provides CHMI stockholders with immediate value that is not subject to fluctuations in the trading price of MITT Common Stock.
•Stock Portion of the Merger Consideration. The CHMI Board considered the fact that, in addition to the cash components of the Merger Consideration, the stock component of the Merger Consideration would allow holders of CHMI Common Stock to participate in the potential long-term upside of the Combined Company through their ownership of MITT Common Stock. The CHMI Board also considered the fact that holders of CHMI Preferred Stock would receive MITT Preferred Stock with substantially similar rights, preferences, privileges and powers as the CHMI Preferred Stock.
•Pro Forma Ownership. The CHMI Board took note of the fact that, immediately following the Company Merger Effective Time, the shares of MITT Common Stock held by the MITT common stockholders as of immediately prior to the Company Merger Effective Time are expected to represent in the aggregate approximately 73% of the Combined Company’s outstanding shares of common stock, and holders of CHMI Common Stock, including holders of CHMI Equity Awards that are vesting and settling in, or being converted into, CHMI Common Stock under the Merger Agreement prior to the Company Merger are expected to own in the aggregate the remaining approximately 27% of the Combined Company’s outstanding shares of common stock.
•Fairness Opinion. The CHMI Board considered the oral opinion of BTIG rendered to the CHMI Board on August 9, 2026, which was subsequently confirmed by delivery of a written opinion, dated August 9, 2026, to the CHMI Board, to the effect that, as of the date of such opinion and based on and subject to the assumptions made, procedures followed, factors considered, limitations of the review undertaken and qualifications contained in such opinion, the Common Stock Merger Consideration to be received by the holders of CHMI Common Stock (other than holders of Canceled Shares) pursuant to the Merger Agreement was fair, from a financial point of view, to the holders of CHMI Common Stock (other than holders of Canceled Shares), as more fully described in the section entitled “The Mergers – Opinion of CHMI’s Financial Advisor” beginning on page 102.
•Enhanced Access to Capital Markets. The CHMI Board considered the expectation that the Combined Company would have enhanced access to capital markets across secured and unsecured solutions.
•Increased Stock Liquidity. The CHMI Board considered the expected increase in the liquidity of the publicly traded common stock of the Combined Company that would result from the Mergers, and the anticipated greater level of interest in the Combined Company’s business from a broader investor base.

•Potential for Improved Price to Book Value Ratio. The CHMI Board considered the fact that, while there are no guarantees as to future results, the economic and operational leverage associated with the business of the Combined Company and the expected increase in the liquidity of the publicly traded common stock of the Combined Company may provide the opportunity for the publicly traded common stock of the Combined Company to trade at a market price closer to the tangible book value per share of the Combined Company.
•Substantive Results of Due Diligence Investigations. The CHMI Board considered the scope of the due diligence investigation of MITT conducted by CHMI’s management team and its outside advisors and the substantive results thereof, as reported to the CHMI Board.
•Terms of the Merger Agreement and Related Documentation. The CHMI Board considered the terms and conditions of the Merger Agreement and related documentation, including:
othe likelihood that the Mergers and the other transactions contemplated by the Merger Agreement would be completed on a timely basis, acknowledging the limited closing conditions in the Merger Agreement, which include the need to obtain the approval of the holders of CHMI Common Stock and the holders of MITT Common Stock of the CHMI Merger Proposal and the MITT Common Stock Issuance Proposal, respectively;
othe representation of MITT and the MITT Manager that they will have access to sufficient funds to pay the cash portion of the Merger Consideration and that the Company Merger is not subject to any financing condition;
othe fact that each of the CHMI Board and the MITT Board, under certain circumstances, is permitted to change its recommendation to its stockholders with respect to the CHMI Merger Proposal and the MITT Common Stock Issuance Proposal, respectively, and that the other party is thereafter entitled to terminate the Merger Agreement and collect a termination fee of, in the case of payment by MITT, $7,990,000 and, in the case of payment by CHMI, $4,700,000;
othe fact that the CHMI Board is also permitted to terminate the Merger Agreement, prior to approval by CHMI’s stockholders, to accept and enter into an agreement providing for the implementation of a superior proposal, subject to the “matching rights” granted to MITT under the Merger Agreement and subject to the payment to MITT of a termination fee of $4,700,000;
othe view of the CHMI Board that the termination fee payable by CHMI described above would not prevent a potentially interested third party from making a proposal to acquire CHMI following the announcement of the Merger Agreement;
othe obligation of MITT to cause the appointment of two of the existing members of the CHMI Board to the board of directors of the Combined Company; and
othe fact that each of CHMI and MITT will be permitted to continue to pay its respective dividends leading up to the closing of the Mergers, subject to certain conditions specified in the Merger Agreement.
The CHMI Board also considered a variety of risks and other potentially negative factors in considering the Merger Agreement, the Mergers and the other transactions contemplated by the Merger Agreement, including, but not limited to, the following material factors:
•Cost and Disruption of the Pending Transaction. The CHMI Board noted the significant costs involved in connection with entering into the Merger Agreement and completing the Mergers and the substantial time and effort of CHMI’s management team required to complete the transactions contemplated by the Merger Agreement, which may disrupt CHMI’s business operations. In addition, the CHMI Board noted the risks and contingencies related to the announcement and pendency of the transactions contemplated by the

Merger Agreement, including the impact on CHMI’s employees and its prospective and existing business relationships.
•Risks to and Attributes of MITT’s Business. The CHMI Board considered the risks related to MITT’s business, including as described in the risk factors set forth in MITT’s filings with the SEC.
•Interest of CHMI’s Directors and Officers. The CHMI Board considered the fact that CHMI’s directors and executive officers have interests in the Mergers that may be different from, or in addition to, those of CHMI’s stockholders generally, including certain interests arising from the employment and compensation arrangements of CHMI’s executive officers, and the manner in which they would be affected by the Mergers.
•Restrictions on Interim Operations. The CHMI Board considered the provisions of the Merger Agreement placing restrictions on the conduct of CHMI’s business prior to the consummation of the Mergers, which may delay or prevent CHMI from undertaking business opportunities that may arise or other actions that it might otherwise take with respect to the operations of CHMI.
•Restrictions on Competing Proposals. The CHMI Board took into account that, prior to entering into the Merger Agreement, CHMI participated in a limited auction process and that the Merger Agreement precludes CHMI from actively soliciting proposals with respect to alternative transactions and that a fee of $4,700,000 would be payable to MITT under the Merger Agreement if, among other things, CHMI terminates the Merger Agreement in order to enter into an agreement with respect to a superior proposal. However, the CHMI Board considered those issues mitigated by the fact that the “no solicitation” provisions in the Merger Agreement provide (i) the flexibility for any interested party to provide an unsolicited competing proposal and the ability, under certain circumstances, for CHMI to engage in negotiations with the party making such competing proposal and (ii) the ability for CHMI to terminate the Merger Agreement to accept and enter into an agreement with respect to a competing proposal that constitutes a superior proposal, subject to the “matching rights” granted to MITT under the Merger Agreement (as described elsewhere in this joint proxy statement/prospectus) and the payment of the $4,700,000 termination fee (which the CHMI Board viewed as not likely to deter any interested parties from making a competing proposal).
•Impact of MITT Management Agreement. The CHMI Board considered the risks related to the MITT Management Agreement and the fact that MITT is externally managed by the MITT Manager, including the possibility that the costs of an external manager might exceed the costs of being internally managed and the potential negative impact of the MITT Management Agreement on future transactions.
•Financial Considerations. The CHMI Board considered the risks that the transactions contemplated by the Merger Agreement may be dilutive to MITT’s Earnings Available for Distribution and tangible book value per share in the near term, although the transaction is expected to be accretive to MITT’s stockholders within one year of the Closing of the Mergers. The CHMI Board also considered the fact that, because a portion of the Merger Consideration consists of a fixed number of shares of MITT Common Stock, the value of the MITT Common Stock to be paid to CHMI stockholders upon the Closing of the Merger could be less than its implied value immediately prior to the announcement of the execution of the Merger Agreement, as a result of a decrease in the market price of MITT Common Stock between the time of the announcement and the Closing of the Mergers.
•Tax Treatment. The CHMI Board considered the fact that, although the Company Merger is intended to qualify as a reorganization within the meaning of Section 368(a) of the Code, the cash received by holders of CHMI Common Stock as part of the Merger Consideration (including the Per Share MITT Cash Consideration and the Per Share Additional Manager Consideration) may recognize gain for U.S. federal income tax purposes.
The foregoing discussion of the factors considered by the CHMI Board is not intended to be exhaustive and is not provided in any specific order or ranking, but rather includes material factors considered by the CHMI Board. In view of the wide variety of factors considered in connection with its evaluation of the Merger Agreement, the

Mergers and the transactions contemplated by the Merger Agreement, and the complexity of these matters, the CHMI Board did not consider it practicable to, and did not attempt to, quantify, rank or otherwise assign any relative or specific weights or values to the factors considered, and individual directors may have held varied views of the relative importance of the factors considered and given different weights or values to different factors. The CHMI Board viewed its position and recommendation as being based on an overall review of the totality of the information available to it and determined that, in the aggregate, the potential benefits considered outweighed the potential risks or possible negative consequences of approving the Merger Agreement, the Mergers and the other transactions contemplated by the Merger Agreement.
The explanation and reasoning of the CHMI Board and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 54.
For the reasons set forth above, the CHMI Board has unanimously (i) determined that the Merger Agreement and the transactions contemplated therein, including the Mergers, were advisable, fair to and in the best interests of CHMI and its stockholders, (ii) approved the Merger Agreement and the transactions contemplated therein, including the Mergers, and the execution, delivery and performance of the Merger Agreement, (iii) directed that the CHMI Merger Proposal be submitted to the holders of CHMI Common Stock for consideration at the CHMI special meeting and (iv) recommended that the holders of CHMI Common Stock approve the CHMI Merger Proposal. The CHMI Board unanimously recommends that the CHMI stockholders vote “FOR” the CHMI Merger Proposal.
Opinion of MITT’s Financial Advisor
MITT engaged Piper Sandler to act as exclusive financial advisor to the MITT Board in connection with the Company Merger. In connection with this engagement, the MITT Board requested that Piper Sandler evaluate the fairness to MITT, from a financial point of view, of the aggregate Per Share MITT Consideration pursuant to the Merger Agreement. On August 9, 2026, at a meeting of the MITT Board held to evaluate the Company Merger, Piper Sandler rendered its opinion, confirmed by delivery of a written opinion dated August 9, 2026, to the MITT Board to the effect that, as of that date and based on and subject to the various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by Piper Sandler, as set forth therein, the aggregate Per Share MITT Consideration pursuant to the Merger Agreement was fair, from a financial point of view, to MITT.
The full text of Piper Sandler’s written opinion, dated August 9, 2026, to the MITT Board, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by Piper Sandler in connection with such opinion, is attached to this joint proxy statement/prospectus as Annex D. The description of Piper Sandler’s opinion set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of Piper Sandler’s opinion. Piper Sandler’s opinion was provided to the MITT Board (in its capacity as such) for its information in connection with its evaluation of the aggregate Per Share MITT Consideration from a financial point of view and did not address any other terms, aspects or implications of the Company Merger, the relative merits of the Company Merger or related transactions as compared to alternative transactions or strategies that might be available to MITT or the underlying business decision of the MITT Board or MITT to proceed with the Company Merger or related transactions. Piper Sandler’s opinion does not constitute advice or a recommendation to any stockholder as to how such stockholder should vote or act on any matter relating to the Company Merger or otherwise.
In connection with its opinion, Piper Sandler reviewed and considered, among other things:
•an execution copy of the Merger Agreement;
•certain publicly available financial statements and other historical financial information of MITT that Piper Sandler deemed relevant, as well as preliminary financial information for MITT for the quarter ended June 30, 2026, as provided by the management of MITT;

•certain publicly available financial statements and other historical financial information of CHMI that Piper Sandler deemed relevant, as well as preliminary financial information for CHMI for the quarter ended June 30, 2026, as provided by the management of CHMI;
•internal financial projections for MITT for the six months ending December 31, 2026, as well as for the years ending December 31, 2027 and December 31, 2028, as provided by the management of MITT (which are referred to in this section as the “MITT Projections”);
•internal financial projections for CHMI for the six months ending December 31, 2026, as well as for the years ending December 31, 2027 and December 31, 2028, as provided by the management of CHMI (which are referred to in this section as the “CHMI Projections”);
•the publicly reported historical price and trading activity for MITT Common Stock and CHMI Common Stock, including a comparison of certain stock trading information for MITT Common Stock and CHMI Common Stock and certain stock indices, as well as similar publicly available information for certain other agency and non-agency mortgage REITs, the securities of which are publicly traded;
•a comparison of certain financial and market information for MITT and CHMI with similar agency and non-agency mortgage REITs for which information is publicly available;
•the financial terms of certain recent business combinations in the mortgage REIT industry (on a nationwide basis), to the extent publicly available;
•the current market environment generally and the mortgage REIT environment in particular; and
•such other information, financial studies, analyses and investigations and financial, economic and market criteria as Piper Sandler considered relevant.
Piper Sandler also discussed with certain members of the management of MITT and its representatives the business, financial condition, results of operations and prospects of MITT and held similar discussions with certain members of the management of CHMI and its representatives regarding the business, financial condition, results of operations and prospects of CHMI.
In connection with its review, Piper Sandler did not independently verify any of the foregoing information and, with MITT’s consent, Piper Sandler assumed and relied upon such information being complete and accurate in all respects material to Piper Sandler’s analyses and opinion. With respect to the foregoing information, the respective managements of MITT and CHMI confirmed to Piper Sandler that such information reflected the best currently available projections, estimates and judgements of those respective managements as to the future financial performance of MITT and CHMI, respectively. At MITT’s direction, Piper Sandler assumed that the CHMI Projections and the MITT Projections were a reasonable basis to evaluate MITT, CHMI and the Company Merger and that the financial results reflected in such information would be achieved. In addition, at MITT’s direction, Piper Sandler relied upon the MITT Projections and the CHMI Projections for purposes of its analyses and opinion.
In addition, for purposes of its analyses and opinion, Piper Sandler was advised and Piper Sandler assumed, the Company Merger would qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Piper Sandler also assumed, with MITT’s consent, that, in the course of obtaining any regulatory or third-party consents, approvals or agreements in connection with the Company Merger, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on MITT, CHMI, the Company Merger or any related transactions and the Company Merger and any related transactions will be consummated in accordance with the terms of the Merger Agreement without any waiver, modification or amendment of any material term, condition or agreement thereof and in compliance with all applicable laws and other requirements. In addition, Piper Sandler was not requested to make, and did not make, an independent evaluation or perform an appraisal of the assets or liabilities (contingent or otherwise) of MITT or CHMI, nor was Piper Sandler furnished with any such evaluations or appraisals.

Piper Sandler’s opinion addressed only the fairness, from a financial point of view, to MITT of the aggregate Per Share MITT Consideration in the Company Merger pursuant to the Merger Agreement and did not address any other aspect or implication of the Company Merger or any agreement, arrangement or understanding entered into in connection therewith or otherwise, including, without limitation, the form or structure of the Company Merger or the Merger Consideration and the fairness of the amount or nature of, or any other aspect relating to, any compensation or consideration to be received or otherwise payable to any officers, directors, the MITT Manager, securityholders or affiliates of any party to the Company Merger, or class of such persons, relative to the Merger Consideration or otherwise. Additionally, Piper Sandler expressed no opinion as to the value of the Per Share Additional Manager Consideration. Furthermore, Piper Sandler did not express any advice or opinion regarding matters that required legal, regulatory, accounting, insurance, intellectual property, tax, environmental, executive compensation or other similar professional advice. Piper Sandler assumed that MITT had or would obtain such advice or opinions from the appropriate professional sources. The issuance of Piper Sandler’s opinion was approved by Piper Sandler’s internal fairness opinion committee.
Piper Sandler’s opinion was necessarily based on information made available to Piper Sandler as of the date of Piper Sandler’s opinion and upon financial, regulatory, economic, market and other conditions as they existed and could be evaluated on that date. It should be understood that Piper Sandler has not undertaken, and is under no obligation, to update, revise, reaffirm or withdraw its opinion or otherwise comment on or consider events occurring or coming to its attention after the date of its opinion. Piper Sandler did not express any opinion as to what the value of shares of MITT Common Stock would actually be when issued to the holders of CHMI Common Stock pursuant to the Merger Agreement or the prices or ranges of prices at which shares of MITT Common Stock or CHMI Common Stock might be purchased or sold at any time. Piper Sandler’s opinion did not address the relative merits of the Company Merger as compared to alternative transactions or strategies that might be available to MITT, nor did it address the underlying business decision of the MITT Board or MITT to proceed with or effect the Company Merger.
In preparing its opinion to the MITT Board, Piper Sandler performed a variety of financial and comparative analyses, including those described below. The summary of Piper Sandler’s analyses described below is not a complete description of the analyses underlying Piper Sandler’s opinion. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. Piper Sandler arrived at its opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis. Accordingly, Piper Sandler believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying its analyses and opinion.
In its analyses, Piper Sandler considered industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of MITT, CHMI and the other parties involved in the Company Merger. No company, business or transaction used for comparative purposes in Piper Sandler’s analyses is identical to MITT, CHMI or the Company Merger, and an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, businesses or transactions analyzed. The estimates contained in Piper Sandler’s analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favourable than those suggested by the analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold or acquired. Accordingly, the estimates used in, and the results derived from, Piper Sandler’s analyses are inherently subject to substantial uncertainty.
Piper Sandler was not requested to, and it did not, determine or recommend the amount or nature of the Merger Consideration, which was determined through negotiations between MITT and CHMI, and the decision to enter into the Merger Agreement was solely that of the MITT Board. Piper Sandler’s opinion and financial analyses were only one of many factors considered by the MITT Board in its evaluation of the Merger Consideration and should not be viewed as determinative of the views of the MITT Board or MITT management with respect to the Company Merger or the Merger Consideration payable in the Company Merger.
Financial Analyses
The following is a summary of certain financial analyses reviewed by Piper Sandler with the MITT Board in connection with the fairness opinion delivered by Piper Sandler to the MITT Board on August 9, 2026. The summary does not contain all of the financial data stockholders of MITT may want or need for purposes of making an independent determination of fair value. Stockholders of MITT are encouraged to consult their own financial and other advisors before making any investment decision in connection with the Company Merger. The financial analyses summarized below include information presented in tabular format. In order to fully understand Piper Sandler’s financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data in the tables below without considering the full narrative description of the financial analyses, as well as the methodologies underlying, and the assumptions, qualifications and limitations in connection with, each analysis, could create a misleading or incomplete view of Piper Sandler’s financial analyses.
Summary of Aggregate Per Share MITT Consideration and Implied Transaction Metrics
Piper Sandler reviewed the financial terms of the proposed Company Merger. Pursuant to the terms of the Merger Agreement, at the Effective Time, each share of CHMI Common Stock issued and outstanding immediately prior to the effective time, except for Canceled Shares, shall be converted into the right to receive (1) from MITT (A) 0.3063 of a share of MITT Common Stock, and (B) $0.41 per share in cash, without interest, and (2) from MITT’s Manager (acting solely on its own behalf), as additional consideration, $0.52 per share in cash. For the purposes of its analysis, Piper Sandler expressed no opinion as to the value of the $0.52 of Per Share Additional Manager Consideration.
Using certain financial and stock price information for MITT and CHMI and the aggregate Per Share MITT Consideration, Piper Sandler calculated the following implied transaction metrics:

	Deal	Company
	Metric	Metric	Multiple

Aggregate Per Share MITT Consideration to CHMI Fully Diluted Tangible Book Value Multiple (6/30/26)(1)	$2.58	$3.08	0.84x
(1)CHMI Fully Diluted Tangible Book Value calculated as $228.9 million of stockholders’ equity less $109.6 million of aggregate liquidation preference of preferred stock, divided by 38,632,814 fully diluted shares outstanding at June 30, 2026 (36,947,394 shares, 531,712 shares of CHMI Common Stock subject to vested and unvested CHMI LTIP Units, 436,654 shares of CHMI Common Stock subject to unvested RSU Awards, and 717,054 shares of CHMI Common Stock subject to unvested CHMI PSU Awards as of June 30, 2026 per CHMI). Includes book value of equity associated with CHMI’s deferred tax asset, which had a value of $7.7 million at June 30, 2026.
Comparable Company Analyses
CHMI Comparable Company Analysis
Piper Sandler reviewed certain financial and stock market information relating to CHMI and the following eleven publicly traded companies that Piper Sandler deemed comparable to CHMI (which are referred to in this section as the “CHMI Peer Group”). The CHMI Peer Group included publicly traded agency and non-agency mortgage REITs with the exception of Annaly Capital Management, Inc., AGNC Investment Corp., Rithm Capital Corp. and Adamas Trust, Inc. who have more diverse and differential business models than CHMI and Two Harbors Investment Corp. which was under definitive agreement to be acquired by Cross Country Mortgage, LLC as of the date of Piper Sandler’s opinion:

•Dynex Capital, Inc.
•ARMOUR Residential REIT, Inc
•Ellington Financial Inc.
•Orchid Island Capital, Inc.
•Chimera Investment Corporation
•MFA Financial, Inc.
•PennyMac Mortgage Investment Trust
•Invesco Mortgage Capital Inc.
•Redwood Trust, Inc.
•TPG Mortgage Investment Trust, Inc
•Angel Oak Mortgage REIT, Inc.
Piper Sandler’s Comparable Company Analysis for CHMI compared certain financial and stock market information for CHMI with publicly available financial information for the CHMI Peer Group. With respect to each company above, Piper Sandler’s analysis included, but was not limited to, calculating and comparing (i) the multiple of price to tangible book value per share, which we refer to as “P/TBV,” as of the end of the most recent completed quarterly period available, and (ii) estimated dividend yield based on each company’s annualized dividend as of the most recent completed quarterly period available, which we refer to as “Dividend Yield,” in each case, based on reported metrics obtained from public filings and other publicly available information as of August 7, 2026. The table below sets forth the data for CHMI and the median, mean, low, and high data for the CHMI Peer Group.

		CHMI Peer Group
	CHMI	Median	Mean	Low	High

P/TBV(1)	0.78x	0.89x	0.85x	0.65x	1.00x
Dividend Yield	16.6%	15.6%	15.7%	11.5%	19.3%
(1)TBV for each company in the CHMI Peer Group was as of June 30, 2026 with the exception of Ellington Financial, Inc. whose balance sheet data was as of March 31, 2026. CHMI’s P/TBV multiple is based upon CHMI’s fully diluted tangible book value per share of $3.08 as of June 30, 2026.
MITT Comparable Company Analysis
Piper Sandler reviewed certain financial and stock market information relating to MITT and the following six publicly traded companies that Piper Sandler deemed comparable to MITT (which are referred to in this section as the “MITT Peer Group”). The MITT Peer Group included publicly traded non-agency mortgage REITs with the exception of Rithm Capital Corp. and Adamas Trust, Inc. who have more diverse and differential business models than MITT and Two Harbors Investment Corp. which was under definitive agreement to be acquired by Cross Country Mortgage, LLC as of the date of Piper Sandler’s opinion:
•Ellington Financial Inc.
•Chimera Investment Corporation
•MFA Financial, Inc.
•PennyMac Mortgage Investment Trust

•Redwood Trust, Inc.
•Angel Oak Mortgage REIT, Inc.
Piper Sandler’s Comparable Company Analysis for MITT compared certain financial and stock market information for MITT with publicly available financial information for the MITT Peer Group. With respect to each company above, Piper Sandler’s analysis included, but was not limited to, calculating and comparing (i) the multiple of price to tangible book value per share, as of the end of the most recent completed quarterly period available, and (ii) estimated dividend yield based on each company’s annualized dividend as of the most recent completed quarterly period available, in each case, based on reported metrics obtained from public filings and other publicly available information as of August 7, 2026. The table below sets forth the data for MITT and the median, mean, low, and high data for the MITT Peer Group.

		MITT Peer Group
	MITT	Median	Mean	Low	High

P/TBV(1)	0.71x	0.78x	0.80x	0.65x	1.00x
Dividend Yield	13.5%	15.1%	14.7%	11.5%	16.6%
(1)TBV for each company in the CHMI Peer Group was as of June 30, 2026 with the exception of Ellington Financial, Inc. whose balance sheet data was as of March 31, 2026.
Precedent Transactions Analysis
Piper Sandler reviewed publicly available financial information relating to the following thirteen transactions which were announced between January 1, 2016 and August 7, 2026 where the target was a publicly traded mortgage REIT, collectively referred to as the “Precedent Transactions”:

Announcement Date	Acquirer	Target

5/8/2026	CrossCountry Mortgage, LLC	TWO Harbors Investment Corp.
8/8/2023	AG Mortgage Investment Trust, Inc.	Western Asset Mortgage Capital Corp.
5/30/2023	Ellington Financial Inc.	Arlington Asset Investment Corp.
2/27/2023	Ready Capital Corporation	Broadmark Realty Capital Inc.
7/26/2021	Franklin BSP Realty Trust, Inc.	Capstead Mortgage Corporation
4/26/2021	RMR Mortgage Trust	Tremont Mortgage Trust
12/7/2020	Ready Capital Corporation	Anworth Mortgage Asset Corporation
11/7/2018	Ready Capital Corporation	Owens Realty Mortgage, Inc.
5/2/2018	Annaly Capital Management Inc.	MTGE Investment Corp.
4/26/2018	Two Harbors Investment Corp.	CYS Investments Inc.
4/11/2016	Annaly Capital Management Inc.	Hatteras Financial Corp.
3/2/2016	ARMOUR Residential REIT, Inc.	JAVELIN Mortgage Investment Corp.
2/26/2016	Apollo Commercial Real Estate Finance, Inc.	Apollo Residential Mortgage, Inc.
Piper Sandler reviewed, among other information, transaction values for the Precedent Transactions, based on the purchase prices per share paid for each of the Precedent Transactions, as a multiple of the target company’s latest reported TBV per share prior to the announcement date of the relevant transaction. Financial data for the Precedent Transactions was based on public filings and other publicly available information.
Piper Sandler compared the aggregate Per Share MITT Consideration as a multiple of CHMI’s fully diluted tangible book value per share as of June 30, 2026 to the median, mean, low, and high metrics of the Precedent Transactions.

	MITT/	Precedent Transactions
	CHMI	Median	Mean	Low	High

Transaction Price to Tangible Book Value Per Share Multiple (x)	0.84x(1)	0.89x	0.91x	0.61x	1.18x
(1)Calculated as the aggregate Per Share MITT Consideration of $2.58 divided by CHMI’s fully diluted tangible book value per share of $3.08 as of June 30, 2026.
Dividend Discount Analyses
Piper Sandler performed separate dividend discount analyses for each of CHMI and MITT.
CHMI. Piper Sandler performed a dividend discount analysis of CHMI to calculate the estimated present value of the distributed cash flows that CHMI forecasted to generate during the last two quarters of the fiscal year ending December 31, 2026 through the full fiscal year ending December 31, 2028, based on the CHMI Projections. Piper Sandler calculated terminal values for CHMI by applying a range of P/TBV multiples of 0.65x to 0.95x and dividend yields of 12.0% to 19.0% (which multiple and dividend yield ranges were selected based on Piper Sandler’s professional judgment) to CHMI’s estimated tangible book value per share, and annual dividends per share, respectively, as of the twelve month period ending December 31, 2028. The present values (as of June 30, 2026) of the distributed cash flows and terminal values were then calculated using a selected range of discount rates of 14.0% to 18.0%, based on Piper Sandler’s professional judgment. This analysis indicated a range of values per share of CHMI Common Stock of $2.09 to $2.88 when applying multiples of tangible book value and $2.24 to $3.31 when applying dividend yields.

	Terminal P/TBV Multiples
Discount Rate	0.65x	0.71x	0.77x	0.83x	0.89x	0.95x

18.0%	$2.09	$2.21	$2.33	$2.45	$2.57	$2.69
17.0%	$2.12	$2.24	$2.37	$2.49	$2.61	$2.73
16.0%	$2.16	$2.28	$2.41	$2.53	$2.65	$2.78
15.0%	$2.19	$2.32	$2.45	$2.57	$2.70	$2.83
14.0%	$2.23	$2.36	$2.49	$2.62	$2.75	$2.88

	Terminal Dividend Yield
Discount Rate	19.0%	17.6%	16.2%	14.8%	13.4%	12.0%

18.0%	$2.24	$2.36	$2.49	$2.66	$2.85	$3.09
17.0%	$2.28	$2.40	$2.54	$2.70	$2.90	$3.14
16.0%	$2.32	$2.44	$2.58	$2.75	$2.95	$3.20
15.0%	$2.36	$2.48	$2.62	$2.79	$3.00	$3.26
14.0%	$2.40	$2.52	$2.67	$2.84	$3.05	$3.31
Piper Sandler also considered and discussed with the MITT Board how this analysis would be affected by changes in the underlying assumptions, including variations with respect to estimated terminal tangible book value. To illustrate this impact, Piper Sandler performed a similar analysis, assuming CHMI’s estimated tangible book value per share as of December 31, 2028 varied 10.0% above the CHMI Projections and 10.0% below the CHMI Projections. This analysis resulted in the following range of per share values for CHMI common stock, applying the price to tangible book value range of 0.65x to 0.95x referred to above and a discount rate of 16.01%.

Projection	Terminal P/TBV Multiples
Variance	0.65x	0.71x	0.77x	0.83x	0.89x	0.95x

(10.0%)	$2.02	$2.13	$2.25	$2.36	$2.47	$2.58
(5.0%)	$2.09	$2.21	$2.33	$2.44	$2.56	$2.68
0.0%	$2.16	$2.28	$2.40	$2.53	$2.65	$2.78
5.0%	$2.22	$2.35	$2.48	$2.61	$2.75	$2.88
10.0%	$2.29	$2.43	$2.56	$2.70	$2.84	$2.97
The implied ranges of equity value per share for CHMI were then compared to the aggregate Per Share MITT Consideration as well as CHMI’s closing stock price as of August 7, 2026.
MITT. Piper Sandler performed a dividend discount analysis of MITT to calculate the estimated present value of the distributed cash flows that MITT forecasted to generate during the last two quarters of the fiscal year ending December 31, 2026 through the full fiscal year ending December 31, 2028, based on the MITT Projections. Piper Sandler calculated terminal values for MITT by applying a range of P/TBV multiples of 0.65x to 0.95x and dividend yields of 12.0% to 17.0% (which multiple and dividend yield ranges were selected based on Piper Sandler’s professional judgment) to MITT’s estimated tangible book value per share, and annual dividends per share, respectively, as of the twelve month period ending December 31, 2028. The present values (as of June 30, 2026) of the distributed cash flows and terminal values were then calculated using a selected range of discount rates of 12.0% to 16.0%, based on Piper Sandler’s professional judgment. This analysis indicated a range of values per share of MITT Common Stock of $6.74 to $9.62 when applying multiples of tangible book value and $5.99 to $8.24 when applying dividend yields.

	Terminal P/TBV Multiples
Discount Rate	0.65x	0.71x	0.77x	0.83x	0.89x	0.95x

16.0%	$6.74	$7.18	$7.63	$8.07	$8.51	$8.95
15.0%	$6.86	$7.31	$7.76	$8.21	$8.66	$9.11
14.0%	$6.98	$7.44	$7.90	$8.36	$8.82	$9.28
13.0%	$7.10	$7.57	$8.04	$8.51	$8.98	$9.45
12.0%	$7.23	$7.71	$8.19	$8.67	$9.15	$9.62

	Terminal Dividend Yield
Discount Rate	17.0%	16.0%	15.0%	14.0%	13.0%	12.0%

16.0%	$5.99	$6.24	$6.53	$6.86	$7.24	$7.68
15.0%	$6.09	$6.35	$6.64	$6.98	$7.36	$7.81
14.0%	$6.20	$6.46	$6.76	$7.10	$7.49	$7.95
13.0%	$6.31	$6.58	$6.88	$7.23	$7.63	$8.10
12.0%	$6.42	$6.69	$7.00	$7.36	$7.77	$8.24
Piper Sandler also considered and discussed with the MITT Board how this analysis would be affected by changes in the underlying assumptions, including variations with respect to estimated terminal tangible book value. To illustrate this impact, Piper Sandler performed a similar analysis, assuming MITT’s estimated tangible book value per share as of December 31, 2028 varied 10.0% above the MITT Projections and 10.0% below the MITT Projections. This analysis resulted in the following range of per share values for MITT common stock, applying the price to tangible book value range of 0.65x to 0.95x referred to above and a discount rate of 14.29%.

Projection	Terminal P/TBV Multiples
Variance	0.65x	0.71x	0.77x	0.83x	0.89x	0.95x

(10.0%)	$6.45	$6.86	$7.27	$7.68	$8.09	$8.51
(5.0%)	$6.70	$7.13	$7.56	$8.00	$8.43	$8.87
0.0%	$6.94	$7.40	$7.86	$8.32	$8.77	$9.23
5.0%	$7.19	$7.67	$8.15	$8.63	$9.11	$9.59
10.0%	$7.44	$7.94	$8.45	$8.95	$9.45	$9.95
The implied ranges of equity value per share for MITT were then compared to MITT’s closing stock price as of August 7, 2026.
MITT Stock Reference Range and Common Stock Merger Consideration Analysis
MITT Stock Reference Range
Based on the “MITT Comparable Company Analysis,” Piper Sandler applied a range of P/TBV multiples of 0.65x to 0.95x to the June 30, 2026 TBV per share of MITT, and applied a dividend yield range of 12.0% to 17.0% to MITT’s estimated dividends per share for the next twelve month period beginning June 30, 2026. Piper Sandler then compared these implied per share values to the low and high implied per share values from the MITT Dividend Discount Analysis as illustrated in the table below:

	Implied Equity
	Value per Share
	Low	High

MITT Comparable Company Analysis
P/TBV	$6.50	$9.50
Dividend Yield	$5.65	$8.00
Dividend Discount Analysis
P/TBV	$6.74	$9.62
Dividend Yield	$5.99	$8.24
Based on the “MITT Comparable Company Analysis” and the “Dividend Discount Analysis” above, Piper Sandler, upon application of its professional judgement, selected a range of $6.25 to $9.25 of implied equity value per share as the MITT stock reference range.
Common Stock Merger Consideration Analysis
For purposes of its opinion, Piper Sandler calculated a range of implied value of the aggregate Per Share MITT Consideration by (1) multiplying the MITT stock reference range by the exchange ratio of 0.3063 of a share of MITT Common Stock per share of CHMI Common Stock and (2) adding $0.41 in cash per share of CHMI Common Stock. The merger consideration analysis indicated a range of implied value of the aggregate Per Share MITT Consideration of $2.32 to $3.24.
Based on the “CHMI Comparable Company Analysis,” Piper Sandler applied a range of P/TBV multiples of 0.65x to 0.95x to the June 30, 2026 fully diluted TBV per share of CHMI, and applied a dividend yield range of 12.0% to 19.0% to CHMI’s estimated dividends per share for the next twelve month period beginning June 30, 2026. Based on the “Precedent Transactions Analysis,” Piper Sandler applied a range of P/TBV multiples of 0.70x to 1.10x to the June 30, 2026 fully diluted TBV per share of CHMI. Piper Sandler then compared the consideration reference ranges to the following implied equity value per share reference ranges for CHMI Common Stock from the “Dividend Discount Analysis” as described above.

	Implied Equity
	Value per Share
	Low	High

CHMI Comparable Company Analysis
P/TBV	$2.00	$2.93
Dividend Yield	$2.11	$3.33
Precedent Transactions Analysis
P/TBV	$2.16	$3.39
Dividend Discount Analysis
P/TBV	$2.09	$2.88
Dividend Yield	$2.24	$3.31
Aggregate Per Share MITT Consideration Reference Range	$2.32	$3.24
For reference only, the consideration reference range was then compared to the aggregate Per Share MITT Consideration of $2.58.
Certain Additional Information
Piper Sandler also observed certain additional information that was not considered part of its financial analyses with respect to its opinion but was noted for informational purposes, including the following.
Historical Trading Performance Exchange Ratio Analysis
Piper Sandler reviewed the exchange ratios implied during the 52-week period ending August 7, 2026, which included low and high intraday prices of CHMI Common Stock of $2.17 per share and $3.04 per share, respectively, and low and high intraday prices of MITT Common Stock of $6.91 per share and $9.27 per share, respectively, which indicated an implied exchange ratio reference range of 0.2341x to 0.4399x. The implied exchange ratio reference range was then compared to the Merger Exchange Ratio of 0.3063x for reference only.
Piper Sandler also reviewed exchange ratios implied during the 52-week period ending August 7, 2026 based upon CHMI’s closing share price and MITT’s closing share price for each trading day. The average exchange ratio implied by daily closing prices over the preceding 52-week period of 0.3247x was compared to the Merger Exchange Ratio of 0.3063x for reference only.
Miscellaneous
MITT selected Piper Sandler to act as exclusive financial advisor to the MITT Board in connection with the Company Merger based on Piper Sandler’s qualifications, experience and reputation. Piper Sandler is a nationally recognized investment banking firm and is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities and private placements.
MITT has agreed to pay Piper Sandler for its financial advisory services in connection with the Company Merger a fee of $1.25 million, which advisory fee is contingent upon consummation of the Company Merger. MITT paid Piper Sandler $400,000 in connection with the fairness opinion that Piper Sandler rendered on August 9, 2026, which opinion fee will be credited in full towards the financial advisory fee which will become due and payable to Piper Sandler upon consummation of the Company Merger. In addition, MITT has agreed to reimburse Piper Sandler for its expenses, including fees and expenses of legal counsel, and to indemnify Piper Sandler and certain related parties for certain liabilities and other items arising out of or related to its engagement.
Piper Sandler is a full-service securities firm engaged in securities trading and brokerage activities as well as providing investment banking and other financial services. Piper Sandler did not provide any other investment banking services to MITT in the two years preceding the date of Piper Sandler’s opinion, nor did Piper Sandler provide any investment banking services to CHMI in the two years preceding the date thereof. In the ordinary course of business as a broker-dealer, Piper Sandler may purchase securities from and sell securities to MITT, CHMI and their respective affiliates. Piper Sandler may also actively trade the equity and debt securities of MITT, CHMI and their respective affiliates for its own account and for the accounts of its customers.
Opinion of CHMI’s Financial Advisor
In making its determination with respect to the Mergers, the CHMI Board also considered the financial analyses prepared by BTIG, and the opinion of BTIG as of August 9, 2026, as to the fairness, from a financial point of view, to the holders of CHMI Common Stock (other than holders of Canceled Shares) of the Common Stock Merger Consideration pursuant to the Merger Agreement.
The CHMI Board retained BTIG to act as its financial advisor in connection with a potential transaction such as the Mergers. In selecting BTIG, the CHMI Board considered, among other things, that BTIG is a reputable investment banking firm with substantial experience advising companies in the financial services sector and providing strategic advisory services in general. BTIG, as part of its investment banking business, is continuously engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for corporate and other purposes.
On August 9, 2026, at a meeting of the CHMI Board, BTIG delivered an oral opinion, subsequently confirmed by delivery of a written opinion dated as of August 9, 2026, which we refer to as the “BTIG Opinion,” to the CHMI Board, to the effect that, based on and subject to the assumptions made, procedures followed, factors considered, limitations of the review undertaken and qualifications contained in the BTIG Opinion, as of the date of the BTIG Opinion, the Common Stock Merger Consideration to be received by the holders of CHMI Common Stock (other than holders of Canceled Shares) pursuant to the Merger Agreement was fair, from a financial point of view, to the holders of CHMI Common Stock (other than holders of Canceled Shares).
The full text of the BTIG Opinion is attached to this proxy statement/prospectus as Annex E and is incorporated herein by reference in its entirety. The summary of the BTIG Opinion set forth herein is qualified in its entirety by reference to the full text of the BTIG Opinion. CHMI stockholders are urged to read the BTIG Opinion carefully and in its entirety for a discussion of, among other things, the assumptions made, procedures followed, factors considered, limitations of the review undertaken and qualifications contained in the BTIG Opinion. The BTIG Opinion was not intended to and does not constitute a recommendation as to how any CHMI stockholder or any other person should vote or whether any CHMI stockholder or such other person should take any other action in connection with the Mergers or any other matter.
The BTIG Opinion was approved by BTIG’s Fairness Opinion Committee in accordance with BTIG’s customary practice. The BTIG Opinion was provided for the information of, and directed to, the CHMI Board in connection with and for purposes of its evaluation of the Mergers only.
In arriving at the BTIG Opinion, BTIG, with respect to CHMI:
•reviewed certain publicly available business and financial information relating to CHMI that BTIG deemed to be relevant;
•reviewed and discussed with CHMI’s management certain non-public projected financial and operating data relating to CHMI prepared and furnished to BTIG by management of CHMI (referred to in this section as the “CHMI Projections”) as described under “The Mergers—Certain CHMI Unaudited Prospective Financial Information” beginning on page 111;
•discussed past and current operations, financial projections, including the CHMI Projections, and current financial condition of CHMI with management of CHMI (including their views on the risks and uncertainties of achieving the CHMI Projections);

•reviewed the reported prices and the historical trading activity of the CHMI Common Stock;
•compared the financial performance of CHMI and its stock market trading multiples with those of certain other publicly traded companies that BTIG deemed to be relevant; and
•compared the financial performance of CHMI and the valuation multiples implied by the Company Merger with those of certain other transactions that BTIG deemed to be relevant.
BTIG also, with respect to MITT:
•reviewed certain publicly available business and financial information relating to MITT that BTIG deemed to be relevant, including publicly available research analysts’ estimates;
•reviewed the reported prices and the historical trading activity of the MITT Common Stock; and
•compared the financial performance of MITT and its stock market trading multiples with those of certain other publicly traded companies that BTIG deemed to be relevant.
BTIG also:
•reviewed a draft dated August 8, 2026 of the Merger Agreement, which we refer to as the “Draft Merger Agreement;” and
•performed such other analyses, reviewed such other information and considered such other factors as BTIG deemed appropriate for purposes of the BTIG Opinion.
In rendering the BTIG Opinion, BTIG assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available, supplied or otherwise made available to or discussed with BTIG by CHMI, and BTIG relied upon the assurances of the management of CHMI that they were not aware of any facts or circumstances that would make such information provided by CHMI inaccurate or misleading in any material respect. With respect to the CHMI Projections, BTIG was advised by the management of CHMI, and assumed, that the CHMI Projections were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of CHMI of the future financial performance of CHMI. BTIG assumed no responsibility for and expressed no view as to any such projections or estimates or the assumptions on which they are based. In addition, BTIG assumed, as advised by CHMI, the accuracy of the representations and warranties contained in the Merger Agreement and all agreements related thereto and that the Mergers will be consummated in accordance with the terms set forth in the Merger Agreement, without any waiver, amendment or delay of any of the terms or conditions thereof, including, among other things, that the Company Merger will qualify as a “reorganization” under, and within the meaning of, Section 368(a) of the Code. BTIG also assumed, as advised by CHMI, that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Mergers, no delays, limitations, conditions or restrictions will be imposed that would have an adverse effect on CHMI, CHOP, MITT, MITT Manager or the contemplated benefits expected to be derived in the proposed Mergers. With the consent of the CHMI Board, BTIG assumed that any adjustments to the Common Stock Merger Consideration pursuant to Section 3.1(d) of the Merger Agreement or otherwise would not be material to BTIG’s analyses or the BTIG Opinion. BTIG also assumed, as advised by CHMI, that (a) the final executed Merger Agreement would not differ in any material respect from the Draft Merger Agreement reviewed by BTIG, and (b) the final Merger Agreement would reflect the Exchange Ratio of 0.3063, the Per Share MITT Cash Consideration of $0.41 per share and the Per Share Additional Manager Consideration of $0.52 per share.
BTIG is not a legal, tax, regulatory or accounting advisor. BTIG is a financial advisor only and relied upon, without independent verification, the assessment of CHMI and its legal, tax, regulatory and accounting advisors with respect to legal, tax, regulatory and accounting matters. BTIG expressed no view or opinion as to any terms or other aspects of the Mergers (other than the Common Stock Merger Consideration to the extent expressly specified in the BTIG Opinion), including, without limitation, the form or structure of the Mergers or any adjustments to the Common Stock Merger Consideration set forth in Section 3.1(d) of the Merger Agreement or otherwise. The BTIG

Opinion is limited to the fairness, from a financial point of view, to the holders of CHMI Common Stock (other than holders of Canceled Shares) of the Common Stock Merger Consideration to be received by the holders of CHMI Common Stock (other than holders of Canceled Shares) pursuant to the Merger Agreement, and no view or opinion is expressed with respect to any consideration or other amounts to be received in connection with the Mergers by the holders of any other class of securities, or by any creditors or other constituencies of any party. In addition, BTIG expressed no view or opinion with respect to the fairness (financial or otherwise) of the amount, nature or any other aspect of any termination fee set forth in the Merger Agreement or any compensation to any of the officers, directors or employees of any party to the Mergers, or any class of such persons, whether relative to the Common Stock Merger Consideration or otherwise. BTIG did not make any independent valuation or appraisal of the assets or liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of CHMI or MITT, nor was it furnished with any such valuations or appraisals, and BTIG did not make any physical inspection of the properties or assets of CHMI or MITT. The BTIG Opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to BTIG as of, the date of the BTIG Opinion. Events occurring after the date of the BTIG Opinion may affect the BTIG Opinion and the assumptions used in preparing it, and BTIG did not assume any obligation to update, revise or reaffirm the BTIG Opinion.
The BTIG Opinion does not address the relative merits of the Mergers in comparison to other strategies or transactions that might have been available to CHMI or in which CHMI might have engaged or the underlying business decision of CHMI to proceed with or effect the Mergers. In addition, the BTIG Opinion does not in any manner address the prices or volumes at which the CHMI Common Stock or the MITT Common Stock will trade at any time, including following the announcement or consummation of the Mergers.
The summary set forth below is a summary of the material financial analyses performed by BTIG in arriving at the BTIG Opinion. This summary does not purport to be a complete description of the analyses performed by BTIG, but describes, in summary form, the material elements of the presentation that BTIG made to the CHMI Board on August 9, 2026, in connection with the BTIG Opinion. In accordance with customary investment banking practice, BTIG employed generally accepted valuation methods and financial analyses in reaching the BTIG Opinion.
None of the analyses performed by BTIG were assigned a greater significance by BTIG than any other, nor does the order of analyses described represent relative importance or weight given to those analyses by BTIG. The summary describing each financial analysis does not constitute a complete description of BTIG’s financial analyses, including the methodologies and assumptions underlying the analyses, and if viewed in isolation could create a misleading or incomplete view of the financial analyses performed by BTIG. The summary set forth below does not represent and should not be viewed by anyone as constituting conclusions reached by BTIG with respect to any of the analyses performed by it in connection with the BTIG Opinion. Rather, BTIG made its determination as to the fairness, from a financial point of view, as of the date of the BTIG Opinion of the Common Stock Merger Consideration to be received by the holders of CHMI Common Stock (other than holders of Canceled Shares) pursuant to the Merger Agreement, on the basis of its experience and professional judgment after considering the results of all of the analyses performed. Except as otherwise noted, the information utilized by BTIG in its analyses, to the extent that it is based on market data, is based on market data as it existed on or before August 7, 2026 and is not necessarily indicative of current market conditions. The analyses described below do not purport to be indicative of actual future results, or to reflect the prices at which any securities may trade in the public markets, which may vary depending upon various factors, including changes in interest rates, dividend rates, market conditions, economic conditions, and other factors that influence the price of securities.
Summary of Material Financial Analyses
In conducting its analysis, BTIG used three primary methodologies: selected public comparable company analysis; selected precedent M&A transactions analysis; and dividend discount analysis. No individual methodology was given a specific weight, nor can any methodology be viewed individually. Additionally, no company or transaction used in any analysis as a comparison is identical to CHMI or the Mergers, and they all differ in material ways. Accordingly, an analysis of the results described below is not mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading value of the selected companies or transactions to which they are being compared. BTIG used these analyses to determine the impact of various operating metrics on the implied per share common equity value of CHMI. Each of these analyses yielded a range of implied per share common equity values, and therefore, such implied per share equity value ranges developed from these analyses were viewed by BTIG collectively and not individually. In delivering the BTIG Opinion to the CHMI Board, BTIG utilized the CHMI Projections and estimates regarding CHMI prepared by management of CHMI and supplied to BTIG by management of CHMI.
Selected Public Comparable Company Analysis.
BTIG reviewed, analyzed, and compared certain financial information relating to CHMI to corresponding publicly available financial information and market multiples for the following four publicly traded agency mortgage real estate investment trusts, which we refer to as “REITs,” with current market capitalizations below $5 billion (excluding any agency mortgage REITs subject to a pending transaction). BTIG reviewed, among other things, the range of (i) average closing stock prices on August 7, 2026 of the selected publicly traded companies as a multiple of common book value per share as of the most recent reported quarter, which we refer to as “MRQ BVPS,” and (ii) dividend yields of the selected publicly traded companies calculated as annualized dividends for the most recently announced monthly or quarterly dividend as a percentage of closing stock prices on August 7, 2026 (estimates as provided by S&P Capital IQ).
Agency mortgage REITs with current market capitalization below $5 billion:
•Dynex Capital, Inc.
•ARMOUR Residential REIT, Inc.
•Orchid Island Capital, Inc.
•Invesco Mortgage Capital Inc.
As none of the selected publicly traded companies identified above, or group thereof, is identical or directly comparable to CHMI, BTIG, using its professional judgment and experience, derived from the MRQ BVPS multiples of the selected publicly traded companies a range of MRQ BVPS multiples for CHMI of 0.90x to 1.00x. Applying such range of multiples to CHMI’s fully diluted common book value per share as of June 30, 2026 of $3.08, BTIG’s analysis resulted in implied per share equity values for CHMI ranging from $2.78 to $3.08.
Similarly, BTIG, using its professional judgment and experience, derived from the dividend yields of the selected publicly traded companies a range of dividend yields for CHMI of 16.6% to 18.6%. Applying such range of dividend yields to CHMI’s quarterly dividend as of June 30, 2026 of $0.10, annualized, BTIG’s analysis resulted in implied per share equity values for CHMI ranging from $2.15 to $2.40.
BTIG compared the results of this analysis to the $3.10 (which, for purposes of BTIG’s analysis, was based on the closing price per share of MITT Common Stock on August 7, 2026 of $7.09) implied value of the Common Stock Merger Consideration. The implied value of the Common Stock Merger Consideration fell above the range of implied per share equity values resulting from the MRQ BVPS multiples for CHMI and fell above the range of implied per share equity values resulting from the dividend yields for CHMI, which was supportive of a conclusion that, as of the date of the BTIG Opinion, the Common Stock Merger Consideration to be received by the holders of CHMI Common Stock (other than holders of Canceled Shares) pursuant to the Merger Agreement was fair, from a financial point of view, to the holders of CHMI Common Stock (other than holders of Canceled Shares).
BTIG selected the companies used in this analysis on the basis of its experience and knowledge of companies in the industry in which CHMI operates and various factors, including the size and operating profiles of the companies relative to CHMI. As noted above, no company used as a comparison is identical to CHMI. Accordingly, these analyses are not purely mathematical, but also involve complex considerations and judgments concerning the differences in financial and operating characteristics of the selected companies and other factors.

Selected Precedent M&A Transactions Analysis.
BTIG reviewed and analyzed certain publicly available information for the below 13 public to public mortgage REIT M&A transactions that were announced subsequent to January 1, 2016, with publicly available information regarding the terms of each transaction.
The following table sets forth the precedent transactions.

Announced Date	Target	Buyer
05/08/26	Two Harbors Investment Corp.	CrossCountry Mortgage
08/09/23	Western Asset Mortgage Capital	AG Mortgage Investment Trust
05/30/23	Arlington Asset Investment	Ellington Financial
02/27/23	Broadmark Realty Capital	Ready Capital
07/26/21	Capstead Mortgage	Benefit Street Partners Realty Trust
04/26/21	Tremont Mortgage Trust	RMR Mortgage Trust
12/07/20	Anworth Mortgage Asset Corp.	Ready Capital
11/07/18	Owens Realty Mortgage	Ready Capital
05/02/18	MTGE Investment Corp.	Annaly Capital Management
04/26/18	CYS Investment	Two Harbors Investment Corp.
04/11/16	Hatteras Financial	Annaly Capital Management
03/02/16	JAVELIN Mortgage	ARMOUR Residential
02/26/16	Apollo Residential Mortgage	Apollo Commercial Real Estate
BTIG selected the precedent transactions based upon its experience and knowledge of companies in the mortgage REIT industry. Although none of the precedent transactions are directly comparable to the Mergers, nor are any of the target companies directly comparable to CHMI, BTIG selected transactions involving target companies with similar characteristics to the characteristics identified above in the selected public comparable company analysis.
BTIG, using its professional judgment and experience, derived from the MRQ BVPS multiples of the selected precedent transactions a range of MRQ BVPS multiples for CHMI of 0.85x to 0.95x. Applying such range of multiples to CHMI’s fully diluted common book value per share as of June 30, 2026 of $3.08, BTIG’s analysis resulted in implied per share equity values for CHMI ranging from $2.62 to $2.93. BTIG compared the results of this analysis to the $3.10 implied value of the Common Stock Merger Consideration. The implied value of the Common Stock Merger Consideration fell above the range of implied per share equity values resulting from this analysis, which was supportive of a conclusion that, as of the date of the BTIG Opinion, the Common Stock Merger Consideration to be received by the holders of CHMI Common Stock (other than holders of Canceled Shares) pursuant to the Merger Agreement was fair, from a financial point of view, to the holders of CHMI Common Stock (other than holders of Canceled Shares).
Because the market conditions, rationale, and circumstances surrounding each of the selected transactions analyzed were specific to each transaction and because of the inherent differences between CHMI’s business, operations and prospects and those of the acquired companies above, BTIG believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the analysis. Accordingly, BTIG also made qualitative judgments concerning the differences between the characteristics of these selected transactions (including market conditions, rationale, and circumstances surrounding each of the transactions, and the timing, type and size of each of the transactions) and the Mergers.
Dividend Discount Analysis.
In order to estimate the present per share value of CHMI Common Stock, BTIG performed a dividend discount analysis of CHMI based on the CHMI Projections. A dividend discount analysis is a valuation methodology used to derive a valuation of an entity by calculating the “present value” of estimated future dividends of the entity. “Present value” refers to the current value of future dividends and is obtained by discounting those future distributable cash flows by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.
Using discount rates ranging from 11.44% to 15.44%, based on the cost of equity (based on the capital asset pricing model), BTIG calculated (i) a range of implied present values of the projected dividends per share that CHMI was forecasted to distribute from the end of the third fiscal quarter of fiscal year 2026 through the end of the fourth fiscal quarter of fiscal year 2029 and (ii) ranges of implied present values of implied terminal values per share for CHMI using two methodologies, one based on price-to-book value multiples and the other based on dividend yields. The implied terminal values per share were derived by (a) applying a range of price-to-book value multiples of 0.85x to 1.05x, based on the average price-to-book value multiple of the selected publicly traded companies, to CHMI’s projected book value per share as of the end of the fourth fiscal quarter of fiscal year 2029 of $2.86 and (b) applying a range of dividend yields of 19.6% to 15.6%, based on the average dividend yield of the selected publicly traded companies, to CHMI’s annualized dividend per share in perpetuity of $0.40. This analysis indicated an implied per share equity value reference range for CHMI of $2.55 to $3.20 using the price-to-book value multiple-based terminal value methodology and an implied per share equity value reference range for CHMI of $2.31 to $2.90 using the dividend yield-based terminal value methodology. BTIG compared the results of this analysis to the $3.10 implied value of the Common Stock Merger Consideration. The implied value of the Common Stock Merger Consideration fell within the range of implied per share equity values resulting from the price-to-book value multiple-based terminal value methodology and above the range of implied per share equity values resulting from the dividend yield-based terminal value methodology, which was supportive of a conclusion that, as of the date of the BTIG Opinion, the Common Stock Merger Consideration to be received by the holders of CHMI Common Stock (other than holders of Canceled Shares) pursuant to the Merger Agreement was fair, from a financial point of view, to the holders of CHMI Common Stock (other than holders of Canceled Shares).
Conclusion
Based upon the foregoing analyses and the assumptions and limitations set forth in full in the text of the BTIG Opinion, BTIG was of the opinion that, as of the date of the BTIG Opinion, and subject to and based on the assumptions made, procedures followed, factors considered, limitations of the review undertaken and qualifications contained in the BTIG Opinion, the Common Stock Merger Consideration to be received by the holders of CHMI Common Stock (other than holders of Canceled Shares) pursuant to the Merger Agreement was fair, from a financial point of view, to the holders of CHMI Common Stock (other than holders of Canceled Shares).
Miscellaneous
As noted above, the discussion under “—Summary of Material Financial Analyses” represents a summary of the material financial analyses presented by BTIG to the CHMI Board in connection with the BTIG Opinion and is not a comprehensive description of all analyses undertaken by BTIG in connection with the BTIG Opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to partial analysis or summary description. BTIG believes that its analyses summarized above must be considered as a whole. BTIG further believes that selecting portions of its analyses and the factors considered or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying BTIG’s analyses and the BTIG Opinion. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that such analysis was given greater weight than any other analysis referred to in the summary.
In performing its analyses, BTIG considered industry performance, general business and economic conditions and other matters, many of which are beyond the control of CHMI. The estimates of the future performance of CHMI in or underlying BTIG’s analyses are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those estimates or those suggested by BTIG’s analyses. These analyses were prepared solely as part of BTIG’s analysis of the fairness, from a financial point of view, as of August 9, 2026, of the Common Stock Merger Consideration to be received by the holders of CHMI

Common Stock (other than holders of Canceled Shares) pursuant to the Merger Agreement, and were provided to the CHMI Board in connection with the delivery of the BTIG Opinion. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities have traded or may trade at any time in the future. Accordingly, the estimates used in, and the ranges of valuations resulting from, any particular analysis described above are inherently subject to substantial uncertainty and should not be taken to be BTIG’s view of the actual value of CHMI.
The type and amount of consideration payable in the Mergers was determined through negotiations between CHMI and MITT rather than by any financial advisor, and was approved by the CHMI Board. The decision to enter into the Merger Agreement was solely that of the CHMI Board. As described above, the BTIG Opinion and analyses were only one of many factors considered by the CHMI Board in its evaluation of the Mergers and should not be viewed as determinative of the views of the CHMI Board with respect to the Mergers or the Common Stock Merger Consideration.
BTIG acted as financial advisor to the CHMI Board in connection with the Mergers. As compensation for its services to the CHMI Board, BTIG is entitled to receive from CHMI aggregate compensation of approximately $2.5 million, of which $500,000 became payable upon the delivery of the BTIG Opinion to the CHMI Board on August 9, 2026, with the remainder of this fee to become payable upon consummation of the proposed Mergers. In addition, CHMI has agreed to reimburse BTIG for its expenses and to indemnify BTIG against certain liabilities arising out of its engagement.
BTIG, as part of its investment banking business, is continuously engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for corporate and other purposes.
In the two years prior to the date of the BTIG Opinion, BTIG and its affiliates have provided financial advisory or investment banking services to CHMI, for which BTIG has received compensation of less than $150,000. In the two years prior to the date of the BTIG Opinion, BTIG and its affiliates have acted as a placement agent in connection with the establishment of an at-the-market equity offering program of MITT and its affiliates and received customary expense reimbursement for the rendering of these services. BTIG and its affiliates may seek to provide financial advisory or investment banking services to CHMI, MITT or any of their respective affiliates in the future, and would expect to receive customary fees for the rendering of any such services. BTIG and its affiliates provide investment banking and other services to a wide range of persons from which conflicting interests or duties may arise. BTIG, its affiliates, directors, members, managers, employees and officers may at any time hold long or short positions, and may trade or otherwise structure and effect transactions in debt or equity securities or loans of MITT, CHMI or any other company that may be involved in the Mergers.
Certain MITT Unaudited Prospective Financial Information
Although MITT, from time to time, may provide guidance for certain expected financial results in its regular earnings communications and other investor materials, MITT does not as a matter of course make public long-term projections as to future performance, earnings or other results due to, among other reasons, the inherent uncertainty and subjectivity of the underlying assumptions and estimates. Such projections inherently become subject to substantially greater uncertainty as they extend further into the future. As a result, neither MITT nor CHMI can give you any assurance that actual results will not differ materially from the unaudited prospective financial information included in this joint proxy statement/prospectus. However, in connection with the Company Merger, MITT’s management prepared and provided to the MITT Board in connection with its evaluation of the transaction, to its financial advisor, Piper Sandler, including in connection with Piper Sandler’s financial analysis described above under the section entitled “—Opinion of MITT’s Financial Advisor,” and to CHMI and its representatives certain non-public, unaudited estimates, including, but not limited to, estimated earnings available for distribution per share, adjusted book value per share and dividends per share for the fiscal years ending 2026 through 2028, which we refer to, collectively, as the “MITT Projections.”
The below summary of the MITT Projections is included for the sole purpose of providing MITT stockholders and CHMI stockholders access to a summary of certain non-public information that was furnished to certain parties in connection with the Company Merger, and such information may not be appropriate for other purposes, and is not included to influence the investment or voting decision of any MITT stockholder or CHMI stockholder.
The MITT Projections were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with GAAP, the published guidelines of the SEC regarding projections and forward-looking statements, or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentations of financial projections, but in the view of MITT’s management, were reasonably prepared in good faith on a basis reflecting the best available estimates and judgments at the time of preparation, and presented as of the time of preparation, to the best of MITT’s management’s knowledge and belief, the expected future financial performance of MITT. The inclusion of the summary of the MITT Projections should not be regarded as an indication that such information is factual or necessarily predictive of actual future events or results and such information should not be relied upon as such, and readers of this joint proxy statement/prospectus are cautioned not to rely on the MITT Projections for any purpose. The prospective financial information included in the MITT Projections included in this section under the heading “Certain MITT Unaudited Prospective Financial Information” has been prepared by, and is the responsibility of, MITT’s management. Deloitte & Touche LLP has not audited, reviewed, examined, compiled nor applied agreed-upon procedures with respect to the accompanying prospective financial information and, accordingly, Deloitte & Touche LLP does not express an opinion or any other form of assurance with respect thereto. The Deloitte & Touche LLP report included in MITT’s Annual Report on Form 10-K for the year ended December 31, 2025, incorporated by reference in this joint proxy statement/prospectus, relates to MITT’s previously issued financial statements. It does not extend to the prospective financial information and should not be read to do so. Furthermore, the MITT Projections do not take into account any circumstances or events occurring after the date they were prepared, and the unaudited prospective financial information may vary significantly from subsequent forecasts, financial plans, guidance and/or actual results.
While presented with numeric specificity, this unaudited prospective financial information is forward-looking information that was based on numerous variables and assumptions (including assumptions related to MITT’s portfolio, interest rates, industry performance and general business, economic, market and financial conditions, as well as additional matters specific to MITT’s business) that are inherently highly subjective, uncertain and beyond the control of MITT. The assumptions underlying the unaudited prospective financial information may not prove to have been, or may no longer be, accurate. Important factors that may affect actual results and cause this unaudited prospective financial information not to be achieved include, but are not limited to, risks and uncertainties relating to MITT’s business (including its ability to achieve strategic goals, objectives and targets over applicable periods), changes in MITT’s portfolio, actual credit performance of MITT’s portfolio, changes in interest rates, industry performance, general business and economic conditions and other factors described in the sections entitled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors.” This unaudited prospective financial information also reflects numerous variables, expectations and assumptions available at the time they were prepared as to certain business decisions that are subject to change. As a result, actual results may differ materially from those contained in this unaudited prospective financial information. Accordingly, no assurance can be given that the projected results summarized below will be realized. MITT stockholders and CHMI stockholders are urged to review MITT’s most recent SEC filings for a description of the reported and anticipated results of operations and financial condition and capital resources, including those discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in MITT’s Annual Report on Form 10-K for the year ended December 31, 2025 and MITT’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2026 and June 30, 2026, which are incorporated by reference into this joint proxy statement/prospectus.
The inclusion of this information should not be regarded as an indication that MITT, the MITT Board, CHMI, the CHMI Board, Piper Sandler, BTIG or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future results. None of MITT, CHMI or their respective directors, officers, affiliates, advisors or other representatives can give any assurance that actual results will not differ materially from this unaudited prospective financial information.
NONE OF MITT, CHMI OR THEIR RESPECTIVE AFFILIATES, ADVISORS, OFFICERS, DIRECTORS OR OTHER REPRESENTATIVES UNDERTAKES ANY OBLIGATION TO UPDATE OR OTHERWISE REVISE OR RECONCILE THE BELOW UNAUDITED PROSPECTIVE FINANCIAL

INFORMATION TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE THIS UNAUDITED PROSPECTIVE FINANCIAL INFORMATION WAS GENERATED OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH INFORMATION ARE SHOWN TO BE IN ERROR. SINCE THE UNAUDITED PROSPECTIVE FINANCIAL INFORMATION COVERS MULTIPLE YEARS, SUCH INFORMATION BY ITS NATURE BECOMES SUBJECT TO SUBSTANTIALLY GREATER UNCERTAINTY WITH EACH SUCCESSIVE YEAR.
MITT and CHMI may calculate certain non-GAAP financial metrics using different methodologies. Consequently, the financial metrics presented in each company’s prospective financial information disclosures and in the sections of this joint proxy statement/prospectus with respect to the opinions of the financial advisors to MITT and CHMI may not be directly comparable to one another.
None of MITT, CHMI or their respective affiliates, advisors, officers, directors or other representatives has made or makes any representation to CHMI or any MITT stockholder or CHMI stockholder, in the Merger Agreement or otherwise, concerning the unaudited prospective financial information, or regarding MITT’s ultimate performance compared to the unaudited prospective financial information, or that the projected results will be achieved. In light of the foregoing factors, the uncertainties inherent in the unaudited prospective financial information, and the fact that the MITT special meeting and CHMI special meeting will be held several months after the financial projections were prepared, MITT stockholders and CHMI stockholders are cautioned not to place any reliance on such information and to review MITT’s most recent SEC filings for a description of MITT’s reported financial results.
MITT Projections
The MITT Projections were based on numerous variables and assumptions, including the following: (i) the composition of and yields on the investment portfolio and securitized debt; (ii) the timing and amount of capital invested and equity returns achieved on capital invested; (iii) the amount of leverage on the investment portfolio and the cost of variable rate financing based on a forward interest rate curve; (iv) the size of the interest rate swap portfolio and the related earnings based on a forward interest rate curve; (v) loan origination volumes and gain on sale margins at Arc Home; (vi) the amount of expenses incurred; (vii) no mark-to-market changes in the fair value of the investment portfolio, securitized debt and interest rate swap portfolio; (viii) no stock issuances or share repurchases; (ix) the declaration of preferred stock dividends; and (x) the declaration of a common stock dividend consistent with MITT’s current dividend level.
The MITT Projections were provided to the MITT Board, MITT’s financial advisor, Piper Sandler, CHMI and CHMI’s financial advisor, BTIG. The following table presents a summary of the MITT Projections for the fiscal years ending 2026 through 2028.

	For the Year Ended December 31,
	2026	2027	2028
Earnings Available for Distribution per Share(1)	$0.95	$1.18	$1.22
Book Value per Share (end of period)(2)	$9.95	$10.11	$10.30
Dividends per Share	$0.96	$0.96	$0.96
(1)Earnings Available for Distribution per Share is a non-GAAP measure that MITT defines as Net Income/(loss) available to common stockholders excluding (i) (a) unrealized gains/(losses) on loans, real estate securities, derivatives and other investments, inclusive of MITT’s investment in AG Arc and Arc Home’s net mortgage servicing rights, and (b) net realized gains/(losses) on the sale or termination of such instruments, (ii) any transaction related expenses incurred in connection with the acquisition, disposition, or securitization of MITT’s investments, (iii) the income tax effect on non-EAD income/(loss) items, and (iv) certain other nonrecurring gains or losses.
(2)Book value per common share is calculated using stockholders’ equity less the liquidation preference of $228.0 million on MITT’s issued and outstanding preferred stock as the numerator.

Certain CHMI Unaudited Prospective Financial Information
CHMI does not as a matter of course make public long-term projections as to future performance, earnings or other results due to, among other reasons, the inherent uncertainty and subjectivity of the underlying assumptions and estimates. Such projections inherently become subject to substantially greater uncertainty as they extend further into the future. As a result, neither CHMI nor MITT can give you any assurance that actual results will not differ materially from the unaudited prospective financial information included in this joint proxy statement/prospectus. However, in connection with the Mergers, CHMI’s management prepared certain unaudited prospective financial information regarding the financial condition and results of operations of CHMI and its subsidiaries for fiscal years 2026 through 2029, which we refer to as the “Initial CHMI Projections.” The Initial CHMI Projections for the year ending December 31, 2026 took into account the financial condition and results of operations of CHMI and its subsidiaries as of and for the three months ended March 31, 2026. The Initial CHMI Projections were provided to the CHMI Board, MITT, CHMI’s financial advisor, BTIG, and MITT’s financial advisor, Piper Sandler. As discussed in the section entitled “The Mergers—Background of the Mergers” beginning on page 74, CHMI’s management prepared certain updated unaudited prospective financial information regarding the financial condition and results of operations of CHMI and its subsidiaries for fiscal years 2026 through 2029, which we refer to as the “Updated CHMI Projections.” The Updated CHMI Projections for the year ending December 31, 2026 take into account the financial condition and results of operations of CHMI and its subsidiaries as of and for the six months ended June 30, 2026. The Updated CHMI Projections for all fiscal years presented take changes in the one-month SOFR forward interest rate curve. The Updated CHMI Projections were provided to the CHMI Board, MITT, CHMI’s financial advisor, BTIG, and MITT’s financial advisor, Piper Sandler. The below summary of the Initial CHMI Projections and the Updated CHMI Projections is included for the sole purpose of providing CHMI stockholders and MITT stockholders access to a summary of certain non-public information that was provided to the CHMI Board, CHMI’s financial advisor, BTIG, MITT and MITT’s financial advisor, Piper Sandler, in connection with the Mergers, and such information may not be appropriate for other purposes, and is not included to influence the investment or voting decision of any CHMI stockholder or MITT stockholder.
The Initial CHMI Projections and the Updated CHMI Projections were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with GAAP, the published guidelines of the SEC regarding projections and forward-looking statements, or the guidelines established by the American Institute of Certified Public Accountants for the preparation and presentation of financial projections, but in the view of CHMI’s management, were prepared on a reasonable basis, reflect the best currently available estimates and judgments and present, to the best of CHMI’s management’s knowledge and belief, the expected course of action and the expected future financial performance of CHMI. However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this joint proxy statement/prospectus are cautioned not to place undue reliance on the prospective financial information included in the CHMI Projections. The prospective financial information included in the Initial CHMI Projections and the Updated CHMI Projections appearing in this section under the heading “—CHMI Projections” has been prepared by, and is the responsibility of, CHMI’s management. Ernst & Young LLP, CHMI’s independent registered public accounting firm, has not audited, reviewed, examined, compiled nor applied agreed-upon procedures with respect to the accompanying prospective financial information and, accordingly, Ernst & Young LLP does not express an opinion or any other form of assurance with respect thereto. The Ernst & Young LLP opinion included in CHMI’s Annual Report on Form 10-K for the year ended December 31, 2025, which is incorporated by reference into this joint proxy statement/prospectus (See “Where You Can Find More Information and Incorporation by Reference”), relates to CHMI’s previously issued financial statements. It does not extend to the prospective financial information and should not be read to do so. Furthermore, the Initial CHMI Projections and the Updated CHMI Projections do not take into account any circumstances or events occurring after the date they were prepared, and the unaudited prospective financial information may vary significantly from subsequent forecasts, financial plans, guidance and/or actual results.
While presented with numeric specificity, the unaudited prospective financial information set forth below under the heading “—CHMI Projections” is forward-looking information that was based on numerous variables and assumptions (including assumptions related to the overall performance of the CHMI investment portfolio, investment acquisitions, investment dispositions, hedging strategies, market interest rates, relative industry performance and general business, economic, market and financial conditions, as well as additional matters specific to CHMI’s business) that are inherently highly subjective, uncertain and beyond the control of CHMI. The assumptions underlying the unaudited prospective financial information may not prove to have been, or may no longer be, accurate. Important factors that may affect actual results and cause this unaudited prospective financial information not to be achieved include, but are not limited to, risks and uncertainties relating to CHMI’s business (including its ability to achieve strategic goals, objectives and targets over applicable periods), changes in the CHMI portfolio, changes in interest rates, industry performance, general business and economic conditions and other factors described in the sections entitled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors.” This unaudited prospective financial information also reflects numerous variables, expectations and assumptions available at the time they were prepared as to certain business decisions that are subject to change. As a result, actual results may differ materially from those contained in this unaudited prospective financial information. Accordingly, no assurance can be given that the projected results summarized below will be realized. CHMI stockholders and MITT stockholders are urged to review the most recent SEC filings of CHMI for a description of the reported results of operations and financial condition and capital resources, including those in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in CHMI’s Annual Report on Form 10-K for the year ended December 31, 2025, and its Quarterly Report on Form 10-Q for the quarter ended June 30, 2026, both of which are incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information and Incorporation by Reference.”
The inclusion of the unaudited prospective financial information included in the Initial CHMI Projections and the Updated CHMI Projections should not be regarded as an indication that CHMI, the CHMI Board, MITT, the MITT Board, BTIG, Piper Sandler or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future results. None of CHMI, MITT or their respective directors, officers, affiliates, advisors or other representatives can give any assurance that actual results will not differ materially from this unaudited prospective financial information.
NONE OF CHMI, MITT OR THEIR RESPECTIVE AFFILIATES, ADVISORS, OFFICERS, DIRECTORS OR OTHER REPRESENTATIVES UNDERTAKES ANY OBLIGATION TO UPDATE OR OTHERWISE REVISE OR RECONCILE THE BELOW UNAUDITED PROSPECTIVE FINANCIAL INFORMATION TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE THIS UNAUDITED PROSPECTIVE FINANCIAL INFORMATION WAS GENERATED OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH INFORMATION ARE SHOWN TO BE IN ERROR. SINCE THE UNAUDITED PROSPECTIVE FINANCIAL INFORMATION COVERS MULTIPLE YEARS, SUCH INFORMATION BY ITS NATURE BECOMES SUBJECT TO SUBSTANTIALLY GREATER UNCERTAINTY WITH EACH SUCCESSIVE YEAR.
CHMI and MITT may calculate certain non-GAAP financial metrics, including Earnings Available for Distribution, which we refer to as “EAD,” using different methodologies. Consequently, the financial metrics presented in each company’s prospective financial information disclosures and in the sections of this joint proxy statement/prospectus with respect to the opinions of the financial advisors to CHMI and MITT may not be directly comparable to one another. Further, EAD is a “non-GAAP financial measure” as set forth in Item 10(e) of Regulation S-K and should not be considered as alternatives to net income or loss (determined in accordance with GAAP) or any other GAAP financial measures or as an indication of CHMI’s or MITT’s performance. None of these non-GAAP measures represents cash generated from operating activities determined in accordance with GAAP. The below unaudited prospective financial information should be considered together with, and not as an alternative to, financial measures prepared in accordance with GAAP. SEC rules that may otherwise require a reconciliation of a non-GAAP financial measure to a GAAP financial measure do not apply to non-GAAP financial measures provided to directors or a financial advisor (such as the below unaudited prospective financial information) in connection with a proposed transaction such as the Mergers when the disclosure is included in a document such as this joint proxy statement/prospectus. In addition, reconciliations of non-GAAP financial measures to GAAP financial measures were not relied upon by BTIG for purposes of its opinion, by the CHMI Board in connection with its consideration of the Mergers, by Piper Sandler for purposes of its opinion or by the MITT Board in connection with its consideration of the Mergers. Accordingly, CHMI has not provided a reconciliation of the non-GAAP financial measures to the relevant GAAP financial measures.

CHMI has not made and makes no representation to MITT or any CHMI stockholder or any MITT stockholder, in the Merger Agreement or otherwise, concerning the unaudited prospective financial information, or regarding CHMI’s ultimate performance compared to the unaudited prospective financial information, or that the projected results will be achieved. In light of the foregoing factors and the uncertainties inherent in the unaudited prospective financial information, CHMI urges all CHMI stockholders and MITT stockholders not to place undue reliance on such information and to review CHMI’s most recent SEC filings for a description of CHMI’s reported financial results.
CHMI Projections
The Initial CHMI Projections and the Updated CHMI Projections were based on numerous variables and assumptions, including the following: (i) the actual financial condition and results of operations of CHMI and its subsidiaries as of and for the three months ended March 31, 2026 in the case of the Initial CHMI Projections for the fiscal year ending December 31, 2026; (ii) the actual financial condition and results of operations of CHMI and its subsidiaries as of and for the six months ended June 30, 2026 in the case of the Updated CHMI Projections; (iii) the composition of and yields on CHMI’s investment portfolio; (iv) the timing and amount of capital invested and equity returns achieved on capital invested; (v) the amount of leverage on the investment portfolio and the cost of variable rate financing based on a forward interest rate curve (assumptions with respect to the forward interest rate curve were updated when CHMI’s management prepared the Updated CHMI Projections); (vi) the amount of realized and unrealized gains or losses; (vii) no issuances or repurchases of shares of capital stock; (viii) the declaration and payment of quarterly cash dividends on the CHMI Preferred Stock, with the amount of quarterly cash dividends on the CHMI Series B Preferred Stock based on a forward interest rate curve (assumptions with respect to the forward interest rate curve were updated when CHMI’s management prepared the Updated CHMI Projections); and (ix) the declaration and payment of quarterly cash dividends on the CHMI Common Stock consistent with CHMI’s current dividend of $0.10 per quarter.
The Initial CHMI Projections and the Updated CHMI Projections were provided to the CHMI Board, CHMI’s financial advisor, BTIG, MITT and MITT’s financial advisor, Piper Sandler. The following table presents a summary of the Initial CHMI Projections and the Updated CHMI Projections for the fiscal years ending 2026 through 2029.

	For the Year Ended December 31,
	2026E	2027E	2028E	2029E
Initial CHMI Projections:
Earnings Available for Distribution Per Share(1)	$0.45	$0.34	$0.22	$0.12
Book Value Per Common Share(2)	$3.02	$3.10	$3.16	$3.15
Dividends Per Common Share	$0.40	$0.40	$0.40	$0.40
Updated CHMI Projections:
Earnings Available for Distribution Per Share(1)	$0.47	$0.27	$0.18	$0.13
Book Value Per Common Share(2)	$2.98	$2.91	$2.89	$2.86
Dividends Per Common Share	$0.40	$0.40	$0.40	$0.40
(1) CHMI’s projected amount of Earnings Available for Distribution Per Share for the year ending December 31, 2026 includes historical amounts of Earnings Available for Distribution Per Share for the first six months of 2026. Earnings Available for Distribution is a non-GAAP financial measure that CHMI defines as GAAP net income (loss), excluding realized gain (loss) on RMBS, unrealized gain (loss) on RMBS measured at fair value through earnings, realized and unrealized gain (loss) on derivatives, realized gain (loss) on acquired assets, realized and unrealized gain (loss) on investments in MSRs (net of any estimated MSR amortization), credit loss and impairment on other assets, transaction related expenses and any tax expense (benefit) on realized and unrealized gain (loss) on MSRs and other non-EAD income (loss) items. MSR amortization refers to the portion of the change in fair value of the MSR that is primarily due to the realization of cashflows, runoff resulting from prepayments and an adjustment for any gain or loss on the capital used to purchase the MSR. EAD also includes interest rate swap periodic interest income (expense) and drop income on TBA dollar roll transactions, which are included in “Realized gain (loss) on derivatives, net” on CHMI’s consolidated statements of income (loss). EAD attributable to CHMI common stockholders is adjusted to exclude outstanding CHMI LTIP Units and dividends paid on the CHMI Preferred Stock.
(2) Book Value Per Common Share is calculated using CHMI’s stockholders’ equity less the aggregate liquidation preference of the outstanding CHMI Preferred Stock of $109.6 million.

Interests of MITT’s Directors and Executive Officers in the Company Merger
In considering the recommendation of the MITT Board to approve the MITT Common Stock Issuance Proposal, MITT stockholders should be aware that certain executive officers and directors of MITT have certain interests in the Company Merger that may be different from, or in addition to, the interests of MITT stockholders generally and that may present actual or potential conflicts of interest. The MITT Board was aware of these interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the transactions contemplated thereby.
Following the consummation of the Company Merger, all of the current directors of the MITT Board are expected to continue as directors of the board of directors of the Combined Company, and two directors on the CHMI Board are expected to be appointed to the board of directors of the Combined Company.
The Combined Company will continue to be managed by MITT Manager under the terms of the MITT Management Agreement. Under the MITT Management Agreement, as amended by the MITT Management Agreement Amendment, MITT Manager provides the day-to-day management of MITT’s business, including providing MITT with its executive officers and all other personnel necessary to support its operations. In exchange for its services, MITT pays MITT Manager a management fee and reimburses it for certain expenses incurred by it and its affiliates in rendering management services to MITT.
The MITT Management Agreement and the MITT Management Agreement Amendment were negotiated between related parties, and the terms, including fees and other amounts payable, may not be as favorable to MITT as if they had been negotiated with an unaffiliated third party.
Pursuant to the MITT Management Agreement, MITT pays MITT Manager a base management fee calculated and payable quarterly in arrears equal to 1.5% per annum of its stockholders’ equity. Following the Company Merger, MITT stockholders’ equity will include the additional equity attributable to the acquisition of CHMI and, thus, the amount of the management fees payable to MITT Manager may also increase, which gives MITT Manager (and, therefore, MITT’s management) an incentive, not shared by MITT stockholders, to negotiate and effect the Mergers, possibly on terms less favorable to MITT than would otherwise have been achieved.
Contemporaneously with the execution of the Merger Agreement, MITT and MITT Manager entered into the MITT Management Agreement Amendment. The MITT Management Agreement Amendment will become effective automatically upon the Closing of the Company Merger, and will have no force and effect if the Closing does not occur. The MITT Management Agreement Amendment makes certain changes to the existing MITT Management Agreement, including, (i) updating the calculation of the “Equity Hurdle Base” to be based on MITT’s book value immediately after the Effective Time, (ii) updating the income component of the incentive fee from “Adjusted Net Income” to “Earnings Available for Distribution,” (iii) updating the calculation mechanics of the incentive fee to a rolling four quarter basis, (iv) providing that no incentive fee shall be payable with respect to any calendar quarter unless Earnings Available for Distribution for the twelve most recently completed calendar quarters is greater than zero, (v) that the termination fee will be three times the sum of the average annual base management fee and the average annual incentive fee during the prior 24-month period, and (vi) providing that the incentive fee will be calculated quarterly and payable annually. The incentive fee will continue to be payable in cash, or, at the option of MITT’s Board, shares of MITT’s common stock or a combination of cash and shares, provided that no more than 50% of the incentive fee may be paid in shares of MITT’s common stock without MITT Manager’s consent.
Interests of CHMI’s Directors and Executive Officers in the Mergers
In considering the CHMI Board’s recommendation to vote to approve the CHMI Merger Proposal and the CHMI Compensation Proposal, CHMI stockholders should be aware that CHMI’s directors and executive officers have interests in the Mergers that may be different from, or in addition to, the interests of CHMI common stockholders generally. These interests are discussed below. The CHMI Board was aware of these interests and considered them, among other matters, in (i) evaluating and reaching its decision to approve the Merger Agreement and the transactions contemplated thereby, including the Company Merger, (ii) determining such transactions are advisable, fair and in the best interests of CHMI and CHMI’s common stockholders and (iii) resolving to recommend that CHMI common stockholders vote to approve the CHMI Merger Proposal and the CHMI Compensation Proposal.
Certain Assumptions
Except as otherwise noted, for purposes of quantifying the potential payments and benefits described in this section, CHMI has assumed the following:
1.Completion of the Mergers constitutes a change in control for purposes of the CHMI Equity Awards.
2.The Company Merger Effective Time occurs on August 31, 2026, which is the assumed date of the Company Merger Effective Time solely for purposes of the disclosure in this section.
3.The relevant price per share of CHMI Common Stock is $2.884 (rounded to $2.88), which is the average closing price per share of CHMI Common Stock as reported on the NYSE over the first five business days following the public announcement of the Mergers, beginning on, and including, August 10, 2026, rounded to the nearest whole cent, which we refer to as the “5-Day Average Price.”
4.Each executive officer has a “qualifying termination” of employment (as described below) immediately following the Company Merger Effective Time for purposes of the Cherry Hill Mortgage Investment Corporation Executive Severance Plan, which we refer to as the “CHMI Executive Severance Plan.”
5.Achievement of performance goals at target performance levels with respect to certain cash bonuses payable to CHMI executive officers and achievement of performance goals at maximum performance levels with respect to certain CHMI Equity Awards held by CHMI executive officers.
6.The quantification of CHMI Equity Awards set forth below is calculated based on the unvested CHMI Equity Awards held by each named executive officer and non-employee director as of August 31, 2026, the latest practicable date before the filing of this proxy statement/prospectus, and assumes that such awards remain unvested and outstanding as of immediately prior to the Company Merger Effective Time.
7.No payments, accelerated vesting or other benefits expected to be paid to, or received, by the named executive officers are subject to the 280G Cutback (as defined below).
The amounts indicated below are estimates based on multiple assumptions that may or may not occur or be accurate as of the date referenced. The actual amounts, if any, that may be paid or become payable may differ materially from the amounts set forth below.
Treatment of CHMI Equity Awards
Pursuant to the Merger Agreement:
•Each CHMI RSU Award and each CHMI PSU Award, whether vested or unvested, that is outstanding immediately prior to the Company Merger Effective Time, will automatically vest (to the extent not yet vested) and be settled in shares of CHMI Common Stock immediately prior to the Company Merger Effective Time, with the number of shares determined under the applicable award agreement (assuming maximum performance for the performance goals applicable to each CHMI PSU Award), net settled in respect of applicable withholding taxes. Such shares will be treated as outstanding shares of CHMI Common Stock entitled to receive the Common Stock Merger Consideration.
•Each award of shares of restricted CHMI Common Stock, which we refer to as the “CHMI Restricted Stock Awards,” that is outstanding immediately prior to the Company Merger Effective Time will fully vest and all restrictions thereon will lapse at such time, and will be net settled in respect of applicable withholding taxes, if any, and the remaining shares of CHMI Common Stock will receive the Common Stock Merger Consideration.

•Immediately prior to the Partnership Merger Effective Time, all outstanding CHMI LTIP Units will be converted into shares of CHMI Common Stock pursuant to the terms of the CHMI Operating Partnership Agreement, which shares will be entitled to receive the Common Stock Merger Consideration.
The CHMI RSU Awards and CHMI PSU Awards held by Messrs. Lown and Evans and Ms. Patel were granted in 2026 under CHMI’s 2023 Equity Incentive Plan as part of the long-term equity incentive component of the 2026 Executive Compensation Plan. Under the terms of their grants, the CHMI RSU Awards vest ratably over a three-year period beginning on the first anniversary of the grant date, and the CHMI PSU Awards are earned, if at all, based on total shareholder return metrics measured over a three-year performance period. Ms. Healey’s CHMI RSU Awards were granted under the 2023 Equity Incentive Plan in February 2026 in connection with the terms of her offer letter and vest in full on February 10, 2027. Ms. Patel received a grant of RSUs under the 2023 Equity Incentive Plan in 2024 prior to her appointment as Chief Financial Officer and Treasurer. No CHMI RSU Awards or CHMI PSU Awards were granted to any other executive officers in either 2024 or 2025. Messrs. Lown and Evans and Ms. Patel were granted LTIP Units in January 2024, which vest ratably over a three-year period beginning on the first anniversary of the grant date.
Any amounts relating to dividend equivalent rights, if any, granted with respect to unvested CHMI RSU Awards, CHMI PSU Awards and CHMI Restricted Stock Awards that are accrued but unpaid as of the Company Merger Effective Time will be paid immediately prior to the Company Merger Effective Time. In connection with the accelerated vesting of unvested CHMI Equity Awards, CHMI estimates that the aggregate amount of dividend equivalent payments that will be made to CHMI’s executive officers is $89,621.
The following table depicts, for each executive officer and non-employee director of CHMI, (i) the number of shares of CHMI Common Stock underlying unvested CHMI RSU Awards, unvested CHMI PSU Awards, unvested CHMI Restricted Stock Awards and unvested CHMI LTIP Units held by such individual that are expected to vest and settle as a result of the Mergers as of the date of this proxy statement/prospectus; and (ii) the estimated value of such awards (on a pre-tax basis) as a result of the Mergers, based on the assumptions described above. Depending on when the Mergers are completed, certain awards that are outstanding as of the date hereof and included in the table below may vest pursuant to their terms, independent of the Mergers. The actual value of the unvested CHMI Equity Awards (including the CHMI LTIP Units) cannot be determined with any certainty until the actual acceleration and the Closing occur.

Name	CHMI RSU Awards (#)	Value ($)	CHMI PSU Awards (#)	Value ($)	CHMI Restricted Stock Awards (#)	Value ($)	CHMI LTIP Units (#)	Value ($)
Executive Officers:
Jeffrey B. Lown II, President and Chief Executive Officer	170,455	491,592	348,838	1,006,049	‒	‒	3,900	11,248
Julian D. Evans, Chief Investment Officer	104,167	300,418	213,178	614,805	‒	‒	4,875	14,060
Apeksha Patel, Chief Financial Officer and Treasurer	87,091	251,171	155,038	447,130	‒	‒	3,250	9,373
Susan Healey, General Counsel and Secretary	24,414	70,410	‒	‒	‒	‒	‒	‒
Non-Employee Directors:
Robert C. Mercer, Jr.	‒	‒	‒	‒	42,017	121,177	‒	‒
Sharon L. Cook	‒	‒	‒	‒	42,017	121,177	‒	‒
Dale S. Hoffman	‒	‒	‒	‒	42,017	121,177	‒	‒
Joseph Murin	‒	‒	‒	‒	42,017	121,177	‒	‒
Indemnification and Insurance.
CHMI has entered into indemnification agreements with each of its current directors providing for the maximum indemnification permitted under Maryland law. Pursuant to the terms of the Merger Agreement, these indemnification agreements will be assumed by the Surviving Entity following the Company Merger Effective Time and will continue in full force and effect in accordance with their terms.
In addition, pursuant to the Merger Agreement, for a period of six years from the Company Merger Effective Time, MITT will cause a prepaid “tail” directors’ and officers’ liability insurance policy to be maintained. Such policy will provide for coverage for acts, omissions or events occurring or alleged to have occurred at or prior to the Company Merger Effective Time and will be no less favorable than CHMI’s existing directors’ and officers’ insurance policy, with a claims period of six years from the Company Merger Effective Time. However, the aggregate premium for such tail policy shall not exceed 300% of the annual premium paid by CHMI for such insurance as of the date of the Merger Agreement. For additional information, see “The Merger Agreement—Covenants and Agreements—Indemnification and Insurance.”
CHMI Executive Severance Plan
CHMI maintains the CHMI Executive Severance Plan to provide the terms and conditions relating to the CHMI executive officers’ separation from service from CHMI, to retain highly qualified individuals as executives and to maintain the focus of its executive officers on CHMI’s business and to mitigate distractions caused by the possibility that the executive’s employment may be terminated. CHMI does not have employment agreements with any of its named executive officers, and the CHMI Executive Severance Plan is the only agreement between CHMI and such executive officers providing for termination-related cash severance benefits.

The CHMI Executive Severance Plan covers regular full-time employees of CHMI or any Affiliate who is serving as the Chief Executive Officer, the Chief Financial Officer, the Chief Investment Officer, SVP of Mortgage Servicing, and the General Counsel or the Chief Legal Officer of the CHMI. The benefits payable to a participant under the CHMI Executive Severance Plan depend on whether or not the participant incurs a termination of employment that constitutes a “qualifying termination.” For purposes of the CHMI Executive Severance Plan, the following definitions apply:
•“qualifying termination” means either (i) a termination of a participant’s employment by CHMI without “cause” (but not including a termination due to death or permanent disability) or (ii) a voluntary termination of a participant’s employment by the participant for “good reason.”
•“cause” means (i) the participant’s conviction of (or pleading guilty or nolo contendere to) a felony or crime involving moral turpitude, (ii) an act or failure to act by the participant which in either case constitutes fraud involving the assets of CHMI or any of its subsidiaries, dishonesty involving the assets of CHMI or any of its subsidiaries or that is significantly detrimental to the business reputation of CHMI or (iii) the participant’s failure to perform the responsibilities and obligations associated with the participant’s position.
•“good reason” means the occurrence, without a participant’s prior written consent, of either (i) a significant reduction of the participant’s responsibilities or status or (ii) a reduction in the participant’s salary, bonus potential, or a material reduction of benefits unless part of a broad-based change in CHMI’s benefit programs, provided that the conditions described in each of clauses (i) and (ii) must constitute a material negative change to the participant in the service relationship, as that phrase is used in Treasury Regulation §1.409A‑1(n)(2)(i). In order for a termination to constitute a termination for "good reason," the participant must provide written notice to CHMI within 90 days after the occurrence of the event constituting good reason. CHMI then has a 30-day period following receipt of such notice to cure the condition. If the condition is cured within such period, the participant will not be entitled to a severance payment.
•“severance payment” means a lump-sum cash payment equal to the total of (A) and (B):
o(A) is an amount equal to a participant’s “severance multiple” (2.5x for the Chief Executive Officer (Mr. Lown) and 1.5x for all other participants in the CHMI Executive Severance Plan) multiplied by such participant's annual compensation (total of salary plus target bonus or, if no target has been set, the participant’s 3-year average annual non-equity incentive compensation or, if fewer, the number of full fiscal years the participant was employed prior to termination). Each named executive officer has a target bonus for 2026 as described in the section entitled “Cash Bonuses Payable to CHMI Executive Officers” below.
o(B) is, to the extent such participant participates in CHMI’s health and/or dental plans as of such participant’s separation date, an amount equal to 12 months of health and/or dental premium payments as determined under Section 4980B of the Code and Sections 601-609 of the Employee Retirement Income Security Act of 1974, as amended, which we refer to as “ERISA,” and determined for such participant based on such participant’s elections as in effect on such participant’s separation date, which we refer to as the “Healthcare Continuation Amount.”
In the event that a participant incurs a termination of employment that constitutes a “qualifying termination,” subject to such participant’s compliance with his or her obligations as set forth in the CHMI Executive Severance Plan, including, but not limited to, such participant’s obligation to timely sign and not revoke a waiver and release of claims against CHMI and its affiliates, CHMI (or its successor) will pay in cash a “severance payment” to such participant within the 60-day period following such participant’s separation date. Any other rights and benefits of a participant which may be available pursuant to any employee benefits plans, policies, and practices of CHMI will be determined in accordance with the applicable terms and provisions of such plans, policies, and practices as in effect on such participant’s separation date.
Under the terms of the CHMI Executive Severance Plan, the severance payment is subject to the participant’s timely execution and non-revocation of a waiver and release of claims in favor of the Company and its affiliates. The release must become irrevocable no later than 60 days following the date of the participant's separation from service; if the release does not become effective within such period, the participant's right to severance benefits is forfeited in its entirety. In the event that the 60-day release consideration period spans two calendar years, no severance payment will be made prior to the first day of the second calendar year.
The CHMI Executive Severance Plan also subjects participants to non-competition covenants that apply during the term of employment and, following a qualifying termination or any other termination for which the Company elects to provide salary continuation equal to one year of base salary, during the applicable “Restricted Period” which begins on the separation date and continues through the first anniversary of the separation date.
If the compensation and benefits payable to a participant in the CHMI Executive Severance Plan or otherwise from CHMI would be subject to an excise tax under Section 4999 of the Code, such amounts will either be paid in full or reduced to the level that would avoid application of the excise tax (such reduction, if applicable, the “280G Cutback”), whichever would place the participant in a better after-tax position. CHMI does not provide excise tax gross-up payments to its executive officers.
For estimates of the amounts that would be payable to each of CHMI’s named executive officers pursuant to the CHMI Executive Severance Plan upon a qualifying termination of employment that occurs immediately following the Company Merger Effective Time, see the section entitled “Quantification of Potential Payments and Benefits to CHMI’s Named Executive Officers in Connection with the Mergers” below. The estimated amount that would be payable to Apeksha Patel, CHMI’s Chief Financial Officer and Treasurer, who is CHMI’s one executive officer who is not a named executive officer, upon a qualifying termination of employment that occurs immediately following the Company Merger Effective Time (assuming the Company Merger Effective Time had occurred on August 31, 2026) is $1,793,289, which is inclusive of amounts due under the CHMI Executive Severance Plan; the 2026 accrued bonus, as described in the “Cash Bonuses Payable to CHMI’s Executive Officers” section below; and acceleration of Ms. Patel’s outstanding equity awards, as described in the “Treatment of CHMI Equity Awards” section above. The quantifications set forth in this paragraph are based upon compensation levels and COBRA premiums in effect as of the date of this joint proxy statement/prospectus.
Cash Bonuses Payable to CHMI’s Executive Officers
On April 6, 2026, the CHMI Board, based upon the recommendation of its Compensation Committee, approved and adopted CHMI’s 2026 Executive Compensation Plan, which we refer to as the “2026 Executive Compensation Plan,” for CHMI’s participating executive officers, effective as of January 1, 2026. The participating CHMI executive officers are Mr. Lown, Mr. Evans and Ms. Patel. Ms. Healey, who is a named executive officer, does not participate in the 2026 Executive Compensation Plan. Under the terms of Ms. Healey’s employment with CHMI, she is eligible to receive a target cash bonus of $250,000 in 2026.
The 2026 Executive Compensation Plan has three components: base salary, an annual cash bonus opportunity under the short-term incentive program, which we refer to as the “STIP,” and a long-term equity incentive program. The STIP component is payable in connection with the Mergers and the long-term equity incentive component will be treated in the Mergers as described above in the “Treatment of CHMI Equity Awards” section.
Under the STIP, Messrs. Lown and Evans and Ms. Patel are eligible to receive annual cash bonuses with 70% of the bonus amount based on the achievement of CHMI’s financial performance metrics and 30% of the bonus amount based on individual performance goals. Awards under the STIP are expressed as a percentage of each participating executive officer’s base salary and are determined based on a combination of CHMI financial metrics and individual performance objectives, with performance evaluated against defined threshold, target and maximum levels. Based on target performance, the cash bonuses payable to each participating CHMI executive officer under the STIP are as follows: Mr. Lown – $360,000; Mr. Evans – $275,000; and Ms. Patel – $200,000.
For the awards made to Messrs. Lown and Evans and Ms. Patel under the STIP component of the 2026 Executive Plan, CHMI accrues the compensation expense over the service period based on the estimated level of achievement of the performance conditions. Such estimates are reassessed at each reporting date, and adjustments are recorded as necessary. A portion of the STIP award includes market conditions, the fair value of which is determined using a Monte Carlo simulation model. The model incorporates assumptions for expected volatility, dividend yield, risk-free interest rates, and the correlation of CHMI’s performance relative to the peer group. Fair value is remeasured at each quarterly reporting period and adjustments to compensation expense are recorded as necessary.
Based on the foregoing, CHMI has accrued through August 31, 2026, which is the assumed Closing Date for purposes of the disclosure in this section, compensation expense equal to the following amounts under the STIP for each of the executive officers: $223,200 for Mr. Lown, $170,500 for Mr. Evans and $124,000 for Ms. Patel. In addition, CHMI has accrued through August 31, 2026 compensation expense of $166,667 relating to Ms. Healey’s $250,000 target cash bonus for 2026 (pro rated based on the number of days elapsed in 2026 through August 31, 2026).
In accordance with the Merger Agreement, at or immediately prior to Closing, CHMI may accelerate and pay pro rata annual bonuses to CHMI’s executive officers for the fiscal year ending December 31, 2026 up to an amount in the aggregate not to exceed the amount accrued by CHMI (assuming target level performance for the awards made to Messrs. Lown and Evans and Ms. Patel under the STIP component of the 2026 Executive Plan and based on a pro-rated portion of 2026 for the potential cash bonus payable to Ms. Healey) for such annual bonuses as of the Closing. If the Closing does not occur by March 31, 2027, CHMI may continue to award and pay pro rata annual bonuses to CHMI’s executive officers for the fiscal year ending December 31, 2027 in the ordinary course of business consistent with past practice and in an annualized aggregate amount not exceeding $1,026,550 (with $334,800 for Mr. Lown, $255,750 for Mr. Evans, $186,000 for Ms. Patel and $250,000 for Ms. Healey). If the Company Merger Effective Time had occurred on August 31, 2026, the estimated aggregate amount of the cash bonuses that would be payable to CHMI’s executive officers, based on the amounts accrued by CHMI through August 31, 2026, is $684,367.
MITT Board Service Following the Mergers
Pursuant to and subject to the requirements set forth in the Merger Agreement, CHMI will designate two individuals currently serving on the CHMI Board to serve as members of the MITT Board following the consummation of the Mergers, and the CHMI designees to the MITT Board will be entitled to compensation pursuant to MITT’s non-employee director compensation policies.
Quantification of Potential Payments and Benefits to CHMI’s Named Executive Officers in Connection with the Mergers
In accordance with Item 402(t) of Regulation S-K, the table below sets forth for each of CHMI’s named executive officers estimates of the amounts of compensation that are based on or otherwise relate to the Mergers and that will or may be paid or become payable to the named executive officer either immediately at the Closing (i.e., on a “single-trigger” basis) or in the event of a qualifying termination event following the Mergers (i.e., on a “double-trigger” basis). CHMI common stockholders are being asked to approve, on a non-binding, advisory basis, such compensation for these named executive officers. Because the vote to approve such compensation is advisory only, it will not be binding on CHMI, the CHMI Board, MITT or the MITT Board. Accordingly, if the CHMI Merger Proposal is approved by CHMI common stockholders and the Mergers are completed, such compensation will be payable regardless of the outcome of the vote to approve, on an advisory basis, the CHMI Compensation Proposal.
The amounts set forth below have been calculated assuming (i) the Mergers are consummated on August 31, 2026, a date during the period in which the Mergers are expected to be consummated and, (ii) where applicable, assuming each named executive officer experiences a qualifying termination of employment as of the same date, immediately following the completion of the Mergers and (iii) no payments, accelerated vesting or other benefits expected to be paid to, or received by, the named executive officers are subject to the 280G Cutback. The amounts indicated below are estimates of amounts that would be payable to the named executive officers, and the estimates are based on multiple assumptions that may or may not actually occur, including assumptions described herein. Some of the assumptions are based on information not currently available and, as a result, the actual amounts, if any, to be received by a named executive officer may differ in material respects from the amounts set forth below. All dollar amounts set forth below have been rounded to the nearest whole number.

Golden Parachute Compensation

Name	Cash ($)(1)	Equity ($)(2)	Perquisites/ Benefits ($)	Other ($)(3)	Total ($)
Jeffrey B. Lown II, President and Chief Executive Officer	3,412,986	1,508,889	—	34,884	4,956,759
Julian D. Evans, Chief Investment Officer	1,419,921	929,282	—	21,318	2,370,521
Susan Healey, General Counsel and Secretary	1,331,453	70,410	—	4,883	1,406,746
(1)This column reflects the cash severance amounts that each named executive officer is eligible to receive pursuant to the CHMI Executive Severance Plan in connection with a qualifying termination of employment (i.e., a termination without “cause” or resignation for “good reason,” each as defined in the CHMI Executive Severance Plan). Upon a qualifying termination, the named executive officer would receive a lump sum payment of: (a) in the case of Mr. Lown, 2.5 times the sum of (x) $900,000, his annual base salary for 2026, and (y) $360,000, the target amount of his annual cash bonus for 2026; (b) in the case of Mr. Evans, 1.5 times the sum of (x) $550,000, his annual base salary for 2026, and (y) $275,000, the target amount of his annual cash bonus for 2026; and (c) in the case of Ms. Healey, 1.5 times the sum of (x) $500,000, her annual base salary for 2026, and (y) $250,000, the amount of her annual cash bonus for 2026. Under the CHMI Executive Severance Plan, each named executive officer is also entitled to a Healthcare Continuation Amount (as defined under the plan), in the following amounts: (a) $39,786 for Mr. Lown, (b) $11,921 for Mr. Evans and (c) $39,786 for Ms. Healey. The cash severance amounts reflected in this column are “double-trigger” payments that would be payable only upon a qualifying termination of the named executive officer's employment following the Company Merger Effective Time. In addition, this column includes the amount of the pro rata portion of the cash bonus that will become payable to Mr. Lown, Mr. Evans, and Ms. Healey assuming the Mergers are consummated on August 31, 2026, in an amount equal to $223,200, $170,500, and $166,667, respectively. See “—Cash Bonuses Payable to CHMI Executive Officers” above for more information regarding the cash bonuses payable to the CHMI named executive officers at Closing. The pro rata cash bonuses included in this column are “single-trigger” payments that will be paid at or immediately prior to the Closing, without regard to whether the named executive officer's employment is terminated.
(2)The estimated amounts shown in this column represent the aggregate value of the named executive officers’ unvested CHMI Equity Awards, the vesting of which will accelerate in connection with the Mergers. See “—Treatment of CHMI Equity Awards” above for more information. The amounts reflected in this column are “single-trigger” benefits that will vest solely upon the completion of the Mergers pursuant to the terms of the Merger Agreement.
(3)The estimated amounts shown in this column represent the amount of dividend equivalent payments to be paid to each named executive officer in connection with the accelerated vesting of the unvested CHMI Equity Awards, in an amount equal to $34,884 for Mr. Lown, $21,318 for Mr. Evans, and $4,883 for Ms. Healey, respectively. The amounts reflected in this column are “single-trigger” payments that will be paid at or immediately prior to the Closing, without regard to whether the named executive officer's employment is terminated.

Voting Agreement
Concurrently with the execution and delivery of the Merger Agreement, CHMI entered into the Voting Agreement with AG MIT, which we sometimes refer to as the “Voting Party.” Pursuant to the Voting Agreement, the Voting Party has agreed to vote its shares of CHMI Common Stock (a) in favor of the CHMI Merger Proposal, the CHMI Compensation Proposal and the CHMI Adjournment Proposal and (b) against any alternative CHMI acquisition proposal. As of the close of business on the CHMI Record Date, the Voting Party owned an aggregate of 734,800 shares of CHMI Common Stock. Notwithstanding the foregoing, (A) if the CHMI Board has made a CHMI change of recommendation in compliance with the Merger Agreement, then the Voting Party will not be required to vote its shares of CHMI Common Stock in favor of the matters described in clauses (a) or (b) above and (B) the Voting Party will retain at all times the right to vote its shares of CHMI Common Stock in the Voting Party’s sole discretion. The Voting Agreement terminates on the earliest to occur of (a) the Company Merger Effective Time and (b) the termination of the Merger Agreement in accordance with its terms.
The preceding summary describes certain material provisions of the Voting Agreement. This summary is not complete and is qualified in its entirety by the Voting Agreement, which is attached to this joint proxy statement/prospectus as Annex C and which constitutes part of this joint proxy statement/prospectus. We encourage you to read carefully the Voting Agreement in its entirety because this summary may not contain all of the information about the Voting Agreement that is important to you. The rights and obligations of the parties to the Voting Agreement are governed by the express terms of the Voting Agreement and not by this summary or any other information contained in this joint proxy statement/prospectus.
MITT Management Agreement Amendment
Contemporaneously with the execution of the Merger Agreement, MITT and MITT Manager entered into the MITT Management Agreement Amendment, which will become effective automatically upon the Closing, and will have no force and effect if the Closing does not occur. The MITT Management Agreement Amendment makes certain changes to the existing MITT Management Agreement, including, (i) updating the calculation of the “Equity Hurdle Base” to be based on MITT’s book value immediately after the Effective Time, (ii) updating the income component of the incentive fee from “Adjusted Net Income” to “Earnings Available for Distribution,” (iii) updating the calculation mechanics of the incentive fee to a rolling four quarter basis, (iv) providing that no incentive fee will be payable with respect to any calendar quarter unless Earnings Available for Distribution for the twelve most recently completed calendar quarters is greater than zero, (v) that the termination fee will be three times the sum of the average annual base management fee and the average annual incentive fee during the prior 24-month period, and (vi) providing that the incentive fee will be calculated quarterly and payable annually. The incentive fee will continue to be payable in cash, or, at the option of the MITT Board, shares of MITT Common Stock or a combination of cash and shares, provided that no more than 50% of the incentive fee may be paid in shares of MITT Common Stock without MITT Manager’s consent. A copy of the MITT Management Agreement Amendment is attached as Annex B to this joint proxy statement/prospectus.
The preceding summary describes certain material provisions of the MITT Management Agreement Amendment. This summary is not complete and is qualified in its entirety by the MITT Management Agreement Amendment, which is attached to this joint proxy statement/prospectus as Annex B and which constitutes part of this joint proxy statement/prospectus. We encourage you to read carefully the MITT Management Agreement Amendment in its entirety because this summary may not contain all of the information about the MITT Management Agreement Amendment that is important to you. The rights and obligations of the parties to the MITT Management Agreement Amendment are governed by the express terms of the MITT Management Agreement Amendment and not by this summary or any other information contained in this joint proxy statement/prospectus.
Required Regulatory Approvals for the Mergers
The obligations of CHMI, CHOP, MITT, Merger Sub and MITT Manager to complete the Closing and effect the Mergers are subject to having obtained the Required Regulatory Approvals. The Required Regulatory Approvals refer to (i) the approval of the change in control of Aurora, CHMI’s licensed mortgage servicing subsidiary, as a result of the consummation of the Mergers by (A) Fannie Mae and Freddie Mac and (B) certain governmental authorities in states where Aurora operates, and (ii) execution and delivery of an acknowledgement amendment or other change of control consent as a result of the Transactions by (A) Freddie Mac under the Facility Documentation relating to the Freddie Mac Facility and (B) Fannie Mae under the Facility Documentation relating to the Fannie Mae Facility.
Accounting Treatment
In accordance with ASC 805, the Company Merger will be accounted for as a business combination using the acquisition method of accounting whereby MITT has been determined to be the accounting acquirer and will establish a new basis of accounting for all identifiable assets acquired and liabilities assumed at the estimated fair value as of the Closing Date. Any excess of the estimated fair value of the net identifiable assets acquired over the fair value of the consideration transferred will be recorded as a bargain purchase gain. The consideration transferred in a business combination is typically measured by reference to the acquisition date fair value of equity issued or other assets transferred by the accounting acquirer. Accordingly, the fair value of the consideration transferred will be measured based on (i) the number of shares of MITT Common Stock issuable pursuant to the Merger Agreement multiplied by the closing price of MITT Common Stock on the Closing Date, (ii) the aggregate Per Share MITT Cash Consideration, (iii) the number of shares of MITT Series D Preferred Stock issuable pursuant to the Merger Agreement multiplied by the closing price of CHMI Series A Preferred Stock on the Closing Date, (iv) the number of shares of MITT Series E Preferred Stock issuable pursuant to the Merger Agreement multiplied by the closing price of CHMI Series B Preferred Stock on the Closing Date, and (v) the number of shares of CHMI Common Stock owned by MITT multiplied by the closing price of CHMI Common Stock on the Closing Date. The consolidated financial statements of the Combined Company issued after the Company Merger will reflect these fair values and the combined results of operations subsequent to the Closing Date. Because MITT will be the accounting acquirer, its historical financial statements will become the historical financial statements of the Combined Company upon consummation of the Company Merger.
No Appraisal Rights or Dissenters’ Rights in the Mergers
Pursuant to the MGCL and the CHMI Charter, holders of CHMI Common Stock and CHMI Preferred Stock will not be entitled to appraisal rights, rights of objecting stockholders or dissenter’s rights in connection with the Mergers.
Exchange of Shares of Stock in the Mergers
MITT will appoint Equiniti Trust Company, LLC, to act as the exchange agent for the exchange of CHMI Common Stock and CHMI Preferred Stock for the applicable Merger Consideration.
At or prior to the Partnership Merger Effective Time, (1) MITT or Merger Sub will deposit or cause to be deposited with the exchange agent (A) the number of shares of MITT Common Stock issuable to the holders of CHMI Common Stock, (B) cash in an aggregate amount sufficient to pay the Per Share MITT Cash Consideration, (C) cash sufficient to make payments in lieu of fractional shares in accordance with the Merger Agreement, (D) the number of shares of MITT Series D Preferred Stock issuable to the holders of CHMI Series A Preferred Stock and (E) the number of shares of MITT Series E Preferred Stock issuable to the holders of CHMI Series B Preferred Stock and (2) MITT Manager will deposit or cause to be deposited with the exchange agent cash in an aggregate amount sufficient to pay the Per Share Additional Manager Consideration to holders of CHMI Common Stock. From time to time, MITT will deposit with the exchange agent cash in an aggregate amount sufficient to pay any dividends and other distributions and to make any payments in lieu of fractional shares.
CHMI stockholders and beneficial owners of CHMI Common Stock need not take any action with respect to their book-entry shares.
Dividends
MITT pays regular quarterly dividend distributions to its stockholders. All dividend distributions are authorized by the MITT Board, in its sole discretion, and depend on such items as MITT’s REIT taxable earnings, financial condition, maintenance of its REIT status and other factors that the MITT Board may deem relevant from time to time. Holders of MITT Common Stock share proportionally on a per share basis in all declared dividends on MITT Common Stock. MITT currently intends to pay quarterly dividends to its stockholders in an amount that will allow MITT to satisfy the REIT requirements and generally not be subject to U.S. federal income tax on its undistributed income. CHMI currently pays a regular quarterly dividend to the holders of CHMI Common Stock.
Prior to the Company Merger Effective Time, CHMI may declare a dividend to its stockholders, the payment date for which shall be the close of business on the last business day prior to the Closing Date or such other date as MITT and CHMI may agree, subject to funds being legally available therefor. The record date for any such dividend will be three business days before the payment date. Any per share dividend amount payable by CHMI with respect to CHMI Common Stock will be an amount equal to (i) CHMI’s then-most recent quarterly dividend (on a per share basis), multiplied by the number of days elapsed since the last dividend record date through and including the day prior to the Closing Date, and divided by the actual number of days in the calendar quarter in which such dividend is declared, plus (ii) an additional amount, which we refer to as “CHMI Additional Dividend Amount,” if any, necessary so that the aggregate dividend payable is equal to the Minimum Distribution Dividend. CHMI and MITT will cooperate in good faith to determine whether it is necessary to authorize and declare a CHMI Additional Dividend Amount and the amount (if any) of the CHMI Additional Dividend Amount.
Prior to the Company Merger Effective Time, MITT may declare a dividend to its stockholders, the payment date for which shall be the close of business on the last business day prior to the Closing Date (but in MITT’s discretion may be after the Closing Date to MITT’s stockholders of record determined in accordance with the Merger Agreement), subject to funds being legally available therefor. The record date for any such dividend will be three (3) business days before the payment date. Any per share dividend amount payable by MITT with respect to the MITT Common Stock will be an amount equal to (i) MITT’s then-most recent quarterly dividend (on a per share basis), multiplied by the number of days elapsed since the last dividend record date through and including the day prior to the Closing Date, and divided by the actual number of days in the calendar quarter in which such dividend is declared, plus (ii) an additional amount, which we refer to as the “MITT Additional Dividend Amount,” if any, necessary so that the aggregate dividend payable is equal to the Minimum Distribution Dividend.
In addition, the Merger Agreement permits MITT to continue to pay regular quarterly dividends with respect to the MITT Common Stock at a rate not to exceed $0.24 per share per quarter, regular quarterly dividends payable with respect to any MITT Preferred Stock consistent with past practice and as required by the terms of such preferred stock, dividends or other distributions to MITT by any direct or indirect wholly-owned subsidiary of MITT, and, without duplication, any dividends or other distributions necessary for MITT and its subsidiaries (as applicable) to maintain their status as REITs under the Code and to avoid the imposition of corporate level income or excise tax and any dividend to the extent declared and paid in accordance the terms of the Merger Agreement, or as required under the organizational documents of MITT or any such subsidiaries.
The Merger Agreement also permits CHMI to continue to pay regular quarterly dividends with respect to CHMI Common Stock at a rate not to exceed $0.10 per share per quarter, regular quarterly dividends payable in respect of (x) the CHMI Preferred Stock as required by their terms and consistent with past practice and (y) the issued and outstanding preferred stock of the CHMI Sub-REIT as required by their terms and consistent with past practice, dividends or other distributions to CHMI by any directly or indirectly wholly owned subsidiary of CHMI, and, without duplication, any dividends or other distributions necessary for CHMI and its subsidiaries (as applicable) to maintain their status as REITs under the Code and avoid the imposition of corporate level income or excise tax and any dividend to the extent declared and paid in accordance the terms of the Merger Agreement, or as required under the organizational documents of CHMI or any such subsidiaries.
Following the Closing, MITT expects that the Combined Company will continue MITT’s current dividend policy for stockholders, subject to the discretion and authorization of the MITT Board, which reserves the right to change the dividend policy of the Combined Company at any time and for any reason. See “Risk Factors—Risks Related to the Combined Company Following the Company Merger” on page 46.

Listing of Shares of Stock and Deregistration of CHMI Common Stock
It is a condition to the completion of the Mergers that the shares of MITT Common Stock, MITT Series D Preferred Stock and MITT Series E Preferred Stock issuable in connection with the Company Merger be approved for listing on the NYSE, subject to official notice of issuance. After the Mergers are completed, the CHMI Common Stock will no longer be listed on the NYSE and will be deregistered under the Exchange Act.

THE MERGER AGREEMENT
The following is a summary of the material terms of the Merger Agreement. This summary does not purport to be complete and may not contain all of the information about the Merger Agreement that is important to you. The summary of the material terms of the Merger Agreement below and elsewhere in this joint proxy statement/prospectus is qualified in its entirety by reference to the Merger Agreement, a copy of which is attached to this joint proxy statement/prospectus as Annex A and is incorporated by reference into this joint proxy statement/prospectus. You are urged to read the Merger Agreement carefully and in its entirety because it, and not the description below or elsewhere in this joint proxy statement/prospectus, is the legal document that governs the Mergers.
A copy of the Merger Agreement has been included in this joint proxy statement/prospectus to provide you with information regarding the terms of the Mergers. It is not intended to provide you with any other factual or financial information about CHMI or MITT or any of their respective affiliates or businesses. Information about CHMI and MITT can be found elsewhere in this joint proxy statement/prospectus and in the other filings each of CHMI and MITT has made with the SEC, which are available without charge at www.sec.gov. See “Where You Can Find More Information and Incorporation by Reference” beginning on page 215.
The Mergers
The Merger Agreement provides for two sequential mergers: (1) a merger of CHOP with and into CHMI, which we refer to as the “Partnership Merger,” with CHMI continuing as the surviving corporation, and (2) immediately following the Partnership Merger, a merger of CHMI with and into Merger Sub, a wholly owned Delaware limited liability company subsidiary of MITT, which we refer to as the “Company Merger,” and, together with the Partnership Merger, the “Mergers.” At the Partnership Merger Effective Time, the separate existence of the CHOP will cease and CHMI will continue as the surviving corporation. At the Company Merger Effective Time, the separate corporate existence of CHMI will cease and Merger Sub will continue as the surviving entity, which we refer to as the “Surviving Entity” and as a wholly owned subsidiary of MITT.
Closing; Effective Time of the Mergers
The Closing will take place on a date that is two business days after satisfaction or (to the extent permitted by applicable law) waiver of the closing conditions in the Merger Agreement, which are described under “—Conditions to Complete the Mergers” beginning on page 146 (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at such time) by means of a virtual closing through the exchange of electronic documents and signatures and the electronic transfer of funds.
The Partnership Merger will become effective at the time the certificate of merger for the Partnership Merger is filed with the Secretary of State of the State of Delaware and the articles of merger for the Partnership Merger are accepted for record by the State Department of Assessments and Taxation of Maryland, which we refer to as the “Maryland Department,” or at such later date and time as the parties may jointly agree to in writing and designate in such certificate of merger and articles of merger, which we refer to as the Partnership Merger Effective Time.
The Company Merger will become effective at the time the certificate of merger for the Company Merger is filed with the Secretary of State of the State of Delaware and the articles of merger for the Company Merger are accepted for record by the Maryland Department, or at such later date and time as the parties may jointly agree to in writing and designate in such certificate of merger and articles of merger, which we refer to as the Company Merger Effective Time.
Organizational Documents
At the Partnership Merger Effective Time, the charter and bylaws of CHMI will continue to be the charter and bylaws of the surviving corporation of the Partnership Merger.

At the Company Merger Effective Time, the certificate of formation and limited liability company agreement of Merger Sub will be the organizational documents of the Surviving Entity.
Prior to the Company Merger Effective Time, MITT will supplement, effective no later than the Company Merger Effective Time, its charter to include the MITT Series D Articles Supplementary and the MITT Series E Articles Supplementary.
Consideration for the Mergers
Pursuant to the terms of the Merger Agreement:
•at the Company Merger Effective Time, each share of CHMI Common Stock issued and outstanding immediately prior to the Company Merger Effective Time (excluding any Canceled Shares) will be converted into the right to receive (1) from MITT, (A) the Per Share Stock Consideration, equal to the Exchange Ratio of 0.3063 shares of MITT Common Stock, and (B) the Per Share MITT Cash Consideration of $0.41 per share in cash, without interest, which, together with the Per Share Stock Consideration, we refer to as the “Per Share MITT Consideration,” and (2) from MITT Manager (acting solely on its own behalf), as additional consideration, the Per Share Additional Manager Consideration of $0.52 per share in cash, without interest, which, together with clause (1), we refer to as the “Common Stock Merger Consideration.” No dissenters’ or appraisal rights are available with respect to the Mergers. Cash will be paid in lieu of any fractional shares of MITT Common Stock that would have been received as a result of the Company Merger;
•immediately prior to the Company Merger Effective Time: (i) each CHMI RSU Award will automatically vest and settle in shares of CHMI Common Stock; (ii) each CHMI PSU Award will automatically vest assuming maximum performance for the applicable performance goals and settle in shares of CHMI Common Stock; and (iii) each CHMI Restricted Stock Award will fully vest and all restrictions thereupon will lapse. In each case, the settled shares of CHMI Common Stock will receive the Common Stock Merger Consideration. In addition, all outstanding CHMI LTIP Units will be converted into CHMI Common Stock immediately prior to the Partnership Merger Effective Time, and such shares will also receive the Common Stock Merger Consideration;
• each share of CHMI 8.20% Series A Cumulative Redeemable Preferred Stock, which we refer to as “CHMI Series A Preferred Stock,” issued and outstanding immediately prior to the Company Merger Effective Time (excluding any Canceled Shares) will be converted into the right to receive one newly issued share of MITT 8.20% Series D Cumulative Redeemable Preferred Stock, which we refer to as “MITT Series D Preferred Stock;” and each share of CHMI 8.250% Series B Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock, which we refer to as “CHMI Series B Preferred Stock,” issued and outstanding immediately prior to the Company Merger Effective Time (excluding any Canceled Shares) will be converted into the right to receive one newly issued share of MITT Series E Floating Rate Cumulative Redeemable Preferred Stock, which we refer to as “MITT Series E Preferred Stock,” in each case with the applicable MITT preferred stock having rights, preferences, privileges and voting powers substantially the same as those of the corresponding CHMI preferred stock immediately prior to the Mergers. The terms of the newly issued shares of MITT Series D Preferred Stock and MITT Series E Preferred Stock will be set forth in the MITT Series D Articles Supplementary and the MITT Series E Articles Supplementary, respectively, the forms of which are included as Annexes A and B, respectively, to the Merger Agreement, which is attached to this joint proxy statement/prospectus as Annex A; and
•at the Partnership Merger Effective Time, each CHOP Common Unit (as defined in CHOP’s limited partnership agreement) issued and outstanding immediately prior to the Partnership Merger Effective Time (other than CHOP Common Units held by CHMI, MITT or any direct or indirect subsidiary of CHMI or MITT, which will be automatically canceled) will be converted into shares of CHMI Common Stock, which shares will be entitled to receive the Common Stock Merger Consideration.
None of MITT, Merger Sub, or any direct or indirect subsidiary of MITT or CHMI will receive any merger consideration for any share of CHMI Common Stock owned by them.

No certificates or scrip or shares representing fractional shares of MITT Common Stock will be issued with respect to the Company Merger, and such fractional share interests will not entitle the owner thereof to vote or to any other rights as a holder of such interests. Each holder of CHMI Common Stock who would otherwise have been entitled to receive a fraction of a share of MITT Common Stock will be entitled to receive, in lieu thereof, cash, without interest, in an amount equal to such fractional part of a share of MITT Common Stock multiplied by the average of the daily volume weighted average price (rounded to four decimal places) of one share of MITT Common Stock for the ten consecutive trading days ending on the second full trading day prior to the Company Merger Effective Time, which we refer to as the “Closing Volume-Weighted Average Price.”
Tax Withholding
Payments of the Merger Consideration under the Merger Agreement are subject to applicable withholding requirements.
Exchange Procedures
MITT will appoint Equiniti Trust Company, LLC, to act as the exchange agent for the exchange of CHMI Common Stock for the Common Stock Merger Consideration, CHMI Series A Preferred Stock for MITT Series D Preferred Stock and CHMI Series B Preferred Stock for MITT Series E Preferred Stock.
At or prior to the Partnership Merger Effective Time, (1) MITT will deposit or cause to be deposited with the exchange agent (A) the number of shares of MITT Common Stock issuable to the holders of CHMI Common Stock, (B) cash in an aggregate amount sufficient to pay the Per Share MITT Cash Consideration, (C) cash sufficient to make payments in lieu of fractional shares in accordance with the Merger Agreement, (D) the number of shares of MITT Series D Preferred Stock issuable to the holders of CHMI Series A Preferred Stock and (E) the number of shares of MITT Series E Preferred Stock issuable to the holders of CHMI Series B Preferred Stock, and (2) MITT Manager will deposit or cause to be deposited with the exchange agent cash in an aggregate amount sufficient to pay the Per Share Additional Manager Consideration to holders of CHMI Common Stock; provided, that, to the extent after the Closing Date MITT Manager does not provide an aggregate amount sufficient to pay the Per Share Additional Manager Consideration to holders of CHMI Common Stock, MITT will deposit or cause to be deposited with the exchange agent cash an amount equal to the aggregate amount sufficient to pay the Per Share Additional Manager Consideration less the amount already paid by MITT Manager, if any. From time to time, MITT will deposit with the exchange agent cash in an aggregate amount sufficient to pay any dividends and other distributions and to make any payments in lieu of fractional shares.
As soon as practicable after the Company Merger Effective Time, but in no event more than two business days thereafter, the Surviving Entity shall, and MITT shall cause the Surviving Entity to, cause the exchange agent to mail to each holder of record of book-entry shares whose shares of CHMI Common Stock and CHMI Preferred Stock were converted into the right to receive the consideration payable pursuant to the Merger Agreement instructions for use in effecting the surrender of such book-entry shares in exchange for the Merger Consideration. If any shares of CHMI Common Stock or CHMI Preferred Stock are represented by certificates, the exchange agent will, within three business days after the Company Merger Effective Time, send the holders a letter of transmittal and instructions for surrendering those certificates in exchange for the applicable Merger Consideration.
Each holder of record of book-entry shares, upon surrender to the exchange agent of such book-entry shares (which shall be deemed surrendered upon receipt by the exchange agent of an “agent’s message” in customary form or such other evidence as the exchange agent may reasonably request), shall be entitled to receive in exchange therefor (i) the applicable stock portion of the Merger Consideration (the Per Share Stock Consideration for holders of CHMI Common Stock and the applicable MITT Series D Preferred Stock or MITT Series E Preferred Stock for holders of CHMI Series A Preferred Stock or CHMI Series B Preferred Stock, respectively); and (ii) a check in the amount equal to any cash portion of the Merger Consideration to which such holder is entitled (including, for holders of CHMI Common Stock, the Per Share MITT Cash Consideration plus the Per Share Additional Manager Consideration), plus any cash in lieu of fractional shares and any dividends and other distributions in respect of the MITT Common Stock or MITT Preferred Stock to be issued or paid (after giving effect to any required tax withholdings). The book-entry shares so surrendered shall forthwith be canceled. No interest will be paid or accrued on the Merger Consideration.
MITT stockholders need not take any action with respect to their share certificates or book-entry shares.
Representations and Warranties
The Merger Agreement contains representations and warranties of each of the parties to the Merger Agreement to the other parties. The assertions embodied in those representations and warranties were made solely for purposes of the Merger Agreement and may be subject to important confidential disclosures and qualifications and limitations agreed to by the parties in connection with negotiating the terms of the Merger Agreement, including being qualified by disclosures not reflected in the Merger Agreement. Accordingly, neither CHMI stockholders nor MITT stockholders should rely on representations and warranties as characterizations of the actual state of facts or circumstances, and they should bear in mind that the representations and warranties were made solely for the benefit of the parties to the Merger Agreement, were negotiated for purposes of allocating contractual risk among the parties to the Merger Agreement rather than to establish matters as facts, and may be subject to contractual standards of materiality that are different from those generally applicable to equityholders. Moreover, information concerning the subject matter of such representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be reflected in public disclosures by CHMI and MITT. This description of the representations and warranties is included to provide CHMI stockholders and MITT stockholders with information regarding the terms of the Merger Agreement.
In the Merger Agreement, MITT, Merger Sub and MITT Manager made representations and warranties relating to, among other things:
•due organization, valid existence and, where relevant, good standing, and power and authority of MITT, Merger Sub and MITT Manager to own, lease and, to the extent applicable, operate their respective properties and assets and to carry on their respective businesses as conducted as of the date of the Merger Agreement;
•capital structure and capitalization of MITT, including the equity interests of Merger Sub;
•the availability of funds sufficient for MITT and MITT Manager to pay the Per Share MITT Cash Consideration and Per Share Additional Manager Consideration, respectively;
•matters relating to the payment of dividends authorized or declared by MITT and its subsidiaries;
•corporate or limited liability company power and authority to enter into the Merger Agreement and to perform MITT’s, Merger Sub’s and MITT Manager’s obligations thereunder;
•enforceability of the Merger Agreement against MITT, Merger Sub and MITT Manager;
•approval by the MITT Board of the issuance of MITT Common Stock pursuant to the Merger Agreement and its recommendation to MITT stockholders;
•absence of conflicts with, or violations or contraventions of MITT’s, Merger Sub’s or MITT Manager’s organizational documents and any applicable laws, or violations, defaults or acceleration of any material obligation or loss of material benefit under certain contracts applicable to MITT, Merger Sub or MITT Manager;
•consents, approvals or filings with governmental entities required in connection with executing and delivering the Merger Agreement or the consummation of the Mergers;
•MITT’s SEC filings since December 31, 2024, financial statements, internal controls, SEC correspondence and accounting or auditing practices and the statements and documents contained therein;

•absence of any material adverse effect, as defined below under the “Material Adverse Effect” section, on MITT since December 31, 2025;
•MITT and its subsidiaries having conducted their business in the ordinary course of business in all material respects since December 31, 2025, through the date of the Merger Agreement;
•liabilities affecting MITT and its subsidiaries;
•the accuracy of the information contained in this joint proxy statement/prospectus and supplied by MITT for inclusion or incorporation by reference in this joint proxy statement/prospectus or the registration statement on Form S-4 pursuant to which the shares of MITT Common Stock, MITT Series D Preferred Stock and MITT Series E Preferred Stock issuable in the Company Merger will be registered with the SEC;
•MITT’s and each MITT subsidiary’s compliance with applicable laws since January 1, 2024, and having obtained all necessary permits;
•MITT’s and its subsidiaries’ employee benefit plans;
•tax matters affecting MITT and its subsidiaries;
•absence of certain proceedings, judgments or orders of any governmental entity or arbitrator against MITT or any of its subsidiaries;
•the material contracts of MITT and its subsidiaries, the enforceability of such material contracts on MITT and its subsidiaries (as applicable) and the absence of notice of any violations or defaults under, any such material contract;
•receipt by the MITT Board of an opinion from its financial advisor;
•absence of any undisclosed broker’s, finder’s or other similar fees;
•the MITT Board’s actions to render any takeover statutes inapplicable to the Company Merger or the Voting Agreement;
•certain matters relating to the Investment Company Act;
•the ownership of CHMI equity, or any right to acquire such equity, by MITT, Merger Sub and their respective subsidiaries or affiliates;
•ownership and prior activities of Merger Sub; and
•MITT’s and Merger Sub’s investigation of CHMI and the absence and disclaimer of any other representations or warranties made by MITT, Merger Sub or MITT Manager.
In the Merger Agreement, CHMI and CHOP made representations and warranties relating to, among other things:
•due organization, valid existence, and where relevant, good standing and power and authority of CHMI and its subsidiaries to own, lease and operate their respective properties and assets and to carry on their respective businesses as conducted as of the date of the Merger Agreement;
•capital structure, capitalization and indebtedness of CHMI and its subsidiaries;
•matters relating to the payment of dividends authorized or declared by CHMI and its subsidiaries;
•corporate power and authority to enter into the Merger Agreement and to perform CHMI’s and CHOP’s obligations thereunder;
•enforceability of the Merger Agreement against CHMI and CHOP;

•approval by the CHMI Board of the Merger Agreement and its recommendation to CHMI stockholders;
•absence of conflicts with, or violations or contraventions of, CHMI’s organizational documents and any applicable laws, or violations, defaults or acceleration of any material obligation or loss of material benefit under certain contracts applicable to CHMI or any of its subsidiaries;
•consents, approvals or filings with governmental entities required in connection with executing and delivering the Merger Agreement or the consummation of the Mergers;
•CHMI’s SEC filings since December 31, 2024, financial statements, internal controls, SEC correspondence and accounting or auditing practices and the statements and documents contained therein;
•absence of any material adverse effect, as defined below under the “Material Adverse Effect” section, on CHMI since December 31, 2025;
•CHMI and its subsidiaries having conducted their business in the ordinary course of business in all material respects since December 31, 2025, through the date of the Merger Agreement;
•liabilities affecting CHMI and its subsidiaries;
•the accuracy of the information contained in this joint proxy statement/prospectus and supplied by CHMI for inclusion in this joint proxy statement/prospectus or the registration statement on Form S-4 pursuant to which the shares of MITT Common Stock, MITT Series D Preferred Stock and MITT Series E Preferred Stock issuable in the Company Merger will be registered with the SEC;
•CHMI’s and each CHMI subsidiary’s compliance with applicable laws since January 1, 2024, and having obtained all necessary permits;
•CHMI’s and its subsidiaries’ employee benefit plans;
•tax matters affecting CHMI and its subsidiaries;
•absence of certain proceedings, judgments or orders of any governmental entity or arbitrator against CHMI or any of its subsidiaries by or before any governmental authority;
•intellectual property matters affecting CHMI and its subsidiaries;
•real property leased by CHMI and its subsidiaries;
•the material contracts and related party transactions of CHMI and its subsidiaries, the enforceability of such material contracts against CHMI and any CHMI subsidiary party to such contract and the absence of notice of any violations or defaults under, any such material contract;
•insurance policy matters affecting CHMI and its subsidiaries;
•receipt by the CHMI Board of an opinion from CHMI’s financial advisor;
•absence of any undisclosed broker’s, finder’s or other similar fees;
•the CHMI Board’s actions to render any applicable takeover statutes inapplicable to the Mergers or the Voting Agreement;
•certain matters relating to the Investment Company Act; and
•absence and disclaimer of any other representations or warranties made by CHMI and CHOP.
The representations and warranties of all the parties to the Merger Agreement will expire upon the Company Merger Effective Time.

Material Adverse Effect
Many of the representations of the parties to the Merger Agreement are qualified by a “material adverse effect” standard (that is, they will not be deemed to be untrue or incorrect unless their failure to be true and correct, individually or in the aggregate, would reasonably be expected to have a material adverse effect). For the purposes of the Merger Agreement, “material adverse effect” means any effect that, individually or in the aggregate, is materially adverse to the business or operations of CHMI or MITT, as applicable, and their respective subsidiaries, taken as a whole; provided, however, that none of any of the following shall constitute or be taken into account in determining whether there has been, is, or would reasonably be expected to be, a material adverse effect:
•any changes or developments in domestic, foreign or global markets or domestic, foreign or global economic conditions generally, including (i) any changes or developments in or affecting the domestic or any foreign securities, equity, credit or financial markets; (ii) any changes or developments in or affecting the mortgage backed securities markets; or (iii) any changes or developments in or affecting domestic or any foreign interest or exchange rates;
•changes or proposed changes in GAAP or any law or changes in the interpretation or enforcement thereof;
•changes in domestic, foreign or global political conditions (including the outbreak or escalation or worsening of war, hostilities, tariffs, sanctions, trade wars, political unrest, civil disobedience, protests, public demonstrations, sabotage, military actions, acts of terrorism, cyber-attacks or computer hacking or any response by any governmental authority to any of the foregoing), including any material worsening of such conditions threatened or existing on the date of the Merger Agreement;
•changes or developments in the industries in which CHMI or MITT, as applicable, or their respective subsidiaries operate;
•the negotiation, announcement or the existence of the Merger Agreement or the pendency, anticipated consummation or consummation of the Transactions, including any loss or change in relationship with any employee, officer, director, independent contractor, customer, supplier, vendor, distributor, or other business partner of CHMI or MITT, as applicable, or their respective subsidiaries or any other disruption to the business of CHMI or MITT, as applicable, or their respective subsidiaries (provided, however, that this provision shall not apply to any representation or warranty to the extent that such representation or warranty is made with respect to the consequences resulting from the execution and delivery of the Merger Agreement, or the pendency, performance or consummation of the Transactions);
•any weather event, flood, hurricane, tornado, volcanic eruption, earthquake, nuclear incident, epidemic, pandemic, outbreak of illness or other public health event, quarantine restriction or other natural or man-made disaster or other force majeure event or act of God or the escalation or worsening of any of the foregoing;
•any change in the trading price, dividends or trading volume of the shares of CHMI Common Stock or MITT Common Stock, as applicable, or any change in the credit ratings or ratings outlook for CHMI or MITT, as applicable, or their respective subsidiaries, or the availability or cost of equity, debt or other financing (in the case of a material adverse effect on CHMI, to MITT or Merger Sub, and in the case of a material adverse effect on MITT, to CHMI) (provided, however, that the underlying causes of any such change may be considered in determining whether a material adverse effect has occurred, is occurring or would reasonably be expected to occur if not otherwise excluded by another exception set forth in this definition);
•the failure to meet any internal, published, analyst or other third party’s projections, guidance, budgets, milestones, expectations, forecasts or estimates (provided, however, that the underlying causes of any such change referred to in this clause (h) may be considered in determining whether a material adverse effect has occurred, is occurring or would reasonably be expected to occur if not otherwise excluded by another exception set forth in this definition);

•any action taken or omitted by CHMI or MITT, as applicable, or their respective subsidiaries at the written request of the other party or consented to in writing by the other party; and
•the identity of, or facts specific to, the other party or any of its subsidiaries or any changes arising therefrom; except, with respect to the foregoing first, second, third, fourth and sixth bullets, to the extent (and for the avoidance of doubt, only to the extent) that such impact is disproportionately adverse to CHMI or MITT, as applicable, and their respective subsidiaries, taken as a whole, relative to comparable companies in the industries in which CHMI or MITT, as applicable, and their respective subsidiaries operate, in which case only the incremental disproportionate adverse impact may be taken into account in determining whether a material adverse effect has occurred, is occurring or would reasonably be expected to occur.
Conduct of Business by MITT Pending the Company Merger
Under the Merger Agreement, MITT has agreed that, except (a) as disclosed in MITT’s disclosure letter, (b) as permitted, contemplated or required by the Merger Agreement, (c) as required by or reasonably responsive to a request or requirement of a governmental authority, applicable law or the rules and regulations of the NYSE or (d) as otherwise consented to by CHMI in writing (which consent will not be unreasonably withheld, conditioned or delayed) (we refer to the exceptions in clauses (a)-(d) as the “MITT Interim Covenant Exceptions”) between the date of the Merger Agreement and the earlier to occur of the Company Merger Effective Time and the date, if any, on which the Merger Agreement is terminated, which we refer to as “Interim Period,” it will use commercially reasonable efforts to conduct its business in all material respects in the ordinary course and to preserve substantially intact its present business organization and existing relationships with its relationships with key business partners, vendors and counterparties, maintain all material permits and maintain its status as a REIT.
MITT has also agreed that, except pursuant to any MITT Interim Covenant Exceptions, during the Interim Period, MITT will not, and will not permit any MITT subsidiary to, among other things:
•declare, set aside or pay any dividends on or make any other distribution (whether in cash, stock, property or otherwise) in respect of any outstanding shares of capital stock of, or other equity interests in, MITT or any MITT subsidiary, except for:
oquarterly dividends payable in respect of MITT Common Stock at a rate not to exceed $0.24 per share of MITT Common Stock;
oregular quarterly dividends payable in respect of MITT preferred stock consistent with past practice and required by the terms of such MITT preferred stock;
odividends or other distributions to MITT by any directly or indirectly wholly owned subsidiary of MITT;
oany dividends or other distributions necessary for MITT or any of its subsidiaries to maintain its status as a REIT under the Code and avoid the imposition of corporate level tax or excise tax under the Code (including the Minimum Distribution Dividend), or that is required under the organizational documents of MITT or any of its subsidiaries; or
oany dividend to the extent authorized, declared and paid in accordance with the Merger Agreement;
•split, combine or reclassify any capital stock of or other equity interests in, MITT or any MITT subsidiary (other than for transactions by a wholly owned subsidiary of MITT);
•purchase, redeem or otherwise acquire, or offer to purchase, redeem or otherwise acquire, any capital stock of, or other equity interests in, MITT, except as required by the organizational documents of MITT or any of its subsidiaries, in each case, existing as of the date of the Merger Agreement (or granted following the date of the Merger Agreement in accordance with the terms of the Merger Agreement);

•offer, issue, deliver, grant or sell, or authorize or propose to offer, issue, deliver, grant or sell, any capital stock of, or other equity interests in, MITT or any of its subsidiaries or any securities convertible into or exchangeable for, or any rights, warrants or options to acquire, any such capital stock or equity interests, other than: (i) the issuance or delivery of MITT Common Stock upon the vesting or lapse of any restrictions on awards granted under any stock or other equity award plans of MITT and outstanding on the date hereof or issued in compliance with clause (ii); (ii) issuances of awards granted under any stock or other equity award plans of MITT to employees, officers, directors and other service providers in the ordinary course of business; and (iii) shares of MITT Common Stock, MITT Preferred Stock or capital stock or other ownership interests of any subsidiary of MITT issued as a dividend made in accordance with the Merger Agreement;
•amend the organizational documents of MITT or any MITT subsidiary;
•(i) merge, consolidate, combine or amalgamate with any entity or (ii) acquire or agree to acquire (including by merging or consolidating with, purchasing any equity interest in or a substantial portion of the assets of, licensing, or by any other manner) any assets or any business or any corporation, partnership, association or other business organization or division thereof that would reasonably be expected to prevent or materially impair or delay the ability of MITT to consummate the Transactions before the Termination Date;
•sell, lease or otherwise dispose of, or agree to sell, lease or otherwise dispose of, any material portion of its assets, other than sales, leases or dispositions of assets (i) in connection with securitizations (including exercising call options), (ii) in connection with commercial loans, (iii) in connection with the purchase of a material amount of assets, (iv) in the ordinary course of business, (v) that involve a sale price consistent with the terms set forth in the Merger Agreement or (vi) that are mortgage-backed securities, “To Be Announced” agency mortgage-backed securities, mortgage servicing rights, U.S. Treasuries or other assets or securities permitted under MITT’s investment guidelines in effect on the date hereof, solely to the extent that, in each case of (i) through (vi), such matters do not violate MITT’s investment guidelines and policies and would not reasonably be expected to prevent or materially impair or delay the ability of MITT to consummate the Transactions before the Termination Date;
•adopt a plan of complete or partial liquidation or dissolution of MITT or any of its subsidiaries, other than such transactions among MITT and any wholly owned subsidiary of MITT or between or among wholly owned subsidiaries of MITT;
•change in any material respect MITT’s material accounting principles, practices or methods that would materially affect the consolidated assets, liabilities or results of operations of MITT or any MITT subsidiary, except as required by GAAP or applicable law;
•subject to certain exceptions as specified in the Merger Agreement, make or change any material tax election, adopt or change any tax accounting period or material method of tax accounting, file any amended tax return if the filing of such amended tax return would result in a material increase in the taxes payable by MITT or any of its subsidiaries, settle or compromise any material liability for taxes or any tax audit or other proceeding relating to a material amount of taxes, enter into any closing or similar agreement with any tax authority, surrender any right to claim a material refund of taxes, or, agree to any extension or waiver of the statute of limitations with respect to a material amount of taxes;
•take any action, or fail to take any action, which action or failure could reasonably be expected to cause MITT to fail to qualify as a REIT or any of its subsidiaries to fail to qualify as a REIT or cease to be treated as any of (i) a partnership or disregarded entity for U.S. federal income tax purposes or (ii) a qualified REIT subsidiary, a taxable REIT subsidiary or a REIT as such terms are defined in the applicable provisions of the Code, as the case may be;
•take any action, or fail to take any action, which action or failure would reasonably be expected to prevent or impede the Company Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code;

•take any action, or fail to take any action, which action or failure would reasonably be expected to cause MITT or any of the MITT subsidiaries to be required to be registered as an investment company under the Investment Company Act; or
•agree or enter into any arrangement or understanding to take any action with respect to any of the foregoing.
In addition, except as required by the Merger Agreement or as required by applicable law, during the Interim Period, MITT shall not, and shall not permit any of its subsidiaries to, (i) acquire or agree to acquire by merging or consolidating with, or by purchasing a material portion of the assets of or equity in, any person, which we refer to as a “Specified Acquisition,” or enter into any new line of business, if the entering into of a definitive agreement relating to or the consummation of such a Specified Acquisition or the entering into of such new line of business, as applicable, would reasonably be expected to (A) prevent, materially delay or materially impede the obtaining of, or adversely affect in any material respect the ability of MITT to procure, any authorizations, consents, orders, declarations or approval of any governmental authority or the expiration or termination of any applicable waiting period necessary to consummate the Transactions or (B) materially increase the risk of any governmental authority entering an order prohibiting the consummation of the Transactions or (ii) take any action that is intended to or will materially delay or materially impede the ability of MITT to otherwise perform its covenants and agreements under the Merger Agreement or to consummate the Transactions.
Conduct of Business by CHMI Pending the Company Merger
Under the Merger Agreement, CHMI agreed that, except (a) as disclosed in CHMI’s disclosure letter, (b) as permitted, contemplated or required by the Merger Agreement, (c) as required by or reasonably responsive to a request or requirement of a governmental authority, applicable law or the rules and regulations of the NYSE or (d) as otherwise consented to by MITT in writing (which consent will not be unreasonably withheld, conditioned or delayed) (we refer to the exceptions in clauses (a)-(d), as the “Interim Covenant Exceptions”), during the Interim Period it will use commercially reasonable efforts to conduct its business in all material respects in the ordinary course consistent with past practices and preserve substantially intact its present business organization and its existing relationships with key business partners, vendors and counterparties, maintain all material permits and maintain the status of CHMI and CHMI Sub-REIT as REITs.
CHMI also agreed that, except pursuant to any Interim Covenant Exception, during the Interim Period, CHMI will not, and will not permit any CHMI subsidiary to, among other things:
•declare, set aside or pay any dividends on or make any other distribution (whether in cash, stock, property or otherwise) in respect of any outstanding shares of capital stock of, or other equity interests in, CHMI or any of its subsidiaries, except for:
oquarterly dividends payable in respect of CHMI Common Stock at a rate not to exceed $0.10 per share of CHMI Common Stock;
oregular quarterly dividends payable in respect of (x) the CHMI Preferred Stock as required by their terms and consistent with past practice and (y) the issued and outstanding preferred stock of CHMI Sub-REIT as required by their terms and consistent with past practice;
odividends or other distributions to CHMI by any directly or indirectly wholly owned subsidiary of CHMI;
oany dividends or other distributions necessary for CHMI or any of its subsidiaries that qualifies as a REIT to maintain its status as a REIT under the Code and avoid the imposition of corporate-level income or excise tax (including the Minimum Distribution Dividend) or required under the organizational documents of CHMI or such subsidiary; or
oany dividend to the extent declared and paid in accordance with the Merger Agreement;

•split, combine or reclassify any capital stock of or other equity interests in, CHMI or any CHMI subsidiary (other than for transactions by a wholly owned subsidiary of CHMI);
•subject to certain exceptions as specified in the Merger Agreement, purchase, redeem or otherwise acquire, or offer to purchase, redeem or otherwise acquire, any capital stock of, or other equity interests in, CHMI;
•offer, issue, deliver, grant or sell, or authorize or propose to offer, issue, deliver, grant or sell, any capital stock of, or other equity interests in, CHMI or any of its subsidiaries or any securities convertible into or exchangeable for, or any rights, warrants or options to acquire, any such capital stock or equity interests, or accelerate vesting of any awards granted under CHMI equity plans, other than: (i) the issuance or delivery of CHMI Common Stock upon the vesting or lapse of any restrictions on CHMI equity awards granted under CHMI equity plans that are outstanding on the date hereof; and (ii) shares of capital stock or other ownership interests of any subsidiary of CHMI issued as a dividend made in accordance with the Merger Agreement;
•amend CHMI’s organizational documents; or, other than amendments that are ministerial in nature, amend the organizational documents of any of CHMI’s subsidiaries (including the CHOP Agreement in respect of the CHOP);
•merge, consolidate, combine or amalgamate with any person, or acquire or agree to acquire (including by merging or consolidating with, purchasing any equity interest in or a substantial portion of the assets of, licensing, or by any other manner) any assets or any business or any corporation, partnership, association or other business organization or division thereof, in each case other than (i) transactions between CHMI and a wholly owned subsidiary of CHMI or between or among wholly owned subsidiaries of CHMI; or (ii) acquisitions of assets in the ordinary course of business, including the acquisition of any mortgage-backed securities, “To Be Announced” agency mortgage-backed securities, mortgage servicing rights, U.S. Treasuries or other assets or securities permitted under CHMI’s investment guidelines in effect on the date hereof, including derivative securities and other instruments used for the purpose of hedging interest rate risk (collectively, “CHMI Portfolio Securities”), in each case, in the ordinary course of business and in accordance with CHMI’s investment guidelines in effect on the date hereof;
•subject to certain exceptions as specified in the Merger Agreement, sell, lease or otherwise dispose of, or agree to sell, lease or otherwise dispose of, any material portion of its assets, other than sales, leases or dispositions of assets (i) that involve a sale price consistent with the terms set forth in the CHMI disclosure letter or (ii) that are CHMI Portfolio Securities in the ordinary course of business and in accordance with CHMI’s investment guidelines (but excluding any bulk sales of mortgage servicing rights);
•adopt a plan of complete or partial liquidation or dissolution of CHMI or any of its subsidiaries;
•change in any material respect its material accounting principles, practices or methods in a manner that would materially affect the consolidated assets, liabilities or results of operations of CHMI and its subsidiaries, except as required by GAAP or applicable law;
•subject to certain exceptions as specified in the Merger Agreement, make or change any material tax election, adopt or change any tax accounting period or material method of tax accounting, file any amended tax return if the filing of such amended tax Return would result in a material increase in the taxes payable by CHMI or any of its subsidiaries, settle or compromise any material liability for taxes or any tax audit or other proceeding relating to a material amount of taxes, enter into any closing or similar agreement with any taxing authority, surrender any right to claim a material refund of taxes or agree to any extension or waiver of the statute of limitations with respect to a material amount of taxes;
•subject to certain exceptions as specified in the Merger Agreement, enter into, modify, amend, terminate or assign, or waive any rights under, any CHMI contract in any material respect, except (i) in the ordinary course of business consistent with past practice, (ii) as would not reasonably be expected to prevent or materially delay the consummation of the Mergers and (iii) such contract is not a vendor contract (including any renewal thereof);

•enter into any contract that would be a CHMI material contract, except in the ordinary course of business and as would not prevent or materially delay the consummation of the Transactions, or modify, amend, terminate or assign, or waive or assign any material rights under, any CHMI material contract in any material respect except in the ordinary course of business and which would not reasonably be expected to prevent or materially delay the consummation of the Transactions, and subject to certain other exceptions as specified in the Merger Agreement;
•subject to certain exceptions as specified in the merger agreement, (A) grant or promise to grant any increase in the compensation payable or to become payable to any of its directors, officers or any other employees, consultants or independent contractors; (B) recognize or certify any labor union or labor organization as the bargaining representative of any employees of CHMI or any of its subsidiaries; (C) furlough, terminate or hire any employee or officer, other than (1) hires to fill vacancies created by the death, resignation or termination of an officer or employee (in which case the newly hired officer’s or employee’s compensation and benefits shall not exceed the compensation and benefits of the person who previously held such position) and (2) terminations for cause; (D) grant, award, pay or announce any bonus, retention, change in control, transaction, severance or similar compensation; (E) enter into or amend any employment agreement; or (F) establish or enter into any CHMI benefit plan or amend any CHMI benefit plan in existence on the date of this Agreement if such amendment would have the effect of enhancing or increasing any benefits thereunder;
•make any loans, advances or capital contributions to, or investments in, any other person, except for (A) advances made in connection with CHMI Portfolio Securities in the ordinary course of business; (B) reverse purchase transactions involving CHMI Portfolio Securities in the ordinary course of business; (C) funding of commitments in the ordinary course of business in accordance with the terms of any agreements in effect as of the date hereof; (D) for loans among CHMI and its wholly owned subsidiaries or among CHMI’s wholly owned subsidiaries in the ordinary course of business; (E) advances for reimbursable employee or personnel expenses in the ordinary course of business consistent with past practice; (F) as required under the terms of any indemnification agreement in effect on the date hereof; or (G) as required under the organizational documents of CHMI or its applicable subsidiary as in effect as of the date hereof;
•take any action, or fail to take any action, which action or failure could reasonably be expected to cause CHMI to fail to qualify as a REIT or any of CHMI’s subsidiaries to cease to be treated as any of (i) a partnership or disregarded tax entity for U.S. federal income tax purposes or (ii) a qualified REIT subsidiary, a taxable REIT subsidiary or a subsidiary REIT under the Code;
•take any action, or fail to take any action, which action or failure would reasonably be expected to prevent or impede the Company Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code;
•other than the settlement of any Litigation (A) reflected or reserved against on the most recent balance sheet of CHMI (or in the notes thereto) filed with the SEC prior to the date hereof and not in excess of the amount reflected or reserved for such matter or (B) in connection with any stockholder litigation against CHMI and/or its employees, officers or directors relating to this Agreement, the Mergers and/or the other Transactions in accordance with the Merger Agreement, settle, or offer or propose to settle, any Litigation against CHMI or any of its subsidiaries (excluding any audit, claim or other proceeding in respect of taxes) that would result in (1) the payment of monetary damages or other transfer of value by CHMI or any of its subsidiaries exceeding $250,000 individually or $1,000,000 in the aggregate or (2) any material restriction on CHMI or any of its subsidiaries, or any admission of wrongdoing by CHMI or any of its subsidiaries;
•other than in the ordinary course of business, incur, create, assume, refinance, replace or prepay in any material respects the terms of any indebtedness or any derivative financial instruments or arrangements, or issue or sell any debt securities or calls, options, warrants or other rights to acquire any debt securities (directly, contingently or otherwise); provided, however, that the foregoing shall not restrict (A) the incurrence of any indebtedness among CHMI and its wholly owned subsidiaries or among CHMI’s wholly owned subsidiaries; (B) transactions pursuant to CHMI’s master repurchase agreements or other financing agreements to finance the purchase price of assets in the ordinary course of business or refinance CHMI’s repurchase obligations pursuant to such master repurchase agreements when due in the ordinary course of business; (C) guarantees by CHMI of indebtedness of its subsidiaries or guarantees by the subsidiaries of CHMI of indebtedness of CHMI or any other subsidiaries of CHMI, which indebtedness is incurred in compliance with the immediately preceding clause (B); (D) dollar roll financing transactions pursuant to CHMI’s master securities forward transactions agreements to finance the purchase price of agency “To Be Announced” agency mortgage-backed securities in the ordinary course of business; (E) the incurrence of any indebtedness in connection with repurchase agreements or other financing agreements, including in connection with any mortgage servicing rights, entered into in the ordinary course of business; or (F) any derivative financial instruments or arrangements entered into or incurred by CHMI or any of its subsidiaries for the purpose of fixing or hedging interest rate and not for speculative purposes;
•enter into any new line of business;
•take any action, or fail to take any action, which action or failure would reasonably be expected to cause CHMI or any of the CHMI subsidiaries to be required to be registered as an investment company under the Investment Company Act;
•other than with CHMI subsidiaries, enter into any material transactions or contracts with any affiliates of CHMI; or
•agree or enter into any arrangement or understanding to take any action with respect to any of the foregoing.
Agreement to Use Reasonable Best Efforts
Subject to the terms and conditions of the Merger Agreement, each of MITT, Merger Sub, MITT Manager, CHMI and CHOP will use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws to consummate and make effective in the most expeditious manner possible the Transactions and to cause the conditions to the Transactions under the Merger Agreement to be satisfied as promptly as practicable, including:
•making or filing, as promptly as practicable, with the appropriate governmental authority all filings, forms, applications, registrations and notifications, including the Required Regulatory Notifications, required to be filed in connection with the Transactions or to consummate the Mergers under any applicable laws or to obtain all consents, clearances, waivers, authorizations and approvals with respect to the business permits (including, for the avoidance of doubt, the Required Regulatory Approvals);
•satisfaction of the conditions to consummating the Transactions; and
•taking all actions, subject to limitations in the Merger Agreement, necessary, proper or advisable to obtain (and to cooperate with each other in obtaining) any consent, authorization, expiration or termination of a waiting period, permit, order or approval of, waiver or any exemption by, any governmental authority required to be obtained or made by MITT or Merger Sub or any of their respective subsidiaries in connection with the Transactions or the taking of any action contemplated by the Merger Agreement; provided, however, that no party will have any obligation (A) to propose, negotiate, commit to or effect, by consent decree, hold separate order or otherwise, the sale, divestiture or other disposition of any material portion of the assets or businesses of such party, any of its subsidiaries or their affiliates or (B) otherwise to take or commit to take any actions that would limit in any material respect the freedom of such party, its subsidiaries or their affiliates with respect to, or their ability to retain, one or more of their businesses, product lines or assets; provided, further, that CHMI and its subsidiaries shall not take any of the actions referred to in the preceding proviso (or agree to take such actions) without MITT’s prior written consent.
CHMI shall, and shall cause its affiliates to, use its reasonable best efforts to assist MITT in obtaining, effective no earlier than the Closing, any amendment, agreement, consent or waiver under the documentation relating to certain CHMI loan facilities, which we refer to as “Facility Documentation,” in connection with the consummation of the Transactions, including with respect to a change in control of CHMI or any of its subsidiaries under any Facility Documentation, including any “Change In Control” (as such term is defined in the Facility Documentation), from any party whose agreement, consent or waiver is required in connection therewith, in the form and on the terms as may be reasonably requested by MITT.
No Solicitation; Change in Recommendation
MITT Competing Proposals
During the Interim Period, MITT will not, and will cause its subsidiaries and its and their respective officers and directors to and will instruct its and its subsidiaries’ other representatives not to, directly or indirectly:
•solicit, initiate or knowingly encourage or facilitate any proposal or offer or any inquiries regarding the making of any proposal or offer, including any proposal or offer to its stockholders, that constitutes, or would reasonably be expected to lead to, a MITT Competing Proposal; or
•engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other person any information for the purpose of encouraging or facilitating, any inquiry, proposal or offer that constitutes, or would reasonably be expected to lead to a MITT Competing Proposal.
During the Interim Period, neither the MITT Board nor any committee thereof will:
•change, qualify, withhold, withdraw or modify, or authorize or resolve to or publicly propose or announce its intention to change, qualify, withhold, withdraw or modify, in each case in any manner adverse to CHMI in any material respect, the recommendation that the MITT stockholders approve the issuance of MITT Common Stock pursuant to the Merger Agreement, which we refer to as “MITT Board recommendation”;
•fail to include the MITT Board recommendation in this joint proxy statement/prospectus or any amendment or supplement hereto;
•adopt, approve, endorse or recommend to the stockholders of MITT, or resolve to or publicly propose or announce its intention to adopt, approve, endorse or recommend to the stockholders of MITT, any MITT Competing Proposal;
•fail to publicly reaffirm without qualification the MITT Board recommendation within ten business days after the written request of CHMI following a MITT Competing Proposal that has been publicly announced (or such fewer number of days as remain prior to the MITT stockholder meeting);
•fail to recommend, in a solicitation/recommendation statement on Schedule 14D-9 against any MITT Competing Proposal that is a tender offer or exchange offer subject to Regulation 14D promulgated under the Exchange Act within ten (10) business days after the commencement (within the meaning of Rule 14d-2 under the Exchange Act) of such tender offer or exchange offer; or
•authorize, cause or direct MITT or any of its subsidiaries to enter into any letter of intent, memorandum of understanding, agreement (including an acquisition agreement, merger agreement, option agreement, expense reimbursement agreement, joint venture agreement or other agreement), commitment or agreement in principle with respect to, or that would reasonably be expected to lead to, any MITT Competing Proposal.
A “MITT Competing Proposal” (and the reciprocal definition for CHMI, a “CHMI Competing Proposal,” and collectively with a MITT Competing Proposal, a “Competing Proposal”) refers to any offer, proposal or indication of interest relating to any transaction or series of related transactions (other than transactions with the other party or any of its subsidiaries) involving:
•any acquisition or purchase by any person or “group” of persons, directly or indirectly, of more than twenty percent (20%) of any class of outstanding voting or equity securities of MITT or CHMI or any subsidiaries thereof, as applicable, or any tender offer or exchange offer that, if consummated, would result in any person or “group” of persons beneficially owning more than twenty percent (20%) (on a non-diluted basis) of any class of outstanding voting or equity securities of MITT or CHMI, as applicable;
•any merger, consolidation, share exchange, business combination, joint venture, recapitalization, reorganization or other similar transaction involving MITT or CHMI, as applicable, and a person or “group” (as defined in or under Section 13(d) of the Exchange Act) of persons pursuant to which the stockholders of MITT or CHMI, as applicable, immediately preceding such transaction hold less than eighty percent (80%) of the equity interests in the surviving or resulting entity of such transaction; or
•any sale, lease, exchange, transfer, license or other disposition to a person or “group” of persons of more than twenty percent (20%) of the consolidated assets of MITT or CHMI, as applicable, and its subsidiaries, taken as a whole (measured by the fair market value thereof).
During the Interim Period, MITT shall promptly (and in no event later than forty-eight (48) hours after receipt) notify CHMI (orally or in writing) in the event that MITT or any of its subsidiaries or its or their representatives receives a MITT Competing Proposal, any inquiry, proposal, offer or request for information that would reasonably be expected to lead to a MITT Competing Proposal or any amendment or modification to the material terms of any MITT Competing Proposal, including the identity of the person making such MITT Competing Proposal, a copy of any agreements or draft documents related thereto and copies of any correspondence between MITT or its representatives and the person (or its representatives) submitting such MITT Competing Proposal, inquiry, proposal offer or request relating thereto. MITT shall keep CHMI reasonably informed on a prompt and current basis with respect to the status and material terms of any such MITT Competing Proposal, inquiry, proposal, offer or request and any material changes to the status of any such discussions or negotiations and promptly (and in any event within forty-eight (48) hours after receipt) provide CHMI with copies of any correspondence, agreements or draft documents provided by MITT or such person or their respective representatives with respect thereto, in each case to the extent not previously made available to CHMI.
At any time prior to receipt of the MITT Stockholder Approval, and other than in response to a MITT Competing Proposal, the MITT Board will be permitted to make a MITT change of recommendation in response to a material intervening event if certain conditions are met as set forth in the Merger Agreement and described below under “—MITT Superior Proposals” and “—MITT Change of Recommendation.”
CHMI Competing Proposals
During the Interim Period, CHMI will not, and will cause its subsidiaries and its and their respective officers and directors to and will instruct its and its subsidiaries’ other representatives not to, directly or indirectly:
•solicit, initiate or knowingly encourage or facilitate any proposal or offer or any inquiries regarding the making of any proposal or offer, including any proposal or offer to its stockholders, that constitutes, or would reasonably be expected to lead to, a CHMI Competing Proposal (as defined above); or
•engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other person any information for the purpose of encouraging or facilitating, any inquiry, proposal or offer that constitutes, or would reasonably be expected to lead to, a CHMI Competing Proposal.
During the Interim Period, neither the CHMI Board nor any committee thereof will:
•change, qualify, withhold, withdraw or modify, or authorize or resolve to or publicly propose or announce its intention to change, qualify, withhold, withdraw or modify, in each case in any manner adverse to MITT in any material respect, the recommendation that the CHMI stockholders approve the Merger Agreement, which we refer to as “CHMI Board recommendation”;
•fail to include the CHMI Board recommendation in this joint proxy statement/prospectus or any amendment or supplement hereto;

•adopt, approve, endorse or recommend to the stockholders of CHMI, or resolve to or publicly propose or announce its intention to adopt, approve, endorse or recommend to the stockholders of CHMI, any CHMI Competing Proposal;
•fail to publicly reaffirm without qualification the CHMI Board recommendation within ten business days after the written request of MITT following a CHMI Competing Proposal that has been publicly announced (or such fewer number of days as remain prior to the CHMI special meeting);
•fail to recommend, in a solicitation/recommendation statement on Schedule 14D-9 against any CHMI Competing Proposal that is a tender offer or exchange offer subject to Regulation 14D promulgated under the Exchange Act within ten (10) business days after the commencement (within the meaning of Rule 14d-2 under the Exchange Act) of such tender offer or exchange offer; or
•authorize, cause or direct CHMI or any of its subsidiaries to enter into any letter of intent, memorandum of understanding, agreement (including an acquisition agreement, merger agreement, option agreement, expense reimbursement agreement, joint venture agreement or other agreement), commitment or agreement in principle with respect to, or that would reasonably be expected to lead to, any CHMI Competing Proposal.
During the Interim Period, CHMI shall promptly (and in no event later than forty-eight (48) hours after receipt) notify MITT (orally or in writing) in the event that CHMI or any of its subsidiaries or its or their representatives receives a CHMI Competing Proposal, any inquiry, proposal, offer or request for information that would reasonably be expected to lead to a CHMI Competing Proposal or any amendment or modification to the material terms of any CHMI Competing Proposal, including the identity of the person making such CHMI Competing Proposal, a copy of any agreements or draft documents related thereto and copies of any correspondence between CHMI or its representatives and the person (or its representatives) submitting such CHMI Competing Proposal, inquiry, proposal, offer or request relating thereto. CHMI shall keep MITT reasonably informed on a prompt and current basis with respect to the status and material terms of any such CHMI Competing Proposal, inquiry, proposal, offer or request and any material changes to the status of any such discussions or negotiations and promptly (and in any event within forty-eight (48) hours after receipt) provide MITT with copies of any correspondence, agreements or draft documents provided by CHMI or such person or their respective representatives with respect thereto, in each case to the extent not previously made available to MITT.
At any time prior to receipt of the CHMI Stockholder Approval, the CHMI Board will be permitted to make a CHMI change of recommendation in response to a material intervening event if certain conditions are met as set forth in the Merger Agreement and described below under “—CHMI Superior Proposals” and “—CHMI Change of Recommendation.”
MITT Superior Proposals
If prior to obtaining the MITT Stockholder Approval, MITT receives an unsolicited MITT Competing Proposal that did not result from a material breach of MITT’s non-solicitation covenants in the Merger Agreement, MITT and its representatives may (a) engage in or otherwise participate in any discussions or negotiations with any person with respect to such MITT Competing Proposal and (b) furnish any non-public information regarding MITT or its subsidiaries, or access to the properties, assets or employees of MITT or its subsidiaries, to the person who has made such MITT Competing Proposal; provided, however, that:
•no non-public information that is prohibited from being furnished under certain provisions of the Merger Agreement may be furnished until MITT receives an executed confidentiality agreement from such person containing limitations on the use and confidentiality of non-public information furnished to such person by or on behalf of MITT that are no less restrictive to the counterparty than the terms of the confidentiality agreement entered into between CHMI and MITT, except for such changes to permit MITT to comply with its obligations under the Merger Agreement; and

•prior to taking any such actions, the MITT Board or any committee thereof determines in good faith, after consultation with its financial advisor and outside legal counsel, that such MITT Competing Proposal constitutes or would reasonably be expected to lead to a MITT Superior Proposal (as defined below).
A “MITT Superior Proposal” (and the reciprocal definition for CHMI, a “CHMI Superior Proposal,” and collectively with a MITT Superior Proposal, a “Superior Proposal”) refers to a bona fide written MITT Competing Proposal (with references to “20%” in that definition being deemed replaced with references to “50%” and references to “80%” in that definition being deemed to be replaced with references to 50%) by a third party, which the MITT Board or the CHMI Board, as applicable, determines in good faith after consultation with MITT’s or CHMI’s outside legal and financial advisors to be more favorable to MITT stockholders or CHMI stockholders, as applicable, than the Transactions.
The MITT Board may prior to the receipt of the MITT Stockholder Approval, in response to a MITT Competing Proposal that did not result from a material breach of MITT’s non-solicitation covenants in the Merger Agreement, effect a change in the MITT Board recommendation or cause MITT to terminate the Merger Agreement, if prior to taking such action:
•the MITT Board determines that such MITT Competing Proposal is a MITT Superior Proposal (taking into account any adjustment to the terms and conditions of the Merger Agreement proposed by CHMI in response to such MITT Competing Proposal) and that failure to take such actions would reasonably be expected to be inconsistent with its fiduciary duties under applicable law; and
•(A) MITT shall have given CHMI at least five (5) business days’ prior written notice of its intention to take such action, which notice shall include a summary of the material terms and conditions of such MITT Superior Proposal, the identity of the person making such MITT Superior Proposal and a copy of the MITT Superior Proposal and a copy of any proposed agreements providing for such MITT Superior Proposal (including any financing documents); (B) during such five (5) business day period following the date on which such notice is received, MITT shall and shall cause its representatives to, negotiate with CHMI in good faith (to the extent CHMI wishes to negotiate) to make such adjustments to the terms and conditions of the Merger Agreement as CHMI may propose; (C) upon the end of such five (5) business day period (or such subsequent notice period as contemplated by clause (D) below), the MITT Board shall have considered in good faith any revisions to the terms of the Merger Agreement proposed in writing by CHMI, and shall have determined, after consultation with its independent financial advisor and outside legal counsel, that the MITT Superior Proposal continues to constitute a MITT Superior Proposal and that a failure to take such action would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law; and (D) in the event of any change to any of the financial terms (including the form, amount or timing of payment of consideration) or any other material terms of such MITT Superior Proposal, MITT shall, in each case, have delivered to CHMI an additional notice consistent with that described in clause (A) above and a new notice period under clause (A) shall commence (provided, however, that the notice period thereunder shall only be three (3) business days) during which time MITT shall be required to comply with the requirements of this paragraph anew with respect to such additional notice, including clauses (A) through (D) above.
MITT and its representatives may, at any time prior to the receipt of the MITT Stockholder Approval, contact any person in writing (with a request that any response from such person be in writing) with respect to a MITT Competing Proposal to clarify any terms and conditions thereof which are necessary to determine whether the MITT Competing Proposal constitutes or would reasonably be expected to lead to a MITT Superior Proposal without the MITT Board being required to make such determination prior to taking such action.
MITT Change of Recommendation
Notwithstanding anything in the Merger Agreement to the contrary, the MITT Board may, at any time prior to receipt of the MITT Stockholder Approval, other than in response to a MITT Competing Proposal, effect a change in the MITT Board recommendation in response to a material intervening event if, prior to taking such action:

•the MITT Board determines in good faith, after consultation with its financial advisor and outside legal counsel, that the failure to take such action would reasonably be expected to be inconsistent with its fiduciary duties under applicable law;
•MITT shall have given at least five (5) business days’ prior written notice to CHMI that MITT intends to effect a change in the MITT Board recommendation (which notice will reasonably describe the reasons for such change); and
•during the five (5) business day period following the date on which such notice is received, MITT shall and shall cause its representatives to negotiate in good faith with CHMI (to the extent CHMI wishes to negotiate), to make adjustments to the terms and conditions of the Merger Agreement; and (iii) following the end of such five (5) business day period, the MITT Board, after consultation with MITT’s independent financial advisor and outside legal counsel and taking into account any revisions to the terms and conditions of the Merger Agreement proposed by CHMI, shall have determined in good faith that the failure of the MITT Board to make such a change in the MITT Board recommendation would reasonably be expected to be inconsistent with its fiduciary duties under applicable law.
CHMI Superior Proposals
If prior to obtaining the CHMI Stockholder Approval, CHMI receives an unsolicited CHMI Competing Proposal that did not result from a material breach of CHMI’s non-solicitation covenants in the Merger Agreement, CHMI and its representatives may (a) engage in or otherwise participate in any discussions or negotiations with any person with respect to such CHMI Competing Proposal and (b) furnish any non-public information regarding CHMI or its subsidiaries, or access to the properties, assets or employees of CHMI or its subsidiaries, to the person who has made such CHMI Competing Proposal; provided, however, that:
•no non-public information that is prohibited from being furnished under certain provisions of the Merger Agreement may be furnished until CHMI receives an executed confidentiality agreement from such person containing limitations on the use and confidentiality of non-public information furnished to such person by or on behalf of CHMI that are no less restrictive to the counterparty in the aggregate than the terms of the confidentiality agreement entered into between CHMI and MITT, except for such changes to permit CHMI to comply with its obligations under the Merger Agreement; and
•prior to taking any such actions, the CHMI Board or any committee thereof determines in good faith, after consultation with its financial advisor and outside legal counsel, that such CHMI Competing Proposal constitutes or would reasonably be expected to lead to a CHMI Superior Proposal (as defined below).
The CHMI Board may, prior to the receipt of the CHMI Stockholder Approval, in response to a CHMI Competing Proposal that did not result from a material breach of CHMI’s non-solicitation covenants in the Merger Agreement, effect a change in the CHMI Board recommendation or cause CHMI to terminate the Merger Agreement, if prior to taking such action:
•the CHMI Board determines that such CHMI Competing Proposal is a CHMI Superior Proposal (taking into account any adjustment to the terms and conditions of the Merger Agreement proposed by MITT in response to such CHMI Competing Proposal) and that failure to take such actions would reasonably be expected to be inconsistent with its fiduciary duties under applicable law; and
•(A) CHMI shall have given MITT at least five (5) business days’ prior written notice of its intention to take such action, which notice shall include a summary of the material terms and conditions of such CHMI Superior Proposal, the identity of the Person making such CHMI Superior Proposal and a copy of CHMI Superior Proposal and a copy of any proposed agreements providing for such CHMI Superior Proposal (including any financing documents); (B) during such five (5) business day period following the date on which such notice is received, CHMI shall and shall cause its representatives to, negotiate with MITT in good faith (to the extent MITT wishes to negotiate) to make such adjustments to the terms and conditions of the Merger Agreement as MITT may propose; (C) upon the end of such five (5) business day period (or such subsequent notice period as contemplated by clause (D) below), the CHMI Board shall have considered in good faith any revisions to the terms of the Merger Agreement proposed in writing by MITT, and shall have determined, after consultation with its independent financial advisor and outside legal counsel, that such CHMI Superior Proposal continues to constitute a CHMI Superior Proposal and that a failure to take such action would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law; and (D) in the event of any change to any of the financial terms (including the form, amount or timing of payment of consideration) or any other material terms of such CHMI Superior Proposal, CHMI shall, in each case, have delivered to MITT an additional notice consistent with that described in clause (A) above and a new notice period under clause (A) shall commence (provided, however, that the notice period thereunder shall only be three (3) business days) during which time CHMI shall be required to comply with the requirements of this paragraph anew with respect to such additional notice, including clauses (A) through (D) above.
CHMI and its representatives may, at any time prior to the receipt of the CHMI Stockholder Approval, contact any person in writing (with a request that any response from such person be in writing) with respect to a CHMI Competing Proposal to clarify any terms and conditions thereof which are necessary to determine whether the CHMI Competing Proposal constitutes or would reasonably be expected to lead to a CHMI Superior Proposal without the CHMI Board being required to make such determination prior to taking such action.
CHMI Change of Recommendation
Notwithstanding anything in the Merger Agreement to the contrary, the CHMI Board may, at any time prior to the receipt of the CHMI Stockholder Approval, other than in response to a CHMI Competing Proposal, effect a change in the CHMI Board recommendation in response to a material intervening event if, prior to taking such action:
•the CHMI Board determines in good faith, after consultation with its financial advisor and outside legal counsel, that the failure to take such action would reasonably be expected to be inconsistent with its fiduciary duties under applicable law;
•CHMI shall have given at least five (5) business days’ prior written notice to MITT that CHMI intends to effect a change in the CHMI Board recommendation (which will describe the reasons for such change); and
•during the five (5) business day period following the date on which such notice is received, CHMI shall and shall cause its representatives to negotiate in good faith with MITT (to the extent MITT wishes to negotiate), to make adjustments to the terms and conditions of the Merger Agreement, and, following the end of such five (5) business day period, the CHMI Board, after consultation with CHMI’s independent financial advisor and outside legal counsel and taking into account any revisions to the terms and conditions of the Merger Agreement proposed by MITT, shall have determined in good faith that the failure of the CHMI Board to make such a change in the CHMI Board recommendation would reasonably be expected to be inconsistent with its fiduciary duties under applicable law.
Stockholder Meetings
The approval of the Merger Agreement by the holders of CHMI Common Stock is required to effect the Mergers. CHMI has agreed to take all action necessary in accordance with applicable laws and its organizational documents to duly give notice of, convene and hold a meeting of CHMI stockholders for the purpose of obtaining the approval by its stockholders of the Merger Agreement, with such meeting to be held as promptly as reasonably practicable following the effectiveness of this registration statement under the Securities Act.
The approval of the MITT Common Stock Issuance by the holders of MITT Common Stock is required to issue the shares of MITT Common Stock to the holders of CHMI Common Stock in connection with the Company Merger. MITT has agreed to take all action necessary in accordance with applicable laws and its organizational documents to duly give notice of, convene and hold a meeting of MITT stockholders for the purpose of obtaining the approval by its stockholders of the MITT Common Stock Issuance, with such meeting to be held as promptly as reasonably practicable following the effectiveness of this registration statement under the Securities Act.

Listing
MITT has agreed to take all actions necessary to cause the MITT Common Stock, MITT Series D Preferred Stock and MITT Series E Preferred Stock to be issued in connection with the Company Merger to be approved for listing on the NYSE, subject to official notice of issuance.
Conditions to Complete the Mergers
The respective obligation of each of MITT, Merger Sub, MITT Manager, CHMI and CHOP to complete the Closing and to effect the Mergers are subject to the satisfaction at or prior to the Closing of each of the following conditions, any or all of which may be waived jointly by the aforementioned parties, in whole or in part, to the extent permitted by applicable law:
•the CHMI Stockholder Approval and the MITT Stockholder Approval have been obtained;
•no governmental entity having jurisdiction over the parties has enacted or issued any law or order or injunction or other action that is in effect (whether temporary, preliminary or permanent) restraining, enjoining or prohibiting the consummation of the Mergers;
•the registration statement of which this joint proxy statement/prospectus is a part has been declared effective by the SEC under the Securities Act, no stop order suspending the effectiveness of the registration statement is in effect and no proceeding for such purpose shall be pending or threatened by the SEC;
•the shares of MITT Common Stock, MITT Series D Preferred Stock and MITT Series E Preferred Stock issuable in connection with the Mergers shall have been approved for listing on the NYSE, subject to official notice of issuance; and
•each of the Required Regulatory Approvals shall have been obtained.
The obligations of CHMI and CHOP to consummate the Mergers are subject to the satisfaction at or prior to the Closing of each of the following conditions, any or all of which may be waived exclusively by CHMI and CHOP, in whole or in part, to the extent permitted by applicable law:
•certain representations and warranties of MITT, Merger Sub and MITT Manager with respect to capitalization being true and correct (except for any de minimis inaccuracies) as of the date of this Agreement and as of the Closing Date as though made as of the Closing Date (except to the extent that any such representation and warranty speaks as of any earlier date, in which case such representation and warranty shall be true and correct as of such earlier date);
•certain representations and warranties of MITT, Merger Sub and MITT Manager with respect to existence, power, authority, consents, no violation and available funds shall be true and correct as of the date of the Merger Agreement and as of the Closing Date as though made as of the Closing Date (except to the extent that any such representation and warranty speaks as of any earlier date, in which case such representation and warranty shall be true and correct as of such earlier date) in each case in all material respects;
•certain representations and warranties of MITT, Merger Sub and MITT Manager regarding the absence of a Material Adverse Effect on MITT shall be true and correct in all respects as of the date of the Merger Agreement and as of the Closing Date as though made as of the Closing Date;
•all other representations and warranties of MITT, Merger Sub and MITT Manager set forth in Article V of the Merger Agreement being true and correct as of the date of the Merger Agreement and as of the date of Closing (except that representations and warranties that speak as of a specified date will have been true and correct only as of such date), except where the failure of such representations and warranties to be so true and correct (without regard to qualification or exceptions contained therein as to materiality or material adverse effect) (i) in the case of MITT and Merger Sub, would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on MITT and (ii) in the case of MITT Manager, would not reasonably be expected to materially prevent the ability of MITT Manager to consummate the transactions before the Termination Date;
•MITT, Merger Sub and MITT Manager have performed, or complied with, in all material respects all agreements and covenants required to be performed or complied with by it under the Merger Agreement on or prior to the Closing;
•CHMI has received a certificate of MITT signed by the chief executive officer or chief financial officer of MITT and a certificate of MITT Manager signed by an executive officer of MITT Manager, each dated as of the date of Closing, confirming that certain conditions in the Merger Agreement have been satisfied;
•CHMI has received a written opinion of Hunton Andrews Kurth LLP, dated as of the date of Closing and in form and substance reasonably satisfactory to CHMI, to the effect that, commencing with MITT’s taxable year ended December 31, 2020, MITT has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code and its actual method of operation has enabled MITT to meet, through the Company Merger Effective Time, the requirements for qualification and taxation as a REIT under the Code, and that its proposed method of organization and operation will enable MITT to continue to satisfy the requirements for qualification and taxation as a REIT under the Code, subject to customary exceptions, assumptions and qualifications; and
•CHMI has received a written opinion of Mayer Brown LLP, dated as of the date of Closing, to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, the Company Merger will qualify as a “reorganization” under, and within the meaning of, Section 368(a) of the Code and MITT, CHMI and Merger Sub will each be a party to that reorganization within the meaning of Section 368(b) of the Code.
The obligations of MITT, Merger Sub and MITT Manager to consummate the Mergers are subject to the satisfaction at or prior to the Closing of each of the following conditions, any or all of which may be waived exclusively by MITT, Merger Sub and MITT Manager in whole or in part, to the extent permitted by applicable law:
•certain representations and warranties of CHMI and CHOP with respect to capitalization being true and correct (except for any de minimis inaccuracies) as of the date of this Agreement and as of the Closing Date as though made as of the Closing Date (except to the extent that any such representation and warranty speaks as of any earlier date, in which case such representation and warranty shall be true and correct as of such earlier date);
•certain representations and warranties of CHMI and CHOP with respect to existence, power, authority, consents and no violation shall be true and correct as of the date of the Merger Agreement and as of the Closing Date as though made as of the Closing Date (except to the extent that any such representation and warranty speaks as of any earlier date, in which case such representation and warranty shall be true and correct as of such earlier date) in each case in all material respects;
•certain representations and warranties of CHMI and CHOP regarding the absence of a Material Adverse Effect on CHMI shall be true and correct in all respects as of the date of the Merger Agreement and as of the Closing Date as though made as of the Closing Date;
•all other representations and warranties of CHMI and CHOP set forth in Article IV of the Merger Agreement being true and correct as of the date of the Merger Agreement and as of the date of Closing, as though made on and as of the date of Closing (except that representations and warranties that speak as of a specified date will have been true and correct only as of such date), except where the failure of such representations and warranties to be so true and correct (without regard to qualification or exceptions contained therein as to materiality or material adverse effect) would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on CHMI;

•CHMI and CHOP have performed, or complied with, in all material respects all agreements and covenants required to be performed or complied with by CHMI and CHOP under the Merger Agreement at or prior to the Closing;
•MITT has received a certificate of CHMI signed by the chief executive officer or chief financial officer of CHMI, dated as of the date of Closing, confirming that certain conditions in the Merger Agreement have been satisfied;
•MITT has received a written opinion of Mayer Brown LLP, dated as of the date of Closing and in form and substance reasonably satisfactory to MITT, to the effect that, commencing with CHMI’s taxable year ended December 31, 2020, CHMI has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code and its actual method of operation has enabled CHMI to meet, through the Company Merger Effective Time, the requirements for qualification and taxation as a REIT under the Code, subject to customary exceptions, assumptions and qualifications; and
•MITT has received a written opinion of Hunton Andrews Kurth LLP, dated as of the date of Closing, to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, the Company Merger will qualify as a “reorganization” under, and within the meaning of, Section 368(a) of the Code and MITT, CHMI and Merger Sub will each be a party to that reorganization within the meaning of Section 368(b) of the Code.
Termination of the Merger Agreement
The Merger Agreement may be terminated and the Mergers and the other transactions contemplated in the Merger Agreement may be abandoned at any time prior to the Partnership Merger Effective Time, whether (except as expressly set forth below) before or after the MITT Stockholder Approval or the CHMI Stockholder Approval has been obtained:
•by mutual written consent of MITT and CHMI;
•by either MITT or CHMI:
oif the Closing has not occurred on or before 11:59 p.m. Eastern Time, on March 9, 2027, which we refer to as the “Termination Date”; provided, however, that if, as of the Termination Date, all conditions to Closing under the Merger Agreement other than obtaining the Required Regulatory Approvals or absence of a law, order or injunction preventing Closing to the extent related to the Required Regulatory Approvals shall have been satisfied, then the Termination Date will automatically be extended for an additional 60 days, which date thereafter shall be deemed to be the Termination Date; provided, further, that the right to terminate the Merger Agreement under this paragraph will not be available to any party that has breached in any material respect any provision of the Merger Agreement that shall have contributed materially to the failure of the Closing to occur by such date;
oif (i) any permanent injunction or other judgment or order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Transactions will be in effect, or any action has been taken by any governmental authority of competent jurisdiction, that, in each case, prohibits, makes illegal or enjoins the consummation of the Transactions and has become final and non-appealable; or (ii) any order will have been enacted, entered, enforced or deemed applicable to the Transactions and is in effect that prohibits, makes illegal or enjoins the consummation of the Transactions; provided, however, that the right to terminate the Merger Agreement pursuant to this provision will not be available to CHMI or MITT (x) unless such party has used its best efforts to remove such order and (y) if such party has breached in any material respect any provision of the Merger Agreement in any manner that has contributed materially to the issuance of such order;

oif CHMI or CHOP, or MITT, Merger Sub or MITT Manager, as applicable, shall have breached or failed to perform in any material respect any of their respective representations, warranties, covenants or other agreements contained in the Merger Agreement, which breach or failure to perform (A) would give rise to the failure of a condition to Closing for such terminating party to be satisfied and (B) is incapable of being cured or, if curable, has not been cured, by the breaching party, as applicable, prior to the earlier of (x) the Termination Date and (y) the thirtieth (30th) business day after its receipt of written notice thereof from the terminating party; provided, however, that the terminating party shall not have breached or failed to perform in any material respect any of its respective representations, warranties, covenants or other agreements contained in the Merger Agreement so as to cause such closing conditions not to be satisfied;
oif the MITT Stockholder Approval has not been obtained upon a vote held at a duly held MITT special meeting convened therefor (including any adjournments or postponements thereof permitted by the Merger Agreement), or the CHMI Stockholder Approval has not been obtained upon a vote held at a duly held CHMI special meeting convened therefor (including any adjournments or postponements thereof permitted by the Merger Agreement);
•by CHMI, prior to the time the MITT Stockholder Approval is obtained, if the MITT Board has effected a change of recommendation or MITT has materially breached its non-solicitation covenants in the Merger Agreement;
•by CHMI, prior to receipt of the CHMI Stockholder Approval, in accordance with, and subject to compliance with the terms and conditions of, specified provisions of CHMI’s non-solicitation covenants, in order to enter into a definitive agreement providing for a CHMI Superior Proposal (with such definitive agreement being entered into substantially concurrently with the termination of the Merger Agreement); provided, however, that concurrently with such termination, CHMI pays the CHMI Termination Fee (as discussed below);
•by MITT, prior to the time the CHMI Stockholder Approval is obtained, if the CHMI Board has effected a change of recommendation or CHMI has materially breached its non-solicitation covenants in the Merger Agreement; or
•by MITT prior to the receipt of the MITT Stockholder Approval, in accordance with, and subject to compliance with the terms and conditions of, specified provisions of MITT’s non-solicitation covenants, in order to enter into a definitive agreement providing for a MITT Superior Proposal (with such definitive agreement being entered into substantially concurrently with the termination of the Merger Agreement); provided, however, that concurrently with such termination, MITT pays the MITT Termination Fee (as discussed below).
Termination Fees and Expenses
Each party will pay its own expenses incident to preparing for, entering into and carrying out the Merger Agreement and the consummation of the Mergers, whether or not the Mergers will be consummated.
Termination Fee Payable by MITT
MITT will pay CHMI a termination fee of $7,990,000, which we refer to as “MITT Termination Fee,” if:
•MITT terminates the Merger Agreement in order to enter into a definitive agreement with respect to a MITT Superior Proposal; or
•CHMI terminates the Merger Agreement because the MITT Board has effected a change of recommendation or MITT materially breached its non-solicitation covenants in the merger agreement.
MITT also will pay CHMI the MITT Termination Fee if: (A) the Merger Agreement is terminated by (x) either CHMI or MITT because the Closing has not been consummated by the Termination Date or the MITT Stockholder Approval was not obtained or (y) CHMI because of certain breach by MITT, Merger Sub or MITT

Manager; (B) a bona fide written MITT Competing Proposal shall have been publicly made, proposed or communicated (or shall have otherwise become publicly known) after the date of the Merger Agreement and not withdrawn prior to the time of termination of the Merger Agreement; and (C) at any time during the twelve (12)-month period following such termination, MITT or any of its subsidiaries completes, or enters into a definitive agreement with respect to and thereafter completes (regardless of whether such completion occurs within such twelve (12)-month period), a MITT Competing Proposal; provided, however, that, for purposes of this paragraph, all references in the definition of MITT Competing Proposal to twenty percent (20%) or eighty percent (80%) shall be deemed references to fifty percent (50%).
Termination Fee Payable by CHMI
CHMI will pay MITT a termination fee of $4,700,000, which we refer to as “CHMI Termination Fee” if:
•CHMI terminates the Merger Agreement in order to enter into a definitive agreement with respect to a CHMI Superior Proposal; or
•MITT terminates the Merger Agreement because the CHMI Board has effected a change of recommendation or CHMI materially breached its non-solicitation covenants in the Merger Agreement.
CHMI also will pay MITT the CHMI Termination Fee if: (A) the Merger Agreement is terminated by (x) either CHMI or MITT because the Closing has not been consummated by the Termination Date or the CHMI Stockholder Approval was not obtained or (y) MITT because of certain breach by CHMI or CHOP; (B) a bona fide written CHMI Competing Proposal shall have been publicly made, proposed or communicated (or shall have otherwise become publicly known) after the date of the Merger Agreement and not withdrawn prior to the time of termination of the Merger Agreement; and (C) at any time during the twelve (12)-month period following such termination, CHMI or any of its subsidiaries completes, or enters into a definitive agreement with respect to and thereafter completes (regardless of whether such completion occurs within such twelve (12)-month period), a CHMI Competing Proposal; provided, however, that, for purposes of this paragraph, all references in the definition of CHMI Competing Proposal to twenty percent (20%) or eighty percent (80%) shall be deemed references to fifty percent (50%).
Under no circumstances will MITT be required to pay more than one MITT Termination Fee to CHMI, or CHMI be required to pay more than one CHMI Termination Fee to MITT.
Directors and Management of MITT After the Company Merger
Prior to the Company Merger Effective Time, MITT will take all necessary corporate action so that upon and immediately after the Company Merger Effective Time, (a) the size of the MITT Board is increased by two members and (b) two members of the CHMI Board designated by CHMI no later than twenty business days prior to the Closing Date will be appointed to the MITT Board. We refer to such person designated by CHMI as a “CHMI Director Designee.” Each CHMI Director Designee must (i) at the time of such designation be a member of the CHMI Board, (ii) have provided a fully completed directors’ questionnaire to MITT and completed a background check prior to such appointment, which must be reasonably satisfactory to MITT, and (iii) meet the qualifications of an “independent director” of CHMI and MITT under the rules of the NYSE; provided, however, that in the event that (A) MITT determines in accordance with the foregoing that a CHMI Director Designee’s directors’ questionnaire or background check is not reasonably satisfactory or (B) a CHMI Director Designee is unable or unwilling to serve on the MITT Board, (x) in the case of the foregoing clause (A), MITT will promptly notify CHMI of such determination and (y) in the case of the foregoing clauses (A) and (B), CHMI will have the right to designate an alternative member of the CHMI Board as a CHMI Director Designee by notice to MITT. MITT will take all action necessary to nominate the CHMI Director Designees to the MITT Board at the MITT Board’s next annual meeting following the Closing, including, but not limited to, by including the individuals as persons nominated as members of the MITT Board in the MITT Board’s proxy statement for such annual meeting.
Each of the executive officers of MITT immediately prior to the Company Merger Effective Time will continue as an executive officer of the Combined Company following the Company Merger Effective Time.

Directors’ and Officers’ Indemnification and Insurance
From and after the Company Merger Effective Time, each of the Surviving Entity and MITT shall, to the same extent permitted by the organizational documents of CHMI and its subsidiaries in effect on the date of the Merger Agreement: (i) indemnify and hold harmless each person who is at the date hereof, was previously, or during the period from the date hereof through the Company Merger Effective Time will be, serving as a director, officer, employee or agent of CHMI or any of its subsidiaries (including CHOP) and each person who served as a director, officer, employee, agent, partner, trustee or member of another corporation, unincorporated association, business trust, estate, partnership, joint venture, individual trust, employee benefit plan or other legal entity at the request of or for the benefit of CHMI or any of its subsidiaries (including CHOP) (collectively, the “Covered Persons”) in connection with any D&O claim and any losses, claims, damages, liabilities, claim expenses, judgments, fines, penalties and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of any thereof) relating to or resulting from such D&O claim; and (ii) promptly advance to such Covered Person any claim expenses incurred in defending, serving as a witness with respect to or otherwise participating with respect to any D&O claim in advance of the final disposition of such D&O claim, including payment on behalf of or advancement to the Covered Person of any claim expenses incurred by such Covered Person in connection with enforcing any rights with respect to such indemnification and/or advancement, in each case without the requirement of any bond or other security, provided that such Covered Person provides an undertaking to repay such advances if such Covered Person is ultimately determined not to be entitled to indemnification hereunder under applicable Law.
For not less than six years from and after the Company Merger Effective Time, the organizational documents of the Surviving Entity shall contain provisions no less favorable with respect to exculpation, limitations on liability of Covered Persons, indemnification of and advancement of expenses to Covered Persons than are set forth as of the date hereof in the organizational documents of CHMI.
MITT will cause to be put in place, and MITT shall fully prepay immediately prior to the Company Merger Effective Time, a six-year prepaid “tail” insurance policy (which policy by its express terms shall survive the Mergers) of at least the same coverage and amounts and containing terms and conditions that are no less favorable to the covered individuals as CHMI’s and its subsidiaries’ existing directors’ and officers’ insurance policy or policies with a claims period of six years from the Company Merger Effective Time for D&O claims arising from facts, acts, events or omissions that occurred on or prior to the Company Merger Effective Time; provided, however, the aggregate premium for such “tail” insurance policy shall not exceed an amount equal to 300% of the annual premium paid by CHMI for such insurance as of the date of the Merger Agreement; and provided, further, that if the premium of such insurance coverage exceeds such amount, MITT shall cause to be put in place a policy with the greatest coverage available, with respect to the facts, acts, events or omissions occurring prior to the Company Merger Effective Time, for a cost not exceeding such amount. MITT and the Surviving Entity shall cause any such policy (whether obtained by MITT, CHMI or the Surviving Entity) to be maintained in full force and effect, for its full term, and MITT shall cause the Surviving Entity to honor all its obligations thereunder.
Amendment and Waiver
At any time prior to the Partnership Merger Effective Time, any provision of the Merger Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by CHMI, CHOP, MITT, Merger Sub and MITT Manager; provided, however, if such amendment or waiver is proposed after the CHMI Stockholder Approval or the MITT Stockholder Approval is obtained, no such amendment or waiver will be made or given that requires the approval of the stockholders of CHMI or MITT under applicable law unless the required further approval is obtained. After the Partnership Merger Effective Time, the Merger Agreement may not be amended. Notwithstanding the foregoing, no failure or delay by any party in exercising any right under the Merger Agreement shall operate as a waiver thereof.
Specific Performance
Each of the parties to the Merger Agreement (on behalf of themselves or any third-party beneficiary to the Merger Agreement) is entitled to an injunction or injunctions, specific performance or other equitable relief to prevent breaches of the Merger Agreement and to enforce specifically the terms and provisions of the Merger Agreement without proof of damages or otherwise, this being in addition to any other remedy to which they are entitled under the Merger Agreement or at law or in equity.

THE VOTING AGREEMENT
Concurrently with the execution and delivery of the Merger Agreement, CHMI entered into the Voting Agreement with AG MIT, which we sometimes refer to as the “Voting Party.” Pursuant to the Voting Agreement, the Voting Party has agreed to vote its shares of CHMI Common Stock (a) in favor of the CHMI Merger Proposal, the CHMI Compensation Proposal and the CHMI Adjournment Proposal and (b) against any alternative CHMI acquisition proposal. As of the close of business on the CHMI Record Date, the Voting Party owned an aggregate of 734,800 shares of CHMI Common Stock. Notwithstanding the foregoing, (1) if the CHMI Board has made a CHMI change of recommendation in compliance with the Merger Agreement, then the Voting Party will not be required to vote its shares of CHMI Common Stock in favor of the matters described in clauses (a) or (b) above and (2) the Voting Party will retain at all times the right to vote its shares of CHMI Common Stock in the Voting Party’s sole discretion. The Voting Agreement terminates on the earliest to occur of the Company Merger Effective Time and the termination of the Merger Agreement in accordance with its terms.
The preceding summary describes certain material provisions of the Voting Agreement. This summary is not complete and is qualified in its entirety by the Voting Agreement, which is attached to this joint proxy statement/prospectus as Annex C and which constitutes part of this joint proxy statement/prospectus. We encourage you to read carefully the Voting Agreement in its entirety because this summary may not contain all of the information about the Voting Agreement that is important to you. The rights and obligations of the parties to the Voting Agreement are governed by the express terms of the Voting Agreement and not by this summary or any other information contained in this joint proxy statement/prospectus.

U.S. FEDERAL INCOME TAX CONSIDERATIONS
This summary does not discuss the impact that U.S. state and local taxes and taxes imposed by non-U.S. jurisdictions could have on the matters discussed in this summary. Because this section is a summary, it does not address all aspects of taxation that may be relevant to particular stockholders in light of their personal investment or tax circumstances, or to certain types of stockholders that are subject to special treatment under the U.S. federal income tax laws, such as:
•insurance companies;
•regulated investment companies, REITs, and their investors;
•subchapter S corporations;
•tax-exempt organizations (except to the extent discussed in “—Taxation of U.S. Holders—Taxation of Tax-Exempt Stockholders” below);
•partnerships;
•financial institutions or broker-dealers;
•non-U.S. individuals and foreign corporations (except to the extent discussed in “—Taxation of Non-U.S. Holders” below);
•U.S. expatriates;
•persons who mark-to-market MITT Stock;
•U.S. holders (as defined below) whose functional currency is not the U.S. dollar;
•persons required to accelerate the recognition of any item of gross income with respect to MITT Stock as a result of such income being recognized on an applicable financial statement;
•trusts and estates (except to the extent discussed herein);
•persons who receive MITT Stock through the exercise of employee stock options or otherwise as compensation;
•persons holding MITT Stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment;
•persons subject to any alternative minimum tax provisions of the Code;
•persons holding a 10% or more (by vote or value) beneficial interest in MITT Stock; and
•other persons subject to special tax rules.
This summary assumes that holders hold MITT Stock as capital assets for U.S. federal income tax purposes, which generally means property held for investment.
For purposes of this discussion, a “U.S. holder” is a beneficial owner of MITT Stock or CHMI Stock, as applicable, who, for U.S. federal income tax purposes, is:
•a citizen or resident of the United States;
•a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or of a political subdivision thereof (including the District of Columbia);

•an estate that is subject to U.S. federal income tax on its income regardless of its source; or
•any trust if (i) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more United States persons have the authority to control all substantial decisions of the trust or (ii) it has a valid election in place to be treated as a United States person.
For purposes of this discussion, a “non-U.S. holder” is a beneficial owner of MITT Stock or CHMI Stock, as applicable, who is neither a U.S. holder nor a partnership or other entity treated as a partnership for U.S. federal income tax purposes. A tax-exempt organization is a U.S. person who is exempt from U.S. federal income tax under Sections 401(a) or 501(a) of the Code.
If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds CHMI Stock (or, following the Company Merger, MITT Stock), the U.S. federal income tax treatment of a partner in such partnership generally will depend upon the status of the partner and the activities of the partnership. A partner of a partnership holding CHMI Stock should consult its tax advisor regarding the U.S. federal income tax consequences to the partner of the Company Merger and of the acquisition, ownership and disposition of MITT Stock by the partnership.
The statements in this section are not intended to be, and should not be construed as, tax advice. The statements in this section are based on the current Code, current, temporary and proposed the Treasury Regulations thereunder, the legislative history of the Code, current administrative interpretations and practices of the IRS, and court decisions. The reference to IRS interpretations and practices includes the IRS practices and policies endorsed in private letter rulings, which are not binding on the IRS except with respect to the taxpayer that receives the ruling. Future legislation, Treasury Regulations, administrative interpretations and court decisions could change current law or adversely affect existing interpretations of current law on which the information in this section is based. Any such change could apply retroactively. MITT has not received any rulings from the IRS concerning its qualification as a REIT. Even if there is no change in the applicable law, no assurance can be provided that the statements made in the following discussion, which do not bind the IRS or the courts, will not be challenged by the IRS or will be sustained by a court if so challenged.
MITT AND CHMI URGE YOU TO CONSULT YOUR TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO YOU OF THE COMPANY MERGER AND THE OWNERSHIP AND SALE OF MITT STOCK AND OF MITT’S ELECTION TO BE TAXED AS A REIT. SPECIFICALLY, YOU SHOULD CONSULT YOUR TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE, LOCAL, FOREIGN, AND OTHER TAX CONSEQUENCES OF THE COMPANY MERGER AND THE OWNERSHIP, SALE AND ELECTION, AND REGARDING POTENTIAL CHANGES IN APPLICABLE TAX LAWS.
U.S. Federal Income Tax Consequences of the Company Merger
Material U.S. Federal Income Tax Consequences of the Company Merger as a Reorganization
It is a condition to the completion of the Company Merger that Mayer Brown LLP and Hunton Andrews Kurth LLP each render an opinion to CHMI and MITT, respectively, to the effect that the Company Merger will constitute a reorganization within the meaning of Section 368(a) of the Code. Such opinions will be subject to customary exceptions, assumptions and qualifications, and will be based on representations made by CHMI and MITT regarding factual matters, and covenants undertaken by CHMI and MITT. If any assumption or representation is inaccurate in any way, or any covenant is not complied with, the tax consequences of the Company Merger could differ from those described in the tax opinions and in this discussion. These tax opinions represent the legal judgment of counsel rendering the opinion and are not binding on the IRS or the courts. No ruling from the IRS has been or is expected to be requested in connection with the Company Merger, and there can be no assurance that the IRS would not assert, or that a court would not sustain, a position contrary to the conclusions set forth in the tax opinions.
Provided the Company Merger is treated as a reorganization within the meaning of Section 368(a) of the Code:

•CHMI will not recognize any gain or loss as a result of the Company Merger.
•A holder of CHMI Common Stock that is a U.S. holder (a “U.S. CHMI Stockholder”) will recognize gain (but not loss) in an amount equal to the lesser of (i) the amount of cash (other than cash received in lieu of a fractional share of MITT Common Stock) received by such holder in exchange for its CHMI Common Stock (including such holder’s share of the aggregate Per Share MITT Cash Consideration and the aggregate Per Share Additional Manager Consideration) and (ii) the amount by which the sum of the fair market value of the shares of MITT Common Stock and cash (other than cash received in lieu of a fractional share of MITT Common Stock) received by such holder in exchange for its CHMI Common Stock (including such holder’s share of the aggregate Per Share MITT Cash Consideration and the aggregate Per Share Additional Manager Consideration) exceeds such holder’s adjusted basis in its shares of CHMI Common Stock.
•A U.S. holder will have an aggregate tax basis in the MITT Common Stock it receives in the Company Merger equal to the U.S. holder’s aggregate tax basis in its CHMI Common Stock surrendered pursuant to the Company Merger, increased by any gain recognized (excluding any gain attributable to the receipt of cash in lieu of a fractional share of MITT Common Stock) and decreased by the amount of any cash received (other than cash received in lieu of a fractional share of MITT Common Stock) reduced, if applicable, by the portion of the U.S. holder’s tax basis in its CHMI Common Stock surrendered in the Company Merger that is allocable to a fractional share of MITT Common Stock. If a U.S. holder acquired any of its shares of CHMI Common Stock at different prices and/or at different times, Treasury Regulations provide guidance on how such U.S. holder may allocate its tax basis to shares of MITT Common Stock received in the Company Merger. U.S. holders that hold multiple blocks of CHMI Common Stock should consult their tax advisors regarding the proper allocation of their basis among shares of MITT Common Stock received in the Company Merger under these Treasury Regulations.
•A U.S. holder of CHMI Series A Preferred Stock or CHMI Series B Preferred Stock generally will not recognize any gain or loss for U.S. federal income tax purposes upon the receipt of MITT Series D Preferred Stock or MITT Series E Preferred Stock in exchange for CHMI Series A Preferred Stock or CHMI Series B Preferred Stock, respectively, in the Company Merger. A U.S. holder will have aggregate tax basis in the MITT Series D Preferred Stock or MITT Series E Preferred Stock equal to the U.S. holder's aggregate tax basis in its CHMI Series A Preferred Stock or CHMI Series B Preferred Stock surrendered pursuant to the Company Merger.
•The holding period of the shares of MITT Stock received by a U.S. holder in connection with the Company Merger will include the holding period of the CHMI Stock surrendered in connection with the Company Merger.
•Cash received by a U.S. holder in lieu of a fractional share of MITT Common Stock in the Company Merger will be treated as if such fractional share had been issued in connection with the Company Merger and then redeemed by MITT, and such U.S. holder generally will recognize capital gain or loss with respect to such cash payment, measured by the difference, if any, between the amount of cash received and the U.S. holder’s tax basis in such fractional share. Such capital gain or loss will be long-term capital gain or loss if the U.S. holder’s holding period in respect of such fractional share is greater than one year. Non-corporate U.S. holders are generally subject to tax on long-term capital gains at reduced rates under current law. The deductibility of capital losses is subject to limitations.
Provided the Company Merger is treated as a reorganization within the meaning of Section 368(a) of the Code, a non-U.S. holder’s gain or loss from the Company Merger for U.S. federal income tax purposes will be determined in the same manner as that of a U.S. holder. A holder of CHMI Stock that is a non-U.S. holder (a “Non-U.S. CHMI Stockholder”) will not be subject to U.S. federal income taxation on any gain recognized from the receipt of the Common Stock Merger Consideration, unless (1) the gain is effectively connected with a U.S. trade or business of the non-U.S. holder, (2) the non-U.S. holder is an individual who has been present in the United States for 183 days or more during the taxable year of disposition and certain other conditions are satisfied, or (3) the non-U.S. holder’s CHMI Stock constitutes a United States real property interest or “USRPI.” The term USRPI includes interests in real property and shares in corporations at least 50% of whose assets consist of interests in real property, which we refer to as “United States real property holding corporations.” It is not currently anticipated that CHMI will constitute a United States real property holding corporation, or that CHMI Stock will constitute a USRPI.
A Non-U.S. CHMI Stockholder who has gain effectively connected with the conduct of trade or business in the United States (and, if required by an applicable income tax treaty, the non-U.S. holder maintains a permanent establishment in the United States to which such gain is attributable) will be subject to U.S. federal income tax on such gain on a net basis in the same manner as a U.S. holder. In addition, a non-U.S. holder that is a corporation may be subject to a branch profits tax equal to 30% (or lesser rate under an applicable income tax treaty) on the after-tax amount of such effectively connected gain.
A Non-U.S. CHMI Stockholder who is an individual present in the United States for 183 days or more in the taxable year of the Company Merger and who meets certain other requirements will be subject to a flat 30% tax on any gain derived from the Company Merger, which may be offset by U.S.-source capital losses of such Non-U.S. CHMI Stockholder, if any.
If the non-U.S. holder’s CHMI Stock constitutes a USRPI, such Non-U.S. CHMI Stockholder will be subject to U.S. federal income tax on the gain recognized in the Company Merger on a net basis in the same manner as a U.S. holder. CHMI Stock is not anticipated to constitute a USRPI, and gain recognized by a Non-U.S. CHMI Stockholder generally will not be taxed under the Foreign Investment in Real Property Tax Act, which we refer to as “FIRPTA,” if (1) CHMI is not a United States real property holding corporation or (2) such Non-U.S. CHMI Stockholder has owned, actually or constructively, 10% or less of CHMI’s outstanding common stock at all times during the five-year period ending on the date of the Company Merger (or, if shorter, the period during which the Non-U.S. CHMI Stockholder held the stock) and the CHMI Stock is considered regularly traded on an established securities market or (3) CHMI is a domestically controlled qualified investment entity. A domestically controlled qualified investment entity includes a REIT in which, at all times during a specified testing period, less than 50% in value of its outstanding stock is held directly or indirectly by Non-U.S. CHMI Stockholder. If a Non-U.S. CHMI Stockholder is subject to tax on its exchange of CHMI Stock in the Company Merger, its gain will be measured by the excess of (i) the sum of the fair market value of the MITT Stock received plus any cash received over (ii) the Non-U.S. CHMI Stockholder’s adjusted tax basis in its CHMI Stock. CHMI cannot assure you that CHMI Stock will not become a USRPI.
U.S. Federal Income Tax Consequences of the Company Merger Failing to Qualify as a Reorganization
If the Company Merger were to fail to qualify as a reorganization within the meaning of Section 368(a) of the Code, then a U.S. CHMI Stockholder generally would recognize gain or loss, as applicable, equal to the difference between: the sum of the fair market value of MITT Stock, such holder’s share of the aggregate Per Share MITT Cash Consideration and the aggregate Per Share Additional Manager Consideration, and cash in lieu of any fractional shares of MITT Common Stock received by the CHMI stockholder in the Company Merger; and the U.S. CHMI stockholder’s adjusted tax basis in its CHMI Stock.
If the Company Merger fails to qualify as a reorganization within the meaning of Section 368(a) of the Code, so long as CHMI qualified as a REIT at the time of the Company Merger, CHMI generally would not incur a U.S. federal income tax liability so long as CHMI has made distributions (which would be deemed to include for this purpose the fair market value of MITT Stock issued pursuant to the Company Merger) to CHMI stockholders in an amount at least equal to the net income or gain on the deemed sale of its assets to MITT and any other REIT taxable income recognized by it during the taxable year of the Company Merger. In the event that such distributions were not sufficient to eliminate all of CHMI’s taxable income recognized as a result of the deemed sale of its assets to MITT and any other REIT taxable income recognized by it during the taxable year of the Company Merger, MITT would be liable for any remaining tax owed by CHMI as a result of the Company Merger.
If the Company Merger fails to qualify as a reorganization within the meaning of Section 368(a) of the Code and CHMI did not qualify as a REIT at the time of the Company Merger, CHMI would generally recognize gain or loss on the deemed transfer of its assets to MITT, and MITT could be liable for a very significant current tax liability and may be unable to qualify as a REIT.

Reporting Requirements
Certain U.S. CHMI Stockholders who receive MITT Stock as a result of the Company Merger will be required to retain records pertaining to the Company Merger. Each CHMI stockholder who is required to file a U.S. tax return and who is a “significant holder” that receives MITT Stock in the Company Merger will be required to file a statement with the holder’s U.S. federal income tax return setting forth such holder’s basis in the CHMI Stock surrendered and the fair market value of the MITT Stock, such holder’s share of the aggregate Per Share MITT Cash Consideration and the aggregate Per Share Additional Manager Consideration, and cash in lieu of any fractional shares of MITT Stock received in the Company Merger. A significant holder is a CHMI stockholder who, immediately before the Company Merger, owned at least 5% of the outstanding stock of CHMI.
Backup Withholding
Certain U.S. CHMI Stockholders may be subject to backup withholding of U.S. federal income tax with respect to any cash received pursuant to the Company Merger. Backup withholding generally will not apply, however, to a U.S. CHMI Stockholder that furnishes a correct taxpayer identification number and certifies that it is not subject to backup withholding on IRS Form W-9 or is otherwise exempt from backup withholding and provides appropriate proof of the applicable exemption. Backup withholding is not an additional tax, and any amounts withheld will be allowed as a refund or credit against the holder’s U.S. federal income tax liability, if any, provided that the holder timely furnishes the required information to the IRS.
Tax Opinion from Counsel Regarding REIT Qualification of CHMI
It is a condition to the obligation of MITT to complete the Closing and effect the Mergers that MITT receive an opinion of Mayer Brown LLP to the effect that, commencing with CHMI’s taxable year ended December 31, 2020, CHMI has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code and its actual method of operation has enabled CHMI to meet, through the Company Merger Effective Time, the requirements for qualification and taxation as a REIT under the Code. The opinion of Mayer Brown LLP will be subject to customary exceptions, assumptions and qualifications and will be based on representations made by CHMI regarding factual matters.
This opinion will not be binding on the IRS or the courts. Qualification and taxation as a REIT depend upon the ability of CHMI to meet, through actual operating results, requirements relating to income, asset ownership, distribution levels and diversity of share ownership, and the various REIT qualification requirements imposed under the Code. Given the complex nature of the REIT qualification requirements and the ongoing importance of factual determinations, there can be no assurance that the actual operating results of CHMI will satisfy such requirements for qualification and taxation as a REIT under the Code for any particular taxable year.
Tax Opinion from Counsel Regarding REIT Qualification of MITT
It is a condition to the obligation of CHMI to complete the Company Merger that CHMI receive an opinion of Hunton Andrews Kurth LLP to the effect that, commencing with MITT’s taxable year ended December 31, 2020, MITT has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code and its actual method of operation has enabled MITT to meet, through the Company Merger Effective Time, the requirements for qualification and taxation as a REIT under the Code and that MITT’s proposed method of organization and operation will enable MITT to continue to satisfy the requirements for qualification and taxation as a REIT under the Code. The opinion of Hunton Andrews Kurth LLP will be subject to customary exceptions, assumptions and qualifications and will be based on representations made by MITT regarding factual matters.
This opinion will not be binding on the IRS or the courts. Qualification and taxation as a REIT depend upon the ability of MITT to meet, through actual operating results, requirements relating to income, asset ownership, distribution levels and diversity of share ownership, and the various REIT qualification requirements imposed under the Code. Given the complex nature of the REIT qualification requirements and the ongoing importance of factual determinations, there can be no assurance that the actual operating results of MITT will satisfy such requirements for qualification and taxation as a REIT under the Code for any particular taxable year.

Taxation of MITT
MITT elected to be taxed as a REIT under Sections 856 through 860 of the Code commencing with its taxable year ended on December 31, 2011. MITT believes that it is organized and has operated and will continue to operate in such a manner as to qualify for taxation as a REIT under the U.S. federal income tax laws, but no assurances can be given that it will operate in a manner so as to remain qualified as a REIT. This section discusses the laws governing the U.S. federal income tax treatment of a REIT and its stockholders. These laws are highly technical and complex. The following discussion is qualified in its entirety by the applicable Code provisions, rules and regulations promulgated thereunder, and administrative interpretations thereof.
As described above, in connection with the Company Merger, Hunton Andrews Kurth LLP will issue an opinion regarding the REIT qualification of MITT. Investors should be aware that Hunton Andrews Kurth LLP’s opinion is based upon customary assumptions, is conditioned upon certain representations made by MITT as to factual matters, including representations regarding the nature of its assets and the conduct of its business, is not binding upon the IRS or any court, and speaks as of the date issued. In addition, Hunton Andrews Kurth LLP’s opinion is based on existing U.S. federal income tax law governing qualification as a REIT, which is subject to change either prospectively or retroactively. Moreover, MITT’s qualification and taxation as a REIT depends upon its ability to meet on a continuing basis, through actual annual operating results, certain qualification tests set forth in the U.S. federal income tax laws. Those qualification tests involve the percentage of income that it earns from specified sources, the percentage of its assets that fall within specified categories, the diversity of its stock ownership, and the percentage of its earnings that it distributes. Hunton Andrews Kurth LLP will not review MITT’s compliance with those tests on a continuing basis. Accordingly, given the complex nature of the rules governing REITs, the ongoing importance of factual determinations, including the potential tax treatment of the investments MITT makes, and the possibility of future changes in its circumstances, no assurance can be given that its actual results of operations for any particular taxable year will satisfy such requirements. In addition, MITT will be required to make estimates of, or otherwise determine the value of, its assets and the collateral for its assets, and the values of some assets may not be susceptible to a precise determination. There can be no assurance that the IRS would not challenge its valuations or valuation estimates of its assets or collateral. Hunton Andrews Kurth LLP’s opinion does not foreclose the possibility that MITT may have to use one or more of the REIT savings provisions discussed below, which could require it to pay an excise or penalty tax (which could be material) in order for it to maintain its REIT qualification. For a discussion of the tax consequences of MITT’s failure to qualify as a REIT, see “—Failure to Qualify.”
If MITT qualifies as a REIT, it generally will not be subject to U.S. federal income tax on its net taxable income that it currently distributes to its stockholders, but taxable income generated by any domestic taxable REIT subsidiaries, or TRSs, will be subject to regular corporate income tax. However, MITT will be subject to U.S. federal tax in the following circumstances:
•MITT will pay U.S. federal income tax on its net taxable income, including net capital gain, that it does not distribute to stockholders during, or within a specified time period after, the calendar year in which the income is earned.
•MITT will pay income tax at the highest corporate rate on:
onet income from the sale or other disposition of property acquired through foreclosure, or foreclosure property, that it holds primarily for sale to customers in the ordinary course of business, and oother non-qualifying income from foreclosure property.
•MITT will pay a 100% tax on net income earned from sales or other dispositions of property other than foreclosure property that it holds primarily for sale to customers in the ordinary course of business (as described below under “—Prohibited Transactions”).

•If MITT fails to satisfy the 75% gross income test or the 95% gross income test, as described below under “—Gross Income Tests,” but nonetheless continues to qualify as a REIT because MITT meets other requirements, it will be subject to a 100% tax on:
othe greater of the amount by which it fails the 75% gross income test or the 95% gross income test, multiplied, in either case, by a fraction intended to reflect its profitability.
•If MITT fails to satisfy the asset tests (other than a de minimis failure of the 5% asset test, the 10% vote test or the 10% value test, as described below under “—Asset Tests”), as long as the failure was due to reasonable cause and not to willful neglect, it disposes of the assets or otherwise complies with such asset tests within six months after the last day of the quarter in which it identifies such failure and it files a schedule with the IRS describing the assets that caused such failure, it will pay a tax equal to the greater of $50,000 or the highest income tax rate then applicable to U.S. corporations on the net income from the nonqualifying assets during the period in which MITT failed to satisfy such asset tests.
•If MITT fails to satisfy one or more requirements for REIT qualification, other than the gross income tests and the asset tests, and the failure was due to reasonable cause and not to willful neglect, MITT will be required to pay a penalty of $50,000 for each such failure as described below under “—Failure to Qualify.”
•MITT may be required to pay monetary penalties to the IRS in certain circumstances, including if MITT fails to meet recordkeeping requirements intended to monitor its compliance with rules relating to the composition of a REIT’s stockholders, as described below in “—Requirements for Qualification.”
•If MITT fails to distribute during a calendar year at least the sum of: (i) 85% of its REIT ordinary income for the year, (ii) 95% of its REIT capital gain net income for the year and (iii) any undistributed taxable income from earlier periods, MITT will pay a 4% nondeductible excise tax on the excess of the required distribution over the amount it actually distributed, plus any retained amounts on which income tax has been paid at the corporate level.
•MITT may elect to retain and pay income tax on its net long-term capital gain. In that case, a U.S. holder would be taxed on its proportionate share of MITT’s undistributed long-term capital gain (to the extent that MITT makes a timely designation of such gain to the stockholder) and would receive a credit or refund for its proportionate share of the tax MITT paid.
•MITT will be subject to a 100% excise tax on transactions between it and a TRS that are not conducted on an arm’s-length basis.
•The earnings of any domestic TRS will be subject to U.S. federal corporate income tax.
•If MITT acquires any asset from a corporation taxable under subchapter C of the Code in a merger or other transaction in which it acquires a basis in the asset that is determined by reference either to the corporation’s basis in the asset or to another asset, it will pay tax at the highest regular corporate rate applicable if it recognizes gain on the sale or disposition of the asset during the 5-year period after it acquires the asset. The amount of gain on which MITT will pay tax is the lesser of:
othe amount of gain that it recognizes at the time of the sale or disposition, and othe amount of gain that it would have recognized if it had sold the asset at the time it acquired the asset, assuming that the C corporation will not elect in lieu of this treatment to an immediate tax when the asset is acquired.
•If MITT owns a residual interest in a real estate mortgage investment conduit, or REMIC, it will be taxable at the highest corporate rate on the portion of any excess inclusion income that it derives from the REMIC residual interests equal to the percentage of its stock that is held in record name by “disqualified organizations.” Although the law is unclear, IRS guidance indicates that similar rules may apply to a REIT that owns an equity interest in a taxable mortgage pool. To the extent that MITT owns a REMIC residual interest or a taxable mortgage pool through a TRS, MITT will not be subject to this tax. A “disqualified organization” includes (i) the United States; (ii) any state or political subdivision of the United States; (iii) any foreign government; (iv) any international organization; (v) any agency or instrumentality of any of the foregoing; (vi) any other tax-exempt organization (other than a farmer’s cooperative described in Section 521 of the Code) that is exempt from income taxation and is not subject to taxation under the unrelated business taxable income provisions of the Code; and (vii) any rural electrical or telephone cooperative. MITT does not currently intend to hold REMIC residual interests or engage in financing activities that may result in treatment of MITT or a portion of its assets as a taxable mortgage pool. For a discussion of “excess inclusion income,” see “—Requirements for Qualification—Taxable Mortgage Pools and Excess Inclusion Income.”
In addition, notwithstanding MITT’s qualification as a REIT, MITT may also have to pay certain state and local income taxes, because not all states and localities treat REITs in the same manner that they are treated for U.S. federal income tax purposes. Moreover, as further described below, any domestic TRS in which MITT owns an interest will be subject to federal, state and local corporate income tax on its taxable income. In addition, MITT may be subject to a variety of taxes other than U.S. federal income tax, including state and local franchise, property and other taxes and foreign taxes. MITT could also be subject to tax in situations and on transactions not presently contemplated.
Requirements for Qualification
A REIT is a corporation, trust or association that meets each of the following requirements:
1.It is managed by one or more trustees or directors.
2.Its beneficial ownership is evidenced by transferable shares or by transferable certificates of beneficial interest.
3.It would be taxable as a domestic corporation, but for the REIT provisions of the U.S. federal income tax laws.
4.It is neither a financial institution nor an insurance company subject to special provisions of the U.S. federal income tax laws.
5.At least 100 persons are beneficial owners (determined without reference to any rules of attribution) of its shares or ownership certificates.
6.Not more than 50% in value of its outstanding shares or ownership certificates is owned, directly or indirectly, by five or fewer individuals, which the U.S. federal income tax laws define to include certain entities, during the last half of any taxable year.
7.It elects to be taxed as a REIT, or has made such election for a previous taxable year, and satisfies all relevant filing and other administrative requirements that must be met to elect and maintain REIT qualification.
8.It meets certain other qualification tests, described below, regarding the nature of its income and assets and the distribution of its income.
9.It uses the calendar year as its taxable year.
10.It has no earnings and profits from any non‐REIT taxable year at the close of any taxable year.
MITT must meet requirements one through four, eight and nine during its entire taxable year and must meet requirement five during at least 335 days of a taxable year of twelve months, or during a proportionate part of a taxable year of less than twelve months. Requirements five and six need not be met during a corporation’s initial tax year as a REIT. If MITT complies with all the requirements for ascertaining the ownership of its outstanding stock in a taxable year and has no reason to know that it violated requirement six, MITT will be deemed to have satisfied requirement six for that taxable year. For purposes of determining stock ownership under requirement six, an

“individual” generally includes a supplemental unemployment compensation benefits plan, a private foundation, or a portion of a trust permanently set aside or used exclusively for charitable purposes. An “individual” generally does not include a trust that is a qualified employee pension or profit sharing trust under the federal income tax laws, however, and beneficiaries of such a trust will be treated as holding MITT Stock in proportion to their actuarial interests in the trust for purposes of requirement six.
MITT believes that it has issued capital stock with sufficient diversity of ownership to satisfy requirements five and six. In addition, MITT’s charter restricts the ownership and transfer of its stock so that it should continue to satisfy these requirements. These restrictions, however, may not ensure that MITT will, in all cases, be able to satisfy these stock ownership requirements. If MITT fails to satisfy these stock ownership requirements, its qualification as a REIT may terminate. The provisions of MITT’s charter restricting the ownership and transfer of the stock are described in “Description of MITT Capital Stock—Restrictions on Transfer.”
To monitor compliance with the stock ownership requirements, MITT generally is required to maintain records regarding the actual ownership of MITT Stock. To do so, MITT must demand written statements each year from the record holders of significant percentages of its stock pursuant to which the record holders must disclose the actual owners of the shares (i.e., the persons required to include its dividends in their gross income). MITT must maintain a list of those persons failing or refusing to comply with this demand as part of its records. MITT could be subject to monetary penalties if it fails to comply with these record-keeping requirements. If you fail or refuse to comply with the demands, you will be required by Treasury Regulations to submit a statement with your tax return disclosing your actual ownership of MITT Stock and other information. In addition, MITT must satisfy all relevant filing and other administrative requirements that must be met to elect and maintain REIT qualification, use a calendar year for U.S. federal income tax purposes and comply with the record keeping requirements of the Code and regulations promulgated thereunder. MITT intends to continue to comply with these requirements.
Qualified REIT Subsidiaries
A corporation that is a “qualified REIT subsidiary” is disregarded as a corporation separate from its parent REIT for U.S. federal income tax purposes. All assets, liabilities, and items of income, deduction, and credit of a qualified REIT subsidiary are treated as assets, liabilities, and items of income, deduction, and credit of the REIT. A qualified REIT subsidiary is a corporation, other than a TRS, all of the capital stock of which is owned, directly or indirectly, by the REIT. Thus, in applying the requirements described herein, any qualified REIT subsidiary that MITT owns will be ignored, and all assets, liabilities, and items of income, deduction, and credit of such subsidiary will be treated as its assets, liabilities, and items of income, deduction, and credit.
Other Disregarded Entities and Partnerships
An unincorporated domestic entity, such as a partnership or limited liability company, that has a single owner for U.S. federal income tax purposes generally is not treated as an entity separate from its parent for U.S. federal income tax purposes, including for purposes of the REIT gross income and asset tests. An unincorporated domestic entity with two or more owners for U.S. federal income tax purposes generally is treated as a partnership for U.S. federal income tax purposes. In the case of a REIT that is a partner in a partnership that has other partners, the REIT is treated as owning its proportionate share of the assets of the partnership and as earning its allocable share of the gross income of the partnership for purposes of the applicable REIT qualification tests. MITT’s proportionate share of the assets, liabilities, and items of income of any partnership, joint venture, or limited liability company that is treated as a partnership for U.S. federal income tax purposes in which MITT acquires an interest, directly or indirectly, will be treated as its assets and gross income for purposes of applying the various REIT qualification requirements. MITT’s proportionate share for purposes of the 10% value test (see “—Asset Tests”), MITT’s proportionate share is based on its proportionate interest in the equity interests and certain debt securities issued by the partnership. For all of the other asset and income tests, MITT’s proportionate share is based on its proportionate interest in the capital interests in the partnership.
In the event that a disregarded subsidiary of MITT ceases to be wholly-owned—for example, if any equity interest in the subsidiary is acquired by a person other than MITT or another disregarded subsidiary of MITT—the subsidiary’s separate existence would no longer be disregarded for U.S. federal income tax purposes. Instead, the subsidiary would have multiple owners for U.S. federal income tax purposes and would be treated as either a partnership or a taxable corporation (if previously a qualified REIT subsidiary). Such an event could, depending on the circumstances, adversely affect MITT’s ability to satisfy the various asset and gross income requirements applicable to REITs, including the requirement that REITs generally may not own, directly or indirectly, more than 10% of the total value or total voting power of the outstanding securities of another corporation. See “—Asset Tests” and “—Gross Income Tests.”
MITT currently owns, and may in the future acquire, limited partner or non-managing member interests in partnerships and limited liability companies that are joint ventures or investment funds. If a partnership or limited liability company in which MITT owns an interest takes or expects to take actions that could jeopardize its qualification as a REIT or require it to pay tax, MITT may be forced to dispose of its interest in such entity. In addition, it is possible that a partnership or limited liability company could take an action that could cause MITT to fail a REIT gross income or asset test, and that MITT would not become aware of such action in time to dispose of its interest in the partnership or limited liability company or take other corrective action on a timely basis. In that case, MITT could fail to qualify as a REIT unless MITT is able to qualify for a statutory REIT “savings” provision, which may require MITT to pay a significant penalty tax to maintain its REIT qualification.
Taxable REIT Subsidiaries
A REIT is permitted to own up to 100% of the stock of one or more TRSs. A TRS is a fully taxable corporation that may earn income that would not be qualifying income if earned directly by the parent REIT. The subsidiary and the REIT must jointly elect to treat the subsidiary as a TRS. A corporation with respect to which a TRS directly or indirectly owns more than 35% of the voting power or value of the stock will automatically be treated as a TRS. However, an entity will not qualify as a TRS if it directly or indirectly operates or manages a lodging or health care facility or, generally, provides to another person, under a franchise, license or otherwise, rights to any brand name under which any lodging facility or health care facility is operated. MITT generally may not own more than 10%, as measured by voting power or value, of the securities of a corporation that is not a qualified REIT subsidiary or a REIT unless MITT and such corporation elect to treat such corporation as a TRS. Overall, no more than 25% (20% for taxable years beginning before January 1, 2026) of the value of a REIT’s assets may consist of stock or securities of one or more TRSs.
The separate existence of a TRS or other taxable corporation, unlike a disregarded subsidiary as discussed above, is not ignored for U.S. federal income tax purposes. Accordingly, a domestic TRS would generally be subject to U.S. federal, state and local corporate income tax on its earnings, which may reduce the cash flow generated by MITT and its subsidiaries in the aggregate and MITT’s ability to make distributions to its stockholders.
For purposes of the asset and gross income tests, a REIT is not treated as holding the assets of a TRS or other taxable subsidiary corporation or as receiving any income that the subsidiary earns. Rather, the stock issued by the subsidiary is an asset in the hands of the REIT, and the REIT generally recognizes as income the dividends, if any, that it receives or is deemed to receive from the TRS. This treatment can affect the gross income and asset test calculations that apply to the REIT, as described below. Because a parent REIT does not include the assets and income of such subsidiary corporations in determining the parent’s compliance with the REIT requirements, such entities may be used by the parent REIT to undertake indirectly activities that the REIT rules may otherwise preclude it from doing directly or through pass-through subsidiaries or render commercially unfeasible (for example, activities that give rise to certain categories of income such as nonqualifying hedging income or inventory sales).
Certain restrictions imposed on TRSs are intended to ensure that such entities will be subject to appropriate levels of U.S. federal income taxation. For example, a TRS may be limited in its ability to deduct interest payments made in any year to an affiliated REIT to the extent that such payments exceed, generally, 30% of the TRS’s adjusted taxable income for that year (although the TRS may carry forward to, and deduct in, a succeeding year the disallowed interest amount if the 30% test is satisfied in that year). In addition, if amounts are paid to a REIT or deducted by a TRS due to transactions between a REIT, its tenants and/or a TRS, that exceed the amount that would be paid to or deducted by a party in an arm’s-length transaction, the REIT generally will be subject to an excise tax equal to 100% of such excess. Further, overall limitations on the deductibility of net interest expense by businesses could apply to any TRS. MITT intends that all of its transactions with any TRS will be conducted on an arm’s‐length basis, but there can be no assurance that MITT will be successful in this regard. The ability of MITT’s TRSs to deduct interest expense may be limited under rules applicable to corporations generally.
MITT has elected to treat certain of its domestic and foreign subsidiaries as TRSs, and it may form or invest in other domestic or foreign TRSs in the future. MITT may hold a significant amount of its assets in its TRSs, subject to the limitation that securities of TRSs may not represent more than 25% (20% for taxable years beginning before January 1, 2026) of its assets. While MITT intends to manage its affairs so as to satisfy the requirement that no more than 25% (20% for taxable years beginning before January 1, 2026) of the value of its total assets consist of stock or securities of its TRSs, as well as the requirement that taxable income from its TRSs plus other non‐qualifying gross income not exceed 25% of its total gross income, there can be no assurance that MITT will be able to do so in all market circumstances.
MITT’s domestic TRSs are fully subject to U.S. federal, state and local corporate income tax on their taxable income. To the extent that MITT’s TRSs pay any taxes, they will have less cash available for distribution to MITT. If dividends are paid by domestic TRSs to MITT, then the dividends MITT designates and pays to its stockholders who are taxed at individual rates, up to the amount of dividends that MITT receives from such entities, generally will be eligible to be taxed at the reduced 20% maximum U.S. federal rate applicable to qualified dividend income. See “—Taxation of U.S. Holders—Taxation of U.S. Holders on Distributions on MITT Common Stock.” In addition, losses in MITT’s TRSs generally will not provide any tax benefit, except for being carried forward against future TRS taxable income in the case of a domestic TRS.
Our foreign TRS intends to operate in a manner that will not cause it to be subject to U.S. federal income tax. The Code and Treasury Regulations promulgated thereunder provide a specific exemption from U.S. federal income tax to non-U.S. corporations that restrict their activities in the United States to trading in stocks and securities (or any other activity closely related thereto) for their own account, whether such trading (or such other activity) is conducted by the corporation or its employees through a resident broker, commission agent, custodian or other agent. MITT’s foreign TRS intends to rely on such exemption and does not intend to operate so as to be subject to U.S. federal income tax on its net income. Therefore, despite its status as a TRS, MITT’s foreign TRS generally will not be subject to U.S. federal corporate income tax on its earnings. No assurance can be given, however, that the IRS will not challenge this treatment. If the IRS were to succeed in such a challenge, then it could greatly reduce the amounts that MITT’s foreign TRS would have available to distribute to MITT and to pay to the foreign TRS’s creditors. Further, notwithstanding these rules, any gain recognized by a foreign corporation with respect to U.S. real property is subject to U.S. federal income tax as if the foreign corporation were a U.S. taxpayer. It is not anticipated that MITT’s foreign TRS will hold U.S. real property other than by foreclosure. Gain (if any) realized on foreclosed U.S. real property would be subject to U.S. federal income tax. Certain U.S. holders of certain non-U.S. corporations, such as MITT’s foreign TRS, are required to include in their income currently their proportionate share of the earnings of such a corporation, whether or not such earnings are distributed. MITT is generally required to include in income, on a current basis, the earnings of its foreign TRS. For a discussion of the treatment of the income inclusions from MITT’s foreign TRS under the gross income tests, see “—Gross Income Tests.”
MITT has formed a TRS in order to protect, or “block,” certain stockholders from certain types of taxable income that could be detrimental to it, including “excess inclusion income,” a form of taxable income which can be generated by REMIC residual interests and “taxable mortgage pools,” as discussed in greater detail below. Specifically, to the extent that MITT forms, purchases or holds any REMIC residual interest or any equity interest in a taxable mortgage pool, any excess inclusion income generated by such interest will be blocked by MITT’s existing TRS or a future TRS. As a result, MITT will not generate excess inclusion income for its stockholders.
Ownership of Subsidiary REITs
MITT and CHMI each own the common shares of one or more subsidiary REITs, and MITT will become the owner of CHMI’s subsidiary REIT following the Company Merger. Each subsidiary REIT is also subject to the same various REIT qualification requirements and other limitations described herein that are applicable to MITT. MITT and CHMI each believe that their subsidiary REITs are organized and have operated and will continue to operate in a manner to permit it to qualify for taxation as a REIT for U.S. federal income tax purposes from and after the effective date of its REIT election. However, if a subsidiary REIT were to fail to qualify as a REIT, then (1) the subsidiary REIT would become subject to regular U.S. corporate income tax, as described herein, see “—Failure to Qualify” below, and (2) MITT’s ownership of shares in such subsidiary REITs would cease to be a qualifying real estate asset for purposes of the 75% asset test and would become subject to the 5% asset test, the 10% vote test, and the 10% value test generally applicable to MITT’s ownership in corporations other than REITs, qualified REIT subsidiaries and TRSs. See “—Asset Tests” below. If a subsidiary REIT were to fail to qualify as a REIT, it is possible that MITT would not meet the 10% vote test and the 10% value test with respect to its indirect interest in such entity, in which event MITT would fail to qualify as a REIT unless it could avail itself of certain relief provisions. While MITT believes that its subsidiary REITs will qualify as a REIT under the Code, MITT may join its subsidiary REITs in filing “protective” TRS elections with respect to the subsidiary REITs. MITT cannot assure you that such “protective” TRS elections would be effective to avoid adverse consequences to it. Moreover, even if the “protective” elections were to be effective, the subsidiary REITs would be subject to regular corporate income tax, and MITT cannot assure you that it would not fail to satisfy the requirement that not more than 25% (20% for taxable years beginning before January 1, 2026) of the value of its total assets may be represented by the securities of one or more TRSs, as well as the requirement that taxable income from its TRSs plus other non‐qualifying gross income not exceed 25% of its total gross income.
Taxable Mortgage Pools and Excess Inclusion Income
An entity, or a portion of an entity, that does not elect to be treated as a REMIC may be classified as a taxable mortgage pool under the Code if:
•substantially all of its assets consist of debt obligations or interests in debt obligations;
•more than 50% of those debt obligations are real estate mortgage loans or interests in real estate mortgage loans as of specified testing dates;
•the entity has issued debt obligations that have two or more maturities; and
•the payments required to be made by the entity on its debt obligations “bear a relationship” to the payments to be received by the entity on the debt obligations that it holds as assets.
Under applicable Treasury Regulations, if less than 80% of the assets of an entity (or a portion of an entity) consist of debt obligations, these debt obligations are not considered to comprise “substantially all” of its assets, and therefore the entity would not be treated as a taxable mortgage pool.
A taxable mortgage pool generally is treated as a corporation for U.S. federal income tax purposes and cannot be included in any consolidated U.S. federal corporate income tax return. However, if a REIT is a taxable mortgage pool, or if a REIT owns a qualified REIT subsidiary that is a taxable mortgage pool, the REIT or the qualified REIT subsidiary will not be taxable as a corporation, but a portion of the REIT’s income will be treated as “excess inclusion income” and a portion of the dividends the REIT pays to its stockholders will be considered to be excess inclusion income. Similarly, a portion of the income from a REMIC residual interest may be treated as excess inclusion income. To the extent that MITT forms, purchases or holds any REMIC residual interest or any equity interest in a taxable mortgage pool, any excess inclusion income generated by such interest will be blocked by MITT’s existing TRS or a future TRS. As a result, MITT will not generate excess inclusion income for MITT’s stockholders.
Gross Income Tests
MITT must satisfy two gross income tests annually to maintain its qualification as a REIT. First, at least 75% of its gross income for each taxable year must consist of defined types of income that it derives, directly or indirectly, from investments relating to real property or mortgage loans on real property or qualified temporary investment income. Qualifying income for purposes of the 75% gross income test generally includes:
•rents from real property;

•interest on debt secured by a mortgage on real property or on interests in real property and interest on debt secured by a mortgage on real property and personal property if the fair market value of such personal property does not exceed 15% of the total fair market value of all such property, and interest on qualified mezzanine loans;
•dividends or other distributions on, and gain from the sale of, shares in other REITs;
•gain from the sale of real estate assets;
•abatements and refunds on taxes on real property;
•income and gain derived from foreclosure property (as described below);
•amounts (other than amounts the determination of which depends in whole or in part on the income or profits of any person) received or accrued as consideration for entering into agreements (i) to make loans secured by mortgages on real property or on interests in real property or (ii) to purchase or lease real property (including interests in real property and interests in mortgages on real property);
•income derived from a REMIC in proportion to the real estate assets held by the REMIC, unless at least 95% of the REMIC’s assets are real estate assets, in which case all of the income derived from the REMIC; and
•income derived from the temporary investment of new capital that is attributable to the issuance of its capital stock or a public offering of its debt with a maturity date of at least five years and that MITT received during the one-year period beginning on the date on which MITT received such new capital.
Although a debt instrument issued by a “publicly offered REIT” (i.e., a REIT that is required to file annual and periodic reports with the SEC under the Exchange Act) is treated as a “real estate asset” for the asset tests, the interest income and gain from the sale of such debt instruments is not treated as qualifying income for the 75% gross income test unless the debt instrument is secured by real property or an interest in real property.
Second, in general, at least 95% of MITT’s gross income for each taxable year must consist of income that is qualifying income for purposes of the 75% gross income test (except for income derived from the temporary investment of new capital), other types of interest and dividends, gain from the sale or disposition of stock or securities or any combination of these and amounts included in MITT’s gross income, for U.S. federal income tax purposes, under (i) Section 951(a) of the Code (in respect of MITT’s ownership of an interest in a controlled foreign corporation (within the meaning of Section 957(a) of the Code)) and (ii) Section 1293(a) of the Code (in respect of MITT’s ownership of an interest in a passive foreign investment company (within the meaning of Section 1297(a) of the Code)).
Certain income items do not qualify for either gross income test. Other types of income are excluded from both the numerator and denominator in one or both of the gross income tests. For example, gross income from MITT’s sale of property that it holds primarily for sale to customers in the ordinary course of business is excluded from both the numerator and the denominator in both income tests. Income and gain from “hedging transactions,” as defined below in “—Hedging Transactions,” will be excluded from both the numerator and the denominator for purposes of both the 75% and 95% gross income tests. In addition, certain foreign currency gains will be excluded from gross income for purposes of one or both of the gross income tests. See “—Foreign Currency Gain.” Finally, gross income attributable to cancellation of indebtedness, or COD, income will be excluded from both the numerator and the denominator for purposes of both of the gross income tests. For purposes of the 75% and 95% gross income tests, MITT is treated as receiving its proportionate share of the gross income of any partnership or disregarded entity it owns. MITT will monitor the amount of its non-qualifying income and will seek to manage its investment portfolio to comply at all times with the gross income tests, but MITT cannot assure you that it will be successful in this effort. The following paragraphs discuss the specific application of the gross income tests to MITT.

Dividends
MITT’s share of any dividends received from any corporation (including dividends from its domestic TRSs, but excluding any REIT) in which MITT owns an equity interest will qualify for purposes of the 95% gross income test but not for purposes of the 75% gross income test. MITT’s share of any dividends received from any other REIT in which it owns an equity interest, if any, will be qualifying income for purposes of both gross income tests.
Consistent with Revenue Procedure 2018-48, MITT treats certain income inclusions received with respect to equity investments in foreign TRSs as qualifying income for purposes of the 95% gross income test but not the 75% gross income test.
Interest
The term “interest,” as defined for purposes of both gross income tests, generally excludes any amount that is based in whole or in part on the income or profits of any person. However, interest generally includes the following:
•an amount that is based on a fixed percentage or percentages of receipts or sales; and
•an amount that is based on the income or profits of a debtor, as long as the debtor derives substantially all of its income from the real property securing the debt from leasing substantially all of its interest in the property, and only to the extent that the amounts received by the debtor would be qualifying “rents from real property” if received directly by a REIT.
If a loan contains a provision that entitles a REIT to a percentage of the borrower’s gain upon the sale of the real property securing the loan or a percentage of the appreciation in the property’s value as of a specific date, income attributable to that loan provision will be treated as gain from the sale of the property securing the loan, which generally is qualifying income for purposes of both gross income tests, provided that the property is not inventory or dealer property in the hands of the borrower or the REIT.
Interest on debt secured by a mortgage on real property or on interests in real property, including, for this purpose, market discount, original issue discount, discount points, prepayment penalties, loan assumption fees, and late payment charges that are not compensation for services, generally is qualifying income for purposes of the 75% gross income test. However, except to the extent described below, if the loan is secured by real property and other property and the highest principal amount of a loan outstanding during a taxable year exceeds the fair market value of the real property securing the loan as of (i) the date the REIT agreed to originate or acquire the loan or (ii) as discussed below, in the event of a “significant modification,” the date MITT modified the loan, a portion of the interest income from such loan will not be qualifying income for purposes of the 75% gross income test, but will be qualifying income for purposes of the 95% gross income test. The portion of the interest income that will not be qualifying income for purposes of the 75% gross income test will be equal to the interest income attributable to the portion of the principal amount of the loan that is not secured by real property—that is, the amount by which the loan exceeds the value of the real estate that is security for the loan. IRS guidance provides that MITT does not need to redetermine the fair market value of the real property securing a loan in connection with a loan modification that is occasioned by a borrower default or made at a time when MITT reasonably believes that the modification to the loan will substantially reduce a significant risk of default on the original loan. In addition, in the case of a loan that is secured by both real property and personal property, if the fair market value of such personal property does not exceed 15% of the total fair market value of all such property securing the loan, then the personal property securing the loan will be treated as real property for purposes of determining whether the interest on such loan is qualifying income for purposes of the 75% gross income test.
MITT owns RMBS, including non-Agency RMBS and Agency RMBS that are pass-through certificates, Agency RMBS that are CMOs, CMBS, ABS, residential and commercial loans and excess MSRs. Other than income from derivative instruments, as described below, MITT expects that all of the income of its RMBS, Agency RMBS that are CMOs, CMBS, commercial and residential mortgage loans, and excess MSRs will be qualifying income for purposes of the 95% gross income test. MITT expects that the Agency RMBS that are pass-through certificates will be treated as interests in a grantor trust for U.S. federal income tax purposes. Consequently, MITT would be treated as owning an undivided beneficial ownership interest in the mortgage loans held by the grantor trust. The interest on such mortgage loans would be qualifying income for purposes of the 75% gross income test to the extent that the obligation is secured by real property, as discussed above. Although the IRS has ruled generally that the interest income from Agency RMBS is qualifying income for purposes of the 75% gross income test, it is not clear how this guidance would apply to secondary market purchases of Agency RMBS at a time when the loan-to-value ratio of one or more of the mortgage loans backing the Agency RMBS is greater than 100%. MITT expects that substantially all of its income from Agency RMBS will be qualifying income for the 75% gross income test. MITT expects that any Agency RMBS that are CMOs, non-Agency RMBS, and CMBS generally will be treated as interests in REMICs for U.S. federal income tax purposes. Income derived from REMIC interests generally will be treated as qualifying income for purposes of the 75% gross income test. If less than 95% of the assets of the REMIC are real estate assets, however, then only a proportionate part of MITT’s interest in the REMIC and income derived from the interest will qualify for purposes of the 75% gross income test. In addition, some REMIC securitizations include imbedded interest rate swap or cap contracts or other derivative instruments that potentially could produce non-qualifying income for the holders of the related REMIC securities. Interest income from residential and commercial mortgage loans will be qualifying income for purposes of the 75% gross income test to the extent that the loan is secured by real property, as discussed above. MITT expects that the interest income from investments in ABS and any non-Agency RMBS and CMBS that are not interests in a REMIC will not be qualifying income for the 75% gross income test.
MITT may acquire participation interests, or subordinated mortgage interests, in mortgage loans and mezzanine loans. A subordinated mortgage interest is an interest created in an underlying loan by virtue of a participation or similar agreement, to which the originator of the loan is a party, along with one or more participants. The borrower on the underlying loan is typically not a party to the participation agreement. The performance of a participant’s investment depends upon the performance of the underlying loan and if the underlying borrower defaults, the participant typically has no recourse against the originator of the loan. The originator often retains a senior position in the underlying loan and grants junior participations, which will be a first loss position in the event of a default by the borrower. MITT anticipates any participation interests it acquires will qualify as real estate assets for purposes of the REIT asset tests described below and that interest derived from such investments will be treated as qualifying interest for purposes of the 75% gross income test. The appropriate treatment of participation interests for U.S. federal income tax purposes is not certain, and no assurance can be given that the IRS will not challenge MITT’s treatment of any participation interests it acquires.
MITT has purchased and sold, and may purchase and sell in the future, Agency RMBS through forward contracts, or “TBAs,” and may recognize income or gains on the disposition of those TBAs, through dollar roll transactions or otherwise. While there is no direct authority with respect to the qualification of income or gains from dispositions of TBAs as gains from the sale of real property (including interests in real property and interests in mortgages on real property) or other qualifying income for purposes of the 75% gross income test, MITT treats income and gains from its TBAs under which it contracts to purchase a to‐be‐announced Agency MBS, which we refer to as “long TBAs” as qualifying income for purposes of the 75% gross income test, based on an opinion of Hunton Andrews Kurth LLP substantially to the effect that, for purposes of the 75% gross income test, any gain recognized by MITT in connection with the settlement of its long TBAs should be treated as gain from the sale or disposition of an interest in mortgages on real property. The opinion of Hunton Andrews Kurth LLP is based on various assumptions related to MITT’s long TBAs and is conditioned on fact‐based representations and covenants made by MITT’s management regarding MITT’s long TBAs. No assurance can be given that the IRS would not assert that MITT’s income and gain from TBAs is not qualifying income. If the IRS were to successfully challenge the opinion of Hunton Andrews Kurth LLP, MITT could be subject to a penalty tax or it could fail to qualify as a REIT if such income and any non-qualifying income exceeds 25% of its gross income. See “—Failure to Qualify.”
MITT may own interests in mezzanine loans, which are loans secured by equity interests in an entity that directly or indirectly owns real property, rather than by a direct mortgage of the real property. In Revenue Procedure 2003-65, the IRS established a safe harbor under which loans secured by a first priority security interest in the ownership interests in a partnership or limited liability company owning real property will be treated as real estate assets for purposes of the REIT asset tests described below, and interest derived from those loans will be treated as qualifying income for both the 75% and 95% gross income tests, provided several requirements are satisfied. Although the Revenue Procedure provides a safe harbor on which taxpayers may rely, it does not prescribe rules of substantive tax law. Moreover, MITT’s mezzanine loans may not meet all of the requirements for reliance on the safe harbor. To the extent any mezzanine loans that MITT acquires do not qualify for the safe harbor described above, the interest income from the loans will be qualifying income for purposes of the 95% gross income test, but there is a risk that such interest income will not be qualifying income for purposes of the 75% gross income test. In the event that MITT owns a mezzanine loan or similar debt that does not meet the safe harbor, the IRS could challenge the treatment of the income from such loan or debt as qualifying income for the 75% gross income test and, if such a challenge were sustained, MITT could fail to qualify as a REIT. MITT intends to invest in mezzanine loans in a manner that will enable it to continue to satisfy the REIT gross income and asset tests.
MITT may also acquire distressed mortgage loans. Revenue Procedure 2014-51 provides that the IRS will treat distressed mortgage loans acquired by a REIT that are secured by real property and other property as producing, in part, non-qualifying income for the 75% gross income test. Specifically, Revenue Procedure 2014-51 indicates that interest income on such a distressed mortgage loan will be treated as qualifying income based on the ratio of: (i) the fair market value of the real property securing the debt determined as of the date the REIT committed to acquire the loan; and (ii) the face amount of the loan (and not the purchase price or current value of the loan). The face amount of a distressed mortgage loan will typically exceed the fair market value of the real property securing the mortgage loan on the date the REIT commits to acquire the loan. Accordingly, a distressed mortgage loan that is secured by real property and other property may produce a significant amount of non-qualifying income for purposes of the 75% gross income test once the loan increases in value.
As noted above, the applicable Treasury Regulations require the apportionment of interest for purposes of the 75% gross income test only if the mortgage loan in question is secured by both real property and other property. MITT believes that all or most of its distressed residential mortgage loans are secured only by real property and no other property value will be taken into account in its underwriting process. Accordingly, MITT does not own and does not anticipate regularly investing in residential mortgage loans to which the interest apportionment rules described above would apply, but MITT may acquire commercial real estate loans to which the interest apportionment rules may apply. It is unclear how the interest apportionment rules are affected by the recent legislative changes regarding the treatment of loans secured by both real property and personal property where the fair market value of the personal property does not exceed 15% of the sum of the fair market values of the real property and personal property securing the loan. If the IRS were to assert successfully that MITT’s distressed residential mortgage loans were secured by property other than real property, then a significant portion of MITT’s interest income from any distressed residential mortgage loans it owns could be treated as non-qualifying income for the 75% gross income test, which could cause it to fail to satisfy that test. If MITT did not satisfy the 75% gross income test, MITT could fail to qualify as a REIT or be required to pay a penalty to the IRS. MITT intends to invest in distressed mortgage loans in a manner consistent with maintaining its qualification as a REIT.
MITT may modify the term of its residential or commercial mortgage loans. Under the Code, if the terms of a loan are modified in a manner constituting a “significant modification,” such modification triggers a deemed exchange of the original loan for the modified loan. Revenue Procedure 2014-51 provides a safe harbor pursuant to which MITT will not be required to redetermine the fair market value of the real property securing a loan for purposes of the gross income and asset tests in connection with a loan modification that is (i) occasioned by a borrower default or (ii) made at a time when MITT reasonably believes that the modification to the loan will substantially reduce a significant risk of default on the original loan. To the extent MITT significantly modifies loans in a manner that does not qualify for that safe harbor, MITT will be required to redetermine the value of the real property securing the loan at the time it was significantly modified, which could result in a portion of the interest income on the loan being treated as nonqualifying income for purposes of the 75% gross income test and a portion of the value of MITT’s interest in the loan being treated as a nonqualifying asset for the 75% asset test. In determining the value of the real property securing such a loan, MITT generally will not obtain third-party appraisals but rather will rely on internal valuations.
MITT has also invested in excess MSRs, which represent the portion of the servicing fee paid to mortgage servicers in excess of the reasonable compensation that would be charged for mortgage servicing in an arm’s-length transaction. In private letter rulings issued to other taxpayers, the IRS ruled substantially to the effect that interest received in respect of an excess MSR will be considered interest on obligations secured by mortgages on real property for purposes of the 75% gross income test. Private letter rulings cannot be relied upon by persons other than the taxpayer to which they were issued. Nonetheless, MITT intends to treat income from its excess MSRs that have terms consistent with those described in the private letter rulings (namely, excess MSRs (A) from which the income does not depend in whole or in part on the income or profits of the mortgage servicers, and (B) that MITT treats as “stripped bonds” that are ownership interests in the mortgages underlying such excess MSRs, providing MITT rights to the interest income generated by such mortgages) as qualifying income for purposes of the 75% gross income test. In the event that such income were determined not to be qualifying for the 75% gross income test, MITT could be subject to a penalty tax or MITT could fail to qualify as a REIT if such income together with its non-qualifying income for the 75% gross income test exceeds 25% of its gross income for any taxable year.
MITT may invest opportunistically in other types of mortgage and real estate‐related assets. To the extent MITT invests in such assets, it intends to do so in a manner that will enable it to satisfy the 75% and 95% gross income tests described above.
Hedging Transactions
From time to time, MITT may enter into hedging transactions with respect to one or more of its assets or liabilities. MITT’s hedging activities may include entering into interest rate swaps, caps, and floors, options to purchase these items, short U.S. treasury positions, futures and forward contracts, short TBAs, and currency forward contracts. Income and gain from “hedging transactions” will be excluded from gross income for purposes of both the 75% and 95% gross income tests provided MITT satisfies the identification requirements and other requirements discussed below. A “hedging transaction” includes (i) any transaction entered into in the normal course of MITT’s trade or business primarily to manage the risk of interest rate changes, price changes, or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, to acquire or carry real estate assets, or a “liability hedge,” which is clearly identified as specified in Treasury Regulations before the close of the day on which it was acquired, originated or entered into, including gain from the sale or disposition of such a transaction, (ii) any transaction entered into primarily to manage risk of currency fluctuations with respect to any item of income or gain that is qualifying income for purposes of the 75% or 95% gross income test (or any property which generates such income or gain) or (iii) any transaction entered into to “offset” a transaction described in (i) or (ii) if a portion of the hedged indebtedness is extinguished or the related property is disposed. MITT is required to clearly identify any such hedging transaction before the close of the day on which it was acquired, originated, or entered into and satisfy other identification requirements. To the extent that MITT hedges for other purposes, or to the extent that a portion of the hedged assets are not treated as “real estate assets” (as described below under “—Asset Tests”) or MITT enters into derivative transactions that are not liability hedges, or MITT fails to satisfy the identification requirements with respect to a hedging transaction, the income from those transactions will likely be treated as nonqualifying income for purposes of both gross income tests, and thus cannot exceed 5% of MITT’s annual gross income. MITT intends to structure any hedging transactions in a manner that does not jeopardize MITT’s qualification as a REIT. MITT may conduct some or all of MITT’s hedging activities through a TRS or other corporate entity, the income from which may be subject to federal income tax, rather than by participating in the arrangements directly or through pass-through subsidiaries. No assurance can be given, however, that MITT’s hedging activities will not give rise to income that does not qualify for purposes of either or both of the REIT gross income tests, or that its hedging activities will not adversely affect its ability to satisfy the REIT qualification requirements.
Even if the income from MITT’s hedging transactions is excluded from gross income for purposes of the 75% and 95% gross income tests, such income and any loss will be taken into account in determining its REIT taxable income and its distribution requirement. If the IRS disagrees with MITT’s calculation of the amount or timing of recognition of gain or loss with respect to its hedging transactions, MITT’s distribution requirement could increase, which could require that it correct any shortfall in distributions by paying deficiency dividends to its stockholders in a later year.

Fee Income
MITT may earn income from fees in certain circumstances. Fee income generally will be qualifying income for purposes of both the 75% and 95% gross income tests if it is received in consideration for entering into an agreement to make a loan secured by real property, the fees are not determined by income and profits and the fees are not compensation for services. Other fees, including certain amounts received in connection with MSRs, generally are not qualifying income for purposes of either gross income test. MITT may conduct some or all of its fee‐generating activities through a TRS or other corporate entity, the income from which may be subject to U.S. federal income tax. Any fees earned by a TRS, like other income earned by a TRS, will not be included in MITT’s gross income for purposes of the gross income tests.
COD Income
From time-to-time, MITT may recognize COD income in connection with repurchasing its debt at a discount. COD income is excluded from gross income for purposes of both the 75% and 95% gross income tests, and thus cannot exceed 5% of MITT’s annual gross income. Any COD income that MITT recognizes would be subject to the distribution requirements, subject to certain rules that apply to excess non-cash income, or MITT will incur corporate income tax and a 4% nondeductible excise tax with respect to any COD income.
Foreign Currency Gain
Certain foreign currency gains will be excluded from gross income for purposes of one or both of the gross income tests. “Real estate foreign exchange gain” will be excluded from gross income for purposes of the 75% and 95% gross income tests. Real estate foreign exchange gain generally includes foreign currency gain attributable to any item of income or gain that is qualifying income for purposes of the 75% gross income test, foreign currency gain attributable to the acquisition or ownership of (or becoming or being the obligor under) obligations secured by mortgages on real property or an interest in real property and certain foreign currency gain attributable to certain “qualified business units” of a REIT. “Passive foreign exchange gain” will be excluded from gross income for purposes of the 95% gross income test. Passive foreign exchange gain generally includes real estate foreign exchange gain as described above, and also includes foreign currency gain attributable to any item of income or gain that is qualifying income for purposes of the 95% gross income test and foreign currency gain attributable to the acquisition or ownership of (or becoming or being the obligor under) any obligations. These exclusions for real estate foreign exchange gain and passive foreign exchange gain do not apply to foreign currency gain derived from dealing, or engaging in substantial and regular trading, in securities. Such gain is treated as nonqualifying income for purposes of both the 75% and 95% gross income tests.
Rents from Real Property
MITT does not currently own any real property for the production of rental income. If MITT were to acquire real property or an interest therein for the production of rental income, rents MITT receives would qualify as “rents from real property” in satisfying the gross income requirements for a REIT described above only if the following conditions are met:
•First, the amount of rent must not be based in whole or in part on the income or profits of any person. An amount received or accrued generally will not be excluded, however, from rents from real property solely by reason of being based on fixed percentages of receipts or sales.
•Second, rents MITT receives from a “related party tenant” will not qualify as rents from real property in satisfying the gross income tests unless the tenant is a TRS, at least 90% of the property is leased to unrelated tenants, the rent paid by the TRS is substantially comparable to the rent paid by the unrelated tenants for comparable space and the rent is not attributable to an increase in rent due to a modification of a lease with a “controlled TRS” (i.e., a TRS in which MITT owns directly or indirectly more than 50% of the voting power or value of the stock). A tenant is a related party tenant if the REIT, or an actual or constructive owner of 10% or more of the REIT, actually or constructively owns 10% or more of the tenant.

•Third, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to the personal property will not qualify as rents from real property.
•Fourth, MITT generally must not operate or manage its real property or furnish or render services to its tenants, other than through an “independent contractor” who is adequately compensated and from whom it does not derive revenue. MITT may, however, provide services directly to tenants if the services are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not considered to be provided for the tenants’ convenience. In addition, MITT may provide a minimal amount of “non-customary” services to the tenants of a property, other than through an independent contractor, if the greater of (i) the amounts received or accrued, directly or indirectly, or deemed received by the REIT with respect to such services, or (ii) 150% of MITT’s direct cost in furnishing or rendering the services during a taxable year is not more than 1% of its income from the related property. Furthermore, MITT may own up to 100% of the stock of a TRS, which may provide customary and non-customary services to tenants without tainting its rental income from the related properties.
Prohibited Transactions
A REIT will incur a 100% tax on the net income (including foreign currency gain) derived from any sale or other disposition of property, other than foreclosure property, but including mortgage loans, that the REIT holds primarily for sale to customers in the ordinary course of a trade or business. Any such income will be excluded from the application of the 75% and 95% gross income tests. Whether a REIT holds an asset “primarily for sale to customers in the ordinary course of a trade or business” depends on the facts and circumstances in effect from time to time, including those related to a particular asset. MITT believes that none of its assets will be held primarily for sale to customers and that a sale of any of its assets will not be in the ordinary course of MITT’s business. No assurance, however, can be given that the IRS will not successfully assert a contrary position, in which case MITT would be subject to the prohibited transaction tax on the sale of those assets.
Foreclosure Property
MITT will be subject to U.S. federal income tax on any income (including foreign currency gain) from foreclosure property, other than income that otherwise would be qualifying income for purposes of the 75% gross income test, less expenses directly connected with the production of that income. Gross income from foreclosure property will qualify, however, under the 75% and 95% gross income tests. Foreclosure property is any real property, including interests in real property, and any personal property incident to such real property:
•that is acquired by a REIT as the result of the REIT having bid on such property at foreclosure, or having otherwise reduced such property to ownership or possession by agreement or process of law, after there was a default or default was imminent on a lease of such property or on indebtedness that such property secured;
•for which the related loan or lease was acquired by the REIT at a time when the default was not imminent or anticipated; and
•for which the REIT makes a proper election to treat the property as foreclosure property.
A REIT will not be considered, however, to have foreclosed on a property where the REIT takes control of the property as a mortgagee-in-possession and cannot receive any profit or sustain any loss except as a creditor of the mortgagor. Property generally ceases to be foreclosure property at the end of the third taxable year following the taxable year in which the REIT acquired the property, or longer if an extension is granted by the Secretary of the U.S. Treasury. This grace period terminates and foreclosure property ceases to be foreclosure property on the first day:
•on which a lease is entered into for the property that, by its terms, will give rise to income that does not qualify for purposes of the 75% gross income test (disregarding income from foreclosure property), or any amount is received or accrued, directly or indirectly, pursuant to a lease entered into on or after such day that will give rise to income that does not qualify for purposes of the 75% gross income test (disregarding income from foreclosure property);
•on which any construction takes place on the property, other than completion of a building or any other improvement, where more than 10% of the construction was completed before default became imminent; or
•which is more than 90 days after the day on which the REIT acquired the property and the property is used in a trade or business that is conducted by the REIT, other than through an independent contractor from whom the REIT itself does not derive or receive any income or a TRS.
Failure to Satisfy Gross Income Tests
If MITT fails to satisfy one or both of the gross income tests for any taxable year, it nevertheless may qualify as a REIT for that year if it is entitled to qualify for relief under certain provisions of the federal income tax laws. Those relief provisions generally will be available if:
•its failure to meet those tests is due to reasonable cause and not to willful neglect; and
•following such failure for any taxable year, a schedule of the sources of its income is filed with the IRS in accordance with regulations prescribed by the Secretary of the U.S. Treasury.
MITT cannot with certainty predict whether any failure to meet these tests will qualify for the relief provisions. If these relief provisions are inapplicable to a particular set of circumstances involving MITT, it will not qualify as a REIT. As discussed above in “—Taxation of MITT,” even if the relief provisions apply, MITT would incur a 100% tax on the gross income attributable to the greater of (i) the amount by which it fails the 75% gross income test, or (ii) the excess of 95% of its gross income over the amount of gross income attributable to sources that qualify under the 95% gross income test, multiplied, in either case, by a fraction intended to reflect its profitability.
Asset Tests
To maintain its qualification as a REIT, MITT also must satisfy the following asset tests at the end of each quarter of each taxable year.
First, at least 75% of the value of its total assets must consist of:
•cash or cash items, including certain receivables and investments in money market funds;
•government securities;
•interests in real property, including leaseholds and options to acquire real property and leaseholds, and personal property to the extent such personal property is leased in connection with real property and rents attributable to such personal property are treated as “rents from real property” as a result of such rents not exceeding 15% of the total rent attributable to personal property and real property under such lease;
•interests in mortgage loans secured by real property and interests in mortgage loans secured by real property and personal property if the fair market value of the personal property does not exceed 15% of the total fair market value of all such property;
•stock in other REITs and debt instruments issued by “publicly offered REITs” (however, see the Sixth asset test below);
•investments in stock or debt instruments during the one-year period following MITT’s receipt of new capital that it raises through equity offerings or public offerings of debt with at least a five-year term; and
•regular or residual interests in a REMIC. However, if less than 95% of the assets of a REMIC consist of assets that are qualifying real estate-related assets under the U.S. federal income tax laws, determined as if it held such assets, MITT will be treated as holding directly its proportionate share of the assets of such REMIC.
Second, of MITT’s investments not included in the 75% asset class, the value of its interest in any one issuer’s securities (other than any TRS MITT may own) may not exceed 5% of the value of its total assets, which we refer to as “5% asset test.”
Third, of its investments not included in the 75% asset class, MITT may not own more than 10% of the total voting power or 10% of the total value of any one issuer’s outstanding securities, which we refer to as “10% vote test” and the “10% value test,” respectively.
Fourth, no more than 25% (20% for taxable years beginning before January 1, 2026) of the value of MITT’s total assets may consist of the securities of one or more TRSs.
Fifth, no more than 25% of the value of MITT’s total assets may consist of the securities of TRSs and other non-TRS taxable subsidiaries and other assets that are not qualifying assets for purposes of the 75% asset test, which we refer to as “25% securities test.”
Sixth, no more than 25% of the value of MITT’s total assets may consist of debt instruments issued by “publicly offered REITs” to the extent such debt instruments are not secured by real property or interests in real property.
For purposes of these asset tests, MITT is treated as holding its proportionate share of the assets of any partnership and disregarded entity that MITT owns. For purposes of the 5% asset test, the 10% vote test and the 10% value test, the term “securities” does not include stock in another REIT, debt of “publicly offered REITs,” equity or debt securities of a qualified REIT subsidiary or TRS, mortgage loans or MBS that constitute real estate assets, or equity interests in a partnership. The term “securities,” however, generally includes debt securities issued by a partnership or another REIT (other than a “publicly offered REIT”), except that, for purposes of the 10% value test, the term “securities” does not include:
•“straight debt” securities, which is defined as a written unconditional promise to pay on demand or on a specified date a sum certain in money if (i) the debt is not convertible, directly or indirectly, into stock, and (ii) the interest rate and interest payment dates are not contingent on profits, the borrower’s discretion, or similar factors. “Straight debt” securities do not include any securities issued by a partnership or a corporation in which MITT or any “controlled TRS” hold non-“straight” debt securities that have an aggregate value of more than 1% of the issuer’s outstanding securities. However, “straight debt” securities include debt subject to the following contingencies:
oa contingency relating to the time of payment of interest or principal, as long as either (i) there is no change to the effective yield of the debt obligation, other than a change to the annual yield that does not exceed the greater of 0.25% or 5% of the annual yield, or (ii) neither the aggregate issue price nor the aggregate face amount of the issuer’s debt obligations held by MITT exceeds $1 million and no more than twelve months of unaccrued interest on the debt obligations can be required to be prepaid; and
oa contingency relating to the time or amount of payment upon a default or prepayment of a debt obligation, as long as the contingency is consistent with customary commercial practice;
•any loan to an individual or an estate;
•any “section 467 rental agreement,” other than an agreement with a related party tenant;
•any obligation to pay “rents from real property”;
•certain securities issued by governmental entities that are not dependent in whole or in part on the profits of (or payments made by) a non-governmental entity;

•any security (including debt securities) issued by another REIT;
•any debt instrument of an entity treated as a partnership for U.S. federal income tax purposes in which MITT is a partner to the extent of its proportionate interest in the equity and certain debt securities issued by that partnership; or
•any debt instrument of an entity treated as a partnership for U.S. federal income tax purposes not described in the preceding bullet points if at least 75% of the partnership’s gross income, excluding income from prohibited transactions, is qualifying income for purposes of the 75% gross income test described above in “—Gross Income Tests.”
MITT owns RMBS, including non-Agency RMBS and Agency RMBS that are pass-through certificates in entities treated as grantor trusts for U.S. federal income tax purposes. MITT will be treated as owning an undivided beneficial ownership interest in the mortgage loans held by the grantor trust. MITT has also invested in Agency RMBS that are CMOs, CMBS, ABS, residential and commercial mortgage loans, and excess MSRs. MITT expects that its investments in Agency RMBS that are CMOs, non-Agency RMBS and CMBS will generally be treated as interests in REMICs for U.S. federal income tax purposes. Such interests will generally qualify as real estate assets, and income derived from REMIC interests will generally be treated as qualifying income for purposes of the REIT income tests described above. If less than 95% of the assets of a REMIC are real estate assets, however, then only a proportionate part of MITT’s interest in the REMIC and income derived from the interest qualifies for purposes of the REIT asset and income tests. To the extent any of its investments in Agency RMBS are not treated as real estate assets, MITT expects such Agency RMBS will be treated as government securities (and, therefore, as qualifying assets for purposes of the 75% asset test) because they are issued or guaranteed as to principal or interest by the United States or by a person controlled or supervised by and acting as an instrumentality of the government of the United States pursuant to authority granted by the Congress of the United States. MITT’s investments in ABS and non-Agency RMBS or CMBS that are not interests in a grantor trust or REMIC or government securities will not be treated as qualifying assets for purposes of the 75% asset test and will be subject to the 5% asset test, the 10% value test, the 10% vote test and the 25% securities test described above.
MITT may invest directly in residential and commercial mortgage loans, including distressed loans. As discussed above under “—Gross Income Tests,” under the applicable Treasury Regulations, if a loan is secured by real property and other property and the highest principal amount of the loan outstanding during a taxable year exceeds the fair market value of the real property (including, for loans secured by real property and personal property where the fair market value of the personal property is less than 15% of the total fair market value of all such property, such personal property) securing the loan as of (i) the date MITT agreed to acquire or originate the loan or (ii) in the event of a significant modification, the date MITT modified the loan, then a portion of the interest income from such a loan will not be qualifying income for purposes of the 75% gross income test but will be qualifying income for purposes of the 95% gross income test. Although the law is unclear, a portion of the loan will also likely be a non-qualifying asset for purposes of the 75% asset test. The non-qualifying portion of such a loan would be subject to, among other requirements, the 10% vote test and the 10% value test. IRS Revenue Procedure 2014-51 provides a safe harbor under which the IRS has stated that it will not challenge a REIT’s treatment of a loan as being, in part, a qualifying real estate asset in an amount equal to the lesser of (i) the fair market value of the loan on the relevant quarterly REIT asset testing date or (ii) the greater of (a) the fair market value of the real property securing the loan on the relevant quarterly REIT asset testing date or (b) the fair market value of the real property securing the loan on the date the REIT committed to originate or acquire the loan. MITT intends to continue to invest in residential and commercial mortgage loans in a manner consistent with maintaining its qualification as a REIT.
MITT invests in mezzanine loans. As described above in “—Gross Income Tests,” Revenue Procedure 2003-65 provides a safe harbor pursuant to which certain mezzanine loans secured by a first priority security interest in ownership interests in a partnership or limited liability company will be treated as qualifying assets for purposes of the 75% asset test (and therefore, are not subject to the 5% asset test and the 10% vote test or value test). Although the mezzanine loans MITT acquires may not qualify for that safe harbor, MITT expects any mezzanine loans it acquires generally will be treated as qualifying assets for the 75% asset test or should be excluded from the definition of securities for purposes of the 10% value test. In the event that MITT owns a mezzanine loan or similar debt that does not meet the safe harbor, the IRS could challenge such loan’s treatment as a real estate asset for purposes of the REIT asset tests, and if such a challenge were sustained, MITT could fail to qualify as a REIT. MITT intends to continue to invest in mezzanine loans in a manner that will enable it to continue to satisfy the REIT asset tests.
MITT has entered into sale and repurchase agreements under which it nominally sold certain of its assets to a counterparty and simultaneously entered into an agreement to repurchase the sold assets in exchange for a purchase price that reflects a financing charge. Based on positions the IRS has taken in analogous situations, MITT believes that these transactions would be treated as secured debt, and that MITT is treated for REIT asset and income test purposes as the owner of the assets that are the subject of such agreements notwithstanding that such agreements may transfer record ownership of the assets to the counterparty during the term of the agreement. It is possible, however, that the IRS could assert that MITT does not own its assets subject to sale and repurchase agreements during the term of such agreements, in which case MITT could fail to qualify as a REIT.
MITT has purchased, and may purchase in the future, Agency RMBS through TBAs. While there is no direct authority with respect to the qualification of TBAs as real estate assets or Government securities for purposes of the 75% asset test, MITT treats its long TBAs as qualifying assets for purposes of the REIT asset tests, based on an opinion of Hunton Andrews Kurth LLP substantially to the effect that for purposes of the REIT asset tests, its ownership of a long TBA should be treated as ownership of real estate assets. The opinion of Hunton Andrews Kurth LLP is based on various assumptions related to MITT’s long TBAs and is conditioned on fact‐based representations and covenants made by MITT’s management regarding its long TBAs. No assurance can be given that the IRS would not assert that MITT’s long TBAs are not qualifying assets. If the IRS were to successfully challenge the opinion of Hunton Andrews Kurth LLP, MITT could be subject to a penalty tax or it could fail to remain qualified as a REIT if a sufficient portion of its assets consists of TBAs.
MITT has acquired and may acquire in the future excess MSRs. In private letter rulings to other taxpayers, the IRS ruled substantially to the effect that excess MSRs represent interests in mortgages on real property and thus are qualifying “real estate assets” for purposes of the 75% asset test. Private letter rulings cannot be relied upon by persons other than the taxpayer to which they were issued. Nonetheless, MITT intends to treat excess MSRs that have terms consistent with those described in the private letter rulings (namely, excess MSRs (A) from which the income does not depend in whole or in part on the income or profits of the mortgage servicers, and (B)that MITT treats as “stripped bonds” that are ownership interests in the mortgage underlying excess MSRs, providing MITT rights to the interest income generated by such mortgages) as “real estate assets” for purposes of the 75% asset test. In the event that such assets were determined not to be qualifying for the 75% asset test, MITT could be subject to a penalty tax or MITT could fail to qualify as a REIT if the value of MITT’s excess MSRs and any non-qualifying assets exceeds 25% of MITT’s total assets at the end of any calendar quarter.
As discussed above, MITT may invest opportunistically in other types of assets. To the extent MITT invests in such assets, MITT intends to do so in a manner that will enable it to satisfy each of the asset tests described above. However, MITT cannot assure you that it will be able to satisfy the asset tests described above. MITT monitors the status of its assets for purposes of the various asset tests and seeks to manage its portfolio to comply at all times with such tests. No assurance, however, can be given that MITT will continue to be successful in this effort. In this regard, to determine its compliance with these requirements, MITT will have to value its investment in its assets to ensure compliance with the asset tests. Although MITT seeks to be prudent in making these estimates, no assurances can be given that the IRS would not disagree with these determinations and assert that a different value is applicable, in which case MITT may not satisfy the 75% asset test and the other asset tests and, thus, would fail to qualify as a REIT.
If MITT fails to satisfy the asset tests at the end of a calendar quarter, it will not lose its REIT qualification so long as:
•it satisfied the asset tests at the end of the preceding calendar quarter; and

•the discrepancy between the value of its assets and the asset test requirements arose from changes in the market values of its assets and was not wholly or partly caused by the acquisition of one or more non-qualifying assets.
If MITT did not satisfy the condition described in the second item, above, it still could avoid disqualification by eliminating any discrepancy within 30 days after the close of the calendar quarter in which it arose.
If MITT violates the 5% asset test, the 10% vote test or the 10% value test described above at the end of any calendar quarter, it will not lose its REIT qualification if (i) the failure is de minimis (up to the lesser of 1% of the total value of its assets or $10 million) and (ii) it disposes of assets causing the failure or otherwise comply with the asset tests within six months after the last day of the quarter in which it identified such failure. In the event of a more than de minimis failure of any of the asset tests, as long as the failure was due to reasonable cause and not to willful neglect, MITT will not lose its REIT qualification if it (i) disposes of assets or otherwise comply with the asset tests within six months after the last day of the quarter in which it identified such failure, (ii) files a schedule with the IRS describing the assets that caused such failure in accordance with regulations promulgated by the Secretary of the U.S. Treasury and (iii) pay a tax equal to the greater of $50,000 or the highest corporate tax rate applied to the net income from the nonqualifying assets during the period in which MITT failed to satisfy the asset tests. If these relief provisions are inapplicable to a particular set of circumstances involving MITT, it will not qualify as a REIT.
MITT believes that the Agency RMBS, non-Agency RMBS, CMBS, ABS, residential and commercial mortgage loans, excess MSRs and other assets that it holds will satisfy the foregoing asset test requirements. MITT will monitor the status of its assets and its future acquisition of assets to ensure that it continues to comply with those requirements, but it cannot assure you that it will be successful in this effort. No independent appraisals have been or will be obtained to support its estimates of and conclusions as to the value of its assets and securities, or in many cases, the real estate collateral for the mortgage loans that support its Agency RMBS and non-Agency RMBS. Moreover, the values of some assets may not be susceptible to a precise determination, and values are subject to change in the future. Furthermore, the proper classification of an instrument as debt or equity for U.S. federal income tax purposes may be uncertain in some circumstances, which could affect the application of the REIT asset requirements. As a result, no assurance can be given that the IRS will not contend that MITT’s ownership of securities and other assets violates one or more of the asset tests applicable to REITs.
Distribution Requirements
Each taxable year, MITT must distribute dividends, other than capital gain dividends and deemed distributions of retained capital gain, to its stockholders in an aggregate amount at least equal to:
•the sum of
o90% of its “REIT taxable income,” computed without regard to the dividends paid deduction and its net capital gain, and
o90% of its after-tax net income, if any, from foreclosure property, minus
•the sum of certain items of non-cash income.
MITT must make such distributions in the taxable year to which they relate, or in the following taxable year if either (i) it declares the distribution before it timely files its U.S. federal income tax return for the year and pays the distribution on or before the first regular dividend payment date after such declaration or (ii) it declares the distribution in October, November or December of the taxable year, payable to stockholders of record on a specified day in any such month, and it actually pays the dividend before the end of January of the following year. The distributions under clause (i) are taxable to the stockholders in the year in which paid, and the distributions in clause (ii) are treated as paid on December 31 of the prior taxable year to the extent of undistributed earnings and profits as of December 31 of the prior taxable year. In both instances, these distributions relate to MITT’s prior taxable year for purposes of the 90% distribution requirement.

If MITT ceases to be a “publicly offered REIT,” then in order for distributions to be counted as satisfying the annual distribution requirements for REITs, and to provide it with a REIT-level tax deduction, the distributions must not be considered “preferential dividends.” A dividend is not a preferential dividend if the distribution is (i) pro-rata among all outstanding shares of stock within a particular class and (ii) in accordance with the preferences among different classes of stock as set forth in its organizational documents.
MITT will pay federal income tax on taxable income, including net capital gain, that it does not distribute to stockholders. Furthermore, if MITT fails to distribute during a calendar year, or by the end of January following the calendar year in the case of distributions with declaration and record dates falling in the last three months of the calendar year, at least the sum of:
•85% of its REIT ordinary income for such year;
•95% of its REIT capital gain income for such year; and
•any undistributed taxable income from prior periods.
MITT will incur a 4% nondeductible excise tax on the excess of such required distribution over the amounts it actually distributes.
MITT may elect to retain and pay income tax on the net long-term capital gain it recognizes in a taxable year. See “— Taxation of U.S. Holders— Taxation of U.S. Holders on Distributions on MITT Stock.” If it so elect, MITT will be treated as having distributed any such retained amount for purposes of the REIT distribution requirements and the 4% nondeductible excise tax described above. MITT intends to continue to make timely distributions in the future sufficient to satisfy the annual distribution requirements and to avoid corporate income tax.
It is possible that, from time to time, MITT may experience timing differences between the actual receipt of cash, including distributions from its subsidiaries, and actual payment of deductible expenses and the inclusion of that income and deduction of such expenses in arriving at its REIT taxable income. Possible examples of those timing differences include the following:
•Because MITT may deduct capital losses only to the extent of its capital gains, MITT may have taxable income that exceeds its economic income.
•MITT will recognize taxable income in advance of the related cash flow with respect to its investments that are deemed to have original issue discount. MITT generally must accrue original issue discount based on a constant yield method that takes into account projected prepayments but that defers taking into account credit losses until they are actually incurred.
•MITT has acquired investments that are treated as having “market discount” for U.S. federal income tax purposes, because the investments are debt instruments that MITT acquired for an amount less than their principal amount. MITT has not elected, and does not intend to elect, to recognize market discount currently. Under the market discount rules, MITT may be required to treat portions of gains on sale of market discount bonds as ordinary income and may be required to include some amounts of principal payments received on market discount bonds as ordinary income. The recognition of market discount upon receipt of principal payments results in an acceleration of the recognition of taxable income to periods prior to the receipt of the related income. Further, to the extent that such an investment does not fully amortize according to its terms, MITT may never receive the economic income attributable to previously recognized market discount.
•MITT may recognize phantom taxable income from any residual interests in REMICs or retained ownership interests in mortgage loans subject to CMO debt.
Although several types of non-cash income are excluded in determining the annual distribution requirement, MITT will incur corporate income tax and the 4% nondeductible excise tax with respect to those non-cash income items if MITT does not distribute those items on a current basis. As a result of the foregoing, MITT may have less cash than is necessary to distribute all of its taxable income and thereby avoid corporate income tax and the excise tax imposed on certain undistributed income. In such a situation, MITT may need to borrow funds, sell assets or make taxable distributions of its capital stock or debt securities.
MITT may satisfy the REIT annual distribution requirements by making taxable distributions of its stock or debt securities. Revenue Procedure 2017-45 authorizes publicly offered REITs to treat certain distributions that are paid partly in cash and partly in stock as dividends that would satisfy the REIT annual distribution requirement and qualify for the dividends paid deduction for U.S. federal income tax purposes. As a publicly offered REIT, as long as at least 20% of the total dividend is available in cash and certain other requirements are satisfied, the IRS will treat the stock distribution as a dividend (to the extent applicable rules treat such distribution as being made out of its earnings and profits). MITT currently does not intend to pay taxable dividends payable in cash and stock.
Determination of MITT’s REIT taxable income involves the application of highly technical and complex Code provisions for which only limited judicial and administrative authorities exist. If the IRS disagrees with MITT’s determination, it could affect MITT’s satisfaction of the distribution requirements. Under certain circumstances, MITT may be able to correct a failure to meet the distribution requirement for a year by paying “deficiency dividends” to its stockholders in a later year. MITT may include such deficiency dividends in its deduction for dividends paid for the earlier year. Although MITT may be able to avoid income tax on amounts distributed as deficiency dividends, it will be required to pay interest and a penalty to the IRS based upon the amount of any deduction it takes for deficiency dividends.
Recordkeeping Requirements
MITT must maintain certain records in order to maintain its qualification as a REIT. In addition, to avoid a monetary penalty, MITT must request on an annual basis information from its stockholders designed to disclose the actual ownership of its outstanding stock. MITT intends to continue to comply with these requirements.
Failure to Qualify
If MITT fails to satisfy one or more requirements for REIT qualification, other than the gross income tests and the asset tests, it could avoid disqualification if its failure is due to reasonable cause and not to willful neglect and it pays a penalty of $50,000 for each such failure. In addition, there are relief provisions for a failure of the gross income tests and asset tests, as described in “—Gross Income Tests” and “—Asset Tests.”
If MITT fails to qualify as a REIT in any taxable year, and no relief provision applies, it would be subject to U.S. federal income tax on its taxable income at regular corporate rates. Further, if MITT fails to qualify as a REIT, it may need to borrow money or sell assets in order to pay any resulting tax. MITT’s payment of income tax would decrease the amount of its income available for distribution to its stockholders. In calculating its taxable income in a year in which it fails to qualify as a REIT, MITT would not be able to deduct amounts paid out to stockholders. In fact, MITT would not be required to distribute any amounts to stockholders in that year. In such event, to the extent of its current and accumulated earnings and profits, all distributions to stockholders would be taxable as ordinary income. Subject to certain limitations of the U.S. federal income tax laws, corporate stockholders may be eligible for the dividends received deduction and stockholders taxed at individual rates may be eligible for the reduced U.S. federal income tax rate of 20% on such dividends. MITT’s failure to qualify as a REIT could impair its ability to expand its business and raise capital, and it would adversely affect the value of MITT Stock. Unless MITT qualified for relief under specific statutory provisions, it also would be disqualified from taxation as a REIT for the four taxable years following the year during which it ceased to qualify as a REIT. MITT cannot predict whether in all circumstances it would qualify for such statutory relief.
Taxation of U.S. Holders
Taxation of U.S. Holders on Distributions on MITT Stock
As long as MITT qualifies as a REIT, a taxable U.S. holder must generally take into account as ordinary income distributions made out of its current or accumulated earnings and profits that it does not designate as capital gain dividends or retained long-term capital gain. For purposes of determining whether a distribution is made out of

MITT’s current or accumulated earnings and profits, its earnings and profits will be allocated first to its preferred stock dividends and then to its common stock dividends. Dividends we pay to corporate U.S. holders will not qualify for the dividends received deduction generally available to corporations.
Individuals, trusts and estates may deduct up to 20% of certain pass-through income, including ordinary REIT dividends that are not “capital gain dividends” or “qualified dividend income,” subject to certain limitations, which we refer to as “pass-through deduction.” The maximum U.S. federal income tax rate for U.S. holders taxed at individual rates is currently 37%. For taxpayers qualifying for the full pass-through deduction, the effective maximum U.S. federal tax rate on ordinary REIT dividends would be 29.6% (exclusive of the 3.8% Medicare tax). To qualify for the pass‐through deduction, the stockholder receiving such dividend must hold the dividend‐paying REIT shares for at least 46 days (taking into account certain special holding period rules) of the 91‐day period beginning 45 days before the shares become ex‐dividend, and cannot be under an obligation to make related payments with respect to a position in substantially similar or related property.
The maximum U.S. federal income tax rate for “qualified dividend income” received by taxpayers taxed at individual rates is 20%. Qualified dividend income generally includes dividends paid to U.S. holders taxed at individual rates by domestic C corporations and certain qualified foreign corporations. Because MITT is not generally subject to U.S. federal income tax on the portion of its REIT taxable income distributed to its stockholders (see “—Taxation of MITT” above), MITT’s dividends generally will not be eligible for the 20% rate on qualified dividend income. As a result, MITT’s ordinary REIT dividends will be taxed at a higher tax rate as described above. However, the 20% tax rate for qualified dividend income will apply to MITT’s ordinary REIT dividends (i) attributable to dividends received by it from certain non-REIT corporations (e.g., dividends from any domestic TRSs), (ii) to the extent attributable to income upon which it has paid corporate income tax (e.g., to the extent that MITT distributes less than 100% of its taxable income) and (iii) attributable to income in the prior taxable year from the sales of “built-in gain” property acquired by MITT from C corporations in carryover basis transactions (less the amount of corporate tax on such income). In general, to qualify for the reduced tax rate on qualified dividend income, a U.S. holder must hold MITT Stock for more than 60 days during the 121-day period beginning on the date that is 60 days before the date on which MITT Stock becomes ex-dividend.
A U.S. holder generally will take into account distributions that MITT properly designates as capital gain dividends as long-term capital gain, to the extent that they do not exceed MITT’s actual net capital gain for the taxable year, without regard to the period for which the U.S. holder has held MITT Stock. A corporate U.S. holder may, however, be required to treat up to 20% of certain capital gain dividends as ordinary income.
MITT may elect to retain and pay U.S. federal income tax on the net long‐term capital gain that it recognizes in a taxable year. In that case, to the extent MITT designates such amount on a timely notice to such stockholder, a U.S. holder would be taxed on its proportionate share of its undistributed long‐term capital gain. The U.S. holder would receive a credit or refund for its proportionate share of the tax MITT paid. The U.S. holder would increase the basis in MITT Stock by the amount of its proportionate share of MITT’s undistributed long‐term capital gain, minus its share of the tax it paid.
A U.S. holder will not incur tax on a distribution in excess of MITT’s current and accumulated earnings and profits if the distribution does not exceed the adjusted basis of the U.S. holder’s MITT Stock. As stated above, for purposes of determining whether a distribution is made out of MITT’s current or accumulated earnings and profits, MITT’s earnings and profits will be allocated first to MITT Preferred Stock dividends, and then to MITT Common Stock dividends. Instead, the distribution will reduce the adjusted basis of such MITT Stock. A U.S. holder will recognize a distribution in excess of both MITT’s current and accumulated earnings and profits and the U.S. holder’s adjusted basis in his or her MITT Stock as long-term capital gain, or short-term capital gain if the shares of MITT Stock have been held for one year or less. In addition, if MITT declares a distribution in October, November or December of any year that is payable to a U.S. holder of record on a specified date in any such month, such distribution, to the extent of undistributed earnings and profits as of December 31 of such year, shall be treated as both paid by MITT and received by the U.S. holder on December 31 of such year, provided that MITT actually pays the distribution during January of the following calendar year, as described in “—Distribution Requirements.”

Stockholders may not include in their individual income tax returns any of MITT’s net operating losses or capital losses. Instead, these losses are generally carried over by MITT for potential offset against its future income or capital gains. Such carry forwards do not reduce earnings and profits in the year of offset.
Taxable distributions from MITT and gain from the disposition of MITT Stock will not be treated as passive activity income and, therefore, stockholders generally will not be able to apply any “passive activity losses,” such as losses from certain types of limited partnerships in which the stockholder is a limited partner, against such income. In addition, taxable distributions from MITT and gain from the disposition of MITT Stock generally will be treated as investment income for purposes of the investment interest limitations. MITT will notify stockholders after the close of its taxable year as to the portions of the distributions attributable to that year that constitute ordinary income, return of capital, qualified dividend income and capital gain.
Certain U.S. holders who are individuals, estates or trusts and whose income exceeds certain thresholds will be required to pay a 3.8% Medicare tax. The Medicare tax will apply to, among other things, dividends and other income derived from certain trades or business and net gains from the sale or other disposition of property, such as MITT Stock, subject to certain exceptions. MITT’s dividends and any gain from the disposition of MITT Stock generally will be the type of gain that is subject to the Medicare tax.
MITT may recognize taxable income in excess of its economic income, known as phantom income, in the first years that it holds certain investments or in the year that it modifies certain loan investments, and it may only experience an offsetting excess of economic income over its taxable income in later years, if at all. As a result, U.S. holders at times may be required to pay U.S. federal income tax on distributions that economically represent a return of capital rather than a dividend. These distributions would be offset in later years by distributions representing economic income that would be treated as returns of capital for U.S. federal income tax purposes. Taking into account the time value of money, this acceleration or increase of U.S. federal income tax liabilities may reduce a U.S. holder’s after-tax return on his or her investment to an amount less than the after-tax return on an investment with an identical before-tax rate of return that did not generate phantom income. In general, as the ratio of MITT’s phantom income to its total income increases, the after-tax rate of return received by a taxable stockholder will decrease.
To the extent that MITT has available net operating losses and capital losses carried forward from prior tax years, such losses may, subject to limitations, reduce the amount of distributions that must be made in order to comply with the REIT distribution requirements. See “‐Taxation of MITT” and “‐Distribution Requirements.” Such losses, however, are not passed through to U.S. holders and do not offset income of U.S. holders from other sources, nor do they affect the character of any distributions that are actually made by MITT, which are generally subject to tax in the hands of U.S. holders to the extent that MITT have current or accumulated earnings and profits.
Taxation of U.S. Holders on the Disposition of MITT Stock
In general, a U.S. holder who is not a dealer in securities must treat any gain or loss realized upon a taxable disposition of MITT Stock as long-term capital gain or loss if the U.S. holder has held such MITT Stock for more than one year and otherwise as short-term capital gain or loss. In general, a U.S. holder will realize gain or loss in an amount equal to the difference between the sum of the fair market value of any property and the amount of cash received in such disposition and the U.S. holder’s adjusted tax basis. A U.S. holder’s adjusted tax basis generally will equal the U.S. holder’s acquisition cost, increased by the excess of net capital gains deemed distributed to the U.S. holder less tax deemed paid by it and reduced by any returns of capital. However, a U.S. holder must treat any loss upon a sale or exchange of MITT Stock held by such holder for six months or less as a long-term capital loss to the extent of capital gain dividends and any other actual or deemed distributions from MITT that such U.S. holder treats as long term capital gain. All or a portion of any loss that a U.S. holder realizes upon a taxable disposition of MITT Stock may be disallowed if the U.S. holder purchases other MITT Stock within 30 days before or after the disposition.
Redemption of MITT Preferred Stock
A redemption of MITT Preferred Stock will be treated under Section 302 of the Code as a distribution that is taxable as dividend income (to the extent of MITT’s current or accumulated earnings and profits), unless the redemption satisfies certain tests set forth in Section 302(b) of the Code enabling the redemption to be treated as a sale of the MITT Preferred Stock (in which case the redemption will be treated in the same manner as a sale described above in “—Taxation of U.S. Holders on the Disposition of MITT Stock”). The redemption will satisfy such tests if it (i) is “substantially disproportionate” with respect to the U.S. holder’s interest in MITT Stock, (ii) results in a “complete termination” of the U.S. holder’s interest in all classes of MITT Stock or (iii) is “not essentially equivalent to a dividend” with respect to the U.S. holder, all within the meaning of Section 302(b) of the Code. In determining whether any of these tests have been met, stock considered to be owned by the U.S. holder by reason of certain constructive ownership rules set forth in the Code, as well as stock actually owned, generally must be taken into account. Because the determination as to whether any of the three alternative tests of section 302(b) of the Code described above will be satisfied with respect to any particular U.S. holder of MITT Preferred Stock depends upon the facts and circumstances at the time that the determination must be made, prospective investors are urged to consult their tax advisors to determine such tax treatment. If a redemption of MITT Preferred Stock does not meet any of the three tests described above, the redemption proceeds will be taxable as a dividend, as described above in “—Taxation of U.S. Holders.” In that case, a U.S. holder’s adjusted tax basis in the redeemed MITT Preferred Stock will be transferred to such U.S. holder’s remaining stockholdings in MITT. If the U.S. holder does not retain any of MITT Stock, such basis could be transferred to a related person that holds MITT Stock or it may be lost.
Conversion of MITT Preferred Stock
Except as provided below, (i) a U.S. holder generally will not recognize gain or loss upon the conversion of MITT Preferred Stock into MITT Common Stock, and (ii) a U.S. holder’s basis and holding period in MITT Common Stock received upon conversion generally will be the same as those of the converted MITT Preferred Stock (but the basis will be reduced by the portion of adjusted tax basis allocated to any fractional share exchanged for cash). Any shares of MITT Common Stock received in a conversion that are attributable to accumulated and unpaid dividends on the converted MITT Preferred Stock will be treated as a distribution that is potentially taxable as a dividend. Cash received upon conversion in lieu of a fractional share generally will be treated as a payment in a taxable exchange for such fractional share, and gain or loss will be recognized on the receipt of cash in an amount equal to the difference between the amount of cash received and the adjusted tax basis allocable to the fractional share deemed exchanged. This gain or loss will be long-term capital gain or loss if the U.S. holder has held the MITT Preferred Stock for more than one year at the time of conversion. U.S. holders are urged to consult with their tax advisors regarding the federal income tax consequences of any transaction by which such holder exchanges shares of MITT Common Stock received on a conversion of MITT Preferred Stock for cash or other property.
Capital Gains and Losses
A taxpayer generally must hold a capital asset for more than one year for gain or loss derived from its sale or exchange to be treated as long-term capital gain or loss. The highest marginal individual income tax rate is currently 37%. The maximum tax rate on long-term capital gain applicable to U.S. holders taxed at individual rates is 20% for sales and exchanges of assets held for more than one year. The maximum tax rate on long-term capital gain from the sale or exchange of “Section 1250 property,” or depreciable real property, is 25%, which applies to the lesser of the total amount of the gains or the accumulated depreciation on the Section 1250 property. MITT must classify portions of its designated capital gain dividend as either a distribution taxable to non-corporate U.S. holders at long-term capital gains rates or as unrecaptured section 1250 gain distribution taxable at the rate then applicable to unrecaptured depreciation. The IRS currently requires that distributions made to different classes of stock be composed proportionately of dividends of a particular type. Individuals, trusts and estates whose income exceeds certain thresholds are also subject to a 3.8% Medicare tax on gain from the sale of MITT Stock.
With respect to distributions that MITT designates as capital gain dividends and any retained capital gain that it is deemed to distribute, it will designate whether such a distribution is taxable to non-corporate U.S. holders taxed at individual rates at a 20% or 25% rate. Thus, the tax rate differential between capital gain and ordinary income for those taxpayers may be significant. In addition, the characterization of income as capital gain or ordinary income may affect the deductibility of capital losses, including capital losses recognized upon the disposition of MITT Stock. A non-corporate U.S. holder may deduct capital losses not offset by capital gains against its ordinary income only up to a maximum annual amount of $3,000. A non-corporate U.S. holder may carry forward unused capital losses indefinitely. A corporate U.S. holder must pay tax on its net capital gain at ordinary corporate rates. A corporate U.S. holder may deduct capital losses only to the extent of capital gains, with unused losses being carried back three years and forward five years.
Taxation of Tax-Exempt Stockholders
Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts, generally are exempt from U.S. federal income taxation. They are subject, however, to taxation on their UBTI. While many investments in real estate generate UBTI, the IRS has issued a ruling that dividend distributions from a REIT to an exempt employee pension trust do not constitute UBTI. Based on that ruling, amounts that MITT distributes to tax-exempt stockholders generally should not constitute UBTI so long as shares of MITT Stock are not otherwise used in an unrelated trade or business. However, if a tax-exempt stockholder were to finance its acquisition of MITT Stock with debt, a portion of the income that it receives from MITT would constitute UBTI pursuant to the “debt-financed property” rules. Although MITT’s dividends that are attributable to excess inclusion income will constitute UBTI in the hands of most tax-exempt stockholders, MITT will not generate excess inclusion income for its stockholders. Specifically, to the extent that MITT forms, purchases or holds any equity interest in taxable mortgage pools or REMIC residual interests, any excess inclusion income generated by such interest will be blocked by its existing TRS or a future TRS. Tax-exempt stockholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal services plans that are exempt from taxation under special provisions of the U.S. federal income tax laws are subject to different UBTI rules, which generally will require them to characterize distributions that they receive from MITT as UBTI. In certain circumstances, a qualified employee pension or profit sharing trust that owns more than 10% of MITT Stock (by value) must treat a percentage of the dividends that it receives from MITT as UBTI. Such percentage is equal to the gross income MITT derives from an unrelated trade or business, determined as if MITT were a pension trust, divided by MITT’s total gross income for the year in which MITT pay the dividends. That rule applies to a pension trust holding more than 10% of MITT’s stock only if:
•the percentage of MITT’s dividends that the tax-exempt trust must treat as UBTI is at least 5%;
•MITT qualifies as a REIT by reason of the modification of the rule requiring that no more than 50% of MITT’s stock be owned by five or fewer individuals that allows the beneficiaries of the pension trust to be treated as holding MITT stock in proportion to their actuarial interests in the pension trust; and
•either:
oone pension trust owns more than 25% of the value of MITT’s stock; or
oA group of pension trusts individually holding more than 10% of the value of MITT’s stock collectively owns more than 50% of the value of MITT’s stock.
Taxation of Non-U.S. Holders
The rules governing U.S. federal income taxation of non-U.S. holders are complex. This section is only a summary of such rules. MITT urges non-U.S. holders to consult their tax advisors to determine the impact of U.S. federal, state and local income tax laws on ownership of MITT Stock, including any reporting requirements.
Distributions
A non-U.S. holder that receives a distribution that is not attributable to gain from MITT’s sale or exchange of a USRPI, and that MITT does not designate as a capital gain dividend or retained capital gain will recognize ordinary income to the extent that MITT pays the distribution out of its current or accumulated earnings and profits. A withholding tax equal to 30% of the gross amount of the distribution ordinarily will apply unless an applicable tax treaty reduces or eliminates the tax. Under some treaties, however, lower rates generally applicable to dividends do not apply to dividends from REITs. If a distribution is treated as effectively connected with the non-U.S. holder’s conduct of a U.S. trade or business, the non-U.S. holder generally will be subject to U.S. federal income tax on the distribution at graduated rates, in the same manner as U.S. holders are taxed on distributions and also may be subject to the 30% branch profits tax in the case of a corporate non-U.S. holder. In general, non-U.S. holders will not be considered to be engaged in a U.S. trade or business solely as a result of their ownership of MITT Stock. MITT plans to withhold U.S. income tax at the rate of 30% on the gross amount of any distribution that MITT does not designate as a capital gain distribution or retained capital gain and is paid to a non-U.S. holder unless either:
•a lower treaty rate applies and the non-U.S. holder files an IRS Form W-8BEN or IRS Form W-8BEN-E evidencing eligibility for that reduced rate with MITT, or
•the non-U.S. holder files an IRS Form W-8ECI with MITT certifying that the distribution is effectively connected income.
Capital gain dividends received or deemed received by a non‐U.S. holder from MITT that are not attributable to gain from MITT’s sale or exchange of USRPIs, are generally not subject to U.S. federal income or withholding tax, unless either (1) the non‐U.S. holder’s investment in MITT Stock is effectively connected with a U.S. trade or business conducted by such non‐U.S. holder (in which case the non‐U.S. holder will be subject to the same treatment as U.S. holders with respect to such gain) or (2) the non‐U.S. holder is a nonresident alien individual who was present in the U.S. for 183 days or more during the taxable year and has a “tax home” in the U.S. (in which case the non‐U.S. holder will be subject to a 30% tax on the individual’s net capital gain for the year).
A non-U.S. holder will not incur tax on a distribution on the MITT Stock in excess of MITT’s current and accumulated earnings and profits if the excess portion of the distribution does not exceed the adjusted basis of MITT Stock. Instead, the excess portion of the distribution will reduce the adjusted basis of that MITT Stock. A non-U.S. holder will be subject to tax on a distribution that exceeds both MITT’s current and accumulated earnings and profits and the adjusted basis of the MITT Stock, if the non-U.S. holder otherwise would be subject to tax on gain from the sale or disposition of MITT Stock, as described below. Because MITT generally cannot determine at the time it make a distribution whether the distribution will exceed its current and accumulated earnings and profits, MITT normally will withhold tax on the entire amount of any distribution at the same rate as it would withhold on a dividend. However, a non-U.S. holder may obtain a refund of amounts that MITT withholds if MITT later determines that a distribution in fact exceeded MITT’s current and accumulated earnings and profits.
A U.S. withholding tax at a 30% rate will also be imposed on dividends paid to certain non-U.S. holders if certain disclosure requirements related to U.S. accounts or ownership are not satisfied. If payment of withholding taxes is required, non-U.S. holders that are otherwise eligible for an exemption from, or reduction of, U.S. withholding taxes with respect to such dividends and proceeds will be required to seek a refund from the IRS to obtain the benefit or such exemption or reduction. MITT will not pay any additional amounts in respect of any amounts withheld.
For any year in which MITT qualifies as a REIT, a non-U.S. holder may incur tax on distributions that are attributable to gain from its sale or exchange of USRPIs under FIRPTA. USRPIs generally do not include mortgage loans or mortgage-backed securities such as non-Agency RMBS or Agency RMBS. As a result, MITT does not anticipate that it will generate material amounts of gain that would be subject to FIRPTA. Under the FIRPTA rules, subject to exceptions discussed below, a non-U.S. holder is taxed on distributions attributable to gain from sales of USRPIs as if the gain were effectively connected with a U.S. business of the non-U.S. holder. A non-U.S. holder thus would be taxed on such a distribution at the normal capital gain rates applicable to U.S. holders. A non-U.S. corporate holder not entitled to treaty relief or exemption also may be subject to the 30% branch profits tax on such a distribution. Unless a non-U.S. holder qualifies for the exception described in the next paragraph, MITT must withhold 21% of any such distribution that it could designate as a capital gain dividend. A non-U.S. holder may receive a credit against such holder’s tax liability for the amount MITT withholds.
Capital gain distributions on MITT Stock that are attributable to its sale of real property will be treated as ordinary dividends rather than as gain from the sale of a USRPI, as long as (i) (a) MITT Stock is “regularly traded” on an established securities market in the United States and (b) the non-U.S. holder does not own more than 10% of MITT’s capital stock during the one-year period preceding the distribution date or (ii) the non-U.S. holder was treated as a “qualified shareholder” or a “qualified foreign pension fund” (each, as defined in the Code). As a result,

non-U.S. holders generally would be subject to withholding tax on such capital gain distributions in the same manner as they are subject to withholding tax on ordinary dividends. MITT believes that its stock is regularly traded on an established securities market. If MITT Stock is not regularly traded on an established securities market in the United States or the non-U.S. holder owned more than 10% of MITT Stock any time during the one-year period prior to the distribution, capital gain distributions that are attributable to its sale of real property would be subject to tax under FIRPTA. Moreover, if a non-U.S. holder disposes of MITT Stock during the 30-day period preceding a dividend payment, and such non-U.S. holder (or a person related to such non-U.S. holder) acquires or enters into a contract or option to acquire MITT Stock within 61 days of the 1st day of the 30 day period described above, and any portion of such dividend payment would, but for the disposition, be treated as a USRPI capital gain to such non-U.S. holder, then such non-U.S. holder shall be treated as having USRPI capital gain in an amount that, but for the disposition, would have been treated as USRPI capital gain.
Dispositions of MITT Stock
A non‐U.S. holder generally will not incur tax under FIRPTA with respect to gain realized upon a disposition of shares of MITT Stock as long as MITT is not a United States real property holding corporation during a specified testing period. If at least 50% of a REIT’s assets are USRPIs, then the REIT will be a United States real property holding corporation. MITT does not anticipate that it will be a United States real property holding corporation based on its investment strategy. In the unlikely event that at least 50% of the assets MITT holds were determined to be USRPIs, gains from the sale of MITT Stock by a non-U.S. holder could be subject to a FIRPTA tax. However, even if that event were to occur, a non-U.S. holder generally would not incur tax under FIRPTA on gain from the sale of MITT Stock if MITT were a “domestically controlled qualified investment entity.” A domestically controlled qualified investment entity includes a REIT in which, at all times during a specified testing period, less than 50% in value of its shares are held directly or indirectly by non-U.S. holders. MITT believes that it is a domestically controlled qualified investment entity, and that a sale of MITT Stock should not be subject to taxation under FIRPTA. However, MITT does not intend to maintain records to determine whether it is a domestically controlled qualified investment entity for this purpose and no assurance can be given that MITT is or will remain a domestically controlled qualified investment entity.
If MITT Stock is regularly traded on an established securities market in the United States, an additional exception to the tax under FIRPTA will be available, even if MITT does not qualify as a domestically controlled qualified investment entity at the time the non-U.S. holder sells MITT Stock. Under that exception, the gain from such a sale by such a non-U.S. holder will not be subject to tax under FIRPTA if:
•the MITT Stock is considered regularly traded under applicable Treasury Regulations on an established securities market, such as the NYSE; and
•the non-U.S. holder owned, actually or constructively, 10% or less of MITT Stock at all times during a specified testing period.
As noted above, MITT believes that MITT Stock is currently treated as being regularly traded on an established securities market.
If the gain on the sale of MITT Stock were taxed under FIRPTA, a non-U.S. holder would be taxed on that gain in the same manner as U.S. holders. Furthermore, a non-U.S. holder generally will incur tax on gain not subject to FIRPTA if:
•the gain is effectively connected with the non-U.S. holder’s U.S. trade or business, in which case the non-U.S. holder will be subject to the same treatment as U.S. holders with respect to such gain, or
•the non-U.S. holder is a nonresident alien individual who was present in the U.S. for 183 days or more during the taxable year and has a “tax home” in the United States, in which case the non-U.S. holder will incur a 30% tax on his or her capital gains.

Qualified Shareholders
Subject to the exception discussed below, any distribution to a “qualified shareholder” who holds REIT stock directly or indirectly (through one or more partnerships) will not be subject to U.S. federal income taxation under FIRPTA and thus will not be subject to special withholding rules under FIRPTA. While a “qualified shareholder” will not be subject to FIRPTA withholding on REIT distributions, the portion of REIT distributions attributable to certain investors in a “qualified shareholder” (i.e., non-U.S. persons who hold interests in the “qualified shareholder” (other than interests solely as a creditor), and directly or indirectly hold more than 10% of the stock of such REIT (whether or not by reason of the investor’s ownership in the “qualified shareholder”)) may be subject to FIRPTA withholding. REIT distributions received by a “qualified shareholder” that are exempt from FIRPTA withholding may still be subject to regular U.S. withholding tax.
In addition, a sale of MITT’s capital stock by a “qualified shareholder” who holds such capital stock directly or indirectly (through one or more partnerships) generally will not be subject to U.S. federal income taxation under FIRPTA. As with distributions, the portion of amounts realized attributable to certain investors in a “qualified shareholder” (i.e., non-U.S. persons who hold interests in the “qualified shareholder” (other than interests solely as a creditor), and directly or indirectly hold more than 10% of the stock of such REIT (whether or not by reason of the investor’s ownership in the “qualified shareholder”)) may be subject to federal income taxation and FIRPTA withholding on a sale of MITT’s capital stock.
A “qualified shareholder” is a non-U.S. holder that (i) either is eligible for the benefits of a comprehensive income tax treaty which includes an exchange of information program and whose principal class of interests is listed and regularly traded on one or more recognized stock exchanges (as defined in such comprehensive income tax treaty), or is a foreign partnership that is created or organized under foreign law as a limited partnership in a jurisdiction that has an agreement for the exchange of information with respect to taxes with the United States and has a class of limited partnership units representing greater than 50% of the value of all the partnership units that is regularly traded on the NYSE or Nasdaq markets, (ii) is a qualified collective investment vehicle (defined below), and (iii) maintains records on the identity of each person who, at any time during the non-U.S. holder’s taxable year, is the direct owner of 5% or more of the class of interests or units (as applicable) described in (i), above.
A qualified collective investment vehicle is a non-U.S. holder that (i) would be eligible for a reduced rate of withholding under the comprehensive income tax treaty described above, even if such entity holds more than 10% of the stock of such REIT, (ii) is publicly traded, is treated as a partnership under the Code, is a withholding foreign partnership, and would be treated as a “United States real property holding corporation” if it were a domestic corporation, or (iii) is designated as such by the Secretary of the U.S. Treasury and is either (a) “fiscally transparent” within the meaning of Section 894 of the Code, or (b) required to include dividends in its gross income, but is entitled to a deduction for distributions to its investors.
Qualified Foreign Pension Funds
Any distribution to a “qualified foreign pension fund” (or an entity all of the interests of which are held by a “qualified foreign pension fund”) who holds REIT stock directly or indirectly (through one or more partnerships) will not be subject to U.S. federal income taxation under FIRPTA and thus will not be subject to special withholding rules under FIRPTA. REIT distributions received by a “qualified foreign pension fund” that are exempt from FIRPTA withholding may still be subject to regular U.S. withholding tax. In addition, a sale of MITT’s capital stock by a “qualified foreign pension fund” that holds such capital stock directly or indirectly (through one or more partnerships) will not be subject to U.S. federal income taxation under FIRPTA.
A qualified foreign pension fund is any trust, corporation, or other organization or arrangement (i) which is created or organized under the law of a country other than the United States, (ii) which is established by such country or an employer to provide retirement or pension benefits to participants or beneficiaries that are current or former employees (or persons designated by such employees) of one or more employers in consideration for services rendered, (iii) which does not have a single participant or beneficiary with a right to more than 5% of its assets or income, (iv) which is subject to government regulation and with respect to which annual information reporting about its beneficiaries is provided or otherwise available to the relevant tax authorities in the country in which it is established or operates, and (v) with respect to which, under the laws of the country in which it is established or operates, (a) contributions to such organization or arrangement that would otherwise be subject to tax under such laws are deductible or excluded from the gross income of such entity or taxed at a reduced rate, or (b) taxation of any investment income of such organization or arrangement is deferred or such income is taxed at a reduced rate.
Conversion of MITT Preferred Stock
The conversion of MITT Preferred Stock into MITT Common Stock may be a taxable exchange for a non-U.S. holder if MITT Preferred Stock constitutes a United States real property interest. Even if MITT Preferred Stock constitutes a United States real property interest, provided MITT Common Stock also constitutes a United States real property interest, a non-U.S. holder generally will not recognize gain or loss upon a conversion of MITT Preferred Stock into MITT Common Stock so long as certain FIRPTA-related reporting requirements are satisfied. If MITT Preferred Stock constitutes a United States real property interest and such requirements are not satisfied, however, a conversion will be treated as a taxable exchange of MITT Preferred Stock for MITT Common Stock. Such a deemed taxable exchange will be subject to tax under FIRPTA at the rate of tax, including any applicable capital gains rates, that would apply to a U.S. holder of the same type (e.g., a corporate or a non-corporate stockholder, as the case may be) on the excess, if any, of the fair market value of such non-U.S. holder’s common stock received over such non-U.S. holder’s adjusted basis in its MITT Preferred Stock. Collection of such tax will be enforced by a refundable withholding tax at a rate of 15% of the value of the common stock.
Non-U.S. holders are urged to consult with their tax advisors regarding the U.S. federal income tax consequences of any transaction by which such non-U.S. holder exchanges shares of MITT Common Stock received on a conversion of MITT Preferred Stock for cash or other property.
Redemption of MITT Preferred Stock
For a discussion of the treatment of a redemption of MITT Preferred Stock, see “Taxation of U.S. Holders—Redemption of MITT Preferred Stock.” Non-U.S. holders are urged to consult with their tax advisors regarding the U.S. federal income tax consequences of any transaction by which such non-U.S. holder redeems MITT Preferred Stock.
Legislative or Other Actions Affecting REITs
The present federal income tax treatment of REITs may be modified, possibly with retroactive effect, by legislative, judicial, or administrative action at any time. The REIT rules are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury which may result in statutory changes as well as revisions to regulations and interpretations. Additional changes to the tax laws are likely to continue to occur. MITT cannot predict the long-term effect of any recent or future tax law changes on REITs and their stockholders. Prospective investors are urged to consult with their tax advisors regarding the effect of potential changes to the federal tax laws on an investment in MITT Stock.
State, Local and Foreign Taxes
MITT and/or its stockholders may be subject to taxation by various states, localities or foreign jurisdictions, including those in which MITT or a holder of its stock transacts business, owns property or resides. MITT may own properties located in numerous jurisdictions and may be required to file tax returns in some or all of those jurisdictions. The state, local and foreign tax treatment may differ from the federal income tax treatment described above. Consequently, MITT stockholders should consult their tax advisors regarding the effect of state, local and foreign income and other tax laws upon an investment in MITT Stock.
Tax Shelter Reporting
If a stockholder recognizes a loss with respect to stock of $2 million or more for an individual stockholder or $10 million or more for a corporate stockholder, the stockholder must file a disclosure statement with the IRS on Form 8886. Direct stockholders of portfolio securities are in many cases exempt from this reporting requirement, but stockholders of a REIT currently are not exempt from this requirement. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer's treatment of the loss is proper. Stockholders should consult their tax advisors to determine the applicability of these regulations in light of their individual circumstances.
Information Reporting Requirements and Withholding
MITT will report to its stockholders and to the IRS the amount and the tax character of distributions it pays during each calendar year, and the amount of tax it withholds, if any. Under the backup withholding rules, a stockholder may be subject to backup withholding with respect to distributions unless such stockholder:
•is a corporation or qualifies for certain other exempt categories and, when required, demonstrates this fact; or
•provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with the applicable requirements of the backup withholding rules.
A stockholder who does not provide MITT with its correct taxpayer identification number also may be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the stockholder’s income tax liability. In addition, MITT may be required to withhold a portion of capital gain distributions to any stockholders who fail to certify their non-foreign status to it.
Backup withholding will generally not apply to payments of dividends made by MITT or its paying agents, in their capacities as such, to a non-U.S. holder provided that the non-U.S. holder furnishes to MITT or its paying agent the required certification as to its non-U.S. status, such as providing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or certain other requirements are met. Notwithstanding the foregoing, backup withholding may apply if either MITT or its paying agent has actual knowledge, or reason to know, that the holder is a U.S. person that is not an exempt recipient. Payments of the net proceeds from a disposition or a redemption effected outside the U.S. by a non-U.S. holder made by or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, information reporting (but not backup withholding) generally will apply to such a payment if the broker has certain connections with the United States unless the broker has documentary evidence in its records that the beneficial owner is a non-U.S. holder and specified conditions are met or an exemption is otherwise established. Payment of the net proceeds from a disposition by a non-U.S. holder of MITT Stock made by or through the U.S. office of a broker is generally subject to information reporting and backup withholding unless the non-U.S. holder certifies under penalties of perjury that it is not a U.S. person and satisfies certain other requirements, or otherwise establishes an exemption from information reporting and backup withholding.
Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against the stockholder’s federal income tax liability if certain required information is furnished to the IRS. Stockholders are urged to consult their tax advisors regarding application of backup withholding to them and the availability of, and procedure for obtaining an exemption from, backup withholding.
FATCA Withholding
Under the Foreign Account Tax Compliance Act, or “FATCA,” withholding at a rate of 30% generally will be required on dividends in respect of shares of MITT Stock held by or through certain foreign financial institutions (including investment funds), unless such institution (i) enters into an agreement with the Treasury to report, on an annual basis, information with respect to shares in, and accounts maintained by, the institution to the extent such shares or accounts are held by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments, or (ii) complies with the terms of an intergovernmental agreement between the United States and an applicable foreign country. Accordingly, the entity through which MITT Stock is held will affect the determination of whether such withholding is required. Similarly, dividends in respect of shares of MITT Stock held by an investor that is a non-financial non-U.S. entity that does not qualify under certain exemptions will be subject to withholding at a rate of 30%, unless such entity either (i) certifies that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity’s “substantial United States owners,” which MITT or the applicable withholding agent will in turn provide to the Secretary of the Treasury. An intergovernmental agreement between the United States and an applicable foreign country, or future Treasury Regulations or other guidance, may modify these requirements. MITT will not pay any additional amounts to holders in respect of any amounts withheld. Holders are encouraged to consult their tax advisors regarding the possible implications of the legislation on their investment in MITT Stock.

DESCRIPTION OF MITT CAPITAL STOCK
General
The following is a brief summary of the material terms of the MITT capital stock, the MITT Charter, the MITT Bylaws and certain provisions of the MGCL. You should read the MITT Charter (including, without limitation, the articles supplementary with respect to the MITT Preferred Stock) and the MITT Bylaws and the applicable provisions of the MGCL for complete information on MITT capital stock. The following summary is not complete and is subject to, and qualified in its entirety by reference to, the MGCL and the provisions of the MITT Charter and the MITT Bylaws. To obtain copies of these documents, see “Where You Can Find More Information and Incorporation by Reference” beginning on page 215.
The description of MITT capital stock in this section applies to the capital stock of MITT after the Company Merger. For additional information, see “Comparison of Rights of MITT Stockholders and CHMI Stockholders” beginning on page 199.
Authorized Stock
The MITT Charter provides that MITT may issue up to 450,000,000 shares of MITT Common Stock and 50,000,000 shares of MITT Preferred Stock, of which 3,000,000 shares were initially classified as MITT Series A Preferred Stock, 6,000,000 shares were initially classified as MITT Series B Preferred Stock and 4,600,000 shares were initially classified as MITT Series C Preferred Stock.
Shares Outstanding
As of October 2, 2026, there were (i) 31,803,475 shares of MITT Common Stock outstanding and (ii) 9,119,629 shares of MITT Preferred Stock outstanding, (a) 1,663,193 of which are shares of MITT Series A Preferred Stock, (b) 3,727,641 of which are shares of MITT Series B Preferred Stock and (c) 3,728,795 of which are shares of MITT Series C Preferred Stock.
Power to Reclassify Unissued Shares of Stock and to Increase or Decrease Authorized Shares of Stock and Issue Additional Shares of MITT Common Stock and MITT Preferred Stock
The MITT Charter authorizes the MITT Board to amend the MITT Charter to increase or decrease the aggregate number of authorized shares of stock or the number of shares of any class or series that MITT has authority to issue without MITT stockholder approval. The MITT Board may classify any unissued shares of MITT Preferred Stock, and reclassify any unissued shares of MITT Common Stock or any previously classified but unissued shares of MITT Preferred Stock, into other classes or series of stock, and establish the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms or conditions of redemption of such stock, including one or more classes or series of stock that have priority over the MITT Common Stock with respect to distributions or upon liquidation, and authorizes MITT to issue the newly classified shares. Prior to the issuance of shares of each class or series, the MITT Board is required by the MGCL and the MITT Charter to set, subject to the provisions of the MITT Charter regarding the restrictions on ownership and transfer of MITT stock, the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms or conditions of redemption for each such class or series and file Articles Supplementary with the State of Maryland with respect thereto. These actions can be taken without MITT stockholder approval, unless MITT stockholder approval is required by applicable law, the terms of any other class or series of MITT’s stock or the rules of any stock exchange or automated quotation system on which MITT securities may be listed or traded.
Under Maryland law, MITT stockholders are not personally liable for the obligations of a corporation solely as a result of their status as stockholders.

Common Stock
Voting Rights
Each share of MITT Common Stock generally entitles the holder to one vote per share on all matters upon which MITT stockholders are entitled to vote and, except as provided with respect to any class or series of MITT preferred stock that MITT may issue, the holders of MITT Common Stock will possess exclusive voting power on all matters as to which MITT stockholders have voting rights. Generally, all matters to be voted on by MITT stockholders must be approved by a majority (or, in the case of election of directors, by a plurality) of the votes cast by the holders of MITT Common Stock present in person or represented by proxy, voting together as a group, except for most charter amendments, mergers and other similar fundamental business transactions and dissolution, which must be approved by a majority of the votes entitled to be cast. There is no cumulative voting in the election of directors.
Dividends
All of the outstanding shares of MITT Common Stock are duly authorized, fully paid and nonassessable. Holders of MITT Common Stock are entitled to receive dividends when authorized by the MITT Board and declared by MITT out of assets legally available for the payment of dividends.
Liquidation
Upon any dissolution, liquidation or winding up of MITT, after payment or provision for payment of the debts and other liabilities of MITT and subject to the rights, if any, of the holders of any outstanding series of preferred stock or any class or series of MITT stock having liquidation preferences, if any, the holders of MITT Common Stock will be entitled to receive MITT’s remaining assets available for distribution ratably in proportion with the number of shares of MITT Common Stock held by them.
Holders of MITT Common Stock have no appraisal, preference, conversion, exchange, sinking fund, redemption rights or preemptive rights upon liquidation, dissolution, or the winding up of MITT.
Restrictions on Transfer
See “Certain Provisions of the MGCL, the MITT Charter and the MITT Bylaws—Restrictions on Transfer” below for a description of restrictions on transfers of MITT’s capital stock, including MITT Common Stock.
Transfer Agent and Registrar
The transfer agent and registrar for MITT Common Stock is Equiniti Trust Company, LLC, which also serves as the dividend and redemption price disbursing agent for the MITT Series A Preferred Stock, the MITT Series B Preferred Stock and the MITT Series C Preferred Stock.
Listing
MITT Common Stock is listed on the NYSE under the symbol “MITT.”
Preferred Stock
The MITT Charter authorizes the MITT Board, without any approval of the MITT stockholders, to issue shares of preferred stock in one or more classes or series, to establish the number of shares in each class or series, and to set the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption of each such class or series. The terms of the MITT Series A Preferred Stock, the MITT Series B Preferred Stock and the MITT Series C Preferred Stock are set forth in the articles supplementary applicable to each class, which have been filed as exhibits to the registration statement of which this joint proxy statement/prospectus forms a part.

Certain Provisions of the MGCL, the MITT Charter and the MITT Bylaws
Certain provisions of the MGCL, the MITT Charter and the MITT Bylaws may delay, defer or prevent a change of control or other transaction in which holders of some, or a majority, of the shares of MITT Common Stock might receive a premium for their shares over the then prevailing market price of those shares or which such holders might believe to be otherwise in their best interests. The following paragraphs summarize a number of these provisions.
Restrictions on Transfer
In order for MITT to qualify as a REIT under the Code, MITT capital stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year. Also, not more than 50% of the value of the outstanding MITT capital stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of any taxable year.
The MITT Charter contains restrictions on the ownership and transfer of MITT capital stock. The relevant sections of the MITT Charter provide that, subject to the exceptions described below, no person or entity may beneficially own, or be deemed to own, by virtue of the applicable constructive ownership provisions of the Code, either (i) more than 9.8% in value or in number of shares, whichever is more restrictive, of the outstanding MITT Common Stock, or (ii) more than 9.8% in value or in number of shares, whichever is more restrictive, of MITT outstanding capital stock.
The constructive ownership rules under the Code are complex and may cause MITT capital stock owned actually or constructively by a group of related individuals and/or entities to be owned constructively by one individual or entity. As a result, the acquisition of less than 9.8% in value or in number of shares (or the acquisition of an interest in an entity that owns, actually or constructively, MITT capital stock) could, nevertheless, cause an individual or entity to own constructively in excess of 9.8% in value or in number of shares, whichever is more restrictive, and thereby violate the applicable stock ownership limit.
The MITT Board may, upon receipt of certain representations and undertakings and in its sole discretion, exempt (prospectively or retroactively) any person, in whole or in part, from the above-referenced stock ownership limits or establish or increase a limit, or excepted holder limit, for a particular stockholder if the person’s ownership in excess of the stock ownership limits will not then or in the future result in MITT being “closely held” under Section 856(h) of the Code (without regard to whether the stockholder’s interest is held during the last half of a taxable year) or otherwise jeopardize MITT’s qualification as a REIT. As a condition of its exemption, creation or increase of an excepted holder limit, the MITT Board may, but is not required to, require an opinion of counsel or IRS ruling satisfactory to the MITT Board with respect to MITT qualification as a REIT. The MITT Board may only reduce the excepted holder limit with the written consent of the related excepted holder at any time, or pursuant to the terms and conditions of the agreements entered into in connection with the establishment of the excepted holder limit for such excepted holder. No excepted holder limit may be reduced to a percentage that is less than the common stock ownership limit.
In connection with an exemption from the stock ownership limits, establishing an excepted holder limit or at any other time, the MITT Board may from time to time increase or decrease the stock ownership limits for all other persons and entities; provided, however, that any decrease in the stock ownership limits will not be effective for any person whose percentage ownership of MITT shares of capital stock is in excess of such decreased limits until such time as such person’s percentage ownership of MITT shares of capital stock equals or falls below such decreased limits, but any further acquisition of MITT shares of capital stock in excess of such person’s percentage ownership of MITT shares of capital stock will be in violation of the applicable limits; and provided, further, that the stock ownership limits may not be increased if, after giving effect to such increase or decrease, five or fewer individuals could beneficially own or constructively own in the aggregate more than 49.9% in value of the shares then outstanding.
The MITT Charter further prohibits:

•any person from beneficially or constructively owning, applying certain attribution rules of the Code, MITT capital stock that would result in MITT being “closely held” under Section 856(h) of the Code (without regard to whether the stockholder’s interest is held during the last half of a taxable year) or otherwise cause MITT to fail to qualify as a REIT; and
•any person from transferring MITT capital stock if such transfer would result in MITT capital stock being beneficially owned by fewer than 100 persons (determined without reference to any rules of attribution).
Any person who acquires, attempts or intends to acquire beneficial or constructive ownership of MITT capital stock that will or may violate the stock ownership limits or any of the other foregoing restrictions on ownership and transfer of MITT capital stock is required to immediately give written notice to MITT or, in the case of such a proposed or attempted transaction, give at least 15 days’ prior written notice to MITT, and provide MITT with such other information as MITT may request in order to determine the effect of such transfer on MITT qualification as a REIT. The stock ownership limits and the other restrictions on ownership and transfer of MITT capital stock will not apply if the MITT Board determines that it is no longer in MITT’s best interest to attempt to qualify, or to continue to qualify, as a REIT, and the MITT Board determines that compliance with such limits and other restrictions is no longer required.
Pursuant to the MITT Charter, if any transfer of MITT capital stock would result in MITT capital stock being beneficially owned by fewer than 100 persons, such transfer will be void ab initio and the intended transferee will acquire no rights in such shares. In addition, if any purported transfer of MITT capital stock or any other event would otherwise result in:
•any person violating the stock ownership limits or such other limit established by the MITT Board; or
•MITT being “closely held” under Section 856(h) of the Code (without regard to whether the stockholder’s interest is held during the last half of a taxable year) or otherwise failing to qualify as a REIT, then that number of shares (rounded to the nearest whole share) that would cause MITT to violate such restrictions will automatically be deemed to be transferred to, and held by, a charitable trust for the exclusive benefit of one or more charitable organizations selected by MITT, and the intended transferee will acquire no rights in such shares. The deemed transfer will be effective as of the close of business on the business day prior to the date of the violative transfer or other event that results in a deemed transfer to the charitable trust. A person who, but for the deemed transfer of the shares to the charitable trust, would have beneficially or constructively owned the shares so transferred is referred to as a “prohibited owner,” which, if appropriate in the context, also means any person who would have been the record owner of the shares that the prohibited owner would have so owned.
Any distribution made to the prohibited owner, prior to MITT discovery that the shares had been deemed to be transferred to the charitable trust as described above, must be repaid to the trustee of the charitable trust upon demand for distribution to the beneficiary by the charitable trust. If the transfer to the charitable trust as described above would not be effective, for any reason, to prevent violation of the applicable restriction on ownership and transfer contained in the MITT Charter, then the MITT Charter provides that the transfer of the shares will be void ab initio, and the intended transferee will acquire no rights in such shares. These rights will be exercised for the exclusive benefit of the charitable beneficiary. Any distribution authorized but unpaid will be paid when due to the trustee.
Capital stock transferred to the trustee of a charitable trust are deemed offered for sale to MITT, or a designee, at a price per share equal to the lesser of (i) the price paid per share in the transaction that resulted in such transfer to the charitable trust (or, if the event that resulted in the transfer to the charitable trust did not involve a purchase of such capital stock at market price, the last reported sales price reported on the NYSE (or other applicable exchange) on the trading day immediately preceding the day of the event which resulted in the transfer of such capital stock to the charitable trust) and (ii) the market price on the date MITT, or its designee, accepts such offer. MITT has the right to accept such offer until the trustee has sold the shares held in the charitable trust as discussed below. Upon a sale to MITT, the interest of the charitable beneficiary in the shares sold terminates, the trustee must distribute the net proceeds of the sale to the prohibited owner and any distributions held by the trustee with respect to such capital stock will be made to the charitable beneficiary.
If MITT does not buy the shares, the trustee must, within 20 days of receiving notice from MITT of the transfer of shares to the charitable trust, sell the shares to a person or entity designated by the trustee who could own the shares without violating the stock ownership limits or the other restrictions on ownership and transfer of shares of MITT capital stock described above. After that, the trustee must distribute to the prohibited owner an amount equal to the lesser of (i) the price paid by the prohibited owner for the shares in the transaction that resulted in the transfer to the charitable trust (or, if the event which resulted in the transfer to the charitable trust did not involve a purchase of such shares at market price, the last reported sales price reported on the NYSE (or other applicable exchange) on the trading day immediately preceding the relevant date) and (ii) the sales proceeds (net of commissions and other expenses of sale) received by the charitable trust for the shares. Any net sales proceeds in excess of the amount payable to the prohibited owner will be immediately paid to the charitable beneficiary, together with any distributions thereon. In addition, if, prior to discovery by MITT that MITT capital stock has been transferred to a charitable trust, such capital stock is sold by a prohibited owner, then such shares will be deemed to have been sold on behalf of the charitable trust and to the extent that the prohibited owner received an amount for or in respect of such shares that exceeds the amount that such prohibited owner was entitled to receive, such excess amount will be paid to the trustee upon demand. The prohibited owner has no rights in the shares held by the charitable trust.
The trustee of the charitable trust will be designated by MITT and will be unaffiliated with MITT and with any prohibited owner. Prior to the sale of any shares by the charitable trust, the trustee will receive, in trust for the charitable beneficiary, all distributions made by MITT with respect to such shares and may also exercise all voting rights with respect to such shares.
Subject to Maryland law, effective as of the date that the shares have been transferred to the charitable trust, the trustee will have the authority, at the trustee’s sole discretion:
•to rescind as void any vote cast by a purported record transferee prior to MITT discovery that the shares have been transferred to the charitable trust; and
•to recast the vote in accordance with the desires of the trustee acting for the benefit of the beneficiary of the charitable trust.
However, if MITT has already taken irreversible corporate action, then the trustee may not rescind and recast the vote.
If the MITT Board determines in good faith that a proposed transfer would violate the restrictions on ownership and transfer of MITT capital stock set forth in the MITT Charter, the MITT Board will take such action as it deems advisable to refuse to give effect to or to prevent such transfer, including, but not limited to, causing MITT to redeem capital stock, refusing to give effect to the transfer on MITT books or instituting proceedings to enjoin the transfer.
Every owner of more than 5% (or such lower percentage as required by the Code or the regulations promulgated thereunder) of all classes or series of MITT shares of capital stock is required to give written notice to MITT within 30 days after the end of each taxable year stating the name and address of such owner, the number of shares of each class and series of shares that the owner beneficially owns and a description of the manner in which such shares are held. Each such owner will be required to provide to MITT such additional information as MITT may request in order to determine the effect, if any, of such beneficial ownership on MITT’s qualification as a REIT and to ensure compliance with the stock ownership limits. In addition, each stockholder is, upon demand, required to provide to MITT such information as we may request, in good faith, in order to determine MITT’s qualification as a REIT and to comply with the requirements of any taxing authority or governmental authority or to determine such compliance.

Business Combinations
Under the MGCL, certain “business combinations,” including a merger, consolidation, share exchange or, in certain circumstances, an asset transfer or issuance or reclassification of equity securities, between a Maryland corporation and an “interested stockholder” (defined generally as any person who beneficially owns directly or indirectly, 10% or more of the voting power of the corporation’s outstanding voting stock or an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding stock of the corporation) or an affiliate of such an interested stockholder, are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. Thereafter, any such business combination must be recommended by the board of directors of such corporation and approved by the affirmative vote of at least (1) 80% of the votes entitled to be cast by holders of outstanding voting stock of such corporation and (2) two-thirds of the votes entitled to be cast by holders of voting stock of such corporation other than shares held by the interested stockholder with whom (or with whose affiliate) the business combination is to be effected or held by an affiliate or associate of the interested stockholder. The super-majority vote requirements do not apply if the corporation’s common stockholders receive a minimum price (as defined in the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the interested stockholder for its shares. Under the MGCL, a person is not an “interested stockholder” if the board of directors approved in advance the transaction by which the person otherwise would have become an interested stockholder. A corporation’s board of directors may provide that its approval is subject to compliance with any terms and conditions determined by it. The MITT Board has, by resolution, exempted business combinations between MITT and any other person, provided that the business combination is first approved by the MITT Board. This resolution, however, may be altered or repealed in whole or in part at any time.
Control Share Acquisitions
The MGCL provides that a holder of “control shares” of a Maryland corporation acquired in a “control share acquisition” has no voting rights with respect to those shares except to the extent approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter, excluding shares of stock in respect of which any of the following persons is entitled to exercise or direct the exercise of the voting power of such shares in the election of directors: (1) the person that has made or proposed to make the control share acquisition, (2) an officer of the corporation or (3) an employee of the corporation who is also a director of the corporation. “Control shares” are outstanding shares of voting stock which, if aggregated with all other such shares owned by the acquirer, or in respect of which the acquirer is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power: (A) one-tenth or more but less than one-third, (B) one-third or more but less than a majority or (C) a majority or more of all voting power. Control shares do not include shares that the acquirer is then entitled to vote as a result of having previously obtained stockholder approval or shares acquired directly from the corporation. A “control share acquisition” means the acquisition of issued and outstanding control shares, subject to certain exceptions.
A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses and making an “acquiring person statement” as described in MGCL), may compel the board of directors to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any stockholders’ meeting.
If voting rights are not approved at the meeting or if the acquirer does not deliver an “acquiring person statement” as required by the statute, then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value determined, without regard to the absence of voting rights for the control shares, as of the date of any meeting of stockholders at which the voting rights of such shares are considered and not approved, or, if no such meeting is held, as of the date of the last control share acquisition by the acquirer.

The control share acquisition statute does not apply to (1) shares acquired in a merger, consolidation or statutory share exchange if the corporation is a party to the transaction or (2) acquisitions approved or exempted by the charter or bylaws of the corporation.
The MITT Bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of MITT stock. There is no assurance that such provision will not be amended or eliminated at any time in the future.
Subtitle 8
Subtitle 8 of Title 3 of the MGCL permits the board of directors of a Maryland corporation with a class of equity securities registered under the Exchange Act and at least three independent directors to elect to be subject, by provision in its charter or bylaws or a resolution of its board of directors and notwithstanding any contrary provision in its charter or bylaws, to any or all of five provisions:
•a classified board of directors;
•a two-thirds vote requirement for removing a director;
•a requirement that the number of directors be fixed only by vote of the directors;
•a requirement that a vacancy on the board of directors be filled only by the remaining directors and, if the board of directors is classified, for the remainder of the full term of the class of directors in which the vacancy occurred; and
•a majority requirement for the calling of a stockholder-requested special meeting of stockholders.
MITT has elected to be subject to the provision of Subtitle 8 relating to the filling of vacancies on the MITT Board, but has not taken any action to preclude the MITT Board from electing to be subject to any of the other provisions of Subtitle 8 summarized immediately above. Through provisions in the MITT Charter and the MITT Bylaws unrelated to Subtitle 8, MITT already (1) requires a two-thirds vote for the removal of any director from the MITT Board, which removal will be allowed only for cause, (2) provides the MITT Board the exclusive power to fix the number of directorships, and (3) require, unless called by the chairman of the MITT Board, MITT president, MITT chief executive officer or the MITT Board, the written request of stockholders entitled to cast not less than a majority of all votes entitled to be cast on any matter that may properly be considered at a meeting of stockholders in order to call a special meeting to act on such matter.
Meetings of Stockholders
Pursuant to the MITT Bylaws, a meeting of MITT stockholders for the election of directors and the transaction of any business will be held annually on a date and at the time and place set by the MITT Board. The chairman of the MITT Board, MITT chief executive officer, MITT president or the MITT Board may call a special meeting of MITT stockholders. Subject to the provisions of the MITT Bylaws, a special meeting of MITT stockholders to act on any matter that may properly be brought before a meeting of MITT stockholders must also be called by the MITT secretary upon the written request of the stockholders entitled to cast a majority of all the votes entitled to be cast on such matter at the meeting and containing the information required by the MITT Bylaws. MITT’s secretary will inform the requesting stockholders of the reasonably estimated cost of preparing and delivering the notice of meeting (including the MITT proxy materials), and the requesting stockholder must pay such estimated cost before the MITT secretary is required to prepare and deliver the notice of the special meeting.
Amendment to the MITT Charter and MITT Bylaws
Under the MGCL, a Maryland corporation generally cannot amend its charter unless advised by its board of directors and approved by the affirmative vote of its stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter unless a different percentage (but not less than a majority of all of the votes entitled to be cast on the matter) is set forth in its charter.

Except for amendments to the provisions of the MITT Charter related to the removal of directors, the vote required to amend the provision regarding amendments to the removal provisions itself, and amendments to the provisions regarding restrictions on transfer and ownership of shares (each of which require the affirmative vote of the holders of shares entitled to cast not less than two-thirds of all the votes entitled to be cast on the matter) and certain non-substantive amendments to the MITT Charter that require only approval by the MITT Board under the MGCL, the MITT Charter may be amended only with the approval of the MITT Board and the affirmative vote of the holders of shares of MITT stock entitled to cast not less than a majority of all of the votes entitled to be cast on the matter.
The MITT Bylaws provide that the MITT Board has the exclusive power to adopt, alter or repeal any provision of the MITT Bylaws and to make new bylaws.
Advance Notice of Director Nominations and New Business
The MITT Bylaws provide that nominations of individuals for election to the board of directors or proposals of other business may be made at an annual meeting (1) pursuant to MITT notice of meeting, (2) by or at the direction of the MITT Board or (3) by any stockholder of record who is a stockholder at the record date for the meeting, at the time of giving of notice pursuant to the MITT Bylaws and at the time of the annual meeting (and any postponement or adjournment thereof), who is entitled to vote at the meeting in the election of each individual so nominated or on any such other business and who has complied with the advance notice procedures set forth in the MITT Bylaws. The MITT Bylaws currently require the stockholder to provide notice to the secretary containing the information required by the MITT Bylaws not less than 120 days nor more than 150 days prior to the first anniversary of the date of MITT proxy statement for the solicitation of proxies for election of directors at the preceding year’s annual meeting.
With respect to special meetings of MITT stockholders, only the business specified in MITT’s notice of meeting may be brought before the meeting. Nominations of individuals for election to the MITT Board may be made at a special meeting, (1) by or at the direction of the board of directors, or (2) provided that the MITT Board has determined that directors shall be elected at that special meeting, by any stockholder who is a holder of record at the record date for the meeting, at the time of giving of notice and at the time of the special meeting (and any postponement or adjournment thereof) who is entitled to vote at the meeting in the election of each individual so nominated and who complies with the notice procedures set forth in the MITT Bylaws. Such stockholder may nominate one or more individuals, as the case may be, for election as a director if the stockholder’s notice containing the information required by the MITT Bylaws is delivered to the secretary not earlier than the 120th day prior to such special meeting and not later than 5:00 p.m., Eastern Time, on the later of  (1) the 90th day prior to such special meeting or (2) the tenth day following the day on which public announcement is first made of the date of the special meeting and the proposed nominees of the MITT Board to be elected at the meeting.
Anti-takeover Effect of Certain Provisions of Maryland Law and of the MITT Charter and MITT Bylaws
If the applicable exemption in the MITT Bylaws is repealed and the applicable resolution of the MITT Board is repealed, or the MITT Board elects to be bound by one or more of the remaining provisions of Subtitle 8 of the MGCL, the control share acquisition provisions, the business combination provisions of the MGCL, and the remaining provisions of Subtitle 8, respectively, as well as the provisions in the MITT Bylaws on removal of directors and filling director vacancies, together with the advance notice and stockholder-requested special meeting provisions of the MITT Bylaws, alone or in combination, could serve to delay, deter or prevent a transaction or a change in MITT’s control that might involve a premium price for holders of MITT Common Stock or otherwise be in their best interests.
In addition, MITT’s share ownership limits described above under “—Restrictions on Transfer” might also delay, deter or prevent a transaction or a change in MITT’s control that might involve a premium price for holders of MITT Common Stock or otherwise be in their best interests.
Indemnification and Limitation of Directors’ and Officers’ Liability

Maryland law permits a Maryland corporation to include in its charter a provision eliminating the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (1) actual receipt of an improper benefit or profit in money, property or services or (2) active and deliberate dishonesty established by a final judgment as being material to the cause of action. MITT’s charter contains a provision that eliminates such liability to the maximum extent permitted by Maryland law.
The MGCL requires a Maryland corporation (unless its charter provides otherwise, which MITT’s charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity. The MGCL permits a Maryland corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in those or other capacities unless it is established that (1) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (A) was committed in bad faith or (B) was the result of active and deliberate dishonesty, (2) the director or officer actually received an improper personal benefit in money, property or services, or (3) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under the MGCL, a Maryland corporation may not indemnify a director or officer for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that a personal benefit was improperly received. A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, even though the director or officer did not meet the prescribed standard of conduct or was adjudged liable on the basis that personal benefit was improperly received. However, indemnification for an adverse judgment in a suit by MITT or in MITT’s right, or for a judgment of liability on the basis that personal benefit was improperly received, is limited to expenses. In addition, the MGCL permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of  (1) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (2) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the appropriate standard of conduct was not met.
MITT’s charter authorizes MITT to obligate itself and MITT’s bylaws obligate MITT, to the fullest extent permitted by Maryland law in effect from time to time, to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to:
•any present or former director or officer; and
•any individual who, while MITT’s director or officer and at MITT’s request, serves or has served as a director, officer, partner or trustee of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise.
MITT’s charter and bylaws also permit MITT to indemnify and advance expenses to any person who served a predecessor of MITT’s in any of the capacities described above and to any employee or agent of MITT or a predecessor of MITT.
MITT has entered into indemnification agreements with each of its directors and executive officers that provide for indemnification to the maximum extent permitted by Maryland law.

COMPARISON OF RIGHTS OF MITT STOCKHOLDERS AND CHMI STOCKHOLDERS
CHMI is incorporated under Maryland law and MITT is incorporated under Maryland law. The rights of CHMI stockholders are governed by the MGCL, the CHMI Charter and the CHMI Bylaws. The rights of MITT stockholders are governed by the MGCL, the MITT Charter and the MITT Bylaws. Upon consummation of the Mergers, the rights of the CHMI stockholders who receive MITT Common Stock will be governed by the MGCL, the MITT Charter and the MITT Bylaws.
The following is a summary of the material differences, as of the date of this joint proxy statement/prospectus, between the rights of CHMI stockholders and the rights of MITT stockholders under the governing documents of CHMI and MITT and the above-described laws which govern CHMI and MITT, respectively. The following summary is qualified in its entirety by reference to the relevant provisions of the (i) MGCL, (ii) CHMI Charter, (iii) MITT Charter, (iv) CHMI Bylaws and (v) MITT Bylaws.
This section does not include a complete description of all differences between the rights of CHMI stockholders and MITT stockholders, nor does it include a complete description of the specific rights of such holders. Furthermore, the identification of some of the differences in the rights of such holders is not intended to indicate that other differences that may be equally important do not exist. You are urged to read carefully the relevant provisions of Maryland law, as well as the governing documents of each of CHMI and MITT, each as amended, restated, supplemented or otherwise modified from time to time, copies of which are available, without charge, to any person, including any beneficial owner to whom this joint proxy statement/prospectus is delivered, by following the instructions listed under “Where You Can Find More Information and Incorporation by Reference” beginning on page 215.

	Rights of CHMI Stockholders	Rights of MITT Stockholders
Authorized Capital Stock
CHMI is authorized to issue 600,000,000 shares of stock, consisting of (i) 500,000,000 shares of CHMI Common Stock and (ii) 100,000,000 shares of CHMI Preferred Stock.
As of October 2, 2026, there were (i) 36,947,394 shares of CHMI Common Stock outstanding, (ii) 2,781,635 shares of CHMI Series A Preferred Stock outstanding, and (iii) 1,604,103 shares of CHMI Series B Preferred Stock outstanding.

MITT is authorized to issue 500,000,000 shares of stock, consisting of (i) 450,000,000 shares of MITT Common Stock and (ii) 50,000,000 shares of preferred stock, $0.01 par value per share.
As of October 2, 2026, there were (i) 31,803,475 shares of MITT Common Stock outstanding and (ii) 1,663,193 shares of MITT Series A Preferred Stock outstanding, 3,727,641 shares of MITT Series B Preferred Stock outstanding and 3,728,795 shares of MITT Series C Preferred Stock outstanding.

Size of Board
The CHMI Bylaws provide that the number of directors may not be less than the minimum number required under the MGCL nor more than 15. The number of directors may be increased or decreased by a majority of the CHMI Board. The CHMI Board currently consists of five directors.

The MITT Bylaws provide that the number of directors may not be less than the minimum number required under the MGCL (currently one) and not more than 15. The number of directors may be increased or decreased only by a majority vote of the MITT Board. The MITT Board currently consists of six directors.

Election of Directors	The CHMI Bylaws provide that a plurality of all votes cast at the annual meeting of stockholders duly called at which a quorum is present is sufficient to elect a director.	The MITT Bylaws provide that a plurality of all the votes cast at the annual meeting of stockholders duly called at which a quorum is present is sufficient to elect a director.

	Rights of CHMI Stockholders	Rights of MITT Stockholders
Removal of Directors
The CHMI Charter provides that, subject to the rights of holders of one or more classes or series of preferred stock, any director, or the entire CHMI Board, may be removed at any time, but only for cause, and then only by the affirmative vote of stockholders entitled to cast at least two-thirds of all votes entitled to be cast generally in the election of directors.
For the purpose of this provision of the CHMI Charter, “cause” means, with respect to any particular director, conviction of a felony or a final judgment of a court of competent jurisdiction holding that such director caused demonstrable, material harm to CHMI through bad faith or active and deliberate dishonesty.

The MITT Charter provides that, subject to the rights of holders of one or more classes or series of preferred stock, any or all directors may be removed from office only for “cause” by the affirmative vote of the stockholders entitled to cast at least two-thirds of the votes entitled to be cast generally in the election of directors. For the purpose of this provision of the MITT Charter, “cause” means, with respect to any particular director, conviction of a felony or a final judgment of a court of competent jurisdiction holding that such director caused demonstrable, material harm to MITT through bad faith or active and deliberate dishonesty.

Amendment of Charter
Except for amendments to the provisions of the CHMI Charter relating to the removal of directors or restrictions on transfer and ownership of shares of CHMI stock (which requires the affirmative vote of stockholders entitled to cast at least two-thirds of all the votes entitled to be cast on the matter), the CHMI Charter generally may be amended if approved by the CHMI Board and CHMI stockholders entitled to cast a majority of all votes entitled to be cast on the matter.

Except for (i) amendments permitted to be made without stockholder approval under Maryland law or by specific provision in the MITT Charter and (ii) provisions of the MITT Charter relating to (A) the removal of directors or (B) restrictions on transfer and ownership of shares of MITT stock, the MITT Charter may only be amended if (i) declared advisable by the MITT Board and (ii) approved by the MITT stockholders entitled to cast a majority of all the votes entitled to be cast on the matter. Any amendment to a provision of the MITT Charter relating to (A) the removal of directors or (B) restrictions on transfer and ownership of shares of MITT stock may only be amended if (i) declared advisable by the MITT Board and (ii) approved by the affirmative stockholder vote of at least two-thirds of all the votes of MITT stockholders entitled to be cast on the matter.

Amendment of Bylaws
Notwithstanding any provision in the CHMI Bylaws to the contrary, the CHMI Charter gives the CHMI Board the exclusive power to adopt, alter or repeal any provision of the CHMI Bylaws and to make new Bylaws.
Pursuant to the MITT Bylaws, the MITT Board has the exclusive power to adopt, alter or repeal any provision of the MITT Bylaws and to make new bylaws.

	Rights of CHMI Stockholders	Rights of MITT Stockholders
Ownership and Transfer Restrictions
The CHMI charter provides that, subject to certain exceptions, no person may beneficially or constructively own more than 9.0% in value or in number of shares, whichever is more restrictive, of the outstanding shares of any class or series of CHMI’s capital stock. In addition, the CHMI Charter also prohibits any person from: (1) beneficially owning shares of CHMI capital stock to the extent such beneficial ownership would result in CHMI being “closely held” under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year); (2) transferring shares of CHMI capital stock to the extent such transfer would result in CHMI’s capital stock being beneficially owned by fewer than 100 stockholders (determined under the principles of Section 856(a)(5) of the Code); and (3) beneficially or constructively owning shares of CHMI’s capital stock to the extent that such beneficial or constructive ownership would otherwise cause CHMI to fail to qualify as a REIT under the Code.
The CHMI Charter provides that if any transfer of CHMI capital stock would result in a person beneficially or constructively owning shares of CHMI capital stock in violation of such restrictions, such shares will be transferred to, and held by a charitable trust, or, in the case of any transfer that, if effective, would result in the violation of the restriction relating to shares of CHMI capital stock being beneficially owned by fewer than 100 persons, will be void ab initio.

Subject to certain exceptions, the MITT Charter restricts ownership of more than 9.8% in value or in number of shares, whichever is more restrictive, of outstanding MITT Common Stock or MITT capital stock.
No person may beneficially or constructively own, applying certain attribution rules of the Code, MITT capital that would result in MITT being “closely held” under Section 856(h) of the Code (without regard to whether the stockholder’s interest is held during the last half of a taxable year) or otherwise causing MITT to fail to qualify as a REIT.
The MITT Charter provides that if any transfer of MITT capital stock would result in a person beneficially owning shares of MITT capital stock in violation of such restrictions, such shares will be void ab initio or transferred to, and held by, a charitable trust.

	Rights of CHMI Stockholders	Rights of MITT Stockholders
Limitation of Liability and Indemnification of Directors and Officers
The CHMI Charter contains a provision which eliminates the personal liability of its directors and officers to CHMI or its stockholders for money damages except for liability resulting from (i) actual receipt of an improper benefit or profit in money, property or services or (ii) active and deliberate dishonesty established by a final judgment as being material to the cause of action.
The CHMI Charter authorizes, and the CHMI Bylaws obligate, CHMI to indemnify its present or former directors and officers, among others, including the advancement of reasonable expenses to a person who served a predecessor of CHMI in any of the capacities described above and to any employee or agent of CHMI or a predecessor of CHMI.

The MITT Charter contains a provision which eliminates the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (i) actual receipt of an improper benefit or profit in money, property or services or (ii) active and deliberate dishonesty established by a final judgment as being material to the cause of action.
The MITT Charter authorizes MITT, and the MITT Bylaws obligate MITT, to indemnify its present and former directors and officers, among others, including the advancement of expenses to a person who served a predecessor of MITT in any of the capacities described above and to any employee or agent of MITT or a predecessor of MITT.

	Rights of CHMI Stockholders	Rights of MITT Stockholders
Subtitle 8
Subtitle 8 of Title 3 of the MGCL provides that a Maryland corporation with a class of equity securities registered under the Exchange Act and at least three independent directors may elect to be subject, by provision in its charter or bylaws or by resolutions of its board of directors and notwithstanding any contrary provision in the charter or bylaws, to any or all of five provisions: (i) a classified board; (ii) a two-thirds vote requirement for removing a director; (iii) a requirement that the number of directors be fixed only by vote of the directors; (iv) any and all vacancies on the board of directors may be filled only by the remaining directors, even if the remaining directors do not constitute a quorum, and for the remainder of the full term of the class of directors in which the vacancy occurred; and (v) a majority vote requirement for the calling of a stockholder-requested special meeting of stockholders.
Without CHMI having elected to be subject to Subtitle 8, the CHMI Charter and CHMI Bylaws already (1) require the affirmative vote of holders of shares entitled to cast at least two-thirds of all the votes entitled to be cast generally in the election of directors to remove a director from the CHMI Board, (2) vest in the CHMI Board the exclusive power to fix the number of directors, by vote of a majority of the entire board of directors, and (3) require, unless called by certain specified persons or the CHMI Board, the request of stockholders entitled to cast not less than a majority of all the votes entitled to be cast at the meeting to call a special meeting of CHMI stockholders. CHMI has elected by provision in the CHMI Charter to be subject to the provisions of Subtitle 8 relating to the filling of vacancies.

Subtitle 8 of Title 3 of the MGCL provides that a Maryland corporation with a class of equity securities registered under the Exchange Act and at least three independent directors may elect to be subject, by provision in its charter or bylaws or by resolution of its board of directors and notwithstanding any contrary provision in the charter or bylaws, to any or all of five provisions: (i) a classified board; (ii) a two-thirds vote requirement for removing a director; (iii) a requirement that the number of directors be fixed only by vote of the directors; (iv) any and all vacancies on the board of directors may be filled only by the remaining directors, even if the remaining directors do not constitute a quorum, and for the remainder of the full term of the class of directors in which the vacancy occurred; and (v) a majority vote requirement for the calling of a stockholder-requested special meeting of stockholders.
Pursuant to Subtitle 8, MITT has elected in the MITT Charter to provide that vacancies on the MITT Board may be filled only by an affirmative vote of a majority of the remaining directors, even if the remaining directors do not constitute a quorum, and any director elected to fill a vacancy will serve the remainder of the full term of the directorship in which the vacancy occurred and until a successor is elected and qualifies. Pursuant to provisions of the MITT Charter and MITT Bylaws unrelated to Subtitle 8, MITT requires a two-thirds vote for removal of directors, that the number of directors be fixed only by the MITT Board, and a majority of stockholders for calling a stockholder-requested special meeting of stockholders. MITT has not taken any action to preclude the MITT Board from electing to be subject to any of the other provisions of Subtitle 8.

DESCRIPTION OF POLICIES OF MITT
The following is a discussion of MITT’s investment policies and its policies with respect to certain other activities. These policies may be amended or revised from time to time at the discretion of the MITT Board without MITT stockholder approval. No assurance can be given that MITT’s investment objectives will be attained. Since MITT entered into the Merger Agreement, its ability to pursue and implement certain of the objectives and policies described below have been constrained by the restrictions contained in the covenants of the Merger Agreement. See “The Merger Agreement—Conduct of Business by MITT Pending the Company Merger” beginning on page 134.
MITT’s investment policies include the following guidelines, among others:
•No investment shall be made that would cause MITT to fail to qualify as a REIT for federal income tax purposes;
•No investment shall be made that would cause MITT to be regulated as an investment company under the Investment Company Act; and
•MITT’s investments will be in MITT’s target assets.
Investment Strategy
MITT relies on the experience of MITT Manager’s personnel to direct MITT’s investments. MITT Manager’s investment philosophy is based on a rigorous and disciplined approach to credit analysis and is focused on fundamental in-depth research. MITT Manager makes investment decisions based on a variety of factors, including expected risk-adjusted returns, yields, relative value, credit fundamentals, vintage of collateral, prepayment speeds, supply and demand trends, general economic and market sector trends, the shape of the yield curve, liquidity, availability of adequate financing, borrowing costs, macroeconomic conditions and maintaining MITT’s REIT qualification and MITT’s exemption from registration under the Investment Company Act.
In accordance with investment guidelines adopted by the MITT Board, MITT Manager evaluates specific investment opportunities as well as MITT’s overall portfolio composition. MITT Manager makes day-to-day determinations as to the timing and allocations of MITT’s investment portfolio. These decisions depend upon prevailing market conditions and may change over time in response to opportunities available in different interest rate, economic and credit environments. As a result, MITT cannot predict the percentage of MITT’s assets that will be invested in any one of MITT’s approved asset classes at any given time. MITT may change its strategy and policies without a vote of MITT stockholders.
Financing and Hedging Strategy
MITT uses leverage to increase potential returns to MITT stockholders and to fund the acquisition of MITT’s investment portfolio. MITT’s financing strategy is designed to increase the size of its investment portfolio by borrowing against the fair value of the assets in MITT’s portfolio. When acquiring residential mortgage loans and other assets, MITT finances its investments using repurchase agreements or similar financing arrangements, which MITT refers to collectively as “financing arrangements.” Upon accumulating a targeted amount of residential mortgage loans, MITT finances these assets utilizing long-term, non-recourse, non-mark-to-market securitizations as market conditions permit.
Repurchase agreements involve the sale and a simultaneous agreement to repurchase the transferred assets or similar assets at a future date. The amount borrowed generally is equal to the fair value of the assets pledged less an agreed-upon discount, referred to as a “haircut.” The size of the haircut reflects the perceived risk associated with the pledged asset. Haircuts may change as MITT’s financing arrangements mature or roll and are sensitive to governmental regulations. Interest rates for MITT’s financing arrangements are determined based on prevailing rates (typically a spread over a base rate) corresponding to the terms of the borrowings, and interest is paid on a monthly basis or, for shorter term arrangements, at the end of the term. Repurchase agreements typically have a term of up to one year for loans and a term of 30 to 90 days for securities. Repurchase agreements are generally mark-to-market with respect to margin calls and recourse to MITT.

MITT’s financing arrangements generally include customary representations, warranties, and covenants, but may also contain more restrictive supplemental terms and conditions. Although specific to each financing arrangement, typical supplemental terms include requirements of minimum equity and liquidity, leverage ratios, and performance triggers. In addition, some of the financing arrangements contain cross default features, whereby default under an agreement with one lender simultaneously causes default under agreements with other lenders. To the extent that MITT fails to comply with the covenants contained in these financing arrangements or are otherwise found to be in default under the terms of such agreements, the counterparty has the right to accelerate amounts due under the associated agreement.
Subject to maintaining MITT’s qualification as a REIT and MITT’s Investment Company Act exemption, MITT utilizes derivative instruments in an effort to hedge certain interest rate risk associated with the financing of MITT’s investment portfolio. Specifically, MITT seeks to hedge its exposure to potential interest rate mismatches between the interest MITT earns on its investments and MITT’s borrowing costs caused by fluctuations in short-term interest rates. MITT may utilize interest rate swaps, swaption agreements, and other financial instruments such as short positions in to-be-announced securities. In utilizing leverage and interest rate derivatives, MITT’s objectives are to improve risk-adjusted returns and, where possible, to lock in, on a long-term basis, a spread between the yield on MITT’s assets and the costs of its financing and hedging.
Risk Management Strategy
The primary components of MITT’s risk management strategy are:
•Disciplined adherence to risk-adjusted return. MITT Manager deploys capital when it believes that risk-adjusted returns are attractive. In this analysis, MITT Manager considers the initial net interest spread of the investment, the cost of hedging and MITT’s ability to optimize returns over time through rebalancing activities. MITT Manager’s investment team has extensive experience implementing this approach.
•Concurrent evaluation of interest rate and credit risk. MITT Manager seeks to balance MITT’s portfolio with both credit risk-intensive assets and interest rate risk-intensive assets. Both of these primary risk types are evaluated against a common risk-adjusted return framework.
•Active hedging and rebalancing of portfolio. MITT Manager periodically evaluates MITT’s portfolio against pre-established risk tolerances and will take corrective action through asset sales, asset acquisitions, and dynamic hedging activities to bring the portfolio back within these risk tolerances. MITT believes this approach generates more attractive long-term returns than an approach that either attempts to hedge away a majority of the interest rate or credit risk in the portfolio at the time of acquisition, on the one end of the risk spectrum, or a highly speculative approach that does not attempt to hedge any of the interest rate or credit risk in the portfolio, on the other end of the risk spectrum.
•Strategic approach to increased risk. MITT Manager’s investment strategy is to preserve MITT’s ability to extend its risk-taking capacity during periods of changing market fundamentals.
Investment Process
MITT’s investment process benefits from the resources and professionals of MITT Manager. MITT’s investment policies and procedures and investment guidelines are approved by the MITT Board and implemented by MITT Manager. MITT Manager reports on MITT’s investment portfolio at each regularly scheduled meeting of the MITT Board. MITT’s independent directors do not review or approve individual investment, leverage or hedging decisions made by MITT Manager made in accordance with MITT’s investment policies.
Other Policies and Investments
Allocation Policy
Consistent with its duties as a registered investment adviser, TPG has an investment allocation policy that governs the allocations of investment opportunities among itself and its clients, and this investment allocation policy also applies to MITT Manager and MITT. Pursuant to this policy, TPG and MITT Manager allocate investment opportunities among their clients in a manner which is fair and equitable over time and does not favor one client or group of clients.
Investment opportunities in MITT’s target assets may be allocated among MITT and TPG funds and accounts that are eligible to purchase such target assets. TPG considers the following factors, among others, when assigning investment opportunities among MITT and its other clients:
•Capital available for new investments;
•Existing ownership and target position size;
•Investment objective or strategies;
•Risk or investment concentration parameters;
•Supply or demand for an investment at a given price level;
•Cash availability and liquidity requirements;
•Regulatory restrictions;
•Minimum investment size;
•Relative size or “buying power”;
•Regulatory and tax considerations, including the impact on MITT’s status under the Investment Company Act and REIT status; and
•Such other factors as may be relevant to a particular transaction.
In addition, MITT Manager may be precluded from transacting in particular investments in certain situations, including but not limited to situations where TPG or its affiliates may have a prior contractual commitment with other accounts or clients or as to which TPG or any of its affiliates possesses material, non-public information. Consistent with TPG’s fiduciary duty to all of its clients, it may give priority in the allocation of investment opportunities to certain clients to the extent necessary to meet regulatory requirements, client guidelines and/or contractual obligations. TPG or MITT Manager may determine that an investment opportunity is appropriate for a particular account, but not for another. In addition, TPG or its employees may invest in opportunities declined by MITT Manager for MITT. The investment allocation policy may be amended by TPG at any time without MITT’s consent. As the investment programs of the various entities and accounts managed by TPG change and develop over time, additional issues and considerations may affect TPG’s allocation policy and its expectations with respect to the allocation of investment opportunities. To the extent permitted by law, TPG is permitted to bunch or aggregate orders or to elect not to bunch or aggregate orders for a particular client account with orders for other accounts, notwithstanding that the effect of such bunching, aggregation or lack thereof may operate to the disadvantage of some clients.
Changes in Strategies and Policies
MITT’s strategies and policies may be amended or waived at the discretion of the MITT Board without a vote of MITT’s stockholders. MITT has no present intention to modify any of these objectives and policies, and it is anticipated that any modification would occur only if business and economic factors affecting MITT make its stated strategies and policies unworkable or imprudent.

PRINCIPAL AND MANAGEMENT STOCKHOLDERS OF MITT
The following table sets forth information as of October 2, 2026, unless otherwise noted, regarding the beneficial ownership of MITT Common Stock by (i) each of MITT’s named executive officers, (ii) each of MITT’s directors, (iii) all of MITT’s directors and named executive officers as a group and (iv) each person known to MITT to be the beneficial owner of five percent or more of the outstanding MITT Common Stock. Beneficial ownership includes any shares over which the beneficial owner has sole or shared voting or investment power and also any shares that the beneficial owner has the right to acquire within 60 days of such date through the exercise of options or other rights. The percentages below are based on 31,803,475 shares of MITT Common Stock outstanding as of October 2, 2026.
Unless otherwise indicated, all shares are owned directly, and the indicated person has sole voting and investment power. Except as indicated in the footnotes to the table below, the business address of the stockholders listed below is the address of MITT’s principal executive office, 245 Park Avenue, 26th Floor, New York, New York 10167.

	MITT Common Stock Beneficially Owned
Name and Address	Number	Percentage of Outstanding Shares of MITT Common Stock(1)
Directors and Executive Officers:
T.J. Durkin	372,832	1.2%
Debra Hess	107,204	*
Dianne Hurley	72,987	*
Matthew Jozoff	100,186	*
M. Christian Mitchell(2)	86,815	*
Nicholas Smith	166,666	*
Anthony Rossiello	106,401	*
Jenny B. Neslin	92,360	*
Andrew Parks	—	—
All directors and executive officers as a group (9 persons)	1,105,451	3.5%
5% Stockholders:
BlackRock, Inc. (3)	2,618,326	8.2%
* Represents ownership of less than one percent.
(1) Based on an aggregate amount of 31,803,475 shares of MITT Common Stock issued and outstanding as of October 2, 2026 (including 139,169 shares of MITT Common Stock subject to outstanding unvested restricted stock awards of MITT).
(2) Includes 69,429 shares of common stock and 17,386 shares of vested restricted stock units.

(3) Information obtained solely by reference to the Form 13F-HR filed with the SEC on August 7, 2026 by BlackRock, Inc., which we refer to as “BlackRock.” Of the reported shares, BlackRock reported that it has sole voting power for 2,567,485 shares, shared voting power for 0 shares, sole dispositive power for 2,618,326 shares and shared dispositive power for 0 shares. The address of BlackRock is 50 Hudson Yards, New York, NY 10001.

PRINCIPAL AND MANAGEMENT STOCKHOLDERS OF CHMI
The following table sets forth information as of October 2, 2026, unless otherwise noted, regarding the beneficial ownership of CHMI Common Stock by (i) each person known to CHMI to be the beneficial owner of five percent or more of the outstanding CHMI Common Stock, (ii) CHMI’s named executive officers, (iii) CHMI’s directors and (iv) all of CHMI’s directors and executive officers as a group. Beneficial ownership includes any shares of CHMI Common Stock over which the beneficial owner has sole or shared voting or investment power and also any shares of CHMI Common Stock that the beneficial owner has the right to acquire within 60 days of such date through the exercise of options or other rights. The percentages below are based on 38,632,814 shares of CHMI Common Stock, which includes (i) 436,654 shares of CHMI Common Stock subject to unvested CHMI RSU Awards, (ii) 717,054 shares of CHMI Common Stock subject to unvested CHMI PSU Awards and (iii) 531,712 shares of CHMI Common Stock subject to vested and unvested CHMI LTIP Units, all of which were outstanding as of October 2, 2026. For a discussion of the treatment of outstanding CHMI Equity Awards and CHMI LTIP Units pursuant to the Merger Agreement, see “Interests of CHMI’s Directors and Executive Officers in the Mergers—Treatment of CHMI Equity Awards.”
CHMI is not aware of any persons who beneficially own more than 5% of its outstanding common stock as of the date of this joint proxy statement/prospectus.
Unless otherwise indicated, all shares are owned directly, and the indicated person has sole voting and investment power. Except as indicated in the footnotes to the table below, the business address of the stockholders listed below is the address of CHMI’s principal executive office, 4000 Route 66, Suite 310, Tinton Falls, New Jersey 07753.

	CHMI Common Stock Beneficially Owned
Name and Address	Number	Percentage of Outstanding Shares of CHMI Common Stock
Directors and named executive officers
Jeffrey B. Lown(1)	672,134	1.7%
Julian D. Evans(2)	401,661	1.0%
Susan Healey(3)	24,414	*
Joseph Murin(4)	159,441	*
Sharon L. Cook(5)	90,733	*
Dale S. Hoffman(6)	78,647	*
Robert C. Mercer, Jr.(7)	146,822	*
Directors and executive officers as a group (8 persons)(8)	1,573,852	4.1%
* Represents beneficial ownership of less than one percent of the outstanding CHMI Common Stock.
(1)Includes (a) 108,813 shares of CHMI Common Stock issuable upon conversion of vested CHMI LTIP Units, (b) 3,900 shares of CHMI Common Stock issuable upon accelerated vesting and conversion of unvested CHMI LTIP Units that are scheduled to vest on January 31, 2027, (c) 170,455 shares of CHMI Common Stock issuable upon accelerated vesting and settlement of unvested CHMI RSU Awards that are scheduled to vest ratably over a three-year period, with one-third vesting on each of April 21, 2027, April 21, 2028, and April 21, 2029, although the actual number of shares of CHMI Common Stock issuable to Mr. Lown will be reduced as a result of net settlement on account of applicable withholding taxes and (d) 348,838 shares of CHMI Common Stock issuable upon accelerated vesting and settlement of unvested CHMI PSU Awards that are scheduled to vest on January 31, 2029, although the actual number of shares of CHMI Common Stock issuable to Mr. Lown will be reduced as a result of net settlement on account of applicable withholding taxes.

(2)Includes (a) 74,191 shares of CHMI Common Stock issuable upon conversion of vested CHMI LTIP Units, (b) 4,875 shares of CHMI Common Stock issuable upon accelerated vesting and conversion of unvested CHMI LTIP Units that are scheduled to vest on January 31, 2027, (c) 104,167 shares of CHMI Common Stock issuable upon accelerated vesting and settlement of unvested CHMI RSU Awards that are scheduled to vest ratably over a three-year period, with one-third vesting on each of April 21, 2027, April 21, 2028, and April 21, 2029, although the actual number of shares of CHMI Common Stock issuable to Mr. Evans will be reduced as a result of net settlement on account of applicable withholding taxes and (d) 213,178 shares of CHMI Common Stock issuable upon accelerated vesting and settlement of unvested CHMI PSU Awards that are scheduled to vest on January 31, 2029, although the actual number of shares of CHMI Common Stock issuable to Mr. Evans will be reduced as a result of net settlement on account of applicable withholding taxes.
(3)Includes (a) 24,414 shares of CHMI Common Stock issuable upon accelerated vesting and settlement of unvested CHMI RSU Awards that are scheduled to vest on February 10, 2027, although the actual number of shares of CHMI Common Stock issuable to Ms. Healey will be reduced as a result of net settlement on account of applicable withholding taxes.
(4)Includes (a) 2,660 shares of CHMI Common Stock issuable upon conversion of vested CHMI LTIP Units, and (b) 42,017 unvested restricted shares of CHMI Common Stock scheduled to vest on June 15, 2027.
(5)Includes 42,017 unvested restricted shares of CHMI Common Stock scheduled to vest on June 15, 2027.
(6)Includes 42,017 unvested restricted shares of CHMI Common Stock scheduled to vest on June 15, 2027.
(7)Includes 42,017 unvested restricted shares of CHMI Common Stock scheduled to vest on June 15, 2027.
(8)In addition to the shares of CHMI Common Stock beneficially owned by CHMI’s named executive officers and directors, includes 288,120 shares of CHMI Common Stock beneficially owned by Apeksha Patel, CHMI’s Chief Financial Officer, as of October 2, 2026. The number of shares of CHMI Common Stock beneficially owned by Ms. Patel includes (a) 28,283 shares of CHMI Common Stock issuable upon conversion of vested CHMI LTIP Units, (b) 3,250 shares of CHMI Common Stock issuable upon accelerated vesting and conversion of unvested CHMI LTIP Units that are scheduled to vest on January 31, 2027, (c) 87,091 shares of CHMI Common Stock issuable upon accelerated vesting and settlement of unvested CHMI RSU Awards that are scheduled to vest ratably over a three-year period, with one-third vesting on each of April 21, 2027, April 21, 2028, and April 21, 2029, although the actual number of shares of CHMI Common Stock issuable to Ms. Patel will be reduced as a result of net settlement on account of applicable withholding taxes and (d) 155,038 shares of CHMI Common Stock issuable upon accelerated vesting and settlement of unvested CHMI PSU Awards that are scheduled to vest on January 31, 2029, although the actual number of shares of CHMI Common Stock issuable to Ms. Patel will be reduced as a result of net settlement on account of applicable withholding taxes.

EXPERTS
MITT
The financial statements of TPG Mortgage Investment Trust, Inc. as of December 31, 2025 and 2024, and for each of the two years in the period ended December 31, 2025, incorporated by reference in this joint Proxy Statement/Prospectus by reference to TPG Mortgage Investment Trust, Inc.’s annual report on Form 10-K for the year ended December 31, 2025, and the effectiveness of TPG Mortgage Investment Trust, Inc.’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report. Such financial statements are incorporated by reference in reliance upon the report of such firm given their authority as experts in accounting and auditing.
CHMI
The consolidated financial statements of Cherry Hill Mortgage Investment Corporation as of December 31, 2025 and 2024 and for each of the three years in the period ended December 31, 2025, and the effectiveness of Cherry Hill Mortgage Investment Corporation’s internal control over financial reporting as of December 31, 2025, which is incorporated by reference in the joint Proxy Statement/Prospectus of TPG Mortgage Investment Trust, Inc. and Cherry Hill Mortgage Investment Corporation, which is referred to and made a part of this Registration Statement of TPG Mortgage Investment Trust, Inc., have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon and incorporated by reference. Such consolidated financial statements have been incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

LEGAL MATTERS
The validity of the shares of MITT Common Stock, MITT Series D Preferred Stock and MITT Series E Preferred Stock to be issued in connection with the Company Merger will be passed upon by Venable LLP. It is a condition to the Mergers that MITT and CHMI receive opinions from Mayer Brown LLP and Hunton Andrews Kurth LLP, respectively, concerning the qualification and taxation of CHMI and MITT, respectively, as a REIT under the Code. It is a condition to the Mergers that CHMI and MITT receive opinions from Mayer Brown LLP and Hunton Andrews Kurth LLP, respectively, to the effect that, the Company Merger will qualify as a reorganization under, and within the meaning of, Section 368(a) of the Code and that MITT, CHMI and Merger Sub will each be a party to that reorganization within the meaning of Section 368(b) of the Code.

STOCKHOLDER PROPOSALS
2027 MITT Annual Meeting of Stockholders
A date has not been set for MITT’s 2027 annual meeting of stockholders, which we refer to as “2027 MITT Annual Meeting.”
Any MITT stockholder intending to present a proposal at the 2027 MITT Annual Meeting and have the proposal included in the proxy statement for such meeting must, in addition to complying with the applicable laws and regulations governing submissions of such proposals, submit the proposal in writing to MITT no later than November 16, 2026. To be included in the proxy statement, the proposal must comply with the requirements of Rule 14a-8 of the Exchange Act.
Pursuant to the MITT Bylaws, any stockholder intending to nominate a director or present a proposal at an annual meeting of MITT’s stockholders under the advance notice provisions in the MITT Bylaws must notify MITT in writing not less than 120 days nor more than 150 days prior to the first anniversary of the date of the proxy statement for the preceding year’s annual meeting. Accordingly, any stockholder who intends to submit such a nomination or proposal at MITT’s 2027 annual meeting of stockholders must notify MITT in writing of such proposal by November 16, 2026, but in no event earlier than October 17, 2026, assuming that the 2027 annual meeting is held on schedule. However, in the event that the 2027 annual meeting of stockholders is advanced by more than 30 days or delayed by more than 60 days from the first anniversary of the date of the Annual Meeting, notice by the stockholder to be timely must be received no earlier than the 120th day prior to the date of the meeting and not later than 5:00 p.m., Eastern Time, on the later of the 90th day prior to the date of the meeting or the 10th day following the date of the first public announcement of the 2027 MITT Annual Meeting.
Any such nomination or proposal should be sent to TPG Mortgage Investment Trust, Inc., 245 Park Avenue, 26th Floor, New York, New York 10167, Attn: General Counsel, and, to the extent applicable, must include the information required by the MITT Bylaws.
2027 CHMI Annual Meeting of Stockholders
CHMI will not hold an annual meeting of CHMI stockholders in 2027 if the Merger is completed. However, if the Merger Agreement is terminated for any reason, CHMI expects to hold an annual meeting of stockholders in 2027, which we refer to as “2027 CHMI Annual Meeting.” A date has not been set for the 2027 CHMI Annual Meeting.
Any stockholder proposal pursuant to Rule 14a-8 of the rules promulgated under the Exchange Act, to be considered for inclusion in CHMI’s proxy materials for the 2027 CHMI Annual Meeting must have been received at CHMI’s principal executive offices, 4000 Route 66, Suite 310, Tinton Falls, New Jersey 07753, no later than December 31, 2026.
In addition, any CHMI stockholder who wishes to propose a nominee to the CHMI Board or propose any other business to be considered by the stockholders (other than a stockholder proposal included in CHMI’s proxy materials pursuant to Rule 14a-8 of the rules promulgated under the Exchange Act) must comply with the advance notice provisions and other requirements of the CHMI Bylaws, which are on file with the SEC and may be obtained by any stockholder who sends a written request to such effect to Investor Relations, Cherry Hill Mortgage Investment Corporation, 4000 Route 66, Suite 310, Tinton Falls, New Jersey 07753. These notice provisions require that nominations of persons for election to the CHMI Board and the proposal of business to be considered by the stockholders for the 2027 CHMI Annual Meeting must have been received no earlier than December 1, 2026 and no later than 5:00 p.m., Eastern Time on December 31, 2026. CHMI stockholders who intend to solicit proxies in reliance on the SEC’s universal proxy rule for nominations for election to the CHMI Board submitted under the advance notice requirements of the CHMI Bylaws will also have to comply with the additional requirements of the SEC’s Rule 14a-19(b) no later than April 12, 2027, including providing a statement that such stockholder intends to solicit the holders of shares representing at least 67% of the voting power of CHMI’s shares entitled to vote on the election of directors in support of director nominees other than CHMI’s nominees.

Notwithstanding those deadlines, if the 2027 CHMI Annual Meeting is advanced or delayed by more than 30 days from the first anniversary of the date of the 2026 annual meeting (which was held on June 11, 2026), any proposal governed by Rule 14a-8 must be received by CHMI a reasonable time before CHMI begins to print and send its proxy materials and any other proposal or nomination must, as required by the CHMI Bylaws, be received in CHMI’s executive office no earlier than 150 days and no later than 5:00 p.m., Eastern Time, on the later of (i) the 120th day prior to the date of the 2027 CHMI Annual Meeting or (ii) the 10th day following the day on which public announcement of the date of the 2027 CHMI Annual Meeting is first made. Stockholders must comply with the additional requirements of Rule 14a-19(b) under the Exchange Act no later than the later of 60 calendar days prior to the date of the 2027 CHMI Annual Meeting or the 10th calendar day following the day on which public announcement of the date of the 2027 CHMI Annual Meeting is first made. The CHMI Bylaws set out specific requirements that such stockholders and written notices must satisfy. Any CHMI stockholder submitting a written notice of nomination for a director must describe various information regarding the nominee, the stockholder and the underlying beneficial owner, if any, including, among other things, such information as name, address, class of shares beneficially owned, and any persons working in concert with such stockholder. Any CHMI stockholder submitting a proposal before a stockholder meeting must include in such notice similar information, as well as, among other things, a description of such proposal, and such other information as the CHMI Board reasonably determines is necessary or appropriate to consider the proposal.

WHERE YOU CAN FIND MORE INFORMATION AND INCORPORATION BY REFERENCE
MITT and CHMI each file annual, quarterly and current reports, proxy statements and other information with the SEC. MITT’s and CHMI’s SEC filings are available to the public from commercial document retrieval services and at the website maintained by the SEC at www.sec.gov. You also may obtain free copies of the documents filed with the SEC by MITT and CHMI by going to MITT’s and CHMI’s websites at www.mitt.tpg.com and www.chmireit.com, respectively. MITT’s and CHMI’s website addresses are provided as an inactive textual reference only. The information provided on MITT’s and CHMI’s websites is not part of this joint proxy statement/prospectus, and is not incorporated by reference into this joint proxy statement/prospectus.
MITT has filed with the SEC a registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part. The registration statement registers the shares of MITT Common Stock to be issued to CHMI’s stockholders in connection with the Merger. The registration statement, including the exhibits and schedules thereto, contains additional information about MITT Common Stock. The rules and regulations of the SEC allow MITT and CHMI to omit certain information included in the registration statement from this joint proxy statement/prospectus.
The SEC allows MITT to “incorporate by reference” into this joint proxy statement/prospectus the information it files with the SEC, which means MITT can disclose important information to you by referring you to those documents. Information regarding MITT incorporated by reference and information regarding CHMI incorporated by reference is deemed to be part of this joint proxy statement/prospectus. Later information filed with the SEC will update and supersede this information.
This joint proxy statement/prospectus incorporates by reference the MITT documents listed below (other than any portions of the documents not deemed to be filed), all of which have been previously filed by MITT with the SEC:
•MITT’s Annual Report on Form 10-K for the year ended December 31, 2025;
•MITT’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2026 and June 30, 2026;
•MITT’s Current Reports on Form 8-K filed with the SEC on August 10, 2026;
•MITT’s definitive proxy statement on Schedule 14A, filed with the SEC on March 16, 2026; and
•MITT’s description of its common stock in its Registration Statement on Form S-11, filed with the SEC on April 25, 2011, and any amendment or report filed with the SEC for the purpose of updating the description.
MITT also incorporates by reference into this joint proxy statement/prospectus additional documents that it may file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this joint proxy statement/prospectus and prior to the date of the MITT special meeting; provided, however, that it is not incorporating any information furnished under either Item 2.02 or Item 7.01 of any Current Report on Form 8-K, except as otherwise specified in the documents containing such information.
This joint proxy statement/prospectus incorporates by reference the CHMI documents listed below (other than any portions of the documents not deemed to be filed), all of which have been previously filed by CHMI with the SEC:
•CHMI’s Annual Report on Form 10-K for the year ended December 31, 2025, filed with the SEC on March 5, 2026;
•CHMI’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2026, and June 30, 2026, filed with the SEC on May 7, 2026 and August 10, 2026, respectively;
•CHMI’s Current Reports on Form 8-K filed with the SEC on April 10, 2026, June 12, 2026, and August 10, 2026 (SEC Accession No. 0001140361-26-031930); and

•CHMI’s definitive proxy statement on Schedule 14A, filed with the SEC on April 21, 2026 (solely to the extent incorporated by reference into Part III of CHMI’s Annual Report on Form 10-K for the year ended December 31, 2025).
CHMI also incorporates by reference into this joint proxy statement/prospectus additional documents that it may file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this joint proxy statement/prospectus and prior to the date of the CHMI special meeting; provided, however, that it is not incorporating any information furnished under either Item 2.02 or Item 7.01 of any Current Report on Form 8-K, except as otherwise specified in the documents containing such information.
MITT and CHMI will each provide free copies of its reports, proxy statements and other information, as applicable, including this joint proxy statement/prospectus, filed with the SEC at the SEC’s website at www.sec.gov. Copies of the documents filed by MITT with the SEC will be available free of charge on MITT’s website at www.mitt.tpg.com or by contacting MITT’s Investor Relations at (212) 692-2110; or email mittir@tpg.com. The information contained on MITT’s website is not part of this joint proxy statement/prospectus. The reference to MITT’s website is intended to be an inactive textual reference only. Copies of documents filed by CHMI with the SEC will be available free of charge on CHMI’s website at www.chmireit.com or by contacting CHMI’s Investor Relations at (877) 870-7005; or email: InvestorRelations@CHMIreit.com. The information contained on CHMI’s website is not part of this joint proxy statement/prospectus. The reference to CHMI’s website is intended to be an inactive textual reference only.
If you would like to request copies of this joint proxy statement/prospectus and any documents that are incorporated by reference into this joint proxy statement/prospectus, please do so by November 24, 2026, in order to receive them before the MITT special meeting and the CHMI special meeting.
If you are a MITT stockholder and have any questions about the Merger or how to submit your proxy, or you need additional copies of this joint proxy statement/prospectus, the enclosed proxy card or voting instructions, you can also contact D.F. King, MITT’s proxy solicitor, at the following telephone numbers or email address:
Stockholders may call toll free: (866) 356-7813
Banks and Brokers may call collect: (212) 561-5183
Email: MITT@dfking.com
If you are a CHMI stockholder and have any questions about the Transactions or how to submit your proxy, or you need additional copies of this joint proxy statement/prospectus, the enclosed proxy card or voting instructions, you can also contact Georgeson, CHMI’s proxy solicitor, at the following telephone numbers or email address:
Stockholders, Banks and Brokers may call toll free: (877) 739-9301
Email: cherryhill@georgeson.com
No one has been authorized to provide you with information that is different from that contained in, attached as an annex or incorporated by reference into, this joint proxy statement/prospectus. This joint proxy statement/prospectus is dated October 8, 2026, and you should not assume that the information contained in, attached as an annex or incorporated by reference into, this joint proxy statement/prospectus is accurate as of any date other than that date (or, in the case of documents incorporated by reference or attached as an annex, their respective dates). Neither the mailing of this joint proxy statement/prospectus to MITT stockholders or CHMI stockholders nor the MITT Common Stock Issuance to CHMI stockholders in the Company Merger pursuant to the Merger Agreement will create any implication to the contrary.
This joint proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction in which or to any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Information contained in, attached as an annex or incorporated by reference into this joint proxy statement/prospectus regarding MITT has been provided by MITT and information contained in, attached as an annex or incorporated by reference into this joint proxy statement/prospectus regarding CHMI has been provided by CHMI. MITT and CHMI have both contributed to the information relating to the Transactions contained in this joint proxy statement/prospectus.

MULTIPLE STOCKHOLDERS SHARING ONE ADDRESS
The SEC has adopted rules that permit companies and intermediaries, such as brokers, to satisfy the delivery requirements for proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single annual report or proxy statement, as applicable, addressed to those stockholders. This process, which is commonly referred to as “householding,” potentially provides extra convenience for stockholders and cost savings for companies.
MITT and CHMI and some brokers may be householding proxy materials by delivering proxy materials to multiple stockholders who request a copy and share an address, unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker or MITT or CHMI that they will be householding materials to your address, householding will continue until you are notified otherwise or until you revoke your consent. If at any time you no longer wish to participate in householding and would prefer to receive a separate proxy statement and annual report, please notify your broker if your shares are held in a brokerage account or, if you are a stockholder of record of MITT or stockholder of record of CHMI, notify either MITT’s investor relations department at 245 Park Avenue, 26th Floor, New York, New York 10167, Tel. (212) 692-2110; email mittir@tpg.com or CHMI’s investor relations department at 4000 Route 66, Suite 310, Tinton Falls, New Jersey 07753, Tel. (877) 870-7005; email: InvestorRelations@CHMIreit.com, as applicable. MITT stockholders or CHMI stockholders who share a single address, but receive multiple copies of MITT’s or CHMI’s, as applicable, proxy statement, may request that in the future they receive a single copy by notifying MITT or CHMI, as applicable, at the address or telephone number set forth in the preceding sentences. In addition, MITT or CHMI, as applicable, will promptly deliver, upon written or oral request made to the address or telephone number above, a separate copy of the proxy statement to a stockholder at a shared address to which a single copy of the documents was delivered pursuant to a prior request.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
The following unaudited pro forma condensed combined financial statements as of June 30, 2026 and for the year ended December 31, 2025 and the six months ended June 30, 2026 have been prepared (i) as if the Company Merger occurred on June 30, 2026 for purposes of the unaudited pro forma condensed combined balance sheet and (ii) as if the Company Merger occurred on January 1, 2025 for purposes of the unaudited pro forma condensed combined statements of operations for the year ended December 31, 2025 and for the six months ended June 30, 2026. The unaudited pro forma condensed combined financial information should be read in conjunction with the audited historical financial statements and the sections entitled “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in MITT’s Annual Report on Form 10-K for the year ended December 31, 2025 and the unaudited financial statements for the quarter ended June 30, 2026 contained in MITT’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2026, which are incorporated by reference in this joint proxy statement/prospectus, and the audited financial statements and the sections entitled “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in CHMI’s Annual Report on Form 10-K for the year ended December 31, 2025 and the unaudited financial statements for the quarter ended June 30, 2026 contained in CHMI’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2026, which are incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information and Incorporation by Reference” for additional information.
The unaudited pro forma condensed combined financial statements have been prepared by MITT in accordance with Article 11 of Regulation S-X. In accordance with ASC 805, the Company Merger will be accounted for as a business combination using the acquisition method of accounting whereby MITT has been determined to be the accounting acquirer and will establish a new basis of accounting for all identifiable assets acquired and liabilities assumed at the estimated fair value as of the Closing Date. Any excess of the estimated fair value of the net identifiable assets acquired over the fair value of the consideration transferred will be recorded as a bargain purchase gain. The values of assets and liabilities carried at fair value by MITT and CHMI respectively are based upon each of MITT’s and CHMI’s specific valuation methodologies as of June 30, 2026. Different valuation methodologies may produce different valuation results for the same or similar assets. Accordingly, the unaudited pro forma adjustments are preliminary, have been made solely for the purpose of providing pro forma financial statements and are subject to revision based on a final determination of fair value as of the Closing Date. Differences between these preliminary estimates and the final acquisition accounting may have a material impact on the accompanying unaudited pro forma condensed combined financial statements and MITT’s future results of operations and financial position.
The unaudited pro forma condensed combined financial statements have been prepared to give effect to the accounting of the acquisition of CHMI by MITT, including transaction accounting adjustments for the impact of (i) a D&O insurance policy to be acquired under the terms of the Merger Agreement and (ii) estimated severance expenses payable. The unaudited pro forma condensed combined financial information does not give effect to the costs of any integration activities or benefits that may result from the realization of future cost savings from operating efficiencies, or any other synergies that may result from the Company Merger. In addition, the unaudited pro forma condensed combined financial information does not consider any potential effects of changes in market conditions on revenues, expenses, fair values, asset dispositions, stock prices and share activity, among other factors.
The unaudited pro forma condensed combined financial information is presented for illustrative purposes only. The preliminary allocation of the purchase price reflected in the unaudited pro forma condensed combined financial information is subject to adjustment and may vary significantly from the actual purchase price allocation that will be recorded at the Company Merger Effective Time. The unaudited pro forma condensed combined financial statements are not necessarily indicative of what the actual financial position and results of operations would have been had the Company Merger occurred on June 30, 2026 or January 1, 2025, respectively, nor are they indicative of the future financial condition and results of operations of the Combined Company. Future results may vary significantly from the results reflected because of various factors, including those discussed in the section entitled “Risk Factors,” beginning on page 41.

PRO FORMA CONDENSED COMBINED BALANCE SHEET
(UNAUDITED)
(IN THOUSANDS)

	June 30, 2026
	MITT (1)	CHMI, as reclassified (1)(A)	Transaction Accounting Adjustments		Pro Forma Combined
Assets
Securitized residential mortgage loans, at fair value	$7,119,175	$—	$—		$7,119,175
Residential mortgage loans, at fair value	262,285	—	—		262,285
Commercial loans, at fair value	49,254	—	—		49,254
Real estate securities, at fair value	309,254	1,079,802	—		1,389,056
Investments in servicing related assets, at fair value	—	211,105	—		211,105
Investments in debt and equity of affiliates	55,005	—	—		55,005
Cash and cash equivalents	61,636	52,062	(33,189)	B	80,509
Restricted cash	20,526	25,434	—		45,960
Other assets	58,449	29,141	(980)	B, C	86,610
Total Assets	$7,935,584	$1,397,544	$(34,169)		$9,298,959

Liabilities
Securitized debt, at fair value	$6,355,237	$—	$—		$6,355,237
Financing arrangements	891,015	1,149,386	852	D	2,041,253
Senior unsecured notes	96,858	—	—		96,858
Dividend payable	7,633	5,910	—		13,543
Other liabilities	38,837	13,324	—		52,161
Total Liabilities	7,389,580	1,168,620	852		8,559,052

Stockholders’ Equity
Preferred stock	220,472	105,864	(8,131)	E	318,205
Common stock, par value $0.01 per share	318	378	(262)	F	434
Additional paid-in capital	840,572	396,889	(327,704)	F	909,757
Retained earnings/(deficit)	(515,358)	(278,445)	305,314	B,C,D,F	(488,489)
Accumulated other comprehensive income	—	1,757	(1,757)	F	—
Total MITT/CHMI Stockholders' Equity	546,004	226,443	(32,540)		739,907
Non-controlling interest	—	2,481	(2,481)	G	—
Total Stockholders' Equity	546,004	228,924	(35,021)		739,907

Total Liabilities & Stockholders' Equity	$7,935,584	$1,397,544	$(34,169)		$9,298,959
(1)The historical financial information of MITT and CHMI is derived from their respective unaudited consolidated financial statements included in their respective Quarterly Reports on Form 10-Q for the quarter and six-month period ended June 30, 2026. Certain historical CHMI amounts have been reclassified to conform to MITT's financial statement presentation. Refer to Note A in the "Unaudited Pro Forma Condensed Combined Balance Sheet Adjustments Footnotes" section for more information.

The accompanying notes are an integral part of these unaudited pro forma condensed combined financial information.

PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
(UNAUDITED)
(IN THOUSANDS, EXCEPT PER SHARE DATA)

	Six Months Ended June 30, 2026
	MITT (1)	CHMI, as reclassified (1)(a)	Transaction Accounting Adjustments		Pro Forma Combined
Net Interest Income
Interest income	$253,963	$30,590	$—		$284,553
Interest expense	213,077	21,398	—		234,475
Total Net Interest Income	40,886	9,192	—		50,078

Net Servicing Income
Servicing fee income	—	19,911	—		19,911
Servicing costs	—	4,608	—		4,608
Total Net Servicing Income	—	15,303	—		15,303

Other Income/(Loss)
Net interest component of interest rate swaps	698	7,549	—		8,247
Net realized gain/(loss)	(1,962)	3,475	—		1,513
Net unrealized gain/(loss)	(12,038)	(20,186)	(1,940)	b	(34,164)
Credit loss and impairment on other assets	—	(2,815)	—		(2,815)
Total Other Income/(Loss)	(13,302)	(11,977)	(1,940)		(27,219)

Expenses
Management fee to affiliate	4,630	—	1,452	c	6,082
Non-investment related expenses	4,962	3,821	60	d	8,843
Compensation and benefits	—	3,468	—		3,468
Investment related expenses	8,518	—	—		8,518
Transaction related expenses	666	—	—		666
Total Expenses	18,776	7,289	1,512		27,577

Income/(loss) before equity in earnings/(loss) from affiliates	8,808	5,229	(3,452)		10,585

Equity in earnings/(loss) from affiliates	2,269	—	—		2,269
Income/(Loss) before Income Taxes	11,077	5,229	(3,452)		12,854

Income tax expense	370	1,006	—		1,376
Net Income/(Loss)	10,707	4,223	(3,452)		11,478

Net (income)/loss allocated to noncontrolling interests in CHOP	—	61	(61)	e	—
Dividends on preferred stock	10,330	4,794	—		15,124
Net Income/(Loss) Available to Common Stockholders	$377	$(632)	$(3,391)		$(3,646)

Earnings/(Loss) Per Share of Common Stock
Basic	$0.01				$(0.08)
Diluted	$0.01				$(0.08)

Weighted Average Number of Shares of Common Stock Outstanding
Basic	31,762		11,608	f	43,370
Diluted	31,779		11,608	f	43,387
(1)The historical financial information of MITT and CHMI is derived from their respective unaudited consolidated financial statements included in their respective Quarterly Reports on Form 10-Q for the quarter and six-month period ended June 30, 2026. Certain historical CHMI amounts have been reclassified to conform to MITT's financial statement presentation. Refer to Note a in the "Unaudited Pro Forma Condensed Combined Statement of Operations Adjustments Footnotes" section for more information.

The accompanying notes are an integral part of these unaudited pro forma condensed combined financial information.

PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
(UNAUDITED)
(IN THOUSANDS, EXCEPT PER SHARE DATA)

	Year Ended December 31, 2025
	MITT (1)	CHMI, as reclassified (1)(a)	Transaction Accounting Adjustments		Pro Forma Combined
Net Interest Income
Interest income	$480,330	$61,095	$—		$541,425
Interest expense	403,797	49,778	—		453,575
Total Net Interest Income	76,533	11,317	—		87,850

Net Servicing Income
Servicing fee income	—	43,299	—		43,299
Servicing costs	—	9,275	—		9,275
Total Net Servicing Fee Income	—	34,024	—		34,024

Other Income/(Loss)
Net interest component of interest rate swaps	3,447	20,235	—		23,682
Net realized gain/(loss)	(11,083)	(19,241)	—		(30,324)
Net unrealized gain/(loss)	20,853	(23,014)	11,190	b,g	9,029
Bargain purchase gain	—	—	43,509	h	43,509
Total Other Income/(Loss)	13,217	(22,020)	54,699		45,896

Expenses
Management fee to affiliate	9,266	—	2,904	c	12,170
Non-investment related expenses	10,819	7,704	121	d	18,644
Compensation and benefits	—	6,478	—		6,478
Investment related expenses	15,625	—	—		15,625
Transaction related expenses	7,305	—	16,926	i	24,231
Total Expenses	43,015	14,182	19,951		77,148

Income/(loss) before equity in earnings/(loss) from affiliates	46,735	9,139	34,748		90,622

Equity in earnings/(loss) from affiliates	2,821	—	—		2,821
Income/(Loss) before Income Taxes	49,556	9,139	34,748		93,443

Income tax expense	888	2,197	—		3,085
Net Income/(Loss)	48,668	6,942	34,748		90,358

Net income/(loss) allocated to noncontrolling interests in CHOP	—	114	(114)	e	—
Dividends on preferred stock	21,242	9,829	—		31,071
Net Income/(Loss) Available to Common Stockholders	$27,426	$(3,001)	$34,862		$59,287

Earnings/(Loss) Per Share of Common Stock
Basic	$0.90				$1.41
Diluted	$0.90				$1.41

Weighted Average Number of Shares of Common Stock Outstanding
Basic	30,542		11,608	f	42,150
Diluted	30,562		11,608	f	42,170
(1)The historical financial information of MITT and CHMI is derived from their respective audited consolidated financial statements in their respective Annual Reports on Form 10-K for the year ended December 31, 2025. Certain historical CHMI amounts have been reclassified to conform to MITT's financial statement presentation. Refer to Note a in the "Unaudited Pro Forma Condensed Combined Statement of Operations Adjustments Footnotes" section for more information.

The accompanying notes are an integral part of these unaudited pro forma condensed combined financial information.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
1. Basis of Presentation
The Company Merger - Common Stock Merger Consideration
Under the terms of the Merger Agreement, at the Company Merger Effective Time, each outstanding share of CHMI Common Stock (other than shares held by MITT or Merger Sub or by any wholly owned subsidiary of MITT, Merger Sub or CHMI) will convert into the right to receive (i) from MITT, (A) 0.3063 shares of MITT Common Stock plus (B) $0.41 per share in cash plus (ii) from MITT Manager (acting solely on its own behalf) $0.52 per share in cash. Cash will be paid in lieu of any fractional shares of MITT Common Stock that would otherwise have been received as a result of the Company Merger.
The Mergers - Treatment of CHMI Equity Awards
Under the terms of the Merger Agreement:
•Each CHMI RSU Award and each CHMI PSU Award, whether vested or unvested, that is outstanding immediately prior to the Company Merger Effective Time, will automatically vest (to the extent not yet vested) and be settled in shares of CHMI Common Stock immediately prior to the Company Merger Effective Time, with the number of shares determined under the applicable award agreement (assuming maximum performance for the performance goals applicable to each CHMI PSU Award), net settled in respect of applicable withholding taxes. Such shares will be treated as outstanding shares of CHMI Common Stock entitled to receive the Common Stock Merger Consideration.
•Each CHMI Restricted Stock Award that is outstanding immediately prior to the Company Merger Effective Time will fully vest and all restrictions thereon will lapse at such time, if any. The remaining shares of CHMI Common Stock will receive the Common Stock Merger Consideration.
•Immediately prior to the Partnership Merger Effective Time, all outstanding CHMI LTIP Units will be converted into shares of CHMI Common Stock pursuant to the terms of the CHMI Operating Partnership Agreement, which shares will be entitled to receive the Common Stock Merger Consideration.
For purposes of the unaudited pro forma condensed combined financial statements, such shares of CHMI Common Stock are assumed to be outstanding as of the date of the unaudited pro forma condensed combined balance sheet and as of the beginning of the period for the unaudited pro forma condensed combined statements of operations.
The Company Merger - Treatment of CHMI Preferred Stock
Under the terms of the Merger Agreement, each share of CHMI Series A Preferred Stock outstanding immediately prior to the Company Merger Effective Time will be converted into the right to receive one newly issued share of MITT Series D Preferred Stock. Also, each share of CHMI Series B Preferred Stock outstanding immediately prior to the Company Merger Effective Time will be converted into the right to receive one newly issued share of MITT Series E Preferred Stock. The MITT Series D Preferred Stock and MITT Series E Preferred Stock will have rights, preferences, privileges and voting powers substantially the same as those of the CHMI Series A Preferred Stock and CHMI Series B Preferred Stock, respectively.
The Company Merger - Preliminary Purchase Price Allocation
The following table presents the estimated fair value of the consideration transferred by MITT to CHMI common and preferred stockholders in connection with the Company Merger (“MITT Total Consideration”) and excludes the

Per Share Additional Manager Consideration payable by the MITT Manager to CHMI common stockholders ($ in thousands, excluding share prices):

	Shares	Price	Consideration
CHMI Common Stock Outstanding (1)	36,947,394
Shares of CHMI Common Stock Issuable Upon:
Accelerated Vesting and Settlement of Unvested CHMI RSUs Outstanding	436,654
Accelerated Vesting and Settlement of Unvested CHMI PSUs Outstanding (2)	717,054
Conversion of Vested and Unvested CHMI LTIP Units	531,712
Shares of CHMI Common Stock Owned by MITT	(734,800)
Total CHMI Common Stock Outstanding as of June 30, 2026	37,898,014
Exchange Ratio	0.3063
MITT Common Stock Issuable Pursuant to the Merger Agreement (3)	11,608,162	$5.97	$69,301
CHMI Common Stock Owned by MITT (4)	734,800	$2.71	1,991
MITT Cash Consideration (5)			15,538
MITT Consideration to CHMI Common Stockholders			$86,830

MITT Series D Preferred Stock Issuable Pursuant to the Merger Agreement (6)	2,781,635	$21.41	$59,555
MITT Series E Preferred Stock Issuable Pursuant to the Merger Agreement (7)	1,604,103	$23.80	38,178
MITT Consideration to CHMI Preferred Stockholders			$97,733
MITT Total Consideration (8)			$184,563
(1)Includes 168,068 unvested shares of CHMI Common Stock subject to CHMI Restricted Stock Awards that will fully vest and all restrictions will lapse at the Company Merger Effective Time.
(2)In accordance with the Merger Agreement, the number of shares of CHMI Common Stock issuable upon vesting and settlement of CHMI PSU Awards outstanding as of June 30, 2026 assumes the achievement of performance goals at maximum (200% of target) performance levels and differs from the number of shares of CHMI Common Stock issuable upon vesting and settlement of such CHMI PSU Awards as reflected in Note 6 (Equity and Earnings Per Common Share) to CHMI’s historical unaudited consolidated financial statements included in CHMI's Quarterly Report on Form 10-Q for the quarter and six months ended June 30, 2026. The number of shares of CHMI Common Stock issuable upon vesting and settlement of such CHMI PSU Awards, as reflected in CHMI’s historical unaudited consolidated financial statements included in CHMI's Quarterly Report on Form 10-Q for the quarter and six months ended June 30, 2026, assumes the achievement of performance goals at target levels.
(3)Based on the closing stock price of MITT Common Stock on September 29, 2026, as reported by the NYSE.
(4)In accordance with ASC 805, MITT's previously held 734,800 shares of CHMI common stock were remeasured from their June 30, 2026 carrying value of $1.7 million to their acquisition date fair value of $2.0 million, resulting in a gain of $0.3 million recognized in earnings. The acquisition date fair value was determined based on the closing stock price of CHMI Common Stock on September 29, 2026 as reported by the NYSE. The acquisition-date fair value of the investment was included as a component of consideration transferred and subsequently eliminated in acquisition accounting.
(5)Calculated based on Per Share MITT Cash Consideration of $0.41 per share and a total of 37,898,014 shares of CHMI Common Stock.
(6)Based on closing stock price of CHMI Series A Preferred Stock on September 29, 2026, as reported by the NYSE.
(7)Based on closing stock price of CHMI Series B Preferred Stock on September 29, 2026, as reported by the NYSE.
(8)Excludes the Per Share Additional Manager Consideration payable by the MITT Manager to CHMI common stockholders equal to $0.52 per share in cash.

MITT performed a preliminary purchase price allocation of the MITT Total Consideration and presented the underlying assets acquired and liabilities assumed based on June 30, 2026 fair values of such assets and liabilities assuming the transaction closed on June 30, 2026. In conjunction with the preliminary purchase price allocation, MITT would expect to recognize a bargain purchase gain of $43.5 million, which is calculated as the fair value of MITT Total Consideration transferred less the recognized amount of net assets acquired.
The preliminary purchase price allocation presented below has not been finalized. The final determination of the allocation of the purchase price will be based on the fair value of the assets acquired and liabilities assumed as of the Closing Date and will be completed after the Mergers are consummated. The final determination of these estimated fair values are dependent upon certain valuations and other analyses that have not yet been completed and could differ materially from the amounts presented in the unaudited pro forma condensed combined financial statements. The final determination will be completed as soon as practicable but no later than one year after the consummation of the Mergers. Any increase or decrease in the fair value of the net assets acquired, as compared to the information shown herein, could change the portion of the purchase consideration allocable to the bargain purchase gain and could impact the operating results of the pro forma Combined Company following the Mergers due to differences in the allocation of the purchase consideration.
The following table presents a preliminary purchase price allocation of the MITT Total Consideration expected to be transferred by MITT to the CHMI stockholders, as if the Mergers had occurred on June 30, 2026 ($ in thousands):

Purchase Price
MITT Total Consideration	$184,563

Allocated to:
Assets:
Real estate securities, at fair value	$1,079,802
Investments in servicing related assets, at fair value	211,105
Cash and cash equivalents	52,062
Restricted cash	25,434
Other assets	29,141
Total Assets Acquired	$1,397,544
Liabilities:
Financing arrangements	$1,150,238
Dividend payable	5,910
Other liabilities	13,324
Total Liabilities Assumed	1,169,472
Total Net Assets Acquired	$228,072
Bargain Purchase Gain	$43,509

The closing prices of MITT Common Stock, CHMI Common Stock, MITT Series D Preferred Stock and MITT Series E Preferred Stock are a determining factor in arriving at the value of the final consideration for the Mergers. The share prices assumed for the preliminary estimated purchase price were based on the closing stock prices of MITT Common Stock, CHMI Common Stock, CHMI Series A Preferred Stock and CHMI Series B Preferred Stock on September 29, 2026 of $5.97, $2.71, $21.41 and $23.80 per share, respectively. The actual purchase price will be computed using the closing stock prices on the Closing Date. Therefore, the actual purchase price will fluctuate with the market prices until the Closing Date and, as a result, the final purchase price could differ significantly from the current estimate, which could materially impact the unaudited pro forma condensed combined financial statements.
The following table shows a range of estimated MITT Total Consideration and the resulting bargain purchase gain or goodwill based on hypothetical per share prices of MITT Common Stock, CHMI Series A Preferred Stock, CHMI Series B Preferred Stock, and CHMI Common Stock ($ in thousands, except share prices):

	20% Decrease	10% Decrease	Current Share Price	10% Increase	20% Increase
Price per share of MITT Common Stock	$4.78	$5.37	$5.97	$6.57	$7.16
Price per share of CHMI Series A Preferred Stock	17.13	19.27	21.41	23.55	25.69
Price per share of CHMI Series B Preferred Stock	19.04	21.42	23.80	26.18	28.56
Price per share of CHMI Common Stock	2.17	2.44	2.71	2.98	3.25
MITT Total Consideration	150,758	167,660	184,563	201,465	218,367
Bargain purchase gain/(Goodwill) recorded at MITT	77,314	60,412	43,509	26,607	9,705

2. Accounting Presentation and Policies
Unaudited Pro Forma Condensed Combined Balance Sheet Adjustments Footnotes
The unaudited pro forma condensed combined balance sheet has been prepared as if the Mergers had occurred on June 30, 2026 and includes the following adjustments:
Reclassifications
A.CHMI’s balances for the following line items were reclassified to conform to MITT’s current balance sheet presentation. These reclassifications have no effect on previously reported total assets, total liabilities or stockholders’ equity of CHMI or MITT. The below table summarizes these adjustments ($ in thousands):

CHMI Balance Sheet Line Item	MITT Balance Sheet Line Item	Amount
RMBS, at fair value	Real estate securities, at fair value	$1,079,802
Derivative assets, at fair value	Other assets	1,622
Receivables and other assets (1)	Other assets	27,519
Repurchase agreements	Financing arrangements	1,008,738
Notes payable	Financing arrangements	140,648
Derivative liabilities, at fair value	Other liabilities	3,739
Accrued expenses and other liabilities	Other liabilities	9,585
Series A Cumulative Redeemable Preferred stock	Preferred stock	67,311
Series B Fixed-to-Floating Rate Cumulative Redeemable Preferred stock	Preferred stock	38,553
(1)Receivables and other assets includes $9.0 million of servicing advances, $5.7 million of interest receivable, $7.7 million of deferred tax asset and $5.1 million of other receivables. With respect to the deferred tax asset, CHMI had net operating losses of $96.7 million as of June 30, 2026, which were created subsequent to 2017 and can be carried forward indefinitely. MITT evaluated the attributes of these loss carryforwards and the extent to which, and likelihood, that the Combined Company would utilize them in part or in whole, taking into account the planned corporate structure of the Combined Company, the existing mortgage servicing rights business held within the taxable REIT subsidiary and any limitations on the utilization of such carryforwards imposed by Section 382 of the Internal Revenue Code. Based on this evaluation, MITT has recognized the deferred tax asset in the preliminary purchase price allocation. If MITT subsequently determines that it is not likely to utilize these loss carryforwards, in part or in whole, this could have a material effect on the purchase price allocation once finalized.

Transaction Accounting Adjustments
B.Adjustment includes a $16.9 million reduction to cash relating to estimated transaction costs to be paid by MITT and CHMI that are directly attributable to the Mergers, a $15.5 million reduction to cash relating to cash consideration to be paid by MITT to CHMI common stockholders as part of the Merger Consideration, and a $0.7 million reduction to cash and increase in prepaid expenses related to a directors' and officers' ("D&O") insurance policy to be acquired under the terms of the Merger Agreement. The transaction costs include $8.4 million of estimated severance expenses payable and $3.2 million and $5.3 million of estimated direct transaction costs payable by MITT and CHMI, respectively, related to advisory, legal, accounting, tax, and other professional services provided in connection with the Mergers.
C.In accordance with ASC 805, MITT's previously held 734,800 shares of CHMI common stock were remeasured from their June 30, 2026 carrying value of $1.7 million to their acquisition date fair value of $2.0 million, resulting in a gain of $0.3 million recognized in earnings within the unaudited pro forma condensed combined statements of operations during the year ended December 31, 2025. The acquisition date fair value of the investment was included in consideration transferred and subsequently eliminated in acquisition accounting, resulting in a net decrease to Other assets of $1.7 million.

D.CHMI's notes payable are recorded at amortized cost within its historical consolidated balance sheets. The pro forma adjustment represents recording the notes payable at the outstanding financing balance, which approximates fair value. The increase of $0.9 million from the notes payable carrying amount of $140.6 million represents the removal of CHMI's outstanding deferred financing costs.
E.Refer to "The Company Merger - Treatment of CHMI Preferred Stock" section above which provides a description of the MITT Preferred Stock Consideration and the treatment of CHMI Preferred Stock. The pro forma adjustment represents (i) the reversal of the existing CHMI Preferred Stock and (ii) the issuance of MITT Series D Preferred Stock and MITT Series E Preferred Stock at a fair value of $59.6 million and $38.2 million, respectively, which are determined based on the closing stock prices of the CHMI Series A Preferred Stock and CHMI Series B Preferred Stock, respectively, as of September 29, 2026, the most recent date practicable in the preparation of this filing. The below table summarizes the pro forma adjustments made to stockholders’ equity ($ in thousands):

	Reversal of CHMI Stockholders' Equity	MITT Preferred Stock Consideration	Transaction Accounting Adjustments
Preferred Stock	$(105,864)	$97,733	$(8,131)
F.Refer to "The Company Merger - Preliminary Purchase Price Allocation" and "The Mergers - Treatment of CHMI Equity Awards" sections above which provide a description of the MITT Total Consideration, the preliminary purchase price allocation, and the treatment of CHMI Equity Awards. The pro forma adjustments represent (i) the reversal of CHMI's existing common stockholders' equity, (ii) the issuance of 11,608,162 shares of MITT Common Stock at a fair value determined based on a closing stock price of $5.97 as of September 29, 2026, the most recent date practicable in the preparation of this filing, (iii) the bargain purchase gain recognized based on the preliminary purchase price allocation, (iv) the gain on remeasurement of MITT's previously held investment in CHMI common stock and (v) estimated transaction costs to be paid by MITT and CHMI that are directly attributable to the Mergers. The below table summarizes the pro forma adjustments made to stockholders’ equity ($ in thousands):

	Reversal of CHMI Stockholders' Equity	MITT Common Stock Consideration	Bargain Purchase Gain	Remeasurement Gain	Transaction Related Expenses	Transaction Accounting Adjustments
Common stock, par value $0.01 per share	$(378)	$116	$—	$—	$—	$(262)
Additional paid-in capital	(396,889)	69,185	—	—	—	(327,704)
Retained earnings/(deficit)	278,445	—	43,509	286	(16,926)	305,314
Accumulated other comprehensive income	(1,757)	—	—	—	—	(1,757)
G.The pro forma adjustment reflects the elimination of CHMI's historical noncontrolling interest related to CHOP ownership interests. Immediately prior to the Partnership Merger Effective Time, all outstanding CHMI LTIP Units will be converted into shares of CHMI Common Stock pursuant to the terms of the CHMI Operating Partnership Agreement, which shares will be entitled to receive the Common Stock Merger Consideration. Accordingly, MITT will acquire 100% of the equity interests of CHMI and CHOP and no noncontrolling interest remains following the Mergers.
Unaudited Pro Forma Condensed Combined Statement of Operations Adjustments Footnotes
The unaudited pro forma condensed combined statements of operations have been prepared as if the Mergers had occurred on January 1, 2025 and includes the following adjustments:
Reclassifications

(a)CHMI’s balances for the following line items were reclassified to conform to MITT's current statement of operations presentation. These reclassifications have no effect on previously reported total net income/(loss) of CHMI or MITT. The below table summarizes these adjustments ($ in thousands):

CHMI Statement of Operations Line Item	MITT Statement of Operations Line Item	Six Months Ended June 30, 2026	Year Ended December 31, 2025
Realized loss on RMBS, net	Net realized gain/(loss)	$(1,047)	$(6,045)
Realized gain on acquired assets, net	Net realized gain/(loss)	2	2
Unrealized gain (loss) on RMBS, measured at fair value through earnings, net	Net unrealized gain/(loss)	(13,296)	35,578
Unrealized loss on derivatives, net	Net unrealized gain/(loss)	(3,178)	(39,767)
Unrealized loss on investments in Servicing Related Assets	Net unrealized gain/(loss)	(3,712)	(18,825)
General and administrative expense	Non-investment related expenses	3,821	7,704
Provision for corporate business taxes	Income tax expense	1,006	2,197
The "Realized gain on derivatives, net" line item on CHMI's consolidated statements of income (loss) was reclassified to conform with MITT's current presentation of earnings on its derivative portfolio. The below table summarizes these adjustments ($ in thousands):

	Six Months Ended June 30, 2026		Year Ended December 31, 2025
Statement of Operations Line Item	CHMI Classification	MITT Classification	CHMI Classification	MITT Classification
Realized gain on derivatives, net	$12,069	$—	$7,037	$—
Net interest component of interest rate swaps	—	7,549	—	20,235
Net realized gain/(loss)	—	4,520	—	(13,198)
Total	$12,069	$12,069	$7,037	$7,037
(b)Prior to January 1, 2023, CHMI designated its RMBS as available-for-sale. CHMI records unrealized gains and losses on RMBS classified as available-for-sale in "Other comprehensive income (loss)." The Combined Company will elect the fair value option pursuant to ASC 825, "Financial Instruments," consistent with the remainder of its real estate securities portfolio. This adjustment represents reclassifying the change in fair value recorded in "Other comprehensive income (loss)" to be recorded in earnings on the consolidated statement of operations as a component of "Net unrealized gain/(loss)." CHMI recorded an unrealized loss of $1.9 million during the six months ended June 30, 2026 and an unrealized gain of $10.9 million during the year ended December 31, 2025 within Other comprehensive income (loss).
(c)The pro forma adjustment represents the Combined Company’s incremental management fee based on the fair value of the net assets acquired in the Mergers less (i) the MITT Cash Consideration of $15.5 million, (ii) the acquisition date fair value of MITT's previously held 734,800 shares of CHMI common stock of $2.0 million that was included in the consideration transferred in accordance with ASC 805, and (iii) transaction related expenses of $16.9 million, multiplied by MITT's management fee rate of 1.5% for the six months ended June 30, 2026 and the year ended December 31, 2025.
(d)The pro forma adjustment represents the estimated amortization expense related to the D&O insurance policy to be acquired under the terms of the Merger Agreement. The acquired policy was recorded as a prepaid expense of $0.7 million and has a six-year term.

(e)The pro forma adjustment reflects the elimination of CHMI's historical noncontrolling interest related to CHOP ownership interests. Immediately prior to the Partnership Merger Effective Time, all outstanding CHMI LTIP Units will be converted into shares of CHMI Common Stock pursuant to the terms of the CHMI Operating Partnership Agreement, which shares will be entitled to receive the Common Stock Merger Consideration. Accordingly, MITT will acquire 100% of the equity interests of CHMI and CHOP and no noncontrolling interest remains following the Mergers.
(f)For the six months ended June 30, 2026 and the year ended December 31, 2025, the pro forma weighted average Combined Company common shares outstanding includes the 11.6 million shares of MITT Common Stock to be issued as consideration in connection with the Mergers as if the shares were issued as of the beginning of the respective periods. The below tables summarize the calculation of pro forma earnings/(loss) per share (in thousands, expect per share amounts):

Six Months Ended June 30, 2026	MITT	CHMI	Transaction Accounting Adjustments	Pro Forma Combined
Numerator:
Net Income/(Loss)	$10,707	$4,223	$(3,452)	$11,478
Net income/(loss) allocated to noncontrolling interests in CHOP	—	61	(61)	—
Dividends on preferred stock	10,330	4,794	—	15,124
Net Income/(Loss) Available to Common Stockholders	$377	$(632)	$(3,391)	$(3,646)

Denominator:
Basic weighted average common shares outstanding	31,762		11,608	43,370
Diluted weighted average common shares outstanding	31,779		11,608	43,387

Earnings/(Loss) Per Share
Basic	$0.01			$(0.08)
Diluted	$0.01			$(0.08)

Year Ended December 31, 2025	MITT	CHMI	Transaction Accounting Adjustments	Pro Forma Combined
Numerator:
Net Income/(Loss)	$48,668	$6,942	$34,748	$90,358
Net income/(loss) allocated to noncontrolling interests in CHOP	—	114	(114)	—
Dividends on preferred stock	21,242	9,829	—	31,071
Net Income/(Loss) Available to Common Stockholders	$27,426	$(3,001)	$34,862	$59,287

Denominator:
Basic weighted average common shares outstanding	30,542		11,608	42,150
Diluted weighted average common shares outstanding	30,562		11,608	42,170

Earnings/(Loss) Per Share
Basic	$0.90			$1.41
Diluted	$0.90			$1.41
(g)In accordance with ASC 805, MITT's previously held 734,800 shares of CHMI common stock were remeasured from their June 30, 2026 carrying value of $1.7 million to their acquisition date fair value of $2.0 million. The remeasurement gain on previously held equity interests in CHMI of $0.3 million was recognized in earnings within the Net unrealized gain/(loss) line item during the year ended December 31, 2025.

(h)The pro forma adjustment of $43.5 million represents a bargain purchase gain, or the amount by which the fair value of the net assets acquired exceeds the fair value of the MITT Total Consideration transferred of $184.6 million.

(i)The pro forma adjustment includes $16.9 million of estimated transaction costs to be paid by MITT and CHMI that are directly attributable to the Mergers. The transaction costs include $8.4 million of estimated severance expenses payable and $3.2 million and $5.3 million of estimated direct transaction costs payable by MITT and CHMI, respectively, related to advisory, legal, accounting, tax, and other professional services provided in connection with the Mergers.

Annex A

AGREEMENT AND PLAN OF MERGER
by and among
TPG MORTGAGE INVESTMENT TRUST, INC.,
MIT MERGER SUB II, LLC,
CHERRY HILL MORTGAGE INVESTMENT CORPORATION
and
CHERRY HILL OPERATING PARTNERSHIP, LP
and, solely for the limited purposes set forth herein,
AG REIT MANAGEMENT, LLC

Dated as of August 9, 2026
A-i

Page

ARTICLE I DEFINITIONS....................................................................................................................		A-2
1.1.	Definitions.............................................................................................................	A-2
ARTICLE II MERGERS..........................................................................................................................		A-21
2.1.	Mergers.................................................................................................................	A-21
2.2.	Closing..................................................................................................................	A-22
2.3.	Effective Times.....................................................................................................	A-22
2.4.	Effects of the Mergers...........................................................................................	A-22
2.5.	Organizational Documents....................................................................................	A-23
2.6.	Directors and Officers...........................................................................................	A-23
2.7.	Directors of Parent................................................................................................	A-23
2.8.	Tax Consequences................................................................................................	A-24
ARTICLE III CONVERSION OF SHARES, UNITS AND AWARDS; EXCHANGE...........................		A-24
3.1.	Treatment of Merger Sub Units, Company Common Stock, Company Preferred Stock and Company Equity Awards.....................................................................	A-24
3.2.	Treatment of Company Partnership Units............................................................	A-28
3.3.	Dissenters’ Rights.................................................................................................	A-28
3.4.	Exchange of Company Common Stock and Company Preferred Stock...............	A-28
ARTICLE IV REPRESENTATIONS AND WARRANTIES OF THE COMPANY AND THE COMPANY OPERATING PARTNERSHIP......................................................................		A-32
4.1.	Due Incorporation; Capitalization; Indebtedness..................................................	A-32
4.2.	Due Authorization.................................................................................................	A-35
4.3.	Consents and Approvals; No Violations...............................................................	A-36
4.4.	Financial Statements; Internal Controls and Procedures; Investment Company Act.........................................................................................................................	A-37
4.5.	Proxy Statement/Prospectus; Company Information............................................	A-38
4.6.	No Undisclosed Liabilities....................................................................................	A-38
4.7.	Intellectual Property..............................................................................................	A-39
4.8.	Contracts...............................................................................................................	A-39
4.9.	Insurance...............................................................................................................	A-41
4.10.	Employee Benefits................................................................................................	A-41
4.11.	Labor Matters........................................................................................................	A-44
4.12.	Taxes.....................................................................................................................	A-44
4.13.	Litigation...............................................................................................................	A-47
A-ii

4.14.	Compliance with Laws; Permits...........................................................................	A-47
4.15.	Absence of Changes..............................................................................................	A-48
4.16.	Real Property........................................................................................................	A-49
4.17.	Related Party Transactions...................................................................................	A-49
4.18.	Brokers and Finders..............................................................................................	A-49
4.19.	Opinion of Financial Advisor...............................................................................	A-49
4.20.	No Additional Representations.............................................................................	A-50
ARTICLE V REPRESENTATIONS AND WARRANTIES OF PARENT, MERGER SUB AND PARENT MANAGER........................................................................................................		A-50
5.1.	Due Incorporation; Capitalization.........................................................................	A-50
5.2.	Due Authorization.................................................................................................	A-52
5.3.	Consents and Approvals; No Violations...............................................................	A-53
5.4.	Financial Statements; Internal Controls and Procedures; Investment Company Act.........................................................................................................................	A-54
5.5.	Proxy Statement/Prospectus; Parent, Merger Sub and Parent Manager Information...........................................................................................................	A-55
5.6.	No Undisclosed Liabilities....................................................................................	A-55
5.7.	Taxes.....................................................................................................................	A-55
5.8.	Contracts...............................................................................................................	A-58
5.9.	Litigation...............................................................................................................	A-59
5.10.	Compliance with Laws; Permits...........................................................................	A-59
5.11.	Compensation; Benefits........................................................................................	A-60
5.12.	Absence of Changes..............................................................................................	A-60
5.13.	Operations of Merger Sub.....................................................................................	A-60
5.14.	Ownership of Company Common Stock, Company Preferred Stock or Company Partnership Units..................................................................................	A-60
5.15.	Available Funds....................................................................................................	A-60
5.16.	Support Agreement...............................................................................................	A-61
5.17.	Brokers and Finders..............................................................................................	A-61
5.18.	Opinion of Financial Advisor...............................................................................	A-61
5.19.	Investigation; No Other Representations..............................................................	A-61
ARTICLE VI COVENANTS AND AGREEMENTS...............................................................................		A-62
6.1.	Access to Information, Personnel and Facilities...................................................	A-62
6.2.	Conduct of Company Business.............................................................................	A-63
6.3.	Conduct of Parent Business..................................................................................	A-67
6.4.	Obligations of Merger Sub....................................................................................	A-70
6.5.	Company No Solicitation......................................................................................	A-70
6.6.	Parent No-Solicitation...........................................................................................	A-74
6.7.	Form S-4 and Joint Proxy Statement....................................................................	A-77
A-iii

6.8.	Stockholders Meetings..........................................................................................	A-78
6.9.	Efforts...................................................................................................................	A-79
6.10.	Public Announcements.........................................................................................	A-81
6.11.	Indemnification and Insurance..............................................................................	A-82
6.12.	Exchange Delisting...............................................................................................	A-83
6.13.	Listing...................................................................................................................	A-83
6.14.	Transaction Litigation...........................................................................................	A-83
6.15.	Rule 16b-3.............................................................................................................	A-84
6.16.	Takeover Law.......................................................................................................	A-84
6.17.	Resignations..........................................................................................................	A-84
6.18.	Control of Operations...........................................................................................	A-84
6.19.	Additional Dividends............................................................................................	A-84
6.20.	Tax Matters...........................................................................................................	A-85
6.21.	Employee Matters.................................................................................................	A-85
ARTICLE VII CONDITIONS PRECEDENT TO THE MERGERS..........................................................		A-88
7.1.	Conditions to Each Party’s Obligations................................................................	A-88
7.2.	Conditions to Obligations of Parent, Merger Sub and Parent Manager...............	A-89
7.3.	Conditions to Obligations of the Company and the Company Operating Partnership............................................................................................................	A-90
ARTICLE VIII TERMINATION..................................................................................................................		A-91
8.1.	Termination...........................................................................................................	A-91
8.2.	Expenses; Transfer Taxes.....................................................................................	A-93
8.3.	Effect of Termination............................................................................................	A-93
ARTICLE IX MISCELLANEOUS............................................................................................................		A-98
9.1.	Nonsurvival of Representations and Warranties..................................................	A-98
9.2.	Amendment; Waiver.............................................................................................	A-98
9.3.	Notice....................................................................................................................	A-98
9.4.	Counterparts..........................................................................................................	A-99
9.5.	Interpretation.........................................................................................................	A-100
9.6.	Specific Performance............................................................................................	A-100
9.7.	Governing Law and Venue; Submission to Jurisdiction; Selection of Forum; Waiver of Trial by Jury.........................................................................................	A-101
9.8.	Binding Agreement...............................................................................................	A-101
9.9.	Entire Understanding............................................................................................	A-102
9.10.	Assignment...........................................................................................................	A-102
9.11.	Third-Party Beneficiaries......................................................................................	A-102
A-iv

9.12.	Severability...........................................................................................................	A-102
9.13.	Construction..........................................................................................................	A-102

ANNEXES
Annex A    Form of Articles Supplementary Classifying Parent Series D Cumulative Redeemable Preferred Stock
Annex B    Form of Articles Supplementary Classifying Parent Series E Cumulative Redeemable Preferred Stock
Annex C    Form of Mayer Brown LLP Opinion to Parent
Annex D    Form of Hunton Andrews Kurth LLP Opinion to Parent
Annex E    Form of Hunton Andrews Kurth LLP Opinion to the Company
Annex F    Form of Mayer Brown LLP Opinion to the Company

A-v

AGREEMENT AND PLAN OF MERGER
THIS AGREEMENT AND PLAN OF MERGER is made as of August 9, 2026 (this “Agreement”) by and among TPG Mortgage Investment Trust, Inc., a Maryland corporation (“Parent”), MIT Merger Sub II, LLC, a Delaware limited liability company and a Subsidiary of Parent (“Merger Sub”), Cherry Hill Mortgage Investment Corporation, a Maryland corporation (the “Company”), and Cherry Hill Operating Partnership, LP, a Delaware limited partnership (the “Company Operating Partnership”), and, solely for purposes of Section 3.1(b)(i), Section 3.4(a), Section 3.4(i), the applicable sections of Article V, Section 6.10, Section 7.1, Section 7.2 and Article IX, AG REIT Management, LLC, a Delaware limited liability company (“Parent Manager”). Certain capitalized terms used herein are defined in Article I.
WHEREAS, the Company and Parent are each operating as a real estate investment trust within the meaning, and under the provisions, of Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the “Code”), for U.S. federal income tax purposes (“REIT”);
WHEREAS, the Company, the Company Operating Partnership, Parent and Merger Sub wish to effect a business combination through (a) a merger of the Company Operating Partnership with and into the Company, with the Company being the surviving entity in such merger (the “Partnership Merger”), upon the terms and conditions set forth in this Agreement and in accordance with the Delaware Revised Uniform Limited Partnership Act (the “DRULPA”) and the Maryland General Corporation Law (the “MGCL”) and then (b) a merger of the Company with and into Merger Sub, with Merger Sub being the Surviving Entity (the “Company Merger” and together with the Partnership Merger, the “Mergers”), upon the terms and conditions set forth in this Agreement and in accordance with the Delaware Limited Liability Company Act (the “DLLCA”) and the MGCL;
WHEREAS, the board of directors of the Company (the “Company Board”) has unanimously: (a) determined that this Agreement and the transactions contemplated herein, including the Mergers (collectively, the “Transactions”), are advisable, fair to and in the best interests of the Company and the Company’s stockholders; (b) adopted this Agreement and approved the Transactions, including the Mergers; (c) directed that this Agreement and the Company Merger be submitted for consideration at the Company Stockholders Meeting; and (d) resolved, subject to Section 6.5, to recommend that the Company’s stockholders approve this Agreement and the Company Merger on the terms and subject to the conditions of this Agreement;
WHEREAS, the board of directors of Parent (the “Parent Board”) has unanimously: (a) determined that this Agreement and the Transactions, including the Company Merger and the issuance of shares of Parent Common Stock in connection therewith (the “Parent Common Stock Issuance”), are advisable, fair to and in the best interests of Parent; (b) approved this Agreement and the Transactions, including the Company Merger and the Parent Common Stock Issuance; (c) directed that the Parent Common Stock Issuance be submitted for consideration at the Parent Stockholders Meeting; and (d) resolved, subject to Section 6.6, to recommend that Parent’s stockholders approve the Parent Common Stock Issuance on the terms and subject to the conditions of this Agreement;
WHEREAS, the sole member of Merger Sub has: (a) determined that this Agreement and the Transactions, including the Company Merger, are advisable, fair to and in the best interests of Merger Sub and Parent, as the sole member of Merger Sub (the “Merger Sub Sole Member”); and (b) approved this Agreement and the Transactions, including the Mergers;
WHEREAS, the Company, as the sole general partner of the Company Operating Partnership and the holder of a majority of the issued and outstanding Company Partnership Units, has by written consent: (a) determined that this Agreement and the Transactions, including the Partnership Merger, are advisable, fair to and in the best interests of Company Operating Partnership; and (b) approved this Agreement and the Transactions, including the Partnership Merger;
WHEREAS, concurrently with the execution and delivery of this Agreement, the Company and AG MIT, LLC have entered into and delivered a voting and support agreement (the “Support Agreement”) in connection with the Transactions;
WHEREAS, for U.S. federal income tax purposes, it is intended that the Company Merger shall qualify as a “reorganization” under, and within the meaning of, Section 368(a) of the Code, and this Agreement is intended to be and is adopted as a “plan of reorganization” for the Mergers for purposes of Sections 354 and 361 of the Code;
WHEREAS, immediately prior to the Partnership Merger Effective Time (as defined below), all outstanding Company LTIP Units shall be converted into Company Common Stock pursuant to, and in accordance with, the terms of the Company Operating Partnership Agreement; and
WHEREAS, the parties hereto desire to make certain representations, warranties, covenants and agreements in connection with the Mergers and to prescribe various terms of and conditions to the Mergers.
NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained in this Agreement, and for other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Parent, Merger Sub, Parent Manager, the Company and the Company Operating Partnership hereby agree as follows:
Article I

DEFINITIONS
1.1.Definitions. The following terms shall have the following meanings for purposes of this Agreement:

“Acceptable Confidentiality Agreement” means a confidentiality agreement on terms that, with respect to confidentiality and use, are no less restrictive to the counterparty thereto than those applicable to a “Receiving Party” under the Confidentiality Agreement, except for such changes to permit the Company or Parent, as applicable, to comply with its obligations under this Agreement.
“Affiliate” means, with respect to any specified Person, any other Person that directly or indirectly, through one or more intermediaries, Controls, is Controlled by, or is under common Control with, such first Person. For purposes of this Agreement, “Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of securities, by contract, management control, or otherwise. “Controlled” and “Controlling” shall be construed accordingly.
“Agreement” has the meaning set forth in the Preamble.
“Articles of Incorporation” means the Articles of Amendment and Restatement of the Company, as amended.
“Articles of Merger” has the meaning set forth in Section 2.3(b).
“Aurora” has the meaning set forth in Section 4.14(d).
“Benefit Plan” means each Company Benefit Plan and each PEO Benefit Plan.
“Book-Entry Shares” means, with respect to any shares of Company Common Stock, Company Preferred Stock or Company Partnership Units, which, immediately prior to the Partnership Merger Effective Time or Company Merger Effective Time, as applicable, are not represented by certificates, but are represented in book-entry form.
“Business Day” means any day other than a Saturday, Sunday or other day on which banking institutions in the State of Maryland are authorized or required by Law or other action of a Governmental Authority to close.
“Business Permits” means the Permits of the Company and its Subsidiaries, which are set forth on Section 1.1(a) of the Company Disclosure Letter in a chart indicating whether such Business Permit requires (a) prior approval, consent or authorization of a Governmental Authority or (b) the submission of a new application that must be approved by a Governmental Authority, or (c) pre-Closing notification of a Governmental Authority, or (d) post-Closing notification of a Governmental Authority, in each case in connection with the Transactions.
“Bylaws” means the Amended and Restated Bylaws of the Company, as amended.
“Canceled Shares” has the meaning set forth in Section 3.1(b)(ii).
“Canceled Units” has the meaning set forth in Section 3.2(c).
“Capitalization Date” has the meaning set forth in Section 4.1(d)(ii).

“Certificate of Merger” has the meaning set forth in Section 2.3(b).
“Claim Expenses” means reasonable out-of-pocket attorneys’ fees and all other reasonable out-of-pocket costs, expenses and obligations (including experts’ fees, travel expenses, court costs, retainers, transcript fees, legal research, duplicating, printing and binding costs, as well as telecommunications, postage and courier charges) paid or incurred in connection with investigating, defending, being a witness in or participating in (including on appeal), or preparing to investigate, defend, be a witness in or participate in (including on appeal) any D&O Claim for which indemnification is authorized pursuant to Section 6.11, including any action relating to a claim for indemnification or advancement brought by a Covered Person.
“Closing” means the consummation of the Transactions.
“Closing Date” has the meaning set forth in Section 2.2.
“Closing Volume-Weighted Average Price” means the volume-weighted average price, rounded to four decimal places, of shares of Parent Common Stock on the NYSE for the period of the ten (10) consecutive trading days ending on the second full trading day prior to the Company Merger Effective Time.
“COBRA” means Section 4980B of the Internal Revenue Code of 1986, as amended, Part 6 of Subtitle B of Title I of ERISA, and any similar state or local law requiring continuation of group health plan coverage.
“Code” has the meaning set forth in the Recitals.
“Common Stock Merger Consideration” has the meaning set forth in Section 3.1(b)(i).
“Company” has the meaning set forth in the Preamble.
“Company Additional Dividend Amount” has the meaning set forth in Section 6.19.
“Company Applicable Requirements” means, as of the time of reference, (a) all of the terms of the mortgage note, security instrument and any other material loan documents relating to each Mortgage Loan owned or serviced by the Company or any of its Subsidiaries, (b) all requirements set forth in the Company Servicing Agreements, (c) any Orders applicable to any Mortgage Loan, and (d) all legal obligations to, or Contracts with, any insurer, investor or Governmental Authority, including any rules, regulations, guidelines, underwriting standards, handbooks and other binding requirements of any Governmental Authority, as applicable to any Company Serviced Mortgage Loan or Company Subserviced Mortgage Loan.
“Company Benefit Plan” means each “employee benefit plan” (within the meaning of Section 3(3) of ERISA) and each other equity or equity-based incentive, compensation, severance, employment, consulting, change-in-control, retention, vacation, paid time off, fringe benefit, bonus, incentive, savings, retirement, deferred compensation, or other compensatory or benefit plan, agreement, program, policy or arrangement, whether or not subject to ERISA, (a) entered into, contributed to (or required to be contributed to), sponsored by or maintained by the

Company or (b) for which the Company has any Liability (contingent or otherwise, including by way of an ERISA Affiliate), in each case, other than any PEO Benefit Plan or any plan, program or arrangement required to be contributed to by any Governmental Authority.
“Company Board” has the meaning set forth in the Recitals.
“Company Change of Recommendation” has the meaning set forth in Section 6.5(d).
“Company Common Stock” has the meaning set forth in Section 4.1(d)(i).
“Company Common Unit” means a Common Unit as defined in the Company Operating Partnership Agreement.
“Company Director Designee” has the meaning set forth in Section 2.7.
“Company Disclosure Letter” has the meaning set forth in the introductory language to Article IV.
“Company Equity Awards” means, collectively, the Company Restricted Stock Awards, the Company PSU Awards, the Company RSU Awards and the Company LTIP Units.
“Company Equity Plans” means any of the Company’s 2023 Equity Incentive Plan and 2013 Equity Incentive Plan.
“Company Executive Severance Plan” means the Cherry Hill Mortgage Investment Corporation Executive Severance Plan, as such plan may be amended from time to time.
“Company Facilities” means, collectively (a) that certain Credit and Security Agreement, dated as of July 31, 2018 (as amended, modified, supplemented, restated or amended and restated from time to time in accordance with its terms), by and among Aurora, the Company and Cherry Hill QRS V, LLC, as borrowers, and NEXBANK, as lender, and (b) that certain Loan and Security Agreement dated as of October 26, 2021 (as amended, modified, supplemented, restated or amended and restated from time to time in accordance with its terms), by and among Aurora and Cherry Hill QRS III, LLC, as borrowers, and Western Alliance Bank, as lender.
“Company Intellectual Property” means all Intellectual Property used in the operation of the business of the Company and its Subsidiaries as presently conducted.
“Company Intervening Event” means an Effect that (a) is material to the Company and its Subsidiaries, taken as a whole, that is not actually known to the Company Board as of the date of this Agreement (or if actually known, the material consequences of which were not actually known by the Company Board at such time) and (b) does not relate to or arise from (i) the receipt, existence or terms of any Company Takeover Proposal, (ii) any change in the market price or trading volume of Company or Parent securities or (iii) any failure, in and of itself, by the Company or Parent to meet, or the exceeding by the Company or Parent of, internal or published estimates or forecasts of revenues, earnings or other financial metrics; provided that, with respect to the foregoing clauses (ii) and (iii), the underlying cause of such change, failure or exceedance may otherwise constitute or be taken into account in determining whether a “Company Intervening Event” has occurred if not otherwise excluded from consideration under this definition. For the avoidance of doubt, a Company Intervening Event shall not include any Effect relating to the public announcement, execution, delivery or performance of this Agreement, the identity of Parent or Parent Manager or the pendency or the consummation of the Transactions.
“Company LTIP Unit” means an LTIP Unit as defined in the Company Operating Partnership Agreement.
“Company Material Adverse Effect” means any Effect that, individually or in the aggregate, is materially adverse to the business or operations of the Company and its Subsidiaries, taken as a whole; provided, however, that none of any of the following shall constitute or be taken into account in determining whether there has been, is, or would reasonably be expected to be, a Company Material Adverse Effect:
(a)any changes or developments in domestic, foreign or global markets or domestic, foreign or global economic conditions generally, including (i) any changes or developments in or affecting the domestic or any foreign securities, equity, credit or financial markets; (ii) any changes or developments in or affecting the mortgage backed securities markets; or (iii) any changes or developments in or affecting domestic or any foreign interest or exchange rates;
(b)changes or proposed changes in GAAP or any Law or changes in the interpretation or enforcement thereof;
(c)changes in domestic, foreign or global political conditions (including the outbreak or escalation or worsening of war, hostilities, tariffs, sanctions, trade wars, political unrest, civil disobedience, protests, public demonstrations, sabotage, military actions, acts of terrorism, cyber-attacks or computer hacking or any response by any Governmental Authority to any of the foregoing), including any material worsening of such conditions threatened or existing on the date of this Agreement;
(d)changes or developments in the industries in which the Company or any of its Subsidiaries operate;
(e)the negotiation, announcement or the existence of this Agreement or the pendency, anticipated consummation or consummation of the Transactions, including any loss or change in relationship with any employee, officer, director, independent contractor, customer, supplier, vendor, distributor, or other business partner of the Company or any of its Subsidiaries or any other disruption to the business of the Company or any of its Subsidiaries (provided, however, that this clause (e) shall not apply to any representation or warranty to the extent that such representation or warranty is made with respect to the consequences resulting from the execution and delivery of this Agreement or the pendency, performance or consummation of the Transactions);
(f)any weather event, flood, hurricane, tornado, volcanic eruption, earthquake, nuclear incident, epidemic, pandemic, outbreak of illness or other public health event, quarantine restriction or other natural or man-made disaster or other force majeure event or act of God or the escalation or worsening of any of the foregoing;

(g)any change in the trading price, dividends or trading volume of the shares of Company Common Stock or any change in the credit ratings or ratings outlook for the Company or any of its Subsidiaries, or the availability or cost of equity, debt or other financing to Parent or Merger Sub (provided, however, that the underlying causes of any such change referred to in this clause (g) may be considered in determining whether a Company Material Adverse Effect has occurred, is occurring or would reasonably be expected to occur if not otherwise excluded by another exception set forth in this definition);
(h)the failure to meet any internal, published, analyst or other third-party’s projections, guidance, budgets, milestones, expectations, forecasts or estimates (provided, however, that the underlying causes of any such change referred to in this clause (h) may be considered in determining whether a Company Material Adverse Effect has occurred, is occurring or would reasonably be expected to occur if not otherwise excluded by another exception set forth in this definition);
(i)any action taken or omitted by the Company or any of its Subsidiaries at the written request of Parent or consented to in writing by Parent; and
(j)the identity of, or facts specific to, Parent or any of its Affiliates as the acquiror of the Company or any changes arising therefrom;
except, with respect to the foregoing clauses (a), (b), (c), (d) and (f), to the extent (and for the avoidance of doubt, only to the extent) that such impact is disproportionately adverse to the Company and its Subsidiaries, taken as a whole, relative to comparable companies in the industries in which the Company and its Subsidiaries operate, in which case only the incremental disproportionate adverse impact may be taken into account in determining whether a Company Material Adverse Effect has occurred, is occurring or would reasonably be expected to occur.
“Company Material Contracts” has the meaning set forth in Section 4.8(a).
“Company Merger” has the meaning set forth in the Recitals.
“Company Merger Effective Time” has the meaning set forth in Section 2.3(b).
“Company Operating Partnership” has the meaning set forth in the Preamble.
“Company Operating Partnership Agreement” means the Agreement of Limited Partnership of the Company Operating Partnership, dated as of April 25, 2013, as amended by that certain First Amendment to the Agreement of Limited Partnership of the Company Operating Partnership, dated as of August 16, 2017, as further amended by that certain Second Amendment to the Agreement of Limited Partnership of the Company Operating Partnership, dated as of April 5, 2018, as further amended by that certain Third Amendment to the Agreement of Limited Partnership of the Company Operating Partnership, dated as of February 8, 2019.
“Company Partnership Unit” means a Company Common Unit, a Company Preferred Unit and/or a Company LTIP Unit.
“Company Permitted Lien” means any Lien (a) for Taxes or governmental assessments, charges or claims of payment not yet delinquent or that are being contested in good faith by appropriate proceedings for which adequate reserves have been established in accordance with GAAP; (b) relating to any indebtedness or other similar obligations incurred in the ordinary course of business; (c) which is a carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar Liens arising by operation of Law in the ordinary course of business for amounts not yet delinquent or is being contested in good faith by appropriate proceedings for which adequate reserves have been established in accordance with GAAP; (d) which is not material in amount and does not and could not reasonably be expected to, individually or in the aggregate, materially interfere with the ordinary conduct of the business of the Company and its Subsidiaries (including the Company Operating Partnership) as currently conducted; (e) which is a statutory or common law lien or encumbrance to secure landlords, lessors or renters under leases or rental agreements for amounts not yet delinquent; (f) with respect to the Leased Real Property, (i) all matters of record (excluding monetary Liens that will not be paid off at Closing), including covenants, restrictions, easements and other encumbrances on title to real property that do not and could not reasonably be expected to, individually or in the aggregate, materially interfere with the ordinary conduct of the business of the Company and its Subsidiaries (including the Company Operating Partnership) as currently conducted; (ii) all applicable zoning, entitlement, building, conservation restrictions and other land use and environmental regulations that are not violated by the Leased Real Property or the use or occupancy thereof by the Company or any of its Subsidiaries (including the Company Operating Partnership); (iii) matters that would be shown on a current survey or by a visual inspection of any applicable Leased Real Property that do not and could not reasonably be expected to, individually or in the aggregate, materially interfere with the ordinary conduct of the business of the Company and its Subsidiaries (including the Company Operating Partnership) as currently conducted; and (iv) all exceptions, restrictions, easements, charges, rights-of-way and other Liens set forth in any permits, any deed restrictions, groundwater or land use limitations or other institutional controls utilized in connection with any required environmental remedial actions, or other state, local or municipal franchise applicable to the Company or its Subsidiaries or any of the Leased Real Property; (g) Liens that affect the underlying fee interest of any Leased Real Property; or (h) which is identified in the Company Disclosure Letter.
“Company Portfolio Securities” has the meaning set forth in Section 6.2(b)(iv).
“Company Preferred Stock” has the meaning set forth in Section 4.1(d)(i).
“Company Preferred Unit” means a Company Series A Preferred Unit or a Company Series B Preferred Unit.
“Company PSU Award” means each performance-based restricted stock unit award in respect of a share of Company Common Stock granted under the Company Equity Plans.
“Company Qualifying Income” has the meaning set forth in Section 8.3(i)(i).
“Company Recommendation” has the meaning set forth in Section 4.2(b).
“Company Restricted Stock Award” means shares of restricted stock and any other shares of Company Common Stock subject to vesting conditions based on continuing service.

“Company RSU Award” means each restricted stock unit award in respect of a share of Company Common Stock granted under the Company Equity Plans (other than Company PSU Awards).
“Company SEC Documents” has the meaning set forth in Section 4.4(a).
“Company Securities” has the meaning set forth in Section 4.1(d)(iv).
“Company Series A Preferred Stock” means the Company’s 8.20% Series A Cumulative Redeemable Preferred Stock, $0.01 par value per share.
“Company Series A Preferred Unit” means a Series A Preferred Unit as defined in the Company Operating Partnership Agreement.
“Company Series B Preferred Stock” means the Company’s 8.250% Series B Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock, $0.01 par value per share.
“Company Series B Preferred Unit” means a Series B Preferred Unit as defined in the Company Operating Partnership Agreement.
“Company Service Provider” means each current or former director, officer, employee or independent contractor or other service provider of the Company.
“Company Serviced Mortgage Loan” means any Mortgage Loan serviced by the Company or any of its Subsidiaries pursuant to a Company Servicing Agreement since January 1, 2024.
 “Company Servicing Agreement” means any Contract pursuant to which the Company or any of its Subsidiaries is obligated to a Governmental Authority to service or administer Mortgage Loans.
“Company Severance Plan” means the Cherry Hill Mortgage Investment Corporation Severance Plan, as such plan may be amended from time to time.
“Company Stockholder Approval” has the meaning set forth in Section 4.3.
“Company Stockholders Meeting” has the meaning set forth in Section 6.8(a).
“Company Sub-REIT” means CHMI Sub-REIT, Inc., a Maryland corporation.
“Company Subserviced Mortgage Loan” means any Mortgage Loan subserviced by the Company or any of its Subsidiaries pursuant to a Company Subservicing Agreement since January 1, 2024.
“Company Subservicing Agreement” means any Contract pursuant to which the Company or any of its Subsidiaries is obligated to a third party to subservice or administer Mortgage Loans.

“Company Superior Proposal” means a bona fide, written Company Takeover Proposal (with references to twenty percent (20%) and eighty percent (80%) being deemed to be replaced with references to fifty percent (50%), respectively) by a third-party, which the Company Board determines in good faith, after consultation with its independent financial advisor and outside legal counsel, to be more favorable to the Company and its stockholders than the Transactions.
“Company Takeover Proposal” means any offer, proposal or indication of interest that is not withdrawn from a Person or “group” (as defined in or under Section 13(d) of the Exchange Act) of Persons (other than a proposal or offer by Parent or any Subsidiary of Parent) made after the date hereof relating to any transaction or series of related transactions involving: (a) any acquisition or purchase by any Person or “group” of Persons, directly or indirectly, of more than twenty percent (20%) of any class of outstanding voting or equity securities of the Company or any of its Subsidiaries, or any tender offer or exchange offer that, if consummated, would result in any Person or “group” of Persons beneficially owning more than twenty percent (20%) (on a non-diluted basis) of any class of outstanding voting or equity securities of the Company or any of its Subsidiaries, (b) any merger, consolidation, share exchange, business combination, joint venture, recapitalization, reorganization or other similar transaction involving the Company or any of its Subsidiaries and a Person or “group” (as defined in or under Section 13(d) of the Exchange Act) of Persons pursuant to which the stockholders of the Company immediately preceding such transaction hold less than eighty percent (80%) of the equity interests in the surviving or resulting entity of such transaction or (c) any sale, lease, exchange, transfer, license or other disposition to a Person or “group” of Persons of more than twenty percent (20%) of the consolidated assets of the Company and its Subsidiaries, taken as a whole (measured by the fair market value thereof).
“Company Termination Fee” means an amount equal to $4,700,000.
“Confidentiality Agreement” means that certain confidentiality agreement between Parent and the Company, dated as of May 15, 2026.
“Continuing Employee” has the meaning set forth in Section 6.21(a).
“Contract” means any contract, note, bond, mortgage, indenture, deed of trust, security deed, deed to secure debt, license, sublicense, lease, sublease, agreement, arrangement, commitment or other instrument or obligation that is legally binding.
“Copyrights” has the meaning set forth in the definition of “Intellectual Property.”
“Covered Persons” has the meaning set forth in Section 6.11.
“D&O Claim” means any threatened, asserted, pending or completed claim, action, suit, proceeding, inquiry or investigation, whether instituted by any party hereto, any Governmental Authority or any other Person, whether civil, criminal, administrative, investigative or other, including any arbitration or other alternative dispute resolution mechanism, arising out of or pertaining to matters that relate to any Covered Person’s duties or service (a) as a director or officer or employee of the Company or the applicable Subsidiary thereof at or prior to the

Company Merger Effective Time (including with respect to any acts, facts, events or omissions occurring in connection with the approval of this Agreement and the Transactions, including the consideration and approval thereof and the process undertaken in connection therewith and any D&O Claim relating thereto) or (b) as a director, trustee or officer of any other entity or any benefit plan maintained by the Company or any of its Subsidiaries, in each case, for which a Covered Person is or was serving at the request or for the benefit of the Company or any of its Subsidiaries at or prior to the Company Merger Effective Time.
“Delaware Secretary” has the meaning set forth in Section 2.3(a).
“DLLCA” has the meaning set forth in the Recitals.
“DRULPA” has the meaning set forth in the Recitals.
“Effect” means any change, effect, development, circumstance, event or occurrence.
“Enforceability Exceptions” has the meaning set forth in Section 4.2(c).
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
“ERISA Affiliate” means, with respect to a Person, any Person, whether or not incorporated, that together with such Person is treated as a single employer for purposes of Code Section 414 or ERISA Section 4001(b).
“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.
“Exchange Agent” has the meaning set forth in Section 3.4(a).
“Exchange Fund” has the meaning set forth in Section 3.4(a).
“Exchange Ratio” means 0.3063, as such number may be adjusted from time to time pursuant to and in accordance with Section 3.1(d).
“Facility Documentation” has the meaning set forth in Section 6.9(d).
“Form S-4” has the meaning set forth in Section 6.7(a).
“GAAP” means U.S. generally accepted accounting principles, consistently applied.
“Governmental Authority” means any U.S., state, local or foreign government, any governmental, regulatory or administrative body, agency, board or authority, any court or judicial authority or arbitration tribunal (public or private), or other governmental authority (including government-sponsored enterprises), whether national, federal, state, provincial or local or otherwise, including any stock exchange, or any Person lawfully empowered by any of the foregoing to enforce or seek compliance with any applicable Law.

“Governmental Authorization” means any qualifications, permits, approvals, licenses and registrations issued by or obtained from a Governmental Authority required for the Company or any of its Subsidiaries to act as an owner or servicer of Mortgage Loans to the extent required to carry on their businesses as they are now being conducted.
“Intellectual Property” means any and all common law or statutory rights in: (a) patents, patent applications, statutory invention registrations, registered designs, and similar or equivalent rights in inventions and designs, and all rights therein provided by international treaties and conventions (“Patents”); (b) trademarks, service marks, trade dress, trade names, logos and other designations of origin (“Marks”); (c) domain names, uniform resource locators, Internet Protocol addresses, social media handles and other names, identifiers and locators associated with Internet addresses, sites and services; (d) copyrights and any other equivalent rights in works of authorship (including rights in Software as a work of authorship) and any other related rights of authors and mask work rights (“Copyrights”); (e) trade secrets and industrial secret rights, and rights in know-how, data and confidential or proprietary business or technical information that derives independent economic value, whether actual or potential, from not being known to other persons (“Trade Secrets”); and (f) other similar or equivalent intellectual property rights anywhere in the world.
“Interim Covenant Exceptions” has the meaning set forth in Section 6.2(a).
“Interim Period” has the meaning set forth in Section 6.1(a).
“Investment Company Act” means the Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder.
“IRS” means the U.S. Internal Revenue Service.
“Joint Proxy Statement” means a joint proxy statement in preliminary and definitive form (as amended or supplemented from time to time) relating to the Company Stockholders Meeting and the Parent Stockholders Meeting.
“Knowledge of Parent” means the actual knowledge of the individuals set forth on Section 1.1(a) of the Parent Disclosure Letter and such knowledge that would be obtained after conducting a reasonable inquiry of the employees with primary responsibility for the relevant subject matter.
“Knowledge of the Company” means the actual knowledge of the individuals set forth on Section 1.1(c) of the Company Disclosure Letter and such knowledge that would be obtained after conducting a reasonable inquiry of the employees with primary responsibility for the relevant subject matter.
“Laws” has the meaning set forth in Section 4.14(a).
“Leased Real Property” has the meaning set forth in Section 4.16(b).

“Liabilities” means any and all debts, liabilities and obligations, whether fixed, contingent or absolute, matured or unmatured, accrued or not accrued, determined or determinable, secured or unsecured, disputed or undisputed, subordinated or unsubordinated, or otherwise.
“Liens” means liens, encumbrances, mortgages, deeds of trust, security deeds, deeds to secure debt, charges, claims, restrictions, pledges, hypothecations, security interests, rights of first refusal, title defects, easements, rights-of-way, covenants, encroachments, options, conditional or installment sale agreements, title retention agreements, preemptive rights, leases, subleases, licenses, sublicenses, usufructs, community property interests or other adverse claims of any kind, voluntary or involuntary, arising by Contract, statute, operation of Law or otherwise, with respect to a property or asset.
“Litigation” has the meaning set forth in Section 4.13.
“M&A Qualified Beneficiary” has the meaning set forth in Section 6.21(f).
“Marks” has the meaning set forth in the definition of “Intellectual Property.”
“Maryland Department” has the meaning set forth in Section 2.3(b).
“Merger Consideration” means the Common Stock Merger Consideration and the Preferred Stock Merger Consideration.
“Merger Filings” has the meaning set forth in Section 2.3(b).
“Merger Sub” has the meaning set forth in the Preamble.
“Merger Sub Sole Member” has the meaning set forth in the Recitals.
“Mergers” has the meaning set forth in the Recitals.
“MGCL” has the meaning set forth in the Recitals.
“Minimum Distribution Dividend” means such amount, if any, with respect to any taxable year of the Company, Parent or any of their Subsidiaries, as the case may be, ending on or prior to the Closing Date, which is required to be paid by the Company, Parent or any of their Subsidiaries, as the case may be, prior to the Company Merger Effective Time to (a) satisfy the distribution requirements set forth in Section 857(a) of the Code and (b) avoid, to the extent possible, the imposition of income tax under Section 857(b) of the Code and the imposition of excise tax under Section 4981 of the Code.
“Mortgage Loan” means any mortgage loan, whether in the form of a mortgage, deed of trust or other equivalent security instrument that was obtained for consumer, household or family purposes, including forward and reverse mortgage loans.
“Multiemployer Plan” has the meaning set forth in Section 3(37) of ERISA.

“NYSE” means the New York Stock Exchange.
“Order” means any award, judgment, injunction, binding ruling, decree or order (whether temporary, preliminary or permanent) issued, adopted, granted, awarded or entered by any Governmental Authority of competent jurisdiction.
“Organizational Documents” means the certificate of incorporation, articles of incorporation, charter, bylaws, articles of formation, certificate of formation, regulations, operating agreement, certificate of limited partnership, partnership agreement, trust agreement and all other similar documents, instruments or certificates executed, adopted or filed in connection with the creation, formation or organization of a Person, including any amendments, restatements and supplements thereto.
“Parent” has the meaning set forth in the Preamble.
“Parent Additional Dividend Amount” has the meaning set forth in Section 6.19(b).
“Parent Applicable Requirements” means, as of the time of reference, (a) all of the terms of the mortgage note, security instrument and any other material loan documents relating to each Mortgage Loan owned or serviced by Parent or any of its Subsidiaries, (b) all requirements set forth in the Parent Servicing Agreements, as applicable, (c) any Orders applicable to any Mortgage Loan and (d) all legal obligations to, or Contracts with, any insurer, investor or Governmental Authority, including any rules, regulations, guidelines, underwriting standards, handbooks and other binding requirements of any Governmental Authority, as applicable to any Parent Serviced Mortgage Loan or Parent Subserviced Mortgage Loan.
“Parent Board” has the meaning set forth in the Recitals.
“Parent Capitalization Date” has the meaning set forth in Section 5.1(c)(ii).
“Parent Change of Recommendation” has the meaning set forth in Section 6.6(d).
“Parent Common Stock” has the meaning set forth in Section 5.1(c)(i).
“Parent Common Stock Issuance” has the meaning set forth in the Recitals.
“Parent Disclosure Letter” has the meaning set forth in the introductory language to Article V.
“Parent Interim Covenant Exceptions” has the meaning set forth in Section 6.3(a).
“Parent Intervening Event” means an Effect that (a) is material to Parent and its Subsidiaries, taken as a whole, that is not actually known to the Parent Board as of the date of this Agreement (or if actually known, the material consequences of which were not actually known by the Parent Board at such time) and (b) does not relate to or arise from (i) the receipt, existence or terms of any Parent Takeover Proposal, (ii) any change in the market price or trading volume of Company or Parent securities or (iii) any failure, in and of itself, by the

Company or Parent to meet, or the exceeding by the Company or Parent of, internal or published estimates or forecasts of revenues, earnings or other financial metrics; provided that, with respect to the foregoing clauses (ii) and (iii), the underlying cause of such change, failure or exceedance may otherwise constitute or be taken into account in determining whether a “Parent Intervening Event” has occurred if not otherwise excluded from consideration under this definition.
“Parent Manager” has the meaning set forth in the Preamble.
“Parent Material Adverse Effect” means any Effect that, individually or in the aggregate, is materially adverse to the business or operations of Parent and its Subsidiaries, taken as a whole; provided, however, that none of any of the following shall constitute or be taken into account in determining whether there has been, is, or would reasonably be expected to be, a Parent Material Adverse Effect:
(a)any changes or developments in domestic, foreign or global markets or domestic, foreign or global economic conditions generally, including (i) any changes or developments in or affecting the domestic or any foreign securities, equity, credit or financial markets; (ii) any changes or developments in or affecting the mortgage backed securities markets; or (iii) any changes or developments in or affecting domestic or any foreign interest or exchange rates;
(b)changes or proposed changes in GAAP or any Law or changes in the interpretation or enforcement thereof;
(c)changes in domestic, foreign or global political conditions (including the outbreak or escalation or worsening of war, hostilities, tariffs, sanctions, trade wars, political unrest, civil disobedience, protests, public demonstrations, sabotage, military actions, acts of terrorism, cyber-attacks or computer hacking or any response by any Governmental Authority to any of the foregoing), including any material worsening of such conditions threatened or existing on the date of this Agreement;
(d)changes or developments in the industries in which Parent or any of its Subsidiaries operate;
(e)the negotiation, announcement or the existence of this Agreement or the pendency, anticipated consummation or consummation of the Transactions, including any loss or change in relationship with any employee, officer, director, independent contractor, customer, supplier, vendor, distributor, or other business partner of Parent or any of its Subsidiaries or any other disruption to the business of Parent or any of its Subsidiaries (provided, however, that this clause (e) shall not apply to any representation or warranty to the extent that such representation or warranty is made with respect to the consequences resulting from the execution and delivery of this Agreement, or the pendency, performance or consummation of the Transactions);
(f)any weather event, flood, hurricane, tornado, volcanic eruption, earthquake, nuclear incident, epidemic, pandemic, outbreak of illness or other public health event, quarantine restriction or other natural or man-made disaster or other force majeure event or act of God or the escalation or worsening of any of the foregoing;
(g)any change in the trading price, dividends or trading volume of the shares of Parent Common Stock or any change in the credit ratings or ratings outlook for Parent or any of its Subsidiaries, or the availability or cost of equity, debt or other financing to the Company

(provided, however, that the underlying causes of any such change referred to in this clause (g) may be considered in determining whether a Parent Material Adverse Effect has occurred, is occurring or would reasonably be expected to occur if not otherwise excluded by another exception set forth in this definition);
(h)the failure to meet any internal, published, analyst or other third party’s projections, guidance, budgets, milestones, expectations, forecasts or estimates (provided, however, that the underlying causes of any such change referred to in this clause (h) may be considered in determining whether a Parent Material Adverse Effect has occurred, is occurring or would reasonably be expected to occur if not otherwise excluded by another exception set forth in this definition);
(i)any action taken or omitted by Parent or any of its Subsidiaries at the written request of the Company or consented to in writing by the Company; and
(j)the identity of, or facts specific to, the Company or any of its Subsidiaries or any changes arising therefrom;

except, with respect to the foregoing clauses (a), (b), (c), (d), and (f) to the extent (and for the avoidance of doubt, only to the extent) that such impact is disproportionately adverse to Parent and its Subsidiaries, taken as a whole, relative to comparable companies in the industries in which Parent and its Subsidiaries operate, in which case only the incremental disproportionate adverse impact may be taken into account in determining whether a Parent Material Adverse Effect has occurred, is occurring or would reasonably be expected to occur.
“Parent Material Contract” means any Contract to which Parent or a Subsidiary thereof is a party that is material to Parent and its Subsidiaries, taken as a whole (it being understood and agreed that any Contract that has not expired or terminated in accordance with its terms that is filed with the SEC by Parent as a material Contract pursuant to Item 601(b)(10) of Regulation S-K of the SEC shall be deemed to be a “Parent Material Contract” hereunder).
“Parent Permitted Lien” means any Lien (a) for Taxes or governmental assessments, charges or claims of payment not yet delinquent or that are being contested in good faith by appropriate proceedings for which adequate reserves have been established in accordance with GAAP; (b) relating to any indebtedness or other similar obligations incurred in the ordinary course of business; (c) which is a carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar Liens arising by operation of Law in the ordinary course of business for amounts not yet delinquent or is being contested in good faith by appropriate proceedings for which adequate reserves have been established in accordance with GAAP; (d) which is not material in amount and does not and could not reasonably be expected to, individually or in the aggregate, materially interfere with the ordinary conduct of the business of the Parent and its Subsidiaries as currently conducted; (e) which is a statutory or common law lien or encumbrance to secure landlords, lessors or renters under leases or rental agreements for amounts not yet delinquent; (f) with respect to real property leased by the Parent or any of its Subsidiaries, (i) all matters of record (excluding monetary Liens that will not be paid off at Closing), including covenants, restrictions, easements, and other encumbrances on title to real property that do not and could not reasonably be expected to, individually or in the aggregate, materially interfere with the ordinary conduct of the business of Parent and its Subsidiaries as currently conducted; (ii) all applicable zoning, entitlement, building, conservation restrictions and other land use and environmental regulations that are not violated by the real property leased by, or the use or occupancy thereof by, the Parent or any of its Subsidiaries; (iii) matters that would be shown on a current survey or by a visual inspection of any applicable real property that do not and could not reasonably be expected to, individually or in the aggregate, materially interfere with the ordinary conduct of the business of Parent and its Subsidiaries as currently conducted; and (iv) all exceptions, restrictions, easements, charges, rights-of-way and other Liens set forth in any permits, any deed restrictions, groundwater or land use limitations or other institutional controls utilized in connection with any required environmental remedial actions, or other state, local or municipal franchise applicable to Parent or its Subsidiaries or any of their respective properties; (g) Liens that affect the underlying fee interest of any real property leased by Parent or any of its Subsidiaries; or (h) which is identified in the Parent Disclosure Letter.
“Parent Preferred Stock” has the meaning set forth in Section 5.1(c)(i).
“Parent Qualifying Income” has the meaning set forth in Section 8.3(h)(i).
“Parent Recommendation” has the meaning set forth in Section 5.2(b).
“Parent SEC Documents” has the meaning set forth in Section 5.4(a).
“Parent Securities” has the meaning set forth in Section 5.1(c)(iii).
“Parent Series A Preferred Stock” has the meaning set forth in Section 5.1(c)(i).
“Parent Series B Preferred Stock” has the meaning set forth in Section 5.1(c)(i).
“Parent Series C Preferred Stock” has the meaning set forth in Section 5.1(c)(i).
“Parent Series D Cumulative Redeemable Preferred Stock” means Parent’s 8.20% Series D Cumulative Redeemable Preferred Stock set forth in the articles supplementary substantially in the form attached hereto as Annex A, having the rights, preferences, privileges and voting powers substantially the same as those of the Company Series A Preferred Stock immediately prior to the Mergers.
“Parent Series E Cumulative Redeemable Preferred Stock” means Parent’s Series E Floating Rate Cumulative Redeemable Preferred Stock, with the terms of the Parent Series E Cumulative Redeemable Preferred Stock set forth in the articles supplementary substantially in the form attached hereto as Annex B, having the rights, preferences, privileges and voting powers substantially the same as those of the Company Series B Preferred Stock immediately prior to the Mergers.
“Parent Serviced Mortgage Loan” means any Mortgage Loan serviced by Parent or any of its Subsidiaries pursuant to a Parent Servicing Agreement since January 1, 2024.
 “Parent Servicing Agreement” means any Contract pursuant to which Parent or any of its Subsidiaries is obligated to a Governmental Authority to service or administer Mortgage Loans.

“Parent Stockholder Approval” has the meaning set forth in Section 5.2(b).
“Parent Stockholders Meeting” has the meaning set forth in Section 6.8(d).
“Parent Subserviced Mortgage Loan” means any Mortgage Loan subserviced by Parent or any of its Subsidiaries pursuant to a Parent Subservicing Agreement since January 1, 2024.
“Parent Subservicing Agreement” means any Contract pursuant to which Parent or any of its Subsidiaries is obligated to a third party to subservice or administer Mortgage Loans.
“Parent Superior Proposal” means a bona fide, written Parent Takeover Proposal (with references to twenty percent (20%) and eighty percent (80%) being deemed to be replaced with references to fifty percent (50%), respectively) by a third-party, which the Parent Board determines in good faith, after consultation with its independent financial advisor and outside legal counsel, to be more favorable to Parent and its stockholders than the Transactions.
“Parent Takeover Proposal” means any offer, proposal or indication of interest that is not withdrawn from a Person or “group” (as defined in or under Section 13(d) of the Exchange Act) of Persons (other than a proposal or offer by the Company or any Subsidiary of the Company) made after the date hereof relating to any transaction or series of related transactions involving: (a) any acquisition or purchase by any Person or “group” of Persons, directly or indirectly, of more than twenty percent (20%) of any class of outstanding voting or equity securities of Parent, or any tender offer or exchange offer that, if consummated, would result in any Person or “group” of Persons beneficially owning more than twenty percent (20%) (on a non-diluted basis) of any class of outstanding voting or equity securities of Parent, (b) any merger, consolidation, share exchange, business combination, joint venture, recapitalization, reorganization or other similar transaction involving Parent and a Person or “group” (as defined in or under Section 13(d) of the Exchange Act) of Persons pursuant to which the stockholders of Parent immediately preceding such transaction hold less than eighty percent (80%) of the equity interests in the surviving or resulting entity of such transaction or (c) any sale, lease, exchange, transfer, license or other disposition to a Person or “group” of Persons of more than twenty percent (20%) of the consolidated assets of Parent and its Subsidiaries, taken as a whole (measured by the fair market value thereof).
“Parent Termination Fee” means an amount equal to $7,990,000.
“Partnership Articles of Merger” has the meaning set forth in Section 2.3(a).
“Partnership Certificate of Merger” has the meaning set forth in Section 2.3(a).
“Partnership Merger” has the meaning set forth in the Recitals.
“Partnership Merger Effective Time” has the meaning set forth in Section 2.3(a).
“Patents” has the meaning set forth in the definition of “Intellectual Property.”
“Payroll Provider” has the meaning set forth in Section 3.1(c)(iv).

“PEO” means Automatic Data Processing, Inc. and its Affiliates.
“PEO Benefit Plan” means each “employee benefit plan” (within the meaning of Section 3(3) of ERISA) and each other equity or equity-based incentive, compensation, severance, employment, consulting, change-in-control, retention, vacation, paid time off, fringe benefit, bonus, incentive, savings, retirement, deferred compensation, or other compensatory or benefit plan, agreement, program, policy or arrangement, whether or not subject to ERISA, entered into, contributed to (or required to be contributed to), sponsored by or maintained by the PEO and in which employees of the Company participate.
“Per Share Additional Manager Consideration” means $0.52 in cash.
“Per Share Parent Cash Consideration” has the meaning set forth in Section 3.1(b)(i).
“Per Share Parent Consideration” has the meaning set forth in Section 3.1(b)(i).
“Per Share Parent Stock Consideration” has the meaning set forth in Section 3.1(b)(i).
“Performance Payout Percentage” has the meaning set forth in the applicable grant agreement for the Company PSU Awards.
“Permit” means any permit (including any special or conditional use permit), certificate, franchise, registration, approval, identification number, license, sublicense, variance or other authorization required under any applicable Law or by any government-sponsored enterprise.
“Person” means an individual, corporation, partnership, joint venture, trust, association, estate, joint stock company, limited liability company, Governmental Authority or any other organization or entity of any kind.
“Preferred Stock Merger Consideration” means the Series A Preferred Stock Merger Consideration and the Series B Preferred Stock Merger Consideration, as applicable.
“Proxy Statement/Prospectus” has the meaning set forth in Section 6.7(a).
“Qualified REIT Subsidiary” has the meaning set forth in Section 4.1(b).
“Real Property Lease” has the meaning set forth in Section 4.16(b).
“REIT” has the meaning set forth in the Recitals.
“Representatives” means, with respect to a Person, such Person’s directors, officers, employees, investment bankers, attorneys, accountants and other advisors or representatives.
“Required Regulatory Approvals” has the meaning set forth in Section 7.1(e).

“Required Regulatory Notifications” means the pre-Closing notification filings to be made with any Governmental Authority under applicable Law in connection with the consummation of the Transactions set forth on Section 1.1(d) of the Company Disclosure Letter.
“SEC” means the U.S. Securities and Exchange Commission.
“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.
“Series A Articles Supplementary” means the Articles Supplementary designating the Series A Preferred Stock of the Company.
“Series A Preferred Stock Merger Consideration” has the meaning set forth in Section 3.1(b)(iii).
“Series B Articles Supplementary” means the Articles Supplementary designating the Series B Preferred Stock of the Company.
“Series B Preferred Stock Merger Consideration” has the meaning set forth in Section 3.1(b)(iv).
“Software” means computer software programs in both source code and object code format, including databases, data files, application programming interfaces, user interfaces, and documentation relating thereto, as the context requires.
“Specified Acquisition” has the meaning set forth in Section 6.3(d).
“Subsidiary” means, with respect to a Person, any Person, whether incorporated or unincorporated, of which (a) at least 50% of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions, (b) a general partner interest or (c) a managing member interest, is directly or indirectly owned or controlled by the subject Person or by one or more of its respective Subsidiaries.
“Support Agreement” has the meaning set forth in the Recitals.
“Surviving Corporation” has the meaning set forth in Section 2.1(a).
“Surviving Entity” has the meaning set forth in Section 2.1(b).
“Takeover Law” means any “moratorium,” “control share acquisition,” “business combination,” “fair price” or other form of takeover or anti-takeover Laws of any jurisdiction or other applicable Laws that purport to limit or restrict business combinations or the ability to limit or restrict business combinations or the ability to acquire or to vote shares.
“Tax” means all U.S. federal, state, local or foreign taxes, imposts, levies or other similar assessments, including any net income, capital gains, gross income, gross receipts, sales, use,

transfer, ad valorem, franchise, profits, license, capital, withholding, payroll, estimated, employment, excise, goods and services, severance, stamp, occupation, premium, property (including real property), social security, environmental, alternative or add-on, value added, registration, occupancy, capital stock, unincorporated business, unemployment, disability, workers’ compensation, accumulated earnings, personal holding company, annual reports, windfall profits or other taxes or assessments, imposed by any Governmental Authority, together with all interest, penalties or additions to tax imposed with respect thereto.
“Tax Returns” means any report, return (including any information return), declaration, claim for refund or other document filed or required to be filed with any Taxing Authority with respect to Taxes, including any attachment thereto and any amendment thereof.
“Taxable REIT Subsidiary” has the meaning set forth in Section 4.1(b).
“Taxing Authority” means any Governmental Authority responsible for the administration or the imposition of any Tax.
“Termination Date” has the meaning set forth in Section 8.1(b).
“Termination Expenses and Interest” has the meaning set forth in Section 8.3(e).
“Trade Secrets” has the meaning set forth in the definition of “Intellectual Property.”
“Transactions” has the meaning set forth in the Recitals.
“Transfer Taxes” has the meaning set forth in Section 8.2(b).
“Treasury Regulations” means the regulations promulgated under the Code, as such regulations may be amended from time to time.
“Willful Breach” means, with respect to any breaches or failures to perform any of the covenants or other agreements contained in this Agreement, a material breach that is a consequence of a deliberate act or deliberate failure to act undertaken by the breaching party with actual knowledge that such party’s act or failure to act would, or would reasonably be expected to, constitute a breach of this Agreement.
Article II

MERGERS

2.1.    Mergers.
(a)Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the DRULPA and the MGCL, at the Partnership Merger Effective Time, the Company Operating Partnership shall be merged with and into the Company. Following the Partnership Merger, the Company shall continue as the surviving corporation and the separate existence of Company Operating Partnership shall cease (the Company, as the surviving corporation in the Partnership Merger, the “Surviving Corporation”).

(b)Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the DLLCA and the MGCL, following the Partnership Merger and at the Company Merger Effective Time, the Surviving Corporation shall be merged with and into Merger Sub. Following the Company Merger, Merger Sub shall continue as the surviving entity and the separate existence of the Surviving Corporation shall cease (Merger Sub, as the surviving entity in the Company Merger, the “Surviving Entity”).
2.2.    Closing. The Closing shall take place via the exchange of electronic documents and executed signature pages and the electronic transfer of funds on the date that is two Business Days after the date on which the last of the conditions precedent set forth in Article VII is satisfied or, to the extent permitted by applicable Law, waived (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at such time). The date on which the Closing occurs in accordance with the preceding sentence is referred to in this Agreement as the “Closing Date.”
2.3.    Effective Times.
(a)As soon as practicable on the Closing Date, Parent, the Company and the Company Operating Partnership shall (i) cause the Partnership Merger to be consummated by filing with the Secretary of State of the State of Delaware (the “Delaware Secretary”) of a certificate of merger (the “Partnership Certificate of Merger”) and by filing with the State Department of Assessments and Taxation of Maryland (the “Maryland Department”) articles of merger (the “Partnership Articles of Merger”), in each case with respect to the Partnership Merger and in such form as is required by, and executed in accordance with, the DRULPA and the MGCL, respectively; and (ii) make all other filings, recordings or publications required to be made by Parent, the Company Operating Partnership or the Company under the DRULPA and the MGCL in connection with the Partnership Merger. The Partnership Merger shall become effective at the time the Partnership Certificate of Merger is filed with the Delaware Secretary and the Partnership Articles of Merger are accepted for record by the Maryland Department, or at such later time as Parent and the Company shall agree upon in writing and shall specify in the Partnership Certificate of Merger and Partnership Articles of Merger (such date and time the Partnership Merger becomes effective, the “Partnership Merger Effective Time”), it being understood and agreed that the parties hereto shall cause the Partnership Merger Effective Time to occur immediately prior to the Company Merger Effective Time.
(b)On the Closing Date, Parent, the Company and Merger Sub shall (i) cause the Company Merger to be consummated by filing with the Delaware Secretary of a certificate of merger (the “Certificate of Merger”) and by filing with the Maryland Department articles of merger (the “Articles of Merger” and, together with the Partnership Certificate of Merger, the Partnership Articles of Merger and the Certificate of Merger, the “Merger Filings”), in each case with respect to the Company Merger and in such form as is required by, and executed in accordance with, the DLLCA and the MGCL; and (ii) make all other filings, recordings or publications required to be made by Parent, Merger Sub or the Company under the DLLCA and the MGCL in connection with the Company Merger. The Company Merger shall become effective at the time the Certificate of Merger is filed with the Delaware Secretary and the Articles of Merger are accepted for record by the Maryland Department, or at such later time as Parent and the Company shall agree upon in writing and shall specify in the Certificate of Merger and the Articles of Merger (such date and time the Company Merger becomes effective, the “Company Merger Effective Time”), it being understood and agreed that the parties hereto shall cause the Company Merger Effective Time to occur immediately after the Partnership Merger Effective Time.
2.4.    Effects of the Mergers.

(a)At the Partnership Merger Effective Time, the Partnership Merger shall have the effects set forth in this Agreement and the applicable provisions of the DRULPA and the MGCL, including Section 3-114 thereof. Without limiting the generality of the foregoing, and subject thereto, at the Partnership Merger Effective Time, all property owned by, and every contract right possessed by, the Company Operating Partnership and the Company shall vest in the Surviving Corporation without transfer, reversion or impairment and all debts, obligations and liabilities of the Company Operating Partnership and the Company shall become the debts, obligations and liabilities of the Surviving Corporation.
(b)At the Company Merger Effective Time, the Company Merger shall have the effects set forth in this Agreement and the applicable provisions of the DLLCA and the MGCL, including Section 3-114 thereof. Without limiting the generality of the foregoing, and subject thereto, at the Company Merger Effective Time, all property owned by, and every contract right possessed by, the Surviving Corporation and Merger Sub shall vest in the Surviving Entity without transfer, reversion or impairment and all debts, obligations and liabilities of the Surviving Corporation and Merger Sub shall become the debts, obligations and liabilities of the Surviving Entity.
2.5.    Organizational Documents.
(a)The certificate of formation of Merger Sub in effect immediately prior to the Company Merger Effective Time shall be the certificate of formation of the Surviving Entity as of the Company Merger Effective Time, except that the name of the Surviving Entity may be changed as determined by Parent, and the limited liability company agreement of Merger Sub in effect immediately prior to the Company Merger Effective Time shall be the limited liability company agreement of the Surviving Entity as of the Company Merger Effective Time, except that the references to Merger Sub’s name may be changed as determined by Parent, each until amended in accordance with applicable Law and consistent with the obligations set forth in Section 6.11.
(b)The charter of the Company in effect immediately prior to the Partnership Merger Effective Time shall be the charter of the Surviving Corporation as of the Partnership Merger Effective Time, and the bylaws of the Company in effect immediately prior to the Partnership Merger Effective Time shall be the bylaws of the Surviving Corporation, each until amended in accordance with applicable Law and consistent with the obligations set forth in Section 6.11.
2.6.    Directors and Officers.
(a)From and after the Company Merger Effective Time, the managing member and officers of Merger Sub immediately prior to the Company Merger Effective Time shall be the managing member and officers of the Surviving Entity, and such managing member and officers shall serve until their successors have been duly elected or appointed and qualified or until their death, resignation or removal in accordance with the Organizational Documents of the Surviving Entity.
(b)The directors and officers of the Company shall be the directors and officers of the Surviving Corporation following the Partnership Merger Effective Time and prior to the Company Merger Effective Time, and such directors and officers shall serve until their successors have been duly elected or appointed and qualified or until their death, resignation or removal in accordance with the Organizational Documents of the Surviving Corporation.
2.7.    Directors of Parent. Prior to the Company Merger Effective Time, Parent shall take all necessary corporate action so that upon and immediately after the Company Merger Effective Time, (a) the size of the Parent Board is increased by two (2) members and (b) two (2)

members of the Company Board designated by the Company no later than twenty (20) Business Days prior to the Closing Date shall be appointed to the Parent Board (each, a “Company Director Designee”). Each Company Director Designee must (i) at the time of such designation be a member of the Company Board, (ii) have provided a fully completed directors’ questionnaire to Parent and completed a background check prior to such appointment, which shall be reasonably satisfactory to Parent, and (iii) meet the qualifications of an “independent director” of the Company and Parent under the rules of the NYSE; provided, however, that in the event that (A) Parent determines in accordance with the foregoing that a Company Director Designee’s directors’ questionnaire or background check is not reasonably satisfactory or (B) a Company Director Designee is unable or unwilling to serve on the Parent Board prior to the Company Merger Effective Time, (x) in the case of the foregoing clause (A), Parent shall promptly notify the Company of such determination and (y) in the case of the foregoing clauses (A) and (B), the Company shall have the right to designate an alternative member of the Company Board as a Company Director Designee by notice to Parent no later than five (5) Business Days of, in the case of the foregoing clause (A), the Company’s receipt of the notice contemplated by the foregoing clause (x), and, in the case of the foregoing clause (B), the Company’s discovery of such matter. Parent shall take all action necessary to nominate the Company Director Designees to the Parent Board at the Parent Board’s next annual meeting following the Company Merger Effective Time, including, but not limited to, including the individuals as Persons nominated as members of the Parent Board in the Parent Board’s proxy statement for such annual meeting and recommending to its stockholders to elect the Company Director Designees to the Parent Board; provided, however, that the Parent Board shall not be required to make such recommendation with respect to any Company Director Designee if, and only if, the Parent Board determines making such recommendation with respect to such Company Director Designee would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law. The provisions of this Section 2.7 are intended to be for the benefit of, and shall be enforceable by, the Company Director Designees.
2.8.    Tax Consequences. The parties hereto intend that (a) the Company Merger shall qualify, for U.S. federal income tax purposes, as a “reorganization” under, and within the meaning of, Section 368(a) of the Code, and (b) this Agreement be, and hereby is adopted as, a “plan of reorganization” for the Company Merger for purposes of Section 354 and Section 361 of the Code. Each party shall, unless otherwise required by a change in applicable Law after the date hereof, a “determination” within the meaning of Section 1313(a) of the Code, or based on a change in the facts and circumstances underlying the Company Merger from the terms described in this Agreement that are necessary for the qualification of the Company Merger for the treatment set forth above, cause all Tax Returns to be filed in a manner consistent therewith and no party shall take a position inconsistent with such treatment. Each of the parties agrees to use reasonable best efforts to promptly notify all other parties of any challenge to the intended tax treatment of the Company Merger by any Governmental Authority.
Article III

CONVERSION OF SHARES, UNITS AND AWARDS; EXCHANGE
3.1.    Treatment of Merger Sub Units, Company Common Stock, Company Preferred Stock and Company Equity Awards. At the Company Merger Effective Time, by virtue of the Company Merger and without any action on the part of any party hereto or holder of any shares of Company Common Stock, holder of any shares of Company Preferred Stock, holder of any Merger Sub units, holder of any Company Equity Awards or any other securities of the Company, of Merger Sub or of Parent:
(a)Conversion of Merger Sub Units. Each unit of Merger Sub issued and outstanding immediately prior to the Company Merger Effective Time shall remain outstanding as one validly issued, fully paid and non-assessable unit of the Surviving Entity, and shall constitute the only issued or outstanding shares of equity securities of the Surviving Entity.
(b)Treatment of Company Common Stock and Company Preferred Stock.
(i)    Each share of Company Common Stock issued and outstanding immediately prior to the Company Merger Effective Time (excluding the Canceled Shares) shall be canceled and extinguished and automatically converted into and shall thereafter represent only the right to receive, without interest thereon, (1) from Parent (A) that number of validly issued, fully-paid and nonassessable shares of Parent Common Stock equal to the Exchange Ratio (the “Per Share Parent Stock Consideration”), and (B) $0.41 per share in cash, without interest (the “Per Share Parent Cash Consideration” and, together with the Per Share Parent Stock Consideration, the “Per Share Parent Consideration”), and (2) from Parent Manager (acting solely on its own behalf), as additional consideration, the Per Share Additional Manager Consideration (as used in this Agreement, the “Common Stock Merger Consideration” means the Per Share Parent Consideration and the Per Share Additional Manager Consideration). All such shares of Company Common Stock, when so converted pursuant to this Section 3.1(b)(i), shall automatically be cancelled and cease to exist. Each holder of a share of Company Common Stock that was outstanding immediately prior to the Company Merger Effective Time shall cease to have any rights with respect thereto, except the right to receive (x) the Common Stock Merger Consideration, (y) any dividends or other distributions in accordance with Section 3.4(g) and (z) any cash to be paid in lieu of any fractional shares of Parent Common Stock in accordance with Section 3.4(h), in each case, to be issued or paid in consideration therefor upon the surrender of any Book-Entry Shares or certificates, as applicable, in accordance with Section 3.4.
(ii)    Each share of Company Common Stock and Company Preferred Stock held by the Company, Parent or any direct or indirect Subsidiary of Parent or the Company, in each case, immediately prior to the Company Merger Effective Time (the “Canceled Shares”), shall automatically be cancelled and retired and shall cease to exist as of the Company Merger Effective Time, and no consideration shall be delivered or deliverable in exchange therefor.
(iii)    Each share of the Company Series A Preferred Stock issued and outstanding immediately prior to the Company Merger Effective Time (excluding the Canceled Shares) shall automatically be converted into the right to receive one newly issued share of Parent Series D Cumulative Redeemable Preferred Stock (the “Series A Preferred Stock Merger Consideration”).
(iv)    Each share of the Company Series B Preferred Stock, issued and outstanding immediately prior to the Company Merger Effective Time (excluding the Canceled Shares) shall automatically be converted into the right to receive one newly issued share of Parent Series E Cumulative Redeemable Preferred Stock (the “Series B Preferred Stock Merger Consideration”).
(v)    All shares of Company Preferred Stock, when so converted pursuant to Section 3.1(b)(iii) and Section 3.1(b)(iv), respectively, shall automatically be cancelled and cease to exist. Each holder of a share of Company Preferred Stock that was outstanding immediately prior to the Company Merger Effective Time shall cease to have any rights with respect thereto, except the right to receive the Series A Preferred Stock Merger Consideration and the Series B Preferred Stock Merger Consideration therefor, as applicable, upon the surrender of such share of Company Preferred Stock in accordance with Section 3.4.

(c)Treatment of Company Equity Awards.
(i)    Immediately prior to the Company Merger Effective Time, without any action on the part of the holder thereof, each Company RSU Award that is outstanding immediately prior to the Company Merger Effective Time, whether or not vested, shall automatically vest (to the extent not yet vested) effective as of immediately prior to the Company Merger Effective Time and settle in shares of Company Common Stock effective as of immediately prior to the Company Merger Effective Time (and, in any event, no later than the last day of the “short-term deferral” period with respect to such Company RSU Award within the meaning of Treasury Regulation Section 1.409A-1(b)(4)), with the number of shares issuable upon settlement determined in accordance with the terms of the applicable award agreement, and be treated as outstanding shares of Company Common Stock for all purposes of this Agreement, including the right to receive the Common Stock Merger Consideration pursuant to Section 3.1(b). For purposes of the foregoing, the Company RSU Awards will be net settled in respect of applicable withholding Taxes, if any (discussed in (iv) below). For the avoidance of doubt, any amounts relating to dividend equivalent rights, if any, granted with respect to such Company RSU Award that are accrued but unpaid as of the settlement of such Company RSU Award will be paid immediately prior to the Company Merger Effective Time (but in no event later than the last day of the “short-term deferral” period with respect to such amounts within the meaning of Treasury Regulation Section 1.409A-1(b)(4)).
(ii)    Immediately prior to the Company Merger Effective Time, without any action on the part of the holder thereof, each Company PSU Award that is outstanding immediately prior to the Company Merger Effective Time shall automatically vest (to the extent not yet vested) assuming maximum performance for the performance goals effective as of immediately prior to the Company Merger Effective Time and settle in shares of Company Common Stock effective as of immediately prior to the Company Merger Effective Time (and, in any event, no later than the last day of the “short-term deferral” period with respect to such Company PSU Award within the meaning of Treasury Regulation Section 1.409A-1(b)(4)), with the number of shares issuable upon settlement determined in accordance with the terms of the applicable award agreement (assuming maximum performance for the performance goals), and be treated as outstanding shares of Company Common Stock for all purposes of this Agreement, including the right to receive the Common Stock Merger Consideration pursuant to Section 3.1(b). For purposes of the foregoing, the Company PSU Awards will be net settled in respect of applicable withholding Taxes, if any (discussed in (iv) below). For the avoidance of doubt, any amounts relating to dividend equivalent rights, if any, granted with respect to such Company PSU Award that are accrued but unpaid as of the Company Merger Effective Time will be paid immediately prior to the Company Merger Effective Time (but in no event later than the last day of the “short-term deferral” period with respect to such amounts within the meaning of Treasury Regulation Section 1.409A-1(b)(4)).
(iii)    Immediately prior to the Company Merger Effective Time, each Company Restricted Stock Award that is outstanding immediately prior to the Company Merger Effective Time shall fully vest and all restrictions thereupon shall lapse effective as of immediately prior to the Company Merger Effective Time. For purposes of the foregoing, each Company Restricted Stock Award will be net settled in respect of applicable withholding Taxes, if any (discussed in (iv) below). Following net settlement, the remaining Company Common Stock under a Company Restricted Stock Award shall receive the Common Stock Merger Consideration pursuant to Section 3.1(b). For the avoidance of doubt, any amounts relating to dividend equivalent rights, if any, granted with respect to such Company Restricted Stock Award that are accrued but unpaid as of the Company Merger Effective Time will be paid immediately prior to the Company Merger Effective Time (but in no event later than the last day of the “short-term deferral” period with respect to such amounts within the meaning of Treasury Regulation Section 1.409A-1(b)(4)).
(iv)    The Company shall, and shall cause each applicable Subsidiary of the Company to, process, pay, and distribute all amounts and shares payable in respect of the Company RSU Awards, Company PSU Awards, Company Restricted Stock Awards and Company LTIP Units that are subject to withholding, dividend equivalent rights, if any, granted with respect to such Company Equity Awards that are accrued but unpaid as of the Company Merger Effective Time, as compensation to the holders thereof through the payroll system of the Company or its applicable Subsidiary maintained with the Company as of date of the Agreement, or such other payroll provider then used in the ordinary course of business (the “Payroll Provider”), and shall make and maintain all arrangements with the Payroll Provider necessary to deduct, withhold, remit and report all federal, state, local and foreign Taxes required to be withheld with respect thereto. For the avoidance of doubt, any withholding Tax required with respect to such settlement shall be accomplished by net settlement — that is, by the Company or the applicable Subsidiary of the Company reducing the number of shares of Company Common Stock otherwise deliverable to such holder by a number of shares of Company Common Stock with a fair market value on the settlement date equal to the required withholding (rounded up to the nearest whole share) — and the Company shall cause the corresponding cash amount to be funded and remitted, through the Payroll Provider, to the appropriate Governmental Authority. All amounts so deducted and withheld shall be treated for all purposes of this Agreement as having been paid to the holder in respect of whom the deduction and withholding was made.
(v)    Prior to the Company Merger Effective Time, the Company Board or the appropriate committee thereof shall take all actions necessary to approve and effectuate the provisions of this Section 3.1(c), including adopting any necessary resolutions and delivering appropriate notices. The Company shall give Parent a reasonable opportunity to review and comment on such resolutions and notices and shall consider Parent’s comments in good faith; provided, that any resolution or notice relating to Section 409A of the Code or to Tax withholding shall be subject to Parent’s prior written consent (not to be unreasonably withheld, conditioned or delayed). In no event shall the Closing be delayed as a result of this Section 3.1(c)(v).
(vi)    Notwithstanding anything in this Agreement to the contrary, the treatment of the Company RSU Awards and Company PSU Awards pursuant to this Section 3.1(c) shall be effected in a manner intended to comply with Section 409A of the Code or an applicable exemption therefrom, and this Agreement shall be construed and administered consistent with such intent. To the extent applicable, the assumption, conversion, substitution or adjustment of any Company Equity Award intended to qualify as an incentive stock option shall be effected in a manner intended to satisfy Section 424(a) of the Code.
(d)Adjustments. If, between the date of this Agreement and the Company Merger Effective Time, the outstanding shares of Company Common Stock, Company Preferred Stock or Parent Common Stock or any outstanding Company Partnership Units are changed into a different number or class or series of shares or units by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, then the applicable Merger Consideration shall be appropriately and equitably adjusted, without duplication; provided, however, that nothing in this Section 3.1(d) shall be construed to permit the Company or any of its Subsidiaries, Parent or any other Person to take any action that is otherwise prohibited by the terms of this Agreement.
3.2.Treatment of Company Partnership Units. At the Partnership Merger Effective Time, by virtue of the Partnership Merger and without any action on the part of any party hereto or holder of any Company Partnership Units or any other securities of the Company Operating Partnership:
(a)Each share of Company Common Stock and Company Preferred Stock and each Company RSU Award, Company PSU Award and Company Restricted Stock Award issued and outstanding immediately prior to the Partnership Merger Effective Time shall remain issued and outstanding following the Partnership Merger Effective Time.
(b)Each Company Common Unit issued and outstanding as of immediately prior to the Partnership Merger Effective Time (excluding the Canceled Units) shall automatically be converted into Company Common Stock. All such Company Common Units, when so converted pursuant to this Section 3.2(a), shall automatically be cancelled and cease to exist. Each holder of a Company Common Unit that was outstanding immediately prior to the Partnership Merger Effective Time shall cease to have any rights with respect thereto, except the right to receive (A) Company Common Stock, (B) any dividends or other distributions in accordance with the Company Operating Partnership Agreement and (C) any cash to be paid in lieu of any fractional shares of Company Common Stock in accordance with the Company Operating Partnership Agreement, in each case, to be issued or paid in consideration therefor upon the surrender of any Book-Entry Shares, as applicable, in accordance with Section 3.4. Such shares of Company Common Stock shall have the right to receive the Common Stock Merger Consideration pursuant to Section 3.1(b).
(c)All Company Partnership Units held by the Company, Parent or any direct or indirect Subsidiary of the Company or Parent, in each case, immediately prior to the Partnership Merger Effective Time (the “Canceled Units”), shall automatically be cancelled and shall cease to exist as of the Partnership Merger Effective Time, and no consideration shall be delivered or deliverable in exchange therefor.
(d)The general partnership interest in the Company Operating Partnership held by the Company immediately prior to the Partnership Merger Effective Time shall automatically be cancelled and shall cease to exist as of the Partnership Merger Effective Time, and no consideration shall be delivered or deliverable in exchange therefor.
(e)Prior to the Partnership Merger Effective Time, the Company, as the sole general partner of the Company Operating Partnership, shall take all such actions as are necessary to approve and effectuate as of immediately prior to the Partnership Merger Effective Time the conversion of all Company LTIP Units issued and outstanding as of immediately prior to the Partnership Merger Effective Time into Company Common Stock, including making any determinations and adopting any resolutions as may be necessary and delivering appropriate notices.
3.3.Dissenters’ Rights. No dissenters’ or appraisal rights shall be available with respect to the Mergers or the other Transactions.
3.4.Exchange of Company Common Stock and Company Preferred Stock.
(a)Exchange Agent. At or prior to the Partnership Merger Effective Time, Parent and Parent Manager shall designate Parent’s or the Company’s transfer agent (the “Exchange

Agent”) to act as agent for the holders of shares of Company Common Stock and Company Preferred Stock to receive the Merger Consideration, including the Per Share Additional Manager Consideration, and cash sufficient to pay cash in lieu of fractional shares pursuant to Section 3.4(h) and any dividends or other distributions pursuant to Section 3.4(g), to which such holders shall become entitled pursuant to this Article III and shall enter into an exchange and paying agent agreement reasonably acceptable to the Company, Parent and Parent Manager relating to the Exchange Agent’s responsibilities under this Agreement. At or prior to the Partnership Merger Effective Time, (1) Parent shall deposit, or cause to be deposited, with the Exchange Agent, in trust for the benefit of the holders of Company Common Stock and the holders of Company Preferred Stock, as applicable, for issuance in accordance with this Article III through the Exchange Agent, (A) the number of shares of Parent Common Stock issuable to the holders of Company Common Stock outstanding immediately prior to the Company Merger Effective Time pursuant to Section 3.1, (B) cash sufficient to pay the aggregate Per Share Parent Cash Consideration, (C) cash sufficient to make payments in lieu of fractional shares in accordance with Section 3.4(h), (D) the number of shares of Parent Series D Cumulative Redeemable Preferred Stock issuable to the holders of Company Series A Preferred Stock outstanding immediately prior to the Company Merger Effective Time pursuant to Section 3.1 and (E) the number of shares of Parent Series E Cumulative Redeemable Preferred Stock issuable to the holders of Company Series B Preferred Stock outstanding immediately prior to the Company Merger Effective Time pursuant to Section 3.1 and (2) Parent Manager (acting solely on its own behalf) shall deposit, or cause to be deposited, with the Exchange Agent, in trust for the benefit of the holders of Company Common Stock, for issuance in accordance with this Article III through the Exchange Agent, cash sufficient to pay the aggregate Per Share Additional Manager Consideration. Notwithstanding anything contained in this Agreement to the contrary, to the extent after the Closing Date that Parent Manager has not deposited, or cause to be deposited, cash sufficient to pay the aggregate Per Share Additional Manager Consideration, Parent shall deposit, or cause to be deposited, with the Exchange Agent, in trust for the benefit of the holders of Company Common Stock, for issuance in accordance with this Article III through the Exchange Agent an amount in cash equal to the difference between (x) the amount of cash sufficient to pay the aggregate Per Share Additional Manager Consideration minus (y) the aggregate amount deposited by Parent Manager pursuant to the immediately foregoing clause (2). Parent agrees to deposit with the Exchange Agent, from time to time as needed, cash sufficient to pay any dividends and other distributions pursuant to Section 3.4(g) and to make any cash payments in lieu of fractional shares pursuant to Section 3.4(h). The Exchange Agent shall, pursuant to irrevocable instructions, deliver the Merger Consideration contemplated to be issued in exchange for shares of Company Common Stock and Company Preferred Stock, as applicable, pursuant to this Agreement out of the Exchange Fund. Except as contemplated by this Section 3.4(a), Section 3.4(g) and Section 3.4(h), the Exchange Fund shall not be used for any other purpose, subject to Section 3.4(f). Any cash, shares of Parent Common Stock and shares of Parent Preferred Stock deposited with the Exchange Agent (including as payment for fractional shares in accordance with Section 3.4(h) and any dividends or other distributions in accordance with Section 3.4(g)) shall hereinafter be referred to as the “Exchange Fund.” The Surviving Entity shall pay all charges and expenses, including those of the Exchange Agent, in connection with the exchange of shares of Company Common Stock and Company Preferred Stock for the Merger Consideration and cash in lieu of fractional shares.
(b)Exchange Procedures. As soon as reasonably practicable after the Company Merger Effective Time, and in no event later than two Business Days thereafter, the Surviving Entity shall, and Parent shall cause the Surviving Entity to, cause the Exchange Agent to mail to each holder of record of Book-Entry Shares whose shares of Company Common Stock and Company Preferred Stock were converted into the right to receive the consideration payable pursuant to Section 3.1(b) instructions for use in effecting the surrender of such Book-Entry Shares in exchange for the Merger Consideration set forth in Section 3.1(b) and Section 3.2(b).

Each holder of record of Book-Entry Shares, upon surrender to the Exchange Agent of such Book-Entry Shares (which shall be deemed surrendered upon receipt by the Exchange Agent of an “agent’s message” in customary form or such other evidence as the Exchange Agent may reasonably request), shall be entitled to receive in exchange therefor the amount of (i) Merger Consideration to which such holder is entitled pursuant to Section 3.1(b) (other than the portion of such Merger Consideration that is cash (as applicable)); and (ii) a check or wire transfer in the amount equal to (A) the cash payable in lieu of any fractional shares of Parent Common Stock pursuant to Section 3.4(h) and dividends and other distributions pursuant to Section 3.4(g) plus (B) the portion of the Merger Consideration contemplated by the foregoing clause (i) that is cash (as applicable), and the Book-Entry Shares so surrendered shall forthwith be canceled. In the event of a transfer of ownership of Company Common Stock or Company Preferred Stock that is not registered in the transfer records of the Company, payment of the applicable Merger Consideration may be made to a Person other than the Person in whose name the Book-Entry Share so surrendered is registered if such Book-Entry Share shall be in proper form for transfer and the Person requesting such payment shall pay any transfer Taxes required by reason of the transfer or establish to the reasonable satisfaction of Parent and the Exchange Agent that such Taxes have been paid or are not applicable. Until surrendered as contemplated by this Section 3.4(b), each Book-Entry Share shall be deemed at any time after the Company Merger Effective Time to represent only the right to receive upon such surrender of the Merger Consideration, subject to the terms and conditions set forth herein. No interest shall be paid or will accrue on any payment to holders of Book-Entry Shares pursuant to the provisions of this Article III. If any shares of Company Common Stock or Company Preferred Stock are represented by certificates, then the Exchange Agent shall, within three (3) Business Days after the Company Merger Effective Time, cause to be sent to such holders of certificates (x) a letter of transmittal, which shall specify that delivery of such shares shall be effected, and risk of loss and title to the certificates shall pass, only upon proper delivery of the certificates to the Exchange Agent, and which letter of transmittal shall otherwise be in a customary form and agreed to by Parent and the Company prior to the Closing and (y) instructions for use in effecting the surrender of such certificates, and appropriate actions shall otherwise be taken to give effect to the exchange procedures in this Section 3.4 with respect to such certificated shares.
(c)No Further Ownership Rights in Company Common Stock and Company Preferred Stock. The Merger Consideration paid upon the surrender of Book-Entry Shares in accordance with the terms of this Article III shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Common Stock and Company Preferred Stock formerly represented by such Book-Entry Shares, subject, however, to the Surviving Entity’s obligation to pay any dividends or make any other distributions with a record date prior to the Partnership Merger Effective Time that may have been declared or made by the Company or the Company Operating Partnership, as applicable, on the shares of Company Common Stock or Company Preferred Stock in accordance with the terms of this Agreement prior to the Partnership Merger Effective Time. At the close of business on the Closing Date, the share transfer books of the Company shall be closed, and there shall be no further registration of transfers on the share transfer books of the Surviving Entity of the shares of Company Common Stock or Company Preferred Stock that were outstanding immediately prior to the Company Merger Effective Time. If, after the Company Merger Effective Time, any Book-Entry Share is presented to the Surviving Entity for transfer, it shall be canceled against delivery of and exchanged as provided in this Article III. At the close of business on the Closing Date, the share transfer books of the Company Operating Partnership shall be closed. If, after the Partnership Merger Effective Time, any Book-Entry Share is presented to the Company for transfer, it shall be canceled against delivery of and exchanged as provided in this Article III.

(d)Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investments thereof) that remains unclaimed by, or otherwise undistributed to, the holders of the Book-Entry Shares for twelve (12) months after the Company Merger Effective Time shall be delivered to Parent or the Surviving Entity, upon demand.
(e)No Liability. None of Parent, Merger Sub, Parent Manager, the Company, the Company Operating Partnership, the Surviving Corporation, the Surviving Entity, the Exchange Agent or any of their respective Representatives shall be liable to any Person in respect of any distributions from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.
(f)Investment of Exchange Fund. The Exchange Agent shall invest any cash included in the Exchange Fund, as directed by Parent; provided, however, that no such investment or loss thereon shall affect the amounts payable to holders of Book-Entry Shares pursuant to this Article III, and following any losses from any such investment, Parent shall promptly provide additional funds to the Exchange Agent for the benefit of the holders of shares of Company Common Stock and Company Preferred Stock at the Company Merger Effective Time in the amount of such losses, which additional funds will be deemed to be part of the Exchange Fund. Any interest or other income resulting from such investments shall be paid to Parent, upon demand.
(g)Distributions with Respect to Parent Common Stock or Parent Preferred Stock. No dividends or other distributions declared or made with respect to shares of Parent Common Stock or Parent Preferred Stock, as applicable, with a record date after the Company Merger Effective Time shall be paid to the holder of any untransferred Book-Entry Shares with respect to the whole shares of Parent Common Stock or Parent Preferred Stock, as applicable, that such holder would be entitled to receive upon transfer of such Book-Entry Shares and no cash payment in lieu of fractional shares of Parent Common Stock shall be paid to any such holder, in each case until such holder shall surrender or transfer such Book-Entry Shares in accordance with this Section 3.4. Following surrender or any such transfer of any such Book-Entry Shares, there shall be paid to such holder of whole shares of Parent Common Stock or Parent Preferred Stock, as applicable, issuable in exchange therefor, without interest, (i) promptly after the time of such surrender or transfer, as applicable, the amount of dividends or other distributions with a record date after the Company Merger Effective Time theretofore paid with respect to such whole shares of Parent Common Stock or Parent Preferred Stock, as applicable, to which such holder is entitled pursuant to this Agreement, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Company Merger Effective Time but prior to such surrender or transfer and with a payment date subsequent to such surrender or transfer payable with respect to such whole shares of Parent Common Stock or Parent Preferred Stock, as applicable. For purposes of dividends or other distributions in respect of shares of Parent Common Stock or Parent Preferred Stock, as applicable, all whole shares of Parent Common Stock or Parent Preferred Stock, as applicable, to be issued pursuant to the Mergers shall be entitled to dividends pursuant to the immediately preceding sentence as if such whole shares of Parent Common Stock or Parent Preferred Stock, as applicable, were issued and outstanding as of the Company Merger Effective Time.
(h)No Fractional Shares of Parent Common Stock. No certificates or scrip or shares representing fractional shares of Parent Common Stock or Parent Preferred Stock shall be issued upon the surrender for the transfer of Book-Entry Shares and such fractional share interests will not entitle the owner thereof to vote or to have any rights of a stockholder of Parent or a holder of shares of Parent Common Stock. Notwithstanding any other provision of this Agreement, each holder of shares of Company Common Stock exchanged pursuant to the Mergers who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock (after taking into account all Book-Entry Shares delivered by such holder)

shall receive, in lieu thereof, cash (without interest) in an amount equal to the product of (i) such fractional part of a share of Parent Common Stock multiplied by (ii) the Closing Volume-Weighted Average Price. As promptly as practicable after the determination of the amount of cash, if any, to be paid to holders of shares of Company Common Stock exchanged pursuant to the Mergers who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock (after taking into account all Book-Entry Shares delivered by such holder), the Exchange Agent shall so notify Parent, and Parent shall cause the Exchange Agent to forward payments to such holders of fractional interests subject to and in accordance with the terms hereof.
(i)Withholding Taxes. Notwithstanding anything in this Agreement to the contrary, Parent, the Surviving Entity, Parent Manager and the Exchange Agent shall be entitled to deduct and withhold from the consideration to be paid by Parent, the Surviving Entity, Parent Manager or the Exchange Agent hereunder any amount required to be deducted and withheld with respect to the making of such payment under the Code or any other provision of state, local or foreign Tax Law. If Parent, the Surviving Entity, Parent Manager or the Exchange Agent believes that such deduction or withholding is required, the applicable withholding Person shall provide the Company with written notice at least two Business Days prior to withholding any amount pursuant to this Section 3.4(i) such that the Company and/or the holders of Company Common Stock and/or Company Preferred Stock shall have the opportunity to eliminate or reduce such deduction or withholding obligation by filing appropriate documentation or taking other appropriate action, and the Company and Company Operating Partnership agree to provide any documentation or certifications or take such other actions as reasonably requested by Parent. Subject to their respective obligations under applicable Law, Parent, the Surviving Entity, Parent Manager and the Exchange Agent shall use commercially reasonable efforts to cooperate in good faith with the Company and/or such holders as necessary to eliminate or reduce such deduction or withholding. Any such amounts so deducted or withheld shall be paid over to the relevant Taxing Authority in accordance with applicable Law by the Exchange Agent, the Surviving Entity, Parent or Parent Manager, as the case may be, and such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.
Article IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY AND THE COMPANY OPERATING PARTNERSHIP
Except as disclosed in the Company SEC Documents filed with, or furnished to, the SEC on or after January 1, 2024 and publicly available at least one Business Day prior to the date hereof (excluding any disclosures set forth in any “risk factors,” “forward-looking statements” and similar disclosures to the extent cautionary, predictive or forward-looking in nature, but including any historical factual information contained within such statements) (provided, however, that nothing disclosed in the Company SEC Documents shall be deemed to qualify or modify the representations and warranties set forth in Section 4.1, Section 4.2 or Section 4.18), or in the disclosure schedule delivered by the Company to Parent immediately prior to the execution and delivery of this Agreement (the “Company Disclosure Letter”), each of the Company and the Company Operating Partnership, jointly and severally, represents and warrants to Parent and Merger Sub as follows:
4.1.Due Incorporation; Capitalization; Indebtedness.

(a)The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Maryland and has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each of the Company’s Subsidiaries (including the Company Operating Partnership) is a legal entity duly organized, validly existing and (where such concept is recognized) in good standing under the Laws of its jurisdiction of organization and has all requisite corporate or entity power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each of the Company and its Subsidiaries is duly qualified or licensed, and has all necessary governmental approvals, to do business in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such approvals, qualification or licensing necessary, except where the failure to be so duly approved, qualified or licensed has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(b)Section 4.1(b) of the Company Disclosure Letter sets forth an accurate and complete list of each Subsidiary of the Company, including a list of each Subsidiary that is a REIT, partnership, “qualified REIT subsidiary” within the meaning of Section 856(i)(2) of the Code (“Qualified REIT Subsidiary”), a “taxable REIT subsidiary” within the meaning of Section 856(l) of the Code (“Taxable REIT Subsidiary”), or a subsidiary REIT, together with (i) the U.S. federal income tax status of each subsidiary; (ii) the jurisdiction of incorporation or organization, as the case may be, of such Subsidiary; (iii) the type and percentage of interest held, directly or indirectly, by the Company in such Subsidiary; (iv) the amount of its authorized capital stock or other equity interests; and (v) the amount of its outstanding capital stock or other equity interests. Section 4.1(b) of the Company Disclosure Letter also sets forth an accurate and complete list of Persons, other than the Subsidiaries of the Company, in which the Company or any Subsidiary of the Company has an equity interest.
(c)The Company has made available to Parent prior to the date of this Agreement a true and complete copy of the Articles of Incorporation and Bylaws, in each case, as amended through the date hereof. The Articles of Incorporation and Bylaws are in full force and effect, and the Company is not in material violation of any of their provisions.
(d)Capitalization.
(i)    The entire authorized capital stock of the Company is (A) 500,000,000 shares of common stock, par value $0.01 per share (the “Company Common Stock”); and (B) 100,000,000 shares of preferred stock, par value $0.01 per share (the “Company Preferred Stock”), of which (1) 3,800,000 shares are designated as Company Series A Preferred Stock, and (2) 2,070,000 shares are designated as Company Series B Preferred Stock.
(ii)    As of August 7, 2026 (the “Capitalization Date”), there were (A) 36,947,394 shares of Company Common Stock (including 168,068 shares of Company Common Stock subject to outstanding Company Restricted Stock Awards) issued and outstanding; (B) 2,781,635 shares of Company Series A Preferred Stock issued and outstanding; (C) 1,604,103 shares of Company Series B Preferred Stock issued and outstanding; (D) 1,435,360 shares of Company Common Stock reserved for issuance and available for future grants or awards under the Company Equity Plans; (E) 436,654 shares of Company Common Stock reserved for issuance subject to outstanding Company RSU Awards; (F) 531,712 shares of Company Common Stock reserved for issuance subject to outstanding Company LTIP Units; (G) 358,527 shares of Company Common Stock reserved for issuance subject to outstanding Company PSU Awards (assuming 100% of the Performance Payout Percentage); and (H) no other shares of capital stock or other voting securities of the Company issued, reserved for issuance or outstanding. From the Capitalization Date through the date of this Agreement, the Company has not issued any shares of Company Common Stock or any other shares of capital stock or securities convertible or exchangeable into, or exercisable for, any shares of capital stock of the Company or any of its Subsidiaries. All of the outstanding shares of Company Common Stock and Company Preferred Stock are, and all shares of Company Common Stock and Company Preferred Stock that may be issued prior to the Company Merger Effective Time will be, duly authorized, validly issued, fully paid and nonassessable. No shares of Company Common Stock or Company Preferred Stock are subject to or were issued in violation of applicable Law or the Organizational Documents of the Company or the preemptive rights of any stockholder or any purchase option, call option, right of first refusal, subscription right or any similar right under any provision of the MGCL, other applicable Laws, the Articles of Incorporation or Bylaws or any Contract to which the Company is a party or otherwise bound.
(iii)    The Company is the sole general partner of the Company Operating Partnership. As of the Capitalization Date: (A) 36,947,394 Company Common Units were issued and outstanding, all of which are held by the Company; (B) 4,385,738 Company Preferred Units were issued and outstanding, of which (1) 2,781,635 Company Series A Preferred Units were issued and outstanding and all of which are held by the Company, and (2) 1,604,103 Company Series B Preferred Units were issued and outstanding and all of which are held by the Company; (C) 531,712 Company LTIP Units were issued and outstanding; and (D) no other Company Partnership Units or other securities of the Company Operating Partnership were issued, reserved for issuance or outstanding. From the Capitalization Date through the date of this Agreement, the Company Operating Partnership has not issued any Company Partnership Units or any other shares of securities convertible or exchangeable into, or exercisable for, any Company Partnership Units or any securities of the Company or any of its other Subsidiaries. All of the outstanding Company Partnership Units are, and all Company Partnership Units that may be issued prior to the Partnership Merger Effective Time will be, duly authorized, validly issued, fully paid and nonassessable. No Company Partnership Units were subject to or were issued in violation of applicable Law or the preemptive rights of any holder thereof or any purchase option, call option, right of first refusal, subscription right or any similar right under any provision of the DRULPA, other applicable Laws, the certificate of limited partnership of the Company Operating Partnership or the Company Operating Partnership Agreement or any Contract to which the Company Operating Partnership is a party or otherwise bound.
(iv)    Except as set forth in Section 4.1(d)(ii) or Section 4.1(d)(iii), as of the Capitalization Date, there are no: (A) issued and outstanding shares of capital stock of or other voting or equity interests in the Company or any of its Subsidiaries; (B) securities of the Company or any of its Subsidiaries convertible into or exercisable or exchangeable for shares of capital stock of or other voting or equity interests in the Company or any of its Subsidiaries; (C) options, warrants, calls or other rights or agreements to acquire from the Company or any of its Subsidiaries, or other obligation of the Company or its Subsidiaries to issue, deliver, transfer or sell, or cause to be issued, delivered, transferred or sold, any shares of capital stock of or other voting or equity interests in the Company or any of its Subsidiaries or securities convertible into or exercisable or exchangeable for shares of capital stock of or other voting or equity interests in the Company or any of its Subsidiaries; (D) voting trusts, proxies or other similar agreements to which the Company or any of its Subsidiaries (including the Company Operating Partnership) is a party or by which the Company or any of its Subsidiaries (including the Company Operating Partnership) is bound with respect to the voting of any shares of capital stock of or other voting or equity interests in the Company or any of its Subsidiaries (including the Company Operating Partnership); or (E) obligations requiring the registration under applicable Laws for sale of any shares of capital stock of or other voting or equity interests in the Company or any of its Subsidiaries (including the Company Operating Partnership) (the items in clauses (A), (B) and (C) being referred to collectively as the “Company Securities”).
(v)    As of the date hereof, there are no outstanding obligations or authorizations of the Company or any of its Subsidiaries (including the Company Operating Partnership) to repurchase, redeem or otherwise acquire any Company Securities (other than (A) issuances in connection with the purchase, vesting or settlement of Company Equity Awards outstanding as of the Capitalization Date in accordance with their terms, or (B) as set forth in the Articles of Incorporation with respect to the Series A Articles Supplementary and the Series B Articles Supplementary, or the Company Operating Partnership Agreement). No Subsidiary of the Company owns any shares of capital stock of or other equity interests in the Company.
(e)Except as set forth in Section 4.1(e) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries (including the Company Operating Partnership) has outstanding bonds, debentures, notes or other indebtedness for borrowed money, or, other than as referred to in Section 4.1(d) of the Company Disclosure Letter, other securities, the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter. The Company does not have in effect any “poison pill,” stockholder rights plan or similar anti-takeover agreement or plan.
(f)All dividends or other distributions, including dividend equivalent rights, on capital stock of or other voting or equity interests in the Company or any of its Subsidiaries which have been authorized or declared prior to the date hereof, or, in the case of dividend equivalent rights, earned, have been paid in full (except to the extent such dividends have been declared and are not yet due and payable or, with respect to the Company Equity Awards, have been accrued on the most recent balance sheet of the Company filed with the SEC prior to the date hereof and are not yet due and payable).
4.2.Due Authorization.
(a)Each of the Company and the Company Operating Partnership has all requisite corporate or partnership power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to the filings under Section 2.3, to consummate the Transactions, and except, in the case of consummating the Company Merger, for obtaining the Company Stockholder Approval, no other corporate actions or proceedings on the part of the Company or its stockholders shall be necessary to authorize this Agreement and the Transactions. The execution, delivery and performance by the Company and the Company Operating Partnership of this Agreement, and, assuming the representations and warranties set forth in Section 5.14 are true and correct, the consummation by them of the Mergers, have been duly authorized by (i) the Company Board and, except for (A) the filing of the Partnership Certificate of Merger with the Delaware Secretary pursuant to the DRULPA and the Partnership Articles of Merger with the Maryland Department pursuant to the MGCL and (B) the filing the Certificate of Merger with the Delaware Secretary pursuant to the DLLCA and the Articles of Merger with the Maryland Department pursuant to the MGCL, no other corporate action on the part of the Company is necessary to authorize the execution, delivery and performance by the Company of this Agreement and the Transactions and (ii) the

Company, acting in its capacity as the general partner of the Company Operating Partnership, and except for the filing of the Partnership Certificate of Merger with the Delaware Secretary pursuant to the DRULPA and the Partnership Articles of Merger with the Maryland Department pursuant to the MGCL, no other corporate action on the part of the Company or the Company Operating Partnership is necessary to authorize the execution, delivery and performance by the Company Operating Partnership of this Agreement and the Transactions.
(b)The Company Board has unanimously (i) determined that this Agreement and the Transactions, including the Mergers, are advisable, fair to and in the best interests of the Company and the Company’s stockholders; (ii) adopted this Agreement and approved the Transactions, including the Mergers; (iii) directed that this Agreement and the Company Merger be submitted for consideration at the Company Stockholders Meeting; and (iv) resolved, subject to Section 6.5, to recommend that the Company’s stockholders approve this Agreement and the Transactions (the “Company Recommendation”) on the terms and subject to the conditions of this Agreement. The Company Stockholder Approval is the only vote of holders of securities of the Company that is required to adopt this Agreement and approve the Mergers and the other Transactions.
(c)The Company and the Company Operating Partnership have each duly and validly executed and delivered this Agreement. Assuming the due authorization, execution and delivery hereof by Parent, Merger Sub and Parent Manager, this Agreement constitutes a legal, valid and binding obligation of the Company and the Company Operating Partnership enforceable against the Company and Company Operating Partnership in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, fraudulent conveyance, moratorium, reorganization or similar Laws now or hereafter in effect which affect the enforcement of creditors’ rights generally and by rules of Law governing specific performance, injunctive relief and equitable principles (the “Enforceability Exceptions”).
(d)Prior to the execution of this Agreement, the Company and the Company Board have taken all actions necessary to exempt under or make not subject to (i) any applicable Takeover Law or (ii) any provision of the Organizational Documents of the Company and its Subsidiaries (including the Company Operating Partnership) that would require any corporate approval other than that otherwise required by the MGCL or other applicable state Law, each of the execution of this Agreement and the Transactions.
4.3.Consents and Approvals; No Violations.
(a)The execution and delivery of this Agreement does not, and the consummation of the Transactions will not (with or without notice or lapse of time, or both) (i) assuming that the Company Merger and this Agreement are approved by the affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock entitled to vote on such matters (the “Company Stockholder Approval”) at the Company Stockholders Meeting, contravene, conflict with or result in a violation of any provision of the Organizational Documents of the Company or its Subsidiaries, (ii) result in a violation of, or default under, or acceleration of any material obligation or the loss of a material benefit under, or result in the creation of any Liens (other than Company Permitted Liens) upon any of the properties or assets of the Company or any of its Subsidiaries under, any provision of any Company Material Contract, or (iii) assuming the approvals, consents, clearances, waivers or authorizations referred to in Section 4.3(b) are duly and timely obtained or made and the Company Stockholder Approval has been obtained, contravene, conflict with or result in a violation of any Law applicable to the Company or any of its Subsidiaries or any of their respective properties or assets, other than, in the case of clauses (ii) and (iii), any such contraventions, conflicts, violations, defaults, acceleration, losses or Liens that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(b)No approval, consent, clearance, waiver or authorization from any Governmental Authority is required to be obtained or made by the Company or any of its Subsidiaries in connection with the execution and delivery of this Agreement by the Company or the Company Operating Partnership or the consummation by the Company and the Company Operating Partnership of the Transactions, except for: (i) the filing with the SEC of (A) the Proxy Statement/Prospectus and (B) such reports under the Exchange Act and the Securities Act, and such other compliance with the Exchange Act and the Securities Act and the rules and regulations thereunder, as may be required in connection with this Agreement and the Transactions; (ii) the filing of the Certificate of Merger and the Articles of Merger and any other required filings with, and the acceptance for record by, the Delaware Secretary pursuant to the DLLCA and the Maryland Department pursuant to the MGCL with respect to the Company Merger, as applicable, (iii) the filing of the Partnership Certificate of Merger and the Partnership Articles of Merger with, and acceptance for record by, the Delaware Secretary pursuant to the DRULPA and the Maryland Department pursuant to the MGCL, as applicable; (iv) filings as may be required under the rules and regulations of the NYSE; (v) such filings and approvals as may be required by any applicable state securities or “blue sky” laws; (vi) the consents, authorizations or approvals with respect to the Business Permits; and (vii) any approval, consent, clearance, waiver or authorization of or from a Governmental Authority that the failure to obtain or make would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
4.4.Financial Statements; Internal Controls and Procedures; Investment Company Act.
(a)Since December 31, 2024, the Company has filed or furnished with the SEC all forms, reports, schedules and statements required to be filed or furnished by the Company under the Securities Act or the Exchange Act, respectively (such forms, reports, schedules and statements, as amended, collectively, the “Company SEC Documents”). As of their respective filing dates, or, if amended prior to the date hereof, as of the date of (and giving effect to) the last such amendment made prior to the date hereof, each of the Company SEC Documents, as amended, complied as to form in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Company SEC Documents, and none of the Company SEC Documents contained, when filed or, if amended prior to the date of this Agreement, as of the date of such amendment with respect to those disclosures that are amended, any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.
(b)The consolidated audited and unaudited interim financial statements of the Company included or incorporated by reference in the Company SEC Documents, including all notes and schedules thereto, complied in all material respects, when filed or if amended prior to the date of this Agreement, as of the date of such amendment, with the rules and regulations of the SEC with respect thereto, were prepared in accordance with GAAP applied on a consistent basis during the periods indicated (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as permitted by Rule 10-01 of Regulation S-X of the SEC) and fairly present in all material respects in accordance with applicable requirements of GAAP (subject, in the case of the unaudited interim financial statements, to normal year-end audit adjustments) the consolidated financial position, results of operations, stockholders’ equity and cash flows of the Company and its Subsidiaries (including the Company Operating Partnership), as of the respective dates thereof and for the respective periods indicated therein

(subject, in the case of unaudited interim financial statements, to absence of notes and normal year-end adjustments). To the Knowledge of the Company, as of the date hereof, none of the Company SEC Documents is the subject of ongoing SEC review and the Company does not have outstanding and unresolved comments from the SEC with respect to any of the Company SEC Documents.
(c)Other than any off-balance sheet arrangements disclosed in the Company SEC Documents filed or furnished prior to the date hereof, neither the Company nor any Subsidiary of the Company is a party to, or has any contract to become a party to, any joint venture, off-balance sheet partnership or any similar contractual arrangement, including any off balance sheet arrangements (as defined in Item 303(a) of Regulation S-K of the SEC) where the purpose of such contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company in the Company’s published financial statements or any Company SEC Documents.
(d)The Company has established and maintains disclosure controls and procedures and a system of internal controls over financial reporting (as such terms are defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act) as required by the Exchange Act. From December 31, 2024, to the date of this Agreement, the Company’s auditors and the Company Board have not been advised of (i) any significant deficiencies or material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information or (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting, and, in each case, neither the Company nor any of its Representatives has failed to disclose such information to the Company’s auditors or the Company Board.
(e)Neither the Company nor any of the Subsidiaries of the Company (including the Company Operating Partnership) is, or as of immediately prior to the Company Merger Effective Time will be, required to be registered as an investment company under the Investment Company Act.
4.5.Proxy Statement/Prospectus; Company Information. The Proxy Statement/Prospectus, when filed, distributed or otherwise disseminated to the Company’s stockholders, as applicable, will comply as to form in all material respects with the applicable requirements of the Exchange Act. None of the information supplied or to be supplied by or on behalf of the Company specifically for inclusion or incorporation by reference in the Proxy Statement/Prospectus, at the time it (and any amendment or supplement thereto) is first filed with the SEC, will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. For the avoidance of doubt, no representation or warranty is made by the Company with respect to (and nothing in this Section 4.5 shall apply to) statements made or incorporated by reference in the Proxy Statement/Prospectus based on information (i) supplied by or on behalf of Parent, Merger Sub or any of their Affiliates specifically for inclusion or incorporation by reference therein or (ii) not supplied by or on behalf of the Company and not obtained from or incorporated by reference to the Company’s filings with the SEC.
4.6.No Undisclosed Liabilities. There are no Liabilities of the Company or any of its Subsidiaries that would be required to be reflected on a consolidated balance sheet of the Company and its Subsidiaries prepared in accordance with GAAP, except for (a) Liabilities that are reflected or reserved against on the most recent consolidated balance sheet of the Company and its Subsidiaries included in the Company SEC Documents (including any notes thereto) filed or furnished with the SEC prior to the date hereof, (b) Liabilities arising in connection with the

Transactions, (c) Liabilities incurred in the ordinary course of business since January 1, 2026, and (d) Liabilities which have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
4.7.Intellectual Property. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) the Company or its Subsidiaries (including the Company Operating Partnership) own or are licensed or otherwise possess valid rights to use all Company Intellectual Property used in the conduct of the business of the Company and its Subsidiaries (including the Company Operating Partnership) as it is currently conducted; (b) to the Knowledge of the Company, the conduct of the business of the Company and its Subsidiaries (including the Company Operating Partnership) as it is currently conducted does not infringe, misappropriate or otherwise violate the Intellectual Property rights of any Person; (c) there are no pending or, to the Knowledge of the Company, threatened claims with respect to any of the Company Intellectual Property rights owned by the Company or any Subsidiary of the Company; and (d) to the Knowledge of the Company, no Person is currently infringing or misappropriating Company Intellectual Property owned by the Company or any Subsidiary of the Company. The Company and its Subsidiaries (including the Company Operating Partnership) have taken reasonable measures to protect the confidentiality of Trade Secrets used in the businesses of each of the Company and its Subsidiaries (including the Company Operating Partnership) as presently conducted, except where failure to do so would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
4.8.Contracts.
(a)Section 4.8(a) of the Company Disclosure Letter contains an accurate and complete list, as of the date of this Agreement, of all Contracts (other than any Company Equity Plan) in effect as of the date hereof, of the following types to which the Company or any of its Subsidiaries (including the Company Operating Partnership) is a party or bound, other than a Benefit Plan (Contracts described in clauses (i) through (xi) are collectively referred to as the “Company Material Contracts”), true and complete copies of which have been made available to Parent prior to date of this Agreement:
(i)    any Contract that is filed by the Company as a material Contract pursuant to Item 601(b)(10) of Regulation S-K of the SEC;
(ii)    other than (A) Contracts providing for the acquisition, purchase, sale, funding, pledging, hedging or divestiture of mortgage backed securities and mortgage servicing rights entered into by the Company or its Subsidiaries (including the Company Operating Partnership) that are fully secured by the assets that are the subject of such repurchase agreement and in the ordinary course of business; and (B) repurchase agreements (as in effect as of the date hereof) to finance the purchase price of assets or refinance the Company’s repurchase obligations pursuant to such repurchase agreements, in each case in the ordinary course of the Company’s business, each merger, business combination, acquisition, purchase, sale or divestiture Contract that contains representations, covenants, indemnities or other obligations (including “earnout” or other contingent payment obligations) that would reasonably be expected to result in the receipt or making of future payments in excess of $250,000;
(iii)    each Contract that grants any Lien (other than any Company Permitted Lien), including any right of first refusal or right of first offer, or that limits the ability of the Company, any Subsidiary of the Company or any of their respective Affiliates to own, operate, sell, transfer, pledge or otherwise dispose of any businesses, securities or assets (other than provisions requiring notice of or consent to assignment by any counterparty thereto);
(iv)    each Contract relating to outstanding indebtedness (or commitments or guarantees in respect thereof) of the Company or any of its Subsidiaries (including the Company Operating Partnership) (whether incurred, assumed, guaranteed or secured by any asset) in excess of $250,000, other than agreements solely among the Company and its wholly owned Subsidiaries and other than obligations in respect of repurchase agreements that are fully secured by the assets that are the subject of such repurchase agreements, “dollar roll” transactions and similar financing arrangements, in each case entered into in the ordinary course of business;
(v)    each Contract that involves or constitutes an interest rate cap, interest rate collar, interest rate swap or other Contract relating to a forward, swap or other hedging transaction of any type, unless entered into for bona fide hedging purposes in the ordinary course of business;
(vi)    each employment Contract to which the Company or a Subsidiary of the Company is a party other than employment Contracts providing for at-will employment that can be terminated by the Company or its applicable Subsidiary at any time without prior notice and without liability to the Company or any of its Subsidiaries (including the Company Operating Partnership);
(vii)    each Contract containing any non-compete, exclusivity or similar type of provision that materially restricts the ability of the Company or any of its Subsidiaries (including the Company Operating Partnership) (or Parent or its Affiliates upon consummation of the Transactions) to compete in any line of business or with any Person or geographic area;
(viii)    each material partnership, joint venture, limited liability company or strategic alliance agreement to which the Company or a Subsidiary of the Company is a party (other than any such agreement solely between or among the Company and its wholly owned Subsidiaries);
(ix)    each Contract between or among the Company or any Subsidiary of the Company, on the one hand, and any officer, director or Affiliate (other than a wholly owned Subsidiary of the Company) of the Company or any of its Subsidiaries (including the Company Operating Partnership) or any of their respective “associates” or “immediate family” members (as such terms are defined in Rule 12b-2 and Rule 16a-1 of the Exchange Act), on the other hand;
(x)    each vendor, supplier or third-party consulting or similar Contract not otherwise described in this Section 4.8(a) that (A) cannot be voluntarily terminated pursuant to its terms within sixty (60) days after the Company Merger Effective Time and (B) under which it is reasonably expected that the Company or any of its Subsidiaries (including the Company Operating Partnership) will be required to pay fees, expenses or other costs in excess of $250,000 following the Company Merger Effective Time; and
(xi)    each Contract for the purchase, sale, acquisition, disposition, lease, sublease, license, sublicense, use or occupancy of any real property (including, without limitation, any Leased Real Property or any direct or indirect interest in any real property).
(b)Neither the Company nor any Subsidiary of the Company is in breach of or default under any Company Material Contract and, to the Knowledge of the Company, as of the date hereof, no other party to any Company Material Contract is in breach of or default under any Company Material Contract, and no event has occurred through the Company’s or any of its Subsidiaries’ (including the Company Operating Partnership’s) action, that with notice or the lapse of time or both would constitute a breach of or default or result in the termination of or a right of termination or cancelation thereunder, accelerate the performance or obligations required thereby, or result in the loss of any benefit under any Company Material Contract, in each case except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each Company Material Contract (i) is a valid and binding obligation of the Company or the Subsidiary of the Company that is party thereto and, to the Knowledge of the Company, of each other party thereto; and (ii) is in full force and effect, subject to the Enforceability Exceptions, in each case except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries (including the Company Operating Partnership) has received any written notice of any other party to a Company Material Contract to terminate for default, convenience or otherwise, or not renew, any Company Material Contract, in each case except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
4.9.Insurance. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company maintains insurance with insurers in such amounts and against such risks as the management of the Company has in good faith determined to be prudent and appropriate, all material insurance policies maintained by or for the benefit of the Company or any of its Subsidiaries (including the Company Operating Partnership), or otherwise covering the business of the Company and its Subsidiaries, are in full force and effect in accordance with their terms and, to the Knowledge of the Company, no written notice of cancelation or non-renewal of such policies has been received, and there is no existing breach, default or event which, with or without notice or the lapse of time or both, would constitute a breach or default or permit termination or modification of any such policies.
4.10.Employee Benefits.
(a)Section 4.10(a) of the Company Disclosure Letter sets forth an accurate and complete list of each Company Benefit Plan and each PEO Benefit Plan.
(b)With respect to each Company Benefit Plan, the Company has made available to Parent accurate and complete copies of each of the following, to the extent applicable: (i) where the Company Benefit Plan has been reduced to writing, the plan document together with all amendments; (ii) where the Company Benefit Plan has not been reduced to writing, a written summary of all material plan terms; (iii) the most current trust agreements or other funding arrangements, custodial agreements, insurance policies and contracts, administration agreements and similar agreements, and investment management or investment advisory agreements, now in effect; (iv) the most recent summary plan description and any subsequent summaries of material modifications relating to any Company Benefit Plan; (v) in the case of any Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code, the most recent determination, opinion or advisory letter from the Internal Revenue Service; (vi) in the case of any Company Benefit Plan for which a Form 5500 is required to be filed, the three most recently filed Forms 5500, with schedules and financial statements attached (if applicable); (vii) actuarial reports received for any Company Benefit Plan with respect to the three most recently completed plan years; (viii) nondiscrimination testing results for the most recent three years; (ix) Forms 1094 and 1095 and summaries of benefits and coverage for the past three years; and (x) any non-routine correspondence with any Governmental Authority within the last three years.
(c)Each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code and, to the Knowledge of the Company, each PEO Benefit Plan that is intended to be qualified under Section 401(a) of the Code, either has received a current favorable determination letter from the IRS as to its qualified status or may rely upon a current favorable prototype opinion letter from the IRS for a prototype plan, and, to the Knowledge of the Company, no fact or event has occurred that would reasonably be expected to adversely affect the qualified status of any such Company Benefit Plan. Each Company Benefit Plan (and any related trust or other funding vehicle) has been established, maintained, funded and administered in all material respects in accordance with its terms and in all material respects in compliance with ERISA, the Code and other applicable Laws, and, to the Knowledge of the Company, no event has occurred and no condition exists with respect to any Company Benefit Plan that would reasonably be expected to result in any material Tax, penalty or other liability or obligation of the Company or any of its Subsidiaries, including with respect to Sections 6055, 6056, 4980B, 4980D and 4980H of the Code.
(d)Except as set forth on Section 4.10(d) of the Company Disclosure Letter, no Company Benefit Plan is, and the Company does not maintain, sponsor, participate in, contribute to, or have any obligation to contribute to, or have any other current or contingent liability or obligations (including, solely in the case of clauses (i), (ii) and (iii) below, on account of an ERISA Affiliate) under or with respect to, (i) any “defined benefit plan” as defined in Section 3(35) of ERISA, (ii) any other plan that is or was subject to Section 302 or Title IV of ERISA or Section 412 of the Code, (iii) any Multiemployer Plan, (iv) any multiple employer plan within the meaning of Section 413(c) of the Code or (v) any “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA.
(e)No Company Benefit Plan provides any current or potential obligation to provide post-employment or retiree health, medical or other welfare benefits coverage, other than health care continuation coverage required by Section 4980B of the Code or other applicable Law for which the recipient pays the full premium cost of coverage or coverage through the end of the calendar month in which a termination of employment occurs.
(f)To the Knowledge of the Company, there has been no non-exempt “prohibited transaction” within the meaning of Section 4975 of the Code or Section 406 of ERISA or breach of fiduciary duty (as determined under ERISA) with respect to any Company Benefit Plan that is an “employee benefit plan” within the meaning of Section 3(3) of ERISA, and all contributions (including all employer contributions and employee salary reduction contributions), have been timely made, paid or properly accrued in all material respects accordance with the terms of the Company Benefit Plan and the requirements of applicable Law. There is no pending or, to the Knowledge of the Company, threatened in writing action, suit, litigation, arbitration, mediation, investigation, audit, administrative proceeding or other similar legal, regulatory or dispute resolution proceeding relating to any Company Benefit Plan, other than routine claims for benefits and appeals thereof.
(g)Except as set forth in Section 4.10(g) of the Company Disclosure Letter, neither the execution by the Company or the Company Operating Partnership of this Agreement nor the consummation of the Transactions could (either alone or in combination with any additional or subsequent events): (i) increase the amount or value of any compensation or benefits (whether in cash, property, the vesting of property or otherwise) due to any Company

Service Provider; (ii) result in or cause any acceleration of the time of payment or vesting of any compensation or benefits, or trigger any funding or payment of any compensation or benefits (including funding of compensation or benefits through a trust or otherwise); (iii) result in any severance, termination or similar types of payments or benefits; (iv) result in any forgiveness of indebtedness to any Company Service Provider; (v) require a contribution by the Company or any of its ERISA Affiliates to any Company Benefit Plan; or (vi) limit or restrict the ability to merge, amend or terminate any Company Benefit Plan. No amounts paid or payable by any of the Company or any of its Subsidiaries is subject to any Tax or penalty imposed under Section 457A of the Code.
(h)Each Company Benefit Plan that constitutes in any part a “nonqualified deferred compensation plan” (within the meaning of Section 409A of the Code) been operated and administered in all material respects in operational compliance with, and is in all material respects in documentary compliance with, Section 409A of the Code and applicable guidance thereunder and no amount payable under any such Company Benefit Plan has been or is reasonably expected to be, subject to interest, penalties or additional tax under Section 409A of the Code.
(i)No payment or benefit, individually or together with any other payment or benefit, that could be received (whether in cash, property or the vesting of property), as a result of the Transactions, either alone or in combination with another any other event, by any individual or Company Service Provider shall be nondeductible by reason of Section 280G of the Code or subject to an excise tax under Section 4999 of the Code after taking into account any payment or benefit provided, promised, granted, accelerated or contemplated by the Company or any of its Subsidiaries and, to the extent disclosed in writing to the Company or its Representatives prior to the date of this Agreement, by Parent or any of its Affiliates, or pursuant to any contract, plan, arrangement, agreement, commitment, understanding or other undertaking, entered into by any of the foregoing or their direction, in each case in connection with, contingent upon or otherwise relating to the Transactions. Neither the Company nor any of its ERISA Affiliates has any current or contingent obligation to indemnify, gross- up, reimburse or otherwise make whole any individual for any Taxes or related interest or penalties incurred by such individual, including under Section 409A or 4999 of the Code or otherwise.
(j)To the Knowledge of the Company, each Company Partnership Unit that is intended to constitute a “profits interest” within the meaning of Rev. Proc. 93-27, 1993-2 C.B. 343 and Rev. Proc. 2001-43, 2001-2 C.B. 191 so qualifies and each holder of a Company Partnership Unit made a timely election under Section 83(b) of the Code.
(k)Each Company RSU Award and each Company PSU Award (i) constitutes a “short-term deferral” within the meaning of, and is exempt from Section 409A of the Code pursuant to, Treasury Regulation Section 1.409A-1(b)(4), and (ii) by its terms is, and at all relevant times has been, required to be settled and paid no later than the fifteenth (15th) day of the third month following the end of the first taxable year in which the applicable award (or the relevant portion thereof) is no longer subject to a substantial risk of forfeiture. No Company RSU Award or Company PSU Award provides for, or is subject to any election permitting, payment or settlement upon or after any date or event (including a separation from service, a specified date or schedule, or a change in control) that could occur later than the end of such short-term deferral period. Accordingly, the vesting, cancellation, conversion, settlement, and payment of the Company RSU Awards and Company PSU Awards as contemplated by Section 3.1(c) will not result in the imposition of any Tax, interest, or penalty under Section 409A of the Code on any holder thereof. The execution and delivery of this Agreement and the consummation of the Transactions (including the Company Merger) constitute, and satisfy the definition of, a “change in control” (or term of similar import) under each Company Equity Plan and under each applicable award or grant agreement governing the Company RSU

Awards, Company PSU Awards, and Company Restricted Stock Awards, in each case such that the treatment of such awards set forth in Section 3.1(c) is permitted by, and may be effected in accordance with, the terms of the applicable Company Equity Plan and award or grant agreement without the consent of any holder and without any acceleration, payment, or settlement that is not otherwise permitted thereunder.
4.11.Labor Matters.
(a)Neither the Company nor any of its Subsidiaries is a party to, bound by or negotiating with respect to any collective bargaining agreement or other Contract with a labor union or labor organization, and no labor union or labor organization is representing or, to the Knowledge of the Company, purporting to represent any employee of the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries is, or since November 14, 2024 has been, subject to a material labor dispute, strike or work stoppage.
(b)Except as would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect, (i) since November 14, 2024, the Company and each of its Subsidiaries has been in compliance with all applicable employment Laws and (ii) there are no claims pending or, to the Knowledge of the Company, threatened in writing alleging violation of applicable employment Law, and no such claims have been pending or, to the Knowledge of the Company, threatened in writing since November 14, 2024.
(c)As of the date hereof, the Company has provided Parent a true and complete list of each employee of the Company or any of its Subsidiaries that specifies for each such individual, to the extent applicable, his or her: (i) name; (ii) job title; (iii) employing entity; (iv) hire date and service date (if different than hire date); (v) status as exempt or non-exempt under the Fair Labor Standards Act; (vi) current annualized salary or hourly rate of pay, as applicable; (vii) eligibility to receive other compensation (including bonus, severance, commissions, profit-sharing, pension benefits and any other non-wage compensation); (viii) leave status (including type of leave, duration of leave and expected return date); (ix) details of any applicable visa, work permit or other work authorization, including details regarding sponsoring entity and date of expiration, as applicable; and (x) primary location of employment.
4.12.Taxes. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, provided that any breach of the representations or warranties in Section 4.12(b), (c) or (s) shall be deemed to have a Company Material Adverse Effect:
(a)The Company and each of its Subsidiaries has (i) duly and timely filed (or there have been filed on their behalf) with the appropriate Taxing Authority all U.S. federal income and all other material Tax Returns required to be filed by them, taking into account any extensions of time properly obtained within which to file such Tax Returns, and all such Tax Returns were and are correct and complete in all material respects; and (ii) duly and timely paid in full (or there has been duly and timely paid in full on their behalf), or made adequate provision for all material amounts of Taxes required to be paid by them other than Taxes that are not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP.
(b)The Company: (i) for its taxable years commencing with the Company’s short taxable year that ended on December 31, 2013, and through and including its taxable year ended December 31, 2025, has been subject to taxation as a REIT and has satisfied all requirements to qualify as a REIT in such years; (ii) has operated since January 1, 2026, until the date hereof in a manner consistent with the requirements for qualification and taxation as a

REIT; (iii) intends to continue to operate in such a manner as to qualify as a REIT for its taxable year that will end with the Company Merger Effective Time; and (iv) has not taken or omitted to take any action that could reasonably be expected to result in a successful challenge by the IRS or any other Governmental Authority to its qualification as a REIT and, to the Knowledge of the Company, no such challenge is pending or has been threatened in writing.
(c)The Company Sub-REIT: (i) for its taxable years commencing with the Company Sub-REIT’s taxable year that ended on December 31, 2020, and through and including its taxable year ended December 31, 2025, has been subject to taxation as a REIT and has satisfied all requirements to qualify as a REIT in such years; (ii) has operated since January 1, 2026, until the date hereof in a manner consistent with the requirements for qualification and taxation as a REIT; (iii) intends to continue to operate in such a manner as to qualify as a REIT for its taxable year that will end with the Company Merger Effective Time; and (iv) has not taken or omitted to take any action that could reasonably be expected to result in a successful challenge by the IRS or any other Governmental Authority to its qualification as a REIT and, to the Knowledge of the Company, no such challenge is pending or has been threatened in writing.
(d)Each of the Company’s Subsidiaries has been since the later of its acquisition or formation and continues to be treated for U.S. federal and state income tax purposes as a (i) partnership (or a disregarded entity) and not as a corporation or an association or publicly traded partnership taxable as a corporation; (ii) REIT; (iii) Qualified REIT Subsidiary; or (iv) Taxable REIT Subsidiary.
(e)The Company has made available to Parent complete and accurate copies of all U.S. federal and all other material Tax Returns filed by or on behalf of the Company or its Subsidiaries for any Tax period ending after December 31, 2016.
(f)Neither the Company nor any of its Subsidiaries holds any asset the disposition of which would be subject to (or to rules similar to) Section 337(d) or Section 1374 of the Code or the regulations thereunder, nor has it disposed of any such asset during its current taxable year.
(g)(i) There are no audits, investigations by any Governmental Authority or other proceedings pending or, to the Knowledge of the Company, threatened with regard to any material Taxes or Tax Returns of the Company or any of its Subsidiaries; (ii) no material deficiency for Taxes of the Company or any of its Subsidiaries has been claimed, proposed or assessed in writing or, to the Knowledge of the Company, threatened, by any Governmental Authority; (iii) neither the Company nor any of its Subsidiaries has waived any statute of limitations with respect to the assessment of material Taxes or agreed to any extension of time with respect to any material Tax assessment or deficiency for any open tax year (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business); (iv) neither the Company nor any of its Subsidiaries is currently the beneficiary of any extension of time within which to file any material Tax Return that remains unfiled (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business); and (v) neither the Company nor any of its Subsidiaries has entered into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law).
(h)Since the Company’s formation, (i) neither the Company nor any of its Subsidiaries has incurred any material liability for Taxes under Sections 857(b), 857(f), 860(c) or 4981 of the Code which have not been previously paid and (ii) neither the Company nor any of its Subsidiaries has incurred any material liability for any other Taxes other than (x) in the ordinary course of business or consistent with past practice or (y) transfer or similar Taxes arising in connection with acquisitions or dispositions of property. No event has occurred, and, to the Knowledge of the Company, no condition or circumstance exists, which presents a material risk that any material amount of Tax described in the previous sentence will be imposed upon the Company or any of its Subsidiaries.
(i)The Company and its Subsidiaries have complied, in all material respects, with all applicable Laws relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446, 1471, 3102 and 3402 of the Code or similar provisions under any state and foreign Laws) and have duly and timely withheld and, in each case, have paid over to the appropriate Taxing Authority all material amounts required to be so withheld and paid over on or prior to the due date thereof under all applicable Laws.
(j)There are no material Tax Liens upon any property or assets of the Company or any of its Subsidiaries except for Company Permitted Liens.
(k)Neither the Company nor any of its Subsidiaries has requested, has received or is subject to any written ruling of a Taxing Authority or has entered into any written agreement with a Taxing Authority.
(l)There are no Tax allocation, protection or sharing agreements or similar arrangements with respect to or involving the Company or any of its Subsidiaries, and after the Closing Date neither the Company nor any of its Subsidiaries shall be bound by any such Tax allocation or protection agreements or similar arrangements or have any liability thereunder for amounts due in respect of periods prior to the Closing Date, in each case, other than customary provisions of commercial or credit agreements.
(m)Except as provided in Section 4.12(m) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries (i) has been a member of an affiliated group filing a consolidated U.S. federal income Tax Return or (ii) has any material liability for the Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Tax Law), as a transferee or successor, or otherwise by Law or Contract.
(n)Neither the Company nor any of its Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).
(o)Neither the Company nor any of its Subsidiaries (other than Taxable REIT Subsidiaries) has or has had any earnings and profits attributable to such entity or any other corporation in any non-REIT year within the meaning of Section 857 of the Code.
(p)Neither the Company nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code in the two years prior to the date of this Agreement.
(q)No written power of attorney that has been granted by the Company or any of its Subsidiaries (other than to the Company or any of its Subsidiaries) is currently in force with respect to any matter relating to Taxes.
(r)Neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for a taxable period ending on or prior to the Closing Date; (ii) use of an improper method of accounting for a taxable period ending on or prior to the Closing Date; (iii) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or non-U.S.

income Tax law); (iv) installment sale or open transaction disposition made on or prior to the Closing Date; or (v) prepaid amount received on or prior to the Closing Date.
(s)Neither the Company nor any of its Subsidiaries have experienced an ownership change within the meaning of Section 382 of the Code.
(t)Neither the Company nor any of its Subsidiaries has taken any action or failed to take any action which action or failure would reasonably be expected to jeopardize, nor, to the Knowledge of the Company, is there any other fact or circumstance that could be reasonably expected to prevent, the Company Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.
(u)Each of the Company and its Subsidiaries have withheld and paid all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party.
Notwithstanding any other provision of this Agreement, it is agreed and understood that no representation or warranty is made by the Company or the Company Operating Partnership in this Agreement with respect to Taxes, other than the representations and warranties of the Company in Section 4.10 and this Section 4.12.
4.13.Litigation. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, as of the date of this Agreement, (a) none of the Company or its Subsidiaries is subject to any Order, and (b) there is no charge, complaint, claim, action, suit, arbitration, prosecution or proceeding (whether civil, criminal or regulatory) in Law or in equity (“Litigation”) before any Governmental Authority, court or quasi-judicial or administrative agency of any federal, state, local or foreign jurisdiction, arbitrator or mediator, pending, or, to the Knowledge of the Company, threatened, against any of the Company or its Subsidiaries.
4.14.Compliance with Laws; Permits.
(a)Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and each of its Subsidiaries are, and since January 1, 2024, have been, in compliance in all respects with all applicable federal, state, local and foreign laws (including common law), statutes, codes, ordinances, rules, regulations, judgments, Orders, injunctions, decrees or agency requirements of Governmental Authorities (collectively, “Laws”).
(b)Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries hold all Permits necessary for the Company and its Subsidiaries to own, lease and operate their properties and assets and to carry on and operate their businesses as currently conducted. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, or would not reasonably be expected, individually or in the aggregate, to prevent or materially impair or delay the ability of the Company and its Subsidiaries to consummate the Transactions before the Termination Date: (i) all such Permits are in full force and effect; (ii) since January 1, 2024, the Company and each of its Subsidiaries have been in compliance with the terms of all such Permits; and (iii) there is, and since January 1, 2024 has been, no Litigation pending or, to the Knowledge of the Company, threatened in writing asserting any violation of any such Permit or seeking the revocation, cancellation, suspension, limitation or adverse modification of any such Permit.

(c)Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) since January 1, 2024 through the date of this Agreement, neither the Company nor any of its Subsidiaries has received written notice or, to the Knowledge of the Company, any other communication from any Governmental Authority alleging any breach of any Governmental Authorization necessary for the ownership and operation of their businesses, (ii) since January 1, 2024, neither the Company nor any of its Subsidiaries has received written notice or, to the Knowledge of the Company, any other communication from any Governmental Authority regarding any actual or threatened involuntary revocation, withdrawal, suspension, cancellation or termination of any such Governmental Authorization and (iii) to the Knowledge of the Company, no event has occurred and is continuing which would be grounds for revocation, withdrawal, suspension, cancellation, or termination of any such Governmental Authorization.
(d)Other than Aurora Financial Group, Inc. (“Aurora”), no Subsidiary of the Company is required to be licensed or registered with any Governmental Authority as an owner or servicer of Mortgage Loans. Aurora holds all Governmental Authorizations to act as, owner or servicer of Mortgage Loans to the extent required to carry on their businesses as they are now being conducted, except where the failure to have any such Governmental Authorizations has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and would not reasonably be expected, individually or in the aggregate, to prevent or materially impair or delay the ability of the Company and its Subsidiaries to consummate the Transactions before the Termination Date.
(e)Aurora (i) is approved and in good standing, to the extent applicable to its business, as an issuer of the Government National Mortgage Association, as a seller/servicer or servicer of the Federal National Mortgage Association and the Federal Home Loan Mortgage Corporation, and as a lender of the Federal Housing Administration and the United States Department of Veterans Affairs, and (ii) has not received any written or, to the Knowledge of the Company, any oral or other notice of any actual or threatened cancellation or suspension of, or material limitation on, its status as an approved issuer or seller/servicer, as applicable, from any of the foregoing Governmental Authorities, and to the Knowledge of the Company, no event has occurred and is continuing that would reasonably be expected to result in such cancellation, suspension or material limitation in connection with its activities as a mortgage servicer.
(f)Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and its Subsidiaries are, and since January 1, 2024 have been, in compliance with the Company’s and its Subsidiaries’ servicing or, as applicable, subservicing or master servicing, obligations under all Company Applicable Requirements, (ii) through the date of this Agreement, neither the Company nor any of its Subsidiaries has received written or, to the Knowledge of the Company, oral or other notice of any pending or threatened cancellation or termination of any Company Servicing Agreement or Company Subservicing Agreement, and (iii) there has been no servicer default or servicer termination event, and there has been no event, condition, or omission that would reasonably constitute a default or breach, under any such Company Servicing Agreement.
(g)Notwithstanding anything contained in this Section 4.14, no representation or warranty shall be deemed to be made in this Section 4.14 in respect of Tax, employee benefits or labor matters.
4.15.Absence of Changes. Since December 31, 2025, through the date of this Agreement, except for the discussion and negotiation of this Agreement, the Company and its Subsidiaries have conducted their respective businesses in all material respects in the ordinary course of business consistent with past practice. Since December 31, 2025, there has not been any change, event, effect, development or occurrence that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
4.16.Real Property.
(a)Neither the Company nor any Subsidiary of the Company owns any direct or indirect interest in any real property, other than as and to the extent disclosed in Section 4.16(a) of the Company Disclosure Letter, and neither the Company nor any Subsidiary of the Company is a party to any Contract for the purchase or acquisition of any direct or indirect interest in any real property.
(b)Section 4.16(b) of the Company Disclosure Letter contains an accurate and complete list of all Contracts (each, together with all amendments, modifications, supplements, renewals, extensions, guaranties and other agreements with respect thereto, collectively, a “Real Property Lease”) pursuant to which the Company or any of the Subsidiaries leases, subleases, licenses, sublicenses, uses or occupies real property as tenant, lessee or sublessee (as applicable) (the “Leased Real Property”) as of the date of this Agreement. Each Real Property Lease (assuming due power and authority of, and due execution and delivery by, the other party or parties thereto) is in full force and effect and is valid, binding and enforceable against the Company or the Subsidiaries, as applicable, and to the Knowledge of the Company, the other parties thereto, in accordance with its respective terms, except as enforceability may be limited by the Enforceability Exceptions. None of the Company, its Subsidiaries or, to the Knowledge of the Company, any other party to each Real Property Lease is in material violation or material breach of, or in material default under, nor has there occurred an event or condition that with the passage of time or giving of notice (or both) would constitute a material default under any Real Property Lease. The Company and each of its Subsidiaries, as applicable, has a good and valid leasehold interest in the Leased Real Property, as applicable, free and clear of all Liens other than Company Permitted Liens. The Leased Real Property comprises all of the real property used in the business of the Company and its Subsidiaries as currently conducted. With respect to each Real Property Lease, (i) neither the Company nor any of its Subsidiaries has subleased, licensed, sublicensed or otherwise granted any Person the right to use or occupy all or any portion of the Leased Real Property under such Real Property Lease, and (ii) neither the Company nor any of its Subsidiaries has collaterally assigned or granted any other security interest in such Real Property Lease or any interest therein.
4.17.Related Party Transactions. Except as described in the Company SEC Documents filed or furnished on or after January 1, 2026 and prior to the date hereof, no agreements, arrangements or understandings between the Company or any of its Subsidiaries (or binding on any of their respective assets), on the one hand, and any other Person, on the other hand (other than those exclusively among the Company and any of its Subsidiaries), are in existence that are not, but are required to be, disclosed under Item 404 of Regulation S-K promulgated by the SEC.
4.18.Brokers and Finders. Except for BTIG, LLC, neither the Company nor any of its Subsidiaries has employed any investment banker, broker or finder in connection with the Transactions who would be entitled to any fee or any commission in connection with or upon consummation of the Mergers.
4.19.Opinion of Financial Advisor. The Company Board has received an opinion from BTIG, LLC addressed to the Company Board to the effect that as of the date of such opinion and based on and subject to the various assumptions, limitations, qualifications and other factors set forth therein, the Common Stock Merger Consideration to be received by the holders of Company Common Stock (other than the holders of Canceled Shares) pursuant to this Agreement is fair from a financial point of view to the holders of Company Common Stock

(other than holders of Canceled Shares). A copy of such opinion will be promptly provided to Parent for informational purposes only.
4.20.No Additional Representations. The Company and the Company Operating Partnership acknowledge and agree that, except for the representations and warranties expressly set forth in Article V (as qualified by the Parent Disclosure Letter) or in any certificate delivered by Parent pursuant to this Agreement (a) Parent and Merger Sub do not make, has and have not made, and the Company and the Company Operating Partnership have not relied on, any express or implied representations or warranties relating to Parent, Merger Sub or their businesses or otherwise and (b) no Person has been authorized by Parent or Merger Sub to make any representation or warranty relating to themselves or their business or otherwise in connection with the Transactions, and if made, such representation or warranty must not be relied upon by the Company or the Company Operating Partnership as having been authorized by such party. The Company and the Company Operating Partnership further acknowledge and agree that any estimates, projections, predictions, data, financial information, memoranda, presentations or any other materials or information provided or addressed to the Company or the Company Operating Partnership or any of their Representatives are not and shall not be deemed to be or include representations or warranties unless and only to the extent that any such materials or information is the subject of any express representation or warranty set forth in Article V or in any certificate delivered by Parent pursuant to this Agreement. Without limiting the foregoing, the Company and the Company Operating Partnership acknowledge and agree that, except for any remedies available under this Agreement with respect to the representations and warranties expressly set forth in Article V (as qualified by the Parent Disclosure Letter) or in any certificate delivered by Parent pursuant to this Agreement, neither Parent, Merger Sub nor any other Person will have or be subject to any Liability or other obligation to the Company or the Company Operating Partnership or their Representatives or Affiliates or any other Person resulting from the Company’s, the Company Operating Partnership’s or their Representatives’ or Affiliates’ use of any information, documents, projections, forecasts or other material made available to the Company, the Company Operating Partnership or their Representatives or Affiliates in connection with the Transactions.
Article V

REPRESENTATIONS AND WARRANTIES OF PARENT, MERGER SUB AND PARENT MANAGER
Except as disclosed in the Parent SEC Documents filed with, or furnished to, the SEC on or after January 1, 2024 and publicly available at least one Business Day prior to the date hereof (excluding any disclosures set forth in any “risk factors,” “forward-looking statements” and similar disclosures to the extent cautionary, predictive or forward-looking in nature, but including any factual information contained within such statements) (provided, however, that nothing disclosed in the Parent SEC Documents shall be deemed to qualify or modify the representations and warranties set forth in Section 5.1, Section 5.2 or Section 5.17), or as disclosed in the disclosure schedule delivered by Parent to the Company immediately prior to the execution and delivery of this Agreement (the “Parent Disclosure Letter”), Parent and, Merger Sub, jointly and severally, and Parent Manager, severally and only with respect to itself, as applicable, represent and warrant to the Company and the Company Operating Partnership that:
5.1.Due Incorporation; Capitalization.
(a)Each of Parent, Merger Sub and Parent Manager is duly organized, validly existing and, where such concept is applicable, in good standing under the Laws of the jurisdiction of its incorporation or organization and has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except as has not had and would not reasonably be expected to (i) in the case of Parent and Merger Sub have, individually or in the aggregate, a Parent Material Adverse Effect, and (ii) in the case of Parent Manager, prevent or materially impair or delay the ability of Parent Manager to consummate the Transactions before the Termination Date.
(b)Each of Parent, Merger Sub and Parent Manager is duly qualified or licensed to do business in each jurisdiction in which the ownership or leasing of its property or the conduct of its business requires such qualification and/or licensing, except where any failure to be so qualified would not reasonably be expected to (i) in the case of Parent and Merger Sub, have, individually or in the aggregate, a Parent Material Adverse Effect, and (ii) in the case of Parent Manager, prevent or materially impair or delay the ability of Parent Manager to consummate the Transactions before the Termination Date. Parent has made available to the Company prior to the date of this Agreement a true and complete copy of its Organizational Documents, in each case, as amended through the date hereof. Parent’s Organizational Documents are in full force and effect, and Parent is not in material violation of any of their provisions. All of the issued and outstanding equity interests of Merger Sub are owned by Parent free and clear of Liens.
(c)Capitalization.
(i)    The entire authorized capital stock of Parent is (A) Four Hundred Fifty Million (450,000,000) shares of common stock, par value $0.01 per share (the “Parent Common Stock”); and (B) Fifty Million (50,000,000) shares of preferred stock, $0.01 par value per share (“Parent Preferred Stock”), of which (1) 3,000,000 shares have been designated as 8.25% Series A Cumulative Redeemable Preferred Stock, $0.01 par value per share (“Parent Series A Preferred Stock”), (2) 6,000,000 shares have been designated as 8.00% Series B Cumulative Redeemable Preferred Stock, $0.01 par value per share (“Parent Series B Preferred Stock”) and (3) 4,600,000 shares have been designated as 8.000% Series C Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock, $0.01 par value per share (“Parent Series C Preferred Stock”).
(ii)    As of August 7, 2026 (the “Parent Capitalization Date”), (A) 31,803,475 shares of Parent Common Stock were issued and outstanding (including 139,169 shares of Parent Common Stock subject to outstanding unvested Parent restricted stock awards); (B) 0 shares of Parent Common Stock were held by Parent in treasury; (C) 17,386 shares of Parent Common Stock were subject to equity or equity-based awards; (D) 914,821 shares of Parent Common Stock were reserved for issuance and available for grants of future awards under Parent’s equity or equity-based award plans; (E) 1,663,193 shares of Parent Series A Preferred Stock were issued and outstanding; (F) 3,727,641 shares of Parent Series B Preferred Stock were issued and outstanding; (G) 3,728,795 shares of Parent Series C Preferred Stock were issued and outstanding; and (H) no other shares of capital stock or other voting securities were issued, reserved for issuance or outstanding, and from the Parent Capitalization Date through the date of this Agreement, Parent has not issued any shares of Parent Common Stock or any other shares of capital stock or securities convertible or exchangeable into, or exercisable for, any shares of its capital stock other than shares of Parent Common Stock pursuant to equity or equity-based awards outstanding as of the Parent Capitalization Date. All of the outstanding shares of Parent Common Stock and Parent Preferred Stock are, and all shares of Parent Common Stock and Parent Preferred Stock that may be issued prior to the Company Merger Effective Time will be, duly authorized, validly issued, fully paid and nonassessable. No shares of Parent Common Stock are subject to or were issued in violation of applicable Law or the preemptive rights of any stockholder or any purchase option, call option, right of first refusal, subscription right or any similar right under any provision of the MGCL, other applicable Laws, Parent’s Organizational Documents or any agreement to which Parent is a party or otherwise bound.
(iii)    Except as set forth in Section 5.1(c)(i) or Section 5.1(c)(ii), as of the Parent Capitalization Date, there are no (A) issued and outstanding shares of capital stock of or other voting or equity interests in Parent; (B) securities of Parent or its Subsidiaries convertible into or exercisable or exchangeable for shares of capital stock of or other voting or equity interests in Parent; (C) options, warrants, calls or other rights or agreements to acquire from Parent or its Subsidiaries, or other obligation of Parent or its Subsidiaries to issue, deliver, transfer or sell, or cause to be issued, delivered, transferred or sold, any shares of capital stock of or other voting or equity interests in Parent or securities convertible into or exercisable or exchangeable for shares of capital stock of or other voting or equity interests in Parent; (D) voting trusts, proxies or other similar agreements to which Parent or any of its Subsidiaries is a party or by which Parent or any of its Subsidiaries is bound with respect to the voting of any shares of capital stock of or other voting or equity interests in Parent; or (E) obligations requiring the registration for sale of any shares of capital stock of or other voting or equity interests in Parent (including the Company Operating Partnership) (the items in clauses (A), (B) and (C) being referred to collectively as the “Parent Securities”).
(iv)    As of the date hereof, there are no outstanding obligations of Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Parent Securities (other than issuances in connection with the purchase, vesting or settlement of Parent equity awards in accordance with their terms, or as set forth in Parent’s Organizational Documents). No Subsidiary of Parent owns any shares of capital stock of Parent.
5.2.Due Authorization.
(a)Each of Parent, Merger Sub and Parent Manager has all requisite corporate or other organizational power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to the filings under Section 2.3, to consummate the Transactions, and except for obtaining the Parent Stockholder Approval, no other corporate actions or proceedings on the part of Parent or its stockholders shall be necessary to authorize this Agreement and the Transactions. The execution, delivery and performance by Parent, Merger Sub and Parent Manager of this Agreement, and the consummation by them of the Company Merger, have been duly authorized by the Parent Board and the Merger Sub Sole Member and the sole member of Parent Manager and, except for filing the Certificate of Merger with the Delaware Secretary pursuant to the DLLCA and the Articles of Merger with the Maryland Department pursuant to the MGCL, no other corporate action on the part of Parent, Merger Sub or Parent Manager is necessary to authorize the execution, delivery and performance by Parent, Merger Sub or Parent Manager of this Agreement and the Transactions.
(b)The Parent Board has unanimously (i) determined that this Agreement and the Transactions, including the Company Merger, are advisable, fair to and in the best interests of Parent and Parent’s stockholders; (ii) adopted this Agreement and approved the Transactions, including the Company Merger; (iii) directed that the Parent Common Stock Issuance be submitted for consideration at the Parent Stockholders Meeting; and (iv) resolved, subject to Section 6.7, to recommend that the Parent’s stockholders approve the Parent Common Stock Issuance (the “Parent Recommendation”), in each case, on the terms and subject to the conditions of this Agreement. The affirmative vote of a majority of the votes cast by the holders of the outstanding shares of Parent Common Stock in favor of issuing Parent Common Stock in connection with the Transactions at the meeting of the stockholders of Parent (the “Parent Stockholder Approval”) is the only vote of the stockholders of Parent or the holders of any other securities of Parent (equity or otherwise) required by any applicable Law or the Organizational Documents of Parent or the applicable rules of any exchange on which securities of Parent are traded, in order for Parent to consummate the Transactions.
(c)Each of Parent, Merger Sub and Parent Manager has duly and validly executed and delivered this Agreement. Assuming the due authorization, execution and delivery hereof by the Company and the Company Operating Partnership, this Agreement constitutes a legal, valid and binding obligation of each of Parent, Merger Sub and Parent Manager, enforceable against them in accordance with its terms, subject to the Enforceability Exceptions. The shares of Parent Common Stock and the Preferred Stock Merger Consideration to be issued pursuant to the Transactions, when issued in accordance with the terms hereof, will be duly authorized, validly issued, fully paid and nonassessable and not subject to any preemptive rights.
5.3.Consents and Approvals; No Violations.
(a)The execution and delivery of this Agreement does not, and the consummation of the Transactions will not (with or without notice or lapse of time, or both) (i) assuming that the Parent Stockholder Approval is obtained, contravene, conflict with or result in a violation of any provision of the Organizational Documents of the Parent, Merger Sub or Parent Manager, (ii) result in a violation of, or default under, or acceleration of any material obligation or the loss of a material benefit under, or result in the creation of any Liens (other than Parent Permitted Liens) upon any of the properties or assets of Parent, Merger Sub or Parent Manager under, any provision of any material Contract pursuant to which such party is a party, or (iii) assuming the approvals, consents, clearances, waivers or authorizations referred to in Section 5.3(b) are duly and timely obtained or made and the Parent Stockholder Approval has been obtained, contravene, conflict with or result in a violation of any Law applicable to Parent, Merger Sub or Parent Manager or any of their respective properties or assets, other than, in the case of clauses (ii) and (iii), any such contraventions, conflicts, violations, defaults, acceleration, losses or Liens that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect or, in the case of Parent Manager, prevent or materially impair or delay the ability of Parent Manager to consummate the Transactions before the Termination Date.
(b)No approval, consent, clearance, waiver or authorization from any Governmental Authority is required to be obtained or made by Parent, Merger Sub or Parent Manager in connection with the execution and delivery of this Agreement by Parent, Merger Sub or Parent Manager or the consummation by Parent, Merger Sub or Parent Manager of the Transactions, except for: (i) the filing with the SEC of (A) the Proxy Statement/Prospectus (including the Form S-4) and (B) such reports under the Exchange Act and the Securities Act, and such other compliance with the Exchange Act and the Securities Act and the rules and regulations thereunder, as may be required in connection with this Agreement and the Transactions; (ii) the filing of the Certificate of Merger and the Articles of Merger and any other required filings with, and the acceptance for record by, the Delaware Secretary pursuant to the DLLCA and the Maryland Department pursuant to the MGCL with respect to the Company Merger, as applicable; (iii) the filing of the Partnership Certificate of Merger and the Partnership Articles of Merger with, and acceptance for record by, the Delaware Secretary pursuant to the DRULPA and the Maryland Department pursuant to the MGCL with respect to the Partnership Merger, as applicable; (iv) filings as may be required under the rules and regulations of the NYSE; (v) such filings and approvals as may be required by any applicable state securities or “blue sky” laws; (vi) the consents, authorizations or approvals with respect to the Business Permits; and (vii) any approval, consent, clearance, waiver or authorization of or from a Governmental Authority that the failure to obtain or make would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect or, in the case of

Parent Manager, prevent or materially impair or delay the ability of Parent Manager to consummate the Transactions before the Termination Date.
5.4.Financial Statements; Internal Controls and Procedures; Investment Company Act.
(a)Since December 31, 2024, Parent has filed or furnished with the SEC all forms, reports, schedules and statements required to be filed or furnished by Parent under the Securities Act or the Exchange Act, respectively (such forms, reports, schedules and statements, as amended, collectively, the “Parent SEC Documents”). As of their respective filing dates, or, if amended prior to the date hereof, as of the date of (and giving effect to) the last such amendment made prior to the date hereof, each of the Parent SEC Documents, as amended, complied as to form in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Parent SEC Documents, and none of the Parent SEC Documents contained, when filed or, if amended prior to the date of this Agreement, as of the date of such amendment with respect to those disclosures that are amended, any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.
(b)The consolidated audited and unaudited interim financial statements of Parent included or incorporated by reference in the Parent SEC Documents, including all notes and schedules thereto, complied in all material respects, when filed or if amended prior to the date of this Agreement, as of the date of such amendment, with the rules and regulations of the SEC with respect thereto, were prepared in accordance with GAAP applied on a consistent basis during the periods indicated (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as permitted by Rule 10-01 of Regulation S-X of the SEC) and fairly present in all material respects in accordance with applicable requirements of GAAP (subject, in the case of the unaudited interim financial statements, to normal year-end audit adjustments) the consolidated financial position, results of operations, stockholders’ equity and cash flows of Parent and its Subsidiaries, as of the respective dates thereof and for the respective periods indicated therein (subject, in the case of unaudited interim financial statements, to absence of notes and normal year-end adjustments). To the Knowledge of Parent, as of the date hereof, none of the Parent SEC Documents is the subject of ongoing SEC review and Parent does not have outstanding and unresolved comments from the SEC with respect to any of the Parent SEC Documents.
(c)Other than any off-balance sheet arrangements disclosed in the Parent SEC Documents filed or furnished prior to the date hereof, neither Parent nor any Subsidiary of Parent is a party to, or has any contract to become a party to, any joint venture, off-balance sheet partnership or any similar contractual arrangement, including any off balance sheet arrangements (as defined in Item 303(a) of Regulation S-K of the SEC) where the purpose of such contract is to avoid disclosure of any material transaction involving, or material liabilities of, Parent in Parent’s published financial statements or any Parent SEC Documents.
(d)Parent has established and maintains disclosure controls and procedures and a system of internal controls over financial reporting (as such terms are defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act) as required by the Exchange Act. From December 31, 2024, to the date of this Agreement, Parent’s auditors and the board of directors of Parent have not been advised of (i) any significant deficiencies or material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect Parent’s ability to record, process, summarize and report financial information or (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal controls over financial reporting, and, in each case, neither Parent nor any of its Representatives has failed to disclose such information to Parent’s auditors or the Parent Board.
(e)Neither the Parent nor any of the Subsidiaries of the Parent is, or as of immediately prior to the Company Merger Effective Time will be, required to be registered as an investment company under the Investment Company Act.
5.5.Proxy Statement/Prospectus; Parent, Merger Sub and Parent Manager Information. The Proxy Statement/Prospectus, when filed, distributed or otherwise disseminated to the Company’s stockholders or Parent’s stockholders, as applicable, will comply as to form in all material respects with the applicable requirements of the Securities Act and the Exchange Act. None of the information supplied or to be supplied by or on behalf of Parent, Merger Sub or Parent Manager specifically for inclusion or incorporation by reference in the Proxy Statement/Prospectus, at the time it (and any amendment or supplement thereto) is first mailed to the Company’s stockholders and to Parent’s stockholders and at the time of the Company Stockholders Meeting and the Parent Stockholders Meeting, will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. For the avoidance of doubt, no representation or warranty is made by Parent, Merger Sub or Parent Manager with respect to (and nothing in this Section 5.5 shall apply to) statements made or incorporated by reference in the Proxy Statement/Prospectus based on information (i) supplied by or on behalf of the Company or any of its Subsidiaries or (ii) not supplied by or on behalf of Parent and not obtained from or incorporated by reference to Parent’s filings with the SEC.
5.6.No Undisclosed Liabilities. There are no Liabilities of Parent or any of its Subsidiaries that would be required to be reflected on a consolidated balance sheet of Parent and its Subsidiaries prepared in accordance with GAAP, except for (a) Liabilities that are reflected or reserved against on the consolidated balance sheet of Parent and its Subsidiaries included in the Parent SEC Documents (including any notes thereto), (b) Liabilities arising in connection with the Transactions, (c) Liabilities incurred in the ordinary course of business consistent with past practice since January 1, 2026, and (d) Liabilities which have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
5.7.Taxes. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, provided that any breach of the representations or warranties in Section 5.7(b), (c), (d) or (s) shall be deemed to have a Parent Material Adverse Effect:
(a)Parent and each of its Subsidiaries has (i) duly and timely filed (or there have been filed on their behalf) with the appropriate Taxing Authority all U.S. federal income and all other material Tax Returns required to be filed by them, taking into account any extensions of time properly obtained within which to file such Tax Returns, and all such Tax Returns were and are correct and complete in all material respects; and (ii) duly and timely paid in full (or there has been duly and timely paid in full on their behalf), or made adequate provision for all material amounts of Taxes required to be paid by them other than Taxes that are not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP.
(b)Parent: (i) for its taxable years commencing with Parent’s taxable year that ended December 31, 2011, and through and including its taxable year ended December 31, 2025, has been subject to taxation as a REIT and has satisfied all requirements to qualify as a REIT in such years; (ii) has operated since January 1, 2026, until the date hereof in a manner consistent with the requirements for qualification and taxation as a REIT; (iii) intends to continue to operate in such a manner as to qualify as a REIT for its taxable year that will end with the Company Merger Effective Time; and (iv) has not, taken or omitted to take any action that could reasonably be expected to result in a successful challenge by the IRS or any other Governmental Authority to its qualification as a REIT and, to the Knowledge of Parent, no such challenge is pending or has been threatened in writing.
(c)Mortgage Acquisition Trust I LLC: (i) for its taxable years commencing with Parent’s taxable year that ended on December 31, 2019, and through and including its taxable year ended December 31, 2025, has been subject to taxation as a REIT and has satisfied all requirements to qualify as a REIT in such years; (ii) has operated since January 1, 2026, until the date hereof in a manner consistent with the requirements for qualification and taxation as a REIT; (iii) intends to continue to operate in such a manner as to qualify as a REIT for its taxable year that will end with the Company Merger Effective Time; and (iv) has not taken or omitted to take any action that could reasonably be expected to result in a successful challenge by the IRS or any other Governmental Authority to its qualification as a REIT and, to the Knowledge of Parent, no such challenge is pending or has been threatened in writing.
(d)WMC Residential Mortgage Sub-REIT I LLC: (i) for its taxable years commencing with Parent’s taxable year that ended on December 31, 2023, and through and including its taxable year ended December 31, 2025, has been subject to taxation as a REIT and has satisfied all requirements to qualify as a REIT in such years; (ii) has operated since January 1, 2026, until the date hereof in a manner consistent with the requirements for qualification and taxation as a REIT; (iii) intends to continue to operate in such a manner as to qualify as a REIT for its taxable year that will end with the Company Merger Effective Time; and (iv) has not taken or omitted to take any action that could reasonably be expected to result in a successful challenge by the IRS or any other Governmental Authority to its qualification as a REIT and, to the Knowledge of Parent, no such challenge is pending or has been threatened in writing.
(e)Each of Parent’s Subsidiaries has been since the later of its acquisition or formation and continues to be treated for U.S. federal and state income tax purposes as a (i) partnership (or a disregarded entity) and not as a corporation or an association or publicly traded partnership taxable as a corporation; (ii) REIT; (iii) Qualified REIT Subsidiary; or (iv) Taxable REIT Subsidiary.
(f)Parent has made available to the Company complete and accurate copies of all U.S. federal and all other material Tax Returns filed by or on behalf of Parent or its Subsidiaries for any Tax period ending after December 31, 2020.
(g)Neither Parent nor any of its Subsidiaries holds any asset the disposition of which would be subject to (or to rules similar to) Section 337(d) or Section 1374 of the Code or the regulations thereunder, nor has it disposed of any such asset during its current taxable year.
(h)There are no audits, investigations by any Governmental Authority or other proceedings pending or, to the Knowledge of Parent, threatened with regard to any material Taxes or Tax Returns of Parent or any of its Subsidiaries; (ii) no material deficiency for Taxes of Parent or any of its Subsidiaries has been claimed, proposed or assessed in writing or, to the Knowledge of Parent, threatened, by any Governmental Authority; (iii) neither Parent nor any of its Subsidiaries has waived any statute of limitations with respect to the assessment of material Taxes or agreed to any extension of time with respect to any material Tax assessment or deficiency for any open tax year (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business); (iv) neither Parent nor any of its Subsidiaries is currently the beneficiary of any extension of time within which to file any material Tax Return that remains unfiled (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business); and (v) neither Parent nor any of its Subsidiaries has entered into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law).
(i)Since Parent’s formation, (i) neither Parent nor any of its Subsidiaries has incurred any material liability for Taxes under Sections 857(b), 857(f), 860(c) or 4981 of the Code which have not been previously paid and (ii) neither Parent nor any of its Subsidiaries has incurred any material liability for any other Taxes other than (x) in the ordinary course of business or consistent with past practice or (y) transfer or similar Taxes arising in connection with acquisitions or dispositions of property. No event has occurred, and, to the Knowledge of Parent, no condition or circumstance exists, which presents a material risk that any material amount of Tax described in the previous sentence will be imposed upon Parent or any of its Subsidiaries.
(j)Parent and its Subsidiaries have complied, in all material respects, with all applicable Laws relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446, 1471, 3102 and 3402 of the Code or similar provisions under any state and foreign Laws) and have duly and timely withheld and, in each case, have paid over to the appropriate Taxing Authority all material amounts required to be so withheld and paid over on or prior to the due date thereof under all applicable Laws.
(k)There are no material Tax Liens upon any property or assets of Parent or any of its Subsidiaries except for Parent Permitted Liens.
(l)Neither Parent nor any of its Subsidiaries has requested, has received or is subject to any written ruling of a Taxing Authority or has entered into any written agreement with a Taxing Authority.
(m)There are no Tax allocation, protection or sharing agreements or similar arrangements with respect to or involving Parent or any of its Subsidiaries, and after the Closing Date neither Parent nor any of its Subsidiaries shall be bound by any such Tax allocation or protection agreements or similar arrangements or have any liability thereunder for amounts due in respect of periods prior to the Closing Date, in each case, other than customary provisions of commercial or credit agreements.
(n)Neither Parent nor any of its Subsidiaries (i) has been a member of an affiliated group filing a consolidated U.S. federal income Tax Return or (ii) has any material liability for the Taxes of any Person (other than Parent or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Tax Law), as a transferee or successor, or otherwise by Law or Contract.
(o)Neither Parent nor any of its Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).
(p)Neither Parent nor any of its Subsidiaries (other than Taxable REIT Subsidiaries) has or has had any earnings and profits attributable to such entity or any other corporation in any non-REIT year within the meaning of Section 857 of the Code.
(q)Neither Parent nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code in the two years prior to the date of this Agreement.

(r)No written power of attorney that has been granted by Parent or any of its Subsidiaries (other than to Parent or any of its Subsidiaries) is currently in force with respect to any matter relating to Taxes.
(s)Neither Parent nor any of its Subsidiaries have experienced an ownership change within the meaning of Section 382 of the Code.
(t)Neither Parent nor any of its Subsidiaries has taken any action or failed to take any action which action or failure would reasonably be expected to jeopardize, nor to the Knowledge of Parent is there any other fact or circumstance that could be reasonably expected to prevent, the Company Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.
(u)Neither Parent nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for a taxable period ending on or prior to the Closing Date; (ii) use of an improper method of accounting for a taxable period ending on or prior to the Closing Date; (iii) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local, or non-U.S. income Tax law); (iv) installment sale or open transaction disposition made on or prior to the Closing Date; or (v) prepaid amount received on or prior to the Closing Date.
(v)Each of Parent and its Subsidiaries have withheld and paid all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party.
(w)Notwithstanding any other provision of this Agreement, it is agreed and understood that no representation or warranty is made by Parent, Merger Sub or Parent Manager in this Agreement with respect to Taxes, other than the representations and warranties of Parent in this Section 5.7.
5.8.Contracts. Neither Parent nor any Subsidiary of Parent is in breach of or default under any Parent Material Contract and, to the Knowledge of Parent, as of the date hereof, no other party to any Parent Material Contract is in breach of or default under any Parent Material Contract, and no event has occurred through Parent’s or any of its Subsidiaries’ action, that with notice or the lapse of time or both would constitute a breach of or default or result in the termination of or a right of termination or cancelation thereunder, accelerate the performance or obligations required thereby, or result in the loss of any benefit under any Parent Material Contract, in each case except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, each Parent Material Contract (i) is a valid and binding obligation of Parent or the Subsidiary of Parent that is party thereto and, to the Knowledge of Parent, of each other party thereto; and (ii) is in full force and effect, subject to the Enforceability Exceptions. Neither Parent nor any of its Subsidiaries has received any written notice of any other party to a Parent Material Contract to terminate for default, convenience or otherwise, or not renew, any Parent Material Contract, in each case except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

5.9.Litigation. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, as of the date hereof, (a) none of Parent or any of its Subsidiaries is subject to any Order, and (b) there is no Litigation before any Governmental Authority, court or quasi-judicial or administrative agency of any federal, state, local or foreign jurisdiction, arbitrator or mediator, pending or, to the Knowledge of Parent, threatened, against Parent or any of its Subsidiaries.
5.10.Compliance with Laws; Permits.
(a)Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent and each of its Subsidiaries are, and since January 1, 2024, have been, in compliance in all respects with all applicable Laws.
(b)Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent and its Subsidiaries hold all Permits necessary for Parent and its Subsidiaries to own, lease and operate their properties and assets, and to carry on and operate their businesses as currently conducted. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect: (i) all such Permits are in full force and effect; (ii) since January 1, 2024, Parent and each of its Subsidiaries have been in compliance with the terms of all such Permits; and (iii) there is, and since January 1, 2024 has been, no Litigation pending or, to the Knowledge of Parent, threatened in writing asserting any violation of any such Permit or seeking the revocation, cancellation, suspension, limitation or adverse modification of any such Permit.
(c)Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) since January 1, 2024 through the date of this Agreement, neither Parent nor any of its Subsidiaries has received written notice or, to the Knowledge of Parent, any other communication from any Governmental Authority alleging any breach of any Governmental Authorization necessary for the ownership and operation of their businesses, (ii) since January 1, 2024, neither Parent nor any of its Subsidiaries has received written notice or, to the Knowledge of Parent, any other communication from any Governmental Authority regarding any actual or threatened involuntary revocation, withdrawal, suspension, cancellation or termination of any such Governmental Authorization and (iii) to the Knowledge of Parent, no event has occurred and is continuing which would be grounds for revocation, withdrawal, suspension, cancellation, or termination of any such Governmental Authorization.
(d)No Subsidiary of Parent is required as of the date hereof to be licensed or registered with any Governmental Authority as an owner or servicer of Mortgage Loans.
(e)Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) Parent and its Subsidiaries are, and since January 1, 2024 have been, in compliance with the Parent’s and its Subsidiaries’ servicing or, as applicable, subservicing or master servicing, obligations under all Parent Applicable Requirements, (ii) through the date of this Agreement, neither Parent nor any of its Subsidiaries has received written or, to the Knowledge of Parent, oral or other notice of any pending or threatened cancellation or termination of any Parent Servicing Agreement or Parent Subservicing Agreement, and (iii) there has been no servicer default or servicer termination event, and there has been no event, condition or omission that would reasonably constitute a default or breach, under any such Parent Servicing Agreement.

(f)Notwithstanding anything contained in this Section 5.10, no representation or warranty shall be deemed to be made in this Section 5.10 in respect of Tax, employee benefits or labor matters.
5.11.Compensation; Benefits.
(a)Other than as set forth on Schedule 5.11(a) of the Parent Disclosure Letter, neither Parent nor any of its Subsidiaries maintain, sponsor, contribute to or have any material liability (whether actual or contingent) with respect to, and since January 1, 2024, have never maintained, sponsored, contributed to or had any material liability (whether actual or contingent) with respect to, any material employee benefit plan.
(b)Neither Parent nor any of its Subsidiaries contributes to or has an obligation to contribute to, or has any actual or potential liability in respect of, (i) a plan subject to Title IV of ERISA (including a Multiemployer Plan), Section 302 of ERISA, or Section 412 of the Code, (ii) a “multiple employer plan” within the meaning of Section 210(a) of ERISA or Section 413(c) of the Code or (iii) a “multiple employer welfare arrangement” as defined in Section 3(40) of ERISA.
(c)Neither Parent nor any of its Subsidiaries has any employees.
5.12.Absence of Changes. Since December 31, 2025 through the date of this Agreement, except for events giving rise to, and the discussion and negotiation of, this Agreement, Parent and its Subsidiaries have conducted their respective businesses in all material respects in the ordinary course of business consistent with past practice. Since December 31, 2025, there has not been any change, event, effect, development or occurrence that has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
5.13.Operations of Merger Sub. Merger Sub was formed specifically for the Transactions. Since its date of incorporation, Merger Sub has not, and prior to the Company Merger Effective Time will not have, carried on any business or conducted any operations other than the execution of this Agreement, the performance of its obligations hereunder and matters ancillary thereto and has, and prior to the Company Merger Effective Time will have, no assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Transactions.
5.14.Ownership of Company Common Stock, Company Preferred Stock or Company Partnership Units. Except as set forth on Section 5.14 of the Parent Disclosure Letter none of Parent, Merger Sub or any of their respective Subsidiaries or Affiliates beneficially owns, directly or indirectly (including pursuant to a derivative contract), any shares of Company Common Stock or Company Preferred Stock or any Company Partnership Units, or other securities convertible into, exchangeable for or exercisable for shares of Company Common Stock or Company Preferred Stock or Company Partnership Units or any other securities of the Company or any securities of any Subsidiary of the Company, and none of Parent, Merger Sub or any of their respective Subsidiaries or Affiliates has any rights to acquire, directly or indirectly, any shares of Company Common Stock or Company Preferred Stock or Company Partnership Units or any of the foregoing securities, except pursuant to this Agreement.
5.15.Available Funds.
(a)Parent’s obligations under this Agreement are not subject to a condition regarding Parent’s obtaining of funds to pay the aggregate Per Share Parent Cash Consideration. Parent has, as of the date of this Agreement, and Parent will continue to have from the date hereof through the Company Merger Effective Time, access to immediately available funds sufficient to enable Parent to make all payments contemplated by this Agreement, including the payment of the Per Share Parent Cash Consideration.
(b)Parent Manager’s obligations under this Agreement are not subject to a condition regarding Parent Manager’s obtaining funds to pay the aggregate Per Share Additional Manager Consideration. Parent Manager has, as of the date of this Agreement, and Parent Manager will continue to have from the date hereof through the Company Merger Effective Time, access to immediately available funds sufficient to enable Parent Manager to make all payments contemplated by this Agreement, including the payment of the Per Share Additional Manager Consideration.
5.16.Support Agreement. On or prior to the date hereof, Parent has delivered to the Company a true and complete copy of the Support Agreement, dated as of the date of this Agreement, which has been duly executed and validly delivered by AG MIT, LLC. The Support Agreement constitutes a legal, valid and binding obligation of AG MIT, LLC enforceable against AG MIT, LLC in accordance with the Support Agreement’s terms, subject to the Enforceability Exceptions. No event has occurred or circumstance exists that, with or without notice, lapse of time or both, would constitute a breach or default on the part of AG MIT, LLC under the Support Agreement.
5.17.Brokers and Finders. Except for Piper Sandler & Co., neither Parent nor any of Parent’s Subsidiaries has employed any investment banker, broker or finder in connection with the Transactions who would be entitled to any fee or any commission in connection with or upon consummation of the Mergers.
5.18.Opinion of Financial Advisor. The Parent Board has received the opinion of Piper Sandler & Co. addressed to the Parent Board to the effect that, based upon and subject to the limitations, qualifications and assumptions set forth therein, as of the date of the opinion, the aggregate Per Share Parent Consideration payable pursuant to this Agreement is fair, from a financial point of view, to Parent. A copy of such opinion will be promptly provided to the Company for informational purposes only.
5.19.Investigation; No Other Representations. Each of Parent and Merger Sub has conducted its own independent review and analysis of the business, operations, assets, Contracts, Intellectual Property, real estate, technology, Liabilities, results of operations, financial condition and prospects of the Company and its Subsidiaries, and each of them acknowledges that it and its Representatives have received access to certain books and records, facilities, equipment, Contracts and other assets of the Company and its Subsidiaries that it and its Representatives have requested to review and that it and its Representatives have had the opportunity to meet with the management of the Company and to discuss the business and assets of the Company and its Subsidiaries. Parent and Merger Sub acknowledge and agree that, except for the representations and warranties expressly set forth in Article IV (as qualified by the Company Disclosure Letter) or any certificate delivered by the Company pursuant to this Agreement (a) the Company does not make, or has not made, and neither Parent nor Merger Sub has relied on, any express or implied representations or warranties relating to the Company, its Subsidiaries or their respective businesses or otherwise; (b) no Person has been authorized by the Company to make any representation or warranty relating to it or its business or otherwise in connection with the Transactions, and if made, such representation or warranty must not be relied upon by Parent or Merger Sub as having been authorized by such party. Parent and Merger Sub further acknowledge and agree that any estimates, projections, predictions, data, financial information, memoranda, presentations or any other materials or information provided or addressed to Parent or Merger Sub or any of their Representatives are not and shall not be deemed to be or include representations or warranties unless any such materials or information is the subject of any express representation or warranty set forth in Article IV or any certificate delivered by the Company pursuant to this Agreement. Without limiting the foregoing, each of Parent and Merger Sub acknowledge and agree that, except for any remedies available under this Agreement with respect to the representations and warranties expressly set forth in Article IV (as qualified by the Company Disclosure Letter) or in any certificate delivered by the Company pursuant to this Agreement, neither the Company nor any other Person will have or be subject to any Liability or other obligation to Parent, Merger Sub or their Representatives or Affiliates or any other Person resulting from Parent’s, Merger Sub’s or their Representatives’ or Affiliates’ use of any information, documents, projections, forecasts or other material made available to Parent, Merger Sub or their Representatives or Affiliates, including any information made available in the electronic data room maintained by or on behalf of the Company or its Representatives for purposes of the Transactions, teasers, marketing materials, consulting reports or materials, confidential information memoranda, management presentations, functional “break-out” discussions, responses to questions submitted on behalf of Parent, Merger Sub or their respective Representatives or in any other form in connection with the Transactions.
Article VI

COVENANTS AND AGREEMENTS
6.1.Access to Information, Personnel and Facilities.
(a)From the date of this Agreement until the earlier of the Company Merger Effective Time or the date this Agreement is terminated (the “Interim Period”), subject to Section 6.1(b) and Section 6.1(c), Parent and the Company shall, and shall cause their respective Subsidiaries to, give the other party and its Representatives, upon reasonable notice, reasonable access during normal business hours to the books and records, real property, offices and facilities of such party and its Subsidiaries, and, during such normal business hours in the Interim Period, such party shall, and shall cause its Subsidiaries to, make the officers and employees of such party and its Subsidiaries available to the other party and its Representatives and to furnish to the other party all financial, operating and other data and information, in each case, (i) as the other party shall from time to time reasonably request for the purpose of furthering the Transactions (including for the purpose of (x) in the case of Parent, assisting Parent in confirming the satisfaction of the conditions set forth in Section 7.1 and Section 7.2 and (y) in the case of the Company, assisting the Company in confirming the satisfaction of the conditions set forth in Section 7.1 and Section 7.3) and for integration planning purposes; and (ii) to the extent that such access and disclosure would not obligate such party or any of its Subsidiaries to take any actions that would unreasonably interfere with the normal course of their businesses; provided, however, that, subject to Section 6.21(g), in no event shall access to any personnel of the Company and its Subsidiaries be made available to Parent or any of its Representatives for the purpose of negotiating and/or entering into any new employment or compensation arrangements without the Company’s prior written consent, not to be unreasonably withheld, conditioned or delayed.
(b)Nothing in Section 6.1(a) shall require Parent or the Company to provide access or to disclose any information to the other party hereto or its Representatives if such access or disclosure, (i) jeopardizes the health and safety of any officer or employee of such party or any of its Subsidiaries; (ii) constitutes a violation of applicable Laws; (iii) causes a breach of, or material default pursuant to, any binding agreement entered into by such party or its Subsidiaries prior to the date of this Agreement; (iv) would reasonably be expected to result in a loss or impairment of the protection of any attorney-client or work product privilege; (v) would result in the disclosure of Trade Secrets of any Person; or (vi) relates to the Company and the Company Board’s evaluation or negotiation of the Transactions or any other transaction or strategic alternatives review process; provided, however, that in such instances such party shall inform the other party of the general nature of the information being withheld and, upon the other party’s request, exercise commercially reasonable efforts to provide such information, in whole or in part, in a manner that would not result in any of the outcomes described in this sentence. If any of the information or material furnished pursuant to Section 6.1(a) includes material or information subject to the attorney-client privilege, work product doctrine or any other applicable privilege concerning pending or threatened Litigation or governmental investigations, each party hereto understands and agrees that the parties hereto have a commonality of interest with respect to such matters and it is the desire, intention and mutual understanding of the parties hereto that the sharing of such material or information is not intended to, and shall not, waive or diminish in any way the confidentiality of such material or information or its continued protection under the attorney-client privilege, work product doctrine or other applicable privilege. All such information provided by Parent or the Company that is entitled to protection under the attorney-client privilege, work product doctrine or other applicable privilege shall remain entitled to such protection under these privileges, this Agreement and the joint defense doctrine. In no event shall the work papers of Parent’s, the Company’s and their respective Subsidiaries’ independent accountants and auditors be accessible to the other party or any of its Representatives unless and until such accountants and auditors have provided a consent related thereto in form and substance reasonably acceptable to such auditors or independent accountants.
(c)All information provided by Parent or the Company shall be held in confidence in accordance with the Confidentiality Agreement, which Confidentiality Agreement will remain in full force and effect until Closing and shall automatically terminate on and with effect from the Closing.
6.2.Conduct of Company Business.
(a)During the Interim Period, other than (i) as required, contemplated or permitted by this Agreement, (ii) with the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed), (iii) as required by or reasonably responsive to a request or requirement of a Governmental Authority, applicable Law or the rules and regulations of the NYSE or (iv) as set forth in Section 6.2(a) of the Company Disclosure Letter (the exceptions in clauses (i)-(iv), the “Interim Covenant Exceptions”), the Company shall, and shall cause its Subsidiaries to, use its commercially reasonable efforts to (A) conduct its business in all material respects in the ordinary course consistent with past practice and to maintain and preserve intact, in all material respects, its business organization, its existing relationships with its key business relationships, vendors and counterparties, and to maintain all material Permits and (B) maintain the Company’s and Company Sub-REIT’s status as a REIT; provided, however, that no action by the Company or its Subsidiaries with respect to matters specifically addressed by any provision of Section 6.2(b) (subject to the exceptions set forth therein) shall be deemed a breach of this sentence, unless such action would constitute a breach of such other provision.
(b)During the Interim Period, the Company shall not, and shall cause its Subsidiaries not to, other than pursuant to any Interim Covenant Exception or as set forth in Section 6.2(b) of the Company Disclosure Letter:
(i)(A) declare, set aside or pay any dividends on, or make any other distribution (whether in cash, stock, property or otherwise) in respect of any outstanding capital stock of, or other equity interests in, the Company or any of its Subsidiaries, except for: (1) quarterly dividends payable in respect of the Company Common Stock at a rate not to exceed $0.10 per share of Company Common Stock; (2) regular quarterly dividends payable in respect of (x) the Company Preferred Stock as required by their terms and consistent with past practice and (y) the issued and outstanding preferred stock of the Company Sub-REIT as required by their terms and consistent with past practice; (3) dividends or other distributions to the Company by any directly or indirectly wholly owned Subsidiary of the Company; (4) without duplication of the amounts described in clauses (1) through (3), any dividends or other distributions necessary for the Company or its Subsidiaries (as applicable) to maintain its status as a REIT under the Code and avoid the imposition of corporate level tax under Section 857 of the Code or excise Tax under Section 4981 of the Code (including the Minimum Distribution Dividend) or required under the Organizational Documents of the Company or such Subsidiary; or (5) any dividend to the extent authorized, declared and paid in accordance with Section 6.19; (B) split, combine or reclassify any capital stock of, or other equity interests in, the Company or any of its Subsidiaries (other than for transactions by a wholly owned Subsidiary of the Company); or (C) purchase, redeem or otherwise acquire, or offer to purchase, redeem or otherwise acquire, any capital stock of, or other equity interests in, the Company, except as required by the Organizational Documents of the Company or any Subsidiary of the Company (including the Company Operating Partnership Agreement in respect of the Company Operating Partnership) or any Company Equity Plan, in each case, existing as of the date hereof;
(ii)offer, issue, deliver, grant or sell, or authorize or propose to offer, issue, deliver, grant or sell, any capital stock of, or other equity interests in, the Company or any of its Subsidiaries or any securities convertible into or exchangeable for, or any rights, warrants or options to acquire, any such capital stock or equity interests, or accelerate vesting of any awards granted under the Company Equity Plans, other than: (A) the issuance or delivery of Company Common Stock upon the vesting or lapse of any restrictions on Company Equity Awards granted under the Company Equity Plans that are outstanding on the date hereof; and (B) shares of capital stock or other ownership interests of any Subsidiary of the Company issued as a dividend made in accordance with Section 6.2(b)(i);
(iii)(A) amend the Company’s Organizational Documents; or (B) other than amendments that are ministerial in nature, amend the Organizational Documents of any of the Company’s Subsidiaries (including the Company Operating Partnership Agreement in respect of the Company Operating Partnership);
(iv)(A) merge, consolidate, combine or amalgamate with any Person or (B) acquire or agree to acquire (including by merging or consolidating with, purchasing any equity interest in or a substantial portion of the assets of, licensing, or by any other manner) any assets or any business or any corporation, partnership, association or other business organization or division thereof, in each case other than (1) transactions between the Company and a wholly owned Subsidiary of the Company or between or among wholly owned Subsidiaries of the Company; or (2) acquisitions of assets in the ordinary course of business, including the acquisition of any mortgage-backed securities, “To Be Announced” agency mortgage-backed securities, mortgage servicing rights, U.S. Treasuries or other assets or securities permitted under the Company’s investment guidelines in effect on the date hereof, including derivative securities and other instruments used for the purpose of hedging interest rate risk (collectively, “Company Portfolio Securities”), in each case, in the ordinary course of business and in accordance with the Company’s investment guidelines in effect on the date hereof;
(v)sell, lease or otherwise dispose of, or agree to sell, lease or otherwise dispose of, any material portion of its assets, other than sales, leases or dispositions of assets (A) that involve a sale price consistent with the terms set forth in Section 6.2(b)(v) of the Company Disclosure Letter or (B) that are Company Portfolio Securities in the ordinary course of business and in accordance with the Company’s investment guidelines in effect on the date hereof (but excluding any bulk sales of mortgage servicing rights);
(vi)adopt a plan of complete or partial liquidation or dissolution of the Company or any of its Subsidiaries;
(vii)change in any material respect its material accounting principles, practices or methods in a manner that would materially affect the consolidated assets, liabilities or results of operations of the Company and its Subsidiaries, except as required by GAAP or applicable Law;
(viii)except (A) if required by Law or (B) if and to the extent necessary (1) to preserve the Company’s qualification as a REIT or the qualification of any Subsidiary of the Company (including the Company Sub-REIT) as a REIT under the Code or (2) to qualify or preserve the status of any Subsidiary of the Company as a disregarded entity or partnership for U.S. federal income tax purposes or as a REIT, Qualified REIT Subsidiary or Taxable REIT Subsidiary under the applicable provisions of Section 856 of the Code, as the case may be, make or change any material Tax election, adopt or change any Tax accounting period or material method of Tax accounting, file any amended Tax Return if the filing of such amended Tax Return would result in a material increase in the Taxes payable by the Company or any of its Subsidiaries, settle or compromise any material liability for Taxes or any Tax audit or other proceeding relating to a material amount of Taxes, enter into any closing or similar agreement with any Taxing Authority, surrender any right to claim a material refund of Taxes or agree to any extension or waiver of the statute of limitations with respect to a material amount of Taxes;
(ix)grant or promise to grant any increase in the compensation payable or to become payable to any of its directors, officers or any other employees, consultants or independent contractors; (B) recognize or certify any labor union or labor organization as the bargaining representative of any employees of the Company or any of its Subsidiaries; (C) furlough, terminate or hire any employee or officer, other than (1) hires to fill vacancies created by the death, resignation or termination of an officer or employee (in which case the newly hired officer’s or employee’s compensation and benefits shall not exceed the compensation and benefits of the person who previously held such position) and (2) terminations for cause; (D) grant, award, pay or announce any bonus, retention, change in control, transaction, severance or similar compensation; (E) enter into or amend any employment agreement; or (F) establish or enter into any Company Benefit Plan or amend any Company Benefit Plan in existence on the date of this Agreement if such amendment would have the effect of enhancing or increasing any benefits thereunder; provided, however, that no action will be a violation of this Section 6.2(b)(ix) if it is (1) taken in order to comply with applicable Law; (2) required by, and taken pursuant to, a Company Equity Plan or Benefit Plan existing on the date hereof; (3) required to be taken pursuant to the Company Executive Severance Plan and Company Severance Plan; or (4) as set forth in Section 6.2(b) of the Company Disclosure Letter;
(x)make any loans, advances or capital contributions to, or investments in, any other Person, except for (A) advances made in connection with Company Portfolio Securities in the ordinary course of business; (B) reverse purchase transactions involving Company Portfolio Securities in the ordinary course of business; (C) funding of commitments in the ordinary course of business in accordance with the terms of any agreements in effect as of the date hereof; (D) for loans among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries in the ordinary course of business; (E) advances for reimbursable employee or personnel expenses in the ordinary course of business consistent with past practice; (F) as required under the terms of any indemnification agreement in effect on the date hereof; or (G) as required under the Organizational Documents of the Company or its applicable Subsidiary as in effect as of the date hereof;
(xi)(A) enter into any contract that would be a Company Material Contract, except in the ordinary course of business and as would not prevent or materially delay the consummation of the Transactions, or (B) modify, amend, terminate or assign, or waive or assign any material rights under, any Company Material Contract in any material respect except in the ordinary course of business and which would not reasonably be expected to prevent or materially delay the consummation of the Transactions, and, for the avoidance of doubt, with respect to clauses (A) and (B), except for (1) repurchase or reverse repurchase agreements and/or master repurchase agreements to finance the purchase price of assets in the ordinary course of business or refinance the Company’s or any of its Subsidiaries’ repurchase obligations pursuant to such agreements when due in the ordinary course of business; (2) any contracts to execute dollar roll financing transactions pursuant to the Company’s or any of its Subsidiaries’ master securities forward transactions agreements to finance the purchase or sale price of “To Be Announced” agency mortgage-backed securities in the ordinary course of business; (3) any derivative financial agreements or instruments (including any swaps, swap options, futures, caps and short positions) entered into or incurred by the Company or any Subsidiary of the Company in the ordinary course of business for the purpose of fixing or hedging interest rate risk and not for speculative purposes; (4) to the extent not prohibited by other provisions in this Section 6.2(b), contracts providing for the acquisition, purchase, sale or divestiture of debt securities by the Company or any of its Subsidiaries in the ordinary course of business and that are materially consistent with the contracts or forms thereof provided to Parent prior to the date hereof; (5) any termination, renewal or extension in accordance with the terms of any existing Company Material Contract that occurs automatically without any action (other than notice of renewal or extension) by Company or any Subsidiary of the Company; (6) any trade agreements entered into, modified, amended, terminated or assigned in the ordinary course of business; and (7) any master securities lending agreements, master securities forward transaction agreements and ISDA master agreements entered into, amended, terminated or assigned in the ordinary course of business;
(xii)other than the settlement of any Litigation (A) reflected or reserved against on the most recent balance sheet of the Company (or in the notes thereto) filed with the SEC prior to the date hereof and not in excess of the amount reflected or reserved for such matter or (B) in connection with any stockholder litigation against the Company and/or its employees, officers or directors relating to this Agreement, the Mergers and/or the other Transactions in accordance with Section 6.14, settle, or offer or propose to settle, any Litigation against the Company or any of its Subsidiaries (excluding any audit, claim or other proceeding in respect of Taxes) that would result in (1) the payment of monetary damages or other transfer of value by the Company or any of its Subsidiaries exceeding $250,000 individually or $1,000,000 in the aggregate or (2) any material restriction on the Company or any of its Subsidiaries, or any admission of wrongdoing by the Company or any of its Subsidiaries;
(xiii)take any action, or fail to take any action, which action or failure could reasonably be expected to cause the Company to fail to qualify as a REIT or any of its Subsidiaries to fail to qualify as a REIT or to cease to be treated as any of (A) a partnership or disregarded entity for U.S. federal income tax purposes or (B) a REIT, Qualified REIT Subsidiary or Taxable REIT Subsidiary under the applicable provisions of Section 856 of the Code, as the case may be;

(xiv)take any action, or fail to take any action, which action or failure would reasonably be expected to prevent or impede the Company Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code;
(xv)other than in the ordinary course of business, incur, create, assume, refinance, replace or prepay in any material respects the terms of any indebtedness or any derivative financial instruments or arrangements, or issue or sell any debt securities or calls, options, warrants or other rights to acquire any debt securities (directly, contingently or otherwise); provided, however, that the foregoing shall not restrict (A) the incurrence of any indebtedness among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries; (B) transactions pursuant to the Company’s master repurchase agreements or other financing agreements to finance the purchase price of assets in the ordinary course of business or refinance the Company’s repurchase obligations pursuant to such master repurchase agreements when due in the ordinary course of business; (C) guarantees by the Company of indebtedness of its Subsidiaries or guarantees by the Subsidiaries of the Company of indebtedness of the Company or any other Subsidiaries of the Company, which indebtedness is incurred in compliance with the immediately preceding clause (B); (D) dollar roll financing transactions pursuant to the Company’s master securities forward transactions agreements to finance the purchase price of agency “To Be Announced” agency mortgage-backed securities in the ordinary course of business; (E) the incurrence of any indebtedness in connection with repurchase agreements or other financing agreements, including in connection with any mortgage servicing rights, entered into in the ordinary course of business; or (F) any derivative financial instruments or arrangements entered into or incurred by the Company or any of its Subsidiaries for the purpose of fixing or hedging interest rate and not for speculative purposes;
(xvi)enter into any new line of business;
(xvii)take any action, or fail to take any action, which action or failure would reasonably be expected to cause the Company or any of its Subsidiaries to be required to be registered as an investment company under the Investment Company Act;
(xviii)other than with Subsidiaries of the Company, enter into any material transactions or contracts with any Affiliates of the Company; or
(xix)agree or enter into any arrangement or understanding to take any action that is prohibited by this Section 6.2(b).
(c)Notwithstanding anything to the contrary set forth in this Agreement, nothing in this Agreement shall prohibit the Company or any of its Subsidiaries (including the Company Operating Partnership) from taking any action, at any time or from time to time, that in the reasonable judgment of the Company, upon advice of counsel, is reasonably necessary for the Company or the Company Sub-REIT to (i) maintain its qualification as a REIT under the Code for any period or portion thereof ending on or prior to the Company Merger Effective Time, (ii) avoid incurring entity level income or excise Taxes under the Code or applicable state or local Law, including making dividend or other distribution payments to the Company’s stockholders in accordance with this Agreement or otherwise, or (iii) avoid being required to register as an investment company under the Investment Company Act; provided, however, that prior to taking any action under this paragraph, the Company shall provide Parent with reasonable advance notice of any proposed action and shall in good faith discuss such proposed action with Parent.
6.3.Conduct of Parent Business.

(a)During the Interim Period, other than (i) as required, contemplated or permitted by this Agreement, (ii) with the prior written consent of the Company (not to be unreasonably withheld, conditioned or delayed), (iii) as required by or reasonably responsive to a request or requirement of a Governmental Authority, applicable Law or the rules and regulations of the NYSE; or (iv) as set forth in Section 6.3(a) of the Parent Disclosure Letter (the exceptions in clauses (i)-(iv), the “Parent Interim Covenant Exceptions”), Parent shall, and shall cause its Subsidiaries to, use its commercially reasonable efforts to (A) conduct its business in all material respects in the ordinary course and to maintain and preserve intact, in all material respects, its business organization, its existing relationships with its key business relationships, vendors and counterparties, and to maintain all material Permits; and (B) maintain Parent’s status as a REIT; provided, however, that no action by Parent or its Subsidiaries with respect to matters specifically addressed by any provision of Section 6.3(b) (subject to the exceptions set forth therein) shall be deemed a breach of this sentence, unless such action would constitute a breach of such other provision.
(b)During the Interim Period, Parent shall not, and shall cause its Subsidiaries not to, other than pursuant to any Parent Interim Covenant Exception or as set forth in Section 6.3(b) of the Parent Disclosure Letter:
(i)(A) declare, set aside or pay any dividends on, or make any other distribution (whether in cash, stock, property or otherwise) in respect of any outstanding capital stock of, or other equity interests in, Parent or any of its Subsidiaries, except for: (1) quarterly dividends payable in respect of the Parent Common Stock at a rate not to exceed $0.24 per share of Parent Common Stock; (2) regular quarterly dividends payable in respect of the Parent Preferred Stock as required by their terms and consistent with past practice; (3) dividends or other distributions to Parent by any directly or indirectly wholly owned Subsidiary of Parent; (4) without duplication of the amounts described in clauses (1) through (3), any dividends or other distributions necessary for Parent or its Subsidiaries (as applicable) to maintain its status as a REIT under the Code and avoid the imposition of corporate level tax under Section 857 of the Code or excise Tax under Section 4981 of the Code (including the Minimum Distribution Dividend) or required under the Organizational Documents of Parent or such Subsidiary; or (5) any dividend to the extent authorized, declared and paid in accordance with Section 6.19; (B) split, combine or reclassify any capital stock of, or other equity interests in, Parent or any of its Subsidiaries (other than for transactions by a wholly owned Subsidiary of Parent); or (C) purchase, redeem or otherwise acquire, or offer to purchase, redeem or otherwise acquire, any capital stock of, or other equity interests in, Parent, except as required by the Organizational Documents of Parent or any Subsidiary of Parent, in each case, existing as of the date hereof (or granted following the date of this Agreement in accordance with the terms of this Agreement);
(ii)offer, issue, deliver, grant or sell, or authorize or propose to offer, issue, deliver, grant or sell, any capital stock of, or other equity interests in, Parent or any of its Subsidiaries or any securities convertible into or exchangeable for, or any rights, warrants or options to acquire, any such capital stock or equity interests, other than: (A) the issuance or delivery of Parent Common Stock upon the vesting or lapse of any restrictions on awards granted under any stock or other equity award plans of Parent and outstanding on the date hereof or issued in compliance with clause (B) below; (B) issuances of awards granted under any stock or other equity award plans of Parent to employees, officers, directors and other service providers in the ordinary course of business; and (C) shares of Parent Common Stock, Parent Preferred Stock or capital stock or other ownership interests of any Subsidiary of Parent issued as a dividend made in accordance with Section 6.3(b)(i);

(iii)amend Parent’s or Merger Sub’s respective Organizational Documents;
(iv)(A) merge, consolidate, combine or amalgamate with any Person or (B) acquire or agree to acquire (including by merging or consolidating with, purchasing any equity interest in or a substantial portion of the assets of, licensing, or by any other manner) any assets or any business or any corporation, partnership, association or other business organization or division thereof that would reasonably be expected to prevent or materially impair or delay the ability of Parent to consummate the Transactions before the Termination Date;
(v)sell, lease or otherwise dispose of, or agree to sell, lease or otherwise dispose of, any material portion of its assets, other than sales, leases or dispositions of assets (A) in connection with securitizations (including exercising call options), (B) in connection with commercial loans, (C) in connection with the purchase of a material amount of assets, (D) in the ordinary course of business, (E) that involve a sale price consistent with the terms set forth in Section 6.3(b)(v) of the Parent Disclosure Letter or (F) that are mortgage-backed securities, “To Be Announced” agency mortgage-backed securities, mortgage servicing rights, U.S. Treasuries or other assets or securities permitted under Parent’s investment guidelines in effect on the date hereof, including derivative securities and other instruments used for the purpose of hedging interest rate risk in the ordinary course of business (but excluding any bulk sales of mortgage servicing rights), solely to the extent that, in the case of each of the foregoing clauses (A) through (F), such matters do not violate Parent’s investment guidelines and policies in effect on the date hereof and would not reasonably be expected to prevent or materially impair or delay the ability of Parent to consummate the Transactions before the Termination Date;
(vi)adopt a plan of complete or partial liquidation or dissolution of Parent or any of its Subsidiaries, other than such transactions among Parent and any wholly owned Subsidiary of Parent or between or among wholly owned Subsidiaries of Parent;
(vii)change in any material respect its material accounting principles, practices or methods in a manner that would materially affect the consolidated assets, liabilities or results of operations of Parent and its Subsidiaries, except as required by GAAP or applicable Law;
(viii)except (A) if required by Law or (B) if and to the extent necessary (1) to preserve Parent’s qualification as a REIT or the qualification of any Subsidiary of Parent as a REIT under the Code or (2) to qualify or preserve the status of any Subsidiary of Parent as a disregarded entity or partnership for U.S. federal income tax purposes or as a REIT, Qualified REIT Subsidiary or Taxable REIT Subsidiary under the applicable provisions of Section 856 of the Code, as the case may be, make or change any material Tax election, adopt or change any Tax accounting period or material method of Tax accounting, file any amended Tax Return if the filing of such amended Tax Return would result in a material increase in the Taxes payable by Parent or any of its Subsidiaries, settle or compromise any material liability for Taxes or any Tax audit or other proceeding relating to a material amount of Taxes, enter into any closing or similar agreement with any Taxing Authority, surrender any right to claim a material refund of Taxes or agree to any extension or waiver of the statute of limitations with respect to a material amount of Taxes;
(ix)take any action, or fail to take any action, which action or failure would reasonably be expected to cause Parent to fail to qualify as a REIT or any of its Subsidiaries fail to qualify as a REIT or to cease to be treated as any of (A) a partnership or disregarded entity for U.S. federal income tax purposes or (B) a REIT, Qualified REIT Subsidiary or Taxable REIT Subsidiary under the applicable provisions of Section 856 of the Code, as the case may be;
(x)take any action, or fail to take any action, which action or failure would reasonably be expected to prevent or impede the Company Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code;
(xi)take any action, or fail to take any action, which action or failure would reasonably be expected to cause Parent or any of its Subsidiaries to be required to be registered as an investment company under the Investment Company Act; or
(xii)agree or enter into any arrangement or understanding to take any action that is prohibited by this Section 6.3(b).
(c)Notwithstanding anything to the contrary set forth in this Agreement, nothing in this Agreement shall prohibit Parent or any of its Subsidiaries from taking any action, at any time or from time to time, that in the reasonable judgment of Parent, upon advice of counsel, is reasonably necessary for Parent to (i) maintain its qualification as a REIT under the Code for any period or portion thereof ending on or prior to the Company Merger Effective Time, (ii) avoid incurring entity level income or excise Taxes under the Code or applicable state or local Law, including making dividend or other distribution payments to Parent’s stockholders in accordance with this Agreement or otherwise, or (iii) avoid being required to register as an investment company under the Investment Company Act; provided, however, that prior to taking any action under this paragraph, Parent shall provide the Company with reasonable advance notice of any proposed action and shall in good faith discuss such proposed action with the Company.
(d)Except as required by this Agreement or as required by applicable Law, during the Interim Period, Parent shall not, and shall not permit any of its Subsidiaries to, (i) acquire or agree to acquire by merging or consolidating with, or by purchasing a material portion of the assets of or equity in, any Person (a “Specified Acquisition”) or enter into any new line of business, if the entering into of a definitive agreement relating to or the consummation of such a Specified Acquisition or the entering into of such new line of business, as applicable, would reasonably be expected to (A) prevent, materially delay or materially impede the obtaining of, or adversely affect in any material respect the ability of Parent to procure, any authorizations, consents, orders, declarations or approvals of any Governmental Authority or the expiration or termination of any applicable waiting period necessary to consummate the Transactions or (B) materially increase the risk of any Governmental Authority entering an Order prohibiting the consummation of the Transactions or (ii) take any action that is intended to or will materially delay or materially impede the ability of Parent to otherwise perform its covenants and agreements under this Agreement or to consummate the Transactions.
6.4.Obligations of Merger Sub. Parent shall cause Merger Sub to perform its obligations under this Agreement and to consummate the Company Merger on the terms and conditions set forth in this Agreement.
6.5.Company No Solicitation.
(a)No Solicitation or Negotiation. Except as expressly permitted by this Section 6.5, from the date hereof until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Company Merger Effective Time, the Company shall not, and shall cause each of its Subsidiaries and its and their respective officers and directors, and shall instruct its and its Subsidiaries’ other Representatives not to, directly or indirectly, (i) solicit, initiate, or knowingly encourage or facilitate any proposal or offer or any inquiries regarding the making of any proposal or offer, including any proposal or offer to its stockholders, that constitutes, or would reasonably be expected to lead to, a Company Takeover Proposal; or (ii) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other Person any information for the purpose of encouraging or facilitating, any inquiry, proposal or offer that constitutes, or would reasonably be expected to lead to, a Company Takeover Proposal (other than, in response to an unsolicited inquiry that did not arise from a material breach of this Section 6.5(a), solely to ascertain facts from the Person making such Company Takeover Proposal, consistent with the Company Board’s fiduciary duties, about such Company Takeover Proposal and the Person that made it, and to refer the inquiring Person to this Section 6.5). The Company shall, and the Company shall cause its Subsidiaries, and its and their respective officers and directors to, and shall use its reasonable best efforts to cause its and its Subsidiaries’ other Representatives to, immediately after the date hereof cease any and all existing solicitation, discussions or negotiations with any Persons (or provision of any non-public information to any Persons) with respect to any inquiry, proposal or offer that constitutes, or would reasonably be expected to lead to, a Company Takeover Proposal. As promptly as practicable after the execution of this Agreement (and, in the case of clause (B), within twenty-four (24) hours thereafter), the Company shall (A) request in writing that each Person that has heretofore executed a confidentiality agreement within the four month period immediately preceding the date hereof in connection with its consideration of a Company Takeover Proposal or potential Company Takeover Proposal promptly destroy or return to the Company all non-public information heretofore furnished by the Company or any of its Representatives to such person or any of its Representatives in accordance with the terms of such confidentiality agreement and (B) terminate access to any physical or electronic data rooms relating to a possible Company Takeover Proposal by such Person and its Representatives.
(b)Superior Proposals. Notwithstanding anything to the contrary contained in this Agreement, if at any time from and after the date hereof and prior to obtaining the Company Stockholder Approval, the Company receives from any Person a Company Takeover Proposal that did not result from a material breach of Section 6.5(a), and if the Company Board determines in good faith, after consultation with its independent financial advisor and outside legal counsel, that such Company Takeover Proposal constitutes or would reasonably be expected to lead to a Company Superior Proposal, then the Company and its Representatives may, in response to such Company Takeover Proposal, (A) furnish, pursuant to an Acceptable Confidentiality Agreement, information (including non-public information) with respect to the Company and its Subsidiaries and afford access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company or any of its Subsidiaries to the Person that has made such written Company Takeover Proposal and its Representatives, prospective debt and equity financing sources and/or their respective Representatives (provided, however, that the Company shall, prior to or substantially concurrently with the delivery to such Person, provide to Parent any information concerning the Company or any of its Subsidiaries that is provided or made available to such Person or its Representatives, prospective debt and equity financing sources and/or their respective Representatives unless such information has been previously provided to Parent) and (B) engage in or otherwise participate in discussions or negotiations with the Person making such Company Takeover Proposal and its Representatives, prospective debt and equity financing sources and/or their respective Representatives regarding such Company Takeover Proposal; provided, however, that the Company and its Representatives may contact any Person in writing (with a request that any response from such Person be in writing) with respect to a Company Takeover Proposal to clarify any terms and conditions thereof which are necessary to determine whether the Company Takeover Proposal constitutes or would reasonably be expected to lead to a Company Superior Proposal without the Company Board being required to make such determination prior to taking such action. The Company shall promptly (and in any event within twenty-four (24) hours) notify Parent in writing if the Company Board makes the determinations set forth in this Section 6.5(b).
(c)Notice. At any time after the date hereof and until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Company Merger Effective Time, the Company shall promptly (and in no event later than forty-eight (48) hours after receipt) notify Parent (orally or in writing) in the event that the Company or any of its Subsidiaries or its or their Representatives receives a Company Takeover Proposal, any inquiry, proposal, offer or request for information that would reasonably be expected to lead to a Company Takeover Proposal or any amendment or modification to the material terms of any Company Takeover Proposal, including the identity of the Person making the Company Takeover Proposal, a copy of any agreements or draft documents relating thereto and copies of any correspondence between the Company or its Representatives and the Person (or its Representatives) submitting such Company Takeover Proposal, inquiry, proposal offer or request relating thereto. The Company shall keep Parent reasonably informed on a prompt and current basis with respect to the status and material terms of any such Company Takeover Proposal, inquiry, proposal, offer or request and any material changes to the status of any such discussions or negotiations and promptly (and in any event within forty-eight (48) hours after receipt) provide Parent with copies of any correspondence, agreements or draft documents provided by the Company or such Person or their respective Representatives with respect thereto, in each case to the extent not previously made available to Parent.
(d)Change in Recommendation or Termination in Response to Company Superior Proposal. Notwithstanding anything else in this Agreement to the contrary, from the date hereof, except as expressly permitted by this Section 6.5(d), neither the Company Board nor any committee thereof shall (i) (A) change, qualify, withhold, withdraw or modify, or authorize or resolve to or publicly propose or announce its intention to change, qualify, withhold, withdraw or modify, in each case in any manner adverse to Parent in any material respect, the Company Recommendation, or fail to include the Company Recommendation in the Proxy Statement/Prospectus in accordance with Section 6.8(a); (B) adopt, approve, endorse or recommend to the stockholders of the Company, or resolve to or publicly propose or announce its intention to adopt, approve, endorse or recommend to the stockholders of the Company, a Company Takeover Proposal; (C) within ten (10) Business Days of Parent’s written request, fail to make or reaffirm the Company Recommendation following the date any Company Takeover Proposal or any material modification thereto is first published or sent or given to the stockholders of the Company; provided, however, that Parent may not make any such request on more than one occasion in respect of any Company Takeover Proposal or more than one occasion in respect of any material modification of a Company Takeover Proposal; or (D) fail to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9 against any Company Takeover Proposal that is a tender offer or exchange offer subject to Regulation 14D promulgated under the Exchange Act within ten (10) Business Days after the commencement (within the meaning of Rule 14d-2 under the Exchange Act) of such tender offer or exchange offer (any action described in this clause (i) being referred to as a “Company Change of Recommendation”); or (ii) authorize, cause or direct the Company or any of its Subsidiaries to enter into any letter of intent, memorandum of understanding, agreement (including an acquisition agreement, merger agreement, option agreement, expense reimbursement agreement, joint venture agreement or other agreement), commitment or agreement in principle with respect to, or that would reasonably be expected to lead to, any Company Takeover Proposal (other than an Acceptable Confidentiality Agreement entered into in accordance with Section 6.5(b)). Notwithstanding anything to the contrary set forth in this Agreement, prior to obtaining the Company Stockholder Approval, the Company Board may, in response to a Company Takeover Proposal received by the Company after the date of this Agreement that did not result from a material breach of Section 6.5(a) which the Company Board determines in good faith, after consultation with its independent financial advisor and outside legal counsel,

(x) constitutes a Company Superior Proposal and (y) that failure to take the following actions would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law, make a Company Change of Recommendation in respect of such Company Superior Proposal and/or cause the Company to terminate this Agreement in accordance with Section 8.1(d)(ii); provided, however, that prior to taking any such action, (A) the Company shall have given Parent at least five (5) Business Days’ prior written notice of its intention to take such action, which notice shall include a summary of the material terms and conditions of such Company Superior Proposal, the identity of the Person making such Company Superior Proposal and a copy of the Company Superior Proposal and a copy of any proposed agreements providing for such Company Superior Proposal (including any financing documents); (B) during such five (5) Business Day period following the date on which such notice is received, the Company shall and shall cause its Representatives to, negotiate with Parent in good faith (to the extent Parent wishes to negotiate) to make such adjustments to the terms and conditions of this Agreement as Parent may propose; (C) upon the end of such five (5) Business Day period (or such subsequent notice period as contemplated by clause (D) below this proviso), the Company Board shall have considered in good faith any revisions to the terms of this Agreement proposed in writing by Parent, and shall have determined, after consultation with its independent financial advisor and outside legal counsel, that the Company Superior Proposal continues to constitute a Company Superior Proposal and that a failure to take such action would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law; and (D) in the event of any change to any of the financial terms (including the form, amount or timing of payment of consideration) or any other material terms of such Company Superior Proposal, the Company shall, in each case, have delivered to Parent an additional notice consistent with that described in clause (A) above of this proviso and a new notice period under clause (A) of this proviso shall commence (provided, however, that the notice period thereunder shall only be three (3) Business Days) during which time the Company shall be required to comply with the requirements of this Section 6.5(d) anew with respect to such additional notice, including clauses (A) through (D) above of this proviso.
(e)Company Change of Recommendation in Response to Company Intervening Event. Notwithstanding anything to the contrary set forth in this Agreement, prior to obtaining the Company Stockholder Approval, the Company Board may, in response to a Company Intervening Event, make a Company Change of Recommendation, and the Company Board determines in good faith, after consultation with the Company’s independent financial advisor and outside legal counsel, that the failure of the Company Board to take such action would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law; provided, however, that the Company Board shall not be entitled to effect such a Company Change of Recommendation until (i) the Company shall have given Parent at least five (5) Business Days’ prior written notice of its intention to effect such a Company Change of Recommendation, which notice shall specify the reasons therefor and include a reasonable description of such Company Intervening Event; (ii) during the five (5) Business Day period following the date on which such notice is received, the Company shall and shall cause its Representatives to negotiate in good faith with Parent (to the extent Parent wishes to negotiate), to make adjustments to the terms and conditions of this Agreement; and (iii) following the end of such five (5) Business Day period, the Company Board, after consultation with the Company’s independent financial advisor and outside legal counsel and taking into account any revisions to the terms and conditions of this Agreement proposed by Parent, shall have determined in good faith that the failure of the Company Board to make such a Company Change of Recommendation in response to such Company Intervening Event would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law.
(f)Nothing contained in this Section 6.5 shall prohibit the Company, the Company Board or a committee thereof from (i) taking and disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a) or Rule 14d-9 promulgated under the

Exchange Act; (ii) making any disclosure to the stockholders of the Company that is required by Law or stock exchange rule or listing agreement; (iii) complying with Item 1012(a) of Regulation M-A promulgated under the Exchange Act; (iv) informing any Person of the existence of the provisions contained in this Section 6.5; or (v) making any “stop, look and listen” communication to the stockholders of the Company pursuant to Rule 14d-9(f) under the Exchange Act (or any substantially similar communication); provided, however, that this Section 6.5(f) shall not be deemed to permit the Company Board or any committee thereof to make a Company Change of Recommendation other than in accordance with Section 6.5(d) or Section 6.5(e). In addition, it is understood and agreed that, for purposes of this Agreement, a factually accurate required public statement by the Company or the Company Board (or a committee thereof) that solely describes the Company’s receipt of a Company Takeover Proposal, the identity of the Person making such Company Takeover Proposal, the material terms of such Company Takeover Proposal and the operation of this Agreement with respect thereto will not be deemed to be (A) changing, qualifying, withholding, withdrawing or modifying, or a proposal by the Company Board (or a committee thereof) to change, qualify, withhold, withdraw or modify, the Company Recommendation; (B) an adoption, approval or recommendation with respect to such Company Takeover Proposal; or (C) a Company Change of Recommendation.
6.6.Parent No-Solicitation.
(a)No Solicitation or Negotiation. Except as expressly permitted by this Section 6.6, from the date hereof until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Company Merger Effective Time, Parent shall not, and shall cause each of its Subsidiaries and its and their respective officers and directors, and shall instruct its and its Subsidiaries’ other Representatives not to, directly or indirectly, (i) solicit, initiate, or knowingly encourage or facilitate any proposal or offer or any inquiries regarding the making of any proposal or offer, including any proposal or offer to its stockholders, that constitutes, or would reasonably be expected to lead to, a Parent Takeover Proposal; or (ii) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other Person any information for the purpose of encouraging or facilitating, any inquiry, proposal or offer that constitutes, or would reasonably be expected to lead to, a Parent Takeover Proposal (other than, in response to an unsolicited inquiry that did not arise from a material breach of this Section 6.6(a), solely to ascertain facts from the Person making such Parent Takeover Proposal, consistent with the Parent Board’s fiduciary duties, about such Parent Takeover Proposal and the Person that made it, and to refer the inquiring Person to this Section 6.6). Parent shall, and Parent shall cause its Subsidiaries, and its and their respective officers and directors to, and shall use its reasonable best efforts to cause its and its Subsidiaries’ other Representatives to, immediately after the date hereof cease any and all existing solicitation, discussions or negotiations with any Persons (or provision of any non-public information to any Persons) with respect to any inquiry, proposal or offer that constitutes, or would reasonably be expected to lead to, a Parent Takeover Proposal.
(b)Superior Proposals. Notwithstanding anything to the contrary contained in this Agreement, if at any time from and after the date hereof and prior to obtaining Parent Stockholder Approval, Parent receives from any Person a Parent Takeover Proposal that did not result from a material breach of Section 6.6, and if Parent Board determines in good faith, after consultation with its independent financial advisor and outside legal counsel, that such Parent Takeover Proposal constitutes or would reasonably be expected to lead to a Parent Superior Proposal, then Parent and its Representatives may, in response to such Parent Takeover Proposal, (A) furnish, pursuant to an Acceptable Confidentiality Agreement, information (including non-public information) with respect to Parent and its Subsidiaries and afford access to the business, properties, assets, books, records or other non-public information, or to any personnel, of Parent or any of its Subsidiaries to the Person that has made such written Parent Takeover Proposal and its Representatives, prospective debt and equity financing sources and/or their respective Representatives (provided, however, that Parent shall, prior to or substantially concurrently with the delivery to such Person, provide to the Company any information concerning Parent or any of its Subsidiaries that is provided or made available to such Person or its Representatives, prospective debt and equity financing sources and/or their respective Representatives unless such information has been previously provided to the Company) and (B) engage in or otherwise participate in discussions or negotiations with the Person making such Parent Takeover Proposal and its Representatives, prospective debt and equity financing sources and/or their respective Representatives regarding such Parent Takeover Proposal; provided, however, that Parent and its Representatives may contact any Person in writing (with a request that any response from such Person be in writing) with respect to a Parent Takeover Proposal to clarify any terms and conditions thereof which are necessary to determine whether Parent Takeover Proposal constitutes or would reasonably be expected to lead to a Parent Superior Proposal without the Parent Board being required to make such determination prior to taking such action. Parent shall promptly (and in any event within twenty-four (24) hours) notify the Company in writing if Parent Board makes the determinations set forth in this Section 6.6(b).
(c)Notice. At any time after the date hereof and until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Company Merger Effective Time, Parent shall promptly (and in no event later than forty-eight (48) hours after receipt) notify the Company (orally or in writing) in the event that Parent or any of its Subsidiaries or its or their Representatives receives a Parent Takeover Proposal, any inquiry, proposal, offer or request for information that would reasonably be expected to lead to a Parent Takeover Proposal or any amendment or modification to the material terms of any Parent Takeover Proposal, including the identity of the Person making such Parent Takeover Proposal, a copy of any agreements or draft documents related thereto and copies of any correspondence between Parent or its Representatives and the Person (or its Representatives) submitting such Parent Takeover Proposal, inquiry, proposal offer or request relating thereto. Parent shall keep the Company reasonably informed on a prompt and current basis with respect to the status and material terms of any such Parent Takeover Proposal, inquiry, proposal, offer or request and any material changes to the status of any such discussions or negotiations and promptly (and in any event within forty-eight (48) hours after receipt) provide the Company with copies of any correspondence, agreements or draft documents provided by Parent or such Person or their respective Representatives with respect thereto, in each case to the extent not previously made available to the Company.
(d)Change in Recommendation or Termination in Response to Parent Superior Proposal. Notwithstanding anything else in this Agreement to the contrary, from the date hereof, except as expressly permitted by this Section 6.6(d), neither the Parent Board nor any committee thereof shall (i) (A) change, qualify, withhold, withdraw or modify, or authorize or resolve to or publicly propose or announce its intention to change, qualify, withhold, withdraw or modify, in each case in any manner adverse to the Company in any material respect, the Parent Recommendation, or fail to include the Parent Recommendation in the Proxy Statement/Prospectus in accordance with Section 6.8(d); (B) adopt, approve, endorse or recommend to the stockholders of Parent, or resolve to or publicly propose or announce its intention to adopt, approve, endorse or recommend to the stockholders of Parent, a Parent Takeover Proposal; (C) within ten (10) Business Days of the Company’s written request, fail to make or reaffirm the Parent Recommendation following the date any Parent Takeover Proposal or any material modification thereto is first published or sent or given to the stockholders of Parent; provided, however, that the Company may not make any such request on more than one occasion in respect of any Parent Takeover Proposal or more than one occasion in respect of any material modification of a Parent Takeover Proposal; or (D) fail to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9 against any Parent Takeover Proposal that is a tender offer or exchange offer subject to Regulation 14D promulgated under the Exchange Act within ten (10) Business Days after the commencement (within the meaning of Rule 14d-2 under the Exchange Act) of such tender offer or exchange offer (any action described in this clause (i) being referred to as a “Parent Change of Recommendation”); or (ii) authorize, cause or direct Parent or any of its Subsidiaries to enter into any letter of intent, memorandum of understanding, agreement (including an acquisition agreement, merger agreement, option agreement, expense reimbursement agreement, joint venture agreement or other agreement), commitment or agreement in principle with respect to, or that would reasonably be expected to lead to, any Parent Takeover Proposal (other than an Acceptable Confidentiality Agreement entered into in accordance with Section 6.6(b)). Notwithstanding anything to the contrary set forth in this Agreement, prior to obtaining the Parent Stockholder Approval, the Parent Board may, in response to a Parent Takeover Proposal received by Parent after the date of this Agreement that did not result from a material breach of Section 6.6(a) which the Parent Board determines in good faith, after consultation with its independent financial advisor and outside legal counsel, (x) constitutes a Parent Superior Proposal and (y) that failure to take the following actions would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law, make a Parent Change of Recommendation in respect of such Parent Superior Proposal and/or cause Parent to terminate this Agreement in accordance with Section 8.1(e)(ii); provided, however, that prior to taking any such action, (A) Parent shall have given the Company at least five (5) Business Days’ prior written notice of its intention to take such action, which notice shall include a summary of the material terms and conditions of such Parent Superior Proposal, the identity of the Person making such Parent Superior Proposal and a copy of the Parent Superior Proposal and a copy of any proposed agreements providing for such Parent Superior Proposal (including any financing documents); (B) during such five (5) Business Day period following the date on which such notice is received, Parent shall and shall cause its Representatives to, negotiate with the Company in good faith (to the extent the Company wishes to negotiate) to make such adjustments to the terms and conditions of this Agreement as the Company may propose; (C) upon the end of such five (5) Business Day period (or such subsequent notice period as contemplated by clause (D) below this proviso), the Parent Board shall have considered in good faith any revisions to the terms of this Agreement proposed in writing by the Company, and shall have determined, after consultation with its independent financial advisor and outside legal counsel, that the Parent Superior Proposal continues to constitute a Parent Superior Proposal and that a failure to take such action would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law; and (D) in the event of any change to any of the financial terms (including the form, amount or timing of payment of consideration) or any other material terms of such Parent Superior Proposal, Parent shall, in each case, have delivered to the Company an additional notice consistent with that described in clause (A) above of this proviso and a new notice period under clause (A) of this proviso shall commence (provided, however, that the notice period thereunder shall only be three (3) Business Days) during which time Parent shall be required to comply with the requirements of this Section 6.6(d) anew with respect to such additional notice, including clauses (A) through (D) above of this proviso.
(e)Parent Change of Recommendation in Response to Parent Intervening Event. Notwithstanding anything to the contrary set forth in this Agreement, prior to obtaining Parent Stockholder Approval, the Parent Board may, in response to a Parent Intervening Event, make a Parent Change of Recommendation, and the Parent Board determines in good faith, after consultation with Parent’s independent financial advisor and outside legal counsel, that the failure of the Parent Board to take such action would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law; provided, however, that the Parent Board shall not be entitled to effect such a Parent Change of Recommendation until (i) Parent shall have given the Company at least five (5) Business Days’ prior written notice of its intention to effect such a Parent Change of Recommendation, which notice shall specify the reasons therefor and include a reasonable description of such Parent Intervening Event; (ii) during the five (5)

Business Day period following the date on which such notice is received, Parent shall and shall cause its Representatives to negotiate in good faith with the Company (to the extent the Company wishes to negotiate), to make adjustments to the terms and conditions of this Agreement; and (iii) following the end of such five (5) Business Day period, the Parent Board, after consultation with Parent’s independent financial advisor and outside legal counsel and taking into account any revisions to the terms and conditions of this Agreement proposed by the Company, shall have determined in good faith that the failure of the Parent Board to make such a Parent Change of Recommendation in response to such Parent Intervening Event would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law.
(f)Nothing contained in this Section 6.6 shall prohibit Parent, the Parent Board or a committee thereof from (i) taking and disclosing to the stockholders of Parent a position contemplated by Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act; (ii) making any disclosure to the stockholders of Parent that is required by Law or stock exchange rule or listing agreement; (iii) complying with Item 1012(a) of Regulation M-A promulgated under the Exchange Act; (iv) informing any Person of the existence of the provisions contained in this Section 6.6; or (v) making any “stop, look and listen” communication to the stockholders of Parent pursuant to Rule 14d-9(f) under the Exchange Act (or any substantially similar communication); provided, however, that this Section 6.6(f) shall not be deemed to permit the Parent Board or any committee thereof to make a Parent Change of Recommendation other than in accordance with Section 6.6(d) or Section 6.6(e). In addition, it is understood and agreed that, for purposes of this Agreement, a factually accurate required public statement by Parent or the Parent Board (or a committee thereof) that solely describes Parent’s receipt of a Parent Takeover Proposal, the identity of the Person making such Parent Takeover Proposal, the material terms of such Parent Takeover Proposal and the operation of this Agreement with respect thereto will not be deemed to be (A) changing, qualifying, withholding, withdrawing or modifying, or a proposal by the Parent Board (or a committee thereof) to change, qualify, withhold, withdraw or modify, the Parent Recommendation; (B) an adoption, approval or recommendation with respect to such Parent Takeover Proposal; or (C) a Parent Change of Recommendation.
6.7.Form S-4 and Joint Proxy Statement.
(a)As promptly as reasonably practicable after the execution of this Agreement, Parent and the Company shall prepare, and Parent shall file with the SEC, a registration statement on Form S-4 of Parent relating to the Parent Common Stock Issuance (as amended or supplemented from time to time, the “Form S-4”), in which the Joint Proxy Statement shall be included as a prospectus (collectively, the “Proxy Statement/Prospectus”). Each of Parent and the Company shall use commercially reasonable efforts to have the Form S-4 declared effective under the Securities Act and for the Proxy Statement/Prospectus to be cleared by the SEC and its staff under the Exchange Act, in each case, as promptly as reasonably practicable after such filing and to keep the Form S-4 effective for as long as is necessary to consummate the Company Merger. Parent and the Company shall use reasonable efforts to respond as promptly as practicable to any comments of the SEC staff in respect of the Proxy Statement/Prospectus and to cause the definitive Proxy Statement/Prospectus to be mailed to the Company’s stockholders as promptly as practicable following the effectiveness of the Form S-4 under the Securities Act. The Company will furnish Parent all information reasonably requested by Parent relating to the Company required by applicable Law to be set forth in the Proxy Statement/Prospectus. Parent and Merger Sub will furnish the Company with all information reasonably requested by the Company relating to Parent and Merger Sub required by applicable Law to be set forth in the Proxy Statement/Prospectus. Each of Parent and the Company shall promptly notify the other party upon the receipt of any comments from the SEC or its staff or any request from the SEC or its staff for amendments or supplements to the Proxy Statement/Prospectus and the receiving party shall provide the other party with copies of all correspondence between the receiving party and its Representatives, on the one hand, and the SEC and its staff, on the other hand, relating to the Proxy Statement/Prospectus. Each of Parent and the Company shall provide the other party a reasonable opportunity to review and propose comments on the Proxy Statement/Prospectus prior to the filing thereof (and any amendments or supplements thereto) or any responses or other communications to the SEC or its staff and shall in good faith consider such comments reasonably proposed by the other party for inclusion therein. Each of Parent and the Company shall use its reasonable best efforts to resolve all SEC comments with respect to the Proxy Statement/Prospectus as promptly as practicable after receipt thereof and shall provide all cooperation reasonably requested by the other party in connection therewith.
(b)If at any time prior to the Company Stockholders Meeting any information relating to the Company or Parent, or any of their respective Affiliates, is discovered by a party hereto, which information should be set forth in an amendment or supplement to the Proxy Statement/Prospectus, the party hereto that discovers such information shall promptly notify the other party hereto and Parent and the Company shall use reasonable best efforts to prepare and mail to the Company’s stockholders such an amendment or supplement, in each case, to the extent required by applicable Law. Each of Parent and the Company further agrees to use reasonable best efforts to cause the Proxy Statement/Prospectus as so corrected or supplemented promptly to be filed with the SEC and to be disseminated to the Company’s stockholders, in each case as and to the extent required by applicable Law.
(c)If at any time prior to the Parent Stockholders Meeting any information relating to Parent or the Company, or any of their respective Affiliates, is discovered by a party hereto, which information should be set forth in an amendment or supplement to the Proxy Statement/Prospectus, the party hereto that discovers such information shall promptly notify the other party hereto and the Company and Parent shall use reasonable best efforts to prepare and mail to Parent’s stockholders such an amendment or supplement, in each case, to the extent required by applicable Law. Each of the Company and Parent further agrees to use reasonable best efforts to cause the Proxy Statement/Prospectus as so corrected or supplemented promptly to be filed with the SEC and to be disseminated to the Parent’s stockholders, in each case as and to the extent required by applicable Law.
6.8.Stockholders Meetings.
(a)Subject to the other provisions of this Agreement, the Company shall (i) take all actions required under the MGCL and the Articles of Incorporation and Bylaws to duly call, give notice of, convene and hold a meeting of its stockholders as promptly as reasonably practicable after the Form S-4 becomes effective for the purpose of obtaining the Company Stockholder Approval (the “Company Stockholders Meeting”); and (ii) subject to a Company Change of Recommendation pursuant to, and in accordance with, Section 6.5, include in the Proxy Statement/Prospectus the Company Recommendation and use reasonable best efforts to solicit from the Company’s stockholders proxies in favor of the approval of this Agreement and approval of the Transactions.
(b)Notwithstanding anything to the contrary in this Agreement, (i) if the Company reasonably determines in good faith that the Company Stockholder Approval is unlikely to be obtained at the Company Stockholders Meeting, including due to an absence of quorum, then prior to the vote contemplated having been taken, the Company shall have the right, after consultation with Parent, to adjourn, delay or postpone the Company Stockholders Meeting (for a period of not more than thirty (30) calendar days for each such adjournment, delay or postponement) for the purpose of soliciting additional votes in favor of obtaining the Company Stockholder Approval; and (ii) if requested by Parent on no more than two occasions, the Company shall adjourn, delay or postpone the Company Stockholders Meeting (for a period of not more than thirty (30) calendar days each), if Parent reasonably determines in good faith that the Company Stockholder Approval is unlikely to be obtained at the Company Stockholders Meeting. If requested by Parent, the Company shall promptly provide to Parent all voting tabulation reports relating to the Company Stockholders Meeting that have been prepared by the Company or the Company’s transfer agent, proxy solicitor or other Representatives.
(c)Notwithstanding any Company Change of Recommendation, but subject to Section 6.5(d), unless this Agreement has been terminated in accordance with its terms, the Company Stockholders Meeting shall be convened and this Agreement shall be submitted to the Company’s stockholders at the Company Stockholders Meeting.
(d)Subject to the other provisions of this Agreement, Parent shall (i) take all actions required under the MGCL and its Organizational Documents to duly call, give notice of, convene and hold a meeting of its stockholders as promptly as reasonably practicable after the Form S-4 becomes effective for the purpose of obtaining the Parent Stockholder Approval (the “Parent Stockholders Meeting”); and (ii) subject to a Parent Change of Recommendation pursuant to, and in accordance with, Section 6.6, include in the Proxy Statement/Prospectus the Parent Recommendation and use reasonable best efforts to solicit from Parent’s stockholders proxies in favor of the approval of the Parent Common Stock Issuance.
(e)Notwithstanding anything to the contrary in this Agreement, (i) if Parent reasonably determines in good faith that the Parent Stockholder Approval is unlikely to be obtained at the Parent Stockholders Meeting, including due to an absence of quorum, then prior to the vote contemplated having been taken, Parent shall have the right, after consultation with the Company, to adjourn, delay or postpone the Parent Stockholders Meeting (for a period of not more than thirty (30) calendar days for each such adjournment, delay or postponement) for the purpose of soliciting additional votes in favor of obtaining the Parent Stockholder Approval; and (ii) if requested by the Company on no more than two occasions, Parent shall adjourn, delay or postpone the Parent Stockholders Meeting (for a period of not more than thirty (30) calendar days each), if the Company reasonably determines in good faith that the Parent Stockholder Approval is unlikely to be obtained at the Parent Stockholders Meeting. If requested by the Company, Parent shall promptly provide to the Company all voting tabulation reports relating to the Parent Stockholders Meeting that have been prepared by the Parent or Parent’s transfer agent, proxy solicitor or other Representatives.
(f)Notwithstanding any Parent Change of Recommendation, but subject to Section 6.6(d), unless this Agreement has been terminated in accordance with its terms, the Parent Stockholders Meeting shall be convened and this Agreement shall be submitted to the Parent’s stockholders at the Parent Stockholders Meeting.
(g)The parties shall use their reasonable best efforts to hold the Company Stockholders Meeting and the Parent Stockholders Meeting on the same day.
6.9.Efforts.
(a)Subject to the terms and conditions of this Agreement, the parties shall, and shall cause their respective Affiliates to, use their reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under any applicable Laws to consummate and make effective in the most expeditious manner possible the Transactions and to cause the conditions to the Transactions set forth in Article VII to be satisfied as promptly as practicable, including using reasonable best efforts to accomplish the following as promptly as reasonably practicable: (i) the preparation and filing of all forms, registrations and notifications to or with any Governmental Authority required to be filed to consummate the Transactions; (ii) satisfaction of the conditions to consummating the Transactions; and (iii) taking all actions, subject to the limitations of this Section 6.9, necessary, proper or advisable to obtain (and to cooperate with each other in obtaining) any consent, authorization, expiration or termination of a waiting period, permit, Order or approval of, waiver or any exemption by, any Governmental Authority required to be obtained or made by Parent or Merger Sub or any of their respective Subsidiaries in connection with the Transactions or the taking of any action contemplated by this Agreement; provided, that, notwithstanding anything to the contrary in this Agreement, no party will have any obligation (A) to propose, negotiate, commit to or effect, by consent decree, hold separate order or otherwise, the sale, divestiture or other disposition of any material portion of the assets or businesses of such party, any of its Subsidiaries or their Affiliates or (B) otherwise to take or commit to take any actions that would limit in any material respect the freedom of such party, its Subsidiaries or their Affiliates with respect to, or their ability to retain, one or more of their businesses, product lines or assets; provided, further, that the Company and its Subsidiaries shall not take any of the actions referred to in the proceeding proviso (or agree to take such actions) without Parent’s prior written consent.
(b)To the extent reasonably practicable, the parties and their Representatives shall have the right to review in advance and each of the parties will consult the others on, all the information relating to the other and each of their Affiliates that appears in any filing, consent, authorization, approval, notice made with, or written materials submitted to, any Governmental Authority in connection with the Mergers and the other Transactions. Parent and the Company shall each keep the other apprised of the status of matters relating to the completion of the Transactions and work cooperatively in connection with obtaining all required consents, authorizations, Orders or approvals of, or any exemptions by, any Governmental Authority undertaken pursuant to the provisions of this Section 6.9. In that regard, each party hereto shall promptly consult with the other parties hereto with respect to and provide any necessary information and assistance as the other parties hereto may reasonably request with respect to (and, in the case of correspondence, provide the other parties hereto (or their counsel) with copies of) all notices, submissions or filings made by or on behalf of such party hereto or any of its Affiliates with any Governmental Authority or any other information supplied by or on behalf of such party hereto or any of its Affiliates to, or correspondence with, any Person in connection with this Agreement and the Transactions. Each party hereto shall promptly inform the other parties hereto, and if in writing, furnish the other parties hereto with copies of (or, in the case of oral communications, advise the other parties hereto orally of) any communication from or to any Governmental Authority regarding the Transactions, and permit the other parties hereto to review and discuss in advance, and consider in good faith the views of the other parties hereto in connection with, any proposed communication or submission with any such Governmental Authority. No party hereto or any of its Affiliates shall participate in any meeting or teleconference with any Governmental Authority in connection with this Agreement and the Transactions, including any consents, authorizations, approvals, notices with respect to Business Permits, unless it consults with the other parties hereto in advance and, to the extent not prohibited by such Governmental Authority, gives the other parties hereto the opportunity to attend and participate thereat. Notwithstanding the foregoing, Parent and the Company may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other under this Section 6.9(b) as “Outside Counsel Only Material.” Such materials and the information contained therein shall be given only to the outside counsel of the recipient and will not be disclosed by such outside counsel to employees, officers or directors of the recipient unless express permission is obtained in advance from the source of the materials (Parent or the Company, as the case may be) or its legal counsel. Notwithstanding anything to the contrary contained in this Section 6.9, materials provided pursuant to this Section 6.9 may be redacted (i) to remove references concerning the valuation or future plans of the Company and the Transactions; (ii) as necessary to comply with existing contractual obligations; and (iii) as necessary to address reasonable privilege concerns; provided, however, that a party redacting materials shall use its reasonable best efforts to make appropriate substitute arrangements to permit reasonable disclosure of such information not in violation of any applicable Law, existing contractual obligation, or privilege.
(c)Without limiting the generality of Section 6.9(a), the Company and Parent shall, and shall cause their applicable Subsidiaries to, make or file, as promptly as practicable, with the appropriate Governmental Authority all filings, forms, applications, registrations and notifications, including the Required Regulatory Notifications, required to be filed in connection with the Transactions or to consummate the Mergers under any applicable Laws or to obtain all consents, clearances, waivers, authorizations and approvals with respect to the Business Permits (including, for the avoidance of doubt, the Required Regulatory Approvals). The Company and Parent shall, and shall cause their respective Affiliates to, as promptly as practicable, respond to inquiries from Governmental Authorities, or provide any supplemental information that may be requested by Governmental Authorities, in connection with filings, forms, applications, registrations and notifications made with such Governmental Authorities. Neither the Company nor Parent will withdraw any such filings, forms, applications, registrations or notifications, nor extend the timing for any review period by any Governmental Authority in connection with obtaining any approval, consent, clearance, waiver or authorization from any Governmental Authority, including with respect to the Business Permits (including, for the avoidance of doubt, the Required Regulatory Approvals), without the prior written consent of the other party hereto.
(d)Without limiting the generality of Section 6.9(a), if requested in writing by Parent, the Company shall, and shall causes its Affiliates to, use its reasonable best efforts to assist Parent in obtaining, effective no earlier than the Closing, any amendment, agreement, consent or waiver under the documentation relating to the Company Facilities (collectively, the “Facility Documentation”), in connection with the consummation of the Transactions, including with respect to a change in control of the Company or any of its Subsidiaries under any Facility Documentation, including any “Change In Control” (as such term is defined in the Facility Documentation), from any party whose agreement, consent or waiver is required in connection therewith, in the form and on the terms as may be reasonably requested by Parent.
6.10.Public Announcements. The Company, Parent and Parent Manager agree that the initial press release to be issued with respect to the execution and delivery of this Agreement shall be joint and in a form agreed to by the parties hereto and the parties hereto shall consult with each other before issuing any subsequent press release or making any other public announcement with respect to this Agreement and the Transactions and shall not issue any such press release or make any such public announcement without the prior consent of the other party hereto (which shall not be unreasonably withheld, conditioned or delayed); provided, however, that (a) a party hereto may, without the prior consent of any other party hereto (but after prior consultation, to the extent practicable in the circumstances) issue such press release or make such public announcement to the extent required by applicable Law or the applicable rules of any stock exchange or by any regulatory authority; (b) each of the Company, Parent and Parent Manager may make press releases or public communications concerning this Agreement and the Transactions that consist solely of information previously disclosed in previous press releases or announcements made by Parent, Parent Manager and/or the Company in compliance with this Section 6.10; and (c) each of the Company, Parent and Parent Manager may make any public statements in response to questions by the press, analysts or investors or those participating in investor calls or industry conferences, so long as such statements consist solely of information previously disclosed in previous press releases, public disclosures or public statements made by Parent, Parent Manager and/or the Company in compliance with this Section 6.10; provided, further, that subject to compliance with Section 6.5 or Section 6.6, respectively, the Company and Parent may issue press releases or make public announcements with respect to any Company Takeover Proposal or Parent Takeover Proposal, respectively, from and after the receipt thereof without consulting with, or obtaining the prior consent of, Parent.

6.11.Indemnification and Insurance.
(a)From and after the Company Merger Effective Time, each of the Surviving Entity and Parent shall, to the same extent permitted by the Organizational Documents of the Company and its Subsidiaries in effect on the date hereof: (i) indemnify and hold harmless each Person who is at the date hereof, was previously, or during the period from the date hereof through the Company Merger Effective Time will be, serving as a director, officer, employee or agent of the Company or any of its Subsidiaries (including the Company Operating Partnership) and each Person who served as a director, officer, employee, agent, partner, trustee or member of another corporation, unincorporated association, business trust, estate, partnership, joint venture, individual trust, employee benefit plan or other legal entity at the request of or for the benefit of the Company or any of its Subsidiaries (including the Company Operating Partnership) (collectively, the “Covered Persons”) in connection with any D&O Claim and any losses, claims, damages, liabilities, Claim Expenses, judgments, fines, penalties and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of any thereof) relating to or resulting from such D&O Claim (without prejudice to Section 6.14); and (ii) promptly advance to such Covered Person any Claim Expenses incurred in defending, serving as a witness with respect to or otherwise participating with respect to any D&O Claim in advance of the final disposition of such D&O Claim, including payment on behalf of or advancement to the Covered Person of any Claim Expenses incurred by such Covered Person in connection with enforcing any rights with respect to such indemnification and/or advancement, in each case without the requirement of any bond or other security, provided that such Covered Person provides an undertaking to repay such advances if such Covered Person is ultimately determined not to be entitled to indemnification hereunder under applicable Law. In the event of any such D&O Claim, Parent, the Surviving Entity and the Covered Person shall reasonably cooperate with the Covered Person in the defense of such D&O Claim. All rights to indemnification and advancement conferred hereunder shall continue as to a Person who has ceased to be a director, officer or employee of the Company or any of its Subsidiaries (including the Company Operating Partnership) after the date hereof and shall inure to the benefit of such Person’s heirs, successors, executors and personal and legal representatives.
(b)For not less than six years from and after the Company Merger Effective Time, the Organizational Documents of the Surviving Entity shall contain provisions no less favorable with respect to exculpation, limitations on liability of Covered Persons, indemnification of and advancement of expenses to Covered Persons than are set forth as of the date hereof in the Organizational Documents of the Company. Notwithstanding anything herein to the contrary, if any D&O Claim (whether arising before, at or after the Company Merger Effective Time) is made against any Covered Persons with respect to matters subject to indemnification hereunder on or prior to the sixth anniversary of the Company Merger Effective Time, the provisions of this Section 6.11(b) shall continue in effect until the final disposition of such D&O Claim. Following the Company Merger Effective Time, the indemnification Contracts in existence on the date of this Agreement set forth on Section 6.11(b) of the Company Disclosure Letter with any of the Covered Persons shall be assumed by the Surviving Entity, without any further action, and shall continue in full force and effect in accordance with their terms.
(c)Parent will cause to be put in place, and Parent shall fully prepay immediately prior to the Company Merger Effective Time, a six-year prepaid “tail” insurance policy (which policy by its express terms shall survive the Mergers) of at least the same coverage and amounts and containing terms and conditions that are no less favorable to the covered individuals as the Company’s and its Subsidiaries’ existing directors’ and officers’ insurance policy or policies with a claims period of six years from the Company Merger Effective Time for D&O Claims arising from facts, acts, events or omissions that occurred on or prior to the

Company Merger Effective Time; provided, however, the aggregate premium for such “tail” insurance policy shall not exceed an amount equal to 300% of the annual premium paid by the Company for such insurance as of the date of this Agreement; and provided, further, that if the premium of such insurance coverage exceeds such amount, Parent shall cause to be put in place a policy with the greatest coverage available, with respect to the facts, acts, events or omissions occurring prior to the Company Merger Effective Time, for a cost not exceeding such amount. Parent and the Surviving Entity shall cause any such policy (whether obtained by Parent, the Company or the Surviving Entity) to be maintained in full force and effect, for its full term, and Parent shall cause the Surviving Entity to honor all its obligations thereunder.
(d)In the event that Parent or the Surviving Entity (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) sells all or substantially all of its properties and assets to any Person, then proper provision shall be made so that such continuing or surviving corporation or entity or transferee of such assets, as the case may be, shall assume the obligations set forth in this Section 6.11.
(e)The obligations under this Section 6.11 shall not be terminated or modified in any manner that is adverse to any Covered Persons (and their respective successors and assigns), it being expressly agreed that each Covered Person (including their respective successors and assigns) shall be a third-party beneficiary of this Section 6.11. In the event of any breach by the Surviving Entity or Parent of this Section 6.11, the Surviving Entity shall pay all reasonable expenses, including attorneys’ fees, that may be incurred by Covered Persons in successfully enforcing the indemnity and other obligations provided in this Section 6.11 as such fees are incurred, upon the written request of such Covered Person.
(f)The rights of the Covered Persons under this Section 6.11 are in addition to any rights such Covered Persons may have under the Articles of Incorporation and the Bylaws, or under any applicable Contracts or Laws and nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries (including the Company Operating Partnership) for any of their respective directors, officers or other employees.
6.12.Exchange Delisting. Prior to the Closing Date, the Company shall cooperate with Parent and use commercially reasonable efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of the NYSE to enable the delisting by the Surviving Entity of the Company Common Stock from the NYSE and the deregistration of the Company Common Stock and Company Preferred Stock under the Exchange Act as promptly as practicable after the Company Merger Effective Time.
6.13.Listing. Parent shall take all actions necessary to cause the shares of Parent Common Stock, shares of Parent Series D Cumulative Redeemable Preferred Stock and shares of Parent Series E Cumulative Redeemable Preferred Stock to be issued hereunder to be listed on the NYSE, subject to official notice of issuance.
6.14.Transaction Litigation. The Company shall promptly notify Parent, and Parent shall promptly notify the Company, of any stockholder demands, litigation, arbitration or other similar actions against such party or any of their respective directors or officers relating to this Agreement or the Transactions, and shall keep each other informed on a reasonably prompt basis with respect to the status thereof. The Company and Parent shall give the other the opportunity to participate (at the other’s expense) in the defense or settlement of any such action and reasonably cooperate with the other in conducting the defense or settlement of such action, and no such settlement or any disclosure in connection therewith shall be agreed without the other’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed). In the event of, and to the extent of, any conflict or overlap between the provisions of this Section 6.14 and Section 6.2 or Section 6.9, the provisions of this Section 6.14 shall control.
6.15.Rule 16b-3. During the Interim Period, each of Parent and the Company shall take all such reasonable steps as may be necessary to cause the Transactions and any dispositions of Company equity securities or acquisitions of Parent equity securities pursuant to the Transactions by each individual (including any Person who is deemed to be a “director by deputization” under applicable securities Laws) who (a) is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company or (b) at the Company Merger Effective Time will become a director or officer of Parent, to be exempt under Rule 16b-3 promulgated under the Exchange Act, such steps to be taken in accordance with applicable SEC rules and regulations and interpretations of the SEC staff.
6.16.Takeover Law. Neither Parent nor the Company shall take any action that would cause any Takeover Law to become applicable to this Agreement and the Transactions, and each of Parent and the Company shall take all necessary steps within its control to exempt (or ensure the continued exemption of) the Transactions from any applicable Takeover Law now or hereafter in effect. If any Takeover Law may become, or may purport to be, applicable to the Transactions, each of Parent and the Company shall promptly take such reasonable actions as are necessary so that the Transactions may be consummated as promptly as practicable on the terms contemplated hereby and to otherwise act to eliminate or minimize the effects of any Takeover Law on any of the Transactions.
6.17.Resignations. Upon Parent’s written request at least five Business Days prior to the Closing Date, the Company shall use its reasonable best efforts to cause to be delivered to Parent resignations executed by each director of the Company Board in office as of immediately prior to the Company Merger Effective Time, subject to, and effective upon, the Company Merger Effective Time.
6.18.Control of Operations. Nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the Company’s operations or the Company Operating Partnership prior to the Company Merger Effective Time and the Partnership Merger Effective Time, respectively. Prior to the Company Merger Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations. Prior to the Partnership Merger Effective Time, the Company Operating Partnership shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations.
6.19.Additional Dividends.
(a)Prior to the Company Merger Effective Time, the Company may authorize and declare a dividend to its stockholders pursuant to this Section 6.19(a), the payment date for which shall be the close of business on the last Business Day prior to the Closing Date or such other date as Parent and the Company may agree, subject to funds being legally available therefor. The record date for any such dividends shall be three Business Days before the payment date. Any per share dividend amount payable by the Company with respect to the Company Common Stock pursuant to this Section 6.19(a) shall be an amount equal to (i) the Company’s then-most recent quarterly dividend (on a per share basis), multiplied by the number of days elapsed since the last dividend record date through and including the day prior to the Closing Date, and divided by the actual number of days in the calendar quarter in which such dividend is declared, plus (ii) an additional amount (the “Company Additional Dividend Amount”), if any, necessary so that the aggregate dividend payable is equal to the Minimum

Distribution Dividend. The Company and Parent shall cooperate in good faith to determine whether it is necessary to authorize and declare a Company Additional Dividend Amount and the amount (if any) of the Company Additional Dividend Amount.
(b)Prior to the Company Merger Effective Time, Parent may, in its sole discretion, authorize and declare a dividend to its stockholders pursuant to this Section 6.19(b), the payment date for which shall not be earlier than the close of business on the last Business Day prior to the Closing Date (but in Parent’s discretion may be after the Closing Date to Parent’s stockholders of record determined in accordance with this Section 6.19(b)), subject to funds being legally available therefor. The record date for any such dividends shall be three Business Days before the payment date. Any per share dividend amount payable by Parent with respect to the Parent Common Stock pursuant to this Section 6.19(b) shall be an amount equal to (i) Parent’s then-most recent quarterly dividend (on a per share basis), multiplied by the number of days elapsed since the last dividend record date through and including the day prior to the Closing Date, and divided by the actual number of days in the calendar quarter in which such dividend is declared, plus (ii) an additional amount (the “Parent Additional Dividend Amount”), if any, necessary so that the aggregate dividend payable is equal to the Minimum Distribution Dividend. Parent and the Company shall cooperate in good faith to determine whether it is necessary to authorize and declare a Parent Additional Dividend Amount and the amount (if any) of the Parent Additional Dividend Amount.
6.20.Tax Matters.
(a)Each of the parties hereto shall use its reasonable best efforts to cause the Company Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, including by executing and delivering customary tax representation letters to the Company’s and/or Parent’s counsel, as applicable, in form and substance reasonably satisfactory to such counsel, in connection with (i) any tax opinion or description of the U.S. federal income tax consequences of the Mergers contained or set forth in the Form S-4; or (ii) the tax opinions referenced in Section 7.2(e) and Section 7.3(e). None of the parties hereto shall (and each of the parties hereto shall cause their respective Subsidiaries not to) take any action, or fail to take any action, which could reasonably be expected to cause the Company Merger to fail to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. The parties hereto intend to report and, except to the extent otherwise required by Law, shall report, for federal income tax purposes, the Company Merger as a “reorganization” within the meaning of Section 368(a) of the Code.
(b)The Company shall (i) use its reasonable best efforts to obtain the opinions of counsel referred to in Section 7.3(d) and Section 7.3(e); and (ii) deliver to Hunton Andrews Kurth LLP and Mayer Brown LLP officer’s certificates, dated as of the Closing Date and signed by an officer of the Company, containing representations of the Company as shall be reasonably necessary or appropriate to enable Hunton Andrews Kurth LLP to render the opinions described in Section 7.2(e) and Section 7.3(d), and Mayer Brown LLP to render the opinions described in Section 7.2(d) and Section 7.3(e) on the Closing Date.
(c)Parent shall (i) use its reasonable best efforts to obtain the opinions of counsel referred to in Section 7.2(d) and Section 7.2(e); and (ii) deliver to Hunton Andrews Kurth LLP and Mayer Brown LLP officer’s certificates, dated as of the Closing Date and signed by an officer of Parent, containing representations of Parent as shall be reasonably necessary or appropriate to enable Hunton Andrews Kurth LLP to render the opinions described in Section 7.2(e) and Section 7.3(d), and Mayer Brown LLP to render the opinions described in Section 7.2(d) and Section 7.3(e) on the Closing Date.
6.21.Employee Matters.

(a)For a period of one (1) year following the Closing Date, Parent shall provide or cause the Surviving Entity, Parent Manager or their respective Affiliates to provide to each of the employees who is employed by the Company immediately prior to the Closing and remains employed by the Company, Parent, the Surviving Entity, Parent Manager or any of their respective Affiliates immediately following the Closing (each, a “Continuing Employee”), (i) a base salary, hourly rate or wages that are not less than those provided to such Continuing Employee immediately prior to the Closing Date, (ii) variable/incentive/bonus pay opportunities that are not less than those provided to such Continuing Employee immediately prior to the Closing Date, (iii) severance benefits that are not less than those provided to such Continuing Employee immediately prior to the Closing Date (taking into account service credited after the Closing Date pursuant to this Agreement), and (iv) other employee benefit plans and arrangements (excluding any defined benefit plans and any equity-based compensation) that are no less favorable than those provided to similarly situated employees of Parent, the Surviving Entity, Parent Manager or their applicable Affiliate, as the case may be.
(b)Parent shall cause the Surviving Entity, Parent Manager or their respective Affiliates to, credit (or cause to be credited) each Continuing Employee with his or her years of service credited by the Company or its Affiliates (and any predecessor entities thereof) and the PEO before the Closing Date under any employee benefit plan of Parent, the Surviving Entity, Parent Manager or their respective Affiliates, as applicable, providing benefits similar to those provided under a Company Benefit Plan or PEO Benefit Plan (including under any applicable pension, 401(k), savings, medical, dental, life insurance, vacation, long-service leave or other leave entitlements, post-retirement health and life insurance, termination indemnity, severance or separation pay plans, other than defined benefit plans) to the same extent as such Continuing Employee was entitled, before the Closing Date, to credit for such service under such Company Benefit Plan or PEO Benefit Plan for all purposes, of eligibility to participate, vesting and benefit accrual (other than benefit accruals under a defined benefit pension plan, nonqualified deferred compensation plan, equity-based compensation arrangement, long-service leave, retiree medical plan or other post-employment welfare arrangement), except to the extent (i) such credit would result in the duplication of benefits for the same period of service or (ii) such service was not credited under the corresponding Company Benefit Plan.
(c)Parent shall use reasonable best efforts to provide (or if applicable to cause the Surviving Entity, Parent Manager or their respective Affiliates to provide) to each Continuing Employee and his or her dependents credit for any co-payments, coinsurance, out-of-pocket maximums and deductibles paid prior to the Closing under any Company Benefit Plan or PEO Benefit Plan, in respect of the plan year in which the Closing Date occurs, in satisfying any such requirements under any employee benefit plan of Parent, the Surviving Entity, Parent Manager or any of their respective Affiliates, as applicable, in which such Continuing Employee and his or her dependents is eligible to participate after the Closing.
(d)Parent shall use reasonable best efforts to waive (or if applicable to cause the Surviving Entity, Parent Manager or their respective Affiliates to waive) for each Continuing Employee and his or her dependents any waiting period provision, payment requirement to avoid a waiting period, pre-existing condition limitation, actively-at-work requirement and any other restriction that would prevent immediate or full participation under the welfare plans of Parent, the Surviving Entity, Parent Manager or any of their respective Affiliates, as applicable, that is applicable to such Continuing Employee to the extent such waiting period, pre-existing condition limitation, actively-at-work requirement or other restriction would not have been applicable to such Continuing Employee under the terms of the welfare plans of the Company on the date of this Agreement.
(e)From and after the Closing, Parent shall be responsible for any and all notices, liabilities, costs, payments and expenses arising directly from any action by Parent and its

Affiliates (including breach of contract, defamation or retaliatory discharge) regarding the Continuing Employees, including any such liability (i) under any Law that relates to employees, employee benefit matters or labor matters, (ii) for dismissal, wrongful termination or constructive dismissal or termination, or severance pay or other termination pay, or (iii) under or with respect to any benefit plan, program, collective bargaining agreement, Contract, policy, commitment or arrangement of Parent and its Affiliates, including with respect to severance or retention plans, or to the extent such severance or retention plans provide payments or benefits with respect to any Continuing Employee.
(f)From and after the Closing, Parent shall, or shall cause its Affiliates to, be responsible for, and shall indemnify, defend and hold harmless the Company and its Affiliates from and against, all Liabilities arising under or relating to Part 6 of Subtitle B of Title I of ERISA, Section 4980B of the Code, and any other applicable continuation coverage Law with respect to each individual who is an “M&A qualified beneficiary,” as defined in Treasury Regulation Section 54.4980B-9, Q&A-4(a), in connection with the Transactions (including any such individual’s spouse, dependent or other qualified beneficiary). Following the execution of this Agreement, the Company and Parent shall work together in good faith to attempt to extend the contract with the PEO for COBRA and certain payroll purposes following the Closing. If the Parties are unable to extend the PEO contract, Parent shall, or shall cause its Affiliates to, implement an alternative arrangement sufficient to satisfy Parent’s obligations under this Section 6.21(f). In all events, Parent shall, or shall cause its Affiliates to, timely offer, provide and administer continuation coverage under COBRA and any other applicable continuation coverage Law to all M&A qualified beneficiaries for the full period required under applicable Law, and shall be solely responsible for all notices, elections, premiums, claims administration, reporting, recordkeeping and other obligations associated with such continuation coverage. The Parties shall cooperate in good faith to ensure that all required COBRA notices and other material communications are timely prepared and distributed, and each Party shall promptly provide the other with any information reasonably necessary to administer them. For the avoidance of doubt, Parent’s obligations under this Section 6.21(f) apply to each M&A qualified beneficiary for the balance of the maximum coverage period required under applicable Law, regardless of whether the qualifying event occurred before, on or after the Closing. Parent and the Company desire that the PEO process and report any required payments to employees and former employees of the Company through payroll and the filing of all required tax reports, including Form W-2s, and any related matters, in each case with respect to periods during which the PEO employed such individuals.
(g)Prior to the Closing, the Company shall amend its severance policy and any similar arrangements to provide that, if any officer or employee of the Company or any of its Subsidiaries is offered similar employment or continued similar employment with Parent, the Surviving Entity, Parent Manager or any of their respective Affiliates effective at or after the Closing and such person accepts such offer, such employee or officer shall not be entitled to any such severance or similar pay or benefits in connection with the termination of his or her employment with the Company or its Subsidiaries, provided that Parent, the Surviving Entity, Parent Manager or such Affiliate, as applicable, agreed to pay such severance or similar pay or benefits if they thereafter terminate such person’s employment without cause within twelve (12) months after the Closing Date.
(h)Between the date of this Agreement and the Closing Date, the Company shall, and shall cause its applicable Subsidiaries to, use their reasonable best efforts to make their respective employees available to Parent Manager or its Representatives, at Parent Manager’s request and upon reasonable notice and at reasonable times, for the purpose of discussing potential employment with Parent Manager for the period after the Closing.

(i)From and after the date of this Agreement until the Closing, the Company and Parent shall cooperate in good faith in identifying and analyzing any payments or benefits that may be subject to Section 280G or Section 4999 of the Code, including by furnishing such information as is reasonably requested in connection with any updated analysis prior to the Closing.
(j)With respect to matters described in this Section 6.21, the Company shall not send any written notices or other written communications to employees of the Company or its Subsidiaries without the prior written consent of Parent, which shall not be unreasonably withheld, conditioned or delayed.
(k)Nothing contained in this Agreement is intended, express or implied, or shall be construed to confer upon any employee of the Company or any of its Subsidiaries or any other Person any right to employment with the Surviving Entity, Parent, Parent Manager or any of their respective Affiliates for any specified period, nor shall it alter or modify the at-will employment status of the Continuing Employees.
(l)Each of the parties to this agreement hereby agrees that no provision of this Section 6.21 is intended to, and that no such provision does, confer upon any Person other than the party hereto any right to or remedies hereunder, including the right to enforce any obligations of any party hereto contained herein. Nothing in this Agreement, express or implied, will be construed to prevent a party hereto or any of its Affiliates (including the Surviving Entity or its Affiliates) after the Closing from: (i) terminating, or modifying the terms of employment of, any employees; or (ii) adopting, amending, terminating or modifying (for any purpose) to any extent any Benefit Plan or any other employee benefit plan, program, Contract, agreement or arrangement. Nothing in this Agreement will be construed as an amendment or modification (for any purpose) to any Benefit Plan or any other compensation or benefit plans maintained for or provided to directors, managers, officers, employees or independent contractors of Parent, the Company, its successor or their respective Affiliates prior to or following the Closing Date.
Article VII

CONDITIONS PRECEDENT TO THE MERGERS
7.1.Conditions to Each Party’s Obligations. The obligations of the Company, the Company Operating Partnership, Parent, Merger Sub and Parent Manager to complete the Closing and effect the Mergers under Article III of this Agreement are subject to the satisfaction of the following conditions precedent on or before the Closing:
(a)No Prohibition. No Governmental Authority of competent jurisdiction shall have, after the date of this Agreement, (i) enacted, issued or promulgated any Law that is in effect; or (ii) issued or granted any Order or injunction (whether temporary, preliminary or permanent) that is in effect, in each case which has the effect of restraining, enjoining or prohibiting the consummation of the Mergers.
(b)Stockholder Approval. (i) The Company Stockholder Approval shall have been obtained and (ii) the Parent Stockholder Approval shall have been obtained.
(c)Form S-4. The Form S-4 shall have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall be in effect and no proceedings for such purpose shall be pending before or threatened by the SEC.

(d)Parent Common Stock and Parent Preferred Stock. The shares of Parent Common Stock, Parent Series D Cumulative Redeemable Preferred Stock and Parent Series E Cumulative Redeemable Preferred Stock to be issued in the Mergers shall have been approved for listing on the NYSE, subject to official notice of issuance.
(e)Regulatory Approval. Each of the consents, authorizations and approvals from the Governmental Authorities set forth on Section 7.1(e)(i) of the Company Disclosure Letter (collectively, the “Required Regulatory Approvals”) shall have been obtained.
7.2.Conditions to Obligations of Parent, Merger Sub and Parent Manager. The obligations of Parent, Merger Sub and Parent Manager to complete the Closing and effect the Mergers under Article III of this Agreement are further subject to the satisfaction (or waiver in writing by Parent, Merger Sub and Parent Manager, to the extent permitted under applicable Law) of the following conditions precedent on or before the Closing:
(a)The representations and warranties of the Company and the Company Operating Partnership set forth in (i) Sections 4.1(d)(i)-(iv) shall be true and correct (except for any de minimis inaccuracies) as of the date of this Agreement and as of the Closing Date as though made as of the Closing Date (except to the extent that any such representation and warranty speaks as of any earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), (ii) Section 4.1(a), Section 4.1(d)(v), Section 4.2, Section 4.3(a)(i) and Section 4.18 shall be true and correct as of the date of this Agreement and as of the Closing Date as though made as of the Closing Date (except to the extent that any such representation and warranty speaks as of any earlier date, in which case such representation and warranty shall be true and correct as of such earlier date) in each case in all material respects, (iii) the second sentence of Section 4.15 shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made as of the Closing Date, and (iv) Article IV, other than the representations and warranties listed in the immediately preceding clauses (i), (ii) and (iii), shall be true and correct as of the date of this Agreement and as of the Closing Date (without giving effect to any “materiality” or “Company Material Adverse Effect” qualifiers) as though made as of the Closing Date (except to the extent that any such representation and warranty speaks as of any earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except, in the case of this clause (iv), for such failures to be true and correct as have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(b)Each of the Company and the Company Operating Partnership shall have duly performed and complied with, in all material respects, the covenants, obligations and agreements contained in this Agreement to be performed and complied with by it at or prior to the Closing.
(c)Parent and Merger Sub shall have received a certificate executed on behalf of the Company by its Chief Executive Officer or Chief Financial Officer confirming that the conditions set forth in clauses (a) and (b) of this Section 7.2 have been duly satisfied.
(d)Parent shall have received a written opinion of Mayer Brown LLP (or other counsel to the Company reasonably satisfactory to Parent), dated as of the Closing Date and in substantially the form attached hereto as Annex C, to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, commencing with the Company’s taxable year ended December 31, 2020, the Company has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code and its actual method of operation has enabled the Company to meet, through the Company Merger Effective Time, the requirements for qualification and taxation as a REIT under the Code. In rendering the opinion described in this Section 7.2(d), counsel shall be entitled to require and rely upon customary representations contained in certificates of officers of the Company and Parent; provided that Parent and the Company are given a reasonable opportunity to review such representations and find them to be reasonably satisfactory in form and substance.
(e)Parent shall have received a written opinion of Hunton Andrews Kurth LLP, dated as of the Closing Date and in substantially the form attached hereto as Annex D, to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, (i) the Company Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and (ii) the Company, Parent and Merger Sub will each be a party to that reorganization with the meaning of Section 368(b) of the Code. In rendering the opinion described in this Section 7.2(e), counsel shall be entitled to require and rely upon customary representations contained in certificates of officers of the Company and Parent; provided that Parent and the Company are given a reasonable opportunity to review such representations and find them to be reasonably satisfactory in form and substance.
7.3.Conditions to Obligations of the Company and the Company Operating Partnership. The obligation of the Company and the Company Operating Partnership to complete the Closing and effect the Mergers are further subject to the satisfaction (or waiver in writing by the Company and the Company Operating Partnership, to the extent permitted under applicable Law) of the following conditions precedent on or before the Closing:
(a)The representations and warranties of Parent, Merger Sub and, as applicable, Parent Manager set forth in (i) Sections 5.1(c)(i)-(iii) shall be true and correct (except for any de minimis inaccuracies) as of the Closing Date as though made as of the date of this Agreement and as of the Closing Date (except to the extent that any such representation and warranty speaks as of any earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), (ii) Section 5.1(a), Section 5.1(c)(iv), Section 5.2, Section 5.3 and Section 5.15 shall be true and correct as of the date of this Agreement and as of the Closing Date as though made as of the Closing Date (except to the extent that any such representation and warranty speaks as of any earlier date, in which case such representation and warranty shall be true and correct as of such earlier date) in each case in all material respects, (iii) the second sentence of Section 5.12 shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made as of the Closing Date, and (iv) Article V, other than the representations and warranties listed in the immediately preceding clauses (i), (ii) and (iii), shall be true and correct as of the date of this Agreement and as of the Closing Date (without giving effect to any “materiality” or “Parent Material Adverse Effect” qualifiers) as though made as of the Closing Date (except to the extent that any such representation and warranty speaks as of any earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except, in the case of this clause (iv), for such failures to be true and correct as (A) in the case of Parent and Merger Sub, have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, and (B) in the case of Parent Manager, would not reasonably be expected to materially prevent the ability of Parent Manager to consummate the Transactions before the Termination Date.
(b)Parent, Merger Sub and Parent Manager shall have duly performed and complied with, in all material respects, the respective covenants, obligations and agreements contained in this Agreement to be performed and complied with by Parent, Merger Sub and Parent Manager at or prior to the Closing.
(c)The Company shall have received (i) a certificate executed on behalf of Parent by its Chief Executive Officer or Chief Financial Officer confirming that the conditions set forth in clauses (a) and (b) of this Section 7.3 (solely with respect to representations, warranties, agreements and obligations of Parent and Merger Sub) have been duly satisfied, and (ii) a certificate executed on behalf of Parent Manager by an executive officer Parent Manager confirming that the conditions set forth in clauses (a) and (b) of this Section 7.3 (solely with respect to representations, warranties, agreements and obligations of Parent Manager) have been duly satisfied.
(d)The Company shall have received a written opinion of Hunton Andrews Kurth LLP (or other counsel to Parent reasonably satisfactory to the Company), dated as of the Closing Date and in substantially the form attached hereto as Annex E, to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, commencing with Parent’s taxable year ended December 31, 2020, Parent has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code and its actual method of operation has enabled Parent to meet, through the Company Merger Effective Time, the requirements for qualification and taxation as a REIT under the Code, and Parent’s proposed method of organization and operation will enable Parent to continue to satisfy the requirements for qualification and taxation as a REIT under the Code. In rendering the opinion described in this Section 7.3(d), counsel shall be entitled to require and rely upon customary representations contained in certificates of officers of the Company and Parent; provided that Parent and the Company are given a reasonable opportunity to review such representations and find them to be reasonably satisfactory in form and substance.
(e)The Company shall have received a written opinion of Mayer Brown LLP, dated as of the Closing Date and in substantially the form attached hereto as Annex F, to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, (i) the Company Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and (ii) the Company, Parent and Merger Sub will each be a party to that reorganization with the meaning of Section 368(b) of the Code. In rendering the opinion described in this Section 7.3(e), counsel shall be entitled to require and rely upon customary representations contained in certificates of officers of the Company and Parent; provided that Parent and the Company are given a reasonable opportunity to review such representations and find them to be reasonably satisfactory in form and substance.
Article VIII

TERMINATION
8.1.Termination. This Agreement may be terminated at any time on or prior to the Partnership Merger Effective Time, whether (except as expressly set forth below) before or after the Company Stockholder Approval or the Parent Stockholder Approval has been obtained, only as follows:
(a)With the mutual written consent of each of the Company and Parent;
(b)By written notice of either the Company or Parent, if the Closing shall not have occurred on or before 11:59 p.m. Eastern Time on March 9, 2027 (such date, the “Termination Date”); provided, however (A) that if, as of the Termination Date, all conditions set forth in Article VII other than the conditions set forth in Section 7.1(e) or Section 7.1(a) (to the extent related to Section 7.1(e)) shall have been satisfied or shall be capable of being satisfied on the Closing Date were the Closing to happen on such date, then the Termination Date shall automatically be extended for an additional 60 days, which date thereafter shall be deemed to be the Termination Date; provided, further, that the right to terminate this Agreement pursuant to this Section 8.1(b) will not be available to any party hereto that has breached in any material respect any provision of this Agreement in any manner that shall have contributed materially to the failure of the Closing to occur on or before the Termination Date (it being understood that, for purposes of this Agreement, a breach of this Agreement by (x) Merger Sub shall be deemed to be a breach by Parent and (y) the Company Operating Partnership shall be deemed to be a breach by the Company);
(c)By written notice of either the Company or Parent, if (i) any permanent injunction or other judgment or Order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Transactions will be in effect, or any action has been taken by any Governmental Authority of competent jurisdiction, that, in each case, prohibits, makes illegal or enjoins the consummation of the Transactions and has become final and non-appealable; or (ii) any Order will have been enacted, entered, enforced or deemed applicable to the Transactions and is in effect that prohibits, makes illegal or enjoins the consummation of the Transactions; provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(c) will not be available to the Company or Parent (x) unless such party hereto has used its best efforts to remove such Order and (y) if such party hereto has breached in any material respect any provision of this Agreement in any manner that has contributed materially to the issuance of such Order;
(d)By written notice of the Company:
(i)prior to the Closing, if Parent, Merger Sub or Parent Manager shall have breached or failed to perform in any material respect any of their respective representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 7.1 or Section 7.3 to be satisfied and (B) is incapable of being cured or, if curable, has not been cured, by Parent, Merger Sub or Parent Manager, as applicable, prior to the earlier of the (x) Termination Date and (y) thirtieth (30th) Business Day after its receipt of written notice thereof from the Company; provided, however, that the Company and the Company Operating Partnership shall not have breached or failed to perform in any material respect any of their respective representations, warranties, covenants or other agreements contained in this Agreement so as to cause the closing conditions in Section 7.1 and Section 7.2 not to be satisfied;
(ii)prior to obtaining the Company Stockholder Approval, in accordance with, and subject to compliance with the terms and conditions of, Section 6.5(d), in order to enter into a definitive agreement providing for a Company Superior Proposal (with such definitive agreement being entered into substantially concurrently with the termination of this Agreement); provided, however, that concurrently with such termination, the Company pays the Company Termination Fee pursuant to Section 8.3(b)(i); or
(iii)prior to obtaining the Parent Stockholder Approval, if (A) a Parent Change of Recommendation shall have occurred or (B) Parent has materially breached Section 6.6(a).
(e)By written notice of Parent:
(i)prior to the Closing, if the Company or the Company Operating Partnership shall have breached or failed to perform in any material respect any of their respective representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 7.1 or Section 7.2 to be satisfied, and (B) is incapable of being cured or, if curable, has not been cured, by the Company or the Company Operating Partnership prior to the earlier of the (x) Termination Date and (y) thirtieth

(30th) Business Day after its receipt of written notice thereof from Parent; provided, however, that Parent and Merger Sub shall not have breached or failed to perform in any material respect any of their respective representations, warranties, covenants or other agreements contained in this Agreement so as to cause the closing conditions in Sections 7.1 and 7.3 not to be satisfied; or
(ii)prior to obtaining the Parent Stockholder Approval, in accordance with, and subject to compliance with the terms and conditions of, Section 6.6(d), in order to enter into a definitive agreement providing for a Parent Superior Proposal (with such definitive agreement being entered into substantially concurrently with the termination of this Agreement); provided, however, that concurrently with such termination, Parent pays the Parent Termination Fee pursuant to Section 8.3(c)(i); or
(iii)prior to obtaining the Company Stockholder Approval, if (A) a Company Change of Recommendation shall have occurred or (B) the Company has materially breached Section 6.5(a); or
(f)By written notice of either the Company or Parent:
(i)if the Company Stockholder Approval shall not have been obtained at the Company Stockholders Meeting duly convened therefor (including any adjournments or postponements thereof permitted by this Agreement) at which a vote on the approval of this Agreement was taken; or
(ii)if the Parent Stockholder Approval shall not have been obtained at the Parent Stockholders Meeting duly convened therefor (including any adjournments or postponements thereof permitted by this Agreement) at which a vote on the approval of the Parent Common Stock Issuance was taken.
8.2.Expenses; Transfer Taxes.
(a)Except as otherwise specifically provided herein, each party hereto shall bear its own expenses in connection with this Agreement and the Transactions, including the expenses associated with the printing and mailing of its proxy materials to its stockholders in connection with this Agreement and the Transactions.
(b)Except as otherwise provided in Section 3.4(b), all stock transfer, real estate transfer, documentary, sales, use, stamp, property, conveyancing, value added, goods and services, registration and other such Taxes (including interest, penalties and additions to any such Taxes) (“Transfer Taxes”), provided, for the avoidance of doubt, that Transfer Taxes shall not include any income, franchise or similar Taxes arising from the Transactions, shall be borne and paid by Parent, Merger Sub or the Surviving Entity when due, and expressly shall not be a liability of holders of Company Common Stock, whether levied on Parent or any other Person, and Parent, Merger Sub or the Surviving Entity shall file any necessary Tax Returns and other documentation with respect to such Transfer Taxes. For the avoidance of doubt, the payment of Merger Consideration pursuant to Article III shall not be construed as discharging any obligation pursuant to this Section 8.2(b) of Parent, Merger Sub or the Surviving Entity with respect to Transfer Taxes.
8.3.Effect of Termination.
(a)In the event of termination of this Agreement by either the Company or Parent pursuant to Section 8.1, this Agreement will forthwith become void and have no further force or effect, without any Liability on the part of Parent, Merger Sub, Parent Manager, the

Company, the Company Operating Partnership or any of their respective Subsidiaries, except as provided in this Section 8.3, Section 6.1(c), Section 6.10, Section 8.2, and Article IX, which will survive any termination hereof; provided, however, that, subject to this Section 8.3, none of Parent, Merger Sub, Parent Manager, the Company or the Company Operating Partnership shall be relieved or released from any Liabilities arising out of its intentional fraud or Willful Breach, and the aggrieved party will be entitled to all rights and remedies available at law or in equity (including, in the case of a Willful Breach, the loss to the applicable party or the holders of its common stock of the economic benefits of the Mergers, it being understood that each party shall be entitled to pursue such monetary damages on behalf of such holders of common stock in its sole and absolute discretion, and any amounts recovered in connection therewith shall be paid to such party).
(b)In the event that:
(i)this Agreement is terminated (x) by the Company pursuant to Section 8.1(d)(ii) (Company Superior Proposal) or (y) by Parent pursuant to Section 8.1(e)(iii) (Company Change of Recommendation), then the Company shall pay the Company Termination Fee to Parent, at or prior to the time of termination in the case of termination by the Company, or as promptly as reasonably practicable (and, in any event, within two Business Days following such termination) in the case of termination by Parent, in each case, payable by wire transfer of immediately available funds to an account designated in writing by Parent; or
(ii)(A) this Agreement is terminated by (x) either Parent or the Company pursuant to Section 8.1(b) (Termination Date), Section 8.1(f)(i) (Company Stockholders Meeting) or (y) by Parent pursuant to Section 8.1(e)(i) (Company Breach); (B) a bona fide written Company Takeover Proposal shall have been publicly made, proposed or communicated (or shall have otherwise become publicly known) after the date of this Agreement and not withdrawn prior to the time of termination of this Agreement; and (C) at any time during the twelve (12)-month period following such termination, the Company or any of its Subsidiaries completes, or enters into a definitive agreement with respect to and thereafter completes (regardless of whether such completion occurs within such twelve (12)-month period) a Company Takeover Proposal, then the Company shall pay to Parent the Company Termination Fee, such payment to be made promptly upon completion of such Company Takeover Proposal, payable by wire transfer of immediately available funds to an account designated in writing by Parent; provided, however, that, for purposes of this Section 8.3(b)(ii), all references in the definition of Company Takeover Proposal to twenty percent (20%) or eighty percent (80%) shall be deemed references to fifty percent (50%).
(c)In the event that:
(i)this Agreement is terminated (x) by Parent pursuant to Section 8.1(e)(ii) (Parent Superior Proposal) or (y) by the Company pursuant to Section 8.1(f)(ii) (Parent Change of Recommendation), then Parent shall pay the Parent Termination Fee to the Company, at or prior to the time of termination in the case of termination by Parent, or as promptly as reasonably practicable (and, in any event, within two Business Days following such termination) in the case of termination by the Company, in each case, payable by wire transfer of immediately available funds to an account designated in writing by the Company; or
(ii)(A) this Agreement is terminated by (x) either the Company or Parent pursuant to Section 8.1(b) (Termination Date), Section 8.1(f)(ii) (Parent Stockholders Meeting) or (y) by the Company pursuant to Section 8.1(d)(i) (Parent Breach); (B) a bona fide written Parent Takeover Proposal shall have been publicly made, proposed or communicated (or shall have otherwise become publicly known) after the date of this Agreement and not withdrawn prior to the time of termination of this Agreement; and (C) at any time during the twelve (12)-month period following such termination, Parent or any of its Subsidiaries completes, or enters into a definitive agreement with respect to and thereafter completes (regardless of whether such completion occurs within such twelve (12)-month period) a Parent Takeover Proposal, then Parent shall pay to the Company the Parent Termination Fee, such payment to be made promptly upon completion of such Parent Takeover Proposal, payable by wire transfer of immediately available funds to an account designated in writing by the Company; provided, however, that, for purposes of this Section 8.3(c)(ii), all references in the definition of Parent Takeover Proposal to twenty percent (20%) or eighty percent (80%) shall be deemed references to fifty percent (50%).
(d)The parties hereto acknowledge and agree that in no event shall (i) the Company be required to pay the Company Termination Fee on more than one occasion or (ii) Parent be required to pay the Parent Termination Fee on more than one occasion. Each of the parties hereto acknowledges that each of the Company Termination Fee and the Parent Termination Fee is not intended to be a penalty but rather is liquidated damages in a reasonable amount that will compensate Parent, in the circumstances in which such Company Termination Fee is paid, and the Company, in the circumstances in which such Parent Termination Fee is paid, as the case may be, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions, which amount would otherwise be impossible to calculate with precision.
(e)Each of the parties acknowledges that the agreements contained in this Section 8.3 are an integral part of the Transactions and that, without these agreements, the parties hereto would not enter into this Agreement. Accordingly, if a party hereto fails to promptly pay any amount due pursuant to this Section 8.3, and the other party commences a suit that results in a final and non-appealable judgment against the failing party for the amounts set forth in this Section 8.3 or a portion thereof, the failing party shall pay to the other party all reasonable and documented out-of-pocket fees, costs and expenses of enforcement (including reasonable and documented out-of-pocket attorney’s fees as well as expenses incurred in connection with any such action), together with interest on such amount or such portion thereof at the prime lending rate as published in the Wall Street Journal, in effect on the date such payment is required to be made (together, the “Termination Expenses and Interest”).
(f)Notwithstanding anything to the contrary in this Agreement, but subject to the provisos in Section 8.3(a) and Section 9.6, in any circumstance in which this Agreement is terminated and Parent has the right to receive payment of the Company Termination Fee pursuant to this Section 8.3, the payment of the Company Termination Fee and, if applicable, the Termination Expenses and Interest, shall be the sole and exclusive remedy of Parent and the Merger Sub against the Company and the Company Operating Partnership pursuant to this Agreement, and upon payment of such amounts, the Company and the Company Operating Partnership shall have no further liability or obligation relating to or arising out of this Agreement (except that the Company remains obligated to pay to Parent and Merger Sub any amount due and payable pursuant to Section 8.3(e)), whether in equity or at law, in contract, in tort or otherwise.
(g)Notwithstanding anything to the contrary in this Agreement, but subject to the provisos in Section 8.3(a) and Section 9.6, in any circumstance in which this Agreement is terminated and the Company has the right to receive payment of the Parent Termination Fee pursuant to this Section 8.3, the payment of the Parent Termination Fee and, if applicable, the

Termination Expenses and Interest, shall be the sole and exclusive remedy of the Company and the Company Operating Partnership against Parent, Merger Sub and Parent Manager pursuant to this Agreement, and upon payment of such amounts, Parent, Merger Sub and Parent Manager shall have no further liability or obligation relating to or arising out of this Agreement (except that Parent remains obligated to pay to the Company any amount due and payable pursuant to Section 8.3(e)), whether in equity or at law, in contract, in tort or otherwise.
(h)In the event that the Company is required to pay the Company Termination Fee:
(i)The amount payable to Parent in any tax year of Parent shall not exceed the lesser of (A) the Company Termination Fee payable to Parent; and (B) the sum of (1) the maximum amount that can be paid to Parent without causing Parent to fail to meet the requirements of Sections 856(c)(2) and 856(c)(3) of the Code for the relevant tax year, determined as if the payment of such amount did not constitute income described in Sections 856(c)(2) or 856(c)(3) of the Code (“Parent Qualifying Income”) and Parent has income from unknown sources during such year in an amount equal to one percent (1%) of its gross income which is not Parent Qualifying Income (in addition to any known or anticipated income which is not Parent Qualifying Income), in each case, as determined by Parent’s independent accountants, plus (2) in the event that Parent received either (x) a letter from Parent’s counsel indicating that Parent has received a ruling from the IRS as described below or (y) an opinion from Parent’s outside counsel as described below, an amount equal to the excess of the Company Termination Fee, less the amount payable under clause (1) above.
(ii)To secure the Company’s obligation to pay the amounts described in Section 8.3(h)(i), the Company shall deposit into escrow the amount in cash equal to the Company Termination Fee with an escrow agent selected by the Parent on such terms (subject to this Section 8.3) as shall be mutually and reasonably agreed upon by Parent, the Company and the escrow agent. The payment or deposit into escrow of the Company Termination Fee pursuant to this Section 8.3 shall be made at the time the Company is obligated to pay the Company Termination Fee. The escrow agent shall provide that the Company Termination Fee in escrow or any portion thereof shall not be released to Parent unless the escrow agent receives any one or a combination of the following: (i) a letter from Parent’s independent accountants indicating the maximum amount that can be paid by the escrow agent to Parent without causing Parent to fail to meet the requirements of Sections 856(c)(2) or 856(c)(3) of the Code determined as if the payment of such amount did not constitute Parent Qualifying Income and Parent has income from unknown sources during such year in an amount equal to one percent (1%) of its gross income which is not Parent Qualifying Income (in addition to any known or anticipated income which is not Parent Qualifying Income), in which case the escrow agent shall release such amount to Parent; or (ii) a letter from Parent’s counsel indicating that (A) Parent has received a ruling from the IRS holding that the receipt by Parent of the Company Termination Fee would either constitute Parent Qualifying Income or would be excluded from gross income within the meaning of Sections 856(c)(2) and 856(c)(3) of the Code or (B) Parent’s outside counsel has rendered a legal opinion to the effect that the receipt by Parent of the Company Termination Fee should either constitute Parent Qualifying Income or should be excluded from gross income within the meaning of Sections 856(c)(2) and 856(c)(3) of the Code, in which case the escrow agent shall release the remainder of the Company Termination Fee to Parent. The Company agrees to amend this Section 8.3(h) at the reasonable request of Parent in order to (1) maximize that portion of the Company Termination Fee that may be distributed to Parent hereunder without causing Parent to fail to meet the requirements of Sections 856(c)(2) and 856(c)(3) of the Code or (2) assist Parent in obtaining a favorable ruling from the IRS or legal opinion from its outside counsel, in each case, as described in this Section 8.3(h)(ii).

Any amount of the Company Termination Fee that remains unpaid as of the end of a taxable year shall be paid as soon as possible during the following taxable year, subject to the foregoing limitation of this Section 8.3(h)(i).
(i)In the event that Parent is required to pay the Parent Termination Fee:
(i)The amount payable to the Company in any tax year of the Company shall not exceed the lesser of (A) Parent Termination Fee payable to the Company; and (B) the sum of (1) the maximum amount that can be paid to the Company without causing the Company to fail to meet the requirements of Sections 856(c)(2) and 856(c)(3) of the Code for the relevant tax year, determined as if the payment of such amount did not constitute income described in Sections 856(c)(2) or 856(c)(3) of the Code (“Company Qualifying Income”) and the Company has income from unknown sources during such year in an amount equal to one percent (1%) of its gross income which is not Company Qualifying Income (in addition to any known or anticipated income which is not Company Qualifying Income), in each case, as determined by the Company’s independent accountants, plus (2) in the event that the Company received either (x) a letter from the Company’s counsel indicating that the Company has received a ruling from the IRS as described below or (y) an opinion from the Company’s outside counsel as described below, an amount equal to the excess of Parent Termination Fee, less the amount payable under clause (1) above.
(ii)To secure Parent’s obligation to pay the amounts described in Section 8.3(h)(i), Parent shall deposit into escrow the amount in cash equal to the Parent Termination Fee with an escrow agent selected by the Company on such terms (subject to this Section 8.3) as shall be mutually and reasonably agreed upon by Parent, the Company and the escrow agent. The payment or deposit into escrow of the Parent Termination Fee pursuant to this Section 8.3 shall be made at the time Parent is obligated to pay the Parent Termination Fee. The escrow agent shall provide that the Parent Termination Fee in escrow or any portion thereof shall not be released to the Company unless the escrow agent receives any one or a combination of the following: (i) a letter from the Company’s independent accountants indicating the maximum amount that can be paid by the escrow agent to the Company without causing the Company to fail to meet the requirements of Sections 856(c)(2) or 856(c)(3) of the Code determined as if the payment of such amount did not constitute Company Qualifying Income and the Company has income from unknown sources during such year in an amount equal to one percent (1%) of its gross income which is not Company Qualifying Income (in addition to any known or anticipated income which is not Company Qualifying Income), in which case the escrow agent shall release such amount to the Company; or (ii) a letter from the Company’s counsel indicating that (A) the Company has received a ruling from the IRS holding that the receipt by the Company of the Parent Termination Fee would either constitute Company Qualifying Income or would be excluded from gross income within the meaning of Sections 856(c)(2) and 856(c)(3) of the Code or (B) the Company’s outside counsel has rendered a legal opinion to the effect that the receipt by the Company of the Parent Termination Fee should either constitute Company Qualifying Income or should be excluded from gross income within the meaning of Sections 856(c)(2) and 856(c)(3) of the Code, in which case the escrow agent shall release the remainder of the Parent Termination Fee to the Company. Parent agrees to amend this Section 8.3(i) at the reasonable request of the Company in order to (1) maximize that portion of the Parent Termination Fee that may be distributed to the Company hereunder without causing the Company to fail to meet the requirements of Sections 856(c)(2) and 856(c)(3) of the Code or (2) assist the Company in obtaining a favorable ruling from the IRS or legal opinion from its outside counsel, in each case, as described in this Section 8.3(i)(ii). Any amount of the Parent Termination Fee that remains unpaid as of the end of a taxable year shall be paid as soon as possible during the following taxable year, subject to the foregoing limitation of this Section 8.3(i)(ii).
(j)Notwithstanding anything to the contrary in this Agreement, Parent and Merger Sub, on the one hand, and Parent Manager, on the other hand, shall be severally, not jointly, liable in respect of their respective obligations under this Agreement, and, except as provided in Section 3.4(a), neither the Parent nor Merger Sub shall be responsible for the obligations of Parent Manager hereunder, nor shall Parent Manager be responsible for the obligations of Parent and Merger Sub hereunder (including the obligation to pay the Per Share Parent Consideration).
Article IX

MISCELLANEOUS
9.1.Nonsurvival of Representations and Warranties. None of the representations and warranties and, subject to the following sentence, covenants and agreements, in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Closing. This Section 9.1 shall not limit any covenant or agreement of the parties hereto that by its terms contemplates performance after the Closing.
9.2.Amendment; Waiver. At any time prior to the Partnership Merger Effective Time, any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Company, the Company Operating Partnership, Parent, Merger Sub and Parent Manager; provided, however, if such amendment or waiver is proposed after the Company Stockholder Approval or the Parent Stockholder Approval is obtained, no such amendment or waiver shall be made or given that requires the approval of the stockholders of the Company or Parent under applicable Law unless the required further approval is obtained. After the Partnership Merger Effective Time, this Agreement may not be amended. Notwithstanding the foregoing, no failure or delay by any party hereto in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.
9.3.Notice. Any notice, request, instruction or other document or other communication to be given hereunder by a party hereto shall be in writing and shall be deemed to have been given (a) when received if given in person or by courier or a courier service (providing proof of delivery), (b) on the date of transmission if sent by email by 9:00 p.m. Eastern Time on a Business Day or, otherwise, on the next succeeding Business Day, (c) on the next Business Day if sent by an overnight delivery service marked for overnight delivery (providing proof of delivery), or (d) five Business Days after being deposited in the U.S. mail, certified or registered mail, postage prepaid:
If to the Company or the Company Operating Partnership, addressed as follows:
c/o Cherry Hill Mortgage Investment Corporation
4000 Route 66, Suite 310
Tinton Falls, New Jersey 07753
Attn: Jeffrey B. Lown II
Email: jay.lown@chmireit.com
with a copy (which shall not constitute notice) to:

Mayer Brown LLP
1221 Avenue of the Americas
New York, New York 10020
Attention: David Freed
E-mail: dfreed@mayerbrown.com
and
Mayer Brown LLP
71 South Wacker Drive
Chicago, Illinois 60606
Attention: Andrew Noreuil, Ryan Ferris
E-mail: anoreuil@mayerbrown.com; rferris@mayerbrown.com

If to Parent, Merger Sub or Parent Manager, or after the Closing, the Surviving Entity, addressed as follows:
c/o AG REIT Management, LLC
245 Park Avenue, 26th Floor
New York, New York 10167
Attention: Jenny B. Neslin, Legal Department
E-mail: jneslin@tpg.com; legal@angelogordon.com

with a copy (which shall not constitute notice) to:

Hunton Andrews Kurth LLP
200 Park Avenue
New York, New York 10166
Attention: Steven M. Haas
E-mail: shaas@hunton.com
and
Hunton Andrews Kurth LLP
2200 Pennsylvania Avenue, NW
Washington, DC 20037
Attention: Robert K. Smith
E-mail: rsmith@hunton.com
or to such other individual or address as a party hereto may designate for itself by notice given as herein provided.
9.4.Counterparts. This Agreement may be executed in counterparts, and such counterparts may be delivered in electronic format (including by .pdf and email). Such delivery of counterparts shall be conclusive evidence of the intent to be bound hereby, and each such counterpart and copies produced therefrom shall have the same effect as an original. To the extent applicable, the foregoing constitutes the election of the parties hereto to invoke any Law authorizing electronic signatures.
9.5.Interpretation. The headings preceding the text of Articles and Sections included in this Agreement and the headings to Sections of the Company Disclosure Letter and the Parent Disclosure Letter are for convenience only and shall not be deemed part of this Agreement, the Company Disclosure Letter or the Parent Disclosure Letter or be given any effect in interpreting this Agreement, the Company Disclosure Letter or the Parent Disclosure Letter. The use of the masculine, feminine or neuter gender herein shall not limit any provision of this Agreement. The use of the terms “including” or “include(s)” shall in all cases herein mean “including, without limitation” or “include(s), without limitation,” respectively. Underscored references to Articles, Sections or Exhibits shall refer to those portions of this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term in this Agreement the singular. “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic format) in a visible form. If any action under this Agreement is required to be done or taken on a day that is not a Business Day, then such action shall be required to be done or taken not on such day but on the first succeeding Business Day thereafter. References to days mean calendar days unless otherwise specified. References to documents or information “made available” or “provided” to Parent or similar terms shall mean documents or information (x) uploaded to the “Project Piper” data room hosted by Intralinks, Inc. or (y) provided via email or fileshare site or other method by a Representative of the Company to Parent or Representatives of Parent prior to the entry into and execution of this Agreement. The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. Any capitalized term used in any Exhibit, the Company Disclosure Letter or the Parent Disclosure Letter but not otherwise defined therein shall have the meaning given to such term in this Agreement. References from or through any date shall mean, unless otherwise specified, from and including or through and including, respectively. Any reference to any Contract or other document means such Contract or document as from time to time amended, modified or supplemented (if permitted under this Agreement) and includes all exhibits, schedules or other attachments thereto. All references to dollars or to “$” shall be references to United States dollars.
9.6.Specific Performance.
The parties hereto agree that irreparable damage for which monetary relief (including any fees payable pursuant to Section 8.3), even if available, would not be an adequate remedy, would occur in the event that any provision of this Agreement is not performed in accordance with its specific terms or is otherwise breached, including if the parties hereto fail to take any action required of them hereunder to consummate the Mergers and effect the Closing. Subject to the following sentence, the parties hereto acknowledge and agree that (a) the parties hereto (on behalf of themselves or any third-party beneficiary to this Agreement) shall be entitled to an injunction or injunctions, specific performance or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the courts described in Section 9.7(b) without proof of damages or otherwise, this being in addition to any other remedy to which they are entitled under this Agreement or at law or in equity; (b) the provisions set forth in Section 8.3 shall not be construed to diminish or otherwise impair in any respect any party’s right to specific enforcement; and (c) the right of specific enforcement is an integral part of the Transactions and without that right the parties would have entered into this Agreement. The right to specific enforcement hereunder shall include the right of a party, on behalf of itself and any third-party beneficiaries to this Agreement, to cause the other parties to consummate the Mergers and the other Transactions on the terms and subject to the conditions set forth in this Agreement. The parties hereto agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason, and not to assert that a remedy of monetary damages would provide an adequate remedy or that the parties hereto otherwise have an adequate remedy at law, other than an assertion that the exercise of specific performance was not effected in accordance with provisions of this Section 9.6. The parties hereto acknowledge and agree that any party hereto seeking an injunction or injunctions to prevent and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 9.6 shall not be required to provide any bond or other security in connection with any such order or injunction.
9.7.Governing Law and Venue; Submission to Jurisdiction; Selection of Forum; Waiver of Trial by Jury.
(a)This Agreement shall be deemed to be made in and in all respects shall be interpreted, construed and governed by and in accordance with the Laws of the State of Maryland without regard to the conflicts of laws provisions, rules or principles thereof (or any other jurisdiction).
(b)Each of the parties hereto: (i) agrees that all Litigation in connection with, arising out of or otherwise relating to this Agreement, any instrument or other document delivered pursuant to this Agreement (other than the Confidentiality Agreement) or the Transactions shall be heard and determined exclusively in the Circuit Court for Baltimore City, Maryland, or, if that court does not have jurisdiction, in the United States District Court for the District of Maryland, Northern Division; and (ii) solely in connection with such Litigation, (A) agrees, if applicable, to request or consent to the assignment of any Litigation to the Business and Technology Case Management Program of the Circuit Court for Baltimore City, Maryland, (B) irrevocably and unconditionally submits to the exclusive jurisdiction of such courts; (C) irrevocably waives any objection to the laying of venue in any such Litigation in such courts; (D) irrevocably waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any party hereto; (E) agrees that mailing of process or other papers in connection with any such Litigation in the manner provided in Section 9.3 or in such other manner as may be permitted by applicable Law shall be valid and sufficient service thereof; and (F) it shall not assert as a defense any matter or claim waived by the foregoing clauses (B) through (E) of this Section 9.7(b) or that any Order issued by such courts may not be enforced in or by such courts.
(c)Each of the parties hereto acknowledges and agrees that any controversy that may be connected with, arise out of or otherwise relate to this Agreement, any instrument or other document delivered pursuant to this Agreement or the Transactions is expected to involve complicated and difficult issues, and therefore each party hereto irrevocably and unconditionally waives to the fullest extent permitted by applicable Law any right it may have to a trial by jury with respect to any Litigation, directly or indirectly, connected with, arising out of or otherwise relating to this Agreement, any instrument or other document delivered pursuant to this Agreement or the Transactions. Each party hereto hereby acknowledges and certifies that (i) no Representative of the other parties hereto has represented, expressly or otherwise, that such other parties hereto would not, in the event of any Litigation, seek to enforce the foregoing waiver; (ii) it understands and has considered the implications of this waiver; (iii) it makes this waiver voluntarily; and (iv) it has been induced to enter into this Agreement and the Transactions by, among other things, the mutual waivers, acknowledgments and certifications set forth in this Section 9.7(c).
9.8.Binding Agreement. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns.

9.9.Entire Understanding. This Agreement, together with the Exhibits, the Company Disclosure Letter, the Parent Disclosure Letter, the Confidentiality Agreement and the Support Agreement, constitutes the entire agreement, and supersedes all other prior agreements and understandings, both written and oral, between the parties hereto, or any of them, with respect to the subject matter hereof and thereof.
9.10.Assignment. This Agreement and all of the provisions hereof shall be binding upon and shall inure to the benefit of and be enforceable by the parties hereto and their respective heirs, successors and permitted assigns; provided, however, that neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned (including by operation of law) by any of the parties hereto without the prior written consent of the other parties hereto. Any purported assignment in contravention of this Section 9.10 shall be null and void.
9.11.Third-Party Beneficiaries. This Agreement is not intended to and does not confer upon any Person other than the parties hereto any rights or remedies hereunder, except for: (a) if the Closing occurs, the right of the Company’s stockholders and holders of Company Partnership Units to receive the applicable Merger Consideration; (b) if the Closing occurs, the right of the holders of Company Equity Awards to receive such amounts as provided for in Section 3.1(c); (c) if the Closing occurs, the rights of the Covered Persons set forth in Section 6.11; (d) as provided in Section 8.3(a); and (e) if the Closing occurs, the right of the Company Director Designees to enforce Section 2.7.
9.12.Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the Transactions are fulfilled to the extent possible.
9.13.Construction. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. In the event that an ambiguity or question of intent or interpretation arises, the language shall be construed as mutually chosen by the parties hereto to express their mutual intent, and no rule of strict construction shall be applied against any party hereto. Any reference to any federal, state, local or foreign statute or Law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise.
[Remainder of page left intentionally blank. Signature pages follow.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered as of the date first above written.
CHERRY HILL MORTGAGE INVESTMENT CORPORATION

By:    /s/ Jeffrey Lown II
    Name: Jeffrey Lown II
    Title: President and Chief Executive Officer
CHERRY HILL OPERATING PARTNERSHIP, LP
By: Cherry Hill Mortgage Investment Corporation, its General Partner

By:    /s/ Jeffrey Lown II
    Name: Jeffrey Lown II
    Title: President and Chief Executive Officer
[Signature page to Agreement and Plan of Merger]

TPG MORTGAGE INVESTMENT TRUST, INC.

By:    /s/ Thomas J. Durkin
    Name: Thomas J. Durkin
    Title: Chief Executive Officer and President
MIT MERGER SUB II, LLC

By:    /s/ Thomas J. Durkin
    Name: Thomas J. Durkin
    Title: Chief Executive Officer and President
[Signature page to Agreement and Plan of Merger]

AG REIT MANAGEMENT, LLC, solely for the purposes set forth herein
By: Angelo, Gordon & Co., L.P., its sole member

By: /s/Christopher D. Moore
Name: Christopher D. Moore
Title: General Counsel
[Signature page to Agreement and Plan of Merger]

ANNEX A
FORM OF
TPG MORTGAGE INVESTMENT TRUST, INC.
ARTICLES SUPPLEMENTARY
8.20% Series D Cumulative Redeemable Preferred Stock
TPG Mortgage Investment Trust, Inc., a Maryland corporation (the “Corporation”), hereby certifies to the State Department of Assessments and Taxation of Maryland that:
FIRST: Under a power contained in Article VI of the charter of the Corporation (the “Charter”), the Board of Directors of the Corporation (the “Board”) and a duly authorized committee thereof, by duly adopted resolutions, classified and designated 2,781,635 shares of authorized but unissued shares of preferred stock, $0.01 par value per share (the “Preferred Stock”), of the Corporation as shares of 8.20% Series D Cumulative Redeemable Preferred Stock, $0.01 par value per share (the “Series D Preferred Stock”), with the following preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications, and terms and conditions of redemption, which, upon any restatement of the Charter, shall become part of Article VI of the Charter, with any necessary or appropriate renumbering or relettering of the sections or subsections hereof.
1. Designation and Number. A series of Preferred Stock, classified as the “8.20% Series D Cumulative Redeemable Preferred Stock” is hereby established. The par value of the Series D Preferred Stock is $0.01 per share. The number of authorized shares of the Series D Preferred Stock shall be 2,781,635.
2. Maturity. The Series D Preferred Stock has no stated maturity, is not subject to any sinking fund or mandatory redemption and will remain outstanding indefinitely unless (i) the Corporation decides to redeem or otherwise repurchase the Series D Preferred Stock or (ii) the Series D Preferred Stock becomes convertible and is actually converted pursuant to Section 7 hereof. The Corporation is not required to set apart for payment funds of the Corporation to redeem the Series D Preferred Stock.
3. Ranking. The Series D Preferred Stock ranks, with respect to rights to the payment of dividends and the distribution of assets upon the liquidation, dissolution or winding up of the Corporation, (i) senior to all classes or series of common stock, $0.01 par value per share (the “Common Stock”), of the Corporation and to all classes or series of stock of the Corporation other than the stock of the Corporation referred to in clauses (ii) and (iii) of this Section 3; (ii) on parity with the Corporation’s 8.25% Series A Cumulative Redeemable Preferred Stock, $0.01 par value per share, the 8.00% Series B Cumulative Redeemable Preferred Stock, $0.01 par value per share, the 8.000% Series C Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock, $0.01 par value per share, and all classes or series of stock of the Corporation with terms specifically providing that such stock ranks on parity with the Series D Preferred Stock with respect to rights to the payment of dividends and the distribution of assets upon any liquidation, dissolution or winding up of the Corporation; (iii) junior to all classes or series of stock of the Corporation with terms specifically providing that such stock ranks senior to the Series D Preferred Stock with respect to rights to the payment of dividends and the distribution of assets upon any liquidation, dissolution or winding up of the Corporation. The term “stock” shall not include convertible or exchangeable debt securities of the Corporation.
4. Dividends.
(a) Holders of shares of the Series D Preferred Stock are entitled to receive, when, as and if authorized by the Board and declared by the Corporation, out of funds of the Corporation legally available for the payment of dividends, cumulative cash dividends at the rate of 8.20% of the $25.00 per share liquidation preference per annum (equivalent to $2.05 per annum per share). Dividends on the Series D Preferred Stock shall accumulate daily and shall be cumulative from, and including, [●], 20261 and shall be payable quarterly in arrears on the 17th day of each March, June, September and December (each, a “Dividend Payment Date”); provided, that if any Dividend Payment Date is not a Business Day (as defined below), then the dividend which would otherwise have been payable on such Dividend Payment Date may be paid on the next succeeding Business Day with the same force and effect as if paid on such Dividend Payment Date and no interest, additional dividends or other sums will accumulate on the amount so payable for the period from and after such Dividend Payment Date to such next succeeding Business Day. Any dividend payable on the Series D Preferred Stock, including dividends payable for any partial dividend period, will be computed on the basis of a 360-day year consisting of twelve 30-day months (it being understood that the dividend payable on [●], 20262 will be for less than the full quarterly period). Dividends will be payable to holders of record as they appear in the stock records of the Corporation for the Series D Preferred Stock at the close of business on the applicable record date, which will be the last Business Day of the preceding calendar month in which the applicable Dividend Payment Date falls (each, a “Dividend Record Date”). The dividends payable on any Dividend Payment Date shall include dividends accumulated to, but not including, such Dividend Payment Date. No holder of any shares of Series D Preferred Stock shall be entitled to receive any dividends paid or payable on the Series D Preferred Stock with a Dividend Record Date before the date such shares of Series D Preferred Stock are issued.
(b) No dividends on shares of Series D Preferred Stock shall be authorized by the Board or paid or set apart for payment by the Corporation at any time when the terms and provisions of any agreement of the Corporation, including any agreement relating to any indebtedness of the Corporation, prohibit the authorization, payment or setting apart for payment
1 Note to draft: This date will be the first day of the current dividend quarterly period under the Cherry Hill Mortgage Investment Corporation 8.20% Series A Cumulative Redeemable Preferred Stock during which the Closing Date for the Company Merger occurs. Capitalized terms used in the footnotes but not defined in these articles supplementary have the meaning set forth in the Agreement and Plan of Merger, dated as of August 9, 2026, by and among TPG Mortgage Investment Trust, Inc., MIT Merger Sub II, LLC, Cherry Hill Mortgage Investment Corporation, and Cherry Hill Operating Partnership, LP, and, for limited specified purposes, AG REIT Management, LLC (as may be amended in accordance with its terms, the “Merger Agreement”).
2 Note to draft: This is the date of the first dividend payment after the Closing Date for the Company Merger for this 8.20% Series D Cumulative Redeemable Preferred Stock.

thereof or provide that the authorization, payment or setting apart for payment thereof would constitute a breach of the agreement or a default under the agreement, or if the authorization, payment or setting apart for payment is restricted or prohibited by law.
(c) Notwithstanding anything to the contrary contained herein, dividends on the Series D Preferred Stock will accumulate whether or not the terms and provisions of any laws or agreements referred to in Section 4(b) hereof at any time prohibit the current payment of dividends, whether or not the Corporation has earnings, whether or not there are funds legally available for the payment of those dividends and whether or not those dividends are declared. No interest, or sum in lieu of interest, will be payable in respect of any dividend payment or payments on the Series D Preferred Stock which may be in arrears, and holders of Series D Preferred Stock will not be entitled to any dividends in excess of full cumulative dividends described in Section 4(a) hereof. Any dividend payment made on the Series D Preferred Stock will first be credited against the earliest accumulated but unpaid dividend due with respect to the Series D Preferred Stock.
(d) Except as provided in Section 4(e) hereof, unless full cumulative dividends on the Series D Preferred Stock have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof is set apart for payment for all past dividend periods, (i) no dividends (other than in shares of Common Stock or in shares of any other class or series of stock of the Corporation ranking junior to the Series D Preferred Stock as to dividends and upon liquidation) shall be declared or paid or set apart for payment upon shares of Common Stock or shares of any other class or series of stock of the Corporation ranking junior to or on parity with the Series D Preferred Stock as to dividends or upon liquidation, (ii) no other distribution shall be declared or made upon shares of Common Stock or shares of any other class or series of stock of the Corporation ranking junior to or on parity with the Series D Preferred Stock as to dividends or upon liquidation, and (iii) shares of Common Stock and shares of any other class or series of stock of the Corporation ranking junior to or on parity with the Series D Preferred Stock as to dividends or upon liquidation shall not be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any such securities) by the Corporation (except by conversion into or exchange for shares of, or options, warrants or rights to purchase or subscribe for, Common Stock or shares of any other stock of the Corporation ranking junior to the Series D Preferred Stock as to dividends and upon liquidation or pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of Series D Preferred Stock and shares of any other class or series of stock of the Corporation ranking on parity with the Series D Preferred Stock as to dividends or upon liquidation); provided, however, that the foregoing shall not prevent the redemption, purchase or acquisition by the Corporation of shares of any class or series of its stock pursuant to the provisions of Article VII of the Charter, including in order to preserve the Corporation’s qualification as a real estate investment trust for U.S. federal income tax purposes, or the redemption, purchase or acquisition by the Corporation of Common Stock for purposes of and in compliance with any incentive or benefit plan of the Corporation.
(e) When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) upon the Series D Preferred Stock and shares of any other classes or series of stock of the Corporation ranking on parity as to dividends with the Series D Preferred Stock, all dividends declared upon the Series D Preferred Stock and all other such shares of stock shall be declared pro rata so that the amount of dividends declared per share of Series D Preferred Stock and all other such shares of stock shall in all cases bear to each other the same ratio that accumulated dividends per share on the Series D Preferred Stock and all other such shares of stock (which shall not include any accrual in respect of unpaid dividends for prior dividend periods if any such shares of stock do not have a cumulative dividend) bear to each other. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on the Series D Preferred Stock which may be in arrears.
(f) “Business Day” shall mean any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions in New York, New York are authorized or required by law, regulation or executive order to close.
(g) “Set apart for payment” shall be deemed to include (without limitation), without any action other than the following: the recording by the Corporation in its accounting ledgers of any accounting or bookkeeping entry which indicates, pursuant to an authorization by the Board and a declaration of dividends or other distribution by the Corporation, the allocation of funds to be so paid on any series or class of shares of stock of the Corporation; provided, however, that if any funds for any class or series of stock of the Corporation ranking junior to or on parity with the Series D Preferred Stock as to the payment of dividends are placed in a separate account of the Corporation or delivered to a disbursing, paying or other similar agent, then “set apart for payment” with respect to the Series D Preferred Stock shall mean placing such funds in a separate account or delivering such funds to a disbursing, paying or other similar agent.
5. Liquidation Preference.
(a) In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of Series D Preferred Stock will be entitled to be paid out of the assets the Corporation has legally available for distribution to its stockholders, subject to the preferential rights of the holders of any class or series of stock of the Corporation ranking senior to the Series D Preferred Stock with respect to the distribution of assets upon liquidation, dissolution or winding up, a liquidation preference of $25.00 per share, plus an amount equal to any accumulated and unpaid dividends (whether or not authorized or declared) to, but not including, the date of payment, before any distribution of assets is made to holders of Common Stock or any other class or series of stock of the Corporation that it may issue that ranks junior to the Series D Preferred Stock as to liquidation rights; and such holders of Series D Preferred Stock shall not be entitled to any further payment.
(b) In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, the available assets of the Corporation are insufficient to pay the amount of the liquidating distributions on all outstanding shares of Series D Preferred Stock and the corresponding amounts payable on all shares of other classes or series of stock of the Corporation ranking on parity with the Series D Preferred Stock in the distribution of assets upon liquidation, dissolution or winding up, then the holders of Series D Preferred Stock and all other such classes or series of stock shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.
(c) Notice of any such liquidation stating the payment date or dates when, and the place or places where, the amounts distributable in each circumstance shall be payable, shall be given no fewer than 30 days and no more than 60 days prior to the payment date, to each holder of record of Series D Preferred Stock at the address of such holder as it shall appear on the stock records of the Corporation. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Series D Preferred Stock will have no right or claim to any of the remaining assets of the Corporation. The consolidation, conversion or merger of the Corporation with or into any other corporation, trust or entity or of any other entity with or into the Corporation, the sale, lease, transfer or conveyance of all or substantially all of the property or business the Corporation or a statutory share exchange, shall not be deemed to constitute a liquidation, dissolution or winding up of the Corporation.
(d) In determining whether a distribution (other than upon voluntary or involuntary liquidation), by dividend, redemption or other acquisition of shares of stock of the Corporation or otherwise, is permitted under the Maryland General Corporation Law, amounts that would be needed, if the Corporation were to be dissolved at the time of distribution, to satisfy the preferential rights upon dissolution of holders of shares of the Series D Preferred Stock shall not be added to the Corporation’s total liabilities.
6. Redemption.
(a) As described in this Section 6 and as provided in Article VII of the Charter, the Corporation may purchase or redeem shares of the Series D Preferred Stock, including under circumstances where it is necessary to preserve the Corporation’s qualification as a real estate investment trust for U.S. federal income tax purposes.
(b) Optional Redemption Right. The Corporation may, at its option, upon not less than 30 nor more than 60 days’ notice, as provided below, redeem the Series D Preferred Stock, in whole or in part, at any time or from time to time, for cash at a redemption price of $25.00 per share, plus, subject to Section 6(j) hereof, any accumulated and unpaid dividends thereon (whether or not authorized or declared) to, but not including, the date fixed for redemption.
(c) Special Optional Redemption Right. Upon the occurrence of a Change of Control (as defined below), the Corporation may, at its option, upon not less than 30 nor more than 60 days’ notice, as provided below, redeem the Series D Preferred Stock, in whole or in part, within 120 days after the first date on which such Change of Control occurred, for cash at a redemption price of $25.00 per share, plus, subject to Section 6(j) hereof, any accumulated and unpaid dividends thereon (whether or not authorized or declared) to, but not including, the date fixed for redemption. If, prior to the Change of Control Conversion Date (as defined below), the Corporation has provided notice of its election to redeem some or all of the shares of Series D Preferred Stock pursuant to this Section 6, the holders of Series D Preferred Stock will not have the Change of Control Conversion Right (as defined below) with respect to the shares of Series D Preferred Stock called for redemption.

(d) A “Change of Control” is deemed to occur when, after [●], 20263 (the “Original Issue Date”), the following have occurred and are continuing: (i) the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of stock of the Corporation entitling that person to exercise more than 50% of the total voting power of all stock of the Corporation entitled to vote generally in the election of directors of the Corporation (except that such person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); and (ii) following the closing of any transaction referred to in clause (i), neither the Corporation nor the acquiring or surviving entity has a class of common securities (or American Depositary Receipts representing such securities) listed on the New York Stock Exchange (the “NYSE”), the NYSE MKT LLC (the “NYSE MKT”) or the Nasdaq Stock Market (“Nasdaq”), or listed or quoted on an exchange or quotation system that is a successor to the NYSE, the NYSE MKT or Nasdaq.
(e) In the event the Corporation elects to redeem Series D Preferred Stock, the notice of redemption will be given by the Corporation, postage prepaid, not less than 30 nor more than 60 days prior to the redemption date, to each holder of record of Series D Preferred Stock called for redemption at such holder’s address as it appears on the stock records of the Corporation and shall state: (i) the redemption date; (ii) the number of shares of Series D Preferred Stock to be redeemed; (iii) the redemption price; (iv) the place or places where certificates (if any) for the Series D Preferred Stock are to be surrendered for payment of the redemption price; (v) that dividends on the shares to be redeemed will cease to accumulate on the redemption date; (vi) if applicable, that such redemption is being made in connection with a Change of Control and, in that case, a brief description of the transaction or transactions constituting such Change of Control; and (vii) if such redemption is being made in connection with a Change of Control, that the holders of the shares of Series D Preferred Stock being so called for redemption will not be able to tender such shares of Series D Preferred Stock for conversion in connection with the Change of Control and that each share of Series D Preferred Stock tendered for conversion that is called, prior to the Change of Control Conversion Date, for redemption will be redeemed on the related date of redemption instead of converted on the Change of Control Conversion Date. If less than all of the shares of Series D Preferred Stock held by any holder are to be redeemed, the notice given to such holder shall also specify the number of shares of Series D Preferred Stock held by such holder to be redeemed. No failure to give such notice or any defect thereto or in the giving thereof shall affect the validity of the proceedings for the redemption of any shares of Series D Preferred Stock except as to the holder to whom notice was defective or not given. Notwithstanding the foregoing, no notice of redemption will be required where the Corporation elects to redeem Series D Preferred Stock pursuant to Article VII of the Charter, including to preserve the Corporation’s qualification as a real estate investment trust for U.S. federal income tax purposes.
3 Note to draft: This is the Closing Date for the Company Merger.

(f) Holders of shares of Series D Preferred Stock to be redeemed shall surrender the shares of Series D Preferred Stock so called for redemption at the place designated in the notice of redemption and shall be entitled to the redemption price and any accumulated and unpaid dividends payable upon the redemption following the surrender.
(g) If notice of redemption of any shares of Series D Preferred Stock has been given and if the Corporation irrevocably sets apart for payment the funds necessary for redemption (including any accumulated and unpaid dividends) in trust for the benefit of the holders of the shares of Series D Preferred Stock so called for redemption, then from and after the redemption date (unless the Corporation shall default in providing for the payment of the redemption price plus accumulated and unpaid dividends, if any), dividends will cease to accumulate on those shares of Series D Preferred Stock, those shares of Series D Preferred Stock shall no longer be deemed outstanding and all rights of the holders of those shares will terminate, except the right to receive the redemption price plus accumulated and unpaid dividends, if any, payable upon redemption.
(h) If any redemption date is not a Business Day, then the redemption price and accumulated and unpaid dividends, if any, payable upon redemption may be paid on the next Business Day and no interest, additional dividends or other sums will accumulate on the amount payable for the period from and after that redemption date to that next Business Day.
(i) If less than all of the outstanding shares of Series D Preferred Stock are to be redeemed, the shares of Series D Preferred Stock to be redeemed shall be selected pro rata (as nearly as may be practicable without creating fractional shares) or by lot if the Corporation shall determine that such method of selection will not result in the automatic transfer of any shares of Series D Preferred Stock to a trust pursuant to Article VII of the Charter (as to restrictions on transfer and ownership of shares of the Corporation’s stock).
(j) Immediately prior to any redemption of Series D Preferred Stock, the Corporation shall pay, in cash, any accumulated and unpaid dividends thereon to, but not including, the redemption date, unless a redemption date falls after a Dividend Record Date and prior to the corresponding Dividend Payment Date, in which case each holder of Series D Preferred Stock at the close of business on such Dividend Record Date shall be entitled to the dividend payable on such shares on the corresponding Dividend Payment Date notwithstanding the redemption of such shares before such Dividend Payment Date. Except as provided in this Section 6(j), the Corporation will make no payment or allowance for unpaid dividends, whether or not in arrears, on shares of the Series D Preferred Stock to be redeemed.
(k) Unless full cumulative dividends on all shares of Series D Preferred Stock shall have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof has been or contemporaneously is set apart for payment for all past dividend periods, no shares of Series D Preferred Stock shall be redeemed unless all outstanding shares of Series D Preferred Stock are simultaneously redeemed, and the Corporation shall not purchase or otherwise acquire directly or indirectly any shares of Series D Preferred Stock (except by conversion into or exchange for shares of, or options, warrants or rights to purchase or subscribe for, Common Stock or stock ranking junior to the Series D Preferred Stock as to dividends and upon liquidation or pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of Series D Preferred Stock); provided, however, that the foregoing shall not prevent the redemption, purchase or acquisition by the Corporation of shares of Series D Preferred Stock pursuant to Article VII of the Charter to preserve the Corporation’s qualification as a real estate investment trust for U.S. federal income tax purposes, among other purposes.
(l) Subject to applicable law, the Corporation may purchase shares of Series D Preferred Stock in the open market, by tender or by private agreement. Any shares of Series D Preferred Stock that the Corporation acquires, by redemption or otherwise, shall be reclassified as authorized but unissued shares of Preferred Stock, without designation as to class or series, and may thereafter be issued as any class or series of Preferred Stock.
7. Conversion Rights. Shares of Series D Preferred Stock are not convertible into or exchangeable for any other property or securities of the Corporation, except as provided in this Section 7.
(a) Upon the occurrence of a Change of Control, each holder of Series D Preferred Stock will have the right (unless, prior to the Change of Control Conversion Date, the Corporation has provided notice of its election to redeem some or all of the shares of Series D Preferred Stock held by such holder pursuant to Section 6 hereof, in which case such holder will have the right only with respect to shares of Series D Preferred Stock that are not called for redemption) to convert some or all of the shares of Series D Preferred Stock held by such holder (the “Change of Control Conversion Right”) on the Change of Control Conversion Date into a number of shares of Common Stock per share of Series D Preferred Stock (the “Common Stock Conversion Consideration”) equal to the lesser of: (i) the quotient obtained by dividing (x) the sum of the $25.00 liquidation preference per share of Series D Preferred Stock plus (subject to Section 7(p) hereof) the amount of any accumulated and unpaid dividends (whether or not earned or declared) thereon to, but not including, the Change of Control Conversion Date (unless the Change of Control Conversion Date is after a Dividend Record Date and prior to the corresponding Dividend Payment Date for the Series D Preferred Stock, in which case no additional amount for such accumulated and unpaid dividends will be included in this sum) by (y) the Common Stock Price (as defined below) (such quotient, the “Conversion Rate”); and (ii) [●]4 (the “Share Cap”), subject to adjustments provided in Section 7(b) below.
(b) The Share Cap is subject to pro rata adjustments for any share splits (including those effected pursuant to a distribution of Common Stock to existing holders of Common Stock), subdivisions or combinations (in each case, a “Share Split”) with respect to Common Stock as follows: the adjusted Share Cap as the result of a Share Split will be the number of shares of Common Stock that is equivalent to the product obtained by multiplying (i) the Share
4 Note to Draft: The original Share Cap of 2.62881 shall be equitably adjusted for the Company Merger, by multiplying the original Share Cap by a fraction equal to (i) Common Stock Merger Consideration (with the Per Share Parent Stock Consideration valued at the price determined under (ii) of this note) per share of Cherry Hill Mortgage Investment Corporation common stock, divided by (ii) the ten consecutive trading days trailing average closing price of TPG Mortgage Investment Trust, Inc. common stock immediately preceding, but not including, the Closing Date of the merger agreement.

Cap in effect immediately prior to such Share Split by (ii) a fraction, the numerator of which is the number of shares of Common Stock outstanding immediately after giving effect to such Share Split and the denominator of which is the number of shares of Common Stock outstanding immediately prior to such Share Split. For the avoidance of doubt, subject to the immediately succeeding sentence, the aggregate number of shares of Common Stock (or equivalent Alternative Conversion Consideration (as defined below), as applicable) issuable or deliverable, as applicable, in connection with the exercise of the Change of Control Conversion Right will not exceed the product of the Share Cap times the aggregate number of shares of the Series D Preferred Stock issued and outstanding at the Change of Control Conversion Date (or equivalent Alternative Conversion Consideration, as applicable) (the “Exchange Cap”). The Exchange Cap is subject to pro rata adjustments for any Share Splits on the same basis as the corresponding adjustments to the Share Cap.
(c) The “Change of Control Conversion Date” is the date the Series D Preferred Stock is to be converted, which will be a Business Day selected by the Corporation that is neither fewer than 20 days nor more than 35 days after the date on which it provides the notice described in Section 7(h) to the holders of Series D Preferred Stock.
(d) The “Common Stock Price” is (i) if the consideration to be received in the Change of Control by the holders of Common Stock is solely cash, the amount of cash consideration per share of Common Stock or (ii) if the consideration to be received in the Change of Control by holders of Common Stock is other than solely cash (x) the average of the closing sale prices per share of Common Stock (or, if no closing sale price is reported, the average of the closing bid and ask prices per share or, if more than one in either case, the average of the average closing bid and the average closing ask prices per share) for the ten consecutive trading days immediately preceding, but not including, the date on which such Change of Control occurred as reported on the principal U.S. securities exchange on which Common Stock is then traded, or (y) if Common Stock is not then listed for trading on a U.S. securities exchange, the average of the last quoted bid prices for Common Stock in the over-the-counter market as reported by Pink OTC Markets Inc. or similar organization for the ten consecutive trading days immediately preceding, but not including, the date on which such Change of Control occurred.
(e) In the case of a Change of Control pursuant to which Common Stock is or will be converted into cash, securities or other property or assets (including any combination thereof) (the “Alternative Form Consideration”), a holder of Series D Preferred Stock will receive upon conversion of such shares of Series D Preferred Stock the kind and amount of Alternative Form Consideration which such holder would have owned or been entitled to receive upon the Change of Control had such holder held a number of shares of Common Stock equal to the Common Stock Conversion Consideration immediately prior to the effective time of the Change of Control (the “Alternative Conversion Consideration”; the Common Stock Conversion Consideration or the Alternative Conversion Consideration, whichever shall be applicable to a Change of Control, is referred to as the “Conversion Consideration”).

(f) If the holders of Common Stock have the opportunity to elect the form of consideration to be received in the Change of Control, the Conversion Consideration in respect of such Change of Control will be deemed to be the kind and amount of consideration actually received by holders of a majority of the outstanding shares of Common Stock that made or voted for such an election (if electing between two types of consideration) or holders of a plurality of the outstanding shares of Common Stock that made or voted for such an election (if electing between more than two types of consideration), as the case may be, and will be subject to any limitations to which all holders of Common Stock are subject, including, without limitation, pro rata reductions applicable to any portion of the consideration payable in such Change of Control.
(g) The Corporation will not issue any fractional shares of Common Stock upon the conversion of the Series D Preferred Stock in connection with a Change of Control. Instead, the Corporation will make a cash payment equal to the value of such fractional shares based upon the Common Stock Price used in determining the Common Stock Conversion Consideration for such Change of Control.
(h) Within 15 days following the occurrence of a Change of Control, provided that the Corporation has not exercised its right to redeem all shares of Series D Preferred Stock pursuant to Section 6 hereof, the Corporation will provide to holders of Series D Preferred Stock a notice of occurrence of the Change of Control that describes the resulting Change of Control Conversion Right, which notice shall be delivered to the holders of record of the shares of the Series D Preferred Stock to their addresses as they appear on the stock transfer records of the Corporation and shall state: (i) the events constituting the Change of Control; (ii) the date of the Change of Control; (iii) the last date on which the holders of Series D Preferred Stock may exercise their Change of Control Conversion Right; (iv) the method and period for calculating the Common Stock Price; (v) the Change of Control Conversion Date; (vi) that if, prior to the Change of Control Conversion Date, the Corporation has provided notice of its election to redeem all or any shares of Series D Preferred Stock, holders will not be able to convert the shares of Series D Preferred Stock called for redemption and such shares will be redeemed on the related redemption date, even if such shares have already been tendered for conversion pursuant to the Change of Control Conversion Right; (vii) if applicable, the type and amount of Alternative Conversion Consideration entitled to be received per share of Series D Preferred Stock; (viii) the name and address of the paying agent, transfer agent and conversion agent for the Series D Preferred Stock; (ix) the procedures that the holders of Series D Preferred Stock must follow to exercise the Change of Control Conversion Right (including procedures for surrendering shares of Series D Preferred Stock for conversion through the facilities of a Depositary (as defined below)), including the form of conversion notice to be delivered by such holders as described below; and (x) the last date on which holders of Series D Preferred Stock may withdraw shares of Series D Preferred Stock surrendered for conversion and the procedures that such holders must follow to effect such a withdrawal. No failure to give such notice or any defect thereto or in the giving thereof shall affect the validity of the proceeding for the conversion of any shares of Series D Preferred Stock except as to the holder to whom notice was defective or not given.

(i) The Corporation shall also issue a press release containing such notice provided for in Section 7(h) hereof for publication on Dow Jones & Company, Inc., Business Wire, PR Newswire or Bloomberg Business News (or, if these organizations are not in existence at the time of issuance of the press release, such other news or press organization as is reasonably calculated to broadly disseminate the relevant information to the public), and post a notice on its website (if any) in any event prior to the opening of business on the first Business Day following any date on which it provides the notice provided for in Section 7(h) hereof to the holders of Series D Preferred Stock.
(j) To exercise the Change of Control Conversion Right, the holders of Series D Preferred Stock will be required to deliver, on or before the close of business on the Change of Control Conversion Date, the certificates (if any) representing the shares of Series D Preferred Stock to be converted, duly endorsed for transfer (or, in the case of any shares of Series D Preferred Stock held in book-entry form through a Depositary or shares directly registered with the transfer agent therefor, to deliver, on or before the close of business on the Change of Control Conversion Date, the shares of Series D Preferred Stock to be converted through the facilities of such Depositary or through such transfer agent, respectively), together with a written conversion notice in the form provided by the Corporation, duly completed, to its transfer agent. The conversion notice must state: (i) the relevant Change of Control Conversion Date; (ii) the number of shares of Series D Preferred Stock to be converted; and (iii) that the shares of Series D Preferred Stock are to be converted pursuant to the applicable provisions of the Series D Preferred Stock.
(k) Holders of Series D Preferred Stock may withdraw any notice of exercise of a Change of Control Conversion Right (in whole or in part) by a written notice of withdrawal delivered to the transfer agent of the Corporation prior to the close of business on the Business Day prior to the Change of Control Conversion Date. The notice of withdrawal delivered by any holder must state: (i) the number of withdrawn shares of Series D Preferred Stock; (ii) if certificated shares of Series D Preferred Stock have been surrendered for conversion, the certificate numbers of the withdrawn shares of Series D Preferred Stock; and (iii) the number of shares of Series D Preferred Stock, if any, which remain subject to the holder’s conversion notice.
(l) Notwithstanding anything to the contrary contained in Sections 7(j) and (k) hereof, if any shares of Series D Preferred Stock are held in book-entry form through The Depository Trust Company (“DTC”) or a similar depositary (each, a “Depositary”), the conversion notice and/or the notice of withdrawal, as applicable, must comply with applicable procedures, if any, of the applicable Depositary.
(m) Shares of Series D Preferred Stock as to which the Change of Control Conversion Right has been properly exercised and for which the conversion notice has not been properly withdrawn will be converted into the applicable Conversion Consideration in accordance with the Change of Control Conversion Right on the Change of Control Conversion Date, unless prior to the Change of Control Conversion Date the Corporation has provided notice of its election to redeem some or all of the shares of Series D Preferred Stock pursuant to Section

6 hereof, in which case only the shares of Series D Preferred Stock properly surrendered for conversion and not properly withdrawn that are not called for redemption will be converted as aforesaid. If the Corporation elects to redeem shares of Series D Preferred Stock that would otherwise be converted into the applicable Conversion Consideration on a Change of Control Conversion Date, such shares of Series D Preferred Stock will not be so converted and the holders of such shares will be entitled to receive on the applicable redemption date the redemption price as provided in Section 6 hereof.
(n) The Corporation shall deliver all securities, cash and any other property owing upon conversion no later than the third Business Day following the Change of Control Conversion Date. Notwithstanding the foregoing, the persons entitled to receive any shares of Common Stock or other securities delivered on conversion will be deemed to have become the holders of record thereof as of the Change of Control Conversion Date.
(o) In connection with the exercise of any Change of Control Conversion Right, the Corporation shall comply with all applicable federal and state securities laws and stock exchange rules in connection with any conversion of shares of Series D Preferred Stock into shares of Common Stock or other property. Notwithstanding any other provision of the Series D Preferred Stock, no holder of Series D Preferred Stock will be entitled to convert such shares of Series D Preferred Stock into shares of Common Stock to the extent that receipt of such shares of Common Stock would cause such holder (or any other person) to violate the applicable restrictions on transfer and ownership of shares of the Corporation’s stock contained in Article VII of the Charter, unless the Corporation provides an exemption from such restrictions to such holder pursuant to Article VII of the Charter.
(p) Notwithstanding anything to the contrary herein and except as otherwise required by law, the persons who are the holders of record of shares of Series D Preferred Stock at the close of business on a Dividend Record Date will be entitled to receive the dividend payable on the corresponding Dividend Payment Date notwithstanding the conversion of those shares after such Dividend Record Date and on or prior to such Dividend Payment Date and, in such case, the full amount of such dividend shall be paid on such Dividend Payment Date to the persons who were the holders of record at the close of business on such Dividend Record Date. Except as provided in this Section 7(p), the Corporation will make no allowance for unpaid dividends that are not in arrears on the shares of Series D Preferred Stock to be converted.
8. Voting Rights.
(a) Holders of Series D Preferred Stock will not have any voting rights, except as set forth in this Section 8. On each matter on which holders of Series D Preferred Stock are entitled to vote, each share of Series D Preferred Stock will be entitled to one vote, except that when shares any other class or series of Preferred Stock the Corporation may issue have the right to vote with the Series D Preferred Stock as a single class on any matter, the Series D Preferred Stock and the shares of each such other class or series will have one vote for each $25.00 of liquidation preference (excluding accumulated dividends).

(b) Whenever dividends on any shares of Series D Preferred Stock are in arrears for six or more quarterly dividend periods, whether or not consecutive, the number of directors constituting the Board will be automatically increased by two (if not already increased by two by reason of the election of directors by the holders of any other class or series of Preferred Stock upon which like voting rights have been conferred and are exercisable) and the holders of Series D Preferred Stock, voting as a single class with all other classes or series of Preferred Stock upon which like voting rights have been conferred and are exercisable, will be entitled to vote for the election of those two additional directors at a special meeting called by the Corporation at the request of the holders of record of at least 25% of the outstanding shares of Series D Preferred Stock and all other classes or series of Preferred Stock the Corporation may issue and upon which like voting rights have been conferred and are exercisable to be held no later than 90 days after the Corporation’s receipt of such request (unless the request is received less than 90 days before the date fixed for the next annual or special meeting of stockholders of the Corporation, in which case, such vote will be held at the earlier of the next annual or special meeting of stockholders of the Corporation, to the extent permitted by applicable law), and at each subsequent annual meeting of stockholder of the Corporation until all dividends accumulated on the Series D Preferred Stock for all past dividend periods and the then current dividend period shall have been fully paid. In that case, the right of holders of Series D Preferred Stock to elect any directors will cease and, unless there are other classes or series of Preferred Stock upon which like voting rights have been conferred and are exercisable, the term of office of any directors elected by holders of Series D Preferred Stock shall immediately terminate and the number of directors constituting the Board shall be reduced accordingly. For the avoidance of doubt, in no event shall the total number of directors elected by holders of Series D Preferred Stock (voting together as a single class with all other classes or series of Preferred Stock upon which like voting rights have been conferred and are exercisable) pursuant to the voting rights under this Section 8 exceed two. The directors elected by the holders of Series D Preferred Stock and the holders of all other classes or series of Preferred Stock upon which like voting rights have been conferred and are exercisable will be elected by a plurality of the votes cast by the holders of the outstanding shares of Series D Preferred Stock when they have the voting rights as set forth in this Section 8(b) and the holders of all other classes or series of Preferred Stock upon which like voting rights have been conferred and are exercisable (voting together as a single class) to serve until the Corporation’s next annual meeting of stockholders and until their successors are duly elected and qualified or until such directors’ right to hold the office terminates as described above, whichever occurs earlier.
(c) If, at any time when the voting rights conferred upon the Series D Preferred Stock pursuant to Section 8(b) hereof are exercisable, any vacancy in the office of a director elected pursuant to Section 8(b) shall occur, then such vacancy may be filled only by the remaining director or by vote of the holders of the outstanding Series D Preferred Stock and any other classes or series of Preferred Stock upon which like voting rights have been conferred and are exercisable. Any director elected pursuant to Section 8(b) may be removed at any time, with or without cause, only by the vote of, and may not be removed otherwise than by the vote of, the holders of record of a majority of the outstanding shares of Series D Preferred Stock and any class or series of Preferred Stock upon which like voting rights have been conferred and are exercisable (voting as a single class with all other classes or series of Preferred Stock upon which like voting rights have been conferred and are exercisable).
(d) So long as any shares of Series D Preferred Stock remain outstanding, the Corporation will not, without the affirmative vote or consent of the holders of at least two-thirds of the shares of Series D Preferred Stock outstanding at the time, voting together as a single class with all other classes or series of Preferred Stock ranking on parity with the Series D Preferred Stock upon which like voting rights have been conferred and are exercisable, (i) authorize or create, or increase the authorized or issued amount of, any class or series of capital stock ranking senior to the Series D Preferred Stock with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up or reclassify any of the authorized capital stock of the Corporation into such shares, or create or authorize or issue any obligation or security convertible into or evidencing the right to purchase any such shares; or (ii) amend, alter or repeal the provisions of the Charter, whether by merger, consolidation or otherwise, so as to materially and adversely affect any right, preference, privilege or voting power of the Series D Preferred Stock (each, an “Event”); provided, however, with respect to the occurrence of any Event set forth in clause (ii) above, so long as the Series D Preferred Stock remains outstanding with the terms thereof materially unchanged, or the holders of Series D Preferred Stock receive shares of stock or other equity interests with rights, preferences, privileges and voting powers substantially the same as those of the Series D Preferred Stock, taking into account that, upon the occurrence of any such Event, the Corporation may not be the successor entity, the occurrence of any such Event shall not be deemed to materially and adversely affect the rights, preferences, privileges or voting power of holders of Series D Preferred Stock; and, provided further, that any increase in the amount of the authorized Series D Preferred Stock, or the creation or issuance, or any increase in the amounts authorized of any class or series ranking on parity with or junior to the Series D Preferred Stock that the Corporation may issue shall not be deemed to materially and adversely affect the rights, preferences, privileges or voting powers of holders of Series D Preferred Stock.
(e) The voting rights provided for in this Section 8 will not apply if, at or prior to the time when the act with respect to which voting by holders of Series D Preferred Stock would otherwise be required pursuant to this Section 8 shall be effected, all outstanding shares of Series D Preferred Stock shall have been redeemed or called for redemption upon proper notice and sufficient funds have been irrevocably set apart to effect such redemption pursuant to Section 6 hereof.
(f) Except as expressly stated in this Section 8, the Series D Preferred Stock will not have any relative, participating, optional or other special voting rights or powers and the consent of the holders thereof shall not be required for the taking of any corporate action. The holders of Series D Preferred Stock shall have exclusive voting rights on any Charter amendment that would alter the contract rights, as expressly set forth in the Charter, of only the Series D Preferred Stock.
(g) Notwithstanding the foregoing, holders of any series of Preferred Stock ranking on parity with the Series D Preferred Stock with respect to payment of dividends of distribution of assets upon liquidating dissolution or winding up shall not be entitled to vote together as a class with the holders of Series D Preferred Stock on any amendment, alteration or repeal of any provision of the Charter unless such action affects the holders of Series D Preferred Stock and such other series of Preferred Stock equally.
9. Information Rights. During any period in which the Corporation is not subject to Section 13 or 15(d) of the Exchange Act and any shares of Series D Preferred Stock are outstanding, the Corporation will use its best efforts to (i) transmit by mail (or other permissible means under the Exchange Act) to all holders of Series D Preferred Stock, as their names and addresses appear on the record books of the Corporation and without cost to such holders, copies of the annual reports on Form 10-K and quarterly reports on Form 10-Q that the Corporation would have been required to file with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13 or 15(d) of the Exchange Act if it were subject thereto (other than any exhibits that would have been required); and (ii) promptly, upon request, supply copies of such reports to any holders or prospective holder of Series D Preferred Stock. The Corporation will use its best efforts to mail (or otherwise provide) such reports to the holders of Series D Preferred Stock within 15 days after the respective dates by which the Corporation would have been required to file such reports with the SEC if the Corporation were subject to Section 13 or 15(d) of the Exchange Act and the Corporation were a “non-accelerated filer” within the meaning of the Exchange Act.
10. Restrictions on Transfer and Ownership. The Series D Preferred Stock shall be subject to the restrictions on transfer and ownership set forth in Article VII of the Charter.
11. Record Holders. The Corporation and the transfer agent for the Series D Preferred Stock may deem and treat the record holder of any Series D Preferred Stock as the true and lawful owner thereof for all purposes, and neither the Corporation nor the transfer agent shall be affected by any notice to the contrary.
12. No Preemptive Rights. No holders of Series D Preferred Stock will, as holders of Series D Preferred Stock, have any preemptive rights to purchase or subscribe for Common Stock or any other security of the Corporation.
SECOND: The Series D Preferred Stock has been classified and designated by the Board under the authority contained in the Charter. These Articles Supplementary have been approved by the Board in the manner and vote required by law.
THIRD: The undersigned acknowledges these Articles Supplementary to be the corporate act of the Corporation and as to all matters or facts required to be verified under oath, the undersigned acknowledges that to the best of his knowledge, information and belief, these matters and facts are true in all material respects and that this statement is made under the penalties for perjury.
[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Corporation has caused these Articles Supplementary to be signed in its name and on its behalf by its Chief Financial Officer and attested to by its Secretary on this ________ of _______, 2026.

ATTEST: ____________________________ Name: Jenny B. Neslin Title: Secretary	TPG MORTGAGE INVESTMENT TRUST, INC. By: __________________________ Name: Anthony Rossiello Title: Chief Financial Officer

ANNEX B
FORM OF
TPG MORTGAGE INVESTMENT TRUST, INC.
ARTICLES SUPPLEMENTARY
8.250% Series E Floating Rate Cumulative Redeemable Preferred Stock
TPG Mortgage Investment Trust, Inc., a Maryland corporation (the “Corporation”), hereby certifies to the State Department of Assessments and Taxation of Maryland that:
FIRST: Under a power contained in Article VI of the charter of the Corporation (the “Charter”), the Board of Directors of the Corporation (the “Board”) and a duly authorized committee thereof, by duly adopted resolutions, classified and designated 1,604,103 authorized but unissued shares of preferred stock, $0.01 par value per share (the “Preferred Stock”), of the Corporation as shares of 8.250% Series E Floating Rate Cumulative Redeemable Preferred Stock, par value $0.01 per share (the “Series E Preferred Stock”), with the following preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications, and terms and conditions of redemption, which, upon any restatement of the Charter, shall become part of Article VI of the Charter, with any necessary or appropriate renumbering or relettering of the sections or subsections hereof.
1. Designation and Number. A series of Preferred Stock, classified as the “8.250% Series E Floating Rate Cumulative Redeemable Preferred Stock” is hereby established. The par value of the Series E Preferred Stock is $0.01 per share. The number of authorized shares of the Series E Preferred Stock shall be 1,604,103.
2. Maturity. The Series E Preferred Stock has no stated maturity, is not subject to any sinking fund or mandatory redemption and will remain outstanding indefinitely unless (i) the Corporation decides to redeem or otherwise repurchase the Series E Preferred Stock or (ii) the Series E Preferred Stock becomes convertible and is actually converted pursuant to Section 7 hereof. The Corporation is not required to set apart for payment funds of the Corporation to redeem the Series E Preferred Stock.
3. Ranking. The Series E Preferred Stock ranks, with respect to rights to the payment of dividends and the distribution of assets upon the liquidation, dissolution or winding up of the Corporation, (i) senior to all classes or series of common stock, $0.01 par value per share (the “Common Stock”), and to all classes or series of stock of the Corporation other than the stock of the Corporation referred to in clauses (ii) and (iii) of this Section 3; (ii) on parity with the Corporation’s 8.25% Series A Cumulative Redeemable Preferred Stock, $0.01 par value per share, 8.00% Series B Cumulative Redeemable Preferred Stock, $0.01 par value per share, 8.000% Series C Fixed-to-Floating Rate Preferred Stock, $0.01 par value per share, 8.20% Series D Cumulative Redeemable Preferred Stock, $0.01 par value per share, and all other classes or series of stock of the Corporation with terms specifically providing that such stock ranks on parity with the Series E Preferred Stock with respect to rights to the payment of dividends and the distribution of assets upon any liquidation, dissolution or winding up of the Corporation; and

(iii) junior to all classes or series of stock of the Corporation with terms specifically providing that such stock ranks senior to the Series E Preferred Stock with respect to rights to the payment of dividends and the distribution of assets upon any liquidation, dissolution or winding up of the Corporation. The term “stock” shall not include convertible or exchangeable debt securities of the Corporation.
4. Dividends.
(a) Holders of shares of the Series E Preferred Stock are entitled to receive, when, as and if authorized by the Board and declared by the Corporation, out of funds of the Corporation legally available for the payment of dividends, cumulative cash dividends from, and including, [●], 20265, at a floating rate equal to Three-Month CME Term SOFR (as defined below) plus a spread of 5.89261% per annum. Dividends on the Series E Preferred Stock shall accumulate daily and shall be cumulative from, and including, [●], 20266 and shall be payable quarterly in arrears on the 17th day of each March, June, September and December (each, as may be modified as provided below, a “Dividend Payment Date”); provided, that if any Dividend Payment Date is not a Business Day (as defined below), then the dividend which would otherwise have been payable on such Dividend Payment Date may be paid on the next succeeding Business Day with the same force and effect as if paid on such Dividend Payment Date and no interest, additional dividends or other sums will accumulate on the amount so payable for the period from and after such Dividend Payment Date to such next succeeding Business Day. Dividends payable on the Series E Preferred Stock, including dividends for any partial Dividend Period, will be computed based on the actual number of days in a Dividend Period and a 360-day year (it being understood that the dividend payable on [●], 20267 will be for less than the full quarterly period). Dividends will be payable to holders of record as they appear in the stock records of the Corporation for the Series E Preferred Stock at the close of business on the applicable record date, which will be the last Business Day of the preceding calendar month in which the applicable Dividend Payment Date falls (each, a “Dividend Record Date”). The dividends payable on any Dividend Payment Date shall include dividends accumulated to, but not including, such Dividend Payment Date. No holder of any shares of Series E Preferred Stock shall be entitled to receive any dividends paid or payable on the Series E Preferred Stock with a Dividend Record Date before the date such shares of Series E Preferred Stock are issued.
For each Dividend Period, CME Term SOFR with a Designated Maturity of three months (“Three-Month CME Term SOFR”) will be determined by the Corporation, or a Calculation Agent (as defined below) if a Calculation Agent has been appointed by the Corporation, in either
5 Note to draft: This date will be the first day of the current dividend quarterly period under the Cherry Hill Mortgage Investment Corporation 8.250% Series B Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock during which the Closing Date for the Company Merger occurs. Capitalized terms used in the footnotes but not defined in these articles supplementary have the meaning set forth in the Agreement and Plan of Merger, dated as of August 9, 2026, by and among TPG Mortgage Investment Trust, Inc., MIT Merger Sub II, LLC, Cherry Hill Mortgage Investment Corporation, and Cherry Hill Operating Partnership, LP, and, for limited specified purposes, AG REIT Management, LLC (as may be amended in accordance with its terms, the “Merger Agreement”).
6 Note to draft: Same date as specified in Note 1.
7 Note to draft: This is the date of the first dividend payment after the Closing Date for the Company Merger for this 8.250% Series E Floating Rate Cumulative Redeemable Preferred Stock.

case, as of the applicable Dividend Determination Date, as the rate (expressed as a percentage per year) that appears on Bloomberg Page TSFR3M (or any successor page on such service or successor service) at approximately 6:00 a.m. (New York City time) on the relevant Dividend Determination Date. Subject to the provisions below, if Three-Month CME Term SOFR is not published by the later of (i) 6:00 a.m., New York City time, on the Dividend Determination Date and (ii) the first day of the applicable Dividend Period, then Three-Month CME Term SOFR for such Dividend Period will be the last provided or published level of Three-Month CME Term SOFR prior to such Dividend Determination Date.
If an Index Cessation Event or an Administrator/Benchmark Event occurs with respect to Three-Month CME Term SOFR, then, from and including the Index Cessation Effective Date or the Administrator/Benchmark Event Date, as applicable, the CME Term SOFR Recommended Rate for a period of the Designated Maturity will apply to the Series E Preferred Stock.
If there is a CME Term SOFR Recommended Rate before the end of the first U.S. Government Securities Business Day following the Index Cessation Effective Date or the Administrator/Benchmark Event Date, but neither the Administrator nor authorized distributors provide or publish the CME Term SOFR Recommended Rate for a period of the Designated Maturity, then, subject to the next paragraph below, in respect of any day for which the CME Term SOFR Recommended Rate is required, references to the CME Term SOFR Recommended Rate for a period of the Designated Maturity will be deemed to be references to the last provided or published CME Term SOFR Recommended Rate for a period of the Designated Maturity. However, if there is no last provided or published CME Term SOFR Recommended Rate for a period of the Designated Maturity, then in respect of any day for which the CME Term SOFR Recommended Rate is required, references to the CME Term SOFR Recommended Rate for a period of the Designated Maturity will be deemed to be references to the last provided or published CME Term SOFR for a period of the Designated Maturity.
If (a) there is no CME Term SOFR Recommended Rate before the end of the first U.S. Government Securities Business Day following the Index Cessation Effective Date or an Administrator/Benchmark Event Date,; or (b) there is a CME Term SOFR Recommended Rate and an Index Cessation Effective Date or an Administrator/Benchmark Event Date, as applicable, subsequently occurs with respect to it, then the rate for each Dividend Determination Date occurring on or after the Index Cessation Effective Date or Administrator/Benchmark Event Date, as applicable, with respect to CME Term SOFR or the CME Term SOFR Recommended Rate (as applicable) will be determined in accordance with the Calculation Agent Alternative Rate Determination.
“Administrator” means CME Group Benchmark Administration Limited or any successor or other administrator as may be designated by the Corporation.
“Administrator/Benchmark Event” means the delivery of a notice by the Corporation to the holders of the Series E Preferred Stock (which can include posting of such notice through DTC) specifying, and citing Publicly Available Information that reasonably confirms, an event or circumstance which has the effect that the Corporation or the Calculation Agent are not, or will not be, permitted under any applicable law or regulation to use the Applicable Benchmark to perform the respective obligations of the Corporation or the Calculation Agent, as applicable, under the terms of the Series E Preferred Stock.
“Administrator/Benchmark Event Date” means, in respect of an Administrator/Benchmark Event, the date from which the Applicable Benchmark may no longer be used under any applicable law or regulation by the Corporation or the Calculation Agent.
“Applicable Benchmark” means CME Term SOFR.
“Calculation Agent” means a third party independent financial institution of national standing with experience providing such services, which has been selected by the Corporation in its sole discretion.
“Calculation Agent Alternative Rate Determination” means that the Calculation Agent shall determine a commercially reasonable alternative for the Applicable Benchmark, taking into account all available information that in good faith it considers relevant including a rate implemented by central counterparties and/or futures exchanges (if any), in each case with trading volumes in derivatives or futures referencing the Applicable Benchmark that the Calculation Agent considers sufficient for that rate to be a representative alternative rate.
“CME Term SOFR” means the forward-looking term Secured Overnight Financing Rate administrated by the Administrator (or any successor).
“CME Term SOFR Recommended Rate” means the rate (inclusive of any spreads or adjustments) recommended as the replacement rate for CME Term SOFR by the Administrator or, if the Administrator does not make a recommendation, a committee officially endorsed or convened by the Federal Reserve Board or the Federal Reserve Bank of New York or the supervisor for the Administrator for the purpose of recommending a replacement for CME Term SOFR (which rate may be produced by the Administrator or another administrator) and as provided by the Administrator of that rate or, if that rate is not provided by the Administrator thereof, published by an authorized distributor.
“Designated Maturity” means three months.
“Dividend Determination Date” means, for any Dividend Period, the second U.S. Government Securities Business Day immediately preceding the first date of such Dividend Period.
“Dividend Period” means the period from, and including, a Dividend Payment Date to, but excluding, the next succeeding Dividend Payment Date, except for the initial Dividend Period, which will be the period from, and including, [●], 20268 to, but excluding, [●], 20269.
8 Note to draft: Same date as specified in Note 1.
9 Note to draft: Same date as specified in Note 3.

“Index Cessation Effective Date” means, with respect to one or more Index Cessation Events, the first date on which the Applicable Benchmark would ordinarily have been published or provided and is no longer published or provided.
“Index Cessation Event” means, with respect to the Applicable Benchmark, (a) a public statement or publication of information by or on behalf of the Administrator announcing that it has ceased or will cease to provide the Applicable Benchmark permanently or indefinitely, provided that, at the time of the statement or publication, there is no successor administrator or provider, as applicable, that will continue to provide the Applicable Benchmark; or (b) a public statement or publication of information by the regulatory supervisor for the Administrator, the central bank for the currency of the Applicable Benchmark, an insolvency official with jurisdiction over the Administrator, a resolution authority with jurisdiction over the Administrator or a court or an entity with similar insolvency or resolution authority over the Administrator, which states that the Administrator has ceased or will cease to provide the Applicable Benchmark permanently or indefinitely, provided that, at the time of the statement or publication, there is no successor administrator or provider that will continue to provide the Applicable Benchmark.
“Publicly Available Information” means, in respect of an Administrator/Benchmark Event, one or both of the following: (a) information received from or published by (i) the Administrator or sponsor of the Applicable Benchmark, if any, or (ii) any national, regional or other supervisory or regulatory authority which is responsible for supervising the Administrator or sponsor of the Applicable Benchmark, if any, or regulating the Applicable Benchmark; provided, however, that where any information of the type described in (i) or (ii) is not publicly available, it shall only constitute Publicly Available Information if it can be made public without violating any law, regulation, agreement, understanding or other restriction regarding the confidentiality of that information; or (b) information published in a Specified Public Source (regardless of whether the reader or user thereof pays a fee to obtain that information).
“Specified Public Source” means each of Bloomberg, Refinitiv, Dow Jones Newswires, The Wall Street Journal, The New York Times, the Financial Times and, in each case, any successor publications, the main source(s) of business news in the country in which the Administrator is incorporated or organized and any other internationally recognized published or electronically displayed news sources.
“U.S. Government Securities Business Day” means any day except for a Saturday, Sunday or a day on which The Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government Securities.
(b) No dividends on the Series E Preferred Stock shall be authorized by the Board or paid or set apart for payment by the Corporation at any time when the terms and provisions of any agreement of the Corporation, including any agreement relating to any indebtedness of the Corporation, prohibit the authorization, payment or setting apart for payment thereof or provide that the authorization, payment or setting apart for payment thereof would constitute a breach of the agreement or a default under the agreement, or if the authorization, payment or setting apart for payment is restricted or prohibited by law.
(c) Notwithstanding anything to the contrary contained herein, dividends on the Series E Preferred Stock will accumulate whether or not the terms and provisions of any laws or agreements referred to in Section 4(b) hereof at any time prohibit the current payment of dividends, whether or not the Corporation has earnings, whether or not there are funds legally available for the payment of those dividends and whether or not those dividends are declared. No interest, or sum in lieu of interest, will be payable in respect of any dividend payment or payments on the Series E Preferred Stock which may be in arrears, and holders of Series E Preferred Stock will not be entitled to any dividends in excess of full cumulative dividends described in Section 4(a) hereof. Any dividend payment made on the Series E Preferred Stock will first be credited against the earliest accumulated but unpaid dividend due with respect to the Series E Preferred Stock.
(d) Except as provided in Section 4(e) hereof, unless full cumulative dividends on the Series E Preferred Stock have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof is set apart for payment for all past Dividend Periods, (i) no dividends (other than in shares of Common Stock or in shares of any other class or series of stock of the Corporation ranking junior to the Series E Preferred Stock as to dividends and upon liquidation) shall be declared or paid or set apart for payment upon shares of Common Stock or shares of any other class or series of stock of the Corporation ranking junior to or on parity with the Series E Preferred Stock as to dividends or upon liquidation, (ii) no other distribution shall be declared or made upon shares of Common Stock or shares of any other class or series of stock of the Corporation ranking junior to or on parity with the Series E Preferred Stock as to dividends or upon liquidation, and (iii) shares of Common Stock and shares of any other class or series of stock of the Corporation ranking junior to or on parity with the Series E Preferred Stock as to dividends or upon liquidation shall not be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any such securities) by the Corporation (except by conversion into or exchange for shares of, or options, warrants or rights to purchase or subscribe for, Common Stock or shares of any other stock of the Corporation ranking junior to the Series E Preferred Stock as to dividends and upon liquidation or pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding Series E Preferred Stock and shares of any other class or series of stock of the Corporation ranking on parity with the Series E Preferred Stock as to dividends or upon liquidation); provided, however, that the foregoing shall not prevent the redemption, purchase or acquisition by the Corporation of shares of any class or series of its stock pursuant to the provisions of Article VII of the Charter, including in order to preserve the Corporation’s qualification as a real estate investment trust for U.S. federal income tax purposes, or the redemption, purchase or acquisition by the Corporation of Common Stock for purposes of and in compliance with any incentive or benefit plan of the Corporation.
(e) When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) upon the Series E Preferred Stock and shares of any other classes or series of stock of the Corporation ranking on parity as to dividends with the Series E Preferred Stock, all dividends declared upon the Series E Preferred Stock and all other such shares of stock shall be declared pro rata so that the amount of dividends declared per share of Series E Preferred Stock and all other such shares of stock shall in all cases bear to each other the same ratio that accumulated dividends per share on the Series E Preferred Stock and all other such shares of stock (which shall not include any accrual in respect of unpaid dividends for prior Dividend Periods if any such shares of stock do not have a cumulative dividend) bear to each other. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on the Series E Preferred Stock which may be in arrears.
(f) “Business Day” shall mean any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions in New York, New York are authorized or required by law, regulation or executive order to close.
(g) “Set apart for payment” shall be deemed to include (without limitation), without any action other than the following: the recording by the Corporation in its accounting ledgers of any accounting or bookkeeping entry which indicates, pursuant to an authorization by the Board and a declaration of dividends or other distribution by the Corporation, the allocation of funds to be so paid on any series or class of shares of stock of the Corporation; provided, however, that if any funds for any class or series of stock of the Corporation ranking junior to or on parity with the Series E Preferred Stock as to the payment of dividends are placed in a separate account of the Corporation or delivered to a disbursing, paying or other similar agent, then “set apart for payment” with respect to the Series E Preferred Stock shall mean placing such funds in a separate account or delivering such funds to a disbursing, paying or other similar agent.
5. Liquidation Preference.
(a) In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of Series E Preferred Stock will be entitled to be paid out of the assets the Corporation has legally available for distribution to its stockholders, subject to the preferential rights of the holders of any class or series of stock of the Corporation ranking senior to the Series E Preferred Stock with respect to the distribution of assets upon liquidation, dissolution or winding up, a liquidation preference of $25.00 per share, plus an amount equal to any accumulated and unpaid dividends (whether or not authorized or declared) to, but not including, the date of payment, before any distribution of assets is made to holders of Common Stock or any other class or series of stock of the Corporation that it may issue that ranks junior to the Series E Preferred Stock as to liquidation rights; and such holders of Series E Preferred Stock shall not be entitled to any further payment.
(b) In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, the available assets of the Corporation are insufficient to pay the amount of the liquidating distributions on all outstanding shares of Series E Preferred Stock and the corresponding amounts payable on all shares of other classes or series of stock of the Corporation ranking on parity with the Series E Preferred Stock in the distribution of assets upon liquidation, dissolution or winding up, then the holders of Series E Preferred Stock and all other such classes or series of stock shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

(c) Notice of any such liquidation stating the payment date or dates when, and the place or places where, the amounts distributable in each circumstance shall be payable, shall be given no fewer than 30 days and no more than 60 days prior to the payment date, to each holder of record of Series E Preferred Stock at the address of such holder as it shall appear on the stock records of the Corporation. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Series E Preferred Stock will have no right or claim to any of the remaining assets of the Corporation. The consolidation, conversion or merger of the Corporation with or into any other corporation, trust or entity or of any other entity with or into the Corporation, the sale, lease, transfer or conveyance of all or substantially all of the property or business of the Corporation or a statutory share exchange, shall not be deemed to constitute a liquidation, dissolution or winding up of the Corporation.
(d) In determining whether a distribution (other than upon voluntary or involuntary liquidation), by dividend, redemption or other acquisition of shares of stock of the Corporation or otherwise, is permitted under the Maryland General Corporation Law, amounts that would be needed, if the Corporation were to be dissolved at the time of distribution, to satisfy the preferential rights upon dissolution of holders of shares of the Series E Preferred Stock shall not be added to the Corporation’s total liabilities.
6. Redemption.
(a) As described in this Section 6 and as provided in Article VII of the Charter, the Corporation may purchase or redeem shares of the Series E Preferred Stock, including under circumstances where it is necessary to preserve the Corporation’s qualification as a real estate investment trust for U.S. federal income tax purposes.
(b) Optional Redemption Right. The Corporation may, at its option, upon not less than 30 nor more than 60 days’ notice, as provided below, redeem the Series E Preferred Stock, in whole or in part, at any time or from time to time, for cash at a redemption price of $25.00 per share, plus, subject to Section 6(j) hereof, any accumulated and unpaid dividends thereon (whether or not authorized or declared) to, but not including, the date fixed for redemption.
(c) Special Optional Redemption Right. Upon the occurrence of a Change of Control (as defined below), the Corporation may, at its option, upon not less than 30 nor more than 60 days’ notice, as provided below, redeem the Series E Preferred Stock, in whole or in part, within 120 days after the first date on which such Change of Control occurred, for cash at a redemption price of $25.00 per share, plus, subject to Section 6(j) hereof, any accumulated and unpaid dividends thereon (whether or not authorized or declared) to, but not including, the date fixed for redemption. If, prior to the Change of Control Conversion Date (as defined below), the Corporation has provided notice of its election to redeem some or all of the shares of Series E Preferred Stock pursuant to this Section 6, the holders of Series E Preferred Stock will not have the Change of Control Conversion Right (as defined below) with respect to the shares of Series E Preferred Stock called for redemption.

(d) A “Change of Control” is deemed to occur when, after [●], 202610 (the “Original Issue Date”), the following have occurred and are continuing: (i) the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of stock of the Corporation entitling that person to exercise more than 50% of the total voting power of all stock of the Corporation entitled to vote generally in the election of directors of the Corporation (except that such person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); and (ii) following the closing of any transaction referred to in clause (i), neither the Corporation nor the acquiring or surviving entity has a class of common securities (or American Depositary Receipts representing such securities) listed on the New York Stock Exchange (the “NYSE”), the NYSE American or the Nasdaq Stock Market (“Nasdaq”), or listed or quoted on an exchange or quotation system that is a successor to the NYSE, the NYSE American or Nasdaq.
(e) In the event the Corporation elects to redeem Series E Preferred Stock, the notice of redemption will be given by the Corporation, postage prepaid, not less than 30 nor more than 60 days’ prior to the redemption date, to each holder of record of Series E Preferred Stock called for redemption at such holder’s address as it appears on the stock records of the Corporation and shall state: (i) the redemption date; (ii) the number of shares of Series E Preferred Stock to be redeemed; (iii) the redemption price; (iv) the place or places where certificates (if any) for the Series E Preferred Stock are to be surrendered for payment of the redemption price; (v) that dividends on the shares to be redeemed will cease to accumulate on the redemption date; (vi) if applicable, that such redemption is being made in connection with a Change of Control and, in that case, a brief description of the transaction or transactions constituting such Change of Control; and (vii) if such redemption is being made in connection with a Change of Control, that the holders of the shares of Series E Preferred Stock being so called for redemption will not be able to tender such shares of Series E Preferred Stock for conversion in connection with the Change of Control and that each share of Series E Preferred Stock tendered for conversion that is called, prior to the Change of Control Conversion Date, for redemption will be redeemed on the related date of redemption instead of converted on the Change of Control Conversion Date. If less than all of the shares of Series E Preferred Stock held by any holder are to be redeemed, the notice given to such holder shall also specify the number of shares of Series E Preferred Stock held by such holder to be redeemed. No failure to give such notice or any defect thereto or in the giving thereof shall affect the validity of the proceedings for the redemption of any shares of Series E Preferred Stock except as to the holder to whom notice was defective or not given. Notwithstanding the foregoing, no notice of redemption will be required where the Corporation elects to redeem Series E Preferred Stock pursuant to Article VII of the Charter, including to preserve the Corporation’s qualification as a real estate investment trust for U.S. federal income tax purposes.
10 Note to draft: This is the Closing Date for the Company Merger.

(f) Holders of shares of Series E Preferred Stock to be redeemed shall surrender the shares of Series E Preferred Stock so called for redemption at the place designated in the notice of redemption and shall be entitled to the redemption price and any accumulated and unpaid dividends payable upon the redemption following the surrender.
(g) If notice of redemption of any shares of Series E Preferred Stock has been given and if the Corporation irrevocably sets apart for payment the funds necessary for redemption (including any accumulated and unpaid dividends) in trust for the benefit of the holders of the shares of Series E Preferred Stock so called for redemption, then from and after the redemption date (unless the Corporation shall default in providing for the payment of the redemption price plus accumulated and unpaid dividends, if any), dividends will cease to accumulate on those shares of Series E Preferred Stock, those shares of Series E Preferred Stock shall no longer be deemed outstanding and all rights of the holders of those shares will terminate, except the right to receive the redemption price plus accumulated and unpaid dividends, if any, payable upon redemption.
(h) If any redemption date is not a Business Day, then the redemption price and accumulated and unpaid dividends, if any, payable upon redemption may be paid on the next Business Day and no interest, additional dividends or other sums will accumulate on the amount payable for the period from and after that redemption date to that next Business Day.
(i) If less than all of the outstanding shares of Series E Preferred Stock are to be redeemed, the shares of Series E Preferred Stock to be redeemed shall be selected pro rata (as nearly as may be practicable without creating fractional shares) or by lot. If such redemption is to be by lot and if, as a result of such redemption, any holder of Series E Preferred Stock would own shares of Series E Preferred Stock in excess of the Aggregate Stock Ownership Limit (as defined in the Charter) or violate any other restriction or limitation on ownership or transfer of Capital Stock (as defined in the Charter) set forth in Section 7.2.1 of Article VII of the Charter, then, except as otherwise provided in the Charter, the Corporation will redeem the requisite number of shares of Series E Preferred Stock of that holder such that the holder will not own shares of Series E Preferred Stock in excess of the Aggregate Stock Ownership Limit or violate any other restriction on ownership or transfer of Capital Stock set forth in Section 7.2.1 of Article VII of the Charter subsequent to such redemption.
(j) Immediately prior to any redemption of Series E Preferred Stock, the Corporation shall pay, in cash, any accumulated and unpaid dividends thereon to, but not including, the redemption date, unless a redemption date falls after a Dividend Record Date and prior to the corresponding Dividend Payment Date, in which case each holder of Series E Preferred Stock at the close of business on such Dividend Record Date shall be entitled to the dividend payable on such shares on the corresponding Dividend Payment Date notwithstanding the redemption of such shares before such Dividend Payment Date. Except as provided in this Section 6(j), the Corporation will make no payment or allowance for unpaid dividends, whether or not in arrears, on shares of the Series E Preferred Stock to be redeemed.
(k) Unless full cumulative dividends on all shares of Series E Preferred Stock shall have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof has been or contemporaneously is set apart for payment for all past Dividend Periods, no shares of Series E Preferred Stock shall be redeemed unless all outstanding shares of Series E Preferred Stock are simultaneously redeemed, and the Corporation shall not purchase or otherwise acquire directly or indirectly any shares of Series E Preferred Stock (except by conversion into or exchange for shares of, or options, warrants or rights to purchase or subscribe for, Common Stock or stock ranking junior to the Series E Preferred Stock as to dividends and upon liquidation or pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of Series E Preferred Stock and any other class or series of stock of the Corporation ranking on a parity with the Series E Preferred Stock as to the payment of dividends and the distribution of assets upon any liquidation, dissolution or winding up of the Corporation); provided, however, that the foregoing shall not prevent the redemption, purchase or acquisition by the Corporation of shares of Series E Preferred Stock pursuant to Article VII of the Charter to preserve the Corporation’s qualification as a real estate investment trust for U.S. federal income tax purposes, among other purposes.
(l) Subject to applicable law, the Corporation may purchase shares of Series E Preferred Stock in the open market, by tender or by privately negotiated transactions. Any shares of Series E Preferred Stock that the Corporation acquires, by redemption or otherwise, shall be reclassified as authorized but unissued shares of Preferred Stock, without designation as to class or series, and may thereafter be issued as any class or series of Preferred Stock.
7. Conversion Rights. Shares of Series E Preferred Stock are not convertible into or exchangeable for any other property or securities of the Corporation, except as provided in this Section 7.
(a) Upon the occurrence of a Change of Control, each holder of Series E Preferred Stock will have the right (unless, prior to the Change of Control Conversion Date, the Corporation has provided notice of its election to redeem some or all of the shares of Series E Preferred Stock held by such holder pursuant to Section 6 hereof, in which case such holder will have the right only with respect to shares of Series E Preferred Stock that are not called for redemption) to convert some or all of the shares of Series E Preferred Stock held by such holder (the “Change of Control Conversion Right”) on the Change of Control Conversion Date into a number of shares of Common Stock per share of Series E Preferred Stock (the “Common Stock Conversion Consideration”) equal to the lesser of: (i) the quotient obtained by dividing (x) the sum of the $25.00 liquidation preference per share of Series E Preferred Stock plus (subject to Section 7(p) hereof) the amount of any accumulated and unpaid dividends (whether or not authorized or declared) thereon to, but not including, the Change of Control Conversion Date (unless the Change of Control Conversion Date is after a Dividend Record Date and prior to the corresponding Dividend Payment Date for the Series E Preferred Stock, in which case no additional amount for such accumulated and unpaid dividends will be included in this sum) by

(y) the Common Stock Price (as defined below) (such quotient, the “Conversion Rate”); and (ii) [●]11 (the “Share Cap”), subject to adjustments provided in Section 7(b) below.
(b) The Share Cap is subject to pro rata adjustments for any share splits (including those effected pursuant to a distribution of Common Stock to existing holders of Common Stock), subdivisions or combinations (in each case, a “Share Split”) with respect to Common Stock as follows: the adjusted Share Cap as the result of a Share Split will be the number of shares of Common Stock that is equivalent to the product obtained by multiplying (i) the Share Cap in effect immediately prior to such Share Split by (ii) a fraction, the numerator of which is the number of shares of Common Stock outstanding immediately after giving effect to such Share Split and the denominator of which is the number of shares of Common Stock outstanding immediately prior to such Share Split. For the avoidance of doubt, subject to the immediately succeeding sentence, the aggregate number of shares of Common Stock (or equivalent Alternative Conversion Consideration (as defined below), as applicable) issuable or deliverable, as applicable, in connection with the exercise of the Change of Control Conversion Right will not exceed the product of the Share Cap times the aggregate number of shares of the Series E Preferred Stock issued and outstanding at the Change of Control Conversion Date (or equivalent Alternative Conversion Consideration, as applicable) (the “Exchange Cap”). The Exchange Cap is subject to pro rata adjustments for any Share Splits on the same basis as the corresponding adjustments to the Share Cap.
(c) The “Change of Control Conversion Date” is the date the Series E Preferred Stock is to be converted, which will be a Business Day selected by the Corporation that is neither fewer than 20 days nor more than 35 days after the date on which it provides the notice described in Section 7(h) to the holders of Series E Preferred Stock.
(d) The “Common Stock Price” is (i) if the consideration to be received in the Change of Control by the holders of Common Stock is solely cash, the amount of cash consideration per share of Common Stock or (ii) if the consideration to be received in the Change of Control by holders of Common Stock is other than solely cash (x) the average of the closing sale prices per share of Common Stock (or, if no closing sale price is reported, the average of the closing bid and ask prices per share or, if more than one in either case, the average of the average closing bid and the average closing ask prices per share) for the ten consecutive trading days immediately preceding, but not including, the date on which such Change of Control occurred as reported on the principal U.S. securities exchange on which Common Stock is then traded, or (y) if Common Stock is not then listed for trading on a U.S. securities exchange, the average of the last quoted bid prices for Common Stock in the over-the-counter market as reported by Pink OTC Markets Inc. or similar organization for the ten consecutive trading days immediately preceding, but not including, the date on which such Change of Control occurred.
11 Note to Draft: The original Share Cap of 2.68962 shall be equitably adjusted for the Company Merger, by multiplying the original Share Cap by a fraction equal to (i) Common Stock Merger Consideration (with the Per Share Parent Stock Consideration valued at the price determined under (ii) of this note) per share of Cherry Hill Mortgage Investment Corporation common stock, divided by (ii) the ten consecutive trading days trailing average closing price of TPG Mortgage Investment Trust, Inc. common stock immediately preceding, but not including, the Closing Date of the merger agreement.

(e) In the case of a Change of Control pursuant to which Common Stock is or will be converted into cash, securities or other property or assets (including any combination thereof) (the “Alternative Form Consideration”), a holder of Series E Preferred Stock will receive upon conversion of such shares of Series E Preferred Stock the kind and amount of Alternative Form Consideration which such holder would have owned or been entitled to receive upon the Change of Control had such holder held a number of shares of Common Stock equal to the Common Stock Conversion Consideration immediately prior to the effective time of the Change of Control (the “Alternative Conversion Consideration”; the Common Stock Conversion Consideration or the Alternative Conversion Consideration, whichever shall be applicable to a Change of Control, is referred to as the “Conversion Consideration”).
(f) If the holders of Common Stock have the opportunity to elect the form of consideration to be received in the Change of Control, the Conversion Consideration in respect of such Change of Control will be deemed to be the kind and amount of consideration actually received by holders of a majority of the outstanding shares of Common Stock that made or voted for such an election (if electing between two types of consideration) or holders of a plurality of the outstanding shares of Common Stock that made or voted for such an election (if electing between more than two types of consideration), as the case may be, and will be subject to any limitations to which all holders of Common Stock are subject, including, without limitation, pro rata reductions applicable to any portion of the consideration payable in such Change of Control.
(g) The Corporation will not issue any fractional shares of Common Stock upon the conversion of the Series E Preferred Stock in connection with a Change of Control. Instead, the Corporation will make a cash payment equal to the value of such fractional shares based upon the Common Stock Price used in determining the Common Stock Conversion Consideration for such Change of Control.
(h) Within 15 days following the occurrence of a Change of Control, provided that the Corporation has not exercised its right to redeem all shares of Series E Preferred Stock pursuant to Section 6 hereof, the Corporation will provide to holders of Series E Preferred Stock a notice of occurrence of the Change of Control that describes the resulting Change of Control Conversion Right, which notice shall be delivered to the holders of record of the shares of the Series E Preferred Stock to their addresses as they appear on the stock transfer records of the Corporation and shall state: (i) the events constituting the Change of Control; (ii) the date of the Change of Control; (iii) the last date on which the holders of Series E Preferred Stock may exercise their Change of Control Conversion Right; (iv) the method and period for calculating the Common Stock Price; (v) the Change of Control Conversion Date; (vi) that if, prior to the Change of Control Conversion Date, the Corporation has provided notice of its election to redeem all or any shares of Series E Preferred Stock, holders will not be able to convert the shares of Series E Preferred Stock called for redemption and such shares will be redeemed on the related redemption date, even if such shares have already been tendered for conversion pursuant to the Change of Control Conversion Right; (vii) if applicable, the type and amount of Alternative Conversion Consideration entitled to be received per share of Series E Preferred Stock; (viii) the name and address of the paying agent, transfer agent and conversion agent for the Series E Preferred Stock; (ix) the procedures that the holders of Series E Preferred Stock must follow to exercise the Change of Control Conversion Right (including procedures for surrendering shares of Series E Preferred Stock for conversion through the facilities of a Depositary (as defined below)), including the form of conversion notice to be delivered by such holders as described below; and (x) the last date on which holders of Series E Preferred Stock may withdraw shares of Series E Preferred Stock surrendered for conversion and the procedures that such holders must follow to effect such a withdrawal. No failure to give such notice or any defect thereto or in the giving thereof shall affect the validity of the proceeding for the conversion of any shares of Series E Preferred Stock except as to the holder to whom notice was defective or not given.
(i) The Corporation shall also issue a press release containing such notice provided for in Section 7(h) hereof for publication on Dow Jones & Company, Inc., Business Wire, PR Newswire or Bloomberg Business News (or, if these organizations are not in existence at the time of issuance of the press release, such other news or press organization as is reasonably calculated to broadly disseminate the relevant information to the public), and post a notice on its website (if any) in any event prior to the opening of business on the first Business Day following any date on which it provides the notice provided for in Section 7(h) hereof to the holders of Series E Preferred Stock.
(j) To exercise the Change of Control Conversion Right, the holders of Series E Preferred Stock will be required to deliver, on or before the close of business on the Change of Control Conversion Date, the certificates (if any) representing the shares of Series E Preferred Stock to be converted, duly endorsed for transfer (or, in the case of any shares of Series E Preferred Stock held in book-entry form through a Depositary or shares directly registered with the transfer agent therefor, to deliver, on or before the close of business on the Change of Control Conversion Date, the shares of Series E Preferred Stock to be converted through the facilities of such Depositary or through such transfer agent, respectively), together with a written conversion notice in the form provided by the Corporation, duly completed, to its transfer agent. The conversion notice must state: (i) the relevant Change of Control Conversion Date; (ii) the number of shares of Series E Preferred Stock to be converted; and (iii) that the shares of Series E Preferred Stock are to be converted pursuant to the applicable provisions of the Series E Preferred Stock.
(k) Holders of Series E Preferred Stock may withdraw any notice of exercise of a Change of Control Conversion Right (in whole or in part) by a written notice of withdrawal delivered to the transfer agent of the Corporation prior to the close of business on the Business Day prior to the Change of Control Conversion Date. The notice of withdrawal delivered by any holder must state: (i) the number of withdrawn shares of Series E Preferred Stock; (ii) if certificated shares of Series E Preferred Stock have been surrendered for conversion, the certificate numbers of the withdrawn shares of Series E Preferred Stock; and (iii) the number of shares of Series E Preferred Stock, if any, which remain subject to the holder’s conversion notice.
(l) Notwithstanding anything to the contrary contained in Sections 7(j) and (k) hereof, if any shares of Series E Preferred Stock are held in book-entry form through The

Depository Trust Company (“DTC”) or a similar depositary (each, a “Depositary”), the conversion notice and/or the notice of withdrawal, as applicable, must comply with applicable procedures, if any, of the applicable Depositary.
(m) Shares of Series E Preferred Stock as to which the Change of Control Conversion Right has been properly exercised and for which the conversion notice has not been properly withdrawn will be converted into the applicable Conversion Consideration in accordance with the Change of Control Conversion Right on the Change of Control Conversion Date, unless prior to the Change of Control Conversion Date the Corporation has provided notice of its election to redeem some or all of the shares of Series E Preferred Stock pursuant to Section 6 hereof, in which case only the shares of Series E Preferred Stock properly surrendered for conversion and not properly withdrawn that are not called for redemption will be converted as aforesaid. If the Corporation elects to redeem shares of Series E Preferred Stock that would otherwise be converted into the applicable Conversion Consideration on a Change of Control Conversion Date, such shares of Series E Preferred Stock will not be so converted and the holders of such shares will be entitled to receive on the applicable redemption date the redemption price as provided in Section 6 hereof.
(n) The Corporation shall deliver all securities, cash and any other property owing upon conversion no later than the third Business Day following the Change of Control Conversion Date. Notwithstanding the foregoing, the persons entitled to receive any shares of Common Stock or other securities delivered on conversion will be deemed to have become the holders of record thereof as of the Change of Control Conversion Date.
(o) In connection with the exercise of any Change of Control Conversion Right, the Corporation shall comply with all applicable federal and state securities laws and stock exchange rules in connection with any conversion of shares of Series E Preferred Stock into shares of Common Stock or other property. Notwithstanding any other provision of the Series E Preferred Stock, no holder of Series E Preferred Stock will be entitled to convert such shares of Series E Preferred Stock into shares of Common Stock to the extent that receipt of such shares of Common Stock would cause such holder (or any other person) to violate the applicable restrictions on transfer and ownership of shares of the Corporation’s stock contained in Article VII of the Charter, unless the Corporation provides an exemption from such restrictions to such holder pursuant to Article VII of the Charter.
(p) Notwithstanding anything to the contrary herein and except as otherwise required by law, the persons who are the holders of record of shares of Series E Preferred Stock at the close of business on a Dividend Record Date will be entitled to receive the dividend payable on the corresponding Dividend Payment Date notwithstanding the conversion of those shares after such Dividend Record Date and on or prior to such Dividend Payment Date and, in such case, the full amount of such dividend shall be paid on such Dividend Payment Date to the persons who were the holders of record at the close of business on such Dividend Record Date. Except as provided in this Section 7(p), the Corporation will make no allowance for unpaid dividends that are not in arrears on the shares of Series E Preferred Stock to be converted.
8. Voting Rights.

(a) Holders of Series E Preferred Stock will not have any voting rights, except as set forth in this Section 8. On each matter on which holders of Series E Preferred Stock are entitled to vote, each share of Series E Preferred Stock will be entitled to one vote, except that when shares of any other class or series of Preferred Stock the Corporation may issue have the right to vote with the Series E Preferred Stock as a single class on any matter, the Series E Preferred Stock and the shares of each such other class or series will have one vote for each $25.00 of liquidation preference (excluding accumulated dividends).
(b) Whenever dividends on any shares of Series E Preferred Stock are in arrears for six or more quarterly Dividend Periods, whether or not consecutive, the number of directors constituting the Board will be automatically increased by two (if not already increased by two by reason of the election of directors by the holders of any other class or series of Preferred Stock upon which like voting rights have been conferred and are exercisable) and the holders of Series E Preferred Stock, voting as a single class with the holders of all other classes or series of Preferred Stock ranking on a parity with the Series E Preferred Stock as to the payment of dividends and the distribution of assets upon any liquidation, dissolution or winding up of the Corporation and upon which like voting rights have been conferred and are exercisable, will be entitled to vote for the election of those two additional directors at a special meeting called by the Corporation at the request of the holders of record of at least 25% of the outstanding shares of Series E Preferred Stock and all other classes or series of Preferred Stock the Corporation may issue and upon which like voting rights have been conferred and are exercisable to be held no later than 90 days after the Corporation’s receipt of such request (unless the request is received less than 90 days before the date fixed for the next annual or special meeting of stockholders of the Corporation, in which case, such vote will be held at the earlier of the next annual or special meeting of stockholders of the Corporation, to the extent permitted by applicable law), and at each subsequent annual meeting of stockholders of the Corporation until all dividends accumulated on the Series E Preferred Stock for all past Dividend Periods and the then current Dividend Period shall have been fully paid. In that case, the right of holders of Series E Preferred Stock to elect any directors will cease and, unless there are other classes or series of Preferred Stock upon which like voting rights have been conferred and are exercisable, the term of office of any directors elected by holders of Series E Preferred Stock shall immediately terminate and the number of directors constituting the Board shall be reduced accordingly. For the avoidance of doubt, in no event shall the total number of directors elected by holders of Series E Preferred Stock (voting together as a single class with the holders of all other classes or series of Preferred Stock upon which like voting rights have been conferred and are exercisable) pursuant to the voting rights under this Section 8 exceed two. The directors elected by the holders of Series E Preferred Stock and the holders of all other classes or series of Preferred Stock upon which like voting rights have been conferred and are exercisable will be elected by a plurality of the votes cast by the holders of the outstanding shares of Series E Preferred Stock when they have the voting rights as set forth in this Section 8(b) and the holders of all other classes or series of Preferred Stock upon which like voting rights have been conferred and are exercisable (voting together as a single class) to serve until the Corporation’s next annual meeting of stockholders and until their successors are duly elected and qualified or until such directors’ right to hold the office terminates as described above, whichever occurs earlier.

(c) If, at any time when the voting rights conferred upon the Series E Preferred Stock pursuant to Section 8(b) hereof are exercisable, any vacancy in the office of a director elected pursuant to Section 8(b) shall occur, then such vacancy may be filled only by the remaining director or by vote of the holders of the outstanding Series E Preferred Stock and any other classes or series of Preferred Stock upon which like voting rights have been conferred and are exercisable. Any director elected pursuant to Section 8(b) may be removed at any time, with or without cause, only by the vote of, and may not be removed otherwise than by the vote of, the holders of record of a majority of the outstanding shares of Series E Preferred Stock and any class or series of Preferred Stock upon which like voting rights have been conferred and are exercisable (voting as a single class with all other classes or series of Preferred Stock upon which like voting rights have been conferred and are exercisable).
(d) So long as any shares of Series E Preferred Stock remain outstanding, the Corporation will not, without the affirmative vote or consent of the holders of at least two-thirds of the shares of Series E Preferred Stock outstanding at the time, voting together as a single class with the holders of all classes or series of Preferred Stock ranking on parity with the Series E Preferred Stock upon which like voting rights have been conferred and are exercisable, (i) authorize or create, or increase the authorized or issued amount of, any class or series of capital stock ranking senior to the Series E Preferred Stock with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up or reclassify any of the authorized capital stock of the Corporation into such shares, or create or authorize or issue any obligation or security convertible into or evidencing the right to purchase any such shares; or (ii) amend, alter or repeal the provisions of the Charter, whether by merger, conversion, consolidation or otherwise, so as to materially and adversely affect any right, preference, privilege or voting power of the Series E Preferred Stock (each, an “Event”); provided, however, with respect to the occurrence of any Event set forth in clause (ii) above, so long as the Series E Preferred Stock remains outstanding with the terms thereof materially unchanged, or the holders of Series E Preferred Stock receive shares of stock or other equity interests with rights, preferences, privileges and voting powers substantially the same as those of the Series E Preferred Stock, taking into account that, upon the occurrence of any such Event, the Corporation may not be the successor entity, the occurrence of any such Event shall not be deemed to materially and adversely affect the rights, preferences, privileges or voting power of holders of Series E Preferred Stock; provided further, that any increase in the amount of the authorized Series E Preferred Stock, or the creation or issuance, or any increase in the amounts authorized of any class or series ranking on parity with or junior to the Series E Preferred Stock that the Corporation may issue shall not be deemed to materially and adversely affect the rights, preferences, privileges or voting powers of holders of Series E Preferred Stock.
(e) The voting rights provided for in this Section 8 will not apply if, at or prior to the time when the act with respect to which voting by holders of Series E Preferred Stock would otherwise be required pursuant to this Section 8 shall be effected, all outstanding shares of Series E Preferred Stock shall have been redeemed or called for redemption upon proper notice and sufficient funds have been irrevocably set apart to effect such redemption pursuant to Section 6 hereof.

(f) Except as expressly stated in this Section 8, the Series E Preferred Stock will not have any relative, participating, optional or other special voting rights or powers and the consent of the holders thereof shall not be required for the taking of any corporate action. The holders of Series E Preferred Stock shall have exclusive voting rights on any Charter amendment that would alter the contract rights, as expressly set forth in the Charter, of only the Series E Preferred Stock.
(g) Notwithstanding the foregoing, holders of any series of Preferred Stock ranking on parity with the Series E Preferred Stock with respect to rights to the payment of dividends and the distribution of assets upon liquidation, dissolution or winding up of the Corporation shall not be entitled to vote together as a class with the holders of Series E Preferred Stock on any amendment, alteration or repeal of any provision of the Charter unless such action affects the holders of Series E Preferred Stock and such other series of Preferred Stock equally.
9. Information Rights. During any period in which the Corporation is not subject to Section 13 or 15(d) of the Exchange Act and any shares of Series E Preferred Stock are outstanding, the Corporation will use its best efforts to (i) transmit by mail (or other permissible means under the Exchange Act) to all holders of Series E Preferred Stock, as their names and addresses appear on the record books of the Corporation and without cost to such holders, copies of the annual reports on Form 10-K and quarterly reports on Form 10-Q that the Corporation would have been required to file with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13 or 15(d) of the Exchange Act if it were subject thereto (other than any exhibits that would have been required); and (ii) promptly, upon request, supply copies of such reports to any holders or prospective holder of Series E Preferred Stock. The Corporation will use its best efforts to mail (or otherwise provide) such reports to the holders of Series E Preferred Stock within 15 days after the respective dates by which the Corporation would have been required to file such reports with the SEC if the Corporation were subject to Section 13 or 15(d) of the Exchange Act and the Corporation were a “non-accelerated filer” within the meaning of the Exchange Act.
10. Restrictions on Transfer and Ownership. The Series E Preferred Stock shall be subject to the restrictions on transfer and ownership set forth in Article VII of the Charter.
11. Record Holders. The Corporation and the transfer agent for the Series E Preferred Stock may deem and treat the record holder of any Series E Preferred Stock as the true and lawful owner thereof for all purposes, and neither the Corporation nor the transfer agent shall be affected by any notice to the contrary.
12. No Preemptive Rights. No holders of Series E Preferred Stock will, as holders of Series E Preferred Stock, have any preemptive rights to purchase or subscribe for Common Stock or any other security of the Corporation.
SECOND: The Series E Preferred Stock has been classified and designated by the Board under the authority contained in the Charter. These Articles Supplementary have been approved by the Board in the manner and vote required by law.

THIRD: The undersigned acknowledges these Articles Supplementary to be the corporate act of the Corporation and as to all matters or facts required to be verified under oath, the undersigned acknowledges that to the best of his knowledge, information and belief, these matters and facts are true in all material respects and that this statement is made under the penalties for perjury.
[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Corporation has caused these Articles Supplementary to be signed in its name and on its behalf by its Chief Financial Officer and attested to by its Secretary on this ________ of _______, 2026.

ATTEST: ____________________________ Name: Jenny B. Neslin Title: Secretary	TPG MORTGAGE INVESTMENT TRUST, INC. By: __________________________ Name: Anthony Rossiello Title: Chief Financial Officer

ANNEX C
Form of Mayer Brown LLP Opinion to Parent

Intentionally omitted.

ANNEX D
Form of Hunton Andrews Kurth LLP Opinion to Parent

Intentionally omitted.

ANNEX E
Form of Hunton Andrews Kurth LLP Opinion to the Company

Intentionally omitted.

ANNEX F
Form of Mayer Brown LLP Opinion to the Company

Intentionally omitted.

Annex B
FIFTH AMENDMENT TO
MANAGEMENT AGREEMENT

    THIS FIFTH AMENDMENT TO MANAGEMENT AGREEMENT (this “Amendment”) is made as of August 9, 2026, by and between TPG Mortgage Investment Trust, Inc. (fka, AG Mortgage Investment Trust, Inc.), a Maryland corporation (the “Company”), and AG REIT Management, LLC, a Delaware limited liability company (the “Manager” and together with the Company, the “Parties”).

    WHEREAS, the Parties entered into that certain Management Agreement, dated as of June 29, 2011, as amended by that certain First Amendment to Management Agreement, dated as of April 6, 2020, that certain Second Amendment to Management Agreement, dated as of September 24, 2020, that certain Third Amendment to Management Agreement, dated as of November 22, 2021, and that certain Fourth Amendment to Management Agreement, dated as of August 8, 2023 (as amended, the “Management Agreement”), pursuant to which, among other things, the Company is obligated to pay the Manager a Base Management Fee and Incentive Fee and to reimburse the Manager for certain expenses.

    WHEREAS, contemporaneously with the entry into this Amendment, the Company has entered into that certain Agreement and Plan of Merger, dated as of the date hereof, by and among the Company, MIT Merger Sub II, LLC, a Delaware limited liability company and a wholly owned subsidiary of the Company, Cherry Hill Mortgage Investment Corporation, a Maryland corporation (the “Target”), Cherry Hill Operating Partnership, LP, a Delaware limited partnership, and, solely for the limited purposes set forth therein, the Manager (as it may be amended from time to time, the “Merger Agreement”), pursuant to which the Company will acquire the Target (the “Transaction”) and the Manager will fund approximately $20 million in cash payable to the stockholders of the Target in the Transaction.

WHEREAS, in connection with the Merger Agreement and the Transaction, the Parties wish to amend the Management Agreement through this Amendment in order modify certain terms related to the Incentive Fee.

    WHEREAS, capitalized terms used in this Amendment and not otherwise defined shall have the meanings ascribed to such terms in the Management Agreement or the Merger Agreement, as the case may be.

    NOW, THEREFORE, in consideration of the recitals and mutual covenants and agreements contained herein and for other good and valuable consideration, the sufficiency of which is hereby acknowledged, the Parties hereto hereby covenant and agree as follows:

1.Amendments to Management Agreement. Contingent upon the closing of the Transaction as contemplated by the Merger Agreement, the Parties agree, from and after the Company Merger Effective Time, that:

(a)Section 1. Definitions.

1.The definition for “Adjusted Net Income” is hereby deleted.
2.The definition for “Core Earnings” is hereby deleted.
3.Above the definition for “Effective Termination Date,” the following definition is hereby added:

“Earnings Available for Distribution” or “EAD” means net income or loss available to holders of Common Shares excluding (i) (a) unrealized gains or losses on loans, real estate securities, derivatives and other investments of the Company and its Subsidiaries, inclusive of its investment in AG Arc LLC and Arc Home LLC’s net mortgage servicing rights, and (b) net realized gains or losses on the sale or termination of such instruments, (ii) any transaction related expenses incurred in connection with the acquisition, disposition, or securitization of investments of the Company and its Subsidiaries, (iii) the income tax expense or benefit on income or loss items excluded from EAD in accordance with the foregoing, and (iv) certain other nonrecurring or other gains or losses after discussions between the Manager and the Independent Directors and approved by a majority of the Independent Directors. Items (i) through (iv) above include any amount related to those items held in affiliated entities.

4.The definition for “Cumulative Hurdle Amount” is hereby deleted.

5.The definition for “Equity Hurdle Base” is hereby replaced with the following:

“Equity Hurdle Base” means (a) the sum of (1) the Company’s book value (calculated in the manner described in the Company’s public filings) immediately after the Company Merger Effective Time, plus (2) the net proceeds received by the Company from all issuances of Common Shares following the Company Merger Effective Time, plus (3) the Company’s cumulative EAD for the period commencing on the Company Merger Effective Time to the end of the most recently completed calendar quarter, (b) less (1) any distributions to the holders of Common Shares following the Company Merger Effective Time, less (2) any amount that the Company has paid to repurchase Common Shares following the Company Merger Effective Time and less (3) any Incentive Fee earned by the Manager following the Company Merger Effective Time, excluding (c) one-time events pursuant to changes in GAAP and certain other nonrecurring or other gains or losses after discussions between the Manager and the Independent Directors and after approval by a majority of the Independent Directors. With respect to that portion of the period from and after the Company Merger Effective Time that is used in the calculation of Incentive Fee, all items in the foregoing sentence (other than clauses (a)(1) and (a)(3)) shall be calculated on a daily weighted average basis.

6. The definition for “Incentive Fee” is hereby replaced with the following:

“Incentive Fee” means the incentive fee calculated and payable with respect to each calendar quarter (or part thereof that this Management Agreement is in effect) in arrears in an amount, not less than zero, equal to the excess of (1) the product of (a) 15% and (b) the excess of (i) Earnings Available for Distribution of the Company for the previous 12-month period, over (ii) the product of (A) the Equity Hurdle Base in the previous 12-month period, and (B) 8% per annum, over (2) the sum of any Incentive Fee earned by the Manager with respect to the first three quarters of such previous 12-month period; provided, however, that no Incentive Fee shall be payable to the Manager with respect to any calendar quarter unless Earnings Available for Distribution for the 12 most recently completed calendar quarters (or such lesser number of completed calendar quarters following the Company Merger Effective Time) is greater than zero.
The Incentive Fee shall be pro rated for partial periods, to the extent necessary, based on the number of days elapsed or remaining in such period, as the case may be (including any calendar quarter during which the Company Merger Effective Time occurs and any calendar quarter during which any Effective Termination Date occurs).

7.The definition for “Termination Fee” is hereby replaced with the following:

"Termination Fee" means a termination fee equal to three (3) times the sum of (i) the average annual Base Management Fee and (ii) the average annual Incentive Fee earned by the Manager, during the 24-month period immediately preceding the date of termination, calculated as of the end of the most recently completed fiscal quarter before the date of termination.

(a)Section 7. Compensation.

1.Section 7(e) is hereby deleted and replaced with the following:

(e) The Incentive Fee shall be payable in arrears, in quarterly installments commencing with the fiscal quarter in which the Company Merger Effective Time occurs. The Manager shall compute each installment of the

Incentive Fee within 60 days after the end of the fiscal quarter with respect to which such installment is payable. A copy of the computations made by the Manager to calculate such installment shall thereafter, for informational purposes only, promptly be delivered to the Board of Directors. Payment for each quarterly installment of the Incentive Fee in a given fiscal year shall be due and payable no later than the date which is five (5) Business Days after the date of delivery to the Board of Directors of the computation for the last fiscal quarter of a year.

2.Section 7(f) is hereby deleted.

3.Section 7(g) is hereby deleted and replaced with the following:

(g) The Incentive Fee shall be payable to the Manager in cash; provided that, by written notice from the Board of Directors to the Manager delivered no earlier than 45 days, and no later than 10 days, prior to the end of a fiscal year, the Incentive Fee with respect to such fiscal year may be paid in Common Shares or a combination of cash and Common Shares as determined solely by a majority of the Board of Directors (including a majority of the Independent Directors), as set forth in the applicable written notice; provided further, any Incentive Fee payable in Common Shares is subject to the following: (1) the ownership of such shares by the Manager does not violate the limit on ownership of Common Shares set forth in the Company’s charter, after giving effect to any waiver from such limit that the Board of Directors may grant to the Manager in the future and (2) the Company’s issuance of such shares to the Manager complies with all applicable securities exchange rules and securities laws (including, without limitation, prohibitions on transfers and insider trading); provided further that no more than 50% of the Incentive Fee in any given year shall be paid in Common Shares unless the Manager has provided its written consent. Notwithstanding such restriction and subject to compliance with all applicable securities laws (including, without limitation, prohibitions on insider trading), the Manager shall have the right to allocate any Common Shares received hereunder in its sole and absolute discretion to its officers, employees and other individuals who provide services to it at any time. The number of Common Shares payable as Incentive Fee shall be equal to the dollar amount of the portion of the Incentive Fee payable in Common Shares (as set forth in any applicable notice) divided by the average of the closing prices of the Common Shares on the NYSE over the five (5) Business Days prior to the date on which the Incentive Fee is paid. The Manager will promptly provide documentation and information as reasonably requested by the Board of Directors in connection with any determination regarding the form of payment of the Incentive Fee.

2.Full Force and Effect. Except as specifically amended by this Amendment, the Management Agreement shall remain in full force and effect.

3.No Further Amendment. This Amendment, which may be executed in multiple counterparts, constitutes the entire agreement of the Parties regarding the matters contained herein and shall not be modified by any prior oral or written discussions.

4.Governing Law. This Amendment shall be governed by and construed in accordance with the laws of the State of New York.

[Signature page follows]

    IN WITNESS WHEREOF, the Parties have executed this Amendment as of the date first written above.
TPG MORTGAGE INVESTMENT TRUST, INC.

By:    /s/ Thomas J. Durkin
    Name: Thomas J. Durkin
    Title: Chief Executive Officer and President
AG REIT MANAGEMENT, LLC
By: Angelo, Gordon & Co., L.P. its sole member

By:    /s/ Christopher D. Moore
    Name: Christopher D. Moore
    Title: General Counsel

Annex C
VOTING AND SUPPORT AGREEMENT
This VOTING AND SUPPORT AGREEMENT (this “Agreement”) is made as of August 9, 2026 by and between Cherry Hill Mortgage Investment Corporation, a Maryland corporation (the “Company”), and AG MIT, LLC, a Delaware limited liability company (the “Voting Party”).
WHEREAS, concurrently with the execution and delivery of this Agreement, the Company, TPG Mortgage Investment Trust, Inc., a Maryland corporation (“Parent”), MIT Merger Sub II, LLC, a Delaware limited liability company and a Subsidiary of Parent (“Merger Sub”), and Cherry Hill Operating Partnership, L.P., a Delaware limited partnership (the “Company Operating Partnership”), and, solely for purposes described therein, AG REIT Management, LLC, a Delaware limited liability company, have entered into an Agreement and Plan of Merger (as amended, restated, supplemented or otherwise modified from time to time in accordance with its terms, the “Merger Agreement”), pursuant to which, among other things, the Company, the Company Operating Partnership, Parent and Merger Sub will effect a business combination through (a) a merger of the Company Operating Partnership with and into the Company, with the Company being the surviving entity in such merger (the “Partnership Merger”), and then (b) a merger of the Company with and into Merger Sub, with Merger Sub being the surviving entity in such merger (the “Company Merger” and together with the Partnership Merger, the “Mergers”);
WHEREAS, as of the date hereof, the Voting Party is the Beneficial Owner of Shares of Company Common Stock; and
WHEREAS, as a condition to the willingness of the Company to enter into the Merger Agreement and as an inducement and in consideration therefor, the Company has required that the Voting Party execute and deliver this Agreement.
NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the receipt, sufficiency and adequacy of which are hereby acknowledged, the parties hereto agree as follows:
Section 1.Definitions. Capitalized terms used but not defined herein shall have the meanings given to them in the Merger Agreement. As used herein, “Shares” means shares of Company Common Stock. “Voting Shares” means all Shares Beneficially Owned by the Voting Party and any and all Shares acquired or Beneficially Owned by the Voting Party after the date hereof. “Beneficially Own,” “Beneficially Owned” and “Beneficial Ownership” have the meaning set forth in Rule 13d-3 under the Exchange Act. “Controlled Affiliate” means any Person controlled by the Voting Party and “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise. “Permitted Liens” means (a) Liens created by this Agreement, (b) Liens imposed by applicable securities Laws and (c) pledges or other Liens that do not impair or restrict the Voting Party’s ability to vote or cause to be voted any Voting Shares in accordance with this Agreement. “Transfer” means, directly or indirectly, to sell, offer, exchange, assign, pledge, encumber, hypothecate, dispose of or otherwise transfer, whether by operation of Law or otherwise.
Section 2.Representations and Warranties of the Voting Party. The Voting Party hereby represents and warrants to the Company as follows:
(a)Authority. The Voting Party is a limited liability company duly formed, validly existing and in good standing under the Laws of the State of Delaware. The Voting Party has all requisite organizational power and authority to enter into this Agreement, to perform fully the Voting Party’s obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly authorized, executed and delivered by the Voting Party and, assuming due authorization, execution and delivery hereof by the Company, constitutes a legal, valid and binding obligation of the Voting Party enforceable against the Voting Party in accordance with its terms, subject to the Enforceability Exceptions.
(b)No Consents. No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Authority or any other Person is required by or with respect to the Voting Party in connection with the execution and delivery of this Agreement or the consummation by the Voting Party of the transactions contemplated hereby, except for (i) compliance with the applicable requirements of the Exchange Act, the Securities Act and the rules and regulations of NYSE and (ii) compliance with any applicable state securities, takeover and “blue sky” Laws, except in each case of (i) and (ii) as would not, individually or in the aggregate, reasonably be expected to prevent or materially impair or delay the consummation of the Mergers or the performance by the Voting Party of its obligations under this Agreement.
(c)No Conflicts. The execution, delivery and performance by the Voting Party of this Agreement do not and will not (i) conflict with or result in any violation or breach of any provision of the Organizational Documents of the Voting Party, (ii) conflict with or result in a violation or breach of any applicable Law, (iii) require any consent by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default under, or cause or permit the termination, cancellation or acceleration of any right or obligation or the loss of any benefit to which the Voting Party is entitled, under any Contract binding upon the Voting Party or to which any of its properties, rights or other assets are subject or (iv) result in the creation of a Lien, other than a Permitted Lien, on any properties or assets of the Voting Party, except, in each case other than clause (i), for any such violation, breach, conflict, default, termination, acceleration, cancellation or loss that would not, individually or in the aggregate, reasonably be expected to prevent or materially impair or delay the consummation of the Mergers or the performance by the Voting Party of its obligations under this Agreement.
(d)Ownership of Shares. The Voting Party (i) Beneficially Owns, as of the date hereof, 734,800 Voting Shares, free and clear of all Liens other than Permitted Liens, (ii) has the sole power to vote or cause to be voted such Voting Shares, (iii) has not entered into any voting trust, voting agreement, proxy or other agreement, arrangement or understanding with respect to the voting of such Voting Shares that is inconsistent with this Agreement and (iv) does not Beneficially Own any Shares other than the Shares described in the foregoing clause (i) or any options, warrants or other rights to acquire Shares.
(e)No Litigation. As of the date hereof, there is no Litigation pending against, or, to the knowledge of the Voting Party, threatened against, the Voting Party or any of its Affiliates that would reasonably be expected to materially impair or materially adversely affect the Voting Party’s ability to perform its obligations hereunder.
Section 3.Representations and Warranties of the Company. The Company hereby represents and warrants to the Voting Party as follows:
(a)Authority. The Company is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Maryland. The Company has all requisite corporate power and authority and has taken all corporate action necessary, including approval by the Company Board, to execute, deliver and perform its obligations under this Agreement in accordance with the terms hereof. This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery hereof by the Voting Party, constitutes a legal, valid and binding agreement of the Company enforceable against the Company in accordance with its terms, subject to the Enforceability Exceptions.
(b)No Consents. No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Authority or any other Person is required by or with respect to the Company in connection with the execution and delivery of this Agreement or the consummation by the Company of the transactions contemplated hereby, except for (i) compliance with the applicable requirements of the Exchange Act, the Securities Act and the rules and regulations of NYSE and (ii) compliance with any applicable state securities, takeover and “blue sky” Laws, except in each case of (i) and (ii) as would not, individually or in the aggregate, reasonably be expected to prevent or materially impair or delay the consummation of the Mergers or the performance by the Company of its obligations under this Agreement.
(c)No Conflicts. The execution, delivery and performance by the Company of this Agreement do not and will not (i) conflict with or result in any violation or breach of any provision of the Organizational Documents of the Company, (ii) conflict with or result in a violation or breach of any applicable Law, (iii) require any consent by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default under, or cause or permit the termination, cancellation or acceleration of any right or obligation or the loss of any benefit to which the Company is entitled, under any Contract binding upon the Company or to which any of its properties, rights or other assets are subject or (iv) result in the creation of a Lien, other than a Permitted Lien, on any properties or assets of the Company, except, in each case other than clause (i), for any such violation, breach, conflict, default, termination, acceleration, cancellation or loss that would not, individually or in the aggregate, reasonably be expected to prevent or materially impair or delay the consummation of the Mergers or the performance by the Company of its obligations under this Agreement.
Section 4.Agreement to Vote Shares. The Voting Party agrees during the term of this Agreement to vote all Voting Shares at every meeting of the stockholders of the Company at which the following matters are considered and at every adjournment, recess or postponement thereof, and in connection with any action proposed to be taken by written consent of the

Company’s stockholders in favor of (a) (i) the approval of the Merger Agreement and the Company Merger and (ii) any proposal to adjourn, recess or postpone the Company Stockholders Meeting to solicit additional proxies if there are not sufficient votes to approve the matters referred to in clause (i); and (b) against any Company Takeover Proposal. Notwithstanding the foregoing, (A) if the Company Board has made a Company Change of Recommendation in compliance with Section 6.5 of the Merger Agreement, then the Voting Party shall not be required to vote or cause to be voted the Voting Shares in favor of the matters described in clauses (a) or (b) and (B) the Voting Party shall retain at all times the right to vote and the right to cause the vote of any Voting Shares in the Voting Party’s sole discretion, and without any other limitation, on any matters other than those expressly set forth in the immediately preceding sentence that are at any time or from time to time presented for consideration to the holders of Shares. Nothing contained in this Agreement shall be deemed to vest in the Company any direct or indirect ownership or incidence of ownership of or with respect to any Voting Shares. All rights, ownership and economic benefits of and relating to the Voting Shares shall remain vested in and belong to the Voting Party.
Section 5.No Voting Trust or Other Arrangement. The Voting Party agrees that during the term of this Agreement the Voting Party will not deposit any Voting Shares in a voting trust, grant any proxy or power of attorney with respect to any Voting Shares or subject any Voting Shares to any agreement, arrangement or understanding with respect to the voting of such Voting Shares, in each case, that is inconsistent with the Voting Party’s obligations under this Agreement.
Section 6.Transfer and Encumbrance. The Voting Party agrees that during the term of this Agreement the Voting Party will not directly or indirectly, Transfer any Voting Shares or enter into any Contract, option or other agreement, arrangement or understanding with respect to a Transfer of any Voting Shares or any voting or economic interest therein, except for a Permitted Transfer. Any attempted Transfer of Voting Shares or any interest therein in violation of this Section 6 shall be null and void. “Permitted Transfer” means a Transfer by the Voting Party to a Controlled Affiliate; provided, that such Voting Shares subject to a Permitted Transfer shall remain subject to the covenants and restrictions contemplated herein during the term of this Agreement. No Permitted Transfer shall relieve the Voting Party of its obligations under this Agreement.
Section 7.Termination. This Agreement shall automatically terminate without further action upon the earlier to occur of (a) the Company Merger Effective Time and (b) the valid termination of the Merger Agreement in accordance with its terms. Upon termination of this Agreement, no party hereto shall have any further obligations or liabilities under this Agreement; provided, that nothing in this Section 7 shall relieve any party of liability for any Willful Breach of this Agreement occurring prior to such termination. For purposes hereof, “Willful Breach” means, with respect to any breaches or failures to perform any of the covenants or other agreements contained in this Agreement, a material breach that is a consequence of a deliberate act or deliberate failure to act undertaken by the breaching party with actual knowledge that such party’s act or failure to act would, or would reasonably be expected to, constitute a breach of this Agreement.

Section 8.Specific Enforcement. It is agreed and understood that monetary damages would not adequately compensate an injured party for the breach of this Agreement by any party hereto and, accordingly, that this Agreement shall be specifically enforceable and that any breach or threatened breach of this Agreement shall be the proper subject of a temporary or permanent injunction, restraining order, specific performance or other equitable relief without proof of actual damages or the posting of any bond or other security. Further, each party hereto waives any claim or defense that there is an adequate remedy at law for such breach or threatened breach and agrees that a party’s rights would be materially and adversely affected if the obligations of the other parties under this Agreement were not carried out in accordance with the terms and conditions hereof.
Section 9.Entire Agreement. This Agreement supersedes all prior agreements, written or oral, between the parties hereto with respect to the subject matter hereof and contains the entire agreement between the parties with respect to the subject matter hereof. Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement, or, in the case of a waiver, by the party against whom the waiver is to be effective. No waiver of any provisions hereof by either party shall be deemed a waiver of any other provisions hereof by such party, nor shall any such waiver be deemed a continuing waiver of any provision hereof by such party.
Section 10.Notices. Any notice, request, instruction or other document or other communication to be given hereunder by a party hereto shall be in writing and shall be deemed to have been given (a) when received if given in person or by courier or a courier service (providing proof of delivery), (b) on the date of transmission if sent by email by 9:00 p.m. Eastern Time on a Business Day or, otherwise, on the next succeeding Business Day, (c) on the next Business Day if sent by an overnight delivery service marked for overnight delivery (providing proof of delivery), or (d) five Business Days after being deposited in the U.S. mail, certified or registered mail, postage prepaid:
(a)If to the Voting Party:
c/o AG REIT Management, LLC
245 Park Avenue, 26th Floor
New York, NY 10167
Attention: Jenny B. Neslin, Legal Department
E-mail: jneslin@tpg.com;  legal@angelogordon.com

with a copy (which shall not constitute notice) to:

Hunton Andrews Kurth LLP
200 Park Avenue
New York, NY 10166
Attention: Steven M. Haas
E-mail: shaas@hunton.com

and

Hunton Andrews Kurth LLP
2200 Pennsylvania Avenue, NW
Washington, DC 20037
Attention: Robert K. Smith
E-mail: rsmith@hunton.com

(b)If to the Company:
Cherry Hill Mortgage Investment Corporation
4000 Route 66, Suite 310
Tinton Falls, NJ 07753
Attention: Jeffrey Lown II
Email:    jay.lown@chmireit.com

with copies (which shall not constitute notice) to:

Mayer Brown LLP
1221 Avenue of the Americas
New York, New York 10020
Attention: David Freed
E-mail: dfreed@mayerbrown.com
And

Mayer Brown LLP
71 South Wacker Drive
Chicago, IL 60606
Attention: Andrew Noreuil; Ryan Ferris
Email:    anoreuil@mayerbrown.com; rferris@mayerbrown.com

or to such other individual or address as a party hereto may designate for itself by notice given as herein provided.
Section 11.Miscellaneous.
(a)Expenses. Except as otherwise specifically provided herein, each party hereto shall bear its own expenses in connection with this Agreement.4
(b)Governing Law. This Agreement shall be deemed to be made in and in all respects shall be interpreted, construed and governed by and in accordance with the Laws of the State of Maryland without regard to the conflicts of laws provisions, rules or principles thereof (or any other jurisdiction). Each of the parties hereto agrees that: (i) all Litigation in connection with, arising out of or otherwise relating to this Agreement and any agreements delivered in connection herewith or the transactions contemplated hereby or thereby shall be heard and determined exclusively in the Circuit Courts for Baltimore City, Maryland, or if that court does not have jurisdiction, in the United States District Court for the District of Maryland, Northern Division; and (ii) solely in connection with such Litigation, (A) if applicable, to request or consent to the assignment of any Litigation to the Business and Technology Case Management Program of the Circuit Court for Baltimore City, Maryland, (B) irrevocably and unconditionally submits to the exclusive jurisdiction of such courts; (C) irrevocably waives any objection to the laying of venue in any such Litigation in such courts; (D) irrevocably waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any party hereto; (E) agrees that mailing of process or other papers in connection with any such Litigation in the manner provided in Section 10 or in such other manner as may be permitted by applicable Law shall be valid and sufficient service thereof; and (F) it shall not assert as a defense any matter or claim waived by the foregoing clauses (B) through (E) of this Section 11 that any Order issued by such courts may not be enforced in or by such courts.
(c)Waiver of Jury Trial. EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE OUT OF OR OTHERWISE RELATE TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY IS EXPECTED TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY HERETO IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION, DIRECTLY OR INDIRECTLY, CONNECTED WITH, ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY HERETO ACKNOWLEDGES AND CERTIFIES THAT (i) NO REPRESENTATIVE OF THE OTHER PARTIES HERETO HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTIES HERETO WOULD NOT, IN THE EVENT OF ANY LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) IT MAKES THIS WAIVER VOLUNTARILY, AND (iv) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS, ACKNOWLEDGEMENTS AND CERTIFICATIONS SET FORTH IN THIS SECTION 11(c).
(d)Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible to the fullest extent permitted by applicable Law.
(e)Counterparts. This Agreement may be executed in counterparts, and such counterparts may be delivered in electronic format (including by .pdf and email). Such delivery of counterparts shall be conclusive evidence of the intent to be bound hereby, and each such counterpart and copies produced therefrom shall have the same effect as an original. To the extent applicable, the foregoing constitutes the election of the parties hereto to invoke any Law authorizing electronic signatures.

(f)Interpretation. The headings preceding the text of Sections included in this Agreement are for convenience only and shall not be deemed part of this Agreement or be given any effect in interpreting this Agreement. The use of the masculine, feminine or neuter gender herein shall not limit any provision of this Agreement. The use of the terms “including” or “include(s)” shall in all cases herein mean “including, without limitation” or “include(s), without limitation,” respectively. Underscored references to Sections shall refer to those portions of this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term in this Agreement the singular. “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic format) in a visible form. If any action under this Agreement is required to be done or taken on a day that is not a Business Day, then such action shall be required to be done or taken not on such day but on the first succeeding Business Day thereafter. References to days mean calendar days unless otherwise specified. The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. References from or through any date shall mean, unless otherwise specified, from and including or through and including, respectively. Any reference to any Contract or other document means such Contract or document as from time to time amended, modified or supplemented (if permitted under this Agreement) and includes all exhibits, schedules or other attachments thereto.
(g)Assignment; Successors and Assigns; Third Party Beneficiaries. This Agreement and all of the provisions hereof shall be binding upon and shall inure to the benefit of and be enforceable by the parties hereto and their respective heirs, successors and permitted assigns; provided, however, that neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned (including by operation of law) by any of the parties hereto without the prior written consent of the other parties hereto. Any purported assignment in contravention of this Section 11(g) shall be null and void. This Agreement is not intended to and does not confer upon any Person other than the parties hereto any rights or remedies hereunder.
(h)Further Assurances. Each party hereto shall execute and deliver such additional documents as may be necessary to effect the transactions contemplated by this Agreement.

[The remainder of this page is intentionally left blank. Signature pages follow.]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

AG MIT, LLC

By: /s/ Thomas J. Durkin
Name: Thomas J. Durkin
Title: Chief Executive Officer and President

CHERRY HILL MORTGAGE INVESTMENT CORPORATION

By: /s/ Jeffrey Lown II
Name: Jeffrey Lown II
Title: President and Chief Executive Officer

Annex D

1251 AVENUE OF THE AMERICAS, 6TH FLOOR NEW YORK, NY 10020
P 212 466-7800 | TF 800 635-6851
Piper Sandler & Co. Since 1895. Member SIPC and NYSE

August 9, 2026

Board of Directors
TPG Mortgage Investment Trust, Inc.
245 Park Avenue, 26th Floor
New York, NY 10167

Ladies and Gentlemen:

TPG Mortgage Investment Trust, Inc. (“Parent”), MIT Merger Sub II, LLC, a wholly-owned subsidiary of Parent (“Merger Sub”), Cherry Hill Mortgage Investment Corporation (“Company”), Cherry Hill Operating Partnership, LP (the “Company Operating Partnership”), and, for the limited purposes set forth therein, AG REIT Management, LLC (“Parent Manager”) are proposing to enter into an Agreement and Plan of Merger (the “Agreement”) pursuant to which Company Operating Partnership will, subject to the terms and conditions set forth therein, merge with and into Company (the “Partnership Merger”), and following the Partnership Merger, the Company shall be merged with and into the Merger Sub (the “Company Merger” and together with the Partnership Merger, the “Mergers”). As set forth in the Agreement, at the Company Merger Effective Time, by virtue of the Company Merger and without any action on the part of the holder thereof, each share of Company Common Stock, issued and outstanding immediately prior to the Company Merger Effective Time (excluding any Cancelled Shares), shall be converted into the right to receive from (1) from Parent (A) 0.3063 of a share of Parent Common Stock (the “Per Share Parent Stock Consideration”), and (B) $0.41 per share in cash, without interest (the “Per Share Parent Cash Consideration” and, together with the Per Share Parent Stock Consideration, the “Per Share Parent Consideration”), and (2) from Parent Manager (acting solely on its own behalf), as additional consideration, $0.52 per share (the “Per Share Additional Manager Consideration”). Capitalized terms used herein without definition shall have the meanings ascribed thereto in the Agreement. You have requested our opinion as to the fairness, from a financial point of view, of the aggregate Per Share Parent Consideration to Parent.

Piper Sandler & Co. (“Piper Sandler”, “we” or “our”), as part of its investment banking business, is regularly engaged in the valuation of real estate investment trusts (“REITs”), financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. In connection with this opinion, we have reviewed and considered, among other things: (i) an execution copy of the Agreement; (ii) certain publicly available financial statements and other historical financial information of Parent that we deemed relevant; (iii) certain publicly available financial statements and other historical financial information of Company that we deemed relevant; (iv) internal financial projections for Parent for the six months ending December 31, 2026, as well as for the years ending December 31, 2027 and December 31, 2028, as provided by the senior management of Parent; (v) internal financial projections for Company for the six months ending December 31, 2026, as well as for the years ending December 31, 2027 and December 31, 2028, as provided by the senior management of

Company and authorized for use in our analysis by the senior management of Parent; (vi) the publicly reported historical price and trading activity for Parent Common Stock and Company Common Stock, including a comparison of certain stock trading information for Parent Common Stock and Company Common Stock and certain stock indices, as well as similar publicly available information for certain other agency and non-agency mortgage REITs, the securities of which are publicly traded; (vii) a comparison of certain financial and market information for Parent and Company with similar agency and nonagency mortgage REITs for which information is publicly available; (viii) the financial terms of certain recent business combinations in the mortgage REIT industry (on a nationwide basis), to the extent publicly available; (ix) the current market environment generally and the mortgage REIT environment in particular; and (x) such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant. We also discussed with certain members of the senior management of Parent and its representatives the business, financial condition, results of operations and prospects of Parent and held similar discussions with certain members of the senior management of Company and its representatives regarding the business, financial condition, results of operations and prospects of Company.

In performing our review, we have relied upon the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by Parent, Company or their respective representatives, or that was otherwise reviewed by us and we have assumed such accuracy and completeness for purposes of rendering this opinion without any independent verification or investigation. We have further relied on the assurances of the respective senior managements of Parent and Company that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading in any respect material to our analyses. We have not been asked to undertake, and have not undertaken, an independent verification of any such information and we do not assume any responsibility or liability for the accuracy or completeness thereof. We did not make an independent evaluation or perform an appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of Parent or Company, nor were we furnished with any such evaluations or appraisals. We render no opinion on or evaluation of the collectability of any assets or the future performance of any loans which the Parent or Company are invested in, nor any of their respective subsidiaries.

In preparing its analyses, Piper Sandler used internal financial projections for Parent for the six months ending December 31, 2026, as well as for the years ending December 31, 2027 and December 31, 2028, as provided by the senior management of Parent. In addition, Piper Sandler used internal financial projections for Company for the six months ending December 31, 2026, as well as for the years ending December 31, 2027 and December 31, 2028, as provided by the senior management of Company and authorized for use in Piper Sandler’s analysis by the senior management of Parent. With respect to the foregoing information, the senior management of Parent confirmed to us that such information reflected the best currently available projections, estimates and judgements of senior management as to the future financial performance of Parent and Company, respectively, and we assumed that the financial results reflected in such information would be achieved. We express no opinion as to such projections, estimates or judgements, or the assumptions on which they are based. We have also assumed that there has been no material change in Parent’s or Company’s assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to us. We have assumed in all respects material to our analyses that Parent and Company will remain as going concerns for all periods relevant to our analyses.

We have also assumed, with your consent, that (i) each of the parties to the Agreement will comply in all material respects with all material terms and conditions of the Agreement and all related agreements required to effect the Mergers, that all of the representations and warranties contained in such agreements are true and correct in all material respects, that each of the parties to such agreements will perform in all material respects all of the covenants and other obligations required to be performed by such party under such agreements and that the conditions precedent in such agreements are not and will not be waived, (iii) in the course of obtaining the necessary regulatory or third party approvals, consents and releases with respect to the Mergers, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on Parent, Company, the Mergers or any related transactions, and (iv) the Mergers and any related transactions will be consummated in accordance with the terms of the Agreement without any waiver, modification or amendment of any material term, condition or agreement thereof and in compliance with all applicable laws and other requirements. Finally, with your consent, we have relied upon the assessments that Parent has received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the Mergers and the other transactions contemplated by the Agreement. We express no opinion as to any such matters.

Our opinion is necessarily based on financial, regulatory, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect this opinion. We have not undertaken to update, revise, reaffirm or withdraw this opinion or otherwise comment upon events occurring after the date hereof. We express no opinion as to the trading value of Parent Common Stock or Company Common Stock at any time or what the value of Parent Common Stock will be once the shares are actually received by the holders of Company Common Stock. In addition, for purposes of our analyses and in rendering this opinion we did not consider, and we express no opinion as to, the value of the Per Share Additional Manager Consideration.
We have acted as Parent’s financial advisor in connection with the Mergers and will receive a fee for our services, which fee is contingent upon consummation of the Mergers. We will also receive a fee for rendering this opinion, which opinion fee will be credited towards the advisory fee which will become payable to Piper Sandler upon closing of the Mergers. Parent has also agreed to indemnify us against certain claims and liabilities arising out of our engagement and to reimburse us for certain of our out-of-pocket expenses incurred in connection with our engagement. Piper Sandler entered into an equity distribution agreement with Parent in November 2024 to act as selling agent in connection with Parent’s offer and sale of Parent Common Stock from time to time in an at-the-market offering. Piper Sandler has not received any compensation in connection with its role as selling agent but may receive compensation in the future. Except for the foregoing, Piper Sandler did not provide any other investment banking services to Parent in the two years preceding the day hereof, nor did Piper Sandler provide any investment banking services to Company in the two years preceding the date hereof. In the ordinary course of our business as a broker-dealer, we may purchase securities from and sell securities to Parent, Company and their respective affiliates. We may also actively trade the equity and debt securities of Parent, Company and their respective affiliates for our own account and for the accounts of our customers.
Our opinion is directed to the Board of Directors of Parent in connection with its consideration of the Agreement and the Merger and does not constitute a recommendation to any stockholder of Parent as to how any such stockholder should vote at any meeting of stockholders called to consider and vote upon the approval of the Agreement and the Merger. Our opinion is directed only as to the fairness, from a financial point of view, of the Exchange Ratio to Parent and does not address the underlying business decision of Parent to engage in the Merger, the form or structure of the Merger or any other transactions contemplated in the Agreement, the relative merits of the Merger as compared to any other alternative transactions or business strategies that might exist for Parent or the effect of any other transaction in which Parent might engage. We also do not express any opinion as to the fairness of the amount or nature of the compensation to be received in the Merger by any Parent officer, director or employee, or class of such persons, if any, relative to the amount of compensation to be received by any other stockholder. This opinion has been approved by Piper Sandler’s fairness opinion committee.

This opinion may not be reproduced without Piper Sandler’s prior written consent; provided, however, Piper Sandler will provide its consent for the opinion to be included in any regulatory filings, including the Joint Proxy Statement and the Registration Statement, to be filed with the SEC and mailed to stockholders in connection with the Merger.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the aggregate Per Share Parent Consideration is fair to Parent from a financial point of view.

Very truly yours,
/s/ Piper Sandler & Co.

Annex E

August 9, 2026
Board of Directors
Cherry Hill Mortgage Investment Corporation
4000 Route 66, Suite 310
Tinton Falls, New Jersey 07753

Members of the Board of Directors:
BTIG, LLC (“BTIG” or “we”) has been advised that Cherry Hill Mortgage Investment Corporation, a Maryland corporation (the “Company”), proposes to enter into an Agreement and Plan of Merger (the “Merger Agreement”), by and among the Company, TPG Mortgage Investment Trust, Inc., a Maryland corporation (“Parent”), MIT Merger Sub II, LLC, a Delaware limited liability company and a subsidiary of Parent (“Merger Sub”), Cherry Hill Operating Partnership, LP, a Delaware limited partnership (the “Company Operating Partnership”), and, solely for the limited purposes set forth therein, AG REIT Management, LLC, a Delaware limited liability company (“Parent Manager”), pursuant to which, among other things, (i) the Company Operating Partnership will merge with and into the Company, with the Company being the surviving entity (the “Partnership Merger”), and (ii) immediately following the Partnership Merger, the Company will merge with and into Merger Sub, with Merger Sub being the surviving entity (the “Company Merger” and, together with the Partnership Merger, the “Mergers”). At the effective time of the Company Merger (the “Company Merger Effective Time”), each share of common stock, par value $0.01 per share, of the Company (the “Company Common Stock”) issued and outstanding immediately prior to the Company Merger Effective Time (excluding shares of Company Common Stock held by the Company, Parent or any direct or indirect subsidiary of Parent or the Company (collectively, the “Canceled Shares”)) will be canceled and extinguished and automatically converted into the right to receive, without interest, (1) from Parent (A) a number of validly issued, fully paid and nonassessable shares of common stock, par value $0.01 per share, of Parent (the “Parent Common Stock”) equal to 0.3063 (the “Exchange Ratio” and such consideration set forth in this clause (A), the “Per Share Parent Stock Consideration”), and (B) $0.41 per share in cash (the “Per Share Parent Cash Consideration” and, together with the Per Share Parent Stock Consideration, the “Per Share Parent Consideration”), and (2) from Parent Manager (acting solely on its own behalf), as additional consideration, $0.52 per share in cash (the “Per Share Additional Manager Consideration” and, together with the Per Share Parent Consideration, the “Common Stock Merger Consideration”), subject to certain adjustments set forth in Section

3.1(d) of the Merger Agreement (as to which adjustments we express no opinion). The terms and conditions of the Mergers are more fully set forth in the Merger Agreement.
You have asked for our opinion as to the fairness, from a financial point of view, to the holders of Company Common Stock (other than holders of Canceled Shares) of the Common Stock Merger Consideration to be received by the holders of Company Common Stock (other than holders of Canceled Shares) pursuant to the Merger Agreement (the “Opinion”).
In rendering our Opinion, we have, with respect to the Company:
1)reviewed certain publicly available business and financial information relating to the Company that we deemed to be relevant;
2)reviewed and discussed with the Company’s management certain non-public projected financial and operating data relating to the Company prepared and furnished to us by management of the Company (the “Company Projections”);
3)discussed past and current operations, financial projections, including the Company Projections, and current financial condition of the Company with management of the Company (including their views on the risks and uncertainties of achieving the Company Projections);
4)reviewed the reported prices and the historical trading activity of the Company Common Stock;
5)compared the financial performance of the Company and its stock market trading multiples with those of certain other publicly traded companies that we deemed relevant; and
6)compared the financial performance of the Company and the valuation multiples implied by the Company Merger with those of certain other transactions that we deemed relevant.
We have also, with respect to Parent:
1)reviewed certain publicly available business and financial information relating to Parent that we deemed to be relevant, including publicly available research analysts’ estimates;
2)reviewed the reported prices and the historical trading activity of the Parent Common Stock; and
3)compared the financial performance of Parent and its stock market trading multiples with those of certain other publicly traded companies that we deemed relevant.
We have also:
1)reviewed a draft dated August 8, 2026 of the Merger Agreement (the “Draft Merger Agreement”); and
2)performed such other analyses, reviewed such other information and considered such other factors as we have deemed appropriate for purposes of our Opinion.

In rendering our Opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available, supplied or otherwise made available to or discussed with us by the Company, and have relied upon the assurances of the management of the Company that they are not aware of any facts or circumstances that would make such information provided by the Company inaccurate or misleading in any material respect. With respect to the Company Projections, we have been advised by the management of the Company, and have assumed, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of the Company of the future financial performance of the Company. We assume no responsibility for and we express no view as to any such projections or estimates or the assumptions on which they are based. In addition, we have assumed, as advised by the Company, the accuracy of the representations and warranties contained in the Merger Agreement and all agreements related thereto and that the Mergers will be consummated in accordance with the terms set forth in the Merger Agreement, without any waiver, amendment or delay of any of the terms or conditions thereof, including, among other things, that the Company Merger will qualify as a “reorganization” under, and within the meaning of, Section 368(a) of the Internal Revenue Code of 1986, as amended. We have also assumed, as advised by the Company, that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Mergers, no delays, limitations, conditions or restrictions will be imposed that would have an adverse effect on the Company, the Company Operating Partnership, Parent, Parent Manager or the contemplated benefits expected to be derived in the proposed Mergers. With your consent, we have assumed that any adjustments to the Common Stock Merger Consideration pursuant to Section 3.1(d) of the Merger Agreement or otherwise would not be material to our analyses or this Opinion. We also have assumed, as advised by the Company, that (a) the final executed Merger Agreement will not differ in any material respect from the Draft Merger Agreement reviewed by us, and (b) the final Merger Agreement will reflect the Exchange Ratio of 0.3063, Per Share Parent Cash Consideration of $0.41 per share and Per Share Additional Manager Consideration of $0.52 per share.
We are not legal, tax, regulatory or accounting advisors. We are financial advisors only and have relied upon, without independent verification, the assessment of the Company and its legal, tax, regulatory and accounting advisors with respect to legal, tax, regulatory and accounting matters. We express no view or opinion as to any terms or other aspects of the Mergers (other than the Common Stock Merger Consideration to the extent expressly specified herein), including, without limitation, the form or structure of the Mergers or any adjustments to the Common Stock Merger Consideration set forth in Section 3.1(d) of the Merger Agreement or otherwise. Our Opinion is limited to the fairness, from a financial point of view, to the holders of Company Common Stock (other than holders of Canceled Shares) of the Common Stock Merger Consideration to be received by the holders of Company Common Stock (other than holders of Canceled Shares) pursuant to the Merger Agreement, and no view or opinion is expressed with respect to any consideration or other amounts to be received in connection with the Mergers by the holders of any other class of securities, or by any creditors or other constituencies of any party. In addition, we express no view or opinion with respect to the fairness (financial or otherwise) of the amount, nature or any other aspect of any termination fee set forth in the Merger Agreement or any compensation to any of the officers, directors or employees of any party to the Mergers, or any class of such persons, whether relative to the Common Stock Merger Consideration or otherwise. We have not made any independent valuation or appraisal of the assets or liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or Parent, nor have we been furnished with any such valuations or appraisals, and we have not made any physical inspection of the properties or assets of the Company or Parent. Our Opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this Opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this Opinion.
We have acted as financial advisor to the Board of Directors of the Company (the “Company Board”) in connection with the Mergers and will receive a fee for our services, a portion of which is payable upon the rendering of this Opinion and a portion of which is contingent upon the consummation of the Mergers. In addition, the Company has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement.
In the two years prior to the date hereof, we and our affiliates have provided financial advisory or investment banking services to the Company and its affiliates and received customary fees for the rendering of these services. In the two years prior to the date hereof, we and our affiliates have acted as a placement agent in connection with the establishment of an at-the-market equity offering program of Parent and its affiliates and received customary expense reimbursement for the rendering of these services. BTIG and its affiliates may seek to provide financial advisory or investment banking services to the Company, Parent or any of their respective affiliates in the future, and would expect to receive customary fees for the rendering of any such services.
Please note that BTIG and its affiliates provide investment banking and other services to a wide range of persons from which conflicting interest or duties may arise. BTIG, its affiliates, directors, members, managers, employees and officers may at any time hold long or short positions, and may trade or otherwise structure and effect transactions in debt or equity securities or loans of Parent, the Company or any other company that may be involved in the Mergers.
BTIG’s Fairness Opinion Committee has approved the issuance of this Opinion. This Opinion is for the information of the Company Board in connection with and for purposes of its evaluation of the Mergers only and may not be used for any other purpose without our prior written consent, except to the extent required to be described and/or referred to in any filings to be made in connection with the Mergers with the Securities and Exchange Commission or any other legal or regulatory authority, in which case the Company shall have provided us with an opportunity to prepare, review and/or provide comments on any such description or reference. If this Opinion is included in a proxy statement filed in connection with the Mergers, this Opinion shall be produced in full, and any description of or reference to BTIG or summary of this Opinion shall be in a form reasonably acceptable to BTIG and its legal counsel. Our Opinion does not address the relative merits of the Mergers in comparison to other strategies or transactions that might be available to the Company or in which the Company might engage or as to the underlying business decision of the Company to proceed with or effect the Mergers. In addition, this Opinion does not in any manner address the prices or volumes at which Company Common Stock or Parent Common Stock will trade at any time, including following the announcement or consummation of the Mergers. BTIG expresses no opinion or recommendation as to how the stockholders of the Company should vote at any stockholders’ meeting to be held in connection with the Mergers. This Opinion supersedes in its entirety any other written analyses or materials previously furnished by BTIG to the Company or its representatives.
Based on and subject to the foregoing, we are of the opinion that, as of the date hereof, the Common Stock Merger Consideration to be received by the holders of Company Common Stock (other than holders of Canceled Shares) pursuant to the Merger Agreement is fair from a financial point of view to the holders of Company Common Stock (other than holders of Canceled Shares).
Very truly yours,
BTIG, LLC
/s/ Tosh Chandra
Tosh Chandra
Managing Director